Form 20-F
period 1999-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2000-03-28
CIK 1046962

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(MARK ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                                       OR
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1999 (No Fee Required)
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM N/A TO N/A (NO FEE REQUIRED)
COMMISSION FILE NUMBER 333-7668
                      POLSKA TELEFONIA CYFROWA SP. Z O.O.
             (Exact Name of Registrant as Specified in Its Charter)
                                     POLAND
                (Jurisdiction of Incorporation or Organization)
                      AL. JEROZOLIMSKE 181, 02-222 WARSAW
                    (Address of Principal Executive Offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                           NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                            ON WHICH REGISTERED
             -------------------                           ---------------------
                     None                                           None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
                                (TITLE OF CLASS)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

     10 3/4% Senior Subordinated Guaranteed Discount Notes Due July 1, 2007 11 1/4% SENIOR SUBORDINATED GUARANTEED DISCOUNT NOTES DUE DECEMBER 1, 2009

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

           471,000 Outstanding Ordinary Shares of PLN 1,000 per Share

INDICATE BY CHECK MARK WHETHER THE REGISTRANT: (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.
                             YES  ___      NO  ___
INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.
                         ITEM 17  ___      ITEM 18  ___
NAME AND ADDRESS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:

                                Alexander Lloyd
                                Clifford Chance
                             200 Aldersgate Street
                                London EC1A 4JJ
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company (spolka z ograniczona odpowiedzialnoscia) organized under the laws of the Republic of Poland. References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 which were issued by PTC International Finance B.V., our wholly owned finance subsidiary which was organized under the laws of The Netherlands. References to the "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009, which were issued by PTC International Finance II S.A. a company organized under the laws of Luxembourg which is a wholly owned finance subsidiary of PTC International Finance (Holding) B.V., which in return is our second wholly owned finance subsidiary organized under the laws of the Netherlands. Both the 10 3/4% Notes and 11 1/4% Notes are fully and unconditionally guaranteed by us (the "Company Guarantee"). PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. essentially have no independent operations and do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act").

     We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F (the "Form 20-F"), references to "zloty" or "PLN" are to Polish currency, references to "U.S. dollars", "USD" or "$" are to United States currency, references to "Deutschmark" or "DM" are to German currency and references to "Euros" are to the single currency of those member states of the European Union (the "EU") that entered the third stage of economic and monetary union pursuant to the Maastricht Treaty on January 1, 1999. As at January 1, 1999, the Euro replaced the "ECU", the European Currency Unit at a ratio of one Euro to one ECU.

     The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 20-F contains translations of certain Zloty amounts into U.S. dollars at the rate of PLN 4.1483 = $1.00, the exchange rate quoted for accounting purposes by the National Bank of Poland ("NBP"), the Polish central bank, on December 31, 1999 (the "Fixing Rate"). These translations should not be construed as representations that such zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

     Our Financial Statements for the year ended December 31, 1999 (the "Financial Statements") attached to this Form 20-F have been prepared in accordance with International Accounting Standards ("IAS"), which differs in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 28 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with IAS.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THIS ANNUAL REPORT ON FORM 20-F CONTAINS CERTAIN FORWARD LOOKING STATEMENTS (AS DEFINED IN
SECTION 21E OF THE EXCHANGE ACT) WITH RESPECT TO OUR PLANS TO COMPLETE ITS CELLULAR NETWORK, EXPECTATIONS AS TO FUNDING ITS CAPITAL REQUIREMENTS AND OTHER STATEMENTS OF EXPECTATION, BELIEF, FUTURE PLANS AND STRATEGIES, ANTICIPATED DEVELOPMENTS AND OTHER MATTERS THAT ARE NOT HISTORICAL FACTS. THESE FORWARD LOOKING STATEMENTS ARE ACCOMPANIED BY, AND SHOULD BE READ IN CONJUNCTION WITH, AN EXPLANATION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED AS SUCH FORWARD LOOKING STATEMENTS. BY THEIR NATURE, FORWARD LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY, AND THE FACTORS DESCRIBED IN THE CONTEXT OF SUCH FORWARD LOOKING STATEMENTS, AND OTHER FACTORS REFERRED TO IN THIS ANNUAL REPORT ON FORM 20-F, PARTICULARLY IN ITEM 1. "DESCRIPTION OF BUSINESS" AND ITEM 9. "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. WE ARE CLAIMING THE BENEFITS OF THE SAFE HARBOR PROVISION REFERRED TO ABOVE.

     Our registered office and its headquarters are located at Al. Jerozolimske 181, 02-222 Warsaw; telephone (480 22 573-6000).

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
PART I
Item 1.     Description of Business.....................................    4
Item 2.     Description of Property.....................................   17
Item 3.     Legal Proceedings...........................................   17
Item 4.     Control of Registrant.......................................   18
Item 5.     Nature of Trading Market....................................   19
Item 6.     Exchange Controls and Other Limitations Affecting Security     19
            Holders.....................................................
Item 7.     Taxation....................................................   20
Item 8.     Selected Financial Data.....................................   21
Item 9A.    Management's Discussion and Analysis of Financial Condition    24
            and Results of Operations...................................
Item 9B.    Qualitative and Quantitative Disclosures About Market          31
            Risk........................................................
Item 10.    Directors and Officers of Registrant........................   33
Item 11.    Compensation of Directors and Officers......................   33
Item 12.    Options to Purchase Securities From Registrant or              33
            Subsidiaries................................................
Item 13.    Interest of Management in Certain Transactions..............   34
PART II
Item 14.    Description of Securities to be Registered..................   37
PART III
Item 15.    Defaults Upon Senior Securities.............................   37
Item 16.    Changes in Securities and Changes in Security for Registered   37
            Securities..................................................
PART IV
Item 17.    Financial Statements........................................   37
Item 18.    Financial Statements........................................   37
Item 19.    Financial Statements and Exhibits...........................   38

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

     We are the largest GSM wireless telephony services provider in Poland with
1.8 million subscribers and a 44.7% share of the total Polish wireless market as of December 31, 1999. We have both a national GSM 900 and a national GSM 1800 license. As of December 31, 1999, our GSM network covered approximately 84.4% of the geographic area of Poland representing approximately 95% of the total Polish population. We are completing the initial roll out of our SDH microwave backbone network that will connect certain key portions of our network and will reduce reliance on leased lines, provide better transmission quality and reduce operating costs. The initial phase of this SDH microwave backbone network is expected to be complete by the end of the second quarter of 2000. In addition, we plan to selectively roll out GSM 1800 service, which will allow us to increase capacity and to offer seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand "Era GSM", one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 31 dealers with 844 points of sale, a direct sales force of 88 representatives and a national network of 46 retail outlets.

     We have achieved rapid growth in our subscriber base since we launched service in September 1996. For the year ended December 31, 1999, we generated an average of approximately 81,000 net subscriber additions per month. Since July 1999, we have experienced monthly churn of approximately 2.2%, which is at a level comparable with that achieved by Western Europe and U.S. wireless providers. As of December 31, 1999, we provided wireless service to approximately 1.4 million post-paid subscribers and 365,000 pre-paid subscribers. For the year ended December 31, 1999, we had revenue and EBITDA of PLN 2,592.1 million (US$ 624.8 million) and PLN 598.3 million (US$ 144.2 million), respectively. Historical revenues and EBITDA for the year ended December 31, 1999 increased by 60.9% and 36.2%, respectively, as compared to the same period in 1998.

     We provide a broad range of high-quality wireless telephone services, including call forwarding, call waiting, voicemail, account information, short messaging services, information services and wireless internet access. Additionally, we offer a range of differentiated tariff plans to attract and retain subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting select pre-paid customers to post-paid plans and minimizing churn to increase recurring cash flow from each subscriber. We also provide roaming capabilities to our subscribers through 141 international roaming agreements with GSM operators in 74 countries, including all European countries with GSM services.

     Historically, we have benefited from the experience, expertise and support of Deutsche Telekom MobilNet GmbH ("DeTeMobil"), Elektrim S.A. ("Elektrim"), and MediaOne International B.V. ("MediaOne" -- formerly US West International B.V.). Both DeTeMobil and MediaOne have significant experience in operating cellular networks in other Central European markets and worldwide. Elektrim is one of Poland's leading industrial and manufacturing groups, focusing on power construction and engineering, electro-technical equipment and telecommunications. Employees seconded from our shareholders have trained and supervised a number of local managers, who now hold key positions in the Company, including the Director General and the Director of Strategy, Marketing & Sales. As of December 31, 1999, the number of seconded employees was 11, representing less than 1% of the work force.

SERVICES AND PRODUCTS

POST-PAID SERVICES

     We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity (clip) and voice mail which are all pursuant to six alternative tariff plans. The variety in tariff plans permit subscribers to select the monthly fees, air-time charges and value added services that best suit their service requirements and frequency of calls. A potential subscriber commences service upon payment of the purchase price of the handset and the subscriber identity module ("SIM") card.

     We have reduced the activation fee from time to time, in connection with particular promotions in order to attract subscribers. Nevertheless, our basic activation fee remains slightly above that charged by competitors. Currently, we do not offer free activation or SIM cards as part of our promotional campaigns so as to prevent the attraction of subscribers who are lower service users and, who may present higher credit risks than subscribers willing to pay the full activation fee.

     Our tariff structure for services consists of a monthly service fee, air-time charges and additional monthly charges for the use of certain value added services. Our services are offered through six tariff plans that vary the monthly service fee inversely with per minute air-time charges. The "Halo" or "Hello" plan, is a bridge plan from the pre-paid service (a lower monthly fee and a higher per minute charge). The "Bialy" or "White" plan, is designed for low volume consumers (less than 80 minutes of air-time for outgoing calls per month). The "Po Prostu" or "Plain and Simple" plan is designed for consumers who prefer a consistent per minute charge (a slightly higher monthly charge and a flat per minute charge anytime anywhere in Poland). The "Blekitny" or "Blue" plan is designed for medium volume consumers (between 80 and 280 minutes of air-time for outgoing calls per month). The "Granatowy" or "Navy Blue" plan, which is designed for high volume consumers (more than 280 minutes of air-time for outgoing calls per month). The "VIP" plan, which is designed for high-end, high-volume subscribers (a high monthly charge and a very low per minute charge). In addition, to optimize our network utilization, calls within our network from 11:00 PM to 6:00 AM are offered at night zone pricing, which is the lowest per minute price of all available tariffs.

     The following table sets forth a summary of our tariff rates (excluding the 22% VAT charged on the sale of services in Poland), applicable as of October 15, 1999 for domestic calls by an Era GSM subscriber:

                                                    AIR-TIME                AIR-TIME                      PERCENTAGE OF
                                               TARIFF RATES(1) --      TARIFF RATES(1) --                     TOTAL
                                    MONTHLY      OUTSIDE ERA GSM         WITHIN ERA GSM                    SUBSCRIBERS
                       ACTIVATION   SERVICE   ---------------------   ---------------------               -------------
TARIFF PACKAGE           CHARGE       FEE       PEAK      OFF-PEAK      PEAK      OFF-PEAK      NIGHT     1998    1997
--------------         ----------   -------   ---------   ---------   ---------   ---------   ---------   -----   -----
                         (PLN)       (PLN)    (PLN/MIN)   (PLN/MIN)   (PLN/MIN)   (PLN/MIN)   (PLN/MIN)
Hello................    99.00       19.90      2.39        0.89        1.74        0.74        0.24        N/A     N/A
White................    99.00       39.90      1.69        0.89        1.54        0.74        0.24      74.3%   67.6%
Plain and Simple.....    99.00       59.90      1.00        1.00        1.00        1.00        0.24        N/A     N/A
Blue.................    99.00       89.90      1.09        0.59        0.94        0.44        0.24      18.0%   23.6%
Navy Blue............    99.00      129.90      0.89        0.49        0.74        0.34        0.24       7.7%    8.8%
VIP..................    99.00      199.90      0.55        0.55        0.55        0.55        0.24        N/A     N/A

---------------

(1) Our subscribers pay for the first minute of each call regardless of the call's length and then for each thirty-second interval (or portion thereof) thereafter.

     We have not increased the rates on any of our packages since we began offering services to our subscribers in September 1996. On February 1, 1998, VAT charged on the cost of telecommunications services was increased from 7% to 22% thereby increasing the final cost of telecommunications services to our subscribers

     Due to relatively low average household incomes in Poland (less than PLN 2,500 per month), we believe that many of our subscribers, including medium- and high-volume users, prefer to enroll in a tariff plan with a lower monthly service charge. We believe that a certain number of our Hello plan subscribers will migrate to the Plain and Simple, Blue or Navy Blue plans as they become accustomed to using our services.

PRE-PAID SERVICES

     Since June 1998, we have offered a pre-paid GSM service package under the product name "Tak Tak." This pre-paid service enables our customers to take advantage of a GSM service without paying a monthly subscription fee or entering into a contract. Our Tak Tak pre-paid service is designed to appeal to those who want to limit the amount they spend on their mobile calls. We offer two types of pre-paid tariff services: i)"You and Me", which provides a 15% discount to our subscribers for up to two of their favorite callers; and ii) "All Day", which provides our subscribers with a flat per minute price all day and a lower more competitive price on calls from 11.00 PM to 6.00 AM. We believe that Tak Tak has become synonymous with pre-paid cellular service in Poland.

     Our customers who choose pre-paid service can purchase either a SIM pack starting from approximately PLN 99 (a SIM card, which is required to open a pre-paid account, with a stored value of PLN 50) or the pre-paid bundle pack (a handset and a SIM pack) for approximately PLN 299 to PLN 449 depending on the handset chosen. Our subscribers can then purchase pre-paid vouchers of different denominations and validity periods. Pre-paid vouchers are sold in all of our company retail stores and in over 5,500 other outlets including national news stands, gas stations, Era GSM stores and through dealers. If the pre-paid account is not topped up with a new voucher within a six-month period, the pre-paid account expires and any remaining balance is forfeited. As of December 31, 1999, our total subscribers included 365,155 Tak Tak customers.

     The following table sets forth the charges to the pre-paid card for local and national calls:

                                       CALLS OUTSIDE THE ERA GSM    CALLS WITHIN THE ERA GSM
                                               NETWORK(1)                  NETWORK(1)
                                       --------------------------   ------------------------
                                                    OFF-PEAK AND                OFF-PEAK AND
PREPAID TARIFF PACKAGE                    PEAK        WEEKENDS        PEAK        WEEKENDS       NIGHT
----------------------                 ----------   -------------   ---------   ------------   ---------
                                       (PLN/MIN)    (PLN/MIN)       (PLN/MIN)   (PLN/MIN)      (PLN/MIN)
You and Me tariff....................     2.59          1.20          1.74          0.94         0.24
  All Day tariff.....................     1.99          1.99          1.39          1.39         0.24

---------------

(1) Our subscribers pay for the first minute of each call, regardless of the call's length and then for each thirty second interval (or portion thereof) thereafter.

VALUE ADDED SERVICES

     In addition to providing basic GSM telecommunications services, we also provide call divert and voice mail to all subscribers of our basic services, and voice mail to all our pre-paid customers. Our subscribers pay only for the additional air-time used in accessing these services. We also provide additional value added services, and are continually developing new services to meet the needs of the evolving Polish market and to create new revenue streams. ERANET, our internet service, combines internet access with an email address that delivers messages directly to our subscriber's handset. Fax and data services are available for an additional monthly fee, and short message service is charged per message with the exception of INFO ERA, which is a short message service information service charged on a monthly basis. Our other services such as conference calling and calling line identity are included in the price of premium tariff plans. Subscribers of our regular plans may purchase these services separately. "Between us," our family and friends discount program, gives our subscribers a 15% discount on calls to their two (pre-paid) and three (post-paid) favorite numbers, while packages of low-priced minutes provide more value to our subscribers who call regularly and incentive for passive users to call more often.

     As the market for GSM services develops over time, we intend to introduce additional value added services. We anticipate that these additional services will include advanced voice mail services that allow our subscribers to not only
(i) send and receive messages, but also to (ii) forward, prioritize and send messages to multiple recipients, and to (iii) fax mail, which provides the same features of advanced voice mail for faxes.

HANDSETS AND ACCESSORIES

     We sell handsets and accessories separately from GSM services, and subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from basic to the most advanced models manufactured by some of the world's leading manufacturers of mobile telephones, including Alcatel, Ericsson, Motorola, Nokia, Panasonic and Siemens. In connection with certain promotions, we offer reduced price handsets that can only be used on our own network. The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber's handset, including carrying cases, batteries, car kits and recharging equipment. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cost of Sales."

     We do not intend to achieve positive overall margins on handset sales. We do not discount handsets except in connection with service subscriptions. See "Marketing and Distribution -- Marketing Activities." In addition, certain discounted handsets sold during a promotion are configured so as to accept only ERA SIM cards (a "SIM lock"). We intend to use SIM locks only to recoup the discounted cost of the handset and we will enable subscribers to unlock the handset on request in order to permit its use on other networks once we have recovered the discounted cost.

     We believe that the prominent position of our major shareholders within the cellular telecommunications market provides us a substantial benefit when negotiating with handset vendors.

INTERNATIONAL ROAMING

     Our digital wireless network uses GSM technology. GSM is the world's most widely used digital wireless technology, with more than 253 million users in more than 131 countries as of November 1999. Because GSM is a standardized technology used throughout most of Europe and internationally, our subscribers can make and receive calls outside their home calling area in other locations that also operate a cellular telecommunications network on the GSM standard. As of December 31, 1999, we had entered into 141 international roaming agreements with GSM operators in 74 countries. The agreements cover all of the principal countries in Europe. In general, these international roaming agreements provide that when our subscribers use the services of a corresponding GSM network operator in another country, we are responsible for payments of charges for those services used in accordance with the corresponding GSM network operator's tariff. We pass these charges through to the relevant subscriber, together with an additional surcharge of 15%.

     Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. See Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors Affecting Revenues."

CUSTOMER SERVICE

     We believe that high-quality customer service plays an important role in distinguishing us from our competitors, expanding our subscriber base and sustaining customer loyalty. On December 31, 1999, we employed 733 customer service representatives in the Customer Service Center located in Warsaw who operate a 24-hour toll-free customer service hotline for subscribers, including directory assistance, mobile telephone service guidance, billing and other information. We also have installed information systems to quickly activate service for new subscribers and to provide clear and accurate monthly bills. We have introduced an internet home page to provide information about us, our available services and our network, and to allow customers to subscribe to our services, as well as to order handsets at a 15% discount from the normal list price. In 1998, we were awarded ISO 9002 status for customer service. We are currently the only company in Poland to have been awarded this status for customer service. Furthermore, we provide additional customer support services, such as handset repair, at our 30 customer service centers located in our retail outlets.

BILLING AND SUBSCRIBER MANAGEMENT

     The integrity and flexibility of our billing and subscriber management system are important components to our strategy of providing efficient and responsive customer service as it provides accurate and timely subscriber information and analysis. DeTeMobil supervised the installation of the our billing and subscriber management system and continues to provide us with operational training and technical support.

     Our subscribers are billed on a monthly basis and may pay their bills either at our retail stores, banks or post offices. We also use data obtained from our billing system to generate a customer lifetime value profile for each of our subscribers. This contributes to the development of our different tariff packages and the measurement of the effectiveness of our promotional and advertising campaigns, which we then use in developing our new services and marketing strategies.

     As in other emerging-market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential subscribers. We do, however, have an internal credit risk management team that conducts credit checks on our new subscribers, primarily by verifying addresses and through bank references, and we are in the process of developing a credit risk profile model. We also have created a proprietary credit database and use our billing system to generate subscriber usage reports on customers that have exceeded pre-assigned credit limits or have failed to pay their bill. Based on these reports, our credit and risk management team can contact subscribers, and depending on the circumstances, a subscriber's service may be deactivated. We also provide independent dealers and retail stores with weekly electronic subscriber management reports. Additionally, our dealer commission structure is linked to the life of each subscriber acquisition. Overall, we aggressively pursue collections and disconnect subscribers who pose a credit risk.

     The effective management of our customer churn has allowed us to maximize profitability and cash flows. Since the beginning of 1997, our average monthly churn rate has been 2.4%. However, during the fourth quarter of 1998 and the first quarter of 1999, our monthly churn increased. In response, we initiated a handset upgrade program for valued customers, instituted improved credit information sharing throughout the national distribution network, and launched the first loyalty plan in the Polish telecommunications sector. Under our customer loyalty program, our long-standing customers benefit from awards such as Era GSM merchandise, free air time and other rewards from our exclusive partners, which include LOT Polish Airlines, British Airways, Panasonic and Kodak.

MARKETING AND DISTRIBUTION

     Our marketing and distribution efforts are designed to develop brand leadership for "Era GSM", including "Tak Tak", and to enable us to target specific segments of the Polish telecommunications market, particularly those subscriber profiles with high customer lifetime values. Currently, we target the professional and business segments with post-paid products and the mass market with pre-paid products.

MARKETING ACTIVITIES

     Our marketing efforts currently are focused on potential subscribers who are likely to recognize the enhancements in productivity that may result from having a mobile phone, and others who are unable to otherwise access wireline telephony because of the long waiting times for telephone installation common in Poland. Our primary target market for GSM services is small-to-medium-size businesses, professionals and large corporations who generally use tariff plans consistent with high volume usage, such as the Blue, Navy Blue or VIP tariff plans. We seek to attract business subscribers by providing certain value added services, including call waiting and conference call facilities, free of charge as part of the Blue, Navy Blue and VIP tariff plans.

     We have used extensive national advertising campaigns to create awareness and to promote the benefits of subscribing to an Era GSM service. We advertise primarily through television advertising and also use print media, billboards and radio advertising. The brand name "Era GSM" was selected after an extensive name search and customer research program because it is short and easy to remember. We have also developed the product name "Tak Tak" to promote our pre-paid services. We believe Tak Tak has become synonymous with pre-paid services in Poland. In October 1999, we launched a consumer loyalty program called "Stokrotka" or "Gratitude," which is the first major type of such program offered in the telecommunications industry in Poland. This campaign is designed to provide our subscribers incentives based on usage, payment and longevity. Using a program similar to airline mileage award programs, our subscribers are awarded benefits such as Era GSM merchandise and free cellular air-time.

     We also believe that demand for GSM services in Poland is stimulated by promotional campaigns in which reduced prices for GSM services and accessories are offered. We have engaged in such campaigns from time to time, including offering handsets at reduced prices and reduced activation fees during specific periods. In general, however, we avoid promotional techniques, such as providing free air-time or waiving activation or monthly fees, because we believe that these types of incentives tend to attract passive or inactive subscribers as well as subscribers who are higher credit risks.

     We disallow subscribers who purchase services as a result of a promotional campaign to change tariff plans or cancel their subscriber contracts prior to the expiration of a minimum period (generally two years), except by paying us an additional amount equal to the discount on the full cost of their handset. Other subscribers may change tariff plans at will upon payment of a small fee to us and may cancel their subscriber contract upon one month's notice to us without charge.

DISTRIBUTION CHANNELS

     We have established distribution channels through a number of independent dealers and our own retail stores and sales force.

     Our largest distribution channel is our network of 31 independent dealers, which operated through 844 outlets, consisting primarily of retail stores, as of December 31, 1999. In addition to our services and products, these dealers typically sell other electric products, such as cameras and office automation equipment. During 1999, our dealers accounted for the acquisition of 77.5% of the basic service subscribers. We generally enter into an agreement with each of our dealers, which provides that the dealer will not market or sell telecommunications services of our competitors. Our ability to enforce this provision may be limited by the terms of our GSM Licenses and Polish anti-monopoly regulation. Our dealer agreements generally have no predetermined term but may be cancelled by either party at any time subject to three months' notice.

     We pay our dealers a commission based on the number of new subscribers acquired and a bonus for acquiring subscribers in excess of quarterly targets established by us. We retain the right to "claw back" a certain percentage of the commission paid to a dealer to the extent that our subscribers do not remain an active service user during a period of up to six months after activation. We established a Partnership Incentive Plan to award our dealers that achieve high volumes of activations per point of sale and are timely with payments to us for product and activation sales. The Partnership Incentive Plan provides for increased commissions and additional bonuses to our dealers. We also offer our dealers a cooperative advertising plan whereby we pay a portion of the dealer's cost of advertising.

     We provide our dealers with handsets during promotions at a price slightly lower than the promotion price. Those handsets that remain unsold at the end of a promotion may be returned to us. We also cooperate with dealers to increase our brand awareness by providing them with ancillary point of sale materials, event financing, packaging, brochures and promotional stands.

     Our retail distribution channels currently consist of 46 owned retail stores. These stores are located in the central, high traffic areas of Polish cities and only sell our cellular services, handsets and ancillary products. Our employees at the retail stores are paid a salary, plus commissions based on the number of activations they sell. During 1999, our retail channel accounted for 17.3% of the total number of new subscribers for our basic services.

     We believe that our retail stores are a valuable promotional vehicle for our services and products, offering a wider range of customer services and support than those offered by our dealers at the relevant point of sale. Each of our retail stores has customer service staff capable of immediately activating a new subscriber as well as responding to billing and other inquiries from our current subscribers. We also provide handset servicing in the retail stores, including providing our subscribers with temporary replacement handsets in the event that the broken handset is returned to the manufacturer for repair.

     We believe that our direct sales force provides an important resource to our strategy of increasing the proportion of our subscribers using the Blue, Navy Blue and VIP tariff plans, as well as attracting higher usage customers. Our direct sales force has 88 representatives responsible for the acquisition and servicing of our major business accounts. Our representatives are paid a base salary plus a commission for each new activation. During 1999, our direct sales channel accounted for 5.2% of the total number of new subscribers for our basic services.

     We believe that our retail sales and direct sales force, by offering higher quality service, can achieve a higher level of sales to high-volume subscribers than through dealers, and in the case of our direct sales force, a more focused marketing effort on desirable major accounts.

NETWORK AND FACILITIES

NETWORK INFRASTRUCTURE

     Assisted by our internal engineering specialists, DeTeMobil employees designed and planned our network infrastructure and utilized DeTeMobil's proprietary cell site planning software to do so. We now rely on our internal engineering employees to operate and maintain our network, assisted by four secondees from DeTeMobil. Components, subsystems and interfaces constituting our network have been (and continue to be) supplied on a turnkey basis by Siemens and Ericsson. In addition, we have recently entered into an agreement with Alcatel to also supply us with network equipment.

     Our infrastructure of cellular networks is based upon the division of the geographical area covered by our network into a number of cells that have diameters ranging from a few hundred meters to up to 30 kilometers. Each cell contains one or more transceivers at a base-station ("BTS") that communicate by radio signal with active cellular subscribers in the cell. Transmissions between cellular telephones and BTSs generally cover no more than the diameter of the cell, and therefore can be made at relatively low power. In a GSM cellular network, the BTSs installed in each cell are connected to base station controllers ("BSCs"), which in turn, are connected to a mobile switching center ("MSC"). MSCs are connected to other MSCs in the same network and to other fixed cellular networks. MSCs control the routing (and call record) of calls and allow cellular telephone users to move freely from cell to cell while continuing calls. Connections between BTSs, BSCs and MSCs consist of transmission lines, including fibre optic cables, copper cables and microwave links.

     The major elements of our GSM network are: (i) the Base Station Subsystem which as of December 31, 1999, was made up of 2,637 Base Stations controlled by 84 Base Station Controllers; (ii) the 17 Mobile Switching Centers and (iii) the Operations and Maintenance Subsystem and the Network Management Center, both of which are located in Warsaw and enable us to centrally manage and coordinate network operations and maintenance. From our Network Management Center in Warsaw, we monitor service over our entire network. To mitigate the effects of potential switching failures or failures of other network elements, we have installed back up equipment and have constructed alternative routes between our critical network elements. As of December 31, 1999, our network covered approximately 84.4% of the geographic area of Poland representing approximately 95% of the total Polish population.

     We were granted nationwide GSM Licenses to operate in the 900 MHz bandwidth (license granted February 1996) and in the 1800 MHz bandwidth (license granted in August 1999). The increase in available bandwidth will create significant additional capacity for both our voice and data services.

     The smaller cell radius of GSM 1800, requires a larger amount of network equipment, and generally raises the cost of operating such a system, particularly in rural areas. Although we have commenced operation of our GSM 1800 service in March 2000, we intend to selectively roll-out this service. The costs of building-out our GSM 1800 network will be lessened by the fact that we intend for this network to primarily serve urban, densely populated areas and other areas of high telephone usage, in which our GSM 900 network already features a high density of BTSs and relatively small cell sizes. Calls will be switched between our GSM 900 and 1800 networks to maximize capacity and efficiency, but our customers will not notice any difference or interruption as calls are switched between the networks.

     Several transmission lines for GSM network connections between BTSs, BSCs and MSCs have been leased from TPSA. In order to reduce dependence on TPSA, we have entered into a contract with Ericsson to construct a SDH microwave backbone network. Our SDH microwave backbone network will connect the major centers served by our GSM networks, and will reduce but not eliminate our need for leased lines from TPSA. We expect that the initial phase of the roll-out of our SDH microwave backbone network will be completed in the second quarter of 2000.

NETWORK QUALITY

     Our network has been designed to provide comprehensive high-density coverage in major urban centers within Poland. The high density of coverage in urban areas, which results from using cells of approximately one kilometer in diameter as opposed to cells of approximately 30 kilometers in diameter in rural areas, enables subscribers to receive and make wireless transmissions anywhere within those urban areas, including inside buildings. We believe that our ability to provide indoor reception and transmission in major urban areas is a significant advantage in the Polish cellular telecommunications market. We also believe that our focus on high-density coverage in urban areas at the early stage of our network development has been more economical than attempting to increase density of coverage in these locations at a later stage.

     We regularly monitor congestion on our network and attempt to alleviate congestion by adding BTSs where necessary. During 1999, we had an average dropped call rate (the percentage of calls not completed or involuntarily terminated because all circuits are busy or because access to our network is unavailable measured between 8:00 AM and 10:00 PM Monday through Friday) of approximately 1.5%. The dropped call rate depends both on the performance our network and, to the extent a call is originated or terminated in another network, on the performance of that other network. We are unable to accurately estimate the dropped call rate for calls transferred from one of our own mobile switching centers to a wireline subscriber. The additional capacity granted under our GSM 1800 License will further alleviate congestion on our network, which should also decrease our dropped call rate. Additionally, we were awarded ISO 9002 status in 1999 for the operational quality of our Network Management Center's monitoring activities.

     We have been assigned six digit telephone numbers with the prefixes 602, 604 and 606 and consequently, have the ability to generate approximately three million numbers. We believe, therefore, that we have sufficient numbers to meet anticipated subscriber demand. Moreover, we believe that additional telephone numbers would be available if and when we needed them.

SUPPLIERS

     Ericsson and Siemens designed, manufactured, delivered, installed, commissioned and prepared our GSM network, including mobile switching centers, base stations and base station controllers, operation support systems and cross connect systems equipment. These suppliers now provide maintenance and repair services for our network, and we intend to utilize these suppliers, together with Alcatel, to provide new equipment necessary for our GSM 1800 network and the completion of the final stages of our GSM 900 network. We believe, however, that there are a number of other companies capable of supplying GSM network equipment, given the compatibility and interchangeability of equipment among different vendors ensured by GSM standard specifications.

CELL SITE PLANNING

     Cell site planning, which historically we carried out jointly with our major suppliers, is now principally done internally. Our design for network coverage is determined with the aid of a specialized software package developed by DeTeMobil. We have entered into an agreement with DeTeMobil governing our continued use of this software.

NETWORK CONSTRUCTION

     Our GSM 900 network covers 84.4% of Poland's geography and 95% of Poland's population. We have established a project management team that reviews the progress of our GSM 900 network build-out on a monthly basis to ensure that the pace of the build-out is sufficient to meet the requirements of our GSM 900 License. In addition, with each of our major suppliers, we have entered into contracts of intent relating to network equipment purchases for 1999 and a portion of 2000. These arrangements contemplate that the suppliers will receive financial incentives for achieving certain targets related to the schedule for our network build-out.

     Our GSM 1800 network construction is underway and we expect to commence GSM 1800 operations in March 2000. There is only one requirement in our GSM 1800 License relating to achieving specified levels of population or geographic coverage. Under the terms of our GSM 1800 License we must achieve combined geographic coverage by both of our GSM 900 and 1800 networks, taken together, of 90% by June 2004. Our GSM 900 License requires 84.9% GSM 900 geographic coverage by the end of 2000. Since the achievement of required coverage is less pressing under our GSM 1800 License, we intend to roll-out our GSM 1800 network selectively, choosing areas most in need of the higher capacity afforded by such networks. The costs of further construction of our networks will thus become primarily "variable" costs rather than "fixed" costs, as decisions to expand will be driven principally by increases in call volume, rather than the need to meet license requirements.

MAINTENANCE OF THE NETWORK

     Each of our network construction agreements provide that the vendor is obligated to provide maintenance, spare parts and relevant upgrades for the software and hardware supplied under such agreements for a period of 15 years following the date of our commercial acceptance of the relevant component. The suppliers warrant equipment for 24 months from the date of acceptance and provide maintenance training to our employees. With respect to software, each supplier is required to (i) take action to remedy any defect or malfunction in the software provided within four hours of the occurrence of a defect or malfunction, or reimburse us for the services of a third party, (ii) provide a help desk to support us, (iii) release upgrades or updates for its software to us, and (iv) cooperate with us on the management of release procedures for its software. With respect to hardware, each supplier is required to (i) make replacement parts available to us at market rates, (ii) repair and replace parts of our network pursuant to either a monthly account with us or compensation on a case by case basis and (iii) make us aware of and offer to provide us such enhancements, upgrades and evolutionary improvements to hardware in our network.

THE LICENSES

GSM 900 LICENSE TERMS

     General. Following a competitive tender, on February 23, 1996 we received a license which granted us: (i) a concession to provide telecommunications services according to European telecommunications GSM standards in the 900 MHz frequency band, (ii) a permit to install and use GSM network equipment, (iii) an allocation of 37 channels within the 900 MHz frequency band and (iv) an allocation of telephone numbers with the prefix 602 and 604.

     Fees. We are required to pay to the Polish government a fee equal to the Zloty equivalent of Euro 217,731,831 for our GSM concession. This fee is payable in six installments with the first installment due upon the grant of the license and one installment on each March 31 thereafter. We paid Euro 101,494,831 of this fee in 1996, Euro 1,980,000 on March 31, 1997, Euro 8,107,000 on March 31,
1998, Euro 15,730,000 on March 31, 1999, and will be required to pay Euro 34,320,000 on March 31, 2000 and Euro 56,100,000 on March 31, 2001. See Notes 18
and 19 to the Financial Statements as of and for the years ended December 31, 1999 and 1998, respectively. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Communications. This amount was set at PLN 2,368,000 for the first year of operation (following the award of our GSM 900 License), PLN 3,872,000 for the second year, PLN 3,990,000 for the third year and PLN 4,500,000 for each of the following years.

     In addition, we are required to pay an initial fee of PLN 500 for the permit and frequency allocation for each base station and PLN 250 for any changes in this permission. We are also obligated to pay a fixed annual fee of PLN 160 for each of the channels used by each base station.

     Term. Our GSM 900 License was issued for a term of fifteen years and provides that we may make an application to extend the term for an agreed period one year prior to its expiration date. Our GSM 900 License is not transferable. Therefore, any transfer of business would require a revocation and reissuance of our GSM 900 License. In addition, the approval of the Ministry of Communications is required in the event that an acquisition of our shares or any rights to our shares by a single entity would, together with any shares or rights currently held by that entity, result in that entity having rights to an ownership percentage of our shares in excess of any of 10%, 25%, 33% or 50%.

     Under the terms of our GSM 900 License, we are not entitled to request additional frequency until five years after the commencement of commercial operations and we are subject to compliance with the terms and conditions of our GSM 900 License. In November 1997, however, the Ministry of Communications allocated us eight additional channels.

     License Conditions. Our GSM 900 License is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 900 License may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 900 License conditions.

     Our GSM 900 License contains certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage of 63.4%, 79.6%, 84.2% and 84.9% and population coverage of 73.1%, 90.1%, 94.8% and 95.6% by the end of 1997, 1998, 1999 and 2000, respectively. We have met the coverage requirements for each year ended 1997, 1998 and 1999, respectively.

     Our GSM 900 License requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

     Our GSM 900 License generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 900 License also specifically prohibits exclusive arrangements with "service providers." We believe, however, that our dealers are not "service providers" as the term is used in our GSM 900 License with reference to air-time providers, and therefore, our exclusive contracts with our dealers do not constitute a violation of our GSM 900 License conditions. See "-- Marketing and Distribution."

     In its original form, our GSM 900 License prohibited the establishment of transmission links between elements of our GSM network and required us to lease transmission lines from TPSA. Our GSM 900 License also prohibited any form of interconnection between our network and other wireless networks including wireless networks outside Poland, without using TPSA's transmission lines. On January 17, 1997, however, pursuant to a complaint from the Polish Ombudsman, the Polish Supreme Administrative Court repealed these prohibitions on the grounds that the Minister of Communications had insufficiently substantiated the rationale for imposing this repeal. In response, the Minister of Communications issued a decision dated May 13, l997, amending our GSM 900 License to permit us to install and use a transmission infrastructure to connect elements of our own GSM network. We are still required to use transmission lines leased from TPSA to interconnect each mobile switching center and to interconnect our network with that of TPSA's unless TPSA is unable to provide such leased lines to us within one month following the request. Also, the interconnection with other mobile telephony networks was permitted only between mobile switching centers, which meant in practice that we had to use leased lines from TPSA to connect with other mobile telephony networks. On April 27, 1998 the Supreme Administrative Court repealed these restrictions on the grounds that the Minister of Communications did not provide sufficient reasons for its decision and on the grounds that the restrictions might be incompatible with the competition provisions of the Europe Agreement dated 16 December 1991. Pursuant to this judgement, we are free to connect components of our network and to interconnect with other cellular providers in Poland without the use of leased lines from TPSA. We are also free to lease lines from other operators which can provide such service. This judgement also allows us to build the SDH microwave backbone network.

     We currently lease transmission lines from TPSA to interconnect the elements of our GSM network. Tariffs for the lease of these transmission lines are based on the distance between elements of our GSM network and the length and capacity of the relevant transmission line. The Polish Office for Competition and Consumer Protection found these increases to be anti-competitive. Pursuant to the Interconnect Decision, described below, we are entitled to a 60% discount on TPSA's standard leased line tariffs and certain additional incremental discounts. See "-- Interconnect Agreements." We may, in appropriate circumstances, seek to lease transmission lines from third parties such as railway or electricity companies.

GSM 1800 LICENSE TERMS

     General. On August 11, 1999 we received a license granting us: (i) a concession to provide telecommunications services according to European telecommunications GSM/DCS standards in the 1800 MHz frequency band; (ii) a permit to install and use GSM/DCS network equipment; (iii) an allocation of 48 channels within the

1800 MHz frequency band; and (iv) an allocation of telephone numbers with the prefix 606. This license permitted us to use these new 1800 MHz frequencies beginning March 1, 2000. We have begun to install the necessary GSM/DCS equipment and commenced offering GSM 1800 service in selected areas on March 1, 2000.

     Fees. We are required to pay to the Polish government a fee equal to the Zffioty equivalent of Euro 100,293,000 for our GSM/DCS concession which is payable in four installments. We paid Euro 50,146,500 of this fee in 1999 and we will be required to pay Euro 16,715,500 on each of August 31, 2000, 2001 and 2002. See Notes 18 and 19 to the Financial Statements as of and for the years ended December 31 1999 and 1998, respectively. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Communications. This amount has been set at PLN 3,072,000 for the first year of license operations, PLN 3,648,000 for the second year, PLN 4,224,000 for the third year and PLN 4,800,000 for each of the following years.

     Term. Our GSM 1800 License was issued for a term of fifteen years and provides that we may make an application to extend the term for an agreed period one year prior to its expiration date. Our GSM 1800 License is not transferable. Therefore, any transfer of business would require a revocation and reissuance of our GSM 1800 License. In addition, the approval of the Ministry of Communications is required in the event that an acquisition of our shares or rights to acquire our shares by a single entity would, together with any shares or rights currently held by that entity, result in that entity having rights to an ownership percentage of our shares in excess of any of 10%, 25%, 33% or 50%.

     License Conditions. Our GSM 1800 License is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 1800 License may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 1800 License conditions.

     Similar to our GSM 900 License, our GSM 1800 License requires that we meet certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by July 2004.

     Our GSM 1800 License requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

     Our GSM 1800 License generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 1800 License also specifically prohibits exclusive arrangements with other service providers. We believe, however, that our dealers are not "service providers" as the term is used in our GSM 1800 License with reference to air-time providers, and therefore, exclusive contracts with our dealers will not constitute a violation of our GSM 1800 License conditions. See "-- Marketing and Distribution."

     Our GSM 1800 License prohibits the establishment of transmission links between elements of our GSM network and requires us to lease transmission lines from TPSA. In addition, our GSM 1800 License prohibits the establishment of transmission links between components of our own network and the TPSA network or other cellular networks. Our GSM 1800 License also prohibits us from any form of interconnection between our network and other cellular networks including cellular networks outside Poland, without using TPSA's transmission lines. Similar provisions under the original GSM 900 License, however, were repealed by the Polish Supreme Administrative Court on January 17, 1997 and on April 27, 1999. We anticipate that the Polish Ombudsman and the Supreme Administration Court will find that these restrictions should be repealed; however, this repeal is not guaranteed.

     We intend to lease transmission lines from TPSA in order to interconnect the elements of our GSM 1800 network. Generally, tariffs for the lease of these transmission lines are based on the distance between the elements of our GSM network and the length and capacity of the relevant transmission line. The current TPSA interconnect agreement covers the leasing of transmission lines from TPSA for the GSM 1800 network, as the GSM 1800 MHz license is permission to extend the network capacity rather than build a new network.

COMPETITION

     We are one of three wireless communications providers in Poland providing GSM mobile telecommunications services in both the 900 MHz and 1800 MHz frequency band. We believe that the existing level of competition is likely to increase in all areas of the Polish telecommunications market over the next few years, particularly in light of the anticipated liberalization of the Polish domestic and international long distance markets in coming years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs or reduce the share of net new subscriber additions.

     We face competition primarily from Polkomtel (a joint venture between Tele Danmark A.S., Vodafone AirTouch and Polish companies), and Centertel, (a joint venture between TPSA and France Telecom Mobiles International) and wireline telephone services. Polkomtel was awarded its GSM 900 License in February 1996 and currently provides services under the trade name "Plus GSM" and was awarded its GSM 1800 License in September 1999. Polkomtel is completing the process of building out its GSM 900 network. In November 1997, the Ministry of Communications awarded eight additional channels in the 900 MHz frequency band (which had previously been reserved for military use) to each operator.

     Centertel provides analog and GSM 1800 digital wireless telecommunications services in Poland. Centertel launched its analog service in June 1992 and as of December 31, 1999 reported approximately 147,000 subscribers. Centertel's analog network has the most coverage of any of the Polish mobile networks, covering approximately 93% of the territory and 98% of the population. Centertel announced that it intends to invest only in the maintenance and any necessary technical upgrades of its analog network. In March 1998, Centertel launched its GSM 1800 service and as of December 31, 1999, reported approximately 537,000 subscribers. Their network is being constructed to cover the area designated by the terms of Centertel's GSM 1800 license, which includes ten of Poland's largest metropolitan areas and four arterial transport routes. As of December 1999, Centertel claimed its network covered 29% of the territory of Poland and approximately 42.5% of the population. Centertel has a GSM 900 license since July 1999. Centertel competes on price terms against other networks.

     We also compete with wireline telecommunications providers in Poland, principally TPSA, insofar as low wireline penetration rates and long waiting times for telephone installation have encouraged consumers who are otherwise unable to access wireline telephony to acquire mobile telecommunications services. TPSA currently owns approximately 96% of Poland's existing fixed-line telecommunications infrastructure and is the only entity within Poland that i) provides domestic long distance telecommunications services (although additional domestic long distance licenses may be issued in 2000) or is ii) authorized to provide international telecommunications services. Consequently, wireless telecommunications operators are required to enter into interconnection agreements with TPSA in order to complete calls made from or to receive calls made to their networks. See "-- Interconnect Agreements."

     In October 1998, the Ministry of Communications commenced the privatization of TPSA with an initial public offering of 25% of the total number of its outstanding shares. The government of Poland also intends to sell additional shares to a strategic investor, and is considering bids from other telecommunication companies. The privatization of TPSA, including the investment in TPSA by a strategic investor, may result in increased investment by TPSA in wireline telephone penetration (or wireless telephone services through its investment in Centertel) or other telecommunications technology and in increased services for TPSA subscribers, potentially lessening demand for our services.

     In addition to the privatization of TPSA, the government has furthered its efforts to liberalize and increase competition in the telecommunications industry in Poland by announcing its intention to auction at least three additional domestic long distance telephone licenses in 2000 and an additional international long distance telephone license in 2003. Similar liberalization in other countries suggests that Poland's liberalization may lead to continued tariff re-balancing (increased local call rates) which would make cellular service more price competitive with fixed line service. No assurance can be given, however, that these benefits will be obtained as a result of liberalization. However, the increase in competition in the market and any potential investments by TPSA in wireline telephone penetration will result in more overall telephone lines in Poland, which in turn should increase overall subscriber usage.

INTERCONNECT AGREEMENTS

     Like other wireless operators, our wireless network requires interconnection with a fixed-line network to enable subscribers to initiate and receive calls to and from persons using fixed-line networks or other cellular networks. We therefore require a switched access arrangement with TPSA, Polkomtel and Centertel. The terms of these arrangements, particularly with TPSA, are important to financial results.

     TPSA is the only entity in Poland currently permitted to provide domestic long distance and international telecommunications services and is Poland's largest provider of fixed-line telecommunications services. Prior to May 22, 1997, we operated with TPSA on a bill and keep system for domestic calls on the basis of an agreement (the "TPSA Initial Agreement"). On May 22, 1997, the Ministry of Communications issued a decision (the "Interconnect Decision") establishing a system of interconnect payments whereby we would pay TPSA for calls terminating in TPSA's network and TPSA would pay us for calls terminating in our network. In addition, the Interconnect Decision reduced the proportion of our tariff payable to TPSA for international calls to 67%. While we subsequently settled interconnection charges with TPSA on the basis of the Interconnect Decision for all periods since the Interconnect Decision was issued, TPSA thereafter appealed the Interconnect Decision to the Supreme Administrative Court. While this appeal has not been withdrawn, we nevertheless entered into an Agreement on the Terms and Conditions of Co-operation and Mutual Interconnection, dated December 9, 1998 (the "Framework Agreement"), with TPSA, pursuant to which TPSA paid us an amount of PLN 6.6 million for interconnect charges covering the period from the beginning of our commercial activity in September 1996 to May 21, 1997. In addition to acknowledging the Interconnect Decision, the Framework Agreement established a cooperative environment between us and TPSA with respect to communications in case of network problems and future negotiations in the event there are significant market changes. On December 9, 1999, the TPSA Framework Agreement was amended to provide for a settlement process and calculation in the event we cancelled the use of leased lines.

     In addition to TPSA, we entered into an agreement in 1999 with Netia Telekom, a fixed line service provider. Under the agreement, interconnect points were established in three major Polish cities (Gdansk, Lublin and Katowice) during 1999 and in Warsaw during the first quarter of 2000. Additional interconnect points are planned for other cities (Poznan and Bydgoszcz) by the end of the second quarter 2000.

     We have also entered into a contract with Ericsson to construct a microwave backbone transmission network in order to minimize the use of leased lines. We believe that, when completed, our backbone network will reduce cost of sales and dependence on external suppliers. Construction of the initial phase of our backbone network began in November 1998 and is expected to be completed by June 2000. The backbone transmission network will reduce but not eliminate our need for leased lines and interconnection fees, as our backbone transmission network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Further, we will have to continue to interconnect with TPSA to provide international coverage. In addition, we successfully petitioned to amend our GSM 900 License in May 1997 to waive the requirement to utilize lines leased from TPSA in conducting GSM 900 operations; however, our GSM 1800 License still requires the utilization of lines leased from TPSA in conducting GSM 1800 operations. We have petitioned for an amendment to its GSM 1800 License similar to the amendment obtained for our GSM 900 License. Although we believe our chances to obtain such an amendment are good, no assurance can be given that such an amendment will be obtained.

     We also entered into an interconnect agreement with Polkomtel on December 17, 1997 that provides Polkomtel subscribers direct access to our network and our subscribers direct access to the Polkomtel's network on a symmetric billing basis whereby we (Polkomtel and us) pay each other an agreed upon charge for the time our respective subscribers use each other's network.

EMPLOYEES

     As of December 31, 1999, we had 2,606 employees, including 1,523 in sales, marketing and strategy, 667 in network operations and 416 in finance and administration. Eleven of our employees are expatriates seconded from either DeTeMobil or MediaOne. Our employees, other than seconded employees, enter into an initial three-month employment contract. After completion of this initial contract, our employees enter into an employment contract of indefinite term subject to termination upon a stated notice period.

     Our employees are not covered by any collective bargaining agreements. We do not have any history of strikes or work stoppages and no material labor-related claims are pending. We believe that relations with our employees are good.

     We do not currently have a pension plan or stock option plan, but the introduction of a pension plan is under consideration.

ITEM 2.  DESCRIPTION OF PROPERTY

     Our principal properties consist of telecommunications network infrastructure and related buildings throughout Poland. The majority of base station sites are leased for a minimum period of five to ten years. As of December 31, 1999, we entered into lease agreements for 3,172 base station sites. We have a financial lease for our main office space in Warsaw and operating leases for office space in Katowice, Poznan, Gdansk and Krakow. We also lease each of our retail stores.

ITEM 3.  LEGAL PROCEEDINGS

     Interconnect. We have neither received a judgement from the Supreme Administrative Court regarding TPSA's appeal of the Interconnect Decision, nor has TPSA withdrawn this appeal despite the interconnect agreement between the two companies. See item 1. "Description of Business -- Interconnect Agreements".

     Internet License. On February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection (PITiP) as a result of an inspection conducted by the agency in January 2000 of our Internet access services (VoIP). The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000, we received a decision from the Minister of Communications which rendered the summons invalid. It was determined that we could continue to offer Internet access services for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications.

     Data Security. An investigation by the General Inspector for Personal Data Protection's office was conducted in the fourth quarter of 1999 of our sales practices. Although the post-control protocol report resulting from the inspection neither outlined a legal situation or suggested changes, it did reveal that we require our customers to provide more identification than the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal.

ITEM 4.  CONTROL OF REGISTRANT

     The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding.

                                                             NUMBERS OF SHARES    PERCENTAGE OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                         BENEFICIALLY OWNED    BENEFICIALLY OWNED
------------------------------------                         ------------------   --------------------
Elektrim Telekomunikacja Sp. zo.o.(1)......................       226,079                47.9998%
Panska 77/79
00-834 Warszawa
DeTeMobil Deutsche Telekom MobilNet GmBH...................       105,975                   22.5%
Landgrabenweg 151
53227 Bonn Germany
MediaOne International B.V.(2).............................       105,975                   22.5%
Foppingadreef 20-22
BS Amsterdam
The Netherlands
Polpager Sp. z o.o.........................................        18,840                    4.0%
ul. Zurawia 24/4
00-515 Warsaw, Poland
Elektrim Autoinvest S.A.(3)................................         5,181                    1.1%
ul. Panska 85
00-834 Warsaw, Poland
Carcom WARSZAWA Sp. z o.o.(4)..............................         8,949                    1.9%
Ul. Krucza 16/22
00-526 Warsaw, Poland
Elektrim S.A...............................................             1                 0.0002%
Panska 77/79
00-834 Warszawa

---------------

(1) Elektrim S.A. owns 51% and Vivendi S.A. (a French telecommunication company) owns 49% of the outstanding shares in Elektrim Telekomunikacja Sp. zo.o.

(2) On March 23, 2000, DeTeMobil acquired 100% ownership in MediaOne International B.V.

(3) Elektrim S.A. owns 45% of the outstanding capital of Elektrim Autoinvest S.A, but has 51% management control.

(4) Elektrim S.A. and Vivendi S.A. each own 50% of the outstanding capital of Carcom WARSZAWA Sp. z o.o.

     On March 23, 2000, MediaOne Group Inc. sold its wholly-owned subsidiary, MediaOne International B.V. (a 22.5% share owner in our company) to Deutsche Telekom. As a result, Deutsche Telekom currently owns 45% of our outstanding shares: 22.5% directly through DeTeMobil and 22.5% indirectly through the acquisition of MediaOne International B.V.

     In August 1999, Elektrim S.A. announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S. $679.4 million. Prior to August 1999, Elektrim S.A. owned 34.1% of the shares. DeTeMobil is disputing the transfer of shares for a portion (representing approximately 3.0% of the shares) of Elektrim's announced acquisition based on the claim that DeTeMobil had the first rights of refusal to purchase these shares under our shareholders agreement. DeTeMobil sought an injunction to prevent such transfer of shares on our registry book in the Warsaw Regional Court, but the Court denied the injunction. DeTeMobil has announced that it will appeal this decision. DeTeMobil also announced in October the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim S.A. and certain smaller shareholders. The claim seeks the declaration that a portion of our shares involved in Elektrim's announced acquisition should have been sold to DeTeMobil in recognition of its first refusal rights. The timing of the resolution of this arbitration is uncertain.

     On December 9, 1999, Elektrim S.A. registered with the Warsaw Regional Court the transfer of 226,079 (47.9998%) of our shares to Elektrim Telekomunikacja Sp. z o.o. Elektrim S.A. retained one share (0.0002%) of direct ownership. At the request of Elektrim S.A., the Management Board also filed these changes in our share registry book and filed the new list of shareholders with the Warsaw Regional Court. However, two of five Management Board members did not follow the request and did not sign the change in our share registry book and the new list of shareholders, as they had reservations given DeTeMobil's dispute over the right of first refusal to purchase 3% of our shares which were earlier acquired by Elektrim S.A. The new list of shareholders together with formal statements of the two Board members' reservations were filed with the Court. DeTeMobil sought an injunction with the Warsaw Regional Court to not accept the change in our share registry book and new list of shareholders, which was later rejected by the Court on February 16, 2000.

     If the issues relating to Elektrim's announced acquisition are settled in Elektrim's favor, Elektrim will undisputably own, directly or indirectly, 51.0% of our shares. However, the Shareholders Agreement provides that many important actions cannot be approved by the Supervisory Board unless all members of the Supervisory Board who are present at meetings and who were appointed by the "Operating Parties" vote or consent to approve of such actions. At the time of Elektrim's announced acquisition of minority shares, the Operating Parties were DeTeMobil, Elektrim S.A. and MediaOne. As of the filing of this Form 20-F, our Operating Parties are DeTeMobil and Elektrim Telekomunikacja Sp. z o.o. The Shareholders Agreement also requires that at least one member of each of the Operating Parties be in attendance at all meetings. The actions which must be approved by representatives of all of the Operating Parties include amendments to our five-year business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurrence of indebtedness (other than in the ordinary course of business or below certain limits) and entry into long-term contracts (with certain exceptions). The Supervisory Board includes nine members, of which currently include two appointed by each of DeTeMobil, Elektrim, and MediaOne. Elektrim's two seats on the Board will belong to Elektrim Telekomunikacja Sp. z o.o. and MediaOne's two seats on the Board will belong to DeTeMobil as a consequence of the share transfers aforementioned. The three other Board members have been historically appointed by our smaller Polish shareholders, whose shares are part of Elektrim's announced acquisition. Consequently, Elektrim Telekomunikacja Sp. z o.o. will be entitled to appoint two of such members, and may be entitled to appoint the third of such members as well.

ITEMS 5.  NATURE OF TRADING MARKET

     Our 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007 of the principal amount of approximately US$253.2 million are traded in the over-the-counter market and there is no active public trading market for such securities.

     Our 11 1/4% Senior Subordinated Guaranteed Discount Notes due December 1, 2009 of an aggregate principal amount of Euro 300.0 million and US$ 150.0 million were replaced through an exchange offering in March 2000. The terms of the Exchange Notes are substantially identical to the old Notes, except that they can be freely traded.

     There is no established trading market for our equity securities.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The export or import of capital to or from Poland is regulated by the Foreign Exchange Law of December 2, 1994 (the "Foreign Exchange Law"). With certain exceptions, the Foreign Exchange Law requires a foreign exchange permit for the transfer of the currency from Poland in amounts exceeding Euro 5,000.

     On June 18, 1997, we were granted a foreign exchange permit by the National Bank of Poland, valid until July 31, 2007, that allowed us to issue a guarantee of amounts payable by PTC International B.V. in respect of the 10 3/4% Notes for an amount up to $550 million, including amounts payable on redemption, repurchase or at final maturity, interest and any additional amounts, and to transfer amounts payable under our Company

Guarantee outside Poland. The Polish Foreign Exchange Law has since been modified, and as the 11 1/4% Notes were issued from a wholly owned foreign subsidiary and as we have only provided a guarantee of these bonds, a foreign exchange permit was not required in the issuance of the 11 1/4% Notes.

ITEM 7.  TAXATION

THE NETHERLANDS

     The following general summary is based upon the tax laws of The Netherlands as in effect on the date of filing this Form 20-F and is subject to any change that may come into effect after that date.

     (a) All payments under the Notes may be made free of withholding or deduction for or on account of any tax of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein;

     (b) A holder of a Note who derives income from a Note or who realizes a gain on the disposal or redemption of a Note will not be subject to Dutch taxation on income or capital gains unless:

        (i)   the holder is, or is deemed to be, resident in The Netherlands; or

        (ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in The Netherlands; or

        (iii) the holder has, directly or indirectly, a substantial interest or a deemed substantial interest in the Issuer and such interest or the Notes do not form part of the assets of an enterprise; or

        (iv) if the holder is an individual not having a substantial interest or deemed substantial interest in the Issuer, any of certain connected persons has a substantial interest or a deemed substantial interest in the Issuer and such interest or the Notes do not form part of the assets of an enterprise;

     (c) Dutch net wealth tax will not be levied on a holder of a Note unless the holder is an individual and:

        (i)   the holder is, or is deemed to be, resident in The Netherlands; or

        (ii) such Note is attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in The Netherlands;

     (d) Dutch gift, estate or inheritance taxes will not be levied on a transfer of a Note by way of gift, or on the death of an individual holder unless:

        (i)   the holder is, or is deemed to be, resident in The Netherlands; or

        (ii) the transfer is construed as a gift made by or on behalf of a person who, at the time of the gift or death, is, or is deemed to be, resident in The Netherlands; or

        (iii) such Note is attributable to an enterprise or part thereof that is carried on through a permanent establishment or a permanent representative in The Netherlands;

     (e) There is no Dutch registration tax, capital tax, stamp duty or any other similar tax or duty other than court fees and contributions for the registration with the Trade Register of the Chamber of Commerce payable in The Netherlands in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of any agreement relating to the issue of the Notes or the execution and delivery of the Notes or the performance of the Issuer's obligations under the Notes;

     (f) There is no Dutch value added tax payable in respect of payments in consideration for the issue of a Note or in respect of the payment of interest or principal under the Notes or the transfer of the Notes;

     (g) A holder of a Note will not become resident, or deemed to be resident, in The Netherlands by reason only of the holding of a Note or the execution and delivery of the Notes.

POLAND

     The following general summary is based upon the income tax laws of Poland and interpretations thereof by the Polish Ministry of Finance as in effect on the date of filing this Form 20-F and is subject to any change that may come into effect after that date.

PAYMENTS OF PRINCIPAL, INTEREST AND REDEMPTION PREMIUM UNDER THE NOTES

     All payments of interest, principal and redemption premium under the Notes by PTC International Finance may be made free of withholding taxes withheld or assessed by Poland or any political subdivision or taxing authority thereof or therein. A holder of a Note who derives income from a Note or who realizes a gain on the disposal or redemption of a Note will be subject to Polish taxation on income or capital gains if the holder is, or is deemed to be, resident in Poland for the purposes of the relevant provisions in the tax laws of Poland.

PAYMENTS OF PRINCIPAL, INTEREST AND REDEMPTION PREMIUM UNDER THE COMPANY GUARANTEE TO HOLDERS OF THE NOTES

     Generally, a Polish withholding tax of 20% applies to payments under the Company Guarantee of interest and the initial issue discount in respect of the Notes, in each case paid to non-residents of Poland. Withholding tax may, however, be reduced by an appropriate double taxation treaty to which Poland is a party and the "interest" article of which provides for full or partial exemption from withholding on interest payments. Treaties providing for full exemption from withholding on interest payments are currently in effect between Poland and (i) the United States and (ii) the United Kingdom, among others.

     The difference between the issue price and the redemption price of the Notes in the case of early redemption may be treated as income obtained in Poland if paid out by us pursuant to the terms of the Company Guarantee.

STAMP DUTY CONSEQUENCES OF THE ASSUMPTION BY US OF THE OBLIGATIONS OF THE ISSUER UNDER THE NOTES

     Polish stamp duty at a rate of 2% applies to any sale of property rights that are to be exercised in Poland. Accordingly, in the event that we assume the obligations of the Issuer on the Notes, Polish stamp duty may apply to sales or dispositions of the Notes or any right therein by holders of Notes.

ITEM 8.  SELECTED FINANCIAL DATA

     The following information should be read in conjunction with item 9 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. See Note 28 to the Financial Statements as of and for the years ended December 31, 1999, 1998, and 1997, respectively. The financial data set forth below has been audited by Arthur Andersen Sp. z o.o., independent auditors. The financial data included below as of and for the years ended December 31, 1999, 1998 and 1997 have been derived from the audited Financial Statements, and in our opinion, includes all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of our financial data for such period.

STATEMENT OF OPERATIONS DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------------------
                                                            1999                  1998           1997
                                                 --------------------------    -----------    ----------
                                                     PLN           US$(1)          PLN           PLN
                                                  (IN THOUSANDS, EXCEPT SUBSCRIBER AND CHURN RATE DATA)
INTERNATIONAL ACCOUNTING STANDARDS
Net Sales:
Service revenues and fees......................    2,369,444       571,184      1,445,340       534,439
Sales of telephones and accessories............      222,617        53,665        165,471       112,623
                                                  ----------      --------      ---------      --------
Total net sales................................    2,592,061       624,849      1,610,811       647,062
                                                  ----------      --------      ---------      --------
Cost of sales:
Cost of services sold..........................     (939,037)     (226,367)      (613,898)     (330,112)
Cost of sales of telephones and accessories....     (723,814)     (174,484)      (334,516)     (181,037)
                                                  ----------      --------      ---------      --------
Total cost of sales............................   (1,662,851)     (400,851)      (948,414)     (511,149)
                                                  ----------      --------      ---------      --------
Gross margin...................................      929,210       223,998        662,397       135,913
Operating expenses:
Selling and distribution costs.................     (454,807)     (109,637)      (277,123)     (139,685)
Administration and other operating costs.......     (157,752)      (38,028)      (104,152)      (46,910)
                                                  ----------      --------      ---------      --------
Total operating expenses.......................     (612,559)     (147,665)      (381,275)     (186,595)
                                                  ----------      --------      ---------      --------
Operating profit (loss)........................      316,651        76,333        281,122       (50,682)
Interest and other financial income (expenses),
  net..........................................     (398,263)      (96,006)      (165,799)      (74,001)
                                                  ----------      --------      ---------      --------
Profit (loss) before taxation..................      (81,612)      (19,673)       115,323      (124,683)
Taxation (charge) benefit......................      (40,891)       (9,857)      (109,807)        4,247
                                                  ----------      --------      ---------      --------
Net income (loss)..............................     (122,503)      (29,530)         5,516      (120,436)
                                                  ----------      --------      ---------      --------
U.S. GAAP
Revenues.......................................    2,592,061       624,849      1,610,811       647,062
Cost of sales..................................   (1,656,459)     (399,310)      (948,031)     (504,652)
Operating expenses.............................     (622,027)     (149,947)      (384,860)     (196,570)
Interest and other financial income (expenses),
  net..........................................     (416,487)     (100,399)      (188,564)     (104,698)
Taxation.......................................      (37,953)       (9,149)      (108,516)        7,983
                                                  ----------      --------      ---------      --------
Net income (loss)..............................     (140,865)      (33,956)       (19,160)     (150,875)
                                                  ----------      --------      ---------      --------
OTHER FINANCIAL AND OPERATING DATA
EBITDA (IAS) (2)...............................      598,348       144,239        439,413        25,690
EBITDA (U.S. GAAP) (2).........................      588,880       141,957        432,280        19,263
Subscribers at end of period...................    1,751,475            --        780,740       295,179
Monthly churn rate(3)..........................          2.6            --            2.2           2.2

BALANCE SHEET DATA

                                                                YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------
                                                                                 1998           1997
                                                                              -----------    -----------
                                                    PLN          US$(1)           PLN            PLN
                                                 (IN THOUSANDS, EXCEPT SUBSCRIBER AND CHURN RATE DATA)
INTERNATIONAL ACCOUNTING STANDARDS
Long-term assets and deferred taxes...........   4,011,762        967,086      2,331,345      1,473,602
Total assets..................................   5,953,964      1,435,278      2,754,401      1,928,642
                                                 =========      =========      =========      =========
Long-term liabilities, deferred tax
  liabilities and provisions..................   4,606,954      1,110,564      1,892,329      1,500,020
Total liabilities.............................   5,786,158      1,394,826      2,464,092      1,643,842
                                                 =========      =========      =========      =========
Shareholders' equity..........................     167,806         40,452        290,309        284,800
U.S. GAAP
Long-term assets..............................   3,969,987        957,015      2,283,177      1,477,858
Total assets..................................   5,939,661      1,431,830      2,750,018      1,888,576
                                                 =========      =========      =========      =========
Shareholders' equity..........................      78,343         18,886        219,208        238,375

---------------

(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.1483 per $1.00, the Fixing Rate announced by the National Bank of Poland on December 31, 1999. The Fixing Rate announced for the years ended December 31, 1998 and 1997 by the National Bank of Poland were PLN 3.504 per $1.00 and PLN 3.518 per $1.00, respectively. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) EBITDA represents operating profit (loss) before depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(3) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

ITEM 9A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with item 8 "Selected Financial Data," and with our Financial Statements and the Notes thereto included elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP see Note 28 to the Financial Statements as of and for the three years ended December 31, 1999, 1998 and 1997, respectively. In addition, for a reconciliation of financial results under International Accounting Standards and Polish statutory accounting regulations, see Note 27 to the Financial Statements as of and the three years ended December 31, 1999, 1998, and 1997, respectively.

OVERVIEW

     Formed in December 1995, we were awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth and development. In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License will enable us to substantially enhance call volume capacity, particularly in major urban centers. We commenced services under our GSM 1800 License on March 1, 2000.

     The following table sets forth information about our subscribers and GSM cellular network coverage as of the dates indicated:

                                                               AS OF OR FOR THE YEARS ENDED
                                                                       DECEMBER 31,
                                                              -------------------------------
                                                                1999        1998       1997
                                                              ---------    -------    -------
CUSTOMERS:
Net customer additions......................................    970,735    485,561    258,436
Total Customers.............................................  1,751,475    780,740    295,179
of which:
  Post-paid customers.......................................  1,386,320    597,582    295,179
  Pre-paid customers........................................    365,155    183,158          0
Growth of total customers from prior year end (%)...........        124%       164%       703%
Churn (%)...................................................       28.4%      26.2%      25.8%
TRAFFIC:
Average monthly revenue per customer (PLN)..................        159        227        245
  Change from prior year (%)................................        (28)%      (12)%        6%
Coverage of GSM cellular network in Poland:
  Geographical area covered.................................       84.4%        80%        65%
  Population Covered........................................         95%        91%        75%

FACTORS AFFECTING REVENUES

     The main source of our revenue is airtime tariffs, which consist primarily of charges for calls that originate or terminate in the Era GSM network. Other significant revenue sources include monthly service fees, service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the sale of pre-paid airtime cards. Airtime charges are paid by the initiators of calls, and where one of our subscribers travels outside Poland, that subscriber is also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grows and our business matures in coming years, airtime revenues and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

     Our revenues depend on the number of active subscribers, call volume and harmonized tariff pricing, and strong segmentation focus. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions, as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular penetration level in Poland increases, especially if increases in our subscriber base occurs primarily among those segments of the population with relatively low usage rates, such as non-business subscribers. This trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

     Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates. "Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). In 1999, 1998 and 1997, our average monthly churn rate was 2.6%, 2.2% and 2.2%, respectively. The most significant cause of our increase in churn in 1998 was our policy to terminate subscribers for nonpayment of bills in accordance with their contractual obligations. As is the case in a number of emerging market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential individual subscribers. While every new subscriber must satisfy certain standard documentation requirements, we monitor the usage of our subscribers that exceed pre-assigned credit limits or fail to pay their bill to better measure creditworthiness after activation. In 1998, we also strengthened our billing and collection systems, thereby increasing the ability to identify subscribers who should be terminated from our services. We also believe that the growing proportion of pre-paid subscribers in our overall subscriber base may increase our churn rate because pre-paid subscribers are not contractually bound to continue to use our services.

     We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive customer service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also recently launched a bonus award program similar to airline mileage award programs which is based on minutes of airtime used by customers. Our success of any customer retention or cost recovery measures; however, will depend to a large extent upon competitive factors beyond our control. In particular, the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor.

     Our revenues are also affected by our subscriber mix, with business users generally having higher average call volume than private users, particularly pre-paid subscribers, and "passive subscribers" (subscribers that continue to pay subscription fees but use their handsets infrequently or not at all). Future call volume will depend on the prices we charge for services, calling patterns, the availability within Poland of wireline telephones, taxes on telecommunication services and general economic and market factors.

     Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer six post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. There have been no increases in our prices on any of our tariff plans since first introduced, except from time to time, we run promotions in which our price for service activation, handsets or both have been reduced for the promotion period. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel and Netia. Our level of prices in the future, however, will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators.

     In 1997, VAT charged on the cost of telecommunications services in Poland was 7%. In February 1998, however, VAT charged on the cost of telecommunications services was increased to 22%. The new VAT rate increased the final cost of telecommunications services to our subscribers. However, the impact of this higher tax rate on our subscriber demand and revenues was offset by the significant increase in our overall number of subscribers.

     Prior to May 22, 1997, calls between our network and the competitors' networks, TPSA, Polkomtel and Centertel, were governed by interim interconnect arrangements pursuant to which calls were generally billed by each operator on a "bill and keep" basis (i.e., the operator of our network in which the call initiated was entitled to retain all of the amount charged for the call). On May 22, 1997, however, the Ministry of Communications issued the Interconnect Decision, that replaced the "bill and keep" system with a system of reciprocal interconnect payments. In December 1998, we entered into a Framework Agreement with TPSA which established a financial settlement on the basis of the interconnect decision for all periods since we commenced commercial operations in September 1996, resulting in a payment by TPSA to us of PLN 6.2 million on January 26, 1999. However, TPSA appealed the Interconnect Decision to Supreme Administrative Court and notwithstanding the Framework Agreement, their appeal has not yet been withdrawn.

FACTORS AFFECTING EXPENDITURES

     The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

COST OF SALES

     Our cost of sales consists primarily of payments to i) equipment suppliers (principally handsets and related accessories) that we sell to dealers and subscribers, ii) amortization and depreciation charges associated with licenses fees and fixed assets, iii) payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, iv) commission payments to the dealers and sales force associated with subscriber acquisition, and v) payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

     We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales (which currently are very significant because a large majority of new subscribers have not previously acquired a GSM-capable handset) and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

     Prior to the issuance in May 1997 of the Interconnect Decision, we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. In addition, as a result of a new Framework Agreement with TPSA, we are entitled to a 60% discount on certain of TPSA's standard leased line tariffs, with additional incremental discounts of between 5% and 15% for long-term arrangements lasting between one and five years. Nevertheless, the interconnect fees paid to TPSA and the leasing of lines from TPSA each make up a significant portion of our expenses.

     To reduce dependence on TPSA, we have taken two actions. First, we have entered into a contract with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 operations. Second, we have entered into an interconnection agreement with Netia Telekom, an alternative fixed line provider, and are actively pursuing agreements with other fixed line providers to establish interconnect points throughout Poland.

     We believe that, when completed, our backbone network will reduce our cost of sales and dependence on external suppliers. Construction of the initial phase of our backbone network began in November 1998 and is expected to be completed by the end of the second quarter of 2000. The backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Although we successfully petitioned to amend our GSM 900 License in May 1997 and April 1998 to no longer require the utilization of lines leased from TPSA to conduct GSM 900 operations, our GSM 1800 License still requires the use of lines leased from TPSA for GSM 1800 operations. We have petitioned for an amendment to our GSM 1800 License similar to the amendment obtained for our GSM 900 License. Although we believe our chances to obtain such an amendment are good, no assurance can be given that such an amendment will be obtained. We will continue to interconnect with TPSA to provide international coverage.

OPERATING EXPENSES

     Our operating expenses consist of: i) selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and ii) administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

RESULTS OF OPERATIONS

OVERVIEW

     We recorded a net loss of PLN 122.5 million during 1999, as compared with a net profit of PLN 5.5 million in 1998 and a net loss of PLN 120.4 million 1997. Operating profits increased to PLN 316.7 million in 1999, compared with operating profit of PLN 281.1 million for 1998 and operating loss of PLN 50.7 million for 1997. The strong growth in net sales and gross margin in service revenue and fees was largely offset by increased cost of sales for promotional telephones and accessories. The net loss for 1999 also reflects an increase in net interest and other financial expense to PLN 398.3 million, as compared to PLN 165.8 million and PLN 74.0 million for 1998 and 1997, respectively. In light of our limited operating history and speed of growth, financial results for these periods are unlikely to be indicative of future financial results.

     The following table sets forth the gross margin by net sales category for the periods indicated:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1999         1998        1997
                                                             ---------    ---------    -------
                                                                   (IN THOUSANDS OF PLN)
Net service revenues and fees..............................  2,369,444    1,445,340    534,439
Cost of services sold......................................    939,037      613,898    330,112
                                                             ---------    ---------    -------
Gross margin from service revenues and fees................  1,430,407      831,442    204,327
Gross margin percentage of net service and fees revenue....       60.4%        57.5%      38.2%
Sales of telephones and accessories........................    222,617      165,471    112,623
Cost of sales of telephones and accessories................    723,814      334,516    181,037
                                                             ---------    ---------    -------
Gross margin from sales of telephones and accessories......   (501,197)    (169,045)   (68,414)
Gross margin percentage of net telephones and accessories
  revenue..................................................     (225.1)%     (102.2)%    (60.7)%
Net sales..................................................  2,592,061    1,610,811    647,062
Cost of sales..............................................  1,662,851      948,414    511,149
                                                             ---------    ---------    -------
Gross margin...............................................    929,210      662,397    135,913
Gross margin percentage of total net revenues..............       35.8%        41.1%      20.1%

NET SALES

     Net sales were PLN 2,592.1 million in 1999, as compared with PLN 1,610.8 million and PLN 647.1 million for 1998 and 1997, respectively. Service revenues and fees were PLN 2,369.4 million during 1999, as compared with PLN 1,445.3 million in 1998 and PLN 534.4 million in 1997. Service revenues and fees included interconnect income of PLN 523.0 million for 1999, as compared to PLN 300.7 million and PLN 79.0 million for 1998 and 1997, respectively. The growth in service revenues and fees primarily reflects an increase in the number of subscribers to approximately 1.8 million as of December 31, 1999 (including 365,000 Tak Tak pre-paid GSM service subscribers), as compared with 781,000 and 295,000 subscribers as of December 31, 1998 and 1997, respectively. This trend was partially offset by a decrease in average revenue per subscriber to PLN 159 for the year ended December 31, 1999 as compared to PLN 227 for 1998 and PLN 245 for 1997.

     Sales of telephones and accessories were PLN 222.6 million during 1999, as compared with PLN 165.5 million in 1998 and PLN 112.6 million in 1997. Since beginning operations, we have conducted several promotional campaigns in which reduced prices for handsets and activation fees during specific periods were offered. As a result of these promotional campaigns, a significant number of new subscribers have been added, although revenues from sales of telephones and accessories have been negatively affected by promotional discounting of the cost of telephones and accessories to our subscribers.

COST OF SALES

     Total cost of sales were PLN 1,662.9 million during 1999, as compared with PLN 948.4 million and PLN 511.1 million in 1998 and 1997, respectively. Gross margin was PLN 929.2 million in 1999, as compared with a gross margin of PLN
662.4 million in 1998 and PLN 135.9 million in 1997. As a percentage of net sales, gross margin represented 35.8%, 41.1% and 20.1% in 1999, 1998 and 1997, respectively.

     The decrease in gross margin as a percentage of net sales from 1998 to 1999 of 5.3% is the result of increased gross losses on sales of telephones and accessories of PLN 332.2 million, which were more than offset by the increase in gross profit from service revenues and fees of PLN 599.0 million, reflecting strong growth in our subscriber base. During 1999, we increased promotional activities, in particular sales of telephones and accessories below cost in an effort to attract subscribers. As a general matter, we do not intend to achieve positive overall margins on sales of telephones and accessories. We believe that a significant majority of future sales and margins will be derived from airtime revenues and monthly service fees rather than activation fees and the sale of telephones and accessories, and that discounts on these latter items will have a decreasing impact upon financial results of operations.

     Cost of sales for services included interconnect costs of PLN 131.6 million for 1999, compared to PLN 77.5 million and PLN 32.4 million for 1998 and 1997, respectively.

OPERATING EXPENSES

     Operating expenses were PLN 612.6 million during 1999, as compared with PLN 381.3 million in 1998 and PLN 186.6 million in 1997. As a percentage of net sales, however, operating expenses during the year ended December 31, 1999 were 23.6%, as compared with 23.7% and 28.8% in the years ended December 31, 1998 and 1997, respectively. The decrease in operating expenses as a percentage of net sales reflects the continued increase in revenue and the fixed nature of certain operating expenditures.

     Selling and distribution costs were PLN 454.8 million in the year ended December 31, 1999, as compared with PLN 277.1 million for 1998 and PLN 139.7 million for 1997. The selling and distribution costs for the year ended December 31, 1999 include significant but proportional increases in advertising costs for promotions associated with the continued marketing roll-out, sales force salaries and wages, and charges to the doubtful debtors provision. The charge to doubtful debtors provision, increased to PLN 143.9 million for the year ended December 31, 1999 from PLN 90.7 million for 1998 and PLN 43.7 million for 1997. This was primarily a result of a substantial increase in the number of subscribers and the creation of a nearly full provision for doubtful debtors for prior years.

     Administration and other operating costs, which include external services fees and operating and staffing costs associated with headquarters and regional offices, were PLN 157.7 million for the year ended December 31, 1999, as compared with PLN 104.2 million and PLN 46.9 million in 1998 and 1997, respectively. The increase in administrative costs for 1999 as compared with the same period in 1998 was primarily due to increased employee hiring and external services to support growth.

     A portion of the increased wages and salaries in 1999 was directly offset by lower cost for social insurance benefits. In 1999, the Polish Government implemented a shared contribution plan between employers and employees for social insurance pursuant to which a portion of the contribution burden was shifted from the employer to the employees. We therefore was required to equalize the impact of this shift to employees by increasing their compensation accordingly.

INTEREST AND OTHER FINANCIAL EXPENSES

     Interest and other financial expenses, net for the year ended December 31, 1999 were PLN 398.3 million, as compared to PLN 165.8 million and PLN 74.0 million for 1998 and 1997, respectively. This reflects increased interest charges and foreign exchange losses primarily due to borrowings and currency exposure under the Bank Credit Facility, Shareholder Loans, and 10 3/4% Notes for the purpose of funding our network build-out. Interest charges and foreign exchange losses from the 11 1/4% Notes were minimal as this obligation originated in late 1999.

     Net interest expenses were PLN 247.5 million for the year ended December 31, 1999, as compared to PLN 123.8 million and PLN 31.8 million for 1998 and 1997, respectively. Cash interest will not accrue on the 10 3/4% Notes prior to July 1, 2002. Commencing January 1, 2003 cash interest will be payable on January 1 and July 1 each year thereafter. Interest on the 11 1/4% Notes and the Bank Credit Facility accrues continuously, and is payable each half-year for the 11 1/4% Notes and as individual short-term drawdowns mature for the Bank Credit Facility.

     As a result of the depreciation of the Zloty in relation to other major currencies, we have incurred a net foreign exchange loss of PLN 150.7 million in 1999, as compared to a net foreign exchange loss of PLN 42.0 million and PLN 42.2 million during 1998 and 1997, respectively. See Item 9B. "Quantitative and Qualitative Disclosures of Market Risk -- Inflation and Currency Exchange Fluctuations."

     Since September 1997, interest and other financial expense, net, has also included imputed interest expense and net foreign exchange losses on our obligations to the Polish government in respect of our GSM 900 License (for which our fee payable to the Polish government is linked to Euros payable in Zlotys on March 31 of each year). Pursuant to International Accounting Standards, imputed interest and foreign exchange losses were: i) capitalized in the cost of our GSM 900 License during the development of our GSM 900 system; and ii) will be capitalized for our GSM 1800 License through March 1, 2000. These expenses, which are not reflected in the amount of interest and other financial expenses, net set forth in the statement of operations, amounted to PLN 19.0 million in 1999 (for the GSM 1800 License), nothing in 1998, and
PLN 17.9 million in 1997 (for the GSM 900 License).

TAXATION AND OTHER EXPENSES

     The loss before taxation was PLN 81.6 million for the year ended December 31, 1999 compared to a profit before taxation of PLN 115.3 million for 1998 and a loss before taxation of PLN 124.7 million for 1997. After accounting for taxation, we incurred a comprehensive net loss of PLN 122.5 million in the year ended December 31, 1999 compared to a net profit of PLN 5.5 million for 1998 and a net loss of PLN 120.4 million for 1997. In 1999, several one-time adjustments were recognized, including losses from the reconciliation of network equipment for PLN 6.2 million, expensed leasehold improvements of PLN 0.2 million, and additional increases in bad debt provisions in 1999 pertaining to 1998 of PLN 21.3 million.

     In accordance with the requirements of the Polish tax authorities, the cost of our GSM 900 License and GSM 1800 License are recorded on a cash basis, which are the most significant component of the total deferred tax liability of PLN 102.5 million as of December 31, 1999, as compared to a deferred tax liability of PLN 64.0 million and PLN 2.0 million as of December 31, 1998 and 1997, respectively. We have also recorded a deferred tax asset relating to the realization of accrued expenses of PLN 75.2 million as of December 31, 1999 as compared to the realization of accrued expenses and certain tax loss carry forwards of PLN 66.7 million and PLN 42.3 million as of December 31, 1998 and 1997, respectively. See Note 11 to the Financial Statements.

     We recorded income tax expense of PLN 40.9 million in 1999, compared with an income tax expense of PLN 109.8 million in 1998 and an income tax benefit of PLN 4.2 in 1997. After discussions with Polish tax authorities in 1998, we decided to change the tax treatment of the cost of our GSM 900 License from amortization over 15 years to cash basis. As a result, the tax returns for 1996 and 1997 have been restated and the resulting increase in tax loss carry forwards has also been reflected in the deferred tax computation for 1998. The change in the tax treatment of our GSM 900 License also resulted in a deferred tax liability of PLN 102.5 million, PLN 63.2 million and PLN 2.0 million in 1999, 1998 and 1997, respectively. In 1998, we also adopted International Accounting Standard 12 (revised) "Income Taxes" in accounting for income taxes. The revised standard permits us to record a deferred tax asset when there is a reasonable expectation of realization while the previous standard required a higher level of certainty. This change in accounting for income taxes was applied retroactively. See Note 11 to the Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of the business and for working capital needs. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network. Our management anticipates that total capital expenditures in 2000 will be PLN 2.2 billion, including expenditures related to network development.

     On December 17, 1997, we entered into a Bank Credit Facility arranged by Citibank (Poland) S.A. and Citibank International plc. The lenders agreed to make loans to us, on a term loan or revolving credit basis (at our option) in an aggregate principal amount of not more than DM 672 million, subject to liquidity and credit rating conditions. At the end of 1999, we were eligible for the full loan limit of this facility. This Bank Credit Facility consists of two tranches:
(i) an offshore tranche of up to DM 420.0 million may be drawn in Deutschmarks, U.S. dollars, Euro or other freely convertible currencies as agreed by the lenders; and (ii) a domestic tranche equal to the Zloty equivalent of DM 252.0 million available to be drawn in Zloty. As of December 31, 1999, we drew down PLN 1,076.6 million under the Bank Credit Facility, which consisted of DM 237.7 million and PLN 570 million. We have established overdraft facilities with Bank Rozwoju Eksportu S.A. These overdraft facilities are limited to the Polish Zloty equivalent of DM 25 million by terms of the Bank Credit Facility.

     On August 24, 1999, the major shareholders extended to us US$ 75.0 million in subordinated loans to fund our GSM 1800 License and to provide continued liquidity. The respective amounts of those loans from our shareholders were as follows: Elektrim S.A., Zloty equivalent of US$ 40.0 million; DeTeMobil,
US$ 17.5 million; and MediaOne, US$ 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17. The full balances of these loans and accrued interest are due on June 19, 2006. However, interest may be due earlier dependent on our ability to meet Bank Credit Facility covenants. The shareholder loans remain with the same shareholders that extended them to us, regardless the subsequent changes in our shareholder ownership.

     On November 23, 1999, PTC International Finance II S.A., issued Senior Subordinated Guaranteed Notes for the aggregate principal amount of Euro 300.0 million and US$ 150.0 million to fund future network capital construction and operating growth. The 11 1/4% Notes bear an interest rate of 11 1/4% with interest due commencing June 1, 2000 and payable each December 1 and June 1 thereafter. Although the 11 1/4% Notes mature on December 1, 2009, they can be redeemed up to 35% of the initial aggregate principal amount prior to December 1, 2002 and either the whole or any part of the principal amount after December 1, 2004. The 11 1/4% Notes rank equally with the previously issued 10 3/4% Notes, which are also guaranteed on a senior subordinated basis.

     Net cash generated from operating activities during the year ended December 31, 1999 was PLN 342.7 million, as compared to net cash generated of PLN 163.8 million and net cash used of PLN 113.4 million during 1998 and 1997, respectively. Non-cash provisions and net non-operating items for the same periods totaled PLN 725.2 million, PLN 334.0 million and PLN 186.1 million, respectively, and principally reflect depreciation, amortization, provisions for doubtful debtors, unrealized foreign exchange losses and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 275.3 million for the year ended December 31, 1999, as compared to net cash used for working capital items of PLN 171.9 million and PLN 174.8 million in 1998 and 1997, respectively. This was primarily due to increased cash used by subscriber receivables and inventory build up.

     Net cash used in investing activities was PLN 1,828.3 million in 1999 as compared to PLN 1,004.7 million and PLN 152.7 million in 1998 and 1997, respectively. Investing cash flows reflect PLN 985.3 million, PLN 966.6 million and PLN 176.3 million in payments during 1999, 1998 and 1997, respectively, to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network. These amounts are less than actual purchases of fixed assets, which totaled PLN 1,146.9 million in 1999, PLN 1,013.6 million in 1998 and PLN 636.6 million in 1997, the difference reflecting the ability to defer payment on a significant portion of purchases. In general, our network equipment supply agreements with each of our major suppliers of network equipment (Ericsson, Siemens and Alcatel) permit deferred payments on our network equipment purchases until equipment is installed, placed in commercial operation and formally accepted.

     We also expect that our level of capital expenditures will remain significant for the medium term, as we continue to expand network capacity, coverage, and quality in order to expand services offered under the new GSM 1800 License.

     Net cash generated from financing activities was PLN 2,604.0 million in 1999 as compared to PLN 618.4 million and PLN 479.8 million in 1998 and 1997, respectively. These amounts reflect the net proceeds from long-term bank borrowings in 1998, the issuance of the Notes in 1997 and 1999, and shareholder loans in 1999. In addition, we entered into a finance lease relating to the new headquarters building in March 1997, for which the future minimum lease payments total PLN 453.0 million over 15 years.

     As a result of the foregoing, the net cash for the year ended December 31, 1999 increased by PLN 1,118.4 million, but decreased by PLN 222.5 million in 1998, and increased by PLN 213.7 million in 1997.

YEAR 2000 COMPLIANCE

     In cooperation with shareholders, equipment suppliers, energy suppliers, programmers and other telecommunications operators, we implemented a comprehensive project to minimize Year 2000-related computer hardware or software malfunctions. As a result of this initiative, we have successfully prevented operational disruptions in 2000. Actual incremental costs incurred on our Year 2000 project through December 31, 1999 were approximately USD 794,000, overspending the USD 650,000 budget for this initiative.

ITEM 9B.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

INFLATION AND CURRENCY EXCHANGE FLUCTUATIONS

     In connection with its transition from a state controlled to a free market economy, Poland experienced high levels of inflation and significant fluctuation in the exchange rate for the Zloty. The government adopted policies that slowed the annual rate of consumer price inflation from nearly 250% in 1990 to approximately 13.2% in 1997, 8.6% in 1998 and 9.8% in 1999 according to the Polish Office of Statistics. Since the launch of operations in 1996, the cumulative inflation in Poland has been 38.6%. The Polish Communications Law provides that the Ministry of Communications may impose a ceiling on the prices that telecommunications service providers can charge for their services.

     Sales revenues are denominated in Polish Zloty. A significant portion of expenses and liabilities, however, are denominated in other currencies. These include liabilities to the Polish government for our GSM 900 and GSM 1800 Licenses, which are linked to Euro and payable in Zloty, and liabilities to suppliers of network capital equipment and handsets, which are generally denominated in Deutschmarks, French Francs or U.S. dollars. Additionally, the 10 3/4%, 11 1/4% and shareholder loans are denominated in U.S. dollars or Euros, and a significant portion of the Bank Credit Facility is denominated in Deutschmarks. As a result, operating income and cash flow are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Zloty.

     Future currency exchange fluctuations are expected to continue to have a significant effect on our financial condition and results of operations. We intend to enter into both short and long-term transactions to hedge the risk of exchange rate fluctuations, to the extent hedging arrangements on commercially satisfactory terms are obtainable. There is no assurance that we will be able to obtain hedging arrangements on commercially satisfactory terms. At the end of 1999, we had no open hedging transactions, although, our hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks. As an alternative, we may attempt to structure foreign currency liabilities to be broadly in line with the currency basket employed by the National Bank of Poland. This technique will not eliminate foreign exchange losses; however, we believe the technique may improve the management of the magnitude of these losses. Starting in late 1998 and continuing through the current year, we drew funds mainly from the Bank Credit Facility and exhausted the Zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations.

     The table below summarizes foreign currency denominated long-term obligations:

                                                                                                                PRESENT
                                                                                                                 VALUE
OBLIGATION                          2000      2001      2002      2003      2004     THEREAFTER     TOTAL       12/31/99
----------                         -------   -------   -------   -------   -------   ----------   ---------   ------------
                                                                                                              (SEE NOTE 19
                                                                                                              TO FINANCIAL
                                                                                                              STATEMENTS)
                                                                    (IN THOUSANDS OF PLN)
GSM 900 License.................   143,077   233,875        --        --        --          --      376,952        358,586
GSM 1800 License................    69,685    69,685    69,685        --        --          --      209,055        180,571
10 3/4% Notes...................        --        --        --   112,914   112,914   1,389,104    1,614,932        808,446
11 1/4% Notes...................   214,800   210,703   210,703   210,703   210,703   2,926,429    3,984,041      1,867,231
Bank Credit Facility (DM
  Tranche)......................    18,596    18,596    18,596   165,987   190,548     183,975      596,298        522,038
Shareholder Loans...............        --        --        --        --        --     711,421      711,421        325,075
Headquarters Lease..............    29,807    29,807    29,807    29,807    29,807     300,363      449,398        218,339
Weighted Average Effective
  Interest Rate.................    9.9037    9.9037    9.9037    9.9037    9.9037      9.9037       9.9037         9.9037

     We are exposed to interest rate risk primarily as a result of the Bank Credit Facility which at the end of 1999 consisted of loans of DM 237.7 million and PLN 570.0 million at a rate of LIBOR or WIBOR plus 0.95% before and 0.75%, respectively after March 1, 1999. The table below presents information about the Bank Credit Facility including estimated principal and interest cash flows based on weighted interest rates by expected maturity dates for the balance drawn under the Bank Credit Facility as of December 31, 1999. The weighted average interest rates computed assumes individual drawdowns on the loan will be refinanced at the same rate. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire Facility.

                                                                                                                PRESENT
                                                                                                                 VALUE
BANK CREDIT FACILITY                2000      2001      2002      2003      2004     THEREAFTER     TOTAL       12/31/99
--------------------               -------   -------   -------   -------   -------   ----------   ---------   ------------
                                                                                                              (SEE NOTE 19
                                                                                                              TO FINANCIAL
                                                                                                              STATEMENTS)
Variable Rate (DM)..............    18,596    18,596    18,596   165,987   190,548     183,975      596,298        522,038
The Weighted Average Effective
  Interest Rate.................    3.6709    3.6709    3.6709    3.6709    3.6709      3.6709       3.6709         3.6709
Variable Rate (PLN).............   137,588   169,669   169,693   166,161   147,193     128,226      918,530        585,671
Weighted Average Effective
  Interest Rate.................   16.6383   16.6383   16.6383   16.6383   16.6383     16.6383      16.6383        16.6383

ITEM 10:  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS

                                                                                    MEMBER OF
                                                                                SUPERVISORY BOARD
NAME                                                          APPOINTED BY            SINCE
----                                                          ------------      -----------------
Piotr Mroczkowski (Chairman)...............................  Elektrim                 1996
Moritz Gerke (Deputy Chairman).............................  DeTeMobil                1997
Jacek Walczykowski (Secretary).............................  Elektrim                 1999
Jan Kolodziejczak..........................................  Elektrim                 1999
Steve Boyd.................................................  MediaOne                 1998
Michael Gunther............................................  DeTeMobil                1997
William "Bill" Norris......................................  MediaOne                 1999
Jan Waga...................................................  Kulczyk Holding          1996
Andrzej Wojcik.............................................  BRE                      1996

     Members of the Supervisory Board have not changed since the transfers of shareholder ownership in our company took place in 1999 (Elektrim S.A.'s acquisition of minority shareholders and transfer of shares to Elektrim Telekomunikacja) and in the first quarter of 2000 (DeTeMobil's acquisition of MediaOne).

EXECUTIVE OFFICERS

                                                                                         MEMBER OF
                                                                                      MANAGEMENT BOARD
NAME                                     POSITION                                          SINCE
----                                     --------                                     ----------------
Boguslaw Kulakowski....................  Director General                                   1999
Wojciech Ploski........................  Director of Strategy, Marketing & Sales            2000
Wilhelm Stueckemann....................  Director of Network Operations                     1996
Stanislaw Majewski.....................  Director of Finance                                1999
Ryszard Pospieszynski..................  Director of Administration                         1996

     As of March 1, 2000 Wojciech Ploski replaced Karim Khoja as the Director of Stategy, Marketing and Sales. Mr. Khoja, however, will remain with us through the transition of share ownership from MediaOne to DeTeMobil.

     Mr. Ploski began working with us in May 1996 as the Deputy Director of Marketing (Product and Logistics). In September 1997, he assumed the position of Director of Logistics and Sales. Mr. Ploski was one of the main developers of our direct, indirect and retail sales network and the purchasing department. Prior to joining the Company, Mr. Ploski worked for the Curtis Company, a television manufacturer, for ten years where he held variety of positions, including the Executive Director of the television factory in Mlawa and the Commercial Director of Curtis International. Mr. Ploski holds a degree from the Warsaw University of Technology, Telecommunications Department.

ITEM 11.  COMPENSATION FOR DIRECTORS AND OFFICERS

     For the year ended December 31, 1999, we directly paid an aggregate of PLN 6,462,315 to the members of the Supervisory Board and the Management Board, including compensation for salary, bonuses and pension plans. In addition, some of the members of the Management Board were paid by the respective shareholders which have seconded them. We have reimbursed those shareholders for those payments in the total amount of PLN 3,034,844 for the year ended December 31, 1999.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     We have entered into service agreements with each of DeTeMobil, Elektrim and MediaOne. These agreements relate to the licensing and development of software and computer databases, and arrangements for management, sales and technological support, including secondment of employees of DeTeMobil, Elektrim and MediaOne.

AGREEMENTS WITH DETEMOBIL

     Framework Agreement for Secondment. Under the DeTeMobil Framework Agreement for Secondment of Employees, DeTeMobil allows its employees to be seconded to us depending on need, for discrete or extended periods of time for the purpose of assistance with research and management operations. The term of the Framework Agreement is one year and it is automatically renewable by either party unless terminated in writing three months prior to the end of the period.

     Under the Agreement, we have the right to request the secondment of an employee of DeTeMobil by specifying the skills needed. Pursuant to the Framework Agreement, we are given a specified period during which to accept or reject the secondment candidate identified by DeTeMobil and during which we are entitled to interview several other candidates from DeTeMobil for secondment.

     We have all rights to any inventions developed by the seconded employee alone or together with regular company employees during the time of secondment. We are obligated to compensate DeTeMobil for any seconded employee as well as pay any value-added tax applicable under Polish law. DeTeMobil has responsibility for meeting any filing requirements associated with applicable tax, social security, procurement of visas and work permits, although we have agreed to assist DeTeMobil with meeting these requirements.

     Framework Agreement. Pursuant to the DeTeMobil Framework Agreement, DeTeMobil provides us with technical, managerial, logistical and administrative know-how support services, including product development and research skills. DeTeMobil also provides us with personnel support in the performance of specific services where requested when possible. The term of the Framework Agreement is one year and it is automatically renewable unless terminated in writing by either party, three months prior to the end of the period.

     DeTeMobil may not disclose work results with third parties without the consent, but may use the knowledge, experience and results obtained from any services provided for its own purposes. We also agreed with DeTeMobil that any damage compensation resulting from liability due to gross negligence would be limited to the amount of the specific service order not to exceed DM 500,000.

     Under the Framework Agreement, compensation for DeTeMobil is provided in Deutschmarks according to daily and monthly fee schedules. The monthly rates are based on 40-hour work weeks. In addition, we pay DeTeMobil for the provision of technical know-how (not including new know-how, the price of which is set forth in service orders). We are also obligated to pay any applicable tax under Polish law.

     Billing and Customer Care Upgrade Agreement. On December 3, 1998, we entered into an agreement with DeTeMobil to provide enhancements to our billing and customer care system (BSCS Pink) which was delivered in 1999.

     Payments. We incurred cost of PLN 27.5 million in aggregate for all DeTeMobil services rendered, including employee secondments, for 1999.

AGREEMENTS WITH ELEKTRIM

     Elektrim Service Agreement. We entered into an agreement (the "Service Agreement") with Elektrim in May 1996 to render services to us in respect of securing the commercial side of contracts, pursuant to which Elektrim prepares and implements contracts relating to the development of digital GSM mobile network. Under the Service Agreement, Elektrim provides us with a working team, consisting of a minimum of five persons, and performs specific services including preparation and negotiation of the commercial, financial and legal aspects of contracts with suppliers. The Elektrim working team supervises meetings with the contractors and the transfer of payments on time and performs administrative functions such as arranging and coordinating customs clearance and submitting, filing and processing claims based on quality defects or quantity shortage.

     Civil Works Agreement. On December 15, 1999 we entered into a two-year agreement with Elektrim Volt, one of the companies included under the umbrella of Elektrim's ownership. This agreement is to provide civil works labor in the construction and development of our mobile network.

AGREEMENTS WITH MEDIAONE

     All agreements between us and MediaOne listed below were in place for past operating periods and will either continue or will be transitioned to be serviced by DeTeMobil in the future as a result of the March 23, 2000 acquisition of MediaOne by DeTeMobil.

     MediaOne Framework Agreement. On December 13, 1996, we entered into a Framework Agreement with MediaOne under which MediaOne agreed to provide us with marketing and sales assistance. Once we requested services, there follows a period during which we must accept or reject MediaOne's offer of service. MediaOne may not use outside contractors and must perform the tasks itself unless the parties agree otherwise. The term of the Framework Agreement is one year and it is automatically renewable unless terminated in writing by either party, three months prior to the end of the period.

     We compensate MediaOne for employees seconded from them to us and for specific technical services in accordance with daily and monthly fee schedules. To the extent we agree that MediaOne may engage third parties in the provision of services, we bear the cost of third party services. In addition, we are obligated to pay MediaOne for know-how relating to sales and marketing.

     Project Outline Agreement. We entered into a Project Outline Agreement with MediaOne on April 14, 1997 that sets forth the conditions of cooperation between the parties with respect to the creation, development and delivery of software and related services and expires on December 7, 2001. Pursuant to the Project Outline Agreement, MediaOne granted us the exclusive right to use software developed by MediaOne or its subcontractors upon request ("individual software") as well as a non-exclusive license to use software otherwise developed and owned by MediaOne or its subcontractors (the "standard software"). We agreed not to use the standard software to support the operation of third party networks. MediaOne supports the use of individual and standard software provided to us and our employees, including a training program consisting of four courses, a support services help desk, software updates, and problem resolution emergency numbers.

     Under the Project Outline Agreement, we acquired three major software products from MediaOne, in addition to a database that together, form the core of the Telecommunications Management Network System. The system provides access to network information and enhances network management. In 1997 we paid MediaOne an aggregate of US $2,110,000 in fixed fees for software licenses and for the integration and delivery by MediaOne of the software it provides.

     Implementation Agreement. On April 14, 1997, we reached an agreement with MediaOne regarding the type of software to be supplied pursuant to the Project Outline Agreement, the service and training obligations of MediaOne under the Project Outline Agreement and the fees to be paid to MediaOne. Pursuant to the Implementation Agreement, MediaOne provides us with computer platforms and communications equipment to link several major operating software packages to each other and to the Telecommunications Management Network System, a management information base, as well as computer platforms and data communications equipment which connects networks equipment acquired from suppliers.

     In addition to the services provided under the Framework Agreement and the Project Outline Agreement, we acquired a targeted list of 800,000 potential subscribers from MediaOne Polska S.A., a wholly-owned subsidiary of MediaOne, which operated a telephone directory business in Poland.

     We incurred cost of PLN 14.8 million in aggregate for MediaOne seconded employees, specific technical services and sales and marketing know-how for 1999.

SHAREHOLDERS AGREEMENT

     Our original shareholders with a 5% or greater ownership interest, Elektrim, MediaOne, DeTeMobil, Polpager Sp. z o.o., Elektrim-Autoinvest S.A. and Kulczyk Holding S.A. which together held 90.1% of our outstanding ordinary shares, entered into a Shareholders Agreement dated December 21, 1995. The Shareholders Agreement was amended on March 11, 1997 pursuant to which Elektrim, DeTeMobil and MediaOne (together the "Operating Parties") control the Supervisory Board and appoint the senior executive officers. Under the Shareholders Agreement, certain actions require the unanimous approval of the Operating Parties. See "-- Control by Operating Parties."

     Transfer Restrictions/Call Options. The Shareholders Agreement prohibits the holders of our shares from transferring any shares without the prior consent of the Supervisory Board. This consent will be given in cases of transfer of the entire interest of a party to another party if (i) the transferee assumes any and all obligations of the transferor to us and the other shareholders; (ii) the transfer is permitted under the terms of our GSM 900 License and all other applicable laws; and (iii) no party can establish by clear evidence that the transfer would result in a material commercial injury to us. Notwithstanding the foregoing, Elektrim and Elektrim Autoinvest S.A. may transfer their shares to one of the existing shareholders; provided that Elektrim retains at least a 26% interest in the company. The Supervisory Board may establish procedures that require the shareholder intending to transfer its shares, to first offer the shares to the remaining shareholders. To date, the Supervisory Board has not established any such procedures.

     Each shareholder who is party to the Shareholders Agreement (except Kulczyk and Elektrim-Autoinvest) has granted the Operating Parties an option to purchase its shares at an exercise price equal to the shareholder's proportionate share of the net asset value of the company plus all capital contributions made after the financial statement date for the last completed fiscal year. The option becomes exercisable when either the shareholder admits in writing that it has materially defaulted or an arbitration court declares the shareholder in material default. A material default occurs, among other events, when the shareholder (i) defaults in making a payment for new shares subscribed for in writing; (ii) is in material default of any obligation under the Shareholders Agreement; (iii) becomes subject to any liquidation or bankruptcy or settlement or similar proceeding that remains unresolved for thirty days; (iv) files a petition under bankruptcy or similar proceedings; or (v) admits in writing its inability to pay debts when due.

     Control by Operating Parties. Under the Shareholders Agreement, the business is controlled by a Supervisory Board, which is authorized to assume the responsibilities and powers of our shareholders meeting to the extent permitted by Polish law, and managed by a Management Board.

     Certain actions by us require the unanimous consent of all the Operating Parties. These include: (i) the acquisition of shares of or entry into partnership with another entity; (ii) any extension of the business outside Poland; (iii) a change in business purpose from providing 900 MHz GSM services or surrender of the 900 MHz License; (iv) the adoption of the business plan, dividend policy, share transfer restrictions, accounting principles and any revisions to the overall strategy; (v) the disposal of assets in excess of PLN 500,000, incurring any debts or financing and granting any mortgage or lien over assets, granting any loan to third parties in excess of an annual aggregate amount of PLN 100,000 or to any individual in excess of PLN 10,000; (vi) any change in the competence, voting and rules of procedure of the Supervisory Board and the Management Board restructuring the management; and (vii) the entry into any contract for more than one year or any amount in excess of PLN 500,000.

     Covenant Not to Compete. Pursuant to the terms of the Shareholders Agreement, our shareholders party thereto are prohibited from entering into any GSM business (selling equipment and providing services) in Poland (including businesses involving use of DCS 1800 and similar technology) but may provide other telephony services in Poland. The shareholders are also prohibited from assisting third party competitors, except in the ordinary course of business as currently conducted.

     The shareholders party to the Shareholders Agreement may engage in a competing business with the explicit approval of the Supervisory Board.

SHAREHOLDER LOANS

     On August 24, 1999, three operating shareholders extended loans to us on substantially identical terms. The total amount of the loans was the Zloty equivalent of $75 million, provided by our shareholders as follows: $39,843,750 from Elektrim S.A. and $17,578,125 from each of DeTeMobil and MediaOne. These loans are subordinated to senior debt. Each loan bears interest at 12.5% annually and must be repaid by June 19, 2006. The maturity of the loans may be accelerated if: (i) we default on any payment due under them, (ii) amounts owed by us under the Bank Credit Facility or in respect of the Notes are declared to be immediately due and payable, or (iii) we are judicially declared to be or admit to being insolvent. The terms of the Notes and the Indentures prohibit payment of these loans unless such payment is permitted by the covenant under the Notes. The shareholder loans remain with the same shareholders that extended them to us, regardless the subsequent changes in our shareholder ownership.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     None.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     Not applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-40

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-1
Consolidated statements of operations for the years ended
  December 31, 1999, 1998 and 1997..........................  F-2
Consolidated balance sheets at December 31, 1999 and 1998...  F-3
Consolidated statements of cash flows for the years ended
  December 31, 1999, 1998 and 1997..........................  F-4
Statements of changes in equity for the years ended December
  31, 1999. 1998 and 1997...................................  F-5
Notes to the consolidated financial statements..............  F-6

EXHIBITS

10.1 Agreement with Elektrim Volt S.A. for civil works services, dated December 15, 1999.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          POLSKA TELEFONIA CYFROWA Sp. z o.o.
                                          (Registrant)

                                          By:    /s/  Boguslaw Kulakowski
                                            ------------------------------------
                                            Boguslaw Kulakowski, Director
                                              General

                                          By:      /s/  Wojciech Ploski
                                            ------------------------------------
                                            Wojciech Ploski, Director of
                                              Strategy,
                                            Marketing & Sales

March 21, 2000

                      POLSKA TELEFONIA CYFROWA SP. Z O.O.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS
                              FOR THE YEARS ENDED
                    DECEMBER 31, 1999 AND DECEMBER 31, 1998

                                                                          [LOGO]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of
  Polska Telefonia Cyfrowa Sp. z o.o.

     We have audited the accompanying consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1999 in accordance with Statements of International Accounting Standards issued by the International Accounting Standards Committee ("IAS").

     Accounting practices used by the Company in preparing the accompanying financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States ("US GAAP"). A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 28.

[SIG]
Warsaw, Poland
March 6, 2000

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                              FOR THE YEARS ENDED
           DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997
                             (IN THOUSANDS OF PLN)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                  NOTES       1999           1998           1997
                                                  -----   ------------   ------------   ------------
NET SALES......................................     7       2,592,061      1,610,811        647,062
COST OF SALES..................................     8      (1,662,851)      (948,414)      (511,149)
                                                           ----------     ----------     ----------
GROSS MARGIN...................................               929,210        662,397        135,913
OPERATING EXPENSES.............................     8        (612,559)      (381,275)      (186,595)
                                                           ----------     ----------     ----------
OPERATING PROFIT/(LOSS)........................               316,651        281,122        (50,682)
NON-OPERATING ITEMS
Interest and other financial income............     9          58,042         21,398         35,651
Interest and other financial expenses..........    10        (456,305)      (187,197)      (109,652)
                                                           ----------     ----------     ----------
(LOSS)/INCOME BEFORE TAXATION..................               (81,612)       115,323       (124,683)
TAXATION (CHARGE)/BENEFIT......................    11         (40,891)      (109,807)         4,247
                                                           ----------     ----------     ----------
COMPREHENSIVE NET (LOSS)/INCOME................              (122,503)         5,516       (120,436)
                                                           ==========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 1999 AND DECEMBER 31, 1998
                             (IN THOUSANDS OF PLN)

                                                                           AT              AT
                                                                      DECEMBER 31,    DECEMBER 31,
                                                             NOTES        1999            1998
                                                             -----    ------------    ------------
CURRENT ASSETS
Cash and cash equivalents................................     25       1,095,509           5,695
Short-term investments...................................     12         198,468              --
Debtors and prepayments..................................     13         409,410         253,585
Accounts receivable from State Treasury..................     13          54,835          85,064
Inventory................................................     14         183,980          75,946
                                                                       ---------       ---------
                                                                       1,942,202         420,290
DEFERRED TAX ASSET, NET..................................     11              --           2,766
LONG-TERM ASSETS
Tangible fixed assets, net...............................     15       2,573,905       1,671,182
Intangible fixed assets, net.............................     16       1,050,775         629,404
Financial assets.........................................     12         301,829              --
Deferred cost............................................     17          85,253          30,759
                                                                       ---------       ---------
                                                                       4,011,762       2,331,345
                                                                       ---------       ---------
TOTAL ASSETS.............................................              5,953,964       2,754,401
                                                                       =========       =========
CURRENT LIABILITIES......................................     18       1,179,204         571,763
LONG-TERM INTEREST BEARING LIABILITIES...................     19       4,578,412       1,890,218
DEFERRED TAX LIABILITY, NET..............................     11          27,322              --
PROVISIONS FOR LIABILITIES AND CHARGES...................     20           1,220           2,111
                                                                       ---------       ---------
TOTAL LIABILITIES........................................              5,786,158       2,464,092
                                                                       ---------       ---------
SHAREHOLDERS' EQUITY
Share capital............................................     21         471,000         471,000
Accumulated deficit......................................               (303,194)       (180,691)
                                                                       ---------       ---------
                                                                         167,806         290,309
                                                                       ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............              5,953,964       2,754,401
                                                                       =========       =========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997
                             (IN THOUSANDS OF PLN)

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
                                                                      (SEE NOTE 25)
CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS)/INCOME BEFORE TAXATION..................        (81,612)        115,323       (124,683)
ADJUSTMENTS FOR:
Depreciation and amortization......................        281,697         158,291         76,372
Charge to provision for doubtful debtors...........        143,890          90,694         43,714
Charge to provision for inventory..................          4,410          (3,309)         5,009
Other provisions and special funds.................           (891)            835            655
Unrealized foreign exchange losses, net............        143,602          10,880         37,806
Loss on disposal of tangibles and intangibles......          8,146             983            216
Interest expense, net..............................        247,527         123,770         31,801
Other..............................................             --            (593)           614
                                                        ----------      ----------       --------
OPERATING CASH FLOWS BEFORE WORKING CAPITAL
  CHANGES..........................................        746,769         496,874         71,504
Increase in inventory..............................       (110,918)        (38,328)       (14,271)
Increase in debtors, prepayments and deferred
  cost.............................................       (266,196)       (219,943)      (173,612)
Increase in trade payables and accruals............        101,849          86,406         13,072
                                                        ----------      ----------       --------
CASH GENERATED FROM/(USED IN) OPERATIONS...........        471,504         325,009       (103,307)
Interest paid......................................       (103,220)        (47,526)       (10,118)
Income taxes paid..................................        (25,549)       (113,668)            --
                                                        ----------      ----------       --------
NET CASH GENERATED FROM/(USED IN) OPERATING
  ACTIVITIES.......................................        342,735         163,815       (113,425)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets...............       (346,019)        (52,855)       (18,677)
Purchases of tangible fixed assets.................       (985,298)       (966,649)      (176,272)
Purchases of short-term investments, net...........       (511,603)          5,084         22,934
Proceeds from sale of equipment and intangibles....          7,309             894          3,932
Interest received..................................          7,277           8,816         15,422
                                                        ----------      ----------       --------
NET CASH USED IN INVESTING ACTIVITIES..............     (1,828,334)     (1,004,710)      (152,661)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings.................        487,972         593,870             --
Proceeds from senior subordinated debt issuance,
  net..............................................      1,843,822              --        479,785
Proceeds from shareholders' loan...................        296,756              --             --
Net change in overdraft facility...................        (24,558)         24,558             --
                                                        ----------      ----------       --------
NET CASH GENERATED FROM FINANCING ACTIVITIES.......      2,603,992         618,428        479,785
NET INCREASE/(DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................      1,118,393        (222,467)       213,699
EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH
  EQUIVALENTS......................................        (28,579)              6         11,913
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.....          5,695         228,156          2,544
                                                        ----------      ----------       --------
CASH AND CASH EQUIVALENTS AT END OF YEAR...........      1,095,509           5,695        228,156
                                                        ==========      ==========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

               POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                              FOR THE YEARS ENDED
           DECEMBER 31, 1999, DECEMBER 31, 1998 AND DECEMBER 31, 1997
                             (IN THOUSANDS OF PLN)

                                                                           CURRENCY
                                                      SHARE    RETAINED   TRANSLATION
                                                     CAPITAL   EARNINGS   ADJUSTMENT     TOTAL
                                                     -------   --------   -----------   --------
BALANCE AT JANUARY 1, 1997 (RESTATED).............   471,000    (65,771)       --        405,229
Change in accounting policy with respect to
  implementation of IAS 12 (revised), see Note
  5a..............................................                7,111                    7,111
Change in accounting policy with respect to
  implementation of IAS 38, see Note 5b...........                4,486                    4,486
Currency translation adjustment...................        --         --         7              7
Comprehensive net loss for the year, as originally
  reported........................................        --   (132,033)       --       (132,033)
                                                     -------   --------       ---       --------
BALANCE AT DECEMBER 31, 1997 (RESTATED)...........   471,000   (186,207)        7        284,800
Change in accounting policy with respect to
  implementation of IAS 38, see Note 5b...........                4,047                    4,047
Currency translation adjustment...................        --         --        (7)            (7)
Comprehensive net profit for the year, as
  originally reported.............................        --      1,469        --          1,469
                                                     -------   --------       ---       --------
BALANCE AT DECEMBER 31, 1998 (RESTATED)...........   471,000   (180,691)       --        290,309
Comprehensive net loss for the year...............        --   (122,503)       --       (122,503)
                                                     -------   --------       ---       --------
BALANCE AT DECEMBER 31, 1999......................   471,000   (303,194)       --        167,806
                                                     =======   ========       ===       ========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

1.   INCORPORATION AND PRINCIPAL ACTIVITIES

     Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995.

     The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses (see
Note 4b.) granted by the Minister of Telecommunications and the sale of cellular telephones and accessories compatible with its cellular services.

     During 1996 the Company signed an interim interconnect agreement with Telekomunikacja Polska S.A. ("TPSA") on a "bill and keep" basis. On May 22, 1997 the Ministry of Communications issued a decision with respect to new interconnect arrangements between the Company and TPSA. The decision was binding for both parties, however, certain terms, including the effective date, were still to be agreed. The decision defined interconnect, international and leased-lines settlements with TPSA.

     In the course of 1997, TPSA filed in the Supreme Administrative Court an appeal against the above mentioned decision. In the appeal, it challenges the entitlement of the Minister to issue the above decision on the basis that the established interconnect rates are not fair.

     On December 9, 1998, the Company signed a framework agreement with TPSA defining the terms of mutual interconnect arrangements. Notwithstanding the interconnect frame agreement, TPSA appeal to the Supreme Administrative Court has not been withdrawn.

     On February 1, 2000, the Company received a summons from the State Telecommunications and Postal Inspection as a result of an inspection conducted by the agency in January 2000 of the Company's Internet services. The summons ordered the Company to cease providing international telephone service over the Internet network. In response, the Company applied for reconsideration of the case, and on February 10, 2000, the Company received a decision from the Minister of Communications which rendered the summons invalid. It was determined that the Company could continue to offer Internet access services for subscribers who have data transmission service until May 2000, when it is anticipated that a new regulation will be prepared by the Ministry of Communications.

2.   PRINCIPLES OF CONSOLIDATION

A.   GROUP ENTITIES

     All intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

     On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("10 3/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries of its own.

     On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("11 1/4 Notes", see Note 19). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. Additionally, the Company has acquired 125 fully-paid shares with a par value of 1,000 Euro each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. Thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries of its own.

B.   REPORTING CURRENCY

     The Company primarily generates and expends cash through its operating activities in Polish zloty ("PLN"). Additionally, all of the receivables and the large part of its short-term liabilities are PLN denominated. Therefore, Management has designated the PLN as the reporting (functional) currency of the Company.

     The accompanying consolidated financial statements are reported in thousands of PLN.

3.   ACCOUNTING STANDARDS

     The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations. The accompanying financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for years ended December 31, 1999, December 31, 1998 and December 31, 1997 are shown in
Note 27 to these Financial Statements.

     The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the years ended December 31, 1999, December 31, 1998 and December 31, 1997 have been presented in Note 28 to these Financial Statements.

     The IAS rules that were mandatory as of 31 December 1999 were applied to these financial statements. In addition, each of the following new standards have been adopted early and applied throughout all of the years presented herein:


            (revised 1998) "Property, Plant and Equipment",
IAS
  16..
            (revised 1998) "Business Combinations",
IAS
  22..
            "Impairment of Assets",
IAS
  36..
            "Provisions, Contingent Liabilities and Contingent Assets",
IAS
  37..
            "Intangible Assets".
IAS
  38..

     The effect of the adoption of the new standards is discussed in Note 5.

     In Management's opinion, the financial statements for the years ended December 31, 1999, 1998 and 1997 include all adjustments necessary for a fair statement of the results for the period. All such adjustments are of normal, recurring nature.

4.   PRINCIPAL ACCOUNTING POLICIES

A.   TANGIBLE FIXED ASSETS

     Tangible fixed assets are shown at historical cost less accumulated depreciation.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The following depreciation rates have been applied:

                                                             ANNUAL RATE           ESTIMATED
                                                                 IN %        USEFUL LIVES IN YEARS
                                                             ------------    ---------------------
Leasehold improvements.....................................                       Lease term
Buildings..................................................      2.5%              40
Plant and equipment........................................  4.0 -- 30.0%          3.3 -- 25
Motor vehicles.............................................       12.5 --          3.3 --  8
                                                                    30.0%
Other......................................................       10.0 --            5 -- 10
                                                                    20.0%

B.   INTANGIBLE FIXED ASSETS

License

     The Company has acquired from the Polish State, represented by the Ministry of Communications, a license to provide telecommunication services according to ETSI/GSM standard in the 900 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/ GSM 1800 MHz band ("the GSM 900 license").

     The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. For the period of development of the GSM 900 system, the cost of interest and foreign exchange losses were capitalized in the cost of the asset. This development period terminated during the third quarter of 1997. The GSM 900 license is amortized over the period of its validity, i.e. 15 years from the date of acquisition on a straight-line basis.

     On August 11, 1999 the Ministry of Communications granted the Company a license to provide telecommunication services according to ETSI/GSM standard in the 1800 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 1800 license"). The GSM 1800 license is valid for 15 years from the date of acquisition, though it allows starting operations of relevant services from March 1, 2000.

     The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period. The development period terminates together with the start of operational validity of the GSM 1800 license. The GSM 1800 license will be amortized over the period of its operational validity, i.e. 14.5 years.

     The above-described GSM 900 license and the GSM 1800 license are not transferable assets.

Other intangible fixed assets

     Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                                                ANNUAL RATE
                                                                    IN %
                                                                ------------
Computer software...........................................      10.0 --
                                                                   50.0%
Trademarks..................................................        6.7%

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

C.   DEBTORS

     Amounts due from debtors are shown net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

D.   INVENTORIES

     Inventories are stated at the lower of cost and net realizable value. Cost is determined principally under the average method. Provisions are set for obsolete, slow moving and damaged inventory and are deducted from the related inventory balances.

E.   SPECIAL FUNDS

     Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

F.   FOREIGN CURRENCY

     Transactions denominated in foreign currencies are recorded in the local currency (the Polish zloty) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded in the statement of operations as a foreign exchange gain or loss and included in non-operating items in the statement of operations, unless capitalized as discussed in point (b) above (license) and (l) below (borrowing costs).

G.   VACATION PAY

     Vacation pay is accrued when earned by employees.

H.  TAXATION

     The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the liability method. Under the liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carryforward of unused losses. Temporary differences are the differences between the carrying amount of an asset or liability in the balance sheet and its taxable base.

     Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

I.   NET SALES

     Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but excludes extraordinary disposals of inventory and other assets.

     Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

J.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's financial instruments approximates the reported carrying amounts because of their short-term nature and/or floating market interest rates, except for long-term Notes and GSM license liability, as disclosed in Note 19.

K.   USE OF ESTIMATES

     Preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

L.   CAPITALIZATION OF BORROWING COSTS

     Borrowing costs (including interest, foreign exchange gains and losses and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets is capitalized as part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of assets.

M.  ADVERTISING EXPENSE

     The Company charges the cost of advertising to expense as incurred.

N.  CONCENTRATION OF CREDIT RISK

     The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics and receivables from each of these dealers present similar risk to the Company. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues.

     The balance of receivables as at December 31, 1999 representing the total net credit risk exposure at date is presented in Note 13.

5.   CHANGES IN ACCOUNTING POLICIES

A.   DEFERRED TAXES

     Effective January 1, 1998 the Company has adopted IAS 12 (revised) "Income Taxes" in accounting for its income taxes. The resulting change in accounting policy was applied retrospectively, resulting in a positive adjustment to the opening balance of retained losses of PLN 23,637 as at January 1, 1997. The resulting adjustment to the opening balance of retained loss as at January 1, 1998 resulted in a decrease by PLN 30,748. Additionally, the net loss reported for the year ended December 31, 1997 was decreased by PLN 7,111.

B.   DEVELOPMENT AND START-UP COSTS CAPITALIZED

     In the fourth quarter of 1999, the Company has adopted IAS 38 "Intangible Assets" in accounting for its intangible assets. The resulting change in accounting policy regarding development and start-up costs was applied retrospectively, resulting in a negative adjustment to the opening balance of retained losses of PLN 15,063 as at

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

January 1, 1997. The resulting adjustment to the opening balance of retained loss as at January 1, 1999 resulted in an increase by PLN 6,530. Additionally, the net loss reported for the year ended December 31, 1999 was decreased by PLN 2,367.

6.   FOREIGN CURRENCY MANAGEMENT POLICIES

     Sales revenues are denominated in Polish Zloty. A significant portion of expenses and liabilities, however, are denominated in other currencies. These include liabilities to the Polish government for the GSM 900 license and GSM 1800 license, which are linked to Euro and payable in Polish zloty, and liabilities to suppliers of network capital equipment and handsets, which are generally denominated in Deutschmarks, French Francs or U.S. dollars. Additionally, the 10 3/4 Notes, 11 1/4 Notes and shareholder loans are denominated in U.S. dollars or Euros, and a significant portion of the Bank Credit Facility is denominated in Deutschmarks. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish zloty.

     Future currency exchange fluctuations are expected to continue to have a significant effect on the financial condition and results of operations. The Company intends to enter into both short and long-term transactions to hedge the risk of exchange rate fluctuations, to the extent hedging arrangements on commercially satisfactory terms are obtainable. There is no assurance that the Company will be able to obtain hedging arrangements on commercially satisfactory terms. At the end of 1999, the Company had no open hedging transactions, although, the Company's hedging policy allows for the use of forwards, swaps and options for minimizing currency and interest rate risks. As an alternative, the Company may attempt to structure foreign currency liabilities to be broadly in line with the currency basket employed by the National Bank of Poland. This technique will not eliminate foreign exchange losses; however, the Company believes the technique may improve the management of the magnitude of these losses. Starting in late 1998 and continuing through the current year, the Company drew funds mainly from the bank credit facility and exhausted the Polish zloty denominated tranche first in order to minimize the negative effects of currency exchange fluctuations.

7.   NET SALES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Service revenues and fees..........................     2,369,444       1,445,340         534,439
Sales of telephones and accessories................       222,617         165,471         112,623
                                                        ---------       ---------       ---------
                                                        2,592,061       1,610,811         647,062
                                                        =========       =========       =========

     The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.   COSTS AND EXPENSES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Cost of sales:
  Cost of services sold............................       939,037         613,898         330,112
  Cost of sales of telephones and accessories......       723,814         334,516         181,037
                                                        ---------       ---------       ---------
                                                        1,662,851         948,414         511,149
Operating expenses:
  Selling and distribution costs...................       454,807         277,123         139,685
  Administration and other operating cost..........       157,752         104,152          46,910
                                                        ---------       ---------       ---------
                                                          612,559         381,275         186,595
                                                        ---------       ---------       ---------
                                                        2,275,410       1,329,689         697,744
                                                        =========       =========       =========

     The following costs and expenses were included in cost of sales:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Merchandise sold...................................       719,404        334,516         176,028
Depreciation and amortization......................       257,071        141,078          69,501
Other external services............................       169,463        127,091          62,356
Commissions........................................       151,578         89,710          77,653
Interconnect.......................................       131,558         77,490          32,413
Leased lines.......................................        98,714         92,869          49,696
Roaming............................................        78,861         44,137          16,273
Wages and salaries.................................        27,489         13,314           7,386
Materials and energy...............................        11,168         10,911           6,429
Social security and other benefits.................         9,228         11,194           4,578
Taxes and other charges............................         5,152          2,493           1,986
Charge to inventory provision......................         4,410         (3,309)          5,009
Other..............................................        (1,245)         6,920           1,841
                                                        ---------        -------         -------
                                                        1,662,851        948,414         511,149
                                                        =========        =======         =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The following costs and expenses were included in selling and distribution costs:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Advertising costs..................................      159,623          98,223          41,655
Charge to doubtful debtors provision...............      143,890          90,694          43,714
Wages and salaries.................................       70,386          25,851          16,129
External services..................................       33,773          27,271          17,773
Social security and other benefits.................       18,487          18,554           8,150
Depreciation and amortization......................        9,563           6,005           4,434
Materials and energy...............................        8,918           4,542           4,464
Taxes and other charges............................        6,816           3,628           1,201
Other..............................................        3,351           2,355           2,165
                                                         -------         -------         -------
                                                         454,807         277,123         139,685
                                                         =======         =======         =======

     The following costs and expenses were included in administration costs:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
External services..................................       77,623          52,703          21,577
Wages and salaries.................................       41,968          20,496          10,407
Depreciation and amortization......................       15,063          11,208           2,437
Social security and other benefits.................       10,068          11,928           5,869
Materials and energy...............................        6,240           6,259             948
Taxes and other charges............................          708           5,158           2,715
Other..............................................        6,082          (3,600)          2,957
                                                         -------         -------         -------
                                                         157,752         104,152          46,910
                                                         =======         =======         =======

9.   INTEREST AND OTHER FINANCIAL INCOME

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Foreign exchange gains.............................       45,414          12,816          19,996
Interest income....................................       12,628           8,582          15,655
                                                         -------         -------         -------
                                                          58,042          21,398          35,651
                                                         =======         =======         =======

10. INTEREST AND OTHER FINANCIAL EXPENSES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Interest expense...................................      260,155         132,353          47,456
Foreign exchange losses............................      196,150          54,844          62,196
                                                         -------         -------         -------
                                                         456,305         187,197         109,652
                                                         =======         =======         =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. TAXATION

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Polish current tax charge..........................      (10,555)         (76,223)           --
Polish net deferred tax (charge)/benefit...........      (30,088)         (33,197)        4,361
Foreign current tax charge.........................         (248)            (387)         (114)
                                                         -------         --------         -----
Tax (charge)/benefit...............................      (40,891)        (109,807)        4,247
                                                         =======         ========         =====

     Tax losses for the period from December 27, 1995 to December 31, 1996 could have been offset with future taxable income in three equal installments during the three years following the loss. The 1996 tax losses were utilized as follows: PLN 58,006 in 1997, PLN 122,550 in 1998 and PLN 87,112 in 1999. The
unused portion of a tax loss installment expired. There are no other tax losses carry forward available for future periods.

     According to the Polish tax regulations, the tax rates in effect in 1999, 1998 and 1997 were 34%, 36% and 38%, respectively. The tax rates set for years 2000, 2001, 2002, 2003 and 2004 and thereafter are as follows 30%, 28%, 28%, 24%
and 22%, respectively.

     The numerical reconciliation between tax benefit/(charge) and the product of accounting profit/(loss) multiplied by the applicable tax rates is as follows:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Profit/(loss) before taxation......................      (81,612)         115,323        (124,683)
Tax rate...........................................           34%              36%             38%
                                                         -------         --------        --------
Tax benefit/(charge) using statutory rate..........       27,748          (41,517)         47,379
  Permanent differences............................       (5,643)          (5,478)         (3,627)
  Change in temporary differences for which
     realization is not probable and temporary
     differences written off.......................      (62,053)         (44,461)        (31,651)
  Effect of different tax rate in foreign entity...          559              (59)            (10)
  Change in tax rates..............................       14,364           (2,890)         (2,833)
  Loss carry forward expired.......................      (12,049)              --          (5,011)
  Refiling of 1998 tax return......................      (10,555)              --              --
  Adjustments to deferred taxes....................        6,738          (15,402)             --
                                                         -------         --------        --------
Tax (charge)/benefit...............................      (40,891)        (109,807)          4,247
                                                         =======         ========        ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Deferred tax assets in Poland:
  Bad debt provision........................................         71,807             44,375
  Unrealized foreign exchange loss, net.....................         37,623             13,562
  Accrued interest..........................................         26,029             10,942
  Book versus tax basis of fixed assets.....................         21,631             14,499
  Accrued expenses..........................................          9,457              4,608
  Inventory provision.......................................          2,293              1,285
  Development costs.........................................          1,719              2,938
  Accrued advertising.......................................          1,638                 --
  Tax losses carry forward..................................             --             41,667
                                                                   --------            -------
                                                                    172,197            133,876
Temporary differences for which realization is not probable
  ("valuation allowance")...................................        (97,037)           (67,158)
                                                                   --------            -------
                                                                     75,160             66,718
Deferred tax liabilities in Poland:
  Book versus tax basis of GSM licenses.....................       (102,482)           (63,234)
  Book versus tax basis of fixed assets.....................             --               (718)
                                                                   --------            -------
                                                                   (102,482)           (63,952)
                                                                   --------            -------
Net deferred tax asset/(liability)..........................        (27,322)             2,766
                                                                   ========            =======

     The increase in valuation allowance results primarily from the increase of unrealized foreign exchange losses on long-term Notes and bad debt provision for which tax deductibility is yet uncertain.

12. SHORT-TERM INVESTMENTS

     Short-term investments at December 31, 1999 consisted of the current portion of US Treasury Bills and Deutsche Treasury Bills, recorded at cost plus accrued interest which approximate their market value. These Treasury Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. The long-term portion (PLN 301,829 as of December 31, 1999) of the escrow fund is presented in the balance sheet under financial assets caption.

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Short-term investments......................................        198,468                 --

     All of the above funds are restricted to cover payments of the above mentioned interest coupons.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. DEBTORS AND PREPAYMENTS

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Trade debtors and accrued income............................        505,043            356,675
Corporate Income Tax and other taxes recoverable from State
  Treasury..................................................         54,835             85,064
Prepaid expenses............................................         27,862              9,480
Accounts receivable from shareholders.......................            194              3,332
Other debtors...............................................         43,145              1,925
                                                                   --------           --------
                                                                    631,079            456,476
Provision for doubtful debtors..............................       (166,834)          (117,827)
                                                                   --------           --------
                                                                    464,245            338,649
                                                                   ========           ========

14. INVENTORY

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Telephones..................................................        135,362            50,462
Accessories and other.......................................         56,808            29,264
                                                                    -------            ------
                                                                    192,170            79,726
Inventory provision.........................................         (8,190)           (3,780)
                                                                    -------            ------
                                                                    183,980            75,946
                                                                    =======            ======

15. TANGIBLE FIXED ASSETS, NET

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Land and buildings..........................................         195,771             79,954
Plant and equipment.........................................       1,954,057            844,729
Motor vehicles..............................................          12,061              8,254
Other fixed assets..........................................         208,389             35,678
Construction in progress....................................         203,627            702,567
                                                                   ---------          ---------
                                                                   2,573,905          1,671,182
                                                                   =========          =========

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the year ended December 31, 1999, the Company capitalized PLN 14,808 of net foreign exchange losses and no interest expense. For the year ended December 31, 1998, PLN 22,765 of foreign exchange losses and PLN 4,074 of interest expense was capitalized and for the year ended December 31, 1997, PLN 9,346 of foreign exchange losses and PLN 1,234 of interest expense was capitalized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The movement in each year was as follows:

                                         LAND AND     PLANT AND     MOTOR      OTHER FIXED    CONSTRUCTION
                                         BUILDINGS    EQUIPMENT    VEHICLES      ASSETS       IN PROGRESS       TOTAL
                                         ---------    ---------    --------    -----------    ------------    ---------
COST
At January 1, 1997...................          --       30,443       6,612         3,130          116,764       156,949
Additions............................          77           --       4,427           942          631,157       636,603
Transfers............................          --      205,974          --        13,287         (219,261)           --
Disposals............................          --       (4,774)       (138)          (35)              --        (4,947)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1997.................          77      231,643      10,901        17,324          528,660       788,605
                                          -------     ---------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 1997...................          --          252         449         1,336               --         2,037
Charge...............................          --       20,111       2,587         3,884               --        26,582
Disposals............................          --         (741)        (23)          (35)              --          (799)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1997.................          --       19,622       3,013         5,185               --        27,820
                                          -------     ---------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  1997...............................          77      212,021       7,888        12,139          528,660       760,785
                                          =======     =========     ======       =======       ==========     =========
COST
At January 1, 1998...................          77      231,643      10,901        17,324          528,660       788,605
Additions............................      80,691       11,377       4,453         2,847          914,276     1,013,644
Transfers............................          --      709,360          --        31,469         (740,369)          460
Disposals............................          --         (385)       (439)       (3,110)              --        (3,934)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1998.................      80,768      951,995      14,915        48,530          702,567     1,798,775
                                          -------     ---------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 1998...................          --       19,622       3,013         5,185               --        27,820
Charge...............................         814       87,741       3,819         9,456               --       101,830
Disposals............................          --          (97)       (171)       (1,789)              --        (2,057)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1998.................         814      107,266       6,661        12,852               --       127,593
                                          -------     ---------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  1998...............................      79,954      844,729       8,254        35,678          702,567     1,671,182
                                          =======     =========     ======       =======       ==========     =========
COST
At January 1, 1999...................      80,768      951,995      14,915        48,530          702,567     1,798,775
Additions............................     119,169           --          --         4,164        1,023,527     1,146,860
Transfers............................          --     1,287,060      9,317       182,419       (1,503,373)      (24,577)
Disposals............................          --       (1,273)       (794)       (2,923)         (19,094)      (24,084)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1999.................     199,937     2,237,782     23,438       232,190          203,627     2,896,974
                                          -------     ---------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 1999...................         814      107,266       6,661        12,852               --       127,593
Charge...............................       3,352      189,142       5,158        13,678               --       211,330
Transfers............................          --      (12,190)         --             4               --       (12,186)
Disposals............................          --         (493)       (442)       (2,733)              --        (3,668)
                                          -------     ---------     ------       -------       ----------     ---------
At December 31, 1999.................       4,166      283,725      11,377        23,801               --       323,069
                                          -------     ---------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  1999...............................     195,771     1,954,057     12,061       208,389          203,627     2,573,905
                                          =======     =========     ======       =======       ==========     =========

     Tangible fixed assets held under capital leases (included in above schedule):

                                             AT DECEMBER 31, 1999           AT DECEMBER 31, 1998
                                          ---------------------------    ---------------------------
                                          LAND     BUILDINGS    OTHER    LAND     BUILDINGS    OTHER
                                          -----    ---------    -----    -----    ---------    -----
Cost..................................    6,293     193,177      990     2,383     78,114       --
Accumulated depreciation..............       --      (4,166)     (41)       --       (814)      --
                                          -----     -------      ---     -----     ------        --
Net...................................    6,293     189,011      949     2,383     77,300       --
                                          =====     =======      ===     =====     ======        ==

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16. INTANGIBLE FIXED ASSETS, NET

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
GSM licenses................................................         953,226           593,066
Computer software...........................................          97,388            36,164
Trademark...................................................             161               174
                                                                   ---------           -------
                                                                   1,050,775           629,404
                                                                   =========           =======

     During the year ended December 31, 1999 the Company capitalized PLN 3,416 of foreign exchange losses and 15,569 of interest expense on intangible fixed assets. No financial expenses were capitalized in intangible assets during the year ended December 31, 1998 and for the year ended December 31, 1997 PLN 17,948 of interest expense was capitalized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The movement in each year was as follows:

                                                          GSM      COMPUTER    TRADE
                                                       LICENSES    SOFTWARE    MARK      TOTAL
                                                       ---------   ---------   -----   ---------
COST
At January 1, 1997..................................     662,093       7,750    206      670,049
Additions...........................................      38,471      12,881     --       51,352
Transfers...........................................          --          --     --           --
                                                       ---------   ---------    ---    ---------
At December 31, 1997................................     700,564      20,631    206      721,401
                                                       ---------   ---------    ---    ---------
AMORTIZATION
At January 1, 1997..................................      11,398         417      5       11,820
Charge..............................................      47,312       2,464     14       49,790
Transfers...........................................          --          --     --           --
                                                       ---------   ---------    ---    ---------
At December 31, 1997................................      58,710       2,881     19       61,610
                                                       ---------   ---------    ---    ---------
NET BOOK VALUE AT DECEMBER 31, 1997.................     641,854      17,750    187      659,791
                                                       =========   =========    ===    =========
COST
At January 1, 1998..................................     700,564      20,631    206      721,401
Additions...........................................          --      26,534     --       26,534
Transfers...........................................          --        (474)    --         (474)
                                                       ---------   ---------    ---    ---------
At December 31, 1998................................     700,564      46,691    206      747,461
                                                       ---------   ---------    ---    ---------
AMORTIZATION
At January 1, 1998..................................      58,710       2,881     19       61,610
Charge..............................................      48,788       7,660     13       56,461
Transfers...........................................          --         (14)    --          (14)
                                                       ---------   ---------    ---    ---------
At December 31, 1998................................     107,498      10,527     32      118,057
                                                       ---------   ---------    ---    ---------
NET BOOK VALUE AT DECEMBER 31, 1998.................     593,066      36,164    174      629,404
                                                       =========   =========    ===    =========
COST
At January 1, 1999..................................     700,564      46,691    206      747,461
Additions...........................................     408,905      82,833     --      491,738
Transfers...........................................          --          --     --           --
                                                       ---------   ---------    ---    ---------
At December 31, 1999................................   1,109,469     129,524    206    1,239,199
                                                       ---------   ---------    ---    ---------
AMORTIZATION
At January 1, 1999..................................     107,498      10,527     32      118,057
Charge..............................................      48,745      21,609     13       70,367
Transfers...........................................          --          --     --           --
                                                       ---------   ---------    ---    ---------
At December 31, 1999................................     156,243      32,136     45      188,424
                                                       ---------   ---------    ---    ---------
NET BOOK VALUE AT DECEMBER 31, 1999.................     953,226      97,388    161    1,050,775
                                                       =========   =========    ===    =========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17. DEFERRED COSTS

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Notes issuance cost.........................................        69,897             15,941
Senior debt issuance cost...................................        12,493             14,818
Other.......................................................         2,863                 --
                                                                    ------             ------
                                                                    85,253             30,759
                                                                    ======             ======

     As explained in Note 19, the Company obtained long-term financing by issuing 10 3/4 Notes, in July 1997, and 11 1/4 Notes in November, 1999 and through Citibank loan facility ("Senior debt"), signed in December 1997. These debt issuance costs have been deferred and are amortized over the period of financing (10 years for 10 3/4 Notes and 11 1/4 Notes, 8 years for Senior debt).

18. CURRENT LIABILITIES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Construction payables.......................................         373,528            225,176
Trade creditors.............................................         329,985            122,398
GSM 900 and GSM 1800 licenses liabilities...................         206,666             63,419
Accruals....................................................         154,605             66,385
Deferred income.............................................          48,998             32,602
Amounts due to State Treasury...............................          27,790             14,829
Overdraft facility..........................................              --             24,558
Finance leases payable......................................          28,080              9,978
Accounts payable to shareholders............................           6,201             11,939
Payroll.....................................................           3,351                479
                                                                   ---------          ---------
                                                                   1,179,204            571,763
                                                                   =========          =========

     In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 thousand and interest based on monthly WIBOR plus 0.5% p.a. (19.96% as of December 31, 1999). No borrowings were outstanding as of December 31, 1999 and balance as of December 31, 1998 was PLN 4,430. Additionally, in December 1998, the Company signed a one-year overdraft facility with Citibank. The terms provided for maximum borrowings of DEM 15,000 thousand (balance as of December 31, 1998 PLN 20,128) and interest based on monthly WIBOR plus 0.5% (17.88% as of December 31, 1998).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

19. LONG-TERM INTEREST-BEARING LIABILITIES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Loan facility...............................................       1,076,566            596,830
Long-term Notes.............................................       2,654,021            614,993
Construction payables.......................................              --            278,247
GSM 900 and GSM 1800 license liability......................         332,491            331,124
Finance leases payable......................................         190,259             69,024
Shareholders loan...........................................         325,075                 --
                                                                   ---------          ---------
                                                                   4,578,412          1,890,218
                                                                   =========          =========

     On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4% Senior Subordinated Guaranteed Discount Notes ("10 3/4% Notes"). The 10 3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,050 million as of December 31, 1999). The 10 3/4 Notes are issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN
493 million at historical exchange rate). The 10 3/4 Notes will mature on July 1, 2007. Cash interest does not accrue on the 10 3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10 3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The net proceeds from the 10 3/4 Notes are loaned to the Company.

     The 10 3/4 Notes are traded publicly in the United States and their market value as of December 31, 1999 was 67% of the nominal value (USD 170 million or PLN 704 million) whilst the carrying amount is PLN 808 million.

     On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11 1/4% Senior Subordinated Guaranteed Discount Notes
("11 1/4 Notes"). The 11 1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of Euro 300 million and USD 150 million (PLN 1,873 million as of December 31, 1999) The 11 1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately Euro 296 million and USD 148 million (PLN 1,897 million at historical exchange rate). The 11 1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11 1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000.

     Payment of the first five interest coupons will be made from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills (see Note 12).

     The obligations of PTC International Finance II S.A. under the 11 1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company Guarantee. The proceeds from the 11 1/4 Notes are loaned to the Company.

     The 11 1/4 Notes are expected to be replaced through an exchange offering on March, 2000. The terms of the Exchange Notes will be substantially identical to the old Notes, except that they can be freely traded.

     Construction payables are liabilities to GSM construction vendors. The Company began financing these liabilities in 1998 through its loan facility agreement, discussed below and through operating cash flow. The above December 31, 1998 balance was to be financed through the long-term loan facility and was hence classified as long-term. However, since September 30, 1999 the loan facility available was no longer sufficient to ensure that these would be settled through the facility. Therefore, all construction payables since September 30, 1999 were classified as short-term.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. Subsequently, the Company made drawings of PLN 1,077 million, which consisted of DM 238 million (equivalent of PLN 507 million as of December 31, 1999) and PLN 570 million (equivalent of
DM 267 million as of December 31, 1999) borrowings. The main terms of the agreement are as follows:

Facility limit.............  equivalent of DM 672 million

Interest...................  LIBOR or WIBOR plus margin of 0.95% p.a. stepping down to 0.40% p.a.

Commitment fee.............  0.375%

Collateral.................  pledge of Company's assets, rights and shares

Repayment date.............  reduction in facility limit starting from December
                             17, 2000 to December 17, 2005

     The fees for the Company's GSM 900 and GSM 1800 licenses are denominated in Euro and payable in installments. These deferred payments have been discounted at 6.78% (GSM 900 license from 1996) and at 9.52% (GSM 1800 license from 1999), which approximated the Company's borrowing rate for Euro as of the date of acquisition of the license. As at December 31, 1999 the fair market value of the GSM 900 license liability discounted at 9.52%, amounts to PLN 347 million, whilst the carrying amount is PLN 359 million.

     The balances payable as of December 31, 1999 were:

                                                              EURO'000     EURO'000      PLN'000
MATURITY                                                      NOMINAL     DISCOUNTED    DISCOUNTED
--------                                                      --------    ----------    ----------
Due in one year (see Note 18).............................     51,035       49,573       206,666
Due in year two...........................................     72,815       66,587       277,596
Due in year three.........................................     16,716       13,168        54,895
                                                              -------      -------       -------
                                                              140,566      129,328       539,157
                                                              =======      =======       =======

     The balances payable as of December 31, 1998 were:

                                                              EURO'000     EURO'000      PLN'000
MATURITY                                                      NOMINAL     DISCOUNTED    DISCOUNTED
--------                                                      --------    ----------    ----------
Due in one year (see Note 18).............................     15,730       15,496        63,419
Due in year two...........................................     34,320       31,851       130,351
Due in year three.........................................     56,100       49,059       200,773
                                                              -------       ------       -------
                                                              106,150       96,406       394,543
                                                              =======       ======       =======

     In August 1999, the Company's operating shareholders i.e. Elektrim S.A., DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil") and MediaOne International B.V. ("MediaOne"), extended USD 75 million (PLN 311 million as of December 31, 1999) in subordinated loans as follows: Elektrim S.A., equivalent of USD 40 million, DeTeMobil, USD 17.5 million; and MediaOne, USD 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17, however both principal amounts and accrued interest is due on June 19, 2006.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Social fund.................................................         1,220                778
Other provisions............................................            --              1,333
                                                                     -----              -----
                                                                     1,220              2,111
                                                                     =====              =====

     The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

21. SHARE CAPITAL

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Allotted, called-up and fully paid:
471,000 ordinary shares of 1,000 PLN each...................        471,000            471,000
                                                                    =======            =======

22. RELATED PARTY TRANSACTIONS

ELEKTRIM S.A.

     Elektrim S.A. was a 48% shareholder of the Company. In December 1999 Elektrim S.A. sold all of its shares except one share to Elektrim
Telekomunikacja Sp. z o.o. -- its 51% controlled subsidiary. There were no transactions between the Company and Elektrim Telekomunikacja Sp. z o.o. in 1999.

     The Company purchased services from Elektrim S.A. amounting to PLN 5,615 during the year ended December 31, 1999, PLN 11,665 during the year ended December 31, 1998 and PLN 7,934 during the year ended December 31, 1997. The Company realized sales of PLN 560 during the year ended December 31, 1999, PLN 259 in 1998 and PLN 235 in 1997. Net payables outstanding were PLN 925 at December 31, 1999 and PLN 915 at December 31, 1998. In addition, the Company accrued PLN 7,439 of interest on shareholders' loan (see Note 19), which remains outstanding as of December 31, 1999. No such loans existed in 1998.

MEDIAONE INTERNATIONAL B.V.

     MediaOne International B.V. is a 22.5% shareholder of the Company. The Company purchased services from MediaOne amounting to PLN 14,426 plus PLN 386 of interest during the year ended December 31, 1999, PLN 14,382 in 1998 and PLN 18,762 in 1997. There were no balances outstanding at December 31, 1999 and net payables outstanding of PLN 3,423 at December 31, 1998. In addition, the Company accrued PLN 3,305 of interest on shareholders' loan (see Note 19), which remains outstanding as of December 31, 1999. No such loans existed in 1998.

DETEMOBIL DEUTSCHE TELEKOM MOBILNET GMBH

     DeTeMobil is a 22.5% shareholder of the Company. The Company purchased services from DeTeMobil amounting to PLN 27,543 during the year ended December 31, 1999, PLN 31,263 in 1998 and PLN 49,989 in 1997. The Company realized sales of PLN 19,795 during the year ended December 31, 1999, PLN 14,923 in 1998 and PLN 7,765 in 1997. Net payables outstanding were PLN 5,082 at December 31, 1999 and PLN 4,269 at December 31, 1998. In addition, the Company accrued PLN 3,305 of interest on shareholders' loan (see Note 19), which remains outstanding as of December 31, 1999. No such loans existed in 1998.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Related party transactions were conducted primarily on market terms.

23. FINANCIAL COMMITMENTS

A.   FINANCE LEASES (INCLUDED IN LIABILITIES)

     On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease. The Company relocated to the first building of its new headquarter in second half of 1998 and to the second building in July 1999. The minimum lease payments under capital leases are as follows:

                                                                    AT DECEMBER 31, 1999
                                                           --------------------------------------
                                                           FUTURE VALUE    INTEREST    DISCOUNTED
                                                           ------------    --------    ----------
                                                               PLN           PLN          PLN
Due in
one year...............................................          29,807      1,727       28,080
year two...............................................          29,807      4,676       25,131
year three.............................................          29,807      7,315       22,492
year four..............................................          29,807      9,673       20,134
year five..............................................          29,807     11,782       18,025
after year five........................................         300,363    195,886      104,477
                                                           ------------    -------      -------
                                                                449,398    231,059      218,339
                                                           ============    =======      =======

                                                                    AT DECEMBER 31, 1998
                                                           --------------------------------------
                                                           FUTURE VALUE    INTEREST    DISCOUNTED
                                                           ------------    --------    ----------
                                                               PLN           PLN          PLN
Due in
one year...............................................          10,600        622        9,978
year two...............................................          10,600      1,686        8,914
year three.............................................          10,600      2,639        7,961
year four..............................................          10,600      3,487        7,113
year five..............................................          10,600      4,247        6,353
after year five........................................         119,756     81,073       38,683
                                                           ------------    -------      -------
                                                                172,756     93,754       79,002
                                                           ============    =======      =======

     The headquarters lease obligation is denominated in USD and payable in PLN. Its future amount, USD 108,333 thousand, consists of minimum monthly payments of USD 599 thousand and purchase option of USD 11,825 thousand.

     Annually, the Company's lease liabilities are changed based on the U.S. consumer price index ("CPI"). In 1999, this resulted in an increase in minimum monthly payments by USD 4.3 thousand (PLN 17.8 thousand as of December 31, 1999).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

B.  OPERATING LEASES (NOT INCLUDED IN LIABILITIES)

     The minimum annual rentals payable on operating leases are as follows:

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Operating leases maturity
Due in one year.............................................        17,475              1,547
Due in two years............................................         9,010              1,148
Due in three years..........................................        14,201              5,445
Due in four years...........................................         6,253              6,450
Due in five years...........................................         2,345              4,578
Due after five years........................................        31,896             26,952
                                                                    ------             ------
                                                                    81,180             46,120
                                                                    ======             ======

     Assets under operating leases include primarily network sites, office space, retail outlets and warehouse.

C.   CAPITAL EQUIPMENT COMMITMENTS (NOT INCLUDED IN LIABILITIES)

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     1999               1998
                                                                ---------------    ---------------
Authorized and contracted...................................         319,725            167,396
Authorized and not contracted...............................       1,495,522          1,138,000
                                                                   ---------          ---------
                                                                   1,815,247          1,305,396
                                                                   =========          =========

     These capital equipment commitments are denominated in Deutschemarks and amount to approximately DM 852 million at December 31, 1999 and DM 624 million at December 31, 1998.

24. DIVIDEND RESTRICTION

     The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As of December 31 1999, the Company had no net profit available for distribution.

25. SUPPLEMENTARY CASH FLOW INFORMATION

     Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   1999               1998
                                                              ---------------    ---------------
Balances deposited with banks:
  Current accounts..........................................        29,422            2,958
  Term deposits with original maturity of less then 90
     days...................................................       654,305            2,540
  Bills with original maturity of less then 90 days.........       410,694               --
  Social fund cash..........................................           468               59
Cash on hand................................................           620              138
                                                                 ---------            -----
                                                                 1,095,509            5,695
                                                                 =========            =====

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     At December 31, 1999 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 28,579 of foreign exchange losses which were reported under interest and other financial expenses.

     The social fund cash is restricted for the benefits of the employees as described in Note 4.e.

NON-CASH TRANSACTIONS

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   1999               1998
                                                              ---------------    ---------------
Assets acquired under finance lease.........................      119,963            80,497
GSM 1800 license acquisition................................      389,923                --

26. EMPLOYMENT

     Average headcount in the Company during the presented years was as follow:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Average headcount....................................     2,170           1,439            853

27. SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS

     A reconciliation of the Company's comprehensive net profit/(loss) and shareholders' equity under Polish statutory accounting regulations ("PAS") and International Accounting Standards ("IAS") is summarized as follow:

                                                            YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                               1999           1998           1997
                                                           ------------   ------------   ------------
Comprehensive net profit/(loss) under PAS................    (138,203)        26,913       (132,354)
Foreign translation difference...........................      (1,582)            63             --
IAS adjustment for GSM license amortization..............       4,562          4,520          5,076
IAS adjustment for GSM license discount..................     (22,602)       (24,151)        (6,431)
Unrealized foreign exchange differences..................      29,569          8,610          1,676
Finance lease............................................       1,113          2,104             --
IAS assets adjustment....................................        (964)        11,732             --
Development and start-up costs...........................       3,586          6,324          7,236
Deferred tax benefit/(charge)............................       2,018        (30,599)         4,361
                                                             --------       --------       --------
Comprehensive net profit/(loss) under IAS................    (122,503)         5,516       (120,436)
                                                             ========       ========       ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     A reconciliation of the Company's shareholders' equity under Polish statutory accounting regulations ("PAS") and International Accounting Standards ("IAS") is summarized as follow:

                                                                 SHAREHOLDERS' EQUITY AT
                                                       --------------------------------------------
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Shareholders' equity under PAS.......................    151,681         289,758         262,845
Foreign translation difference.......................     (1,652)             56              --
IAS adjustment for GSM license amortization..........     15,621          11,059           6,539
IAS adjustment for GSM licenses discount.............    (53,184)        (30,582)         (6,431)
Unrealized foreign exchange differences..............     39,855          10,286           1,676
Finance lease........................................      3,217           2,104              --
IAS assets adjustment................................     10,768          11,732              --
Development and start-up costs.......................     (5,882)         (9,468)        (15,792)
Deferred tax benefit.................................      7,382           5,364          35,963
                                                         -------         -------         -------
Shareholders' equity under IAS.......................    167,806         290,309         284,800
                                                         =======         =======         =======

     The above differences are caused by the following reasons:

     - Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense (for the GSM 900 license) and foreign exchange losses,

     - Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes,

     - Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes,

     - Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets",

     - Adjustment to deferred tax on temporary differences in preceding adjustments.

28. DIFFERENCES BETWEEN IAS AND U.S. GAAP

     The Company's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP.

     The effect of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income/(loss) for the years ended December 31, 1999, December 31, 1998 and December 31, 1997 and consolidated net assets as of December 31, 1999, December 31, 1998 and December 31, 1997.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

RECONCILIATION OF COMPREHENSIVE NET PROFIT/(LOSS):

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Comprehensive net income/(loss) under IAS............    (122,503)         5,516         (120,436)
U.S. GAAP adjustments:
(a)  Removal of foreign exchange differences
     capitalized for IAS.............................     (18,224)       (22,765)         (30,697)
(b)  Depreciation and amortization of foreign
     exchange........................................       6,392          3,931            2,949
(c)  Inventory discount policy.......................          --         (3,548)           3,548
(d)  Development and start-up cost...................      (9,468)        (3,585)          (9,975)
(g)  Deferred tax on above...........................       2,938          1,291            3,736
                                                         --------        -------         --------
Comprehensive net loss under U.S. GAAP...............    (140,865)       (19,160)        (150,875)
                                                         ========        =======         ========

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' EQUITY:

                                                            AT              AT              AT
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           1999            1998            1997
                                                       ------------    ------------    ------------
Consolidated shareholders' equity reported under
  IAS................................................     167,806        290,309         284,800
U.S. GAAP adjustments:
(a)  Removal of foreign exchange differences
     capitalized for IAS.............................    (103,240)       (85,016)        (62,251)
(b)  Depreciation and amortization on above..........      13,777          7,385           3,454
(c)  Inventory discounts policy......................          --             --           3,548
(d)  Development and start-up cost...................          --          9,468          13,053
(g)  Deferred tax on above...........................          --         (2,938)         (4,229)
                                                         --------        -------         -------
Consolidated shareholders' equity under U.S. GAAP....      78,343        219,208         238,375
                                                         ========        =======         =======

(A)  REMOVAL OF FOREIGN EXCHANGE DIFFERENCES CAPITALIZED FOR IAS

     In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 15). As explained in Note 4.b., the Company capitalized financing costs attributable to the acquisition of its GSM 900 and GSM 1800 licenses, including interest on the related long-term obligation and foreign exchange losses because the GSM 900 and GSM 1800 licenses are integral parts of the network.

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange losses relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(B)  DEPRECIATION AND AMORTIZATION

     The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

(C)  INVENTORY DISCOUNTS POLICY

     Until December 31, 1997, an inventory provision was recorded for planned promotional discounts. In January 1998, the Company discontinued this practice and recognizes loss on promoted inventory in the period when the promotion is carried out. Should the principles applied in 1998 been used in 1997, the net loss for the year ended December 31, 1997 would have been decreased by PLN 3,548.

(D)  DEVELOPMENT AND START-UP COST

     As explained in Note 5.b for IAS purposes the Company has adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes the Company has written off in 1997 consulting cost relating to structuring its business processes following to clarifications of the Emerging Issues Task Force in the United States and has written off in 1999 start-up cost following the issuance the SOP 98-5 in the United States.

(E)  PRESENTATION OF DEFERRED TAXATION

     Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions of the above should be disclosed separately. As of December 31, 1999 deferred tax assets, as presented in Note 11, included PLN 27,472 of current portion (PLN 46,723 as at December 31, 1998) and deferred tax liability included PLN 7,637 of current portion (PLN 5,133 as at December 31, 1998).

(F)  NEW U.S. STANDARDS

     The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivative as either assets or liabilities in the balance sheet at fair value. Under SFAS 133, accounting for changes in fair value of derivative depends on its intended use and designation. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the effect of this new standard.

     In June 1999, the FASB approved Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends the effective date of SFAS 133. SFAS 133 will now be effective for fiscal quarters of all fiscal years beginning after June 15, 2000. The Company currently is assessing the effect of this new standard.

                                 EXHIBIT INDEX

                                                                         SEQUENTIALLY
                                                                           NUMBERED
EXHIBIT                            DESCRIPTION                               PAGE
-------                            -----------                           ------------
 10.1      Agreement with Elektrim Volt S.A. for civil works services, dated December 15, 1999.