Form 20-F
period 2000-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2001-04-02
CIK 1046962

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(MARK ONE)
[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee Required)
                                       OR
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 (No Fee Required)
                                       OR
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from N/A to N/A (No Fee Required)
                        Commission file number: 333-7668
                      POLSKA TELEFONIA CYFROWA SP. Z O.O.
             (Exact Name of Registrant as Specified in Its Charter)
                                     POLAND
                (Jurisdiction of Incorporation or Organization)
                  AL. JEROZOLIMSKIE 181, 02-222 WARSAW, POLAND
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

                                                           NAME OF EACH EXCHANGE
             TITLE OF EACH CLASS                            ON WHICH REGISTERED
             -------------------                           ---------------------
                     None                                           None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

                                      None
                                (TITLE OF CLASS)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

     10 3/4% SENIOR SUBORDINATED GUARANTEED DISCOUNT NOTES DUE JULY 1, 2007
       11 1/4% SENIOR SUBORDINATED GUARANTEED NOTES DUE DECEMBER 1, 2009

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           471,000 OUTSTANDING ORDINARY SHARES OF PLN 1,000 PER SHARE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [X]     No [ ]
Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 [ ]     Item 18 [X]
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                Robert S. Trefny
                 Clifford Chance Limited Liability Partnership
                             200 Aldersgate Street
                                London EC1A 4JJ
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

     References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10 3/4% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands. References to the "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11 1/4% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly-owned holding company subsidiary of ours organized under the laws of The Netherlands. Both the 10 3/4% Notes and 11 1/4% Notes (together the "Existing Notes") are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have no other subsidiaries.

     We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F (the "Form 20-F"), references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "U.S.$", "USD" or "$" are to the lawful currency of the United States of America, references to "Deutschmark" or "DM" are to the lawful currency of the Federal Republic of Germany and references to "E" and "Euro" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union.

     Our Financial Statements for the year ended December 31, 2000 included in this Form 20-F have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 31 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with IAS.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THIS ANNUAL REPORT ON FORM 20-F CONTAINS CERTAIN FORWARD LOOKING STATEMENTS (AS DEFINED IN
SECTION 21E OF THE EXCHANGE ACT) WITH RESPECT TO OUR PLANS TO COMPLETE OUR CELLULAR NETWORK, EXPECTATIONS AS TO FUNDING OUR CAPITAL REQUIREMENTS AND OTHER STATEMENTS OF EXPECTATION, BELIEF, FUTURE PLANS AND STRATEGIES, ANTICIPATED DEVELOPMENTS AND OTHER MATTERS THAT ARE NOT HISTORICAL FACTS. THESE FORWARD LOOKING STATEMENTS ARE ACCOMPANIED BY, AND SHOULD BE READ IN CONJUNCTION WITH, AN EXPLANATION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED AS SUCH FORWARD LOOKING STATEMENTS. BY THEIR NATURE, FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND THE FACTORS DESCRIBED IN THE CONTEXT OF SUCH FORWARD LOOKING STATEMENTS, AND OTHER FACTORS REFERRED TO IN THIS ANNUAL REPORT ON FORM 20-F, PARTICULARLY IN ITEM 4. "INFORMATION ON THE COMPANY" AND ITEM 5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS", COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", "PLAN", "INTEND" AND SIMILAR EXPRESSIONS ARE PREDICTIONS OF OR INDICATE FUTURE EVENTS OR TRENDS IDENTIFYING FORWARD LOOKING STATEMENTS. WE ARE CLAIMING THE BENEFITS OF THE SAFE HARBOR PROVISIONS REFERRED TO ABOVE.

                      ------------------------------------

     Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Item 1.     Identity of Directors, Senior Management and Advisers.......    4
Item 2.     Offer Statistics and Expected Timetable.....................    4
Item 3.     Key Information.............................................    4
Item 4.     Information on the Company..................................   12
Item 5.     Operating and Financial Review and Prospects................   33
Item 6.     Directors, Senior Management and Employees..................   45
Item 7.     Major Shareholders and Related Party Transactions...........   50
Item 8.     Financial Information.......................................   55
Item 9.     The Offer and Listing.......................................   58
Item 10.    Additional Information......................................   58
Item 11.    Quantitative and Qualitative Disclosures about Market          63
            Risk........................................................
Item 12.    Description of Securities other than Equity Securities......   69
Item 13.    Defaults, Dividend Arrearages and Delinquencies.............   69
Item 14.    Material Modifications to the Rights of Security Holders and   69
            Use of Proceeds.............................................
Item 17.    Financial Statements........................................   69
Item 18.    Financial Statements........................................   70
Item 19.    Exhibits....................................................   70

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following tables set forth selected historical financial data of ours for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F. The financial data presented in accordance with International Accounting Standards included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, included elsewhere in this Form 20-F. The financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from our unaudited Financial Statements. The financial data included below as of and for the years ended December 31, 1997 and 1996 has been derived from our historical financial statements, adjusted for restatements made in 1999 and 1998 relating to previous years.

STATEMENT OF OPERATIONS DATA

                                                       YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      2000          1999         1998         1997         1996
                                   ----------    ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS OF PLN)
INTERNATIONAL ACCOUNTING
  STANDARDS
Net Sales:
Service revenues and fees.......    3,462,960     2,369,444    1,445,340      534,439       38,900
Sales of telephones and
  accessories...................      169,460       222,617      165,471      112,623       32,338
Total net sales.................    3,632,420     2,592,061    1,610,811      647,062       71,238
Cost of sales:
Cost of services sold...........   (1,386,274)     (939,037)    (613,898)    (330,112)     (49,644)
Cost of sales of telephones and
  accessories...................     (864,149)     (723,814)    (334,516)    (181,037)     (42,190)
Total cost of sales.............   (2,250,423)   (1,662,851)    (948,414)    (511,149)     (91,834)
Gross margin....................    1,381,997       929,210      662,397      135,913      (20,596)
Operating expenses:
Selling and distribution
  costs.........................     (576,318)     (454,807)    (277,123)    (139,685)     (36,554)
Administration and other
  operating costs...............     (189,698)     (157,752)    (104,152)     (46,910)     (50,664)
Total operating expenses........     (766,016)     (612,559)    (381,275)    (186,595)     (87,218)
Operating profit (loss).........      615,981       316,651      281,122      (50,682)    (107,814)
Net income (loss)...............       97,651      (122,503)       5,516     (120,436)     (65,771)
Total assets....................    6,928,738     5,953,964    2,754,401    1,928,642      960,989
Net assets......................      675,211       167,806      290,309      284,800      405,229

                                                       YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------------
                                      2000          1999         1998         1997         1996
                                   ----------    ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS OF PLN)
U.S. GAAP (UNAUDITED)
Revenues........................    3,518,959(1)  2,592,061    1,610,811      647,062       71,238
Cost of sales...................   (2,113,063)   (1,656,459)    (948,031)    (504,652)     (91,329)
Operating expenses..............     (766,016)     (622,027)    (384,860)    (196,570)     (64,190)
Net income (loss)...............      121,162      (140,865)     (19,160)    (150,875)     (81,757)
Total assets....................    7,047,297     5,939,661    2,750,018    1,888,576      947,673
Net assets......................      609,259        78,343      219,208      238,375      389,243

---------------
(1) During 2000, we adopted the revenue recognition principles of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the U.S. Securities and Exchange Commission. Accordingly, in 2000, we instituted accounting procedures that are consistent with SAB 101. For the years ended prior to December 31, 1999 our internal accounting procedures were not organized in a manner that permitted us to gather the data required by SAB 101. The cumulative net effect of the introduction of SAB 101 on our net assets as of January 1, 2000 resulted in a decrease of PLN 0.3 million.

RISK FACTORS

RISKS RELATED TO THE NEED FOR ADDITIONAL FINANCING -- OUR CURRENT BUSINESS PLAN WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING.

     In order for us to implement our current business plan, we will need to raise additional funds to meet our anticipated working capital requirements, capital expenditures and other operating requirements. Although the proceeds from the new Bank Credit Facilities, which were entered into on February 20, 2001 (the "Bank Credit Facilities"), together with anticipated cash from operations, will provide a significant portion of the financing required to implement our business plan, we will eventually be required to raise additional financing. We cannot assure you that this additional financing will be available on satisfactory and commercially acceptable terms or at all.

     Our revenues, the capital expenditures required to further build out our Global System for Mobile Communications, or GSM, and Universal Mobile Telecommunication System, or UMTS, networks and the expenses involved in our operations will depend on a number of elements, including:

     -  our ability to meet build-out schedules;

     - growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

     -  costs of new network equipment and maintenance of our networks;

     -  regulatory changes;

     -  changes in technology; and

     -  the availability of UMTS infrastructure and handsets.

     As our capital expenditures and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need additional financing. We cannot assure you that this additional financing would be available on satisfactory and commercially acceptable terms or at all.

RISKS RELATED TO THE FUTURE DEVELOPMENT OF THE POLISH WIRELESS MARKET -- OUR BUSINESS DEPENDS ON FUTURE GROWTH OF THE WIRELESS PHONE MARKET IN POLAND.

     The development of our business continues to depend, in large part, on the level of wireless penetration in Poland. We expect continued growth in the number of wireless subscribers in Poland. However, the size of our future subscriber base will be affected by a number of factors. Many of these factors are beyond our control, including general economic conditions such as GDP per capita, the relative development of the GSM market and the future UMTS market and any rival market for the provision of wireless services, the price of handsets, the price of services, dealer commissions and the availability, quality and cost to the subscriber of competing services. Any significant slowdown in economic growth in Poland could hurt us by slowing the rate of increase in the number of our subscribers or causing a decline in average usage or revenue generated by these subscribers. Given these factors, as well as the relatively short history of the wireless telecommunications industry, it is difficult to predict with any degree of certainty the growth of wireless services in Poland or of the number of our subscribers. In addition, as the penetration of wireless phones into Poland increases, we believe that an increasing proportion of subscribers will be from segments of the population with lower usage rates. Accordingly, we believe that average use and revenue per subscriber from Voice Services will continue to decline. See Item 5. "Operating and Financial Review and Prospects".

RISKS RELATED TO THE DEVELOPMENT OF UMTS NETWORKS AND SERVICES -- A FAVORABLE MARKET FOR UMTS SERVICES IN POLAND MAY NOT DEVELOP, WHICH MAY MATERIALLY AFFECT OUR REVENUE GROWTH.

     We have recently acquired a third generation mobile telephone or UMTS License to commence operations of UMTS services in Poland. As a result, we will be required to make substantial investments during the next several years in order to build out UMTS networks and develop related products and services. Therefore our business plan is, in large measure, based on the anticipated widespread market acceptance of UMTS technology, which is still unproven. UMTS technology may not develop in a timely manner or, if developed, it may not provide the expected advantages over existing or other as yet undeveloped technologies. In addition, demand is unproven for UMTS-based services and may not develop as we anticipate. Accordingly, no assurances can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. If UMTS technology is not developed on a timely basis, if we fail to integrate our UMTS network into our existing network, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may be required to amend our business plan or our business, results of operations and financial condition may be materially and adversely affected. See Item 4. "Information on the Company -- Suppliers".

RISKS RELATED TO OBTAINING THE NECESSARY FINANCING FOR MAKING THE CAPITAL EXPENDITURES ON OUR UMTS NETWORK.

     Under our Bank Credit Facilities, we are required to submit, by March 31, 2001, a UMTS business plan to the lenders under these facilities for their approval. Prior to receiving their approval, we are restricted by the terms of these facilities to spending no more than E25 million from the Bank Credit Facilities on capital expenditures on our UMTS network. We expect to submit our UMTS business plan to these lenders by mid-April 2001. If we do not obtain our lenders' approval, then we may either refinance the Bank Credit Facilities (in which case we are required to notify the lenders of our intention to do so), to fund our UMTS network using certain other sources of financing or delay developing our UMTS network. If we elect to fund our UMTS network using other sources of financing or delay the development of our UMTS network, we will be able to continue utilizing the Bank Credit Facilities for our non-UMTS operations. If we elect to refinance, which we must do within nine months after notifying the lenders, we are restricted to spending no more than E75 million from the Bank Credit Facilities on capital expenditure, operating expenses and working capital on our UMTS network. In such circumstances, remaining amounts available under the Bank Credit Facilities would still be able to be used for appropriate non-UMTS related purposes. Therefore, if these lenders do not approve our UMTS business plan and we are unable to obtain financing from another source on the same terms as those under our Bank Credit Facilities or at all, our UMTS expansion and roll-out plans may be adversely affected. Because we did not deliver our UMTS business plan to the lenders by March 31, 2001, we are in default under these facilities. We do, however, have thirty days in which to cure this default, which we expect to accomplish by delivering our approved UMTS business plan by mid-April until such time, we cannot borrow additional amounts under the Bank Credit Facilities. We believe however that, until we submit our UMTS business plan to the lenders, we have sufficient funds to operate our businesses and should not require amounts to be drawn from the Bank Credit

Facilities. See Item 5. "Operating and Financial Review and Prospects" and Item
13. "Defaults, Divided Arrears and Delinquencies".

RISKS RELATED TO RECENT LOSSES -- WE MAY NOT BE ABLE TO MEET OUR DEBT
OBLIGATIONS.

     Although we had net income of approximately PLN 5.5 million for the year ended December 31, 1998 and net income of approximately PLN 97.7 million for the year ended December 31, 2000, we incurred a net loss in each other year since our founding in 1996. We cannot guarantee that our future operations will be profitable. Until we achieve adequate free cash flow, we cannot assure you that we will have sufficient resources to make principal and interest payments with respect to our indebtedness unless we obtain additional financing, which we may not be able to do on satisfactory terms or at all.

RISKS RELATED TO INFLATION AND FOREIGN CURRENCY -- DEVALUATION OF THE ZLOTY MAY REDUCE OUR ABILITY TO SERVICE OUR FOREIGN CURRENCY DENOMINATED DEBT.

     During its transition from a state controlled economy to a free market economy, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for its currency, the Zloty. According to the Polish Office of Statistics, annualized consumer price inflation has fallen from 33.3% in 1994 to 8.5% in 2000. In addition, the Polish government has adopted a policy of managed devaluation of the Zloty against a basket of currencies, resulting in a decrease in the rate of devaluation of the Zloty. The exchange rate has changed from PLN 2.8755 per U.S.$1.00 as of December 31, 1996 to PLN
4.1432 per U.S.$1.00 as of December 31, 2000 and PLN 4.0670 per E1.00 as of January 4, 1999 to PLN 3.8544 per E1.00 as of December 31, 2000. Consumer price inflation was 13.2% in 1997, 8.6% in 1998, 9.8% in 1999 and 8.5% in 2000.

     A large portion of our debt obligations and expenses are, and are expected to continue to be, denominated in Euro or U.S. dollars. By contrast, almost all of our revenues are denominated in Zloty. Therefore, we are exposed to currency exchange rate risks that could significantly impact our ability to meet our debt obligations and finance our business. If the Zloty devalues significantly, we may not be able to offset the impact of such devaluation through price adjustments. We will then have to use a larger portion of our revenues to pay our non-Zloty obligations. In March 2000, we adopted a hedging policy aimed at protecting us in part against the effects of any such currency exchange rate fluctuations and we entered into transactions to hedge the risk of exchange rate fluctuations. Since then, we have hedged our twelve month financing cash outflows in foreign currency, although inflation and currency exchange fluctuations have still had, and may continue to have, an adverse effect on our financial results. See Item 5. "Operating and Financial Reviews and Prospects" and Item 11. "Quantitative and Qualitative Disclosures about Market Risk".

RISKS RELATED TO SHAREHOLDER DISPUTES -- A FAILURE BY OUR SHAREHOLDERS TO RESOLVE THEIR DISPUTES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Deutsche Telekom Mobilnet GmbH ("DeTeMobil"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Elektrim S.A. ("Elektrim") and Vivendi Universal S.A. and certain of its affiliates or ("Vivendi") (together the "Operating Parties") are our three principal shareholders. Each of the Operating Parties entered into a Shareholders' Agreement dated December 21, 1995 (as amended, the "Shareholders' Agreement") governing the Operating Parties' involvement in our business and their agreement as to how it should be managed. Under the Shareholders' Agreement, our business is managed by a Management Board and controlled by a Supervisory Board. In addition, the Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions).

     Deutsche Telekom (the parent company of DeTeMobil) acquired MediaOne in 2000. As a result, Deutsche Telekom currently owns directly and indirectly 45% of our outstanding shares. Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement. Notwithstanding the foregoing, at the request of Elektrim, our Management Board filed these changes in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. Two of our five Management Board members objected, however, to Elektrim's request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom has announced that it will appeal this decision. Deutsche Telekom also announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services.

     We are aware of a dispute between Vivendi and Elektrim relating to the letter of intent referred to above. On February 23, 2001, Vivendi petitioned the Registrar of the London Court of International Arbitration seeking to prevent Elektrim's contemplated sale of the relevant companies to Deutsche Telekom. The outcome of this arbitration is uncertain and may have a material adverse effect on us to the extent that disagreements between Elektrim and Vivendi could prevent them from agreeing as to how Elektrim Telekomunikacja Sp. z o.o., one of the Operating Parties, should take decisions as to the operation of our company.

     The need for agreement by all of the Operating Parties on many important decisions means that the failure by our major shareholders to timely reach unanimous agreement concerning our operations or otherwise may result in delays, impasses which may consequently have a material adverse effect on our ability to conduct our business. Should the disputes described above continue, the ability of the Operating Parties to cooperate might be diminished. Any failure by the Operating Parties to maintain cooperative relationships could have a material adverse effect on our business and on our results of operations and financial condition.

RISK OF COMPETITION -- WE FACE COMPETITION IN POLAND'S TELECOMMUNICATIONS INDUSTRY.

     The wireless telecommunications market is highly competitive. We believe that the level of competition continues in all areas of the Polish telecommunications market, and with the liberalization of the Polish domestic and the anticipated liberalization of the international long distance market, will continue to increase further over the next few years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs, reduce our share of net subscriber additions or reduce the prices of our services.

     We face competition primarily from Polkomtel S.A. ("Polkomtel"), PTK Centertel Sp. z o.o. ("Centertel") and wireline telephone services. Competition between ourselves, Polkomtel and Centertel, and to a lesser extent, wireline telephone service providers, is based on promotional discounts, services offered, quality of service and coverage area. Competitive pressures may also result in reduced tariff rates which would in turn reduce our average revenue per subscriber, which has declined over time. See Item 4. "Information on the Company -- Competition" and Item 5. "Operating and Financial Review and Prospects".

     Centertel's majority shareholder is Telekomunikacja Polska SA ("TPSA"), Poland's state-controlled fixed-line telecommunication operator. Polkomtel is also owned in part by Polish state-controlled entities. As long as the Polish state owns interests in our competitors, it may choose to favor such operators. See Item 4. "Information on the Company -- Competition". In addition, the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

     We face competition from both our direct competitors and potentially from their significant shareholders that also operate in other telecommunications businesses, including those providing, among others local fixed-line access, long distance voice and data transmission services. These significant shareholders may believe in creating synergies in their businesses by providing their respective mobile operators with better terms than those made available to us in areas such as interconnection, leased lines, site access/sharing, co-distribution, etc. In such circumstances we would have recourse to the Polish Courts and Urzad Regulacji Telekomunikacji (the Office for Telecommunications Regulation), or "OTR", but we can provide no assurance as to the outcome of any such action.

     The telecommunications industry is subject to rapid and significant changes. We may face competition in the future both from the introduction of existing rival telecommunications technologies into Poland and from the development of new wireless technologies. See Item 4. "Information on the Company -- Competition" and "-- Risks Related to Shareholder Disputes".

RISKS ASSOCIATED WITH INVESTMENTS IN POLAND AND EMERGING MARKETS -- LEGAL, POLITICAL, SOCIAL AND ECONOMIC CHANGE IN POLAND MAY HARM OUR BUSINESS.

     In recent years, Poland has undergone significant political and economic change. Political, economic, social and other developments in Poland may in the future hurt our business. In particular, changes in laws or regulations, whether caused by a change in the government of Poland or otherwise, could materially adversely affect us.

     Poland has been one of the fastest growing economies in Europe over the years that we have been in operation. Real GDP growth in Poland was 4.1% in 1999 and 4.1% in 2000, and per capita GDP has risen 2.4% from U.S.$4,014 in 1999 to U.S.$4,111(1) in 2000. There is no guarantee that this growth will continue. Any significant slowdown in Poland's economic growth could hurt us by slowing the rate of increase in the number of our subscribers or causing a further decline in average usage or revenue per subscriber.

     Currently, there are no foreign exchange or other controls on the repatriation of capital and dividends from Poland that would be applicable to the payment of interest or principal on our indebtedness or under our guarantees thereof. However, there can be no assurance that such foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future.

     Poland is generally considered by international investors to be an emerging market and has a sovereign rating of A+ for local currency and BBB+ for foreign currency(2). In general, investing in the securities of companies such as ours with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of companies having substantial operations in the United States, the countries of the European Union or other similar jurisdictions. There can be no assurance that political, economic, social or in other developments in other emerging markets will not have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THE TAXATION ENVIRONMENT IN POLAND -- THE VOLATILITY OF THE POLISH TAX SYSTEM MAY AFFECT OUR CASH FLOWS AND ABILITY TO SERVICE DEBTS.

     The Polish tax system is characterized by frequent changes in tax regulations, as a result of which many tax regulations are either not the subject of firmly established interpretations or are subject to frequently changing interpretation. The volatility of the Polish tax system makes tax planning difficult and results in an increased risk of tax non-compliance for Polish companies. Furthermore, changing interpretations of tax regulations by the tax authorities, extended time periods relating to overdue liabilities and the possible imposition of high penalties and other sanctions result in the tax risk for a Polish company being significantly higher than in countries with more stable tax systems.

---------------

(1) Source: Glowny Urzad Statystyczny (the Polish Government Statistics Office
    2001).

(2) Source: Standard & Poor's.

RISK RELATED TO THE REGULATION OF THE POLISH WIRELESS TELECOMMUNICATIONS INDUSTRY -- CHANGES IN THE REGULATORY ENVIRONMENT COULD HURT OUR BUSINESS.

     Our business is subject to extensive governmental regulation. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls, may adversely affect our results of operations. Decisions by regulators, including granting of additional mobile telephony licenses to competitors or new entrants, or limitations on licenses necessary for our operations, could adversely affect our business. The imposition of significant additional charges and the denial of governmental concessions that we may seek in expanding our network, including non-allocation of additional channels in the 900 or 1800 GSM bands, or the failure by the Polish Armed Forces to fulfill their obligations to abandon the UMTS band awarded to us could have a material adverse impact on the future development of our operations. In addition, the OTR may seek to impose obligations not included in our licenses that require us to allow competitors roaming or site-sharing rights on our network or otherwise cause material changes to the regulatory environment. See Item 4. "Information on the Company -- The Licenses".

RISKS RELATED TO OUR DEPENDENCE ON TPSA -- WE RELY ON LINES LEASED FROM TPSA IN CERTAIN PORTIONS OF OUR NETWORK.

     We are obligated to lease lines from TPSA in order to connect elements of our network. Although we have reduced reliance on TPSA leased lines by, among other things, developing our own SDH network, we continue to use TPSA leased lines in certain portions of our network. We are also dependent on connecting with TPSA to provide international coverage and to access both the TPSA network and our SDH backbone. In the event that TPSA is unable to provide us with these services, we may not be able to provide services to our subscribers.

RISKS RELATED TO OUR DEPENDENCE ON KEY PERSONNEL -- OUR ABILITY TO RETAIN OUR KEY MANAGEMENT AND PERSONNEL AND ATTRACT ADDITIONAL QUALIFIED PERSONNEL IS ESSENTIAL TO OUR FUTURE SUCCESS.

     We believe that success in our business and in attaining our financial goals depends on our executive officers. If any of them is unable or unwilling to continue their employment with us, our business, financial condition and operating results could be materially adversely affected.

     Although our use of employees seconded from the Operating Parties has diminished significantly, as of December 31, 2000, four of these key seconded employees remain with us.

     Our growth and success will also depend on our ability to attract talent for our telecommunications team and our ability to train, retain and motivate additional highly skilled and qualified personnel. This is important to us in light of the intense competition for qualified personnel in the telecommunications industry in Europe and the limited availability of persons with the requisite knowledge and experience to operate in Poland.

     Our financial condition and our ability to pay interest and principal on our indebtedness depends, in part, on a successful business plan being implemented by qualified personnel. The loss of key personnel, or the inability to find additional qualified personnel, could adversely affect our business.

RISKS ASSOCIATED WITH MANAGING OUR GROWTH -- OUR FUTURE RESULTS DEPEND ON OUR ABILITY TO MANAGE THE INCREASING COMPLEXITY AND RAPID EXPANSION OF OUR BUSINESS.

     We have achieved rapid organic growth in our subscriber base since our service was launched in September 1996. For the twelve months ended December 31, 2000, we generated an average of approximately 88,000 net subscriber additions per month. This growth, as well as the related development of our network, has placed and is likely to continue to place significant strain on our management and operational resources and may require us to seek additional financing. See "-- Risks Related to the Need for Additional Financing". As we continue to grow, the successful operation of our business will require more skilled management personnel, as well as more personnel trained in the technical aspects of operating and maintaining our systems. If we fail to obtain appropriate levels of financing and to hire and train management and technical personnel at a pace consistent with the growth of our business, such failure could have an adverse effect on our financial condition, our operating results, the expansion of our subscriber base and service offerings, or other aspects of our business. See "-- Risks Related to our Dependence on Key Personnel".

RISKS ASSOCIATED WITH SUPPLIERS -- INTERFERENCE WITH OUR SUPPLIES COULD HARM OUR BUSINESS.

     Operation of our GSM and our UMTS networks, including our mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment depends upon obtaining adequate supplies of transmission, switching and network equipment on a timely basis. We purchase such equipment from Alcatel, Ericsson and Siemens, all of which are leading international telecommunications systems equipment suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of equipment in a timely manner from Alcatel, Ericsson, Siemens or any other supplier of equipment or services or if there are significant increases in the costs of such equipment or services. From time to time, suppliers may extend lead times, limit supplies to us or increase prices due to capacity constraints or other factors. For example, handset suppliers have announced that they intend to establish worldwide allocations of handsets. We have not experienced any delays in the receipt of GSM handsets to date, although we may do so in the future. We have, however, faced and are currently facing delays in the receipt of General Packet Radio Service, or GPRS, handsets and may also face similar problems with the availability of UMTS handsets and equipment. In addition, integrating the new UMTS equipment of multiple suppliers may be more difficult and present a higher risk to us than is faced by one of our competitors, who uses only one major supplier. This may result in delays in the commercial launch of our UMTS services, which may lead to our competitors gaining a competitive advantage. Any delays in launching our UMTS network could have a material adverse effect on our business. See Item 4. "Information on the Company -- Network and Facilities -- Suppliers".

ALLEGED RISKS OF WIRELESS TELEPHONE HANDSETS -- ACTUAL OR PERCEIVED HEALTH RISKS COULD REDUCE OUR SUBSCRIBERS.

     In recent years concerns have been expressed about the potentially negative effect of electromagnetic emissions from handsets on the health of wireless telephone users. The Commission of the European Union has been investigating these concerns since 1995. The actual or perceived risk of wireless communication devices or any litigation relating to that risk, could hurt us by reducing our subscriber growth rate, subscriber base or average usage per subscriber and could have a material adverse effect on our business.

RISKS RELATED TO THE FAILURE TO REGISTER OUR SECURITY INTERESTS IN POLAND -- UNFORESEEN DELAYS IN THE POLISH SECURITY INTEREST REGISTRATION PROCESS MAY CAUSE US TO HAVE TO REPAY THE BANK CREDIT FACILITIES EARLY.

     Our Polish assets have been pledged in favor of the lenders of the Bank Credit Facilities. The asset pledge is required to be registered by a Polish court in Warsaw in order to become effective. We have filed this pledge with the court, but this filing has yet to be registered by the court. If the court does not register the asset pledge by May 2, 2001, we have agreed that our shareholders will pledge at least 51% of our shares or, alternatively, we will have to repay in full all amounts we have drawn under the Bank Credit Facilities, which will be terminated on such repayment. If the court does not register the asset pledge or our shareholders' share pledges by June 18, 2001, we have agreed that we will repay in full amounts we have drawn under the Bank Credit Facilities, which will be terminated on such repayment.

RISKS RELATED TO THE LIMITATIONS ON THE TRANSFERABILITY OF OUR ASSETS AND SHARES -- TRANSFER OF OUR TELECOMMUNICATIONS LICENSES IS PROHIBITED AND TRANSFER OF OUR SHARES IS RESTRICTED.

     Our primary assets, our GSM and UMTS Licenses, are not transferable. As a result, any transfer by us of our business would require the revocation and reissuance of the GSM and UMTS Licenses. In addition, certain changes in our ownership would effectively require the prior approval of the Polish Ministry of Communications. In the event of a default by us under our Bank Credit Facilities and an attempted realization by the holders of our senior indebtedness on the collateral securing such senior indebtedness (which collateral currently includes all of our outstanding capital stock), these creditors would likely seek to sell our company as a going concern in order to maximize the proceeds realized. Such a sale would require the approval of the Polish Ministry of Communications. The price obtained on any such sale could be adversely affected by the application of the foregoing and other regulatory restrictions applicable to us and our business, as well as other applicable governmental regulations and laws and foreign exchange controls. The amounts (and the timing of the receipt of any amounts) available to satisfy the claims of the holders of any of our indebtedness which is subordinated to that owed under our Bank Credit Facilities after any such sale could be further adversely affected by U.S., Luxembourg and Polish insolvency, bankruptcy and administrative laws favouring secured creditors and limiting the rights of unsecured creditors. See Item 4. "Information on the Company -- The Licenses".

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at in Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the Commercial Register of the District Court for the capital city of Warsaw, XVI Commercial Register Department.

     We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

     On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network (the "GSM 900 License"). This network was launched just six months later in August 1996 and services were offered in September 1996. This was the first GSM network in Poland. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the "GSM 1800 License"). We launched our GSM 1800 network on March 1, 2000.

     We launched our Wireless Application Protocol, or WAP, services on June 16, 2000. These services give WAP subscribers direct access to the Internet through a wide range of WAP handsets and through our WAP portal. Our homepage is also available in WAP.

     To further promote our services, in 2000 we established a presence in cafes in several cities in Poland, including Katowice, Krakow, Szczecin and other Polish cities, which we re-branded as Eranet Cafes. Eranet Cafes are outfitted with computers branded with the Era logo and are staffed by employees dressed in characteristic PTC attire. As Internet penetration in Poland is still low, we believe that this initiative will promote the use of the Internet by a wider audience, including our wireless subscribers.

     On May 18, 2000, we also introduced one of the first working General Packet Radio Service, or GPRS, platforms in Europe. This was the first working GPRS platform in Poland, which we first put into operation and began running on a trial basis in August 2000. We have since started the last stage of our GPRS platform tests using actual subscribers. Some of our business subscribers have received GPRS compatible handsets. GPRS subscribers can access the Internet via mobile, as well as WAP services at a speed of about 40-50 kb/s for outgoing and 115 kb/s for in-coming. Compared to GSM, GPRS improves Internet speed and prices for subscribers as after the commercial launch subscribers will pay for data downloaded and not for time of connection. Our billing software has been upgraded to support our new GPRS platform. In addition, we launched a variety of GPRS-based products in March 2001, although a full scale commercial launch has not yet taken place because of a lack of GPRS compatible handsets.

     On December 20, 2000 we obtained a UMTS, or Universal Mobile
Telecommunications System, license (the "UMTS License"), which is valid through January 1, 2023, see "-- The Licenses -- The UMTS License". UMTS is a high-speed standard for mobile telephony that we believe will allow us to provide an extensive range of new services, including video telephony and high-speed Internet access.

     At the beginning of January 2001, we completed one of the last stages of construction of our nationwide Synchronous Digital Hierarchy, or SDH, backbone network. This network, which currently consists of more than 2,600 km, allows us to transmit voice and data between the 12 most important metropolitan areas in the country, including Warsaw, Krakow, Gdansk and Szczecin. Constructed in cooperation with Ericsson, the network is the biggest of its kind in Poland, with two-way transmission speeds of up to 155 megabits per second. Currently the network consists of 13 long distance links totaling 2,600 km in length and connecting 12 metropolitan centers where our mobile switching centers are located. We expect to increase, in the first half of 2001, the number of these long distance links to 18 and the length of the network will eventually stretch to more than 3,500 km. At present, the network consists of 128 stations and transmissions are sent through 140 radio-line "hops" (point-to-point connections between two radio terminals). A centralized management system, supported by maintenance services of the most important nodes in the network, is aimed at guaranteeing the reliability of this network. The network reduces our dependence on TPSA for leased lines connections with TPSA between Mobile Switching Centers, or MSCs, and is intended to reduce our cost of sales accordingly. We invested approximately E41.4 million in our SDH backbone network in 2000 and plan to invest another E7.2 million in 2001 in order to complete the project.

     In February 2001 we entered into the Bank Credit Facilities totalling E650 million to support the growth of our ongoing capital expenditure, our GSM business and the development of UMTS, as well as to refinance the DM 672 million Bank Credit Facility arranged in 1997 (the "1997 Bank Credit Facility"). The Bank Credit Facilities were arranged by Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., the European Bank for Reconstruction and Development and Deutsche Bank Polska S.A. The Bank Credit Facilities have a five year maturity. They consist of commitments totalling E650 million of which E387.5 million are available in Euro and other major currencies and E262.5 million of which are available in Zloty. We have increased the size of our Zloty commitments as part of our effort to reduce our foreign exchange exposure. Outstanding advances under these facilities bear interest at a rate based on LIBOR, EURIBOR or WIBOR, as appropriate, plus an applicable margin, the level of which is determined by the ratio of senior debt to annualized EBITDA.

     At the end of February 2000 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License.

BUSINESS OVERVIEW

     We are the largest GSM wireless telephony services provider in Poland with
2.8 million subscribers, a 41.8% share of the total Polish wireless market and a 42.5% of the total Polish GSM market, in each case, as of December 31, 2000. Among wireless service providers in Poland, we believe that we lead the market in terms of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 License and, on December 20, 2000, we were granted a UMTS License. As of December 31, 2000, our GSM network covered approximately 93.6% of the geographic area of Poland representing approximately 98.6% of the total Polish population. We have completed the initial roll out of our SDH microwave backbone network which connects certain key portions of our network and is intended to reduce our reliance on leased lines, provides better transmission quality and reduces our operating costs. The final phase of this SDH microwave backbone network is expected to be completed by the end of the second quarter of 2001. In addition, we have selectively rolled out GSM 1800 service, which allows us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand Era, which, according to a survey conducted for us by SMG Marketing Research in 2000, was one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 28 dealers with 965 points of sale, a direct sales force of 93 representatives and a national network of our own 63 retail outlets.

     We have achieved rapid growth in our subscriber base since we launched our service in September 1996. For the year ended December 31, 2000, we generated an average of approximately 88,000 additional net subscribers per month compared to approximately 81,000 in 1999. In 2000 our churn rate decreased to an average of 2.0% per month from an average of 2.5% per month in 1999. As of December 31, 2000, we provided wireless services to approximately 2.0 million post-paid subscribers and approximately 0.77 million pre-paid subscribers. For the year ended December 31, 2000, we had revenues and EBITDA of PLN 3,632.4 million and PLN 1,135.7 million, respectively, compared to revenues and EBITDA of PLN 2,592.1 million and PLN
598.3 million for the year ended December 31, 1999, respectively, representing increases of 40.1% and 89.8%, respectively, over the previous year.

     Since 1996, we have provided a broad range of high-quality wireless telephony services. At present these services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access, (enabled by WAP and, on a trial basis, GPRS). Our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans to attract and retain subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting selected pre-paid subscribers to post-paid plans and minimizing churn to increase recurring cash flow from each subscriber. We also provide roaming capabilities to our subscribers through 162 international roaming agreements with GSM operators in 81 countries, including all European countries with GSM services.

     Historically, we have benefited from the experience, expertise and support of our principal shareholders, DeTeMobil, Elektrim and MediaOne, and from employees seconded from our shareholders. These secondees have trained and supervised a number of our local managers, who now hold key positions in our company, including our Director General and our Director of Strategy, Marketing & Sales. As of December 31, 2000, the number of key seconded employees was four, representing less than 0.5% of our work force.

BUSINESS STRATEGY

     Our strategic objective is to increase revenues, profitability and cash flow and to maintain our position as the leading provider of high-quality personal communication services in the Polish telecommunications market. The following are key elements of our strategy:

PROVIDE SUPERIOR NETWORK QUALITY

     We have made and continue to make significant investments in the quality of the network to maintain competitive nationwide coverage and superior in-building reception to deliver the lowest percentage of dropped calls in the market. By focusing capital expenditures on providing comprehensive in-building coverage in major urban centers in Poland and enabling subscribers to receive and make wireless connections anywhere within those areas, we attract and retain subscribers who generate high usage. These subscribers are generally less price sensitive, less prone to switch operators and represent a lower credit risk. Maintaining a high quality network allows us to price our services at a premium relative to some of our competitors. The addition of the GSM 1800 License improved the network capabilities by allowing us to increase network capacity selectively in a capital efficient manner. We also invested in the construction of the SDH microwave backbone network to carry voice and data traffic. The backbone network is expected to reduce our reliance on leased lines from TPSA, particularly between our main MSC sites, and support expected growth in Internet traffic, provide better transmission quality and reduce our operating costs. In addition, our GPRS platform covers twelve major Polish cities and suburbs, with an approximate population coverage of 50%. We expect our GPRS network to cover the whole of our GSM coverage area by the beginning of the third quarter 2001.

TARGET KEY MARKET SEGMENTS

     We believe that providing differentiated service packages, including access to value-added services, is a significant factor in increasing market share within key segments of the Polish telecommunications market. Currently we offer eight distinct post-paid tariff plans which permit subscribers to select the mix of monthly fees, airtime charges and value-added services that best suit their service requirements and frequency of calls. For those subscribers who do not choose post-paid plans, we offer pre-paid services under two tariff plans that have expanded our penetration in the cellular mass market and reduced our exposure to credit risk and the need for handset subsidies associated with the post-paid subscriber acquisition. Our tariff structure is intended to be simple and easily understood in order to attract new subscribers and to retain subscriber loyalty.

PROVIDE OUTSTANDING SERVICE

     We believe that high-quality customer service plays an important role in distinguishing us from our competitors, expanding our subscriber base and sustaining subscriber loyalty. We employ over 700 subscriber service representatives in our customer center located in Warsaw who operate a 24 hour toll free subscriber service hotline, including directory assistance, mobile telephone service guidance, billing and other information. We have information systems that immediately activate services and which enable subscribers to migrate between different platforms. In 2000, we were awarded a number of ISO 9002 awards including our ISO 9002 status for our customer care service, and in 2000 our hotline was chosen as the best one among Polish Wireless Companies by the Polish magazine Computer World. Furthermore, we also provide subscriber support services such as handset servicing and billing inquiries at our 63 centers located in our retail outlets.

MANAGE CHURN AND BAD DEBTS

     Our management of subscriber churn has allowed us to maximize profitability and cash flow. During 1998, our average monthly churn rate was 2.2%. However, during 1999, our monthly churn increased. In response we initiated a handset upgrade program for our valued subscribers, instituted improved credit information sharing throughout our national distribution network, and launched the first and only loyalty plan in the Polish telecommunications sector under which long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners including LOT Polish Airlines, British Airways, Panasonic and Kodak. Following the introduction of this program, our average monthly churn for the year ended December 31, 2000 decreased to 2.0% from 2.5% for the year ended December 31, 1999. In addition, we aggressively pursue collections and disconnect subscribers who pose a credit risk. We have created a proprietary credit database and have initiated a new dealer commission structure linked to the life of each subscriber acquisition.

MAINTAIN BRAND AWARENESS

     We have made a significant investment in our brand Era, which is one of the most recognized brands in Poland with an aided and unaided brand awareness of 84% and 62%(3), respectively. We believe that the high-level of our brand awareness assists us in attracting new subscribers. We have positioned the brand to stand for high quality, responsiveness and the high standard of service expected by business subscribers. In addition, we believe our pre-paid service, which we operate under the brand name Tak Tak, has become synonymous with pre-paid wireless services in Poland.

CAPITALIZE ON OUR RELATIONSHIP WITH MAJOR SHAREHOLDERS

     We have benefited from the experience, expertise and financial and operating support of DeTeMobil, Elektrim and Vivendi, our principal shareholders. These shareholders have significant experience in either managing high growth telecommunications ventures, building GSM networks in Europe or in implementing large scale infrastructure projects in Poland. We have used the resources and experience of these shareholders through the secondment of employees, the provision of consulting services and proprietary software to design the network as well as by benefiting from their combined purchasing power.

SERVICES AND PRODUCTS

SERVICES OVERVIEW

     We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity (clip) and voice mail, all pursuant to eight alternative tariff plans. During 2000, we launched several solutions mainly dedicated to the business sector. See "-- Value Added Services".

---------------

(3)  According to a survey conducted for us by SMG Marketing Research 2000.

     The variety in tariff plans permit subscribers to select the monthly fees, airtime charges and value added services that best suit their service requirements and frequency of calls. A potential subscriber commences service upon payment of the purchase price of the handset and the subscriber identity module ("SIM") card.

     We have reduced the activation fee from time to time, in connection with particular promotions organized to attract subscribers. Nevertheless, our basic activation fee remains slightly above that charged by our competitors. Currently, we do not offer free activation or SIM cards as part of our promotional campaigns to prevent the attraction of subscribers who are lower service users and who may present higher credit risks than subscribers willing to pay the full activation fee.

     Our tariff structure for services consists of a monthly service fee, airtime charges and additional monthly charges for the use of certain value added services. Our post-paid services are now offered through four tariff plans for business subscribers and four tariff plans for retail subscribers that vary the monthly service fee inversely with per minute airtime charges.

     In November 2000, we revised our strategy towards our customers and introduced new tariff plans. We revised tariffs for both our post-paid and our pre-paid (Tak Tak) subscribers and introduced new tariffs for business customers. We offer services that are branded to businesses. Era Biznes is aimed at large, medium or even one person or family firms and companies. The separate "private offer" is presented to all individuals (or "private") users and contains both post-paid Era Moja and the pre-paid Tak Tak brands. Both Era Biznes and Era Moja includes four tariff plans; Tak Tak includes two tariff plans.

     Changes to our tariff structure included:

     - bundled minutes included in monthly fee for all four business post-paid tariffs and for three out of four private post-paid tariffs;

     - bundled SMSs included in monthly fee for all business and private tariffs (for all post-paid tariffs);

     - elimination of differences between prices for connections within our network and connections outside our network (for all tariffs);

     -  out-of-charge voice mail for post-paid tariffs;

     - elimination of the peak/off-peak differentiation for all business tariffs; and

     - consistent "peak hours" definition for all private tariffs (including pre-paid and post-paid): from 8 am to 6 pm from Monday to Friday.

     New subscribers are no longer offered old tariffs. The migration of existing subscribers from the old tariffs to the new tariffs is expected to be a prolonged process as old subscribers have a right to remain under the old tariff plans. Subscribers using old tariffs are currently allowed to migrate for a flat fee of PLN 30.

     From launch of the new tariffs until December 31, 2000, approximately 18.8% of our subscribers migrated to one of our new tariff plans.

Business Customer Tariff Plans

     At present, approximately 68% of the existing businesses registered in Poland have at least one handset registered with us. On November 15, 2000, we introduced four new business tariffs: Era Biznes 10, Era Biznes 45, Era Biznes 100 and Era Biznes 220. Those tariffs are designed to accommodate all companies: large, medium, small and one-person enterprises.

     The new business tariffs introduced fixed prices per minute (with no differences between peak and off peak hours) and cancelled price differentiation between calls in our network and outside our network. The billing procedure changed as well and subscribers are now charged for each commenced 30 second interval of each call rather than for the first sixty seconds and every subsequent commenced thirty second period of each call, regardless of the number of seconds actually used.

     The new offer for business subscribers includes a system of rebates based on the number of SIM cards, longevity of the subscribers as a subscriber and monthly bill.

                                              ERA BIZNES     ERA BIZNES     ERA BIZNES     ERA BIZNES
                                                  10             45            100            220
                                              ----------     ----------     ----------     ----------
Subscription fee (PLN per month)..........       29.90          59.90          99.90         199.90
Free minutes included in the subscription
  fee (minutes per month).................          10             45            100            220
Free SMS package included in the
  subscription fee (messages per month)...           5             10             20             40
Domestic calls to all operators (PLN per
  minute).................................        1.35           1.10           0.85           0.59
Roaming calls for Era subscribers.........                  Foreign operator rate +15%
SMS fee (PLN per message).................        0.50           0.50           0.50           0.50
Percentage of total subscribers...........         1.2            1.3            1.6            1.2

Retail Customer Tariff Plans

     We introduced new retail subscribers tariffs: Moja, Moja 10, Moja 45 and Moja 100. These tariffs were designed for all subscribers that joined our network after November 15, 2000 and existing subscribers may migrate to these tariffs.

     The differences between old and new tariff plans principally relate to charges on calls within our network or outside our network. In the new tariff plans, there is no difference in price between the two, with the peak time set from 8 am to 6 pm.

                                                                ERA MOJA      ERA MOJA      ERA MOJA
                                                  ERA MOJA         10            45           100
                                                 ----------    ----------    ----------    ----------
Subscription fee (PLN per month).............       19.90         29.90         59.90         99.90
Free minutes included in subscription fee
  (minutes per month)........................           0            10            45           100
Free SMS's included in subscription fee
  (messages per month).......................           5             5            10            20
Domestic calls to all operators (PLN per
  minute):
  8.00 am -- 6.00 pm (Monday-Friday).........        1.95          1.75          1.35          1.00
  6.00 pm -- 8.00 am (Monday-Friday),
     Saturday, Sunday and holidays...........        0.85          0.65          0.60          0.60
Roaming calls for Era subscribers............                 Foreign operator rate +15%
SMS fee (PLN per message)....................        0.50          0.50          0.50          0.50
Percentage of total subscribers..............         2.7           6.9           3.1           0.8

     Due to the relatively low average household income in Poland (less than PLN 2,000 per month), we believe that many of our subscribers, including medium- and high-volume users, prefer to enrol in a tariff plan with a lower monthly service charge. We believe that a certain number of our Era Moja subscribers will migrate to one of the Moja 10, Moja 45 or Moja 100 plans as they become accustomed to our services.

     The substantial majority of our subscribers continue to use our older tariff rates, which are summarized in the table below.

                                                           AIRTIME                 AIRTIME
                                                     TARIFF RATES(1) --      TARIFF RATES(1) --
                                          MONTHLY        OUTSIDE ERA             WITHIN ERA
                                          SERVICE   ---------------------   ---------------------
TARIFF PACKAGE                              FEE       PEAK      OFF-PEAK      PEAK      OFF-PEAK      NIGHT
--------------                            -------   ---------   ---------   ---------   ---------   ---------
                                           (PLN)    (PLN/MIN)   (PLN/MIN)   (PLN/MIN)   (PLN/MIN)   (PLN/MIN)
Hello...................................   19.90      2.39        0.89        1.74        0.74        0.24
White...................................   39.90      1.69        0.89        1.54        0.74        0.24
Plain and Simple........................   59.90      1.00        1.00        1.00        1.00        0.24
Blue....................................   89.90      1.09        0.59        0.94        0.44        0.24
Navy Blue...............................  129.90      0.89        0.49        0.74        0.34        0.24
VIP.....................................  199.90      0.55        0.55        0.55        0.55        0.24

---------------

(1) These subscribers pay for the first minute of each call regardless of the call's length and then for each thirty-second interval (or portion thereof) thereafter.

Pre-paid Services

     Since June 1998, we have offered a pre-paid GSM service package under the brand name Era Tak Tak. This pre-paid service enables our subscribers to take advantage of a GSM service without paying a monthly subscription fee or entering into a contract. Our Tak Tak pre-paid service is designed to appeal to those who want to limit the amount they spend on their mobile calls. We offer two types of pre-paid tariff services: "Ja i Ty" or "You and Me", which provides a 15% discount to our subscribers for up to two of their favorite destination numbers; and "Caly Dzien" or "All Day", which provides our subscribers with a flat per minute price all day and a lower more competitive price on calls from 6 pm to 8 am. We believe that Tak Tak has become synonymous with pre-paid cellular service in Poland.

     Customers choosing a pre-paid service can purchase either a SIM pack, the prices of which start at approximately PLN 99 (which consists of a SIM card, required to open a pre-paid account, with a stored value of PLN 50) or the pre-paid bundle pack (which consists of a handset and a SIM pack) for approximately PLN 199 to PLN 499 depending on the handset chosen. Our subscribers can then purchase pre-paid vouchers of different denominations and validity periods. Pre-paid vouchers are sold in all of our company retail stores and in over 2000 other outlets, including national news stands, gas stations, ATM's, own stores and through Era branded dealers. If the pre-paid account is not topped up with a new voucher within a twelve-month period, the pre-paid account expires and any remaining balance is forfeited. As of December 31, 2000, our total subscriber base included 770,254 Tak Tak subscribers.

                                                                                    CALY
                                                                JA I TY             DZIEN
                                                                -------             -----
                                                                      (PLN/MINUTE)
Local calls to all operators:
  8.00 am - 6.00 pm (Monday - Friday).......................      1.99               1.49
  6.00 pm - 8.00 am (Monday - Friday), Saturday, Sunday and
     holidays...............................................      0.99               1.49
EraWAP
  8.00 am - 6.00 pm (Monday - Friday).......................                0.48
  6.00 pm - 8.00 am (Monday - Friday), Saturday, Sunday and
     holidays...............................................                0.34
Percentage of total subscribers.............................     56.8%              43.2%

VALUE ADDED SERVICES

     In addition to providing basic GSM telecommunications services, we also provide call divert and voice mail to all subscribers of our basic services, and voice mail to all our pre-paid subscribers. Our subscribers pay only for the additional airtime used in accessing the call divert service. We also provide additional value added services, and are developing new services to meet the needs of the evolving Polish market and to create new revenue streams. Eranet, our Internet service, combines Internet access with an email address that delivers messages directly to our subscriber's handset. Fax and data services are available for an additional monthly fee, and short message service is charged per message with the exception of INFO Era, which is a short message service information service charged on a monthly basis. During 2000, we launched several additional services mainly aimed at the business sector. These include:

     - Wireless Terminals connect credit card point of sale, or POS, terminals to authorization centres over the Era network instead of over fixed telephone lines. This allows credit card payments to be transacted in front of the customer, improving fraud security.

     - GSM Office provides several wireless services including free internal calls and wireless connections in specially equipped buildings.

     - VPN GSM allows our subscribers to set up virtual private networks within our network. The VPN GSM solution allows management of every user's permissions, 50% cheaper calls within a private network and shorter 3-6 digit telephone numbers for private network users.

     - FCT routes calls from fixed-line subscribers to our subscribers directly through our network without a requirement to interconnect with third-party fixed-line providers, thereby omitting interconnection charges and reducing overall costs.

     - SMS Supera allows the sending of SMSs to a group of pre-defined mobile phone numbers at once.

     - Fax Mailbox is an additional fee-free feature for Fax, Data and Voice Message System, or VMS, services. It is useful for subscribers who cannot receive incoming faxes, because they are unreachable or their phone is turned off. In these cases, the incoming fax is saved in the Fax Mailbox and is ready to forward to any fax machine later.

     Subscribers of our regular plans may purchase these services separately.

     All value added services have been grouped into the four categories below:

DLA WYGODNYCH              DLA WSZECHSTRONNYCH         DLA CIEKAWYCH         DLA ZAAWANSOWANYCH
-------------            -----------------------  -----------------------  ----------------------
Voice mail               Call waiting                                      Eranet electronic mail
Incoming call            Call suspension (call
identification (CLIP)    hold)
call line
identification
presentation
Own number presentation  Conference call          Text-based information   Fax transmission
blockade (CLIR) call                              service (SMS)
line identification
restriction
Call forwarding          Call barring                                      Data transmission
                         Detailed bill (for
                         business tariffs only)

     The Dla Wygodnych or "Convenient" package is free to all business and retail subscribers. The Dla Wszechstronnych or "Comprehensive" package is free for all business, Moja 10, Moja 45 and Moja 100 subscribers. The Dla Ciekawych or "Curious" package is free for Era Biznes 100 and Era Biznes 220 subscribers, while the rest of our subscribers have to pay PLN 8 per month. The Dla Zaawansowanych or "Advanced" package costs PLN 20 per month.

     As the market for GSM services develops over time, we intend to introduce additional value added services.

HANDSETS AND ACCESSORIES

     We sell handsets and accessories separately from GSM services. Subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from the basic to the most advanced models manufactured by some of the world's leading suppliers, including Alcatel, Ericsson, Motorola, Nokia, Panasonic and Siemens. In connection with certain promotions, we offer reduced price handsets that can only be used on our own network. The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber's handset, including carrying cases, batteries, car kits and recharging equipment. See Item 5. "Operating and Financial Review and Prospects -- Financial Review -- Factors Affecting Expenditures -- Cost of Sales".

     We do not expect to achieve positive overall margins on handset sales, as these are often subsidized in order to attract subscribers. See "Marketing and Distribution -- Marketing Activities". Certain discounted handsets sold during a promotion are configured so as to accept only Era SIM cards (a "SIM lock"). We intend to use SIM locks only to recoup the discounted cost of the handset and enable subscribers to unlock the handset on request in order to permit its use on other networks once we have recovered the discounted cost.

     We believe that the prominent position of our major shareholders within the cellular telecommunications market provides us with a substantial benefit when negotiating with handset suppliers.

INTERNATIONAL ROAMING

     Our digital wireless network currently uses GSM technology. GSM is the world's most widely used digital wireless technology, with more than 452 million users in more than 162 countries as of December 31, 2000. Because GSM is a standardized technology used throughout most of Europe and internationally, our subscribers can make and receive calls outside their home calling area in other countries that also operate a cellular telecommunications network on the GSM standard. As of December 31, 2000, we had entered into 162 international roaming agreements with GSM operators in 81 countries. The agreements cover all of the principal countries in Europe. In general, these international roaming agreements provide that when our subscribers use the services of a corresponding GSM network operator in another country, we are responsible for payments of charges for those services used in accordance with the corresponding GSM network operator's tariff. We pass these charges through to the relevant subscriber, together with an additional surcharge of 15%.

     Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. See Item 5. "Operating and Financial Review and Prospects -- Financial Review -- Factors Affecting Revenues".

BILLING AND SUBSCRIBER MANAGEMENT

     The integrity and flexibility of our billing and subscriber management system are important components of our strategy of providing efficient and responsive subscriber service. It also allows us to generate accurate and timely subscriber information and analysis. DeTeMobil and its affiliates supervised the installation of our billing and subscriber management system. DeTeMobil and its affiliates continue to provide us with operational training and technical support, while we cooperate on sales and purchases of goods.

     Our subscribers are billed on a monthly basis and may pay their bills either at our retail stores, banks or post offices or through direct debit services. We also use data obtained from our billing system to generate a subscriber lifetime value profile for each of our subscribers. This contributes to the development of our different tariff packages and the measurement of the effectiveness of our promotional and advertising campaigns, which we then use in developing our new services and marketing strategies.

     As in other emerging-market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential subscribers. We do, however, have an internal credit risk management team that conducts credit checks on our new subscribers, primarily by verifying addresses and through bank references, and we are in the process of developing a credit risk profile model. We have also created a proprietary credit database and use our billing system to generate subscriber usage reports on subscribers that have exceeded pre-assigned credit limits or have failed to pay their bill. Based on these reports, our credit and risk management team can contact subscribers, and depending on the circumstances, a subscriber's service may be deactivated. We also provide independent dealers and retail stores with weekly electronic subscriber management reports. Additionally, our dealer commission structure is linked to the life of each subscriber acquisition. Overall, we pursue collections aggressively and disconnect subscribers who pose a credit risk.

     We aim to effectively manage our subscriber churn in order to maximize profitability and cash flows. Since the beginning of 1997, our average monthly churn rate has been 2.4%. However, during the fourth quarter of 1998 and the first quarter of 1999, our monthly churn rate increased. In response, we initiated a handset upgrade program for valued subscribers, instituted improved credit information sharing throughout the national distribution network, and launched the first loyalty plan in the Polish telecommunications sector. Under our subscriber loyalty program, our long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, which include LOT Polish Airlines, British Airways, Panasonic and Kodak. Our average monthly churn rate was 2.0% in 2000.

MARKETING AND DISTRIBUTION

     Our marketing and distribution efforts are designed to develop brand leadership for Era, including Tak Tak, and to enable us to target specific segments of the Polish telecommunications market, particularly those subscriber profiles with high subscriber lifetime values. Currently, we target the professional and business segments with post-paid products and the mass market with pre-paid products.

MARKETING ACTIVITIES

     Our marketing efforts are currently focused on potential subscribers who are likely to recognize the enhancements in productivity that may result from having a mobile phone, and others who are unable to otherwise access wireline telephony because of the relatively long waiting times for telephone installation common in Poland. Our primary target markets for GSM services are small-to-medium-size businesses, professionals and large corporations who generally use tariff plans consistent with high volume usage and also high-volume private subscribers. We seek to attract business and private subscribers by providing certain value added services, including call waiting and conference call facilities, free of charge.

     We have used extensive national advertising campaigns to create awareness and to promote the benefits of subscribing to an Era service. We advertise primarily through television advertising and also use print media, billboards and radio advertising. The brand name Era GSM was selected after an extensive name search and customer research program because it is short and easy to remember. In February 2001, we changed our brand name to Era as we are now a holder of the UMTS License as well as a GSM operator. We have also developed the product name Tak Tak to promote our pre-paid services. In October 1999, we launched a consumer loyalty program called "Stokrotka" or "Gratitude," which was the first major such program of its kind offered in the telecommunications industry in Poland. This campaign is designed to provide our subscribers with incentives based on usage, payment and longevity. Modelled on airline mileage award programs, our subscribers are awarded benefits such as Era merchandise and free cellular airtime.

     We also believe that demand for GSM services in Poland is stimulated by promotional campaigns which offer reduced prices for GSM services and accessories. We have engaged in such campaigns from time to time, offering handsets at reduced prices and reduced activation fees during specific periods. In general, however, we avoid promotional techniques such as providing free airtime or waiving activation or monthly fees, because we believe that these types of incentives tend to attract passive or inactive subscribers as well as subscribers who are higher credit risks.

     Subscribers who purchase services as a result of a promotional campaign may not cancel their subscriptions until the expiration of a minimum period (generally two years), unless the subscriber pays us an additional amount equal to the discount he or she received on the full cost of their handset. Other subscribers may cancel their subscriptions upon one month's notice to us without charge.

DISTRIBUTION CHANNELS

     We have established distribution channels through a number of independent dealers and our own retail stores and sales force.

     In the fourth quarter of 2000, we restructured our Strategy, Marketing and Sales department. This department is now divided into a business customer division and a retail customer division to better meet market needs and to be able to adapt distribution channels to the market segments.

     Our largest distribution channel is our network of 28 independent dealers (as of December 31, 2000) that is operated through 965 outlets, consisting primarily of retail stores. In addition to our services and products, these dealers typically sell other products, such as cameras and office automation equipment. During 2000, our dealers accounted for approximately 68% of basic services subscribers acquired by us during the same period. We generally enter into an agreement with each of our dealers which provides that the dealer will not market or sell telecommunications services of our competitors. Our ability to enforce this provision may be limited by the terms of our GSM Licenses and Polish anti-monopoly regulation. Our dealer agreements generally have no predetermined term and may be cancelled by either party at any time subject to three months' notice.

     We pay our dealers a commission based on the number of new subscribers acquired and a bonus for acquiring subscribers in excess of quarterly targets established by us. We retain the right to "claw back" a certain percentage of the commission paid to a dealer to the extent that a subscriber does not remain an active service user during a period of up to six months after activation. We established a Partnership Incentive Plan to award dealers that achieve high volumes of activations per point of sale and are timely with payments to us for product and activation sales. The Partnership Incentive Plan provides for increased commissions and additional bonuses to our dealers. We also offer our dealers a cooperative advertising plan whereby we pay a portion of the dealer's cost of advertising.

     We provide our dealers with handsets during promotions at a price slightly lower than the promotion price. Those handsets that remain unsold at the end of a promotion may be returned to us. We also cooperate with dealers to increase our brand awareness by providing them with ancillary point of sale materials, event financing, packaging, brochures and promotional stands.

     Our retail distribution channels currently consist of 63 owned retail stores. These stores are located in the central, high traffic areas of Polish cities and only sell our cellular services, handsets and ancillary products. Our employees at the retail stores are paid a salary, plus commissions based on the number of activations they sell. We believe that our retail stores are a valuable promotional vehicle for our services and products, offering a wider range of customer services and support than those offered by our dealers at the relevant point of sale. Each of our retail stores has customer service staff capable of immediately activating a new subscriber as well as responding to billing and other inquiries from our current subscribers. We also provide handset servicing in the retail stores, including providing our subscribers with temporary replacement handsets in the event that the broken handset is returned to the manufacturer for repair.

     We believe that our direct sales force provides an important resource to our strategy of increasing the proportion of our subscribers using business tariff plans, as well as attracting higher usage customers. Our direct sales force has 93 representatives responsible for the acquisition and servicing of our major business accounts. Our representatives are paid a base salary plus a commission for each new activation.

     During 2000, our direct sales channel and own shops accounted for 32% of the total number of new basic services subscribers acquired by us during the same period.

     We believe that our retail sales and direct sales forces, by offering higher quality service, can achieve a higher level of sales to high-volume subscribers than our dealers, and in the case of our direct sales force, a more focused marketing effort on desirable major accounts.

NETWORK AND FACILITIES

NETWORK INFRASTRUCTURE

     Assisted by our internal engineering specialists, DeTeMobil employees designed and planned our network infrastructure and utilized DeTeMobil's proprietary cell site planning software to do so. We now rely on our internal engineering employees to operate and maintain our network. Components, subsystems and interfaces constituting our network are supplied on a turnkey basis by Alcatel, Ericsson and Siemens.

     Our infrastructure of cellular networks is based upon the division of the geographical area covered by our network into a number of cells that have diameters ranging from a few hundred meters to up to 30 kilometers. Each cell contains one or more transceivers at a base transmission station ("BTS") that communicate by radio signal with active cellular subscribers in the cell. Transmissions between cellular telephones and BTSs generally cover no more than the diameter of the cell, and therefore can be made at relatively low power. In a GSM cellular network, the BTSs installed in each cell are connected to base station controllers ("BSCs"), which in turn, are connected to a mobile switching center. MSCs are connected to other MSCs in the same network and to other fixed and cellular networks. MSCs control the routing (and call record) of calls and allow cellular telephone users to move freely from cell to cell while continuing calls. Connections between BTSs, BSCs and MSCs consist of transmission lines, including fiber optic cables, copper cables and microwave links.

     At December 31, 2000, our GSM network comprised the Base Station Subsystem of 4,104 Base Stations and 115 Base Station Controllers; 25 Mobile Switching Centers and the Operations and Maintenance Subsystem and the Network Management Center, both of which are located in Warsaw and enable us to centrally manage and coordinate network operations and maintenance. From our Network Management Center in Warsaw, we monitor service provided by our network. To mitigate the effects of potential switching failures or failures of other network elements, we have installed back-up equipment and have constructed alternative routes between our critical network elements. As of December 31, 2000, our network covered approximately 93.6% of the geographic area of Poland representing approximately 98.6% of the total Polish population.

     We hold nationwide GSM Licenses to operate in the 900 MHz bandwidth (license granted February 1996) and in the 1800 MHz bandwidth (license granted in August 1999). The increase in available bandwidth provided through the 1800 MHz license has created significant additional capacity for both our voice and data services. We were also granted a UMTS License on December 20, 2000, which will allow us to offer UMTS services.

     The smaller cell radius of GSM 1800 requires a larger amount of network equipment and generally raises the cost of operating such a system relative to a GSM 900 system, particularly in rural areas. Although we have commenced operations of our GSM 1800 service in March 2000, we are rolling out this service selectively. This network is primarily intended to serve urban, densely populated areas and other areas of high telephone usage, in which our GSM 900 network already features a high density of BTSs and relatively small cell sizes. Calls are switched between our GSM 900 and 1800 networks to maximize capacity and efficiency, our subscribers do not notice any difference or experience interruption as calls are switched between the networks by their dual-mode GSM 900/1800 handsets.

     Several transmission lines for GSM network connections between BTSs, BSCs and MSCs have been leased from TPSA. In order to reduce dependence on TPSA, we have built out our own SDH microwave backbone network. Our SDH microwave backbone network connects the major centers served by our GSM networks, and will reduce but not eliminate our need for leased lines from TPSA. The initial phase of the roll-out of our SDH microwave backbone network was completed in the first quarter of 2001, and is continuing. We believe that our network is the biggest of its kind in Poland, allowing us to achieve two-way transmission speed of 155 megabits per second. As of December 31, 2000, the network consisted of 13 long distance links with a length of 2,600 km connecting 12 cities where our MSCs are located. We expect that by June 2001 the number of links will increase to 18, and that the length of the network will increase to more than 3,500 km.

     A centralized management system, supported by maintenance services of the most important nodes in the network, is aimed at guaranteeing the reliability of the network.

     We anticipate that our UMTS network equipment will principally consist of air-interface equipment: base stations, or Node Bs, Radio Network Controllers, or RNCs, and Mobile Switching Centers, MSCs. In order to carry the additional data traffic and provide the additional services made possible by the high data rate capabilities of the air interface, additional investments in other parts of the network that would be necessary for GSM include: expanded data transmission capacity, IP routers and/or Asynchronous Transfer Mode, or ATM, switching for data service connections, additional Intelligent Networking (IN) equipment, Application Servers and additional billing capabilities.

     Under the terms of our UMTS License, we must begin commercial service using the UMTS frequencies between 1 January 2003 and 31 December 2003. To meet this obligation and in order to be ready to support our strategy of providing a high quality network offering the most advanced services, we currently intend to begin testing UMTS network equipment in cooperation with our key suppliers late in 2001 and then entering into commercial agreements for the purchase, installation and integration of UMTS start-up networks during 2002.

     These plans can be affected adversely by any delay in equipment supply on the part of any one or more of our key suppliers. In order to offer seamless UMTS, GPRS and GSM services during 2003, we expect to work closely with our key suppliers and integrate the new UMTS network equipment into our overall network architecture. Once the new equipment is successfully integrated and new multi-mode GSM 900/1800/GPRS/

UMTS hand-sets are available, we expect to offer our UMTS subscribers seamless services supporting voice traffic and data services and we expect to be able to switch between different air interfaces offering the highest quality and transmission speeds at our subscribers' specific locations.

     Integration of our UMTS network into our existing network may be further complicated by the fact that we cooperate with three major infrastructure suppliers on our GSM standards (Alcatel, Ericsson and Siemens). We may select our UMTS supplier from one or more of these companies and/or choose to introduce additional suppliers. We believe, however, that by relying on a variety of suppliers, given the uncertainty over UMTS delivery schedules, we mitigate the risk of the late delivery of equipment. One of our competitors has one major supplier and the other has three major suppliers, one of which (Ericsson) is also one of our suppliers.

     The exact timing, size and scope of our UMTS roll-out will depend on a number of factors including:

     -  availability of equipment in terms of functionality and quantity;

     -  availability of handsets;

     - uptake of higher bandwidth services by our subscribers. We anticipate that the higher the bandwidth requirements, the closer together we would be required to build our UMTS base stations and therefore the higher our capital investment requirements would be;

     - competitive pressure to compete on coverage of UMTS quality services (compared to the slower GPRS data transmission standard that will be available in geographic areas covered by GSM but not by UMTS);

     - the timing of the Polish military in meeting its obligations to vacate existing frequencies to be used by our UMTS network;

     - the business plan of any fourth new entrant into the Polish mobile telephony market and any subsequent new entrant (which is not currently foreseen by the Polish Government) and any rights which they may be given by the OTR to use the GSM networks of their competitors; and

     -  voice traffic demands currently being satisfied through GSM.

     Once UMTS equipment becomes commercially available, we intend to focus more on capital investment in UMTS technologies and simultaneously significantly reduce our annual rate of investment in the existing GSM 900 and GSM 1800 technologies. In particular, capacity extensions required to support our increasing subscriber base can be provided in areas where UMTS is rolled out by UMTS equipment. From the fourth quarter 2002 onwards, we expect to see a significant shift in our capital expenditure from GSM to UMTS standards while the overall levels of capital investment will continue at current or higher levels until the UMTS geographical roll-out is completed.

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

     We regularly monitor our network and attempt to alleviate congestion by adding BTSs where necessary. In addition, our network is regularly monitored by external companies. According to an audit conducted by ASCOM, an independent Swiss-based telecommunications network quality research company, for May 2000 that covered the eight largest cities and ten biggest routes in Poland, the ratio of dropped calls on our network (the percentage of calls not completed or involuntarily terminated because all circuits are busy or because access to our network is unavailable, as measured between 8 am and 10 pm Monday through Friday) was approximately

4.6%. The dropped call rate depends both on the performance our network and, to the extent a call is initiated or terminated in another network, on the performance of that other network. We are unable to accurately estimate the dropped call rate for calls transferred from one of our own mobile switching centers to a wireline subscriber. The additional capacity granted under our GSM 1800 License further alleviate congestion on our network, which decreased our dropped call rate. Additionally, in 1999, we were awarded ISO 9002 status for the operational quality of our Network Management Center's monitoring activities.

CELL SITE PLANNING

     Cell site planning, which we historically carried out jointly with our major suppliers, is now principally done internally. Our design for network coverage is determined with the aid of a specialized software package developed by DeTeMobil. In 1997, we entered into an agreement with DeTeMobil governing our continued use of this software. The agreement provides for an automatic annual renewal unless terminated by either party after giving three months notice.

     In 2000 we were further awarded with ISO 9002 status for our GSM Network Strategic Planning.

NETWORK CONSTRUCTION

     As of December 31, 2000, our GSM 900 network covered 93.6% of Poland's geography and 98.6% of Poland's population. We have established a project management team that reviews the progress of our GSM 900 network build-out on a monthly basis to ensure that the pace of the build-out is sufficient to meet the requirements of our GSM 900 License. In addition, with each of our major suppliers, we have entered into contracts of intent relating to network equipment purchases for 2000 and a portion of 2001. These arrangements contemplate that the suppliers will receive financial incentives for achieving certain targets related to the schedule for our network build-out.

     We commenced our GSM 1800 operations in March 2000. There is only one requirement in our GSM 1800 License relating to achieving specified levels of population or geographic coverage. Under the terms of our GSM 1800 License we must achieve combined geographic coverage by both of our GSM 900 and 1800 networks, taken together, of 90% by June 2004. Our GSM 900 License requires 84.9% GSM 900 geographic coverage by the end of 2000, and we met this requirement at the beginning of 2000. Since the achievement of required coverage is less pressing under our GSM 1800 License, we are rolling out our GSM 1800 network selectively, choosing areas most in need of the higher capacity afforded by such networks. The costs of further construction of our networks will thus become primarily "variable" costs rather than "fixed" costs, as decisions to expand will be driven principally by increases in call volume, rather than the need to meet license requirements.

     UMTS operates on the 2 GHz band and therefore the radio signals emitted from the Node-Bs and handsets exhibit somewhat weaker propagation characteristics than GSM 1800 signals. Accordingly, significantly more base stations are required to provide signal coverage of a given geographical area with UMTS than with GSM 1800. Nonetheless, we believe that we can reconfigure a high proportion of existing GSM 900 and GSM 1800 sites in urban areas to provide high quality UMTS coverage. This is because the regular occurrence of tall buildings limits the ability of network designers to provide capacity and coverage with GSM networks without limiting the range of the signals emitted by the base stations. Accordingly, a substantial proportion of the sites needed for GSM coverage (once traffic levels are high) may be used for UMTS. Our network designers intend to reuse as many existing GSM sites as possible in order to reduce the time to roll-out the network, capital investment costs to find and adapt sites and to build towers and reduce operating costs by minimising site rental costs.

     In less built-up areas, we believe that UMTS coverage will require significantly more sites than GSM 1800 coverage. Once we have achieved our license requirements, the key factor that would drive us to invest in coverage of such areas will be the take up of UMTS services requiring the higher bandwidth afforded by UMTS relative to GPRS. Our marketing teams will set the priorities for expanding coverage and we expect to balance the incremental revenues available from the additional service capabilities and higher quality against the high capital investment requirements and additional operating expenditure requirements. However, as we aim to compete on quality and range of services, to some extent our coverage strategy will be driven by the actions of our competitors in expanding their coverage. We therefore expect to maintain at least the same coverage as our competitors while this strategy continues to meet our commercial and financial targets.

MAINTENANCE OF THE NETWORK

     Each of our network supply agreements provide that the supplier is obligated to provide maintenance, spare parts and relevant upgrades for the software and hardware supplied under such agreements for a period of 15 years following the date of our commercial acceptance of the relevant component. The suppliers warrant equipment for 24 months from the date of acceptance and provide maintenance training to our employees. With respect to software, each supplier is required to:

     - take action to remedy any defect or malfunction in the software provided within four hours of the occurrence of a defect or malfunction, or reimburse us for the services of a third party;

     -  provide a help desk to support us;

     -  release upgrades or updates for its software to us; and

     - cooperate with us on the management of release procedures for its software.

     With respect to hardware, each supplier is required to:

     -  make replacement parts available to us at market rates;

     - repair and replace parts of our network pursuant to either a monthly account with us or compensation on a case by case basis; and

     - make us aware of and offer to provide us such enhancements, upgrades and evolutionary improvements to hardware in our network.

SUPPLIERS

     Ericsson and Siemens designed, manufactured, delivered, installed, commissioned and prepared our GSM network, including mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment. These suppliers now provide maintenance and repair services for our network, and we intend to utilize these suppliers, together with Alcatel, to provide new equipment necessary for our GSM 1800 network and the completion of the final stages of our GSM 900 network. We believe, however, that there are a number of other companies capable of supplying GSM network equipment, given the compatibility and interchangeability of equipment among different vendors ensured by GSM standard specifications.

     We currently intend to begin testing UMTS network equipment in cooperation with our key suppliers late in 2001 and then entering into commercial agreements for the purchase, installation and integration of UMTS start-up networks during 2002.

     During 2001, we expect to commence offering GPRS standards. GPRS enables conventional GSM infrastructure to support higher data transmission speeds on a GSM network. GPRS requires additional investment in the GSM network, primarily in the form of new network software but with some hardware upgrades. We expect our subscribers using GPRS handsets to benefit from higher and extended Internet access and delivery speeds than that offered by GSM. GPRS is a service that operators worldwide are developing and that is expected to be compatible with UMTS. Many operators believe that GPRS is a relatively inexpensive way of developing, marketing and testing customer demand for third generation services.

     The three Polish mobile operators are all in the process of rolling out GPRS network upgrades. However, the commercial availability of GPRS depends on the adequate availability of GPRS compatible handsets. GPRS compatible handset suppliers are currently expecting to have sufficient quantities available by the second half of 2001. We expect to begin offering commercial GPRS services during the second half of 2001. Initially, the operators are expected to focus GPRS services to premium business subscribers.

     To encourage use of GPRS, operators are expected to heavily subsidize GPRS handsets in order to ensure that their premium subscribers do not migrate because of their competitors' special offers. We believe that GPRS represents an excellent bridge in developing the core competencies necessary to be a successful UMTS operator and represents an opportunity to mitigate the many risks associated with UMTS prior to our committing substantial resources to our UMTS roll-out in late 2002.

THE LICENSES

GSM 900 LICENSE TERMS

General

     Following a competitive tender, on February 23, 1996, we received a license which granted us:

     - a concession to provide telecommunications services according to European telecommunications GSM standards in the 900 MHz frequency band;

     -  a permit to install and use GSM network equipment;

     -  an allocation of 37 channels within the 900 MHz frequency band; and

     - an allocation of telephone numbers with the prefix 602 and 604 (and subsequently 600 and 608 were added).

Fees

     We are required to pay to the Polish government a fee equal to the Zloty equivalent of E217,731,831 for our GSM 900 concession. This fee is payable in six installments with the first installment due upon the grant of the license and one installment on each March 31 thereafter. We paid E101,494,831 of this fee in 1996, E1,980,000 on March 31, 1997, E8,107,000 on March 31, 1998,
E15,730,000 on March 31, 1999, E34,320,000 on March 31, 2000 and E56,100,000 on
March 31, 2001. See Notes 19 and 20 to the Financial Statements for the period ended December 31, 2000 and Notes 18 and 19 to the Financial Statements for the year ended December 31, 1999. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Communications. This amount was set at PLN 2,368,000 for the first year of operation (following the award of our GSM 900 License), PLN 3,872,000 for the second year, PLN 3,990,000 for the third year and PLN 4,500,000 for each of the following years.

     In addition, we are required to pay an initial fee of PLN 500 for the permit and frequency allocation for each base station and PLN 250 for any changes in this permission. We are also obligated to pay a fixed annual fee of PLN 160 for each of the channels used by each base station.

Term

     Our GSM 900 License was issued for a term of fifteen years and allows us to apply for an extension for an agreed period one year prior to its expiration date. Our GSM 900 License is not transferable. Therefore, any transfer of business would require a revocation and reissuance of our GSM 900 License. In addition, the approval of the Ministry of Communications is required in the event that an acquisition of our shares or any rights to our shares by a single entity would, together with any shares or rights currently held by that entity, result in that entity having rights to an ownership percentage of our shares in excess of 10%, 25%, 33% or 50%, respectively.

     Under the terms of our GSM 900 License, we are not entitled to request additional frequency until five years after the commencement of commercial operations and we must comply with the terms and conditions of our GSM 900 License. In November 1997, however, the Ministry of Communications allocated to us eight additional channels.

License Conditions

     Our GSM 900 License is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 900 License may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 900 License conditions.

     Our GSM 900 License contains certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage of 63.4%, 79.6%, 84.2% and 84.9% and population coverage of 73.1%, 90.1%, 94.8% and 95.6% by the end of 1997, 1998, 1999 and 2000, respectively. We have met these coverage requirements for each year.

     Our GSM 900 License requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

     Our GSM 900 License generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 900 License also specifically prohibits exclusive arrangements with "service providers". We believe, however, that our dealers are not "service providers" as the term is used in our GSM 900 License with reference to airtime providers, and therefore, our exclusive contracts with our dealers do not constitute a violation of our GSM 900 License conditions. See "-- Marketing and Distribution".

     In its original form, our GSM 900 License prohibited the establishment of transmission links between elements of our GSM network and required us to lease transmission lines from TPSA. Our GSM 900 License also prohibited any form of interconnection between our network and other wireless networks including wireless networks outside Poland, without using TPSA's transmission lines. On January 17, 1997, however, pursuant to a complaint from the Polish Ombudsman, the Polish Supreme Administrative Court repealed these prohibitions on the grounds that the Minister of Communications had insufficiently substantiated the rationale for imposing these restrictions. In response, the Minister of Communications issued a decision dated May 13, l997, amending our GSM 900 License to permit us to install and use a transmission infrastructure to connect elements of our own GSM network. We are still required to use transmission lines leased from TPSA to interconnect each mobile switching center and to interconnect our network with that of TPSA's unless TPSA is unable to provide such leased lines to us within one month following the request. Also, the interconnection with other mobile telephony networks was permitted only between mobile switching centers, which meant in practice that we had to use leased lines from TPSA to connect with other mobile telephony networks. On April 27, 1998, the Supreme Administrative Court repealed these restrictions on the grounds that the Minister of Communications did not provide sufficient reasons for its decision and on the grounds that the restrictions might be incompatible with the competition provisions of the Europe Agreement dated December 16, 1991. Pursuant to this judgment, we are free to connect components of our network and to interconnect with other cellular providers in Poland without using leased lines from TPSA. We are also free to lease lines from other operators which can provide such service. In addition, this judgment allowed us to build the SDH microwave backbone network. See "Network Infrastructure".

     We currently lease transmission lines from TPSA to interconnect the elements of our GSM network. Tariffs for the lease of these transmission lines are based on the distance between elements of our GSM network and the length and capacity of the relevant transmission line. The Polish Office for Competition and Consumer Protection found these increases to be anti-competitive. Pursuant to the Interconnect Decision, described below, we are entitled to a 60% discount on TPSA's standard leased line tariffs and certain additional incremental discounts. See "-- Interconnect Agreements". We may, in appropriate circumstances, seek to lease transmission lines from third parties such as railway or electricity companies.

GSM 1800 LICENSE TERMS

General

     On August 11, 1999, we received a license granting us:

     - a concession to provide telecommunications services according to European telecommunications GSM/DCS standards in the 1800 MHz frequency band;

     -  a permit to install and use GSM/DCS network equipment;

     -  an allocation of 48 channels within the 1800 MHz frequency band; and

     -  an allocation of telephone numbers with the prefix 606.

     This license permitted us to use these new 1800 MHz frequencies beginning March 1, 2000. We started installing the necessary GSM/DCS equipment at the end of 1999 and have continued to install such equipment; we commenced offering GSM 1800 services in selected areas on March 1, 2000.

Fees

     We are required to pay to the Polish government a fee equal to the Zloty equivalent of E100,293,000 for our GSM/DCS concession which is payable in four installments. We paid E50,146,500 of this fee in 1999 and E16,715,500 on August 31, 2000 and we are required to pay E16,715,500 on each of August 31, 2001 and 2002. See Notes 19 and 20 to the Financial Statements as of and for the year ended December 31 2000, and Notes 18 and 19 to the Financial Statements as of and for the year ended December 31, 1999. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Communications. This amount has been set at PLN 3,072,000 for the first year of license operations, PLN 3,648,000 for the second year, PLN 4,224,000 for the third year and PLN 4,800,000 for each of the following years.

Term

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

License Conditions

     Our GSM 1800 License is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 1800 License may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 1800 License conditions.

     Similar to our GSM 900 License, our GSM 1800 License requires that we meet certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. We have already exceeded this level of coverage.

     Our GSM 1800 License requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

     Our GSM 1800 License generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 1800 License also specifically prohibits exclusive arrangements with other service providers. We believe, however, that our dealers are not "service providers" as the term is used in our

GSM 1800 License with reference to airtime providers, and therefore, exclusive contracts with our dealers will not constitute a violation of our GSM 1800 License conditions. We are free to connect components of our GSM 1800 network and to interconnect with other cellular providers in Poland without using leased lines from TPSA. We are also free to lease lines from other operators which can provide such services. However, our GSM 1800 License requires us to use TPSA leased lines to connect TPSA toll switches with our MSCs. Generally, tariffs for the lease of these transmission lines are based on the distance between the elements of our GSM network and the length and capacity of the relevant transmission line. The current TPSA interconnect agreement covers the leasing of transmission lines from TPSA for the GSM 1800 network, as the GSM 1800 MHz License allows us to extend our network capacity rather than build a new network.

UMTS LICENSE

General

     During the second half of 2000, the Polish Ministry of Telecommunications ran a tender to offer five UMTS concessions for the Polish market. Operators would have been able to start offering services from January 1, 2002 and the licenses were to be awarded on the minimum fee of E750 million, an additional payment to be proposed by the bidder and the assessment of the bidder's credibility, financial standing and plans for offering UMTS services.

     During the course of the tender process, as a result of negative reactions on the part of prospective bidders, the Ministry of Telecommunications revised its requirements several times but was ultimately successful in receiving only three bids on December 2, 2000, one from each of the incumbent cellular operators, including PTC. The Ministry of Telecommunications decided to cancel the tender and instead issued concessions to the incumbents on substantially modified terms (see below) by way of an administrative decision.

     After the UMTS bidding process was cancelled in the beginning of December, 2000, we requested that the Ministry of Telecommunication grant UMTS Licenses without a bidding process. On December 20, 2000, the Ministry granted UMTS Licenses to the three existing operators. The license grants us:

     - a concession to provide telecommunication services according to UMTS telecommunication standards;

     -  a permit to install and use a UMTS network; and

    - an allocation of two 14.8 MHz frequency blocks and one 5 MHz frequency block in the 2 GHz frequency band. These blocks are currently used by the Polish Armed Forces. The terms of our UMTS License provide that these blocks will be available from January 1, 2003.

Fees

     We are required to pay to the Polish government a fee equal to the Zloty equivalent of E650 million for the UMTS license. The fee is payable in 22 installments with the first installment due upon the grant of the license in the amount of E10 million. We have paid the second installment of E83 million on March 30, 2001. The remaining amount of E557 million is payable according to the following schedule:

     -  E83 million on June 30, 2001;

     -  E84 million on September 30, 2001;

     -  E15 million yearly payable each September 30 from 2005 to 2013;

     -  E28 million yearly payable each September 30 from 2014 to 2021; and

     -  E31 million on September 30, 2022.

Terms

     The UMTS License expires on January 1, 2023 and provides that we can extend the term for an agreed upon period one year prior to its expiration date. Our UMTS License is not transferable. Therefore, any transfer of our business would require a revocation and reissuance of the license.

License Conditions

     The UMTS License is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of the conditions.

     The UMTS License requires us to attain 20% population coverage by the year 2004 and 40% population coverage by the year 2007. We are also required to start offering UMTS services not earlier that January 1, 2003 and not later than January 1, 2004.

     The Polish Armed Forces, which currently use the 14.8 MHz and 5 MHz in the 2GHz frequency band, are obliged to vacate such frequencies and make them available to us. From 2001 to 2002, we intend to lease a limited range of frequencies from the OTR in order to test our UMTS network equipment.

COMPETITION

     We are one of three wireless communications providers in Poland providing GSM mobile telecommunications services in both the 900 MHz and 1800 MHz frequency band, and each of the three providers has also been granted a UMTS License. We believe that the existing level of competition is likely to increase in all areas of the Polish telecommunications market over the next few years, particularly in light of the liberalization of the Polish domestic and anticipated liberalization of the international long distance markets in coming years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs or reduce our share of net new subscriber additions. In addition, the OTR may seek to impose regulations that require us to allow competitors roaming or site-sharing rights on our network or otherwise use its powers to materially modify the competitive environment.

     We face competition primarily from Polkomtel (a joint venture between Tele Danmark A.S., Vodafone AirTouch and Polish companies), and Centertel (a joint venture between TPSA and France Telecom Mobiles International) and from wireline telephone services. Polkomtel was awarded its GSM 900 License in February 1996 and currently provides services under the trade name Plus GSM. Polkomtel was also awarded its GSM 1800 License in September 1999, and is completing the process of building out its GSM 900 and GSM 1800 networks.

     Centertel provides analog and GSM 1800/900 digital wireless telecommunications services in Poland. Centertel launched its analog service in June 1992 and as of December 31, 2000, TPSA reported that Centertel had approximately 100,000 analog subscribers. Centertel's analog network covers approximately 93% of the territory and 98% of the population. Centertel announced that it intends to invest only in the maintenance and any necessary technical upgrades of its analog network. In March 1998, Centertel launched its GSM 1800 service. Their network is being constructed to cover the area designated by the terms of Centertel's GSM 1800 license, which includes ten of Poland's largest metropolitan areas and four arterial transport routes. Centertel was awarded a GSM 900 license in July 1999, launched its GSM 900 services in March 2000. As of December 31, 2000, Centertel claimed its network covered 57% of the territory of Poland and approximately 80% of the population and reported approximately 1,490,000 GSM subscribers.

     We also compete with wireline telecommunications providers in Poland, principally TPSA, insofar as low wireline penetration rates and long waiting times for telephone installation have encouraged consumers who are otherwise unable to access wireline telephony to acquire mobile telecommunications services. TPSA currently owns approximately 90% of Poland's existing fixed-line telecommunications infrastructure and is the only entity within Poland that is authorized to provide international telecommunications services. Consequently, wireless telecommunications operators are required to enter into interconnection agreements with TPSA in order to complete calls made from or to receive calls made to their networks. See "-- Interconnect Agreements".

     We believe that competition with UMTS services will be as intensive as with GSM services while the possible introduction of a new entrant may put additional downward pressure on prices and margins. We expect UMTS competition to focus on coverage, range, quality and ease-of-use of enhanced data-based services made possible by the transmission speeds afforded by UMTS and, in some cases, the slower GPRS standard. We expect that operators will also compete to form relationships with content providers, commercial businesses and financial institutions wishing to engage in mobile commerce, applications service providers, advertisers and content integrators. We believe that this will likely be a relatively new area for intense competitive activity and we expect to develop our core competencies by leveraging the experience already obtained in developing WAP enabled internet services and SMS-based services to develop new solutions for GPRS and later for UMTS. We have formed a new division
- Product Development and Management Services - from existing product marketing and product development resources to drive our efforts in this area.

     Both we and our competitors have shareholders that hold significant market share in the provision of mobile telecommunications services across Europe and worldwide. We believe that each of these shareholders, all of whom are transnational or multinational operators, DeTeMobil and Vivendi in our case, Orange and France Telecom in the case of Centertel and Vodafone AirTouch in the case of Polkomtel aim to leverage their buying power and brands across their subsidiaries and, as far as possible, across their affiliates during the coming few years. These strategies may lead to significant additional operating expenses to re-brand existing networks and create multinational brands, while costs may be saved by consolidating the number of network suppliers and reducing capital investment costs, use of common service provisioning platforms and consolidating general and administrative functions. We believe that certain competitive advantages, particularly in the business segment, may be available to those operators with significant geographical reach that choose to offer standardised cross-border tariffs, eliminating the roaming premium charges typically seen in the current market.

     At present, none of the transnational or multinational carriers mentioned above has a majority interest in any of the three Polish mobile operators although we believe that France Telecom may have effective management control of Centertel. We believe that our ability and that of our competitors to develop UMTS services in a cost effective manner and the ability of each operator to compete with others will be significantly affected by the actions of these foreign operators to increase or decrease their level of influence in the Polish market.

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

     TPSA is the only entity in Poland currently permitted to provide international telecommunications services and is Poland's largest provider of fixed-line telecommunications services. Prior to May 22, 1997, we operated with TPSA on a bill and keep system for domestic calls on the basis of an agreement. On May 22, 1997, the Ministry of Communications issued a decision (the "Interconnect Decision") establishing a system of interconnect payments whereby we would pay TPSA for calls terminating in TPSA's network and TPSA would pay us for calls terminating in our network. In addition, the Interconnect Decision reduced the proportion of our tariff payable to TPSA for international calls to 67%. While we subsequently settled interconnection charges with TPSA on the basis of the Interconnect Decision for all periods since the Interconnect Decision was issued, TPSA thereafter appealed the Interconnect Decision to the Supreme Administrative Court. While this appeal has not been withdrawn, we nevertheless entered into an Agreement on the Terms and Conditions of Cooperation and Mutual Interconnection, dated December 9, 1998 (the "Framework Agreement"), with TPSA, pursuant to which TPSA paid us a net amount of PLN 6.2 million for interconnect and international charges covering the period from the beginning of our commercial activity in September 1996 to May 21, 1997. In addition to acknowledging the Interconnect Decision, the Framework Agreement established a cooperative environment between TPSA and us with respect to communications in case of network problems and future negotiations in the event there are significant market changes. On December 9, 1999, the TPSA Framework Agreement was amended to provide for a settlement process and calculation in the event we cancelled the use of leased lines. On October 24, 2000 the Supreme Administrative Court rejected TPSA's appeal of the Interconnect Decision. Our role in this process was limited to that of an interested party. This decision opened a way to further negotiations with TPSA. We have already started renegotiating the interconnect, transit and international settlements terms according to instructions issued by the Minister of Communications on June 30, 2000.

     We also entered into an interconnect agreement with Polkomtel on December 17, 1997, that provides

Polkomtel subscribers direct access to our network and our subscribers direct access to the Polkomtel's network on a symmetric billing basis whereby we pay each other an agreed upon charge for the time our respective subscribers use each other's network.

     In addition, in 1999 we entered into an agreement with Netia Telekom, a fixed-line service provider, and in 2000 we entered into interconnect agreements with Telefonia Lokalna, El-Net and Petrotel, which are additional fixed-line service providers.

     We also have contracted with Ericsson to construct an SDH network in order to minimize the use of leased lines. We believe that, when completed, our SDH network will reduce cost of sales and dependence on external suppliers. Construction of the initial phase of our backbone network began in November 1998 and was opened in January 2001, see Item 5. "Operating and Financial Review and Prospects". The backbone transmission network will reduce but not eliminate our need for leased lines and interconnection fees, as our backbone transmission network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Further, we will have to continue to interconnect with TPSA to provide international coverage. In addition, we successfully petitioned to amend our GSM 900 to waive the requirement to utilize lines leased from TPSA in conducting GSM 900 operations. Our GSM 1800 Licenses contains no such requirement to use only TPSA leased lines.

ORGANIZATIONAL STRUCTURE

     On June 17, 1997, PTC International Finance B.V. was incorporated as a finance company under the laws of The Netherlands for the purpose of issuing the 10 3/4% Notes. PTC International Finance B.V.'s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. is our wholly-owned subsidiary and has no subsidiaries of its own.

     On November 5, 1999, PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of The Netherlands, both in connection with issuance of the 11 1/4% Notes. PTC International Finance (Holding) B.V.'s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. PTC International Finance II S.A.'s issued and outstanding share capital consists of 125 fully-paid shares with a par value of E1,000, all of which are beneficially owned by PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries.

     The consolidated financial statements include our Financial Statements and our wholly-owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

PROPERTY, PLANTS AND EQUIPMENT

     Our principal properties consist of telecommunications network infrastructure and related buildings throughout Poland. The majority of base station sites are leased for a minimum period of five to ten years. As of December 31, 2000, we had entered into lease agreements for 3,722 base station sites. We have a financial lease for our main office space in Warsaw and operating leases for office space in Katowice, Poznan, Gdansk and Krakow. We also lease each of our retail stores.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     The following section should be read in conjunction with Item 3. "Key Information -- Selected Financial Data", Item 8. "Financial Information" and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 31 to the Financial Statements as of and for the year ended

December 31, 2000. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements, audited by Arthur Andersen Sp. z o.o., independent auditors.

OPERATING REVIEW

     PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

     In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

     In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. We expect to begin offering these services in 2003.

     The following table sets forth key business indicators:

                                                                 AS OF AND FOR THE YEARS
                                                                    ENDED DECEMBER 31,
                                                            ----------------------------------
                                                               2000         1999        1998
                                                            ----------    ---------    -------
SUBSCRIBERS:
Gross subscribers additions...............................   1,592,159    1,336,043    612,778
Churn (%).................................................        23.7         28.4       26.2
Net subscriber additions..................................   1,051,505      970,735    485,561
Total subscribers.........................................   2,802,980    1,751,475    780,740
of which:
  Post-paid subscribers...................................   2,032,726    1,386,320    597,482
  Pre-paid subscribers....................................     770,254      365,155    183,158
Growth of total subscriber base from prior year end (%)...          60          124        164
TRAFFIC:
Average monthly minutes of use............................         159          180        217
Average monthly number of SMSs............................         7.1          2.9        0.8
Average monthly revenue per user (PLN)....................         127          159        227
  Change from prior year (%)..............................         (20)         (30)        (7)
Coverage of GSM cellular network in Poland:
  Geographical area covered (%)...........................        93.6         84.4       80.0
  Population covered (%)..................................        98.6         95.0       91.0

FINANCIAL REVIEW

FACTORS AFFECTING REVENUES

Overview

     We are the largest GSM wireless telephony services provider in Poland with approximately 2.8 million subscribers, a 41.8% share of the total Polish wireless market and a 42.5% share of the total Polish GSM market, in each case, as of December 31, 2000. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses. As of December 31, 2000, our GSM network covered approximately 93.6% of the geographic area of Poland, representing approximately 98.6% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 28 dealers with 965 points of sale, a direct sales force of 93 representatives and a national network of our own 63 retail outlets.

     The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of pre-paid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease. We believe that the anticipated decrease in revenues from handset sales will substantially result from an anticipated continued decrease in the retail price of handsets, rather than from a reduction in the number of handsets sold.

     Our revenues depend on the number of subscribers, call volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and call volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twelve-month period by the increase in our pre-paid subscriber base.

     Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer GPRS-based data services in late 2001 and UMTS services in early 2003. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

     The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

     New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

     During 2000, we attracted 1.6 million new subscribers and increased our total net subscriber base by 60% to 2,802,980 subscribers as of December 31, 2000 from 1,751,475 subscribers as of December 31, 1999. These 2.8 million subscribers consisted of approximately 72.5% post-paid subscribers and 27.5% pre-paid subscribers.

     During 1999, we attracted 1.3 million new subscribers and increased our total net subscriber base by 124% to 1,751,475 subscribers as of December 31, 1999 from 780,740 subscribers as of December 31, 1998. These 1.75 million subscribers consisted of approximately 79.2% post-paid subscribers and 20.8% pre-paid subscribers.

     During 1998, we attracted 0.6 million new subscribers and increased our total net subscriber base by 164% to 780,740 subscribers as of December 31, 1998 from 295,179 subscribers as of December 31, 1997. These 0.78 million subscribers consisted of 76.5% post-paid subscribers and 23.5% pre-paid subscribers.

     In 2000, the overall Polish wireless market grew by 71.0% to approximately
6.8 million subscribers, representing an approximate 17.6% penetration of Poland's total population.

     As of December 31, 2000, our subscriber base represented approximately 41.8% of the total Polish wireless market or 42.5% of the total Polish GSM market, making us the leader among wireless services providers in Poland.

Churn Rate

     "Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period.) Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period.

     We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also recently launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

     The average monthly churn rate for 2000 was 2.0% compared to 2.5% as an average for 1999 and 2.2% for 1998. The churn rate for post-paid subscribers was 2.0% in 2000 compared to 2.3% for 1999 and 2.0% for pre-paid subscribers compared to 3.2% for 1999.

     In November 2000, while building our new strategy towards customers, we changed the disconnection terms for pre-paid users from 6 to 12 months which followed the market, following the established practice of our two competitors.

     We believe that the dropping churn rates over the last twelve months were the result of our Loyalty Program, new tariff plans, market segmentation and value-added services, which we believe reflects our subscribers' satisfaction and the high quality of our services and shows commitment to providing our subscribers with the best service in the Polish market.

     The most significant cause of our increase in churn in 1998 and 1999 was our policy to terminate subscribers for non-payment of bills in accordance with their contractual obligations. As is the case in a number of emerging market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential individual subscribers. While every new subscriber must satisfy certain standard documentation requirements, we monitor the usage of our subscribers that exceed pre-assigned credit limits or fail to pay their bill to better measure creditworthiness after activation. In 1999 and 2000, we also strengthened our billing and collection systems, thereby increasing the ability to identify subscribers who should be terminated from our services. We also believe that the growing proportion of pre-paid subscribers in our overall subscriber base may increase our churn rate because pre-paid subscribers are not contractually bound to continue to use our services.

Subscriber Mix

     Our revenues are also affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. These calls also tend to be longer in duration than those made by our pre-paid subscribers. In addition, our post-paid subscribers make more calls than they receive as compared to our pre-paid subscribers. Furthermore, post-paid business subscribers generally have higher lifetime average subscriber values than non-business post-paid subscribers for reasons similar to those given above. Our subscriber base currently consists of 27.5% pre-paid subscribers. We expect the number of our pre-paid subscribers to increase in the future, which may result in a continued decline in ARPU in respect of voice services. In November 2000, we refocused our marketing efforts to tailor them to the different elements of our subscriber mix.

     With the introduction of GPRS and UMTS services we expect to be able to address an additional subscriber segment with "Machine to Machine" or telematic services. These services would be tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

     We launched a set of new tariffs on November 15, 2000 to better suit the market needs. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, El-Net, Netia and other fixed-line operators.

Minutes of Use

     The average number of Minutes of Use, or MOUs, per month in 2000 were 159 compared to 180 minutes and 217 minutes in 1999 and 1998, respectively. In 2000, the average number of MOUs per month was 180 minutes for post-paid subscribers and 92 minutes for pre-paid subscribers. There is no similar breakdown in 1999 as we only started preparing these breakdowns in 2000. The decrease in minutes of use is the result of increasing penetration and the increasing number of lower-end subscriptions joining our network. However, we stimulate usage by bundling a number of free minutes into the monthly fee and we believe that the introduction of new tariff plans will increase the usage of the existing subscriber base.

Short Message Services

     The average number of Short Message Services, or SMS, was 7.1 SMSs per subscriber per month in 2000 compared to 2.9 and 0.8 SMSs per subscriber per month in 1999 and 1998, respectively. In 2000, the average number of 7.1 SMSs per subscriber per month was comprised of 7.7 SMSs per post-paid subscriber and
5.0 SMSs per pre-paid subscriber. There is no similar breakdown in 1999 as we only started preparing these breakdowns in 2000. The increase in 2000 was primarily due to the introduction of SMS services to our pre-paid subscribers, as well as to increased knowledge about our SMS services among our subscribers and the success of our marketing and promotional campaigns.

     We believe that the number of SMSs will increase during 2001, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

     For the year ended December 31, 2000, overall Average Revenue Per User Per Month, or ARPU, decreased to PLN 127 from PLN 159 and PLN 227 in 1999 and 1998, respectively. These decreases were the result of lower average number of minutes of use per month and lower revenues per minute from our post-paid subscribers. In addition, these decreases were the result of lower revenues per new user among our post-paid subscribers combined with an increasing proportion of pre-paid subscribers within our total subscriber base, use of promotional airtime rates and, from November 2000, the introduction of new tariff plans.

     In 2000, ARPU in respect of post-paid subscribers was PLN 153 and ARPU in respect of pre-paid subscribers was PLN 44. There is no similar breakdown for previous years as we only started preparing these breakdowns in 2000. We believe that ARPU will decrease slightly as a result of the introduction of our new tariff plans that include a number of free minutes and short messages.

FACTORS AFFECTING EXPENDITURES

     The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

     Our cost of sales includes:

     - costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     - amortization and depreciation charges associated with licenses fees and fixed assets;

     -  other external services;

     - payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     - commission payments to the dealers and sales force associated with subscriber acquisition; and

     - payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

     We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

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

     To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into an interconnection agreement with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

     Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect with TPSA to provide international connections.

     In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the expected introduction of GPRS services in 2001 and UMTS services in 2003, we expect to begin to incur significant additional costs of sales that we will incur in our efforts to increase average revenue per user through the provision of new enhanced data-based services.

     These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from 2003, amortization charges for the UMTS License.

Operating Expenses

     Our operating expenses consist of:

     - selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     - administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

RESULTS OF OPERATIONS

Net Sales

     Total net sales increased by approximately 40.1% to PLN 3,632.4 million in 2000 from PLN 2,592.1 million in 1999, which in turn reflected an increase of approximately 60.9% from PLN 1,610.8 million in 1998. Total net sales consist of service revenues or fees and sales of telephones and accessories.

     Service Revenues and Fees. Service revenues and fees increased by 46.2% to PLN 3,463.0 million in 2000 from PLN 2,369.4 million in 1999, which in turn reflected an increase of 63.9% from PLN 1,445.3 million in 1998. Service revenues and fees represented 95.3% of total net sales in 2000 compared to 91.4% in 1999 and 89.7% in 1998.

     The increase in 2000 compared to 1999 was due primarily to an increase in the number of subscribers of approximately 60% to approximately 2.8 million subscribers as of December 31, 2000 from approximately 1.8 million subscribers as of December 31, 1999. We believe that the substantial increase in our subscribers was primarily due to the success of our marketing efforts in attracting new customers in a dynamic market. This increase was partially offset by:

     - a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee;

     - a shift in the mix of out-bound calls to in-bound calls, the revenue from which is less than the revenue from out-bound calls; and

     -  a decrease in the average monthly number of mou.

     The increase in 1999 compared to 1998 was due primarily to an increase of approximately 124% in the number of subscribers during this period. This increase was partially offset by a decline in the average rate per mou and in the average monthly number of mou.

     ARPU decreased to PLN 127 in 2000 from PLN 159 in 1999, which in turn was a decrease from PLN 227 in 1998.

     Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 23.9% to PLN 169.5 million in 2000 from PLN 222.6 million 1999, which in turn reflected an increase of 34.5% from PLN 165.5 million in 1998. Revenues on sales of telephones and accessories represented 4.7% of total net sales in 2000 compared to 8.6% in 1999 and 10.3% in 1998.

     As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that a substantial amount of future sales and margins will come from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets and accessories will continue to have a decreasing impact upon our results of operations.

     The decrease in 2000 compared to 1999 was due primarily to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. This decrease took place notwithstanding increased handset sales as a result of an increase in gross additions of new subscribers in 2000 compared to 1999. This decrease in sales of telephones and accessories was partially offset by a change in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers, whose handsets are generally not subsidized.

     The increase in 1999 compared to 1998 was due primarily to an increase in the number of handsets sold during this period due to an increase in gross additions, notwithstanding a decrease in the average retail price of handsets due to higher subsidies.

Cost of Sales

     Total cost of sales increased by 35.3% to PLN 2,250.4 million in 2000 from PLN 1,662.9 million in 1999, which in turn reflected an increase of 75.3% from PLN 948.4 million in 1998. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

  Cost of Services Sold. Costs of services sold increased by approximately 47.6% to PLN 1,386.3 million in 2000 from PLN 939.0 million in 1999, which in turn constituted an increase of approximately 53.0% from PLN 613.9 million in 1998.

     The increase in cost of services sold in 2000 compared to 1999 was due primarily to:

     - a 85.1% increase in depreciation and amortization charges to PLN 476.0 million in 2000 from PLN 257.1 million in 1999;

     - a 46.0% increase in other external services (mainly network maintenance fees) to PLN 247.5 million in 2000 from PLN 169.5 million in 1999;

     - an increase in wages and salaries of network support staff, which we include in cost of sales; and

     - an increase in leased line and interconnection expenses as a result of increased call volumes. The introduction of our SDH backbone and the lower leased line tariffs charged by TPSA have since lowered our leased line and interconnection expenses.

     The increase in cost of sales in 1999 compared to 1998 was primarily due to reasons similar to those described above for the increase in cost of services sold in 2000.

  Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 140.3 million, or 19.4%, to PLN 864.1 million in 2000 from PLN 723.8 million in 1999. This increase was due primarily to increased sales of handsets resulting from increased gross additions.

     Cost of sales of telephones and accessories increased by PLN 389.3 million, or 116.4%, to PLN 723.8 million in 1999 from PLN 334.5 million in 1998. This increase was due primarily to increased sales of handsets resulting from increased gross additions.

Gross Margin

     Gross margin was 38.0% in 2000, 35.8% in 1999 and 41.1% in 1998.

     The increase in gross margin in 2000 compared to 1999 was primarily due to the substantial increase in gross subscriber additions during this period and resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers.

     The decrease in gross margin in 1999 compared to 1998 was primarily due to increased losses resulting from significantly increased sales of telephones and accessories, which were not supported by a corresponding increase in revenues on service and revenues during the same period. These increased sales of telephones and accessories were the result of an aggressive promotional campaign to attract new subscribers that we undertook in 1999.

Operating Expenses

     Operating expenses increased by 25.1% to PLN 766.0 million in 2000 from PLN 612.6 million in 1999, which in turn reflected an increase of approximately 60.7% from PLN 381.3 million in 1998. Operating expenses consist of selling and distribution costs and administration and other operating expenses. Operating expenses decreased as a percentage of revenues to 21.1% in 2000 from 23.6% in 1999. Operating expenses as a percentage of revenues in 1999 were substantially the same as in 1998, which were 23.7%.

     Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were 15.9%, 17.5% and 17.2% in 2000, 1999 and 1998, respectively. In absolute terms selling and distribution costs increased by 26.7% to PLN 576.3 million in 2000 from PLN 454.8 million in 1999, which in turn represented an increase of 64.1% from PLN 277.1 million in 1998. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers.

     The decrease in selling and distribution costs as a percentage of total net sales in 2000 compared to 1999 was primarily due to the decreasing number of gross additions as a proportion of our total subscriber base. The increase in selling and distribution costs in absolute terms in 2000 compared to 1999 was primarily due to significant increases in advertising costs related to marketing efforts associated with the introduction of our new tariff plans and the development of a revised business strategy, as well as to an increase in our sales force resulting in related increases in salaries and wages.

     Selling and distribution costs as a percentage of total net sales in 1999 compared to 1998 were essentially flat at 17.5% in 1999 and 17.2% in 1998, the increase in selling and distribution costs in absolute terms in 1999 compared to 1998 was primarily due to increased advertising costs and an increase in provisions for bad debt.

     Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 5.2%, 6.1% and 6.5% in 2000, 1999 and 1998, respectively. Administration and other operating costs increased by approximately 20.3% to PLN 189.7 million in 2000 from PLN 157.8 million in 1999, which in turn represented an increase of 51.5% from PLN 104.2 million in 1998.

     The decreases in administration costs, as a percentage of total net sales, in 2000 compared to 1999 and in 1999 compared to 1998 were primarily due to increases in gross subscriber additions in these periods and resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers. The increase in administration and other costs in absolute terms in 2000 compared to 1999 was primarily due to increases in wages and salaries and in social security expenses. The increase in administration and other operating costs in absolute terms in 1999 compared to 1998 was primarily due to increases in wages and salaries and in social security expenses and in external services to support growth.

Operating Profit

     Due to the above factors, operating profit was PLN 616.0 million, PLN 316.7 million and PLN 281.1 million in 2000, 1999 and 1998, respectively, and operating margin was 17.0%, 12.2% and 17.5% in 2000, 1999 and 1998, respectively.

Financial Expenses

     Interest and other financial costs, net, were PLN 489.5 million in 2000, as compared to PLN 398.3 million in 1999 and PLN 165.8 million in 1998. Financial expenses primarily arise from interest expenses on our 1997 Bank Credit Facility, the Existing Notes, capital lease obligations for our head office and foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated loans and accounts payable.

     In 2000, net interest expenses were PLN 501.6 million, as compared to PLN 247.5 million in 1999 and PLN 123.8 million in 1998. The increase in net interest expenses in 2000 was the result of the first full year impact of interest due on the 11 1/4% Notes we issued in late 1999. The increases in 1999 and 1998 were the result of the increase in interest costs in 1999 and 1998 due to increased amounts outstanding under our 1997 Bank Credit Facility. Net interest expense as a percentage of total revenue was 13.8%, 9.5% and 7.7% in 2000, 1999 and 1998, respectively.

     We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

     The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. During 2000, the Zloty fluctuated significantly against the U.S. dollar and Euro. After depreciating significantly in the middle of 2000, during the fourth quarter the Zloty recovered all the ground lost earlier in the year to finish the year at the rate of approximately U.S.$1 = PLN 4.14, while the Zloty strengthened against the Euro to E1 = PLN 3.85 on December 31, 2000. The year end exchange rates resulted in a net foreign exchange gain of PLN
12.0 million in 2000, compared to a net foreign exchange loss of PLN 150.7 million in 1999 and PLN 42.0 million in 1998.

     In early 2000, we introduced a foreign exchange risk management and hedging policy, which consisted of three elements:

     - changing of the invoicing currency with our main suppliers with respect to part of our purchases to Zloty, thereby removing the balance sheet foreign exchange risk;

     -  increasing the portion of our debt in Zloty; and

     -  hedging our cash outflows on a twelve month rolling basis.

     We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

Taxation Charge

     The profit before taxation amounted to PLN 126.4 million in 2000, compared to the loss before taxation of PLN 81.6 million in 1999 and the profit before taxation of PLN 115.3 million in 1998. In 2000, we had a tax charge of PLN 28.8 million in 2000 compared to the tax charge of PLN 40.9 million in 1999, and PLN
109.8 million in 1998. For the numerical reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates, see Note 12 to the Financial Statements for the year ended December 31, 2000, 1999 and 1998.

     In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, which are the most significant component of the total deferred tax liability of PLN 134.5 million as of December 31, 2000, as compared to a deferred tax liability of PLN 102.5 million as of December 31, 1999. We also recorded a deferred tax asset relating to the future probable realization of accrued expenses and tax loss carry forwards of PLN 78.6 million as of December 31, 2000, compared to the balance of deferred tax assets of PLN 75.2 million as of December 31, 1999.

INFLATION

     Inflation has not had a significant effect on our operations or financial condition during the twelve months ended December 31, 2000. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, mainly labor costs, are inflation sensitive.

LIQUIDITY AND CAPITAL RESOURCES

     We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     - capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

     - payment of license payables, including significant UMTS License payables;

     -  debt service requirements relating to existing debt; and

     -  UMTS start-up expenses.

     Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

     Primary sources of financing available to us consist of the following:

     -  cash flow from operating activities;

     -  financing from banks; and

     -  certain qualifying technical equipment, or QTE, leases.

     On February 20, 2001, we entered into the Bank Credit Facilities, which refinanced the 1997 Bank Credit Facility entered into in December 1997. Pursuant to the terms of the Bank Credit Facilities, drawdowns can be made in a number of currencies, including Zloty. The proceeds of the Bank Credit Facilities could be used to finance ongoing working capital requirements and GSM-network related capital expenditures. In addition, they could be used to finance two-thirds of the initial installments to be paid in connection with the UMTS License due before December 20, 2001. There are, however, restrictions on the utilization of the proceeds to finance capital expenditure, working capital and operating expenses related to the UMTS network in amounts in excess of E 25 million. We are required to submit a UMTS business plan to the lenders under our Bank Credit Facilities. If the lenders approve such plan, we will have no limits on our capital expenditure on our UMTS network. If we elect to refinance, which we must do within nine months after notifying the lenders, we are restricted to spending no more than E 75 million from the Bank Credit Facilities on capital expenditure, operating expenses and working capital on our UMTS network. In such circumstances, remaining amounts available under the Bank Credit Facilities would still be able to be used for appropriate non-UMTS related purposes. We are in default of one of the provisions of the Bank Credit Facilities requiring the delivery of our UMTS business plan to the lenders under these facilities, and are unable to borrow under these facilities until such default is cured. We believe, however, that until we submit our UMTS business plan to the lenders, we have sufficient funds to operate our businesses and should not require amounts to be drawn from the Bank Credit Facilities. See Item 13. "Defaults, Dividend Arrears and Delinquencies". See "-- Risks Related to Obtaining the Necessary Financing for Making the Capital Expenditures on our UMTS Network".

     We also face a risk that we will have to repay the Bank Credit Facilities if a court in Warsaw does not register our Polish asset pledge in favor of the lenders. See Item 3. "Key Information -- Risk Factors".

     On March 30, 2001, we entered into a senior subordinated bridge loan facility with Deutsche Bank AG London, pursuant to which we borrowed E28 million. We used the proceeds from this loan to fund one-third of the March 31, 2001 installment of our UMTS License.

     We expect to continue to rely upon these sources of liquidity and capital resources in the future. We are also taking into consideration several options to finance, if necessary, our UMTS business plan.

     We believe that, although the proceeds from the Bank Credit Facilities, together with anticipated cash from operations, will provide a significant portion of the financing required to implement our business plan, we will need to raise additional financing.

Cash Flow from Operating Activities

     Net cash generated from operating activities during 2000 was PLN 684.9 compared to PLN 350.0 million in 1999 and PLN 172.6 million in 1998. Non-cash provisions and net non-operating items for the same periods were PLN 1,092.1 million, PLN 828.4 million and PLN 381.6 million, respectively. These principally reflect depreciation, amortization, provisions for doubtful debtors, foreign exchange losses/gains and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 114.0 million in 2000, compared to PLN 275.3 million in 1999 and PLN 171.9 million in 1998. The improvement in 2000 was primarily due to improved management of subscriber receivables and inventory. The increase in 1999 was the result of a rapid increase in gross subscriber additions, and the concurrent increase in inventory.

Cash Used in Investing Activities

     Net cash used in investing activities was PLN 1,555.1 million in 2000, compared to PLN 1,835.6 million in 1999 and PLN 1,013.5 million in 1998. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 1,434.9 million, PLN 985.3 million and PLN 966.6 million during 2000, 1999 and 1998, respectively. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of deferred payment terms on certain purchases of equipment.

     In 2000, we paid the installments for the GSM 900 and 1800 Licenses and we also paid the first installment for the UMTS License. We paid the equivalent of E34.3 million for the GSM 900 License, the equivalent of E16.7 million for the GSM 1800 License and E10 million for the UMTS License.

     In 2001, we are required to pay the Zloty equivalent of E56.1 million as the last GSM 900 License installment and E16.7 million as the next installment on our GSM 1800 payment. We will also pay the equivalent of E250 million in UMTS License fees in three installments. The first of these installments on the UMTS License fee was financed with the Bank Credit Facilities and a bridge loan facility in the aggregate amount of E83 million and we expect the remaining balance to be financed from the Bank Credit Facilities and other sources of financing, which may include cash flow from operations.

     In addition, we are required to pay the equivalent of E16.7 million for the GSM 1800 License in 2002 and E390 million for the UMTS License over the period from 2005 to 2022.

     We also expect that our level of capital expenditures will remain significant for at least the next five years, and possibly longer, as we continue to expand network capacity, coverage and quality in order to expand services offered under the GSM and the UMTS Licenses.

Cash Flow from and used in Financing Activities

     Net cash used in financing activities was PLN 195.5 million in 2000, compared to net cash from financing activities of PLN 2,604.0 million in 1999 and PLN 618.4 million in 1998. These amounts reflect the net proceeds from the 1997 Bank Credit Facility in 1998, the issuance of the 11 1/4% Notes, additional proceeds from the 1997 Bank Credit Facility and proceeds from shareholders' loans in 1999. The amount in 2000 resulted primarily from the partial repayment of the 1997 Bank Credit Facility. In addition, we entered into a finance lease relating to our new headquarters building in March 1997, with future minimum lease payments as of December 31, 2000 of PLN 429.1 million over 15 years.

Capital Expenditure for Tangible Assets

     The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks.

     Capital expenditures, reflecting additions to tangible assets, during 2000 totaled approximately PLN 1,333.9 million, representing an increase of 16% from PLN 1,146.9 million in the previous year that in turn represents an increase of 13% from PLN 1,013.6 million in 1998. The growth in subscribers numbers has necessitated capital expenditures on the network infrastructure as well as on coverage and quality rollout activity.

     As a result of our rollout strategy, our network, as of December 31, 2000, comprised 4,104 base stations, 25 mobile switching centers and almost 2,600 km of SDH backbone. The cost of the SDH backbone constructed to date was approximately PLN 159.4 million.

     As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over the next few years. We have budgeted our 2001 capital network investments at approximately PLN 1,587.0 million. We expect our capital expenditures to total approximately PLN 6 billion to PLN 7 billion between 2002 and 2005, of which approximately 50% is expected to relate directly to our UMTS network build-out costs.

     Our other capital expenditures related principally to investments in information technology. In 2000, we invested PLN 179.6 million in information technology, including computer equipment for new call centers.

Capital Expenditure for Intangible Assets

     Capital expenditure for intangible assets consists primarily of GSM 900, GSM 1800 and UMTS License fees. The cost of UMTS License will be the most substantial element of the cash used for capital expenditures for intangible assets in 2001. License costs are mainly capitalized at the net present value of the payments due, plus the cost of interest and foreign exchange losses capitalized during the development period. We do not expect to make any additional license purchases at this time.

RESEARCH AND DEVELOPMENT PROGRAMS

     We currently do not run any research and development programs.

TREND INFORMATION

     In our market, the number of subscriber connections is greater during the second half of the calendar year than during the first half. This is primarily due to increased sales during our anniversary promotions in September and the Christmas season. Therefore, our fees revenues and revenues from telephones and accessories, and the aggregate cost of sales of telephone and accessories and dealer commissions, have been greater during the second half of the calendar year than during the first half. It is difficult, however, to predict the seasonality of subscriber connections in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

SUPERVISORY BOARD

     The Supervisory Board is currently comprised of nine members, four of whom are appointed by Elektrim Telekomunikacja Sp. z o.o. and four are appointed by DeTeMobil. The remaining member is elected at the Shareholders' Meeting. The Supervisory Board actively monitors our business, appoints the members of the Management Board and establishes rules of procedure for the Management Board. In addition, our Shareholders' Agreement provides that the Supervisory Board is responsible for approving certain important decisions of the Management Board.

     Certain actions by our Supervisory Board require the unanimous approval of all board members appointed by the Operating Parties. See Item 7. "Major Shareholders and Related Party Transactions -- Related Parties

Transactions -- Shareholders' Agreement" and Item 10. "Additional Information -- Memorandum and Articles of Association".

     Members of the Supervisory Board have not changed since DeTeMobil's acquisition of MediaOne in the second quarter of 2000.

     Set forth below are the names of the current members of our Supervisory Board, information as to how or by whom they were appointed, and the year in which each such member was first appointed, followed by a short biography of each such member.

                                                                                  MEMBER OF
                                                                              SUPERVISORY BOARD
NAME                                                          APPOINTED BY          SINCE
----                                                          ------------    -----------------
Jacek Walczykowski (Chairman)...............................  Elektrim              1999
Moritz Gerke (Deputy Chairman)..............................  DeTeMobil             1997
Marian Dabrowski (Secretary)................................  Independent           2000
Jan Kolodziejczak...........................................  Elektrim              1999
Michael Gunther.............................................  DeTeMobil             1997
Dariusz Oleszczuk...........................................  Elektrim              2000
Dieter Schumacher...........................................  DeTeMobil             2000
Klaus Tebbe.................................................  DeTeMobil             2000
Krzysztof Stefanowicz.......................................  Elektrim              2000

     Jacek Walczykowski is General Legal Counsel and Deputy General Director of Elektrim and Chairman of the Supervisory Board. He holds a Master's degree in Law and was in legal practice from 1979 to 1999. Mr. Walczykowski is also a member of the Supervisory Boards of Mostostal Warszawa S.A., Elektrim Kable Polskie S.A., Elektrim Motor S.A. and Penetrator S.A., and is the President of the Management Board of Elektrim Telekomunikacja Sp. z o.o.

     Moritz Gerke has been the Senior Executive Director and Head of the Central and Eastern European and Middle Eastern Regions of DeTeMobil since 1995. Prior to his current position, Mr. Gerke worked for Marcam GmbH as the General Manager of Business Development Japan from 1994 to 1995 and as the Managing Director of the Central and Eastern European Region from 1991 to 1995. Additionally, he held various positions with HP GmbH from 1982 to 1990. Mr. Gerke has a Master's degree in electrical engineering. He also is a member of the Supervisory Boards of Matav RT (Hungary), Magyarcom GmbH (Germany), Barak (Israel), Dial (Israel), Radiomobil (Czech Republic), Cmobil (Netherlands) and Detesat (Germany).

     Marian Dabrowski is a Deputy General Director of Elektrim and was nominated as member of the Telecommunications Council by the Prime Minister of Poland in February 2001. He also serves as a Member of the Information Society Forum. Mr. Dabrowski holds a Master's of Science degree and a Ph.D. in the field of data communications from Warsaw University of Technology and Telecommunications. Mr. Dabrowski was the director of the Telecommunications Institute of Warsaw University of Technology and Telecommunications from 1975 to 1983. He also worked as an Advisor to the Ministry of Telecommunications from 1990 to 1991 and from 1994 to 1997. He was a Chairman of the Tender Committee for the GSM 900 and GSM 1800 licenses. Mr. Dabrowski was a member of the Supervisory Board of TPSA in 1996/97.

     Jan Kolodziejczak holds a Master's degree in Engineering. Until March 27, 2001, he was Chairman of the Supervisory Board of Elektrim. Mr. Kolodziejczak was also General Director of Teletra Poznan (a telecommunications company).

     Michael Gunther is the Chief Financial Officer of Deutsche Telekom in Germany. Previously, Mr. Gunther served as the Chief Financial Officer of the Business Customer Division of Deutsche Telecom AG and Deutsche Telekom Systems GmbH. Mr. Gunther holds a degree in Business Administration from the University of Hamburg. Additionally, Mr. Gunther is also a member of the Supervisory Boards of One 2 One Personal Communications Limited (UK), Max Mobil Telekommunikation Service GmbH (Austria) and RadioMobil a.s. (Czech Republic).

     Dariusz Oleszczuk is a Partner at the law firm Salans Hertzfeld & Heilbronn and Managing Partner of its Warsaw office. He practices in the following areas: telecommunications, IT and media, corporate law, mergers and acquisitions. Mr. Oleszczuk graduated from Warsaw University (Master of Law, magna cum laude, 1979), was qualified as a Judge in 1982 and admitted as a legal adviser in Poland in 1983. He is currently an Arbitrator of the Court of Arbitration at the Polish Chamber of Commerce.

     Dieter Schumacher is head of Mergers and Acquisitions, PMI Support for the Eastern European Region of Deutsche Telekom in Bonn. After completing a degree in engineering (Dipl.-Ing. Allgemeine Elektrotechnik) at the technological high school in Aachen, he began his career at Deutsche Bundespost in 1970 at the Planning & Controlling unit of the Euskirchen Branch Office. In 1978 Mr. Schumacher began working at the Ministry of Post and Telecommunications within the Planning Department for Human Resources responsible for engineers. After Deutsche Bundespost became Deutsche Telekom AG, Mr. Schumacher worked as a Product Manager for Mobile Data. In July 1993, he began working at DeTeMobil and, from 1996 until 1999, he was responsible for the Joint Venture Management of PTC at the International Business Development Division. In March 1999, Mr. Schumacher returned to Deutsche Telekom and was appointed Vice President for the Eastern European Region at Deutsche Telekom.

     Klaus Tebbe, Ph.D., has been Chief Marketing Officer at DeTeMobil since August 1, 2000. After graduating with a Master's degree in Business Administration and in Economics, his first vocational experience was in market research and the media industry. After his doctorate in marketing at the University of Cologne, Mr. Tebbe joined Deutsche Telekom's subsidiary Detecon in Bonn as a consultant. While at Detecon, he developed the sales and marketing concept of Deutsche Telekom's mobile phone services. Three years later, after rising to the level of Sales Director in charge of the service provider sales channel, Mr. Tebbe began working at DeTeMobil. From 1994 to 1996 he worked as Business Development Director, with responsibility for acquiring newly tendered GSM licenses abroad. In April 1996, he took over the sole management of RadioMobil a.s. in Prague, now one of three GSM network operators in the Czech Republic. Under his management, RadioMobil was named the most innovative GSM operator at the Cannes 1999 GSM conference.

     Krzysztof Stefanowicz is a Partner at the law firm of Salans Hertzfeld & Heilbronn and Head of its IT and Telecom practice group. His areas of practice also include: general corporate and commercial lending, foreign exchange regulations and fiscal criminal law. He graduated from Warsaw University; Master of Law, summa cum laude and was admitted to the Polish bar in 1990. He is an Assistant Professor at Warsaw University, and was a Visiting Professor in 1991 at Capital University Columbus, Ohio, USA. Mr. Stefanowicz is also a member of the Polish Criminal Law Association.

MANAGEMENT BOARD AND EXECUTIVE OFFICERS

     Set forth below are the names of the current members of our Management Board and Executive Officers, their current position and the year in which each such member was first appointed, followed by a short biography of each such member.

                                                                                       MEMBER OF
                                                                                    MANAGEMENT BOARD
NAME                                                    POSITION                         SINCE
----                                                    --------                    ----------------
Boguslaw Kulakowski....................  Director General                                 1999
Wojciech Ploski........................  Director of Strategy, Marketing & Sales          2000
Wilhelm Stueckemann....................  Director of Network Operations                   1996
Jonathan Eastick.......................  Director of Finance                              2001
Ryszard Pospieszynski..................  Director of Administration                       1996

     Boguslaw Kulakowski is our Director General and was appointed to the Management Board by Elektrim in September 1999. Mr. Kulakowski was formerly our Director of Customer Care, and most recently, our Chief Strategist. Before joining us, he worked as Marketing Director for SAP Polska and a Marketing Consultant for Coca-Cola New York. Mr. Kulakowski is a 1990 graduate of Maria Curie Sklodowska University (Poland), from which he holds a Master's degree in Law. He also holds a Master's degree in Business Administration from New

York State University (USA) and a Master's degree in Business Telecommunications from the Technical University of Delft (The Netherlands).

     Wojciech Ploski is our Director of Strategy, Marketing and Sales. Mr. Ploski began working with us in May 1996 as the Deputy Director of Marketing (Product and Logistics). In September 1997, he assumed the position of Director of Logistics and Sales. Mr. Ploski was one of the main developers of our direct, indirect and retail sales network and of our purchasing department. Prior to joining us, Mr. Ploski worked for the Curtis Company (a television manufacturer) for ten years where he held a variety of positions, including the position of Executive Director of its television factory in Mlawa, Poland and the Commercial Director of Curtis International. Mr. Ploski holds a degree from the Technology, Telecommunications Department of Warsaw University.

     Wilhelm Stueckemann is our Director of Network Operations and was appointed to our Management Board by DeTeMobil in 1996. Mr. Stueckemann has held a variety of positions with DeTeMobil, mainly in the development of GSM businesses and the establishment of a team of engineers responsible for the D-1 network in Germany. Mr. Stueckemann studied electrical engineering in Bielefeld, Germany.

     Jonathan Eastick joined us on March 1, 2001 as our Director of Finance. Prior to joining us, Mr. Eastick had worked since 1998 at Lucent Technologies Poland S.A. as Chief Financial Officer. He also held additional responsibilities as CFO Sales Controller for UMTS commercial offers in Lucent's European, Middle East and African operations. Prior to his tenure at Lucent, Mr. Eastick shaped his career in finance during a five-year assignment with Arthur Andersen in London and Warsaw. From 1995 to 1998 he was Manager of Strategic and Financial Planning at Poland's first cellular operator, PTK Centertel Sp. z o.o. He holds a degree from the London School of Economics and is a UK Qualified Chartered Accountant.

     Ryszard Pospieszynski is our Director of Administration and was appointed by Elektrim to the Management Board in 1996. Previously, Mr. Pospieszynski served as Chairman of FATA Ltd., and the General Director of PHZ Film Polski. He holds a Masters degree in economics from the University of Gadansk (1976) and a Masters degree in business telecommunications from the Technical University of Delft (The Netherlands) (2001).

COMPENSATION

     For the year ended December 31, 2000, we paid an aggregate of PLN 6,670,744 to the members of our Supervisory Board and our Management Board, including compensation for salary, bonuses and pension plans. In addition, some of the members of the Management Board were paid by the respective shareholders which have seconded them.

     There are no pension or benefit plans for the members of our Supervisory and Management Boards.

BOARD PRACTICE

     Members of the Supervisory Board are appointed for a period beginning at the end of the ordinary Shareholders' Meeting at which a resolution is adopted appointing them and serve until the following ordinary Shareholders' Meeting at which a resolution is adopted discharging them, although their appointment may also be extended. The Shareholders' Agreement permits any Operating Party to replace a member of the Supervisory Board it appointed at any Shareholders' Meeting.

     Management Board Members sign three year contracts with us, beginning at the time of their nomination. The payment that we are obliged to pay upon the termination of each contract cannot exceed 15 months of remuneration.

     Executive Officers sign contracts with us for an unspecified time period. The payment that we are obliged to pay upon the termination of each contract cannot exceed 18 months of remuneration. Currently all of our Executive Officers are members of our Management Board.

     In 2000, contracts with two of our former Management Board Members ended. The contract with Mr. Karim Khoja ended in March 2000, as a result of the acquisition of MediaOne by Deutsche Telekom. We terminated our contract with Mr. Stanislaw Majewski in December 2000.

     We have no further commitments as a result of the above or any other terminated contracts.

EMPLOYEES

     As of December 31, 1998, we had 1,730 employees, including 860 in sales, marketing and strategy, 480 in network operations and 390 in finance, administration and general director divisions. Twenty-three employees were secondees from either DeTeMobil or MediaOne, primarily working in network operations.

     As of December 31, 1999, we had 2,606 employees. At the end of 1999, our sales, marketing and strategy department had 1,523 employees, 667 of whom worked in network operations and 416 in finance, administration and general director divisions. Eleven of our employees were secondees from either DeTeMobil or MediaOne.

     As of December 31, 2000, we had 3,090 employees, including 1,842 in sales, marketing and strategy, 823 in network operations and 425 in finance, administration and general director divisions. Four of our employees are secondees from DeTeMobil. All of our employees are located in Poland, mainly at our headquarters in Warsaw but also in regional offices and shops around the country.

     All of our employees, other than our seconded employees, enter into an initial three-month employment contract. After completion of this initial contract, our employees enter into an employment contract of indefinite term subject to termination upon a stated notice period.

     To our knowledge, our employees have not entered into any collective bargaining agreements. We do not have any history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good.

     We do not currently have a pension plan or stock option plans, but the introduction of a pension plan is under consideration.

SHARE OWNERSHIP

     None of our Supervisory Board Members or Executive Officers has any shares or options for shares. We do not currently have a stock option plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding.

                                                              NUMBER OF SHARES    PERCENTAGE OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                         BENEFICIALLY OWNED    BENEFICIALLY OWNED
------------------------------------                         ------------------   --------------------
Elektrim Telekomunikacja Sp. z o.o.(1).....................       226,079                47.9998%
ul. Panska 77/79
00-834 Warsaw, Poland
DeTeMobil Deutsche Telekom MobilNet GmBH...................       105,975                   22.5%
Landgrabenweg 151
53227 Bonn, Germany
MediaOne International B.V.(2).............................       105,975                   22.5%
Foppingadreef 20-22
1102 BS Amsterdam,
The Netherlands
Polpager Sp. z o.o.........................................        18,840                    4.0%
ul. Zurawia 24/4
00-515 Warsaw, Poland
Carcom WARSZAWA Sp. z o.o.(4)..............................         8,949                    1.9%
ul. Panska 77/79
00-526 Warsaw, Poland
Elektrim Autoinvest S.A.(3)................................         5,181                    1.1%
ul. Panska 85
00-834 Warsaw, Poland
Elektrim S.A...............................................             1                 0.0002%
ul. Panska 77/79
00-834 Warsaw, Poland

---------------

(1) Elektrim owns 51% and Vivendi owns 49% of the outstanding shares in Elektrim Telekomunikacja Sp. z o.o.

(2) On March 23, 2000, DeTeMobil acquired 100% ownership in MediaOne.

(3) Elektrim owns 45% of the outstanding capital of Elektrim Autoinvest S.A, but has 51% management control.

(4) Elektrim and Vivendi S.A. each own 50% of the outstanding capital of Carcom WARSZAWA Sp. z o.o.

     On March 23, 2000, MediaOne Group Inc. sold its wholly-owned subsidiary, MediaOne (one of our principal shareholders), to Deutsche Telekom. As a result, Deutsche Telekom currently owns 45% of our outstanding shares: 22.5% directly through DeTeMobil and 22.5% indirectly through the acquisition of MediaOne.

     In August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Prior to August 1999, Elektrim owned 34.1% of the shares. Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3.0% of our total 471,000 outstanding shares) claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement.

     On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 226,079 (47.9998%) of our shares to Elektrim Telekomunikacja Sp. z o.o. Elektrim retained one share (0.0002%) of direct ownership. Notwithstanding the foregoing, at the request of Elektrim, our Management Board filed these changes in our share registry book and filed a new list of shareholders with the Warsaw Regional Court. Two of our five Management Board Members objected, however, to Elektrim's request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board Members, were filed with the Warsaw Regional Court. The updated list of shareholders together with formal statements from the two Board Members' reservations were filed with the Court. Deutsche Telekom sought an injunction with the Warsaw Regional Court to disallow the change in our share registry book and the updated list of shareholders. This was later rejected by the Court on February 16, 2000. Deutsche Telekom has announced that it will appeal this decision.

     Deutsche Telekom also announced in October 1999 the commencement of an arbitration claim at the International Arbitration Court in Vienna against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services.

     We are aware of a dispute between Vivendi and Elektrim relating to the letter of intent referred to above. On February 23, 2001, Vivendi petitioned the Registrar of the London Court of International Arbitration seeking to prevent Elektrim's contemplated sale of these companies to Deutsche Telekom. The outcome of this arbitration is uncertain and may have a material adverse effect on us to the extent that disagreements between Elektrim and Vivendi could prevent them from agreeing as to how they should direct Elektrim Telekomunikacja Sp. z o.o., one of the Operating Parties, as to how it should take decisions as to the operation of our company agreement among shareholders of one of the Operating Parties.

     If the issues relating to Elektrim's announced acquisition are settled in Elektrim's favor, Elektrim will indisputably own, directly or indirectly, 51.0% of our shares. The Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval by the Supervisory Board cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions). The Shareholders' Agreement also requires that at least one member of each of the Operating Parties be in attendance at all Shareholders' Meetings. At the time of Elektrim's announced acquisition of minority shares, the Operating Parties were DeTeMobil, Elektrim and MediaOne, with DeTeMobil and MediaOne each appointing two members to the Supervisory Board and Elektrim appointing four members to the Supervisory Board. As a consequence of the share transfer mentioned above, Elektrim's two seats on the Board will belong to Elektrim Telekomunikacja Sp. z o.o. and MediaOne's two seats on the Board will belong to Deutsche Telekom. The shares of the three other Board Members appointed by our smaller Polish shareholders were part of Elektrim's announced acquisition. Consequently, Elektrim Telekomunikacja Sp. z o.o. will be entitled to appoint two of such members and may be entitled to appoint the third of such members as well. As of the Filing of this Form 20-F, our Operating Parties are DeTeMobil and Elektrim Telekomunikacja Sp. z o.o. See Item 7. "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Shareholders' Agreement". In addition, for a discussion of certain matters relating to the relationship among the shareholders of one of our shareholders, Elektrim Telekomunikacja Sp. z o.o., see Item 3. "Key Information -- Risk Factors".

RELATED PARTY TRANSACTIONS

AGREEMENTS WITH DETEMOBIL

Framework Agreement for Secondment

     Under the DeTeMobil Framework Agreement for Secondment of Employees, dated October 16, 1996, DeTeMobil allows its employees to be seconded to us depending on need, for discrete or extended periods of time for the purpose of assistance with research and management operations. The term of the Framework Agreement for Secondment is one year and it is automatically renewable by either party unless terminated in writing three months prior to the end of the period.

     Under the Agreement, we have the right to request the secondment of an employee of DeTeMobil by specifying the skills needed. We are also given a specified period during which to accept or reject the seconded candidate identified by DeTeMobil and during which we are entitled to interview several other candidates from DeTeMobil for that purpose.

     We have all rights to any inventions developed by the seconded employee alone or together with regular company employees during the time of secondment. We are obligated to compensate DeTeMobil for any seconded employee as well as pay any value-added tax applicable under Polish law. DeTeMobil has the responsibility for meeting any filing requirements associated with applicable tax, social security, procurement of visas and work permits, although we have agreed to assist DeTeMobil with meeting these requirements.

DeTeMobil Framework Agreement

     Pursuant to the DeTeMobil Framework Agreement, dated June 7, 1996, DeTeMobil has provided us with technical, managerial, logistical and administrative know-how support services, including product development and research skills. DeTeMobil also provides us with personnel support in the performance of specific services where requested when possible. The term of the DeTeMobil Framework Agreement is one year and it is automatically renewable unless terminated in writing by either party, three months prior to the end of the period.

     DeTeMobil may not disclose work results with third parties without our consent, but it may use the knowledge, experience and results obtained from any services provided for its own purposes. We also agreed with DeTeMobil that any damage compensation resulting from liability due to gross negligence would be limited to the amount of the specific service order not to exceed DM 500,000.

     Under the DeTeMobil Framework Agreement, compensation for DeTeMobil is provided in Deutschmarks according to daily and monthly fee schedules. The monthly rates are based on 40-hour work weeks. In addition, we pay DeTeMobil for the provision of technical know-how (not including new know-how, the price of which is set forth in service orders). We are also obligated to pay any applicable tax under Polish law.

Billing and Customer Care Upgrade Agreement

     On December 3, 1998, we entered into an agreement with DeTeMobil to provide enhancements to our billing and customer care system (BSCS Pink) which was delivered in 1999. During the year 2000 we signed several annexes to this contract regarding the upgrade of the BSCS Pink system.

Payments

     We incurred the cost of PLN 22.2 million in aggregate for all DeTeMobil services rendered, including roaming settlements in 2000.

AGREEMENTS WITH ELEKTRIM

Elektrim Service Agreement

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

Civil Works Agreement

     On December 15, 1999, we entered into a two-year agreement with Elektrim Volt, one of the companies included under the umbrella of Elektrim's ownership. This agreement is to provide civil works labor in the construction and development of our mobile network.

Elektrim Framework Agreement

     On February 28, 2001, we entered into a Framework Agreement on Cooperation with Elektrim, pursuant to which we are to cooperate with Elekrim in certain telecommunications and Internet activities, as well as the mutual provision of services.

AGREEMENTS WITH MEDIAONE

     All agreements between us and MediaOne listed below were in place for past operating periods and will either continue or will be transitioned to be serviced by DeTeMobil in the future as a result of the March 23, 2000 acquisition of MediaOne by DeTeMobil.

MediaOne Framework Agreement

     On December 13, 1996, we entered into a Framework Agreement with MediaOne under which MediaOne agreed to provide us with marketing and sales assistance. Once we request services, there follows a period during which we must accept or reject MediaOne's offer of service. MediaOne may not use outside contractors and must perform the tasks itself unless the parties agree otherwise. The term of the MediaOne Framework Agreement is one year and it is automatically renewable unless terminated in writing by either party, three months prior to the end of the period.

     We compensate MediaOne for employees seconded from them to us and for specific technical services in accordance with daily and monthly fee schedules. To the extent we agree that MediaOne may engage third parties in the provision of services, we bear the cost of third party services. In addition, we are obligated to pay MediaOne for know-how relating to sales and marketing.

Project Outline Agreement

     We entered into a Project Outline Agreement with MediaOne on April 14, 1997, that sets forth the conditions of cooperation between the parties with respect to the creation, development and delivery of software and related services, and which expires on December 7, 2001. Pursuant to the Project Outline Agreement, MediaOne granted us the exclusive right to use software developed by MediaOne or its subcontractors upon request ("individual software") as well as a non-exclusive license to use software otherwise developed and owned by MediaOne or its subcontractors (the "standard software"). We agreed not to use the standard software to support the operation of third party networks. MediaOne supports the use of individual and standard software provided to us and our employees, including a training program consisting of four courses, a support services help desk, software updates, and problem resolution emergency numbers.

     Under the Project Outline Agreement, we acquired three major software products from MediaOne, in addition to a database that together, form the core of the Telecommunications Management Network System. The system provides access to network information and enhances network management.

Implementation Agreement

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

SHAREHOLDERS' AGREEMENT

     Our original shareholders with a 5% or greater ownership interest, Elektrim, MediaOne, DeTeMobil, Polpager Sp. z o.o., Elektrim-Autoinvest S.A. and Kulczyk Holding S.A. which together held 90.1% of our outstanding ordinary shares, entered into a Shareholders' Agreement dated December 21, 1995. The Shareholders' Agreement was amended on March 11, 1997 pursuant to which Elektrim, DeTeMobil and MediaOne control the Supervisory Board and appoint the senior executive officers. Under the Shareholders' Agreement, certain actions require the unanimous approval of the Operating Parties.

Transfer Restrictions/Call Options

     The Shareholders' Agreement prohibits the holders of our shares from transferring any shares without the prior consent of the Supervisory Board. This consent will be given in cases of transfer of the entire interest of a party to another party if:

     - the transferee assumes any and all obligations of the transferor to us and the other shareholders;

     - the transfer is permitted under the terms of our GSM 900 License and all other applicable laws; and

     - no party can establish by clear evidence that the transfer would result in a material commercial injury to us.

     Notwithstanding the foregoing, Elektrim and Elektrim Autoinvest S.A. may transfer their shares to one of our existing Shareholders, provided that Elektrim retains at least a 26% interest in the company. The Supervisory Board may establish procedures that require the shareholder intending to transfer its shares, to first offer the shares to the remaining shareholders. To date, the Supervisory Board has not established any such procedures.

     Each shareholder who is party to the Shareholders' Agreement (except Elektrim-Autoinvest) has granted the Operating Parties an option to purchase its shares at an exercise price equal to the shareholder's proportionate share of the net asset value of the company plus all capital contributions made after the financial statement date for the last completed fiscal year. The option becomes exercisable when either the shareholder admits in writing that it has materially defaulted or an arbitration court declares the shareholder in material default. A material default occurs, among other events, when the shareholder:

     -  defaults in making a payment for new shares subscribed for in writing;

     -  is in material default of any obligation under the Shareholders'
        Agreement;

     - becomes subject to any liquidation or bankruptcy or settlement or similar proceeding that remains unresolved for thirty days;

     -  files a petition under bankruptcy or similar proceedings; or

     -  admits in writing its inability to pay debts when due.

Control by Operating Parties

     Under the Shareholders' Agreement, the business is managed by a Management Board and controlled by a Supervisory Board, which is authorized to assume the responsibilities and powers of our shareholders meeting to the extent permitted by Polish law.

     Certain actions by us require the unanimous consent of all the Operating Parties. These include:

     - the acquisition of shares of or entry into partnership with another entity;

     -  any extension of the business outside Poland;

     - a change in business purpose from providing 900 MHz GSM services or surrender of the 900 MHz License;

     - the adoption of the business plan, dividend policy, share transfer restrictions, accounting principles and any revisions to the overall strategy;

     - the disposal of assets in excess of PLN 500,000, incurring any debts or financing and granting any mortgage or lien over assets, granting any loan to third parties in excess of an annual aggregate amount of PLN 100,000 or to any individual in excess of PLN 10,000;

     - any change in the competence, voting and rules of procedure of the Supervisory Board and the Management Board restructuring the management; and

     - the entry into any contract for more than one year or any amount in excess of PLN 500,000.

Covenant Not to Compete

     Pursuant to the terms of the Shareholders' Agreement, our Shareholders are prohibited from entering into any GSM business (selling equipment and providing services) in Poland (including businesses involving use of GSM 1800 and similar technology) but may provide other telephony services in Poland. The shareholders are also prohibited from assisting third party competitors, except in the ordinary course of business as currently conducted.

     The Operating Parties may engage in a competing business with the explicit approval of the Supervisory Board.

     All agreements signed with MediaOne are still valid as Media One became a part of Deutsche Telekom.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

     The following information should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. See Note 31 to the Financial Statements as of and for the year ended December 31, 2000. The financial data, presented in accordance with International Accounting Standards, included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements, which has been audited by Arthur Andersen Sp. z o.o., independent auditors. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from our unaudited Financial Statements. In our opinion the Financial Statements, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of our financial data for such period.

STATEMENT OF OPERATIONS DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             2000          1999          1998
                                                          ----------    ----------    ----------
                                                             PLN           PLN           PLN
                                                           (IN THOUSANDS, EXCEPT SUBSCRIBER AND
                                                                     CHURN RATE DATA)
INTERNATIONAL ACCOUNTING STANDARDS
Net sales:
Service revenues and fees...............................   3,462,960     2,369,444     1,445,340
Sales of telephones and accessories.....................     169,460       222,617       165,471
                                                          ----------    ----------    ----------
Total net sales.........................................   3,632,420     2,592,061     1,610,811
                                                          ----------    ----------    ----------
Cost of sales:
Cost of services sold...................................  (1,386,274)     (939,037)     (613,898)
Cost of sales of telephones and accessories.............    (864,149)     (723,814)     (334,516)
                                                          ----------    ----------    ----------
Total cost of sales.....................................  (2,250,423)   (1,662,851)     (948,414)
                                                          ----------    ----------    ----------
Gross margin............................................   1,381,997       929,210       662,397
Operating expenses:
Selling and distribution costs..........................    (576,318)     (454,807)     (277,123)
Administration and other operating costs................    (189,698)     (157,752)     (104,152)
                                                          ----------    ----------    ----------
Total operating expenses................................    (766,016)     (612,559)     (381,275)
                                                          ----------    ----------    ----------
Operating profit........................................     615,981       316,651       281,122
Interest and other financial expenses, net..............    (489,540)     (398,263)     (165,799)
                                                          ----------    ----------    ----------
Profit (loss) before taxation...........................     126,441       (81,612)      115,323
Taxation charge.........................................     (28,790)      (40,891)     (109,807)
                                                          ----------    ----------    ----------
Net income (loss).......................................      97,651      (122,503)        5,516
                                                          ==========    ==========    ==========
U.S. GAAP (UNAUDITED)
Revenues................................................   3,518,959     2,592,061     1,610,811
Cost of sales...........................................  (2,113,063)   (1,656,459)     (948,031)
Operating expenses......................................    (766,016)     (622,027)     (384,860)
Interest and other financial expenses, net..............    (485,364)     (416,487)     (188,564)
Taxation charge.........................................     (33,354)      (37,953)     (108,516)
                                                          ----------    ----------    ----------
Net income (loss).......................................     121,162      (140,865)      (19,160)
OTHER FINANCIAL AND OPERATING DATA
EBITDA (IAS)(1) (unaudited).............................   1,135,686       598,348       439,413
EBITDA (U.S. GAAP)(1) (unaudited).......................   1,150,397       588,880       432,280
Net cash from operating activities......................     684,916       350,012       172,631
Net cash used in investing activities...................  (1,555,075)   (1,835,611)   (1,013,526)
Net cash (used in)/from financing activities............    (195,474)    2,603,992       618,428
Subscribers at end of period............................   2,802,980     1,751,475       780,740
Monthly churn rate (%)(2)...............................         2.0           2.5           2.2

---------------

(1) EBITDA represents operating profit (loss) less depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

(2) The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

BALANCE SHEET DATA

                                                                       DECEMBER 31,
                                                            -----------------------------------
                                                              2000         1999         1998
                                                            ---------    ---------    ---------
                                                               PLN          PLN          PLN
                                                            ---------    ---------    ---------
                                                                      (IN THOUSANDS)
INTERNATIONAL ACCOUNTING STANDARDS
Long-term assets and deferred taxes.....................    6,016,638    4,011,762    2,331,345
Total assets............................................    6,928,738    5,953,964    2,754,401
Long-term liabilities, deferred tax liabilities and
  provisions............................................    4,044,193    4,606,954    1,892,329
Total liabilities.......................................    6,253,527    5,786,158    2,464,092
                                                            ---------    ---------    ---------
Shareholders' equity....................................      675,211      167,806      290,309
U.S. GAAP (UNAUDITED)
Long-term assets........................................    5,989,161    3,969,987    2,283,177
Total assets............................................    7,047,297    5,939,661    2,750,018
Shareholders' equity....................................      609,259       78,343      219,208

LEGAL PROCEEDINGS

INTERCONNECT DISPUTE WITH CENTERTEL

     On September 21, 2000 we submitted to Sad Okregowy w Warszawie XX Wydziaf Gospodarczy (regional court) a citation for payment by Centertel, one of our two direct competitors, for amounts due as the result of the absence of a mutually agreed interconnect agreement. We insisted on the return of benefits received by Centertel from the telecommunications traffic starting at Centertel and finishing in our network. In the period between September 16, 1996 and the date of citation, we performed for Centertel interconnect services in the amount
PLN 17 million. Following art. 405 of the Civil Code, we petitioned for the return of benefits received by Centertel. On December 27, 2000, Centertel answered our suit and on January 25, 2001 we responded to the objections raised in their answer and introduced additional explanations upon the Court's request. The case is ongoing with no court date currently set.

VOICE OVER INTERNET PROTOCOL

     On February 1, 2000, we received a summons from the State Telecommunications and Postal Inspection as a result of an inspection conducted by the agency in January 2000 of our Internet services. The summons ordered us to cease providing international telephone service over the Internet network. In response, we applied for reconsideration of the case, and on February 10, 2000, we received a decision from the Ministry of Communications which rendered the summons invalid. It was determined that we could continue to offer Internet access services for subscribers who have data transmission service until a new regulation was prepared by the Ministry of Communications. On October 3, 2000 the Ministry of Communications issued the new regulation which allowed us to provide international telephone services over the Internet network without any limitations. This regulation was valid until the end of December 2000. Since January 1, 2001 the new Telecommunications Act has been in force and it regulates future Internet access services. The new Telecommunications Act allows all operators in Poland to use the Internet for Voice over Internet Protocol, or VoIP services.

INTERCONNECT DISPUTE WITH TPSA

     We describe an interconnect dispute with TPSA in Item 4. "Information of the Company -- Interconnect Agreements."

PERSONAL DATA PROTECTION

     An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation or suggested changes, it did reveal that we require our subscribers to provide more identification than what the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the court of second instance on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. The case has not been resolved yet. However, if GIODO succeeds, we believe its decision will create additional burdens on our credit background checks on subscribers, which may therefore result in increased credit risks.

ITEM 9.  THE OFFER AND LISTING

MARKETS

     Our 10 3/4% Notes and our 11 1/4% Notes are traded in the over-the-counter market and there is no active public trading market for such securities.

     There is no established trading market for our equity securities.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

     Under Polish law, the memorandum and articles of association of a company are incorporated in a document known as the Formation Deed.

     We were formed on December 20, 1995, as a limited liability company under the name "Polska Telefonia Cyfrowa Spolka z ograniczona odpowiedzialnoscia" for an unlimited duration (Repertory A 20883/95). Our Formation Deed was last amended on September 28, 2000. Article 5 of the Formation Deed describes our business purposes:

     - to conduct activities in the field of telecommunications, and in particular in the field of mobile telephony, data transmission and data communications, as well as all other telecommunications services, including Internet and Internet-related services and fixed telephony; and

     - to conduct industrial, commercial and financial activities which are directly or indirectly indispensable or useful to pursue our purposes, and in particular we may set up branch offices and form companies in Poland or abroad.

SHARE RIGHTS AND RESTRICTIONS

     Our share capital amounts to PLN 471,000,000 and was divided into 471,000 equal and indivisible shares, each with a nominal value of PLN 1,000. The Supervisory Board may require our Shareholders to make additional capital payments.

     Our Formation Deed sets forth the conditions for the sale, transfer, pledge or other disposal of our shares, including:

     -   the requirement of Supervisory Board approval;

     - the circumstances under which shares may be transferred to a shareholder holding more than 20% without Supervisory Board consent, i.e. as a result of a previously approved share pledge;

     - a five-year waiting requirement, effective from the date the GSM 900 License and related permit were obtained, which restricts shareholders holding no more than 5% from transferring their shares; and

     -   the rights of first refusal.

DIRECTORS

     The Supervisory Board currently consists of at least nine members. Each shareholder holding more than 20% is entitled to appoint and dismiss two members. Each shareholder holding more than 40% is entitled to appoint and dismiss four members. The other member is elected at our Shareholders' Meeting. In addition, the Shareholders may revoke the appointment of any member of the Supervisory Board at any Shareholders' Meeting, without giving any reasons therefore, with a simple majority of all votes. The Formation Deed sets forth additional criteria for the appointment of the members. Supervisory Board resolutions are valid provided at least one member appointed by an Operating Party participates in the meeting. A simple majority is sufficient to pass a resolution, unless the Supervisory Board Internal Rules of Procedure provides otherwise.

     The Supervisory Board's responsibilities include the following:

     -  to supervise actively our business;

     -  to approve the business plans and annual budgets;

     - to appoint and recall members of the Management Board, and to determine their compensation;

     - to consent to transactions and actions that require Supervisory Board approval under the Management Board Internal Rules of Procedure;

     -  to review the annual report, balance sheet, etc.;

     -  to appoint auditors; and

     - to decide any other matters delegated to it under the Supervisory Board Internal Rules of Procedure or assigned to it under the Formation Deed, unless these matters were exclusively assigned to the Shareholders' Meeting.

     Pursuant to the Formation Deed, the Supervisory Board has the sole right of supervision of our company.

     The Management Board is appointed and dismissed by the Supervisory Board and is governed by the Management Board Internal Rules of Procedure, as adopted by the Supervisory Board. We are represented by two members of the Management Board acting jointly as set forth in the Formation Deed. The function and responsibility of the Management Board is to manage all aspects of our company, except for those matters reserved for the Supervisory Board or the Shareholders' Meeting.

SHAREHOLDERS' MEETING

     The ordinary Shareholders' Meeting shall be held annually before the end of June. An extraordinary Shareholders' Meeting may be called on the Supervisory Board's request or upon the written request of shareholders holding 10% or more of the share capital. Each share represents one vote and any resolutions, including amendments to the Formation Deed, require the approval of 70% of the share capital, and the approval of all Operating Parties. At a Shareholders' Meeting, the shareholders may also pass a resolution on the redemption of the shares subject to the conditions set forth in the Formation Deed or as defined by law.

     Our shareholders have the following responsibilities:

     - to review and approve the Management and Supervisory Boards' reports, as well as year-end balance sheets and financial statements;

     - to exonerate members of the Management and Supervisory Boards and to determine the remuneration of the Supervisory Board members;

     - to decide on the filing of claims against shareholders or members of the Management or Supervisory Boards;

     -  to resolve to retain or distribute any profits or to cover any losses;

     -  to resolve to increase or decrease the share capital;

     -  to amend the Formation Deed;

     - to decide on the sale or lease of the enterprise or on the granting of the right of use thereof (under Polish law);

     -  to dissolve and liquidate our company; and

     - to decide on any matters within the competence of the shareholders under the Formation Deed or under Polish law.

     It should also be noted that the sale or purchase of real property does not require the approval of the Shareholders' Meeting.

COVENANT NOT TO COMPETE

     Unless expressly approved by the Supervisory Board, which approval shall not be unreasonably withheld, our Shareholders will not compete directly or indirectly with us, or support competing activities of third parties in providing GSM services in Poland other than in the ordinary course of business. Upon the transfer of its shares by or the withdrawal of any Shareholder, the covenant not to compete will continue to apply for five years after the effective date of the transfer or the withdrawal.

CONFIDENTIALITY

     Each shareholder is bound to keep in strict confidence all the technological, financial and commercial information it received and must undertake all indispensable measures to protect such information, unless the information is not considered to be confidential or its disclosure is required under Polish or other laws. The same restrictions apply to us and any information we receive about the shareholders.

MISCELLANEOUS MATTERS

     The fiscal year coincides with the calendar year. In the event of a liquidation, the Shareholders will appoint one or more liquidators. In the event of a dispute which cannot be resolved through negotiations, the Formation Deed permits the use of arbitration.

MATERIAL CONTRACTS

BANK CREDIT FACILITIES

     On February 20, 2001 we entered into the Bank Credit Facilities with Deutsche Bank AG, Deutsche Bank Polska S.A, Dresdner Bank S.A and European Bank for Reconstruction and Development as arrangers.

     The Bank Credit Facilities are comprised of:

     - offshore commitments totalling E387.5 million, under which amounts may be available in Euro, U.S. dollars, Deutschmarks or other freely convertible currencies as agreed to by the lenders; and

     - domestic commitments totalling the Zloty equivalent of E262.5 million, under which amounts may be made available in Zlotys.

     Our ability to borrow funds under the Bank Credit Facilities depends upon the satisfaction of a number of conditions precedent, including customary affirmative covenants and the continuing accuracy of our representations and warranties. The principal amount of the Bank Credit Facilities is required to be repaid and the lenders' commitments thereunder reduced according to the following schedule:

September 30, 2004                                              E32,500,000
December, 31, 2004                                              E97,500,000
March 31, 2005                                                  E130,000,000
June 30, 2005                                                   E130,000,000
September 30, 2005                                              E130,000,000
Fifth anniversary of the contract signing                       E130,000,000

     All borrowings bear interest at a rate per annum equal to London, European or Warsaw Interbank Offered Rate, commonly referred to LIBOR, EURIBOR or WIBOR, or, in certain circumstances when LIBOR, EURIBOR or WIBOR, as applicable, are not available to a lender, its cost of funds, plus in each case an applicable margin that varies with our senior debt to annualized EBITDA ratio (as determined pursuant to the Bank Credit Facilities) and, in the case of any advances made under the offshore funds in sterling through a lender's lending office located in the United Kingdom, any additional cost resulting from such lender's compliance with any mandatory liquid assets requirements of the Bank of England imputed to such lender (and, in the case of The European Bank for Reconstruction and Development, an additional 0.03%).

     The repayment for the loans is secured by substantially all of our assets. See Item 3. "Key Information -- Risk Factors".

BRIDGE FACILITY AGREEMENT

     On March 30, 2001, we entered into a senior subordinated bridge facility agreement (the "Bridge Loan") arranged by Deutsche Bank AG London, pursuant to which it made available to us E28 million. The Bridge Loan is a term loan that matures on March 31, 2006. The Bridge Loan shall bear interest at a rate per annum equal to EURIBOR, plus an applicable margin which shall increase over time and any additional cost resulting from the lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to the lender. As set forth in the agreement, the proceeds of the Bridge Loan were used to fund one-third of the March 31, 2001 installment of the UMTS License fee. We intend to repay the Bridge Loan in full from a portion of the proceeds of this Offering.

SHAREHOLDERS' AGREEMENT

     See Item 7. "Major Shareholders and Related Party Transactions -- Related Party Transactions -- Shareholders' Agreement" for a description of this agreement.

EXCHANGE CONTROLS

     The export or import of capital to or from Poland is regulated by the Foreign Exchange Law of December 18, 1998 (the "Foreign Exchange Law"). With certain exceptions, the Foreign Exchange Law does not require a foreign exchange permit for the transfer of the currency from Poland.

     On June 18, 1997, we were granted a foreign exchange permit by the National Bank of Poland, valid until July 31, 2007, that allowed us to issue a guarantee of amounts payable by PTC International B.V. in respect of the 10 3/4% Notes for an amount up to U.S.$550 million, including amounts payable on redemption, repurchase or at final maturity, interest and any additional amounts, and to transfer amounts payable under our guarantee outside Poland. The Polish Foreign Exchange Law has since been modified, and as the 11 1/4% Notes were issued from a wholly-owned foreign subsidiary and as we have only provided a guarantee of these bonds, a foreign exchange permit was not required in the issuance of the 11 1/4% Notes.

TAXATION

POLAND

     The following general summary is based upon the income tax laws of Poland and interpretations thereof by the Polish Ministry of Finance as in effect as of the date hereof and is subject to any change that may come into effect hereafter.

Payments of Principal, Interest and Redemption Premium under the Existing Notes

     All payments of interest, principal and redemption premium under the Existing Notes by the Issuer may be made free of withholding taxes withheld or assessed by Poland or any political subdivision or taxing authority thereof or therein. A holder of a note who derives income from a note or who realizes a gain on the disposal or redemption of a note will be subject to Polish taxation on income or capital gains if the holder is, or is deemed to be, resident in Poland for the purposes of the relevant provisions in the tax laws of Poland.

The Exchange Offer

     A holder of a note should not be subject to Polish taxation on income or capital gains by reason only of the exchange offer or the exchange of notes for exchange notes.

     Payments of Principal, Interest and Redemption Premium under our Guarantee to Holders of the Existing Notes. Generally, a Polish withholding tax of 20% applies to payments of interest and the initial issue discount under the guarantee in respect of the Existing Notes, in each case paid by us under the guarantee to non-residents of Poland. Withholding tax may, however, be reduced by an appropriate double taxation treaty to which Poland is a party and the "interest" article of which provides for full or partial exemption from withholding on interest payments. However, in order to benefit from an appropriate double taxation treaty, the holder of an Existing Note is obliged to provide us with a certificate of fiscal residence issued by the appropriate tax authorities in the country of its residence. Treaties providing for full exemption from withholding on interest payments are currently in effect between Poland and (i) the United States and (ii) the United Kingdom, among others.

     The difference between the issue price and the redemption price of the Existing Notes in the case of early redemption may be treated as income obtained in Poland and will be taxed pursuant to the tax rate applicable in the year of such redemption.

     Tax on Civil Law Transactions Consequences of our Assumption of the Obligations of PTC International Finance II S.A. under the Existing
Notes. Polish tax on civil law transactions at a rate of 1% applies to any sale of property rights that are exercised in Poland, or if they are exercised abroad, but the purchaser of the property rights resides in Poland and the law transaction was executed in Poland. Accordingly, in the event that we assume the obligations of PTC International Finance II S.A. on the Existing Notes, Polish tax on civil law transactions may apply to sales or dispositions of the Existing Notes or any right therein by holders of Existing Notes. Since the Existing Notes, after such assumption, will confer rights that will be enforceable in Poland, it will be arguable that sales of the Existing Notes between foreign holders may also be subject to tax on civil law transactions. The applicability of Polish tax on civil law transactions to such sales is not free from doubt.

DOCUMENTS ON DISPLAY

     All the documents mentioned in this 20-F report may be found in Polska Telefonia Cyfrowa, Al. Jerozolimskie 181, 02-222 Warsaw, Poland. The contact person is Malgorzata Zelezinska (+48.22.413.3275).

SUBSIDIARY INFORMATION

     All intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly-owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

     On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing the 10 3/4% Notes. We have acquired 40 fully-paid shares with a par value of 1,000

Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries of its own.

     On November 5, 1999, PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing the 11 1/4% Notes. We have acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. PTC International Finance II S.A.'s issued and outstanding share capital consists of 125 fully-paid shares with a par value of E1,000, all of which are beneficially owned by PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 11 of this Form 20-F (if not otherwise stated) contains translations of:

     - certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 4.1432, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2000;

     - certain Deutschmark amounts into Zlotys at the rate of DM 1.00 = PLN 1.9707, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2000; and

     - certain Euro amounts into Zlotys at the rate of E1.00 = PLN 3.854, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2000.

     These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

QUALITATIVE INFORMATION ABOUT MARKET RISK

THE GENERAL RISK MANAGEMENT PROCEDURES

     The general goal of our Treasury is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury department to react to market conditions. Each year the Treasury department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

THE PRIMARY MARKET RISK EXPOSURES

     The Company is subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

     Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms.

     The foreign exchange rate exposure may be either transaction exposure or translation exposure.

     Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 months forecast provided by the Treasury function and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained.

     Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Shareholders must approve any action taken to hedge translation exposure.

     We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

     The foreign exchange risk management transactions may be undertaken using the following instruments:

     -  forward and NDF transactions;

     -  currency swaps;

     -  cross-currency interest rate swaps; or

     -  FX options.

Interest Rate Risk

     We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

     Debt liabilities based on fixed interest rate are as follows:

     -  the 10 3/4% Notes for the total value of U.S.$253,203,000

     -  the 11 1/4% Notes for the total value of U.S.$150,000,000

     -  the 11 1/4% Notes for the total value of E300,000,000

     Debt liabilities based on floating interest rate are our Bank Credit Facilities for the total bank commitments of E650 million of which E387,500,000 is available in various currencies and E262,500,000 is available in Zloty. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of respective drawdown.

     The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in decrease of return on short-term investments. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

     Our interest rate exposure is managed by:

     -  managing the maturity periods of investments and borrowings;

     - varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     - varying the period of time for which the interest rate is fixed in respect to the loan facility.

     In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Shareholders, enter into the following interest rate hedging transactions:

     -  forward rate agreements (FRAs);

     -  interest rate swaps;

     -  interest rate options (caps, floors, collars).

     In the year 2000, we did not conduct any interest rate hedging transactions.

Credit Risk

     Commercial Credit Risk. We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers' financial condition are performed and generally, no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

     Financial Credit Risk. There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury function. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

     The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury function. The Treasury function does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

CHANGES IN FUTURE REPORTING PERIODS

     In 2000, we implemented our Hedging Policy and engaged in our first hedging transactions. The plans for the year 2001 are focused on further limitation of foreign exchange and interest rate fluctuations in our financial results and cash flows. In order to complete this task, we refinanced the existing credit facility. In the Bank Credit Facilities the Zloty and Euro commitments have been almost doubled. This allows us to repay some of the existing foreign currency indebtedness, and consequently to reduce foreign exchange exposure. However, as the implementation of new facility starts, the overall exposure will increase.

     We are working on widening our hedging strategy, which has focused up to this point on managing short term cash exposures, to managing medium and long term cash exposures. We plan to enter into long term hedging transactions in order to stabilize future cash flows.

     Due to the increase of debt amount based on floating interest rate, the overall interest rate exposure is expected to grow. Therefore, we will consider the possibility of entering into interest rate hedging transactions.

QUANTITATIVE INFORMATION ABOUT MARKET RISK

INTEREST RATE RISK

     Our significant liabilities consist of the Bank Credit Facilities (which as of March 8, 2001, replaced the 1997 Bank Credit Facility), the Existing Notes and the lease agreements. Only our Bank Credit Facilities are based on variable interest rates and, consequently, it is the only source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

     Our existing Bank Credit Facilities, which we entered into in February 2001, refinanced the 1997 Bank Credit Facility, which we had entered into in 1997. Under the 1997 Bank Credit Facility, at December 31, 2000, our exposure consisted of a Zloty tranche of PLN 529.4 million at the rate of WIBOR plus 0.6% p.a. and a multicurrency tranche utilized in the amount of DM 156.5 million at the rate of LIBOR plus 0.6% p.a. The table below presents principal and interest payments under the 1997 Bank Credit Facility. The weighted average interest rates were computed using the applicable LIBOR and WIBOR rates, plus a margin of 0.6% per annum and the exchange rate of PLN 1.9707 = DM 1.00. Each drawdown has a short-term maturity date, which can be rolled over, subject to the annual repayment schedule for the entire facility.

Principal and Interest Payments under the 1997 Bank Credit Facility (in thousands of PLN)

------------------------------------------------------------------------------------------------------------------------------
1997                                                                                                                  FAIR
BANK CREDIT                                                                                                          VALUE
FACILITY                   2001         2002         2003         2004         2005      THEREAFTER     TOTAL       12/31/00
------------------------------------------------------------------------------------------------------------------------------
 Variable Rate
 (PLN)                   189,271      186,100      178,559      155,254      131,948         --        841,132      529,416
------------------------------------------------------------------------------------------------------------------------------

 Weighted Average Effective Interest Rate 20.36%
------------------------------------------------------------------------------------------------------------------------------

 Variable Rate
 (DM)                     17,086       17,086       17,086      158,298      172,416         --        381,972      308,415
------------------------------------------------------------------------------------------------------------------------------

 Weighted Average Effective Interest Rate 5.54%
------------------------------------------------------------------------------------------------------------------------------

     In the above table and all subsequent tables, we estimate the fair values of fixed rate long-term debt using the expected future payments discounted at market interest rates, except for publicly traded liabilities which are valued at market values.

     The Bank Credit Facilities at March 8, 2001 (being the date of first drawdowns under the Bank Credit Facilities) consisted of a Zloty tranche of PLN 600 million at the rate of WIBOR plus 0.6% per annum and a multicurrency tranche utilized in the amount of E115.0 million at the rate of LIBOR plus 0.6% per annum. The floating interest rate is based on the appropriate LIBOR rates for the multicurrency tranches or the appropriate WIBOR rates for the Zloty tranches, plus applicable margins of between 0.6% and 0.9%. The table below presents principal and interest payments of the Bank Credit Facilities as at March 8, 2001. For the purpose of the calculation of future debt cash flows, we used applicable LIBOR and WIBOR rates, plus a margin of 0.6% per annum and the exchange rate of PLN 3.7132 = E1.00, as of March 8, 2001.

Principal and Interest Payments under the Bank Credit Facilities (in thousands of PLN)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      FAIR
BANK CREDIT                                                                                                          VALUE
FACILITIES                 2001         2002         2003         2004         2005      THEREAFTER     TOTAL        3/8/01
------------------------------------------------------------------------------------------------------------------------------
 Variable Rate
 (PLN)                    92,868      113,748      113,748      113,748      482,119      209,117     1,125,348     600,000
------------------------------------------------------------------------------------------------------------------------------
 Weighted Average Effective Interest Rate 18.96%
------------------------------------------------------------------------------------------------------------------------------
 Variable Rate
 (E)                      18,865       23,106       23,106       23,106      147,683      303,005      538,871      427,018
------------------------------------------------------------------------------------------------------------------------------
 Weighted Average Effective Interest Rate 5.41%
------------------------------------------------------------------------------------------------------------------------------

FOREIGN CURRENCY RISK

     As of December 31, 2000 our main obligations were denominated in foreign currencies (E707.4 million and U.S.$419.5 million and DM 156.5 million).

     We are subject to foreign currency risk primarily due to debt agreements and, to a lesser extent, agreements with network equipment and handset vendors. In order to manage the volatility relating to our more significant short-term market risks (cash outflows), we entered into forward foreign currency exchange contracts and non-deliverable forward exchange currency contracts. A formalized treasury risk management policy was implemented since the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing of the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not hold derivative financial instruments for trading purposes.

     Long-term market risk associated with the foreign currency exchange rate fluctuations is hedged only with the natural hedging which consist of change of the invoicing currency to Zloty, as well as the increase of the Zloty commitments in the Bank Credit Facilities.

Foreign Currency Obligations

     The table below summarizes, as at December 31, 2000 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and, in the case of variable rate liabilities, the average weighted interest rates reflecting applicable LIBOR rates plus a margin of 0.6% per annum, the exchange rate of PLN 4.1432 = U.S.$1.00, the exchange rate of PLN 3.8544 = E1.00, and the exchange rate of PLN 1.9707 = DM1.00.

Principal and Interest Payments under Foreign Currency Obligations (in thousands of PLN)

--------------------------------------------------------------------------------------------------------------------------

                                     2001         2002        2003        2004        2005      THEREAFTER       TOTAL
                                     ----         ----        ----        ----        ----      ----------       -----
--------------------------------------------------------------------------------------------------------------------------
  Fixed interest rate (Euro)....
    GSM 900 License.............     216,232          --          --          --          --            --       216,232
    GSM 1800 License............      64,428      64,428          --          --          --            --       128,856
    UMTS License................     963,600          --          --          --      57,816     1,445,400     2,466,816
    11 1/4% Notes...............     130,086     130,086     130,086     130,086     130,086     1,676,664     2,327,094
  Fixed interest rate (U.S.$)
    10 3/4% Notes...............          --          --     112,775     112,775     112,775     1,274,621     1,612,946
    11 1/4% Notes...............      69,917      69,917      69,917      69,917      69,917       901,146     1,250,731
    Headquarters lease..........      30,577      30,577      30,577      30,577      30,577       276,181       429,066
  Variable interest rate (DM)
    1997 Bank Credit Facility         17,086      17,086      17,086     158,298     172,416            --       381,972
      (DM)......................
                                   ---------     -------     -------     -------     -------     ---------     ---------
  Total.........................   1,491,926     312,094     360,441     501,653     573,587     5,574,012     8,813,713
                                   =========     =======     =======     =======     =======     =========     =========
--------------------------------------------------------------------------------------------------------------------------

--------------------------------  -------------
                                   FAIR VALUE
                                    12/31/00
                                   ----------
-------------------------------------------------------------
  Fixed interest rate (Euro)....
    GSM 900 License.............      209,841
    GSM 1800 License............      112,225
    UMTS License................    1,244,531
    11 1/4% Notes...............    1,098,504
  Fixed interest rate (U.S.$)
    10 3/4% Notes...............      692,387
    11 1/4% Notes...............      584,191
    Headquarters lease..........      222,206
  Variable interest rate (DM)
    1997 Bank Credit Facility         308,415
      (DM)......................
                                    ---------
  Total.........................    4,472,300
                                    =========
---------------------------------------------------------------------------

     Following the refinancing of the 1997 Bank Credit Facility and the entry into the Bank Credit Facility in February 2001, the payments related to our foreign currency obligations under our senior debt obligations changed.

     The table below presents principal and interest payments of the Bank Credit Facilities as at March 8, 2001. For purposes of calculating the future cash flows, we used the applicable LIBOR rates, plus a margin of 0.6% per annum and the exchange rate of PLN 3.7132 = E1.00, as of March 8, 2001.

Principal and Interest Payments under the Bank Credit Facilities (multicurrency tranche, in thousands of PLN)

------------------------------------------------------------------------------------------------------------------------

                           2001          2002          2003          2004          2005       THEREAFTER       TOTAL
                           ----          ----          ----          ----          ----       ----------       -----
                         ---------------------------------------------------------------------------------------------
  Variable Rate (E)       18,865        23,106        23,106        23,106        147,683       303,005       538,871
                       ------------- ------------- ------------- ------------- ------------- ------------- -------------
------------------------------------------------------------------------------------------------------------------------
  Weighted Average Effective Interest Rate 5.41%
------------------------------------------------------------------------------------------------------------------------

---------------------  ---------------
                         FAIR VALUE
                           3/8/01
                         ----------
                         -------------------------------------------------------------------------------
  Variable Rate (E)        427,018
                       ---------------
------------------------------------------------------------------------------------------------------------------------
  Weighted Average Ef
------------------------------------------------------------------------------------------------------------------------

     To reduce the level of foreign currency exposure, we placed in escrow accounts a portion of the net proceeds of the 11 1/4% Notes, which amounted to E80.5 million and U.S.$39.0 million. As at December 31, 2000, the amounts remaining in the escrow accounts were E47.2 million and U.S.$23.8 million. These amounts secure the interest payments on the 11 1/4% Notes until June 1, 2002.

     In 2000, we entered into 24 NDF and forward transactions for a total notional amount of E154.5 million and U.S.$25.6 million. Most of the transactions were settled in the year 2000; however, eight of them were still outstanding as of December 31, 2000 and hedged our significant twelve month financing cash outflows in foreign currency. These consisted of seven Euro transactions for the total notional amount of E73.0 million and one U.S. dollar transaction for the amount of U.S.$8.4 million.

     The table below presents the information related to the above transactions (in thousands of PLN):

-----------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED AVERAGE                     FAIR VALUE    FAIR VALUE
    PRINCIPAL VALUE IN CURRENCY        MATURITY DATE      FORWARD RATE        FAIR VALUE       AVERAGE         MIN
    ---------------------------        -------------    ----------------      ----------     ----------    ----------
  ------------------------------------------------------------------------------------------------------------------
                                                                           December 31,      Year 2000     Year 2000
                                                                                  2000
  ------------------------------------------------------------------------------------------------------------------
                                                               Non-Delivery forward contract
  ------------------------------------------------------------------------------------------------------------------
    E 56.1 million .................   April 2, 2001      4.5211               (30,028)        (11,179)      (30,028)
  ------------------------------------------------------------------------------------------------------------------
                                                                     Forward contracts
  ------------------------------------------------------------------------------------------------------------------
    E 16.9 million .................    June 1, 2001      4.7271               (11,107)         (6,056)      (11,107)
    U.S.$8.4 million ...............    June 1, 2001      4.9100                (4,738)         (1,115)       (4,738)
                                                                               -------         -------
                                                                               (45,873)        (18,350)
                                                                               =======         =======
-----------------------------------------------------------------------------------------------------------------------

---  -------------
      FAIR VALUE
          MAX
      ----------
     -------------
      Year 2000
  -------------------------------------------
     Non-Delivery
         forward
        contract
  ----------------------------------------------------------------------
          6,480
  -------------------------------------------------------------------------------------------------
        Forward
        contracts
  ----------------------------------------------------------------------------------------------------------------------------
            (79)
            951
-----------------------------------------------------------------------------------------------------------------------

EMBEDDED OPTIONS

Redemption of the 11 1/4% Notes

     The issuer of the 11 1/4% Notes (PTC International Finance II S.A.) at its option may, from time to time, redeem all or a part of the 11 1/4% Notes at any time on or after December 1, 2004 on not less than 30 nor more than 60 days' prior notice in amounts of E1,000 or U.S.$1,000, as the case may be, or integral multiples thereof at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on the dates indicated below (subject to the right of holders of record on relevant record dates to receive interest due):

-------------------------------------------------------------------------------
                                                                   REDEMPTION
    PERIOD                                                           PRICE
    ------                                                         ----------
-------------------------------------------------------------------------------
    December 1, 2004............................................    105.625%
    December 1, 2005............................................    103.750%
    December 1, 2006............................................    101.875%
    December 1, 2007 and thereafter.............................    100.000%
-------------------------------------------------------------------------------

     In addition, prior to December 1, 2002, the issuer of the 11 1/4% may on one or more occasions redeem up to 35% of the initial aggregate principal amount of the 11 1/4% Notes, with all or a portion of the net proceeds of a public equity offering, provided that

     - immediately after the offering at least 60% in aggregate principal amount of the applicable Notes remain outstanding,

     - it has received an equivalent amount of proceeds as a prepayment of the Intercompany Receivables, and

     - the redemption must occur within 75 days of the closing of the public equity offering.

     The redemption price for the 11 1/4% Notes is 111.25% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on record dates to receive interest due on interest payment dates).

Redemption of the 10 3/4% Notes

     The 10 3/4% Notes will not be redeemable at the option of the issuer (PTC International Finance B.V.) of the 10 3/4% Notes prior to July 1, 2002. Thereafter, the 10 3/4% Notes will be redeemable at the option of such issuer, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption, if redeemed during the 12-month period commencing on July 1 of the years set forth below:

-------------------------------------------------------------------------
                                                              REDEMPTION
PERIOD                                                          PRICE
-------------------------------------------------------------------------
 2002.......................................................   105.375%
 2003.......................................................   103.583%
 2004.......................................................   101.792%
 2005 and thereafter........................................   100.000%
-------------------------------------------------------------------------

Redemption of the Existing Notes at the Option of the Holders

     The holders of the Existing Notes may, at their option, require us to purchase their notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to the date of purchase, if we encounter certain change of control events. Such change of control provisions principally involve any person or group becoming the beneficial owner of 50% or more of the total voting power of our shares, except if such person or group are existing Shareholders or else they are an international telecommunications company with substantial experience in mobile telecommunications operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     We are required under the terms of our Bank Credit Facilities to deliver our UMTS business plan to the lenders thereunder by March 31, 2001. We have prepared this plan and expect it to be reviewed by our Supervisory Board for approval at a meeting which is scheduled to be held on April 5, 2001. We expect this plan to be approved at this meeting, following which we intend to deliver it to the lenders as soon as possible thereafter. Because we did not deliver our UMTS business plan to the lenders under our Bank Credit Facilities by March 31, 2001, we are in default under these facilities. We do, however, have thirty days in which to cure this default, which we expect to accomplish by delivering our approved UMTS business plan as soon as possible thereafter. Until such time, we cannot borrow additional amounts under the Bank Credit Facilities. We believe, however, that, until we submit our UMTS business plan to the lenders under our Bank Credit Facilities, we have sufficient funds to operate our businesses and should not require amounts to be drawn from the Bank Credit Facilities.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     None.

ITEM 18.  FINANCIAL STATEMENTS

     The following are the financial statements included in this Annual Report:

         Report of Independent Public Accountants....................     F-1

         Consolidated Statements of Operations for the Years Ended
           December 31, 2000, 1999 and 1998..........................     F-2

         Consolidated Balance Sheets as of December 31, 2000 and
           December 31, 1999.........................................     F-3

         Consolidated Statements of Cash Flows for the Years Ended
           December 31, 2000, 1999 and 1998..........................     F-3

         Consolidated Statements of Changes in Equity for the Years
           Ended December 31, 2000, 1999 and 1998....................     F-5

         Notes to the Consolidated Financial Statements..............     F-6

ITEM 19.  EXHIBITS

     The following is a list of exhibits to this Annual Report on Form 20-F:

         1.1   Deed of Formation, as amended, dated September 28, 2000.

         2.1   Indenture, dated as of November 23, 1999, among PTC
               International Finance II S.A., PTC International Finance
               (Holding) B.V., Polska Telefonia Cyfrowa Sp. z o.o. and
               State Street Bank and Trust Company, as trustee*

         2.2   Indenture, dated as of July 1, 1997, among Polska Telefonia
               Cyfrowa Sp. z o.o., PTC International Finance B.V. and The
               Bank of New York, as trustee, and Amendment No. 1 thereto dated November 19, 1999*

         4.1 Shareholders' Agreement, dated December 21, 1995, as amended by Amendment No. 1 dated March 11, 1997*

         4.2   Project Outline Agreement, dated April 14, 1997, between
               Polska Telefonia Cyfrowa Sp. z o.o. and MediaOne
               International B.V.*

         4.3   Framework Agreement, dated December 13, 1996, between Polska
               Telefonia Cyfrowa Sp. z o.o. and MediaOne International
               B.V.*

         4.4   Implementation Agreement, dated April 14, 1997, between
               Polska Telefonia Cyfrowa Sp. z o.o. and MediaOne
               International B.V.*

         4.5 Framework Agreement for Secondments, dated October 16, 1996, between Polska Telefonia Cyfrowa Sp. z o.o. and DeTeMobil
               Deutsche Telekom MobilNet GmbH*

         4.6   Service Agreement, dated May 17, 1996, and amended on May
               28, 1996, between Polska Telefonia Cyfrowa Sp. z o.o. and
               Elektrim S.A.*

         4.7 Framework Agreement For Services, dated June 7, 1996, between Polska Telefonia Cyfrowa Sp. z o.o. and DeTeMobil
               Deutsche Telekom MobilNet GmbH*

---------------

* Previously filed as exhibits to our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on March 10, 2000 and incorporated by reference herein.

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

                                          POLSKA TELEFONIA CYFROWA Sp. z o.o.
                                          (Registrant)

                                          By:    /s/  Boguslaw Kulakowski
                                            ------------------------------------
                                            Boguslaw Kulakowski, Director
                                              General

                                          By:      /s/  Wojciech Ploski
                                            ------------------------------------
                                            Wojciech Ploski, Director of
                                              Strategy,
                                            Marketing & Sales

                                          By:     /s/  Jonathan Eastick
                                            ------------------------------------
                                            Jonathan Eastick, Director of
                                              Finance

April 2, 2001

                      POLSKA TELEFONIA CYFROWA SP. Z O.O.

                       CONSOLIDATED FINANCIAL STATEMENTS
                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS
                              FOR THE YEARS ENDED
                        DECEMBER 31, 2000, 1999 AND 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

     We have audited the accompanying consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows for each of the consecutive three years ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the consecutive three years ended December 31, 2000 in accordance with Statements of International Accounting Standards issued by the International Accounting Standards Committee ("IAS").

     Accounting practices used by the Company in preparing the accompanying financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States ("US GAAP"). A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 31.

/Arthur Andersen Sp. z o.o./

Warsaw, Poland
March 15, 2001

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                              FOR THE YEARS ENDED
            DECEMBER 31, 2000, DECEMBER 31, 1999, DECEMBER 31, 1998
                             (IN THOUSANDS OF PLN)

                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                  NOTES       2000           1999           1998
                                                  -----   ------------   ------------   ------------
NET SALES......................................     8       3,632,420      2,592,061      1,610,811
COST OF SALES..................................     9      (2,250,423)    (1,662,851)      (948,414)
                                                           ----------     ----------     ----------
GROSS MARGIN...................................             1,381,997        929,210        662,397
OPERATING EXPENSES.............................     9        (766,016)      (612,559)      (381,275)
                                                           ----------     ----------     ----------
OPERATING PROFIT...............................               615,981        316,651        281,122
NON-OPERATING ITEMS
Interest and other financial income............    10         227,125         58,042         21,398
Interest and other financial expenses..........    11        (716,665)      (456,305)      (187,197)
                                                           ----------     ----------     ----------
INCOME/(LOSS) BEFORE TAXATION..................               126,441        (81,612)       115,323
TAXATION CHARGE................................    12         (28,790)       (40,891)      (109,807)
                                                           ----------     ----------     ----------
COMPREHENSIVE NET PROFIT/(LOSS)................                97,651       (122,503)         5,516
                                                           ==========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2000 AND DECEMBER 31, 1999
                             (IN THOUSANDS OF PLN)

                                                                           AT              AT
                                                                      DECEMBER 31,    DECEMBER 31,
                                                             NOTES        2000            1999
                                                             -----    ------------    ------------
CURRENT ASSETS
Cash and cash equivalents................................     27          29,465       1,095,509
Short-term investments...................................     13         191,679         198,468
Debtors and prepayments..................................     14         481,666         464,245
Inventory................................................     15         209,290         183,980
                                                                       ---------       ---------
                                                                         912,100       1,942,202
LONG-TERM ASSETS
Tangible fixed assets, net...............................     16       3,514,091       2,573,905
Intangible fixed assets, net.............................     17       2,314,171       1,050,775
Financial assets.........................................     13          96,880         301,829
Deferred cost............................................     18          91,496          85,253
                                                                       ---------       ---------
                                                                       6,016,638       4,011,762
                                                                       ---------       ---------
TOTAL ASSETS.............................................              6,928,738       5,953,964
                                                                       =========       =========
CURRENT LIABILITIES......................................     19       2,209,334       1,179,204
LONG-TERM INTEREST-BEARING LIABILITIES...................     20       3,986,391       4,578,412
DEFERRED TAX LIABILITY, NET..............................     12          55,944          27,322
PROVISIONS FOR LIABILITIES AND CHARGES...................     21           1,858           1,220
                                                                       ---------       ---------
TOTAL LIABILITIES........................................              6,253,527       5,786,158
                                                                       ---------       ---------
SHAREHOLDERS' EQUITY
Share capital............................................     22         471,000         471,000
Additional paid-in capital...............................     22         409,754              --
Accumulated deficit......................................               (205,543)       (303,194)
                                                                       ---------       ---------
                                                                         675,211         167,806
                                                                       ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............              6,928,738       5,953,964
                                                                       =========       =========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED
           DECEMBER 31, 2000, DECEMBER 31, 1999 AND DECEMBER 31, 1998
                             (IN THOUSANDS OF PLN)

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET PROFIT/(LOSS) BEFORE TAXATION..................        126,441         (81,612)        115,323
ADJUSTMENTS FOR:
Depreciation and amortization......................        519,705         281,697         158,291
Charge to provision and write-offs of doubtful
  debtors..........................................        146,624         143,890          90,694
Charge to provision for inventory..................          7,082           4,410          (3,309)
Other provisions and special funds.................            638            (891)            835
Foreign exchange (gains)/losses, net...............        (92,207)        143,602          10,880
Loss on disposal of tangibles and intangibles......          8,664           8,146             983
Interest expense, net..............................        501,580         247,527         123,770
Other..............................................             --              --            (593)
                                                        ----------      ----------      ----------
OPERATING CASH FLOWS BEFORE WORKING CAPITAL
  CHANGES..........................................      1,218,527         746,769         496,874
Increase in inventory..............................        (32,392)       (110,918)        (38,328)
Increase in debtors, prepayments and deferred
  cost.............................................       (156,830)       (266,196)       (219,943)
Increase in trade payables and accruals............         75,240         101,849          86,406
                                                        ----------      ----------      ----------
CASH FROM OPERATIONS...............................      1,104,545         471,504         325,009
Interest paid......................................       (453,183)       (103,220)        (47,526)
Interest received..................................         38,005           7,277           8,816
Income taxes paid..................................         (4,451)        (25,549)       (113,668)
                                                        ----------      ----------      ----------
NET CASH FROM OPERATING ACTIVITIES.................        684,916         350,012         172,631
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets...............       (329,064)       (346,019)        (52,855)
Purchases of tangible fixed assets.................     (1,434,875)       (985,298)       (966,649)
Proceeds from/(purchase of) investments, net.......        193,959        (511,603)          5,084
Proceeds from sale of equipment and intangibles....         14,905           7,309             894
                                                        ----------      ----------      ----------
NET CASH USED IN INVESTING ACTIVITIES..............     (1,555,075)     (1,835,611)     (1,013,526)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
(Repayment of)/proceeds from long-term
  borrowings.......................................       (248,643)        487,972         593,870
Proceeds from senior subordinated debt issuance,
  net..............................................             --       1,843,822              --
Proceeds from shareholder's loan...................             --         296,756              --
Net change in overdraft facility...................         36,342         (24,558)         24,558
Additional paid-in capital, net....................         16,827              --              --
                                                        ----------      ----------      ----------
NET CASH (USED IN)/FROM FINANCING ACTIVITIES.......       (195,474)      2,603,992         618,428
NET (DECREASE)/INCREASE IN CASH AND CASH
  EQUIVALENTS......................................     (1,065,633)      1,118,393        (222,467)
EFFECT OF FOREIGN EXCHANGE CHANGES ON CASH AND CASH
  EQUIVALENTS......................................           (411)        (28,579)              6
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...      1,095,509           5,695         228,156
                                                        ----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.........         29,465       1,095,509           5,695
                                                        ==========      ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                              FOR THE YEARS ENDED
            DECEMBER 31, 2000, DECEMBER 31, 1999, DECEMBER 31, 1998
                             (IN THOUSANDS OF PLN)

                                                       ADDITIONAL                  CURRENCY
                                              SHARE     PAID-IN     ACCUMULATED   TRANSLATION
                                             CAPITAL    CAPITAL       DEFICIT     ADJUSTMENT      TOTAL
                                             -------   ----------   -----------   -----------   ---------
BALANCE AT JANUARY 1, 1998 (RESTATED)......  471,000         --      (186,207)          7         284,800
Change in accounting policy in 1999 with
  respect to implementation of IAS 38, see
  Note 5...................................       --         --         4,047          --           4,047
Currency translation adjustment............       --         --            --          (7)             (7)
Comprehensive net profit for the year, as
  originally reported......................       --         --         1,469          --           1,469
                                             -------    -------      --------         ---       ---------
BALANCE AT DECEMBER 31, 1998 (RESTATED)....  471,000         --      (180,691)         --         290,309
Comprehensive net loss for the year........       --         --      (122,503)         --        (122,503)
                                             -------    -------      --------         ---       ---------
BALANCE AT DECEMBER 31, 1999...............  471,000         --      (303,194)         --         167,806
Additional paid-in capital.................             409,754                                   409,754
Comprehensive net profit for the year......       --         --        97,651          --          97,651
                                             -------    -------      --------         ---       ---------
BALANCE AT DECEMBER 31, 2000...............  471,000    409,754      (205,543)         --         675,211
                                             =======    =======      ========         ===       =========

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

     The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses (see
Note 4.b.) granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard. The license allows starting operations of relevant services not earlier than January 1, 2003 but not later than January 1, 2004.

Significant issues

     During 1996 the Company signed an interim interconnect agreement with Telekomunikacja Polska S.A. ("TPSA") on a "bill and keep" basis. On May 22, 1997 the Minister of Communications issued a decision with respect to new interconnect arrangements between the Company and TPSA. The decision was binding for both parties, however, certain terms, including the effective date, were still to be agreed. The decision defined interconnect, international and leased-lines settlements with TPSA.

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

     On October 24, 2000 the Supreme Administrative Court waved the decision of the Minister of Communications issued on May 22, 1997. This opened a way to further negotiations with TPSA. The Company has already started renegotiating the interconnect, transit and international settlements terms according to instructions issued by the Minister of Communications on June 30, 2000. Additionally the Company submitted to the Telecommunication Regulatory Office the request for the administrative decision regarding this issue. The result of establishing any new terms will have no effect on historic financial results of the Company.

     On September 21, 2000 the Company submitted to the court a citation for payment by PTK Centertel Sp. z o.o. ("Centertel"), which is one of the other two Polish wireless operators, amounts resulting from the absence of a mutual interconnect agreement. The Company claims a net interconnect settlement from Centertel for the period from September 16, 1996 to the date of the citation in the amount of PLN 17,011. As of the date of this financial statement the financial effect of the above dispute is not known yet and thus was not included in these financial statements.

Authorization of the financial statements

     These consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on March 15, 2001. They still need to be presented to Shareholders of the Company for their approval and their decision regarding distribution of 2000 net profit.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

2.   PRINCIPLES OF CONSOLIDATION

a.   GROUP ENTITIES

     The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V.

     All intercompany balances and transactions are eliminated in consolidation.

     On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("10 3/4 Notes", see Note 20). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries on its own.

     On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes ("11 1/4 Notes", see Note 20). The Company has acquired 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

     Additionally, the Company has acquired 125 fully-paid shares with a par value of 1,000 Euro each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. Thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries on its own.

b.   REPORTING CURRENCY

     The Company primarily generates and expends cash through its operating activities in Polish Zloty (PLN or "Zloty"). Additionally, all of the receivables and the large part of its short-term liabilities are Zloty denominated. Therefore, Management has designated the Zloty as the reporting (functional) currency of the Company.

     The accompanying consolidated financial statements are reported in thousands of Zloty.

3.   ACCOUNTING STANDARDS

     The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish accounting regulations. The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Committee. These adjustments and their effect on earnings for the years ended December 31, 2000, 1999 and 1998 are shown in
Note 30 to these financial statements.

     The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the years ended December 31, 2000, 1999 and 1998 have been presented in Note 31 to these financial statements.

     The IAS rules that were mandatory as of 31 December 2000 were applied to these financial statements.

     In December 1998, the International Accounting Standards Committee Board approved International Accounting Standard No 39 ("IAS 39"). It is effective for financial statements covering financial years beginning

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

3.   ACCOUNTING STANDARDS (CONTINUED)

on or after 1 January 2001. IAS 39 establishes principles for recognizing, measuring, and disclosing information about financial assets and financial liabilities.

     Under IAS 39, all financial assets and financial liabilities should be recognized on the balance sheet, including all derivatives. They should initially be measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). Subsequent to initial recognition, all financial assets should be remeasured to fair value, except for the certain financial assets, which should be carried at amortized cost subject to a test for impairment. After acquisition most financial liabilities should be measured at original recorded amount less principal repayments and amortization. Only derivatives and liabilities held for trading should be remeasured to fair value.

     IAS 39 also describes hedging issues. Hedging, for accounting purposes, means designating a derivative or (in limited circumstances) a non-derivative financial instrument as an offset, in whole or in part, to the change in fair value or cash flows of a hedged item. A hedged item can be an asset, liability, firm commitment, or forecasted future transaction that is exposed to risk of change in value or changes in future cash flows. Hedge accounting recognizes the offsetting effects on net profit or loss symmetrically. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

     The Company plans to adopt IAS 39 on January 1, 2001. The Company has not yet quantified all effects of adopting IAS 39 on its financial statements. However, this standard could increase volatility in earnings and other comprehensive income or involve certain changes in the Company's business practices.

4.   PRINCIPAL ACCOUNTING POLICIES

a.   TANGIBLE FIXED ASSETS

     Tangible fixed assets are shown at historical cost less accumulated depreciation.

     Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The following depreciation rates have been applied:

                                                              ANNUAL RATE           ESTIMATED
                                                                 IN %         USEFUL LIVES IN YEARS
                                                             -------------    ---------------------
Leasehold improvements.....................................                        Lease term
Buildings..................................................      2.5%               40
Plant and equipment........................................   4.0 -- 30.0%          3.3 -- 25
Motor vehicles.............................................  12.5 -- 30.0%          3.3 --  8
Other......................................................  10.0 -- 20.0%            5 -- 10

b.   INTANGIBLE FIXED ASSETS

License

     The Company has acquired from the Polish State, represented by the Minister of Communications, a license to provide telecommunication services according to ETSI/GSM standard in the 900 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band ("the GSM 900 license").

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

4.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

b.   INTANGIBLE FIXED ASSETS (CONTINUED)

     The GSM 900 license was acquired on February 23, 1996 and has been valued at the present value of the payments due to the State. The GSM 900 license is amortized over the period of its validity, i.e. 173 months from the date of the operation start-up on a straight-line basis.

     On August 11, 1999 the Minister of Communications granted the Company a license to provide telecommunication services according to ETSI/GSM standard in the 1800 MHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 1800 MHz band ("the GSM 1800 license"). The GSM 1800 license is valid for 15 years from the date of acquisition, though it allowed starting operations of relevant services from March 1, 2000.

     The GSM 1800 license has been valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period. The development period terminated together with the start of operational validity of the GSM 1800 license on March 1, 2000. The GSM 1800 license will be amortized over the period of its operational validity, i.e. 14.5 years.

     On September 29, 2000 the Minister of Communications granted the Company a license to lease the telecommunication lines in the Company's network, including a permit to install and utilize telecommunication equipment and network ("the Lease Lines license"). The Lease Line license is valid for 15 years from the date when it was delivered to the Company and has been valued at the nominal value as the license fee was paid in a single installment.

     On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band ("the UMTS license"). The UMTS license is valid for 22 years from the date of acquisition, though it allows starting operations of relevant services from January 1, 2003 but not later than January 1, 2004.

     The UMTS license is valued at the present value of the payments due plus the cost of interest and foreign exchange losses capitalized during the development period. The development period will terminate together with the start of operational validity of the UMTS license. The UMTS license will be amortized over the period of its operational validity, i.e. 20 years.

     The above-described GSM 900 license, the GSM 1800 license, the UMTS license and the Lease Lines license are not transferable assets.

Other intangible fixed assets

     Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                                                 ANNUAL RATE
                                                                    IN %
                                                                -------------
Computer software...........................................    10.0 -- 50.0%
Trademarks..................................................        6.7%

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

4.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

c.   DEBTORS

     Amounts due from debtors are shown net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

d.   INVENTORIES

     Inventories are stated at the lower of cost and market value. Cost is determined principally under the average method. Provisions are set for obsolete, slow moving and damaged inventory and are deducted from the related inventory balances.

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

h.  TAXATION

     The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the liability method. Under the liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused losses. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its taxable base.

     Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

i.   NET SALES

     Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

4.   PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

j.   TRANSACTIONS IN FOREIGN CURRENCIES

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

l.   CAPITALIZATION OF BORROWING COSTS

     Borrowing costs (including interest, foreign exchange gains and losses and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

m.  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations on liabilities denominated in foreign currencies. The Company does not apply hedge accounting in the financial statements. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from fair value or realization of these transactions are included in the consolidated statements of operations as foreign exchange gains or losses.

     The foreign exchange forward contracts are valued in the balance sheet at their fair value and presented in other current assets or liabilities. The fair value is calculated by valuing the forward contracts with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.

5.   CHANGES IN ACCOUNTING POLICIES

     In the fourth quarter of 1999, the Company has adopted IAS 38 "Intangible Assets" in accounting for its intangible assets. The resulting change in accounting policy regarding development and start-up costs was applied retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 1999 resulted in an increase by PLN 6,530. Additionally, the net loss reported for the year ended December 31, 1999 was decreased by PLN 2,367.

6.   FINANCING

     As of December 31, 2000 the Company had net current liabilities of PLN 1,297 million and capital commitments of PLN 2,458 million (see Note 25). In order to cover these obligations and provide financing for further operations, the Company has refinanced its Loan facility with new facilities discussed below.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

6.   FINANCING (CONTINUED)

     On February 19, 2001 the Company signed a loan facility agreements with a consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development (the "Refinancing Loan") to support the growth of its GSM business and development of UMTS services. The Refinancing Loan will be utilized, among others, to refinance the existing Loan facility (see Note 20). The main terms of the agreement are as follows:

Facility limit.......................  equivalent of EUR 650 million
Interests............................  LIBOR, EURIBOR, WIBOR plus the applicable margin varying from 0.6% p.a. to 0.9% p.a. depending on the
                                       Senior Debt/EBITDA ratio.
Commitment fee.......................  50% of the margin (as above)
Collateral...........................  pledge of the Company's assets and rights similar to pledge with Loan facility, except for future real
                                       estates, the escrow fund for Notes, leased assets
Repayment date.......................  reduction in facility limit starting from September
                                       30, 2004 to February 20, 2006

     Further, the Company may issue additional high yield bonds supplemented with a subordinated bridge financing as it may be necessary.

7.   FINANCIAL RISK MANAGEMENT

     The progressively evolving financial markets together with a rapidly changing business environment create a challenging environment for treasury function of the Company. The general goal of the treasury function is to obtain cost efficient funding of the Company and to identify, measure and, if necessary, to hedge financial risk.

     The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, treasury function prepares each year a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Operating Shareholders (Elektrim Telekomunikacja Sp. z o.o., DeTeMobil Deutsche Telekom MobilNet GmbH, MediaOne International B.V.).

     The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Operating Shareholders based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy rests with the treasury function of the Company. On the other hand, the Management Board and the Operating Shareholders must approve all actions taken to hedge translation risk.

a.   Foreign exchange risk

     The main liabilities of the Company are denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in Zloty terms, arising from fluctuations in the exchange rate of the Zloty against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the company in Zloty terms.

     The foreign exchange rate exposure might be of two kinds -- transaction exposure and translation exposure.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

7.   FINANCIAL RISK MANAGEMENT (CONTINUED)

a.   FOREIGN EXCHANGE RISK (CONTINUED)

     The foreign exchange transaction exposures occur when the Company has cash inflows or outflows in currencies other than Zloty. Treasury manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures").

     Hedge activities are undertaken on the basis of a rolling 12 month forecast provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Operating Shareholders on at least an annual basis, providing hedging can be obtained.

     The foreign exchange translation exposures occur when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. As indicated above, the Management Board and the Operating Shareholders must approve any action taken to hedge translation exposure.

     The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

     Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

     -  Forward and NDF transactions,

     -  Currency swaps,

     -  Cross-currency interest rate swaps,

     -  FX options.

b.   INTEREST RATE RISK

     The Company is exposed to interest rate risk related to short-term and long-term loans and, to the smaller extent, to interest on short-term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. The Company's interest bearing liabilities are based on fixed and floating interest rates.

     Debt liabilities based on fixed interest rate are as follows (see Note 20):

     -  the 10 3/4 Notes with the face value of USD 253,203,000

     -  the 11 1/4 Notes with the face value of USD 150,000,000

     -  the 11 1/4 Notes with the face value of EUR 300,000,000

     Debt liabilities based on floating interest rate consist of 1997 Citibank Syndicated Loan Facility for the total bank commitments of DEM 621,600,000 after first scheduled debt reduction in December 2000 (see Note 20). The Loan Facility is available under two tranches: foreign exchange tranche amounting to DEM 388,500,000 and domestic tranche of DEM 233,100,000 available in Zloty. The Company may utilize those two tranches by individual drawdowns for maturities of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

7.   FINANCIAL RISK MANAGEMENT (CONTINUED)

b.   INTEREST RATE RISK (CONTINUED)

     The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in decrease of return on short-term investments. In general, the impact of interest rate fluctuations on its financing costs is much more important for the Company than the impact on its investment income.

     The Company's interest rate exposure is managed by:

     -  managing the maturity periods of investments and borrowings,

     - varying the proportions of debt which bears interest on a fixed and a floating basis,

     - varying the period of time for which the interest rate is fixed in respect to the Loan Facility.

     In addition to the interest rate management tools described above, the Company may, in line with its hedging policy and upon consent of its Operating Shareholders, enter into the following interest rate hedging transactions:

     -  forward rate agreements (FRAs),

     -  interest rate swaps,

     -  interest rate options (caps, floors, collars).

c.   CREDIT RISK

Commercial credit risk

     The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

     The balance of receivables as at December 31, 2000, representing the total net commercial credit risk exposure at this date, is presented in Note 14.

Financial credit risk

     There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions.

     The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by the treasury function in the Company. The treasury function does not expect that the Company would be exposed to credit risk from its counterparties due to their high credit ratings.

     The balance of financial assets and short-term investments as at December 31, 2000, representing the total financial credit exposure, is presented in Note 13.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

8.   NET SALES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Service revenues and fees..........................     3,462,960       2,369,444       1,445,340
Sales of telephones and accessories................       169,460         222,617         165,471
                                                        ---------       ---------       ---------
                                                        3,632,420       2,592,061       1,610,811
                                                        =========       =========       =========

     The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

9.   COSTS AND EXPENSES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Cost of sales:
  Cost of services sold............................     1,386,274         939,037         613,898
  Cost of sales of telephones and accessories......       864,149         723,814         334,516
                                                        ---------       ---------       ---------
                                                        2,250,423       1,662,851         948,414
Operating expenses:
  Selling and distribution costs...................       576,318         454,807         277,123
  Administration and other operating cost..........       189,698         157,752         104,152
                                                        ---------       ---------       ---------
                                                          766,016         612,559         381,275
                                                        ---------       ---------       ---------
                                                        3,016,439       2,275,410       1,329,689
                                                        =========       =========       =========

     The following costs and expenses were included in cost of sales:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Merchandise sold...................................       857,068         719,404        334,516
Depreciation and amortization......................       476,011         257,071        141,078
Other external services............................       247,450         169,463        127,091
Interconnect.......................................       193,843         131,558         77,490
Leased lines.......................................       152,931          98,714         92,869
Roaming............................................       113,302          78,861         44,137
Commissions........................................       110,082         151,578         89,710
Wages and salaries.................................        51,778          27,489         13,314
Materials and energy...............................        19,497          11,168         10,911
Social security and other benefits.................        19,313           9,228         11,194
Taxes and other charges............................         2,884           5,152          2,493
Charge to inventory provision......................         7,081           4,410         (3,309)
Other, net.........................................          (817)         (1,245)         6,920
                                                        ---------       ---------        -------
                                                        2,250,423       1,662,851        948,414
                                                        =========       =========        =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

9.   COSTS AND EXPENSES (CONTINUED)

     The following costs and expenses were included in selling and distribution costs:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Advertising costs..................................       197,740        159,623          98,223
Bad debt and write-offs............................       146,624        143,890          90,694
Wages and salaries.................................       101,384         70,386          25,851
External services..................................        61,384         33,773          27,271
Social security and other benefits.................        25,659         18,487          18,554
Depreciation and amortization......................        22,491          9,563           6,005
Materials and energy...............................        13,133          8,918           4,542
Taxes and other charges............................         6,247          6,816           3,628
Other, net.........................................         1,656          3,351           2,355
                                                        ---------        -------         -------
                                                          576,318        454,807         277,123
                                                        =========        =======         =======

     The following costs and expenses were included in administration costs:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
External services..................................       80,076          77,623          52,703
Wages and salaries.................................       54,697          41,968          20,496
Depreciation and amortization......................       21,203          15,063          11,208
Social security and other benefits.................       15,669          10,068          11,928
Taxes and other charges............................        8,411             708           5,158
Materials and energy...............................        6,038           6,240           6,259
Other, net.........................................        3,604           6,082          (3,600)
                                                         -------         -------         -------
                                                         189,698         157,752         104,152
                                                         =======         =======         =======

10. INTEREST AND OTHER FINANCIAL INCOME

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Foreign exchange gains.............................      185,195          45,414          12,816
Interest income....................................       41,930          12,628           8,582
                                                         -------         -------         -------
                                                         227,125          58,042          21,398
                                                         =======         =======         =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

11. INTEREST AND OTHER FINANCIAL EXPENSES

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Interest expense...................................      543,510         260,155         132,353
Foreign exchange losses............................      173,155         196,150          54,844
                                                         -------         -------         -------
                                                         716,665         456,305         187,197
                                                         =======         =======         =======

12. TAXATION

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Polish current tax benefit/(charge)................          802         (10,555)         (76,223)
Polish deferred tax charge.........................      (28,622)        (30,088)         (33,197)
Foreign current tax charge.........................         (970)           (248)            (387)
                                                         -------         -------         --------
Tax charge.........................................      (28,790)        (40,891)        (109,807)
                                                         =======         =======         ========

     Tax loss carry forwards available as of December 31, 2000 amounted to PLN 68,031. The loss can be offset against taxable income if any, during the next five fiscal years after December 31, 2000.

     According to the Polish tax regulations, the tax rate in effect in 2000, 1999 and 1998 were 30%, 34% and 36%, respectively. The tax rates set for years 2001, 2002, 2003 and 2004 and thereafter are 28%, 28%, 24% and 22%, respectively.

     The numerical reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Profit/(loss) before taxation......................      126,441         (81,612)         115,323
Tax rate...........................................           30%             34%              36%
                                                         -------         -------         --------
Tax benefit/(charge) using statutory rate..........      (37,932)         27,748          (41,517)
  Permanent differences............................      (19,256)         (5,643)          (5,478)
  Change in temporary differences for which
     realization is not probable and temporary
     differences written-off.......................         (712)        (62,053)         (44,461)
  Effect of different tax rates and rules in
     foreign entities..............................        4,685             559              (59)
  Change in tax rates..............................       23,017          14,364           (2,890)
  Tax loss carry forward for which realization is
     not probable..................................           --         (12,049)              --
  Refiling of previous years' tax return...........          802         (10,555)              --
  Adjustments to deferred taxes....................          606           6,738          (15,402)
                                                         -------         -------         --------
Tax charge.........................................      (28,790)        (40,891)        (109,807)
                                                         =======         =======         ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

12. TAXATION (CONTINUED)

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
Deferred tax assets in Poland:
  Bad debt provision........................................       84,365             71,807
  Accrued expenses..........................................       19,294              9,457
  Accrued interest..........................................       19,132             26,029
  Tax loss carry forward....................................       17,688                 --
  Unrealized foreign exchange loss, net.....................       17,318             37,623
  Inventory provision.......................................        4,276              2,293
  Accrued advertising.......................................        3,812              1,638
  Development costs.........................................          656              1,719
  Book versus tax basis of fixed assets.....................           --             21,631
                                                                 --------           --------
                                                                  166,541            172,197
Temporary differences for which realization is not probable
  ("valuation allowance")...................................      (87,967)           (97,037)
                                                                 --------           --------
                                                                   78,574             75,160
Deferred tax liabilities in Poland:
  Book versus tax basis of GSM and UMTS licenses............     (127,418)          (102,482)
  Book versus tax basis of fixed assets.....................       (7,100)                --
                                                                 --------           --------
Net deferred tax liability..................................      (55,944)           (27,322)
                                                                 ========           ========

     The amount of valuation allowance consists primarily of the unrealized foreign exchange losses on long-term Notes and the bad debt provision for which tax deductibility is yet uncertain.

13. SHORT-TERM INVESTMENTS

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Short-term investments......................................        191,679            198,468

     Short-term investments at December 31, 2000 consisted of the current portion of US Treasury Bills and German Treasury Bills (the "Bills"). These Bills are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11 1/4 Notes issued by PTC International Finance II S.A. in 1999. The long-term portion (PLN 96,880 as of December 31, 2000 and PLN 301,829 as of December 31, 1999) of the escrow fund is presented in the balance sheet under financial assets caption. The Bills are recorded at cost plus accrued interest which approximates their market value (their fair values as of December 31, 2000 amounted to PLN 191 million and PLN 97 million for short-term and long-term portion, respectively).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

14. DEBTORS AND PREPAYMENTS

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Trade debtors and accrued income............................        626,054            505,043
Other debtors...............................................         26,188             43,145
Prepaid expenses............................................         17,660             27,862
Corporate Income Tax and other taxes recoverable from State
  Treasury..................................................         32,390             54,835
Accounts receivable from shareholders.......................          1,195                194
                                                                   --------           --------
                                                                    703,487            631,079
Provision for doubtful debtors..............................       (221,821)          (166,834)
                                                                   --------           --------
                                                                    481,666            464,245
                                                                   ========           ========

15. INVENTORY

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
Telephones..................................................      154,015            135,362
Accessories and other.......................................       70,547             56,808
                                                                  -------            -------
                                                                  224,562            192,170
Inventory provision.........................................      (15,272)            (8,190)
                                                                  -------            -------
                                                                  209,290            183,980
                                                                  =======            =======

16. TANGIBLE FIXED ASSETS, NET

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
Land and buildings..........................................       191,372            195,771
Plant and equipment.........................................     2,688,668          1,954,057
Motor vehicles..............................................        12,456             12,061
Other fixed assets..........................................       420,473            208,389
Construction in progress....................................       201,122            203,627
                                                                 ---------          ---------
                                                                 3,514,091          2,573,905
                                                                 =========          =========

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the year ended December 31, 2000 the Company capitalized PLN 3,412 of foreign exchange losses and PLN 3,111 of interest expense. For the year ended December 31, 1999, PLN 10,043 of foreign exchange losses and no interest expense was capitalized and for the year ended December 31, 1998, PLN 22,765 of foreign exchange losses and PLN 4,074 of interest expense was capitalized.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

16. TANGIBLE FIXED ASSETS, NET (CONTINUED)
     The movement in each year was as follows:

                                         LAND AND     PLANT AND      MOTOR      OTHER FIXED    CONSTRUCTION
                                         BUILDINGS    EQUIPMENT     VEHICLES      ASSETS       IN PROGRESS       TOTAL
                                         ---------    ----------    --------    -----------    ------------    ---------
COST
At January 1, 1998...................          77       231,643      10,901        17,324          528,660       788,605
Additions............................      80,691        11,377       4,453         2,847          914,276     1,013,644
Transfers............................          --       709,360          --        31,469         (740,369)          460
Disposals............................          --          (385)       (439)       (3,110)              --        (3,934)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 1998.................      80,768       951,995      14,915        48,530          702,567     1,798,775
                                          -------     ----------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 1998...................          --        19,622       3,013         5,185               --        27,820
Charge...............................         814        87,741       3,819         9,456               --       101,830
Disposals............................          --           (97)       (171)       (1,789)              --        (2,057)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 1998.................         814       107,266       6,661        12,852               --       127,593
                                          -------     ----------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  1998...............................      79,954       844,729       8,254        35,678          702,567     1,671,182
                                          =======     ==========     ======       =======       ==========     =========
COST
At January 1, 1999...................      80,768       951,995      14,915        48,530          702,567     1,798,775
Additions............................     119,169            --          --         4,164        1,023,527     1,146,860
Transfers............................          --     1,287,060       9,317       182,419       (1,503,373)      (24,577)
Disposals............................          --        (1,273)       (794)       (2,923)         (19,094)      (24,084)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 1999.................     199,937     2,237,782      23,438       232,190          203,627     2,896,974
                                          -------     ----------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 1999...................         814       107,266       6,661        12,852               --       127,593
Charge...............................       3,352       189,142       5,158        13,678               --       211,330
Transfers............................          --       (12,190)         --             4               --       (12,186)
Disposals............................          --          (493)       (442)       (2,733)              --        (3,668)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 1999.................       4,166       283,725      11,377        23,801               --       323,069
                                          -------     ----------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  1999...............................     195,771     1,954,057      12,061       208,389          203,627     2,573,905
                                          =======     ==========     ======       =======       ==========     =========
COST
At January 1, 2000...................     199,937     2,237,782      23,438       232,190          203,627     2,896,974
Additions............................         125         7,670          --         2,564        1,323,533     1,333,892
Transfers............................          --     1,060,431       6,140       237,067       (1,303,638)           --
Disposals............................          --       (12,186)       (851)       (3,020)         (22,400)      (38,457)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 2000.................     200,062     3,293,697      28,727       468,801          201,122     4,192,409
                                          -------     ----------     ------       -------       ----------     ---------
DEPRECIATION
At January 1, 2000...................       4,166       283,725      11,377        23,801               --       323,069
Charge...............................       4,524       331,671       5,559        26,903               --       368,657
Disposals............................          --       (10,367)       (665)       (2,376)              --       (13,408)
                                          -------     ----------     ------       -------       ----------     ---------
At December 31, 2000.................       8,690       605,029      16,271        48,328               --       678,318
                                          -------     ----------     ------       -------       ----------     ---------
NET BOOK VALUE AT DECEMBER 31,
  2000...............................     191,372     2,688,668      12,456       420,473          201,122     3,514,091
                                          =======     ==========     ======       =======       ==========     =========

     Tangible fixed assets held under capital leases (included in the previous schedule):

                                             AT DECEMBER 31, 2000           AT DECEMBER 31, 1999
                                          ---------------------------    ---------------------------
                                          LAND     BUILDINGS    OTHER    LAND     BUILDINGS    OTHER
                                          -----    ---------    -----    -----    ---------    -----
Cost..................................    6,293     193,177      990     6,293     193,177      990
Accumulated depreciation..............       --      (8,691)    (140)       --      (4,166)     (41)
                                          -----     -------     ----     -----     -------      ---
Net...................................    6,293     184,486      850     6,293     189,011      949
                                          =====     =======     ====     =====     =======      ===

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

17. INTANGIBLE FIXED ASSETS, NET

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
GSM and UMTS licenses.......................................       2,166,875            953,226
Computer software...........................................         147,150             97,388
Trademark...................................................             146                161
                                                                   ---------          ---------
                                                                   2,314,171          1,050,775
                                                                   =========          =========

     During the year ended December 31, 2000 the Company capitalized PLN 764 of foreign exchange losses and PLN 7,255 of interest expense on intangible assets. For the year ended December 31, 1999 the Company capitalized PLN 3,416 of foreign exchange losses and PLN 15,569 of interest expense on intangible fixed assets. No financial expenses were capitalized on intangible assets during the year ended December 31, 1998.

     The Company has no intangible assets generated internally.

     The movement in each year was as follows:

                                                              GSM & UMTS   COMPUTER   TRADE
                                                               LICENSES    SOFTWARE   MARK      TOTAL
                                                              ----------   --------   -----   ---------
COST
At January 1, 1998..........................................    700,564     20,631     206      721,401
Additions...................................................         --     26,534      --       26,534
Transfers...................................................         --       (474)     --         (474)
                                                              ---------    -------     ---    ---------
At December 31, 1998........................................    700,564     46,691     206      747,461
                                                              ---------    -------     ---    ---------
AMORTIZATION
At January 1, 1998..........................................     58,710      2,881      19       61,610
Charge......................................................     48,788      7,660      13       56,461
Transfers...................................................         --        (14)     --          (14)
                                                              ---------    -------     ---    ---------
At December 31, 1998........................................    107,498     10,527      32      118,057
                                                              ---------    -------     ---    ---------
NET BOOK VALUE AT
DECEMBER 31, 1998...........................................    593,066     36,164     174      629,404
                                                              =========    =======     ===    =========
COST
At January 1, 1999..........................................    700,564     46,691     206      747,461
Additions...................................................    408,905     82,833      --      491,738
                                                              ---------    -------     ---    ---------
At December 31, 1999........................................  1,109,469    129,524     206    1,239,199
                                                              ---------    -------     ---    ---------
AMORTIZATION
At January 1, 1999..........................................    107,498     10,527      32      118,057
Charge......................................................     48,745     21,609      13       70,367
                                                              ---------    -------     ---    ---------
At December 31, 1999........................................    156,243     32,136      45      188,424
                                                              ---------    -------     ---    ---------
NET BOOK VALUE AT
DECEMBER 31, 1999...........................................    953,226     97,388     161    1,050,775
                                                              =========    =======     ===    =========
COST
At January 1, 2000..........................................  1,109,469    129,524     206    1,239,199
Additions...................................................  1,286,030    129,922      --    1,415,952
Disposals...................................................                (6,149)              (6,149)
                                                              ---------    -------     ---    ---------
At December 31, 2000........................................  2,395,499    253,297     206    2,649,002
                                                              ---------    -------     ---    ---------
AMORTIZATION
At January 1, 2000..........................................    156,243     32,136      45      188,424
Charge......................................................     72,381     78,652      15      151,048
Disposals...................................................                (4,641)              (4,641)
                                                              ---------    -------     ---    ---------
At December 31, 2000........................................    228,624    106,147      60      334,831
                                                              ---------    -------     ---    ---------
NET BOOK VALUE AT
DECEMBER 31, 2000...........................................  2,166,875    147,150     146    2,314,171
                                                              =========    =======     ===    =========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

18. DEFERRED COSTS

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Notes issuance cost.........................................        67,522             69,897
Lease indexing..............................................        12,638              2,863
Loan facility issuance cost.................................        11,336             12,493
                                                                    ------             ------
                                                                    91,496             85,253
                                                                    ======             ======

     As explained in Note 20, the Company obtained long-term financing by issuing 10 3/4 Notes, in July 1997, and 11 1/4 Notes in November, 1999 and through the Loan facility, signed in December 1997. These debt issuance costs have been deferred and are amortized over the period of financing (10 years for 10 3/4 Notes and 11 1/4 Notes, 8 years for Loan facility). Due to the fact that the Company refinanced the Loan facility arranged in 1997 by the new Refinancing Loan (see Note 6), all deferred costs related to the Loan facility were written off at the moment of repayment.

     Lease indexing represents the cost of the indexation (revaluation) of the finance lease payable (see Note 25) that is deferred over the period of lease agreement.

19. CURRENT LIABILITIES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
GSM and UMTS licenses liabilities (see Note 20).............       1,184,488            206,666
Construction payables.......................................         354,727            455,557
Accruals....................................................         158,964            154,605
Trade creditors.............................................         165,508            247,956
Deferred income.............................................         100,209             48,998
Short-term portion of Loan facility (see Note 20)...........          85,851                 --
Forward contracts (see Note 24).............................          45,873                 --
Amounts due to State Treasury...............................          44,732             27,790
Overdraft facilities........................................          36,342                 --
Finance lease payable (see Note 25).........................          28,845             28,080
Payroll.....................................................           2,047              3,351
Accounts payable to shareholders............................           1,748              6,201
                                                                   ---------          ---------
                                                                   2,209,334          1,179,204
                                                                   =========          =========

     In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 and interest based on 1 month WIBOR plus 0.5% p.a. (19.54% as of December 31, 2000). PLN 25,950 of borrowings were outstanding as of December 31, 2000 and there was no borrowings as of December 31, 1999.

     In June 2000, the Company entered into a short-term renewable overdraft agreement with Citibank (Poland) S.A. The terms provided for maximum borrowings of DEM 10,000 thousands and interest based on TOMNEXT WIBOR plus 0.5% p.a. counted for each interest period separately (19.46% as of December 31, 2000). PLN 10,392 (5,273 thousands DEM) of borrowings were outstanding as of December 31, 2000.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

20. LONG-TERM INTEREST-BEARING LIABILITIES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Long-term Notes.............................................       2,651,052          2,654,021
Loan facility...............................................         751,980          1,076,566
GSM and UMTS licenses liability.............................         389,998            332,491
Finance leases payable (see Note 25)........................         193,361            190,259
Shareholders loan...........................................              --            325,075
                                                                   ---------          ---------
                                                                   3,986,391          4,578,412
                                                                   =========          =========

     On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4 Senior Subordinated Guaranteed Discount Notes
("10 3/4 Notes"). The 10 3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,048 million as of December 31, 2000). The 10 3/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10 3/4 Notes will mature on July 1, 2007. Cash interest does not accrue on the 10 3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10 3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10 3/4 Notes are loaned to the Company.

     The 10 3/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

ISSUER OPTION (CALL).................  Redemption, American Type
Period 1.............................  1 July 2002 -- 1 July 2007
Redemption Amount....................  In whole or in part
Plus.................................  Accrued and unpaid interest to the date of redemption
Period 2.............................  1 July 1997 -- 1 July 2000
Redemption Amount....................  Any amount up to 35% of the outstanding principal amount, from the net proceeds of the issuance of ordinary shares of the Company in a public offering
Plus.................................  Accrued and unpaid interest to the date of redemption
OPTION OF HOLDERS (PUT)..............  Right to require the issuer to purchase the holder's Notes
Condition............................  Occurrence of a change of control
Purchase Amount......................  All or any part
Plus.................................  Accrued and unpaid interest to the purchase date
Change of control events
Rating Decline.......................  At least two Notches below or withdrawing and,
50% Voting Power.....................  If any person or group becomes the beneficial owner of 50%
                                       or more of the total voting power except for Permitted
                                       Holders (basically existing shareholders or large and
                                       reliable telecommunication company)
Consolidation........................  Sale of substantially all the assets of the Company

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

20. LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

     The 10 3/4 Notes are measured in the balance sheet at an amortized cost. They are traded publicly in the United States and their market value as of December 31, 2000 was 66% of the nominal value (USD 167 million or PLN 692 million) whilst the carrying amount was PLN 897 million.

     On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11 1/4 Senior Subordinated Guaranteed Discount Notes
("11 1/4 Notes"). The 11 1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of Euro 300 million and USD 150 million (PLN 1,778 million as of December 31, 2000). The 11 1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately Euro 296 million and USD 148 million (PLN 1,897 million at historical exchange rate). The 11 1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11 1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000. The accrued interest on the 11 1/4 Notes is presented in the balance sheet within the current liabilities.

     Payment of the first five interest coupons will be delivered from the funds set on escrow account and invested in US Treasury Bills and Deutsche Treasury Bills (see Note 13). The obligations of PTC International Finance II S.A. under the 11 1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 11 1/4 Notes are loaned to the Company.

     The 11 1/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

ISSUER OPTION (CALL).................  Redemption, American Type
Period 1.............................  1 December 2004 -- 1 December 2009
Redemption Amount....................  In whole or in part
Plus.................................  Accrued and unpaid interest to the date of redemption
Period 2.............................  23 November 1999 -- 1 December 2002
Redemption Amount....................  Any amount up to 35% of the outstanding principal amount, from the net proceeds of the issuance of ordinary shares of the Company in a public offering
Plus.................................  Accrued and unpaid interest to the date of redemption
OPTION OF HOLDERS (PUT)..............  Right to require the issuer to purchase the holder's Notes
Condition............................  Occurrence of a change of control
Purchase Amount......................  All or any part
Plus.................................  Accrued and unpaid interest to the purchase date
Change of control events
Rating Decline.......................  At least two Notches below or withdrawing and,
50% Voting Power.....................  If any person or group becomes the beneficial owner of 50%
                                       or more of the total voting power except for Permitted
                                       Holders (basically existing shareholders or large and
                                       reliable telecommunication company)
Consolidation........................  Sale of substantially all the assets of the Company

     The 11 1/4 Notes are measured in the balance sheet at an amortized cost. They are traded publicly in the United States and their market value as of December 31, 2000 was 95% of the nominal value for the Euro part (Euro 285 million or PLN 1,098 million) and 94% of the nominal value for the USD part (USD 141 million or

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

20. LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

PLN 584 million). The carrying amounts as of December 31, 2000 were PLN 1,141 million and PLN 613 million for Euro and USD parts, respectively.

     On December 17, 1997 the Company signed a loan facility agreement with a consortium of banks organized by Citibank N.A. ("Loan facility"). The balance outstanding as of December 31, 2000 amounted to PLN 837 million which consisted of PLN 529 million (equivalent of DEM 269 million as of December 31, 2000), and DEM 156 million (equivalent of PLN 308 million as of December 31, 2000) borrowings. The Loan facility is measured in the balance sheet at nominal value plus accrued interest which approximates its fair value. The main terms of the agreement are as follows:

Facility limit.............  equivalent of DEM 622 million

Interest...................  LIBOR or WIBOR plus margin of 0.95% p.a. stepping down to 0.40% p.a.

Commitment fee.............  0.3% (as of December 31, 2000)

Collateral.................  pledge of Company's assets, rights and shares

Repayment date.............  reduction in facility limit starting from December
                             17, 2000 to December 17, 2005

     The fees for the Company's GSM 900, GSM 1800 and UMTS licenses are denominated in Euro and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.06% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company's borrowing rate for Euro as of the date of acquisition of the licenses. As at December 31, 2000 the fair values of the GSM 900 license and the GSM 1800 license amounted to PLN 210 million and PLN 112 million, respectively (as at that date carrying amounts amounted to PLN 213 million and PLN 117 million, respectively). The carrying amount of the UMTS license amounted to PLN 1,245 million and approximated the fair value.

     The balances payable on the licenses as of December 31, 2000 were:

                                                              EUR'000     EUR'000       PLN'000
MATURITY                                                      NOMINAL    DISCOUNTED    DISCOUNTED
--------                                                      -------    ----------    ----------
Due in one year (see Note 19).............................    322,816     307,309      1,184,488
Due in year two...........................................     16,715      14,498         55,881
Due in five years.........................................     15,000       8,715         33,592
Due in after five years...................................    375,000      77,969        300,525
                                                              -------     -------      ---------
                                                              729,531     408,491      1,574,486
                                                              =======     =======      =========

     The balances payable as of December 31, 1999 were:

                                                              EUR'000      EUR'000       PLN'000
MATURITY                                                      NOMINAL     DISCOUNTED    DISCOUNTED
--------                                                      --------    ----------    ----------
Due in one year (see Note 19).............................     51,035       49,573       206,666
Due in year two...........................................     72,815       66,587       277,596
Due in year three.........................................     16,716       13,168        54,895
                                                              -------      -------       -------
                                                              140,566      129,328       539,157
                                                              =======      =======       =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

20. LONG-TERM INTEREST-BEARING LIABILITIES (CONTINUED)

     In August 1999, the Company's operating shareholders i.e. Elektrim S.A., DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil") and MediaOne International B.V. ("MediaOne"), extended USD 75 million (PLN 311 million as of December 31, 1999) in subordinated loans as follows ("Shareholder loan"):
Elektrim S.A., equivalent of USD 40 million, DeTeMobil, USD 17.5 million; and MediaOne, USD 17.5 million. Each shareholder loan bears an interest rate of 12.5% compounded semi-annually on June 17 and December 17, however both principal amounts and accrued interest was due on June 19, 2006.

     On November 30, 2000, according to the Supervisory Board resolution, the Company settled the loan together with the accrued interest at the date. The amounts due to DeTeMobil Deutsche Telekom MobilNet GmbH and MediaOne International B.V. were transferred to the additional paid-in capital, contributed by these shareholders. The amount due to Elektrim S.A. was also effectively transferred to the additional paid-in capital through the Company's shareholders which are subsidiaries of Elektrim S.A (see Note 22).

21. PROVISIONS FOR LIABILITIES AND CHARGES

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Social fund.................................................         1,858              1,220
                                                                     =====              =====

     The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

22. CAPITAL

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each...................        471,000            471,000
Additional paid-in capital..................................        409,754                 --
                                                                    -------            -------
                                                                    880,754            471,000
                                                                    =======            =======

     According to the PTC Supervisory Board resolution dated November 30, 2000, the shareholders' equity was increased with the additional paid-in capital. The shareholders contributed the capital proportionally to their voting rights. The contributions were transferred from the Shareholder loan (see Note 20) and paid in cash in the amount of PLN 16,827.

23. RELATED PARTY TRANSACTIONS

ELEKTRIM S.A. AND ELEKTRIM TELEKOMUNIKACJA SP. Z O.O.

     Elektrim S.A. was the 48% shareholder of the Company until November 1999 when it transferred its holding in the Company to Elektrim Telekomunikacja Sp. z o.o. ("ET"). The Company purchased services from Elektrim S.A. amounting to PLN 1,990 during the year ended December 31, 2000, PLN 5,615 during the year ended December 31, 1999 and PLN 11,665 during the year ended December 31, 1998. These purchases related to supervision of contracting matters and administrative support relating to the Company's contracts with suppliers. The Company realized sales to Elektrim S.A. of PLN 839 during the year ended December 31, 2000, PLN 560 during the year ended December 31, 1999 and PLN 259 in 1998. Net payables outstanding were PLN 92 at December 31, 2000, PLN 925 at December 31, 1999 and PLN 915 at December 31, 1998. In year 2000 and 1999 there were no transaction with ET.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

23. RELATED PARTY TRANSACTIONS (CONTINUED)

DETEMOBIL DEUTSCHE TELEKOM MOBILNET GMBH ("DETEMOBIL")

     DeTeMobil is a 22.5% shareholder of the Company. The Company purchased services from DeTeMobil amounting to PLN 22,246 during the year ended December 31, 2000, PLN 27,543 during the year ended December 31, 1999 and PLN 31,263 in 1998. These purchases related to assistance regarding technical and management operations, roaming settlements and support of billing system. The Company realized sales of PLN 19,670 during the year ended December 31, 2000, PLN 19,795 during the year ended December 31, 1999 and PLN 14,923 in 1998. Net payables outstanding were PLN 462 at December 31, 2000, PLN 5,082 at December 31, 1999 and PLN 4,269 at December 31, 1998.

MEDIAONE INTERNATIONAL B.V. ("MEDIAONE")

     MediaOne, currently controlled by DeTeMobil, is a 22.5% shareholder of the Company. The Company purchased services from MediaOne amounting to PLN 7,834 during the year ended December 31, 2000, PLN 14,426 plus PLN 386 of interest during the year ended December 31, 1999 and PLN 14,382 in 1998. These purchases related to financing, marketing and sales assistance, from MediaOne. There were no balances outstanding at December 31, 2000 and December 31, 1999.

     Related party transactions were conducted primarily on market terms.

24. DERIVATIVE FINANCIAL INSTRUMENTS

     In year 2000 the Company concluded a set of transactions (foreign currency forwards and non-delivery forwards) to hedge some of the foreign currency liabilities that are scheduled to realize in the following years. During the year ended December 31, 2000 the Company realized PLN 22,011 of foreign exchange losses on closed transactions. The fair value of open transaction as of December 31, 2000 resulted in a loss of PLN 45,873.

     The table below presents the information related to the above transactions:

                                                                FAIR VALUE    FAIR VALUE    FAIR VALUE
PRINCIPAL VALUE IN CURRENCY    MATURITY DATE     FAIR VALUE      AVERAGE         MIN           MAX
---------------------------    -------------    ------------    ----------    ----------    ----------
                                                December 31,    Year 2000     Year 2000     Year 2000
                                                     2000
                                    Non-Delivery forward contract
56,100 thousand EUR......      April 2, 2001      (30,028)       (11,179)      (30,028)        6,480
                                          Forward contracts
16,875 thousand EUR......       June 1, 2001      (11,107)        (6,056)      (11,107)          (79)
8,438 thousand USD.......       June 1, 2001       (4,738)        (1,115)       (4,738)          951
                                                  -------        -------
                                                  (45,873)       (18,350)
                                                  =======        =======

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

25. FINANCIAL COMMITMENTS

a.   FINANCE LEASES (INCLUDED IN LIABILITIES)

     On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The headquarters lease obligation is denominated in USD and payable in Zloty. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease. The Company recognized the initial value of leased assets and lease liabilities in its balance sheet at the present value of the minimum lease payments. The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company's borrowing rate for USD as of the date of acquisition of the leased assets. The finance lease liability is measured in the balance sheet at an amortized cost.

     The minimum lease payments under capital leases are as follows:

                                                                     AT DECEMBER 31, 2000
                                                            --------------------------------------
                                                            FUTURE VALUE    INTEREST    DISCOUNTED
                                                            ------------    --------    ----------
Due in
one year................................................       30,577         1,732       28,845
year two................................................       30,577         4,671       25,906
year three..............................................       30,577         7,306       23,271
year four...............................................       30,577         9,662       20,915
year five...............................................       30,577        11,768       18,809
after year five.........................................      276,181       171,721      104,460
                                                              -------       -------      -------
                                                              429,066       206,860      222,206
                                                              =======       =======      =======

                                                                     AT DECEMBER 31, 1999
                                                            --------------------------------------
                                                            FUTURE VALUE    INTEREST    DISCOUNTED
                                                            ------------    --------    ----------
Due in
one year................................................       29,807         1,727       28,080
year two................................................       29,807         4,676       25,131
year three..............................................       29,807         7,315       22,492
year four...............................................       29,807         9,673       20,134
year five...............................................       29,807        11,782       18,025
after year five.........................................      300,363       195,886      104,477
                                                              -------       -------      -------
                                                              449,398       231,059      218,339
                                                              =======       =======      =======

     The lease obligation's future amount, USD 103,559 thousand, consists of minimum monthly payments of USD 615 thousand and purchase option of USD 11,825 thousand. Annually, the Company's lease liabilities are changed based on the U.S. consumer price index ("CPI"). In 2000, this resulted in an increase in minimum monthly payments by USD 16.2 thousand (PLN 67 thousand as of December 31, 2000) and USD 4.3 thousand in 1999 (PLN 17.8 thousand as of December 31,
1999).

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

25. FINANCIAL COMMITMENTS (CONTINUED)

b.  OPERATING LEASES (NOT INCLUDED IN LIABILITIES)

     The minimum annual rentals payable on operating leases are as follows:

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Operating leases maturity
Due in one year.............................................          9,218            17,475
Due in two years............................................         13,399             9,010
Due in three years..........................................         10,008            14,201
Due in four years...........................................          7,182             6,253
Due in five years...........................................          6,202             2,345
Due after five years........................................         95,185            31,896
                                                                    -------            ------
                                                                    141,194            81,180
                                                                    =======            ======

     Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

c.   CAPITAL EQUIPMENT COMMITMENTS (NOT INCLUDED IN LIABILITIES)

                                                                AT DECEMBER 31,    AT DECEMBER 31,
                                                                     2000               1999
                                                                ---------------    ---------------
Authorized and contracted...................................         970,532            319,725
Authorized and not contracted...............................       1,487,877          1,495,522
                                                                   ---------          ---------
                                                                   2,458,409          1,815,247
                                                                   =========          =========

     Capital equipment commitments denominated in Deutschemarks amount to approximately DM 795 million at December 31, 2000 and DM 852 million at December 31, 1999.

26. DIVIDEND RESTRICTION

     The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As of December 31, 2000 there is PLN 44,252 available for distribution subject to the decision of the Shareholders' Meeting in 2001.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

27. SUPPLEMENTARY CASH FLOW INFORMATION

     Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
Balances deposited with banks:
  Current accounts..........................................      14,669               29,422
  Term deposits with original maturity of less than 90
     days...................................................      14,033              654,305
  Treasury bills with original maturity of less than 90
     days...................................................          --              410,694
  Social fund cash..........................................         602                  468
Cash on hand................................................         161                  620
                                                                  ------            ---------
                                                                  29,465            1,095,509
                                                                  ======            =========

     At December 31, 2000 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 411 of foreign exchange losses, which were reported under interest and other financial expenses. The social fund cash is restricted for the benefits of the employees as described in Note 4.e.

NON-CASH TRANSACTIONS

                                                              AT DECEMBER 31,    AT DECEMBER 31,
                                                                   2000               1999
                                                              ---------------    ---------------
UMTS license acquisition....................................     1,279,147                --
Additional capital..........................................       392,927                --
GSM 1800 license acquisition................................            --           389,923
Assets acquired under finance lease.........................            --           119,963

28. EMPLOYMENT

     Average headcount in the Company during the presented years was as follows:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Average headcount....................................     2,865           2,170           1,439

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

29. ESTIMATION OF THE FAIR VALUES

     The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at December 31, 2000 and 1999, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                       31 DECEMBER, 2000         31 DECEMBER, 1999
                                                     ----------------------    ----------------------
                                                     CARRYING                  CARRYING
                                                      AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                     --------    ----------    --------    ----------
                                                         MILLION ZLOTY             MILLION ZLOTY
FINANCIAL ASSETS
Cash and cash equivalents........................        29           29        1,096        1,096
Debtors..........................................       268          268          238          238
Short-term investments...........................       192          191          198          198
Financial assets.................................        97           97          302          299
FINANCIAL LIABILITIES
Current liabilities..............................     1,877        1,877          920          920
Long-term interest-bearing liabilities...........     3,793        3,513        4,388        4,311

Debtors, current liabilities

     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Cash and cash equivalents, short-term investments, financial assets

     The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term investments and financial assets is based on quoted market values.

Long-term interest-bearing liabilities

     The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

Forward foreign exchange contracts

     The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates at the year-end balance sheet dates. Therefore, the carrying amounts approximate fair value.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

30. SUPPLEMENTARY INFORMATION TO IAS FINANCIAL STATEMENTS

     A reconciliation of the Company's consolidated net profit / (loss) under PAS and IAS is summarized as follows:

                                                        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Comprehensive net profit/(loss) under PAS............     62,795         (138,203)        26,913
Foreign translation difference.......................       (636)          (1,582)            63
IAS adjustment for GSM licenses amortization.........      5,992            4,562          4,520
IAS adjustment for GSM licenses discount.............    (26,591)         (22,602)       (24,151)
Unrealized foreign exchange differences..............     45,188           29,569          8,610
Finance lease........................................       (511)           1,113          2,104
IAS assets adjustment................................     (2,972)            (964)        11,732
Development and start-up costs.......................      3,586            3,586          6,324
Deferred tax benefit/(charge)........................     10,800            2,018        (30,599)
                                                         -------         --------        -------
Comprehensive net profit/(loss) under IAS............     97,651         (122,503)         5,516
                                                         =======         ========        =======

     A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows:

                                                                   SHAREHOLDERS' EQUITY
                                                       --------------------------------------------
                                                            AT              AT              AT
                                                       DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Shareholders' equity under PAS.......................    623,371         151,681         289,758
Foreign translation difference.......................     (1,429)         (1,652)             56
IAS adjustment for GSM license amortization..........     21,613          15,621          11,059
IAS adjustment for GSM licenses discount.............    (79,775)        (53,184)        (30,582)
Unrealized foreign exchange differences..............     85,043          39,855          10,286
Finance lease........................................      2,706           3,217           2,104
IAS assets adjustment................................      7,796          10,768          11,732
Development and start-up costs.......................     (2,296)         (5,882)         (9,468)
Deferred tax benefit.................................     18,182           7,382           5,364
                                                         -------         -------         -------
Shareholders' equity under IAS.......................    675,211         167,806         290,309
                                                         =======         =======         =======

     The above differences are caused by the following reasons:

     - Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses,

     - Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes,

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

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

31. DIFFERENCES BETWEEN IAS AND U.S. GAAP

     The Company's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

     The effect of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income/(loss).

     Reconciliation of consolidated net profit/(loss):

                                                            YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                               2000           1999           1998
                                                           ------------   ------------   ------------
Comprehensive net income / (loss) under IAS..............     97,651        (122,503)        5,516
U.S. GAAP adjustments:
(a)  Removal of foreign exchange differences capitalized
     for IAS.............................................      4,176         (18,224)      (22,765)
(b)  Depreciation and amortization of foreign exchange...      9,188           6,392         3,931
(c)  Inventory discounts policy..........................         --              --        (3,548)
(d)  Development and start-up cost.......................         --          (9,468)       (3,585)
(e)  Revenue recognition (SAB 101).......................     14,711              --            --
(f)  Deferred tax on above...............................     (4,564)          2,938         1,291
                                                             -------        --------       -------
Net profit / (loss) under U.S. GAAP......................    121,162        (140,865)      (19,160)
                                                             =======        ========       =======

RECONCILIATION OF CONSOLIDATED NET ASSETS:

                                                              AT             AT             AT
                                                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                             2000           1999           1998
                                                         ------------   ------------   ------------
Consolidated shareholders' equity under IAS............    675,211         167,806       290,309
U.S. GAAP adjustments:
(a)  Removal of foreign exchange differences
     capitalized for IAS...............................    (99,064)       (103,240)      (85,016)
(b)  Depreciation and amortization on above............     22,965          13,777         7,385
(c)  Inventory discounts policy........................         --              --            --
(d)  Development and start-up cost.....................         --              --         9,468
(e)  Revenue recognition (SAB 101).....................     14,711              --            --
(f)  Deferred tax on above.............................     (4,564)             --        (2,938)
                                                           -------        --------       -------
Consolidated shareholders' equity under U.S. GAAP......    609,259          78,343       219,208
                                                           =======        ========       =======

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

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

31. DIFFERENCES BETWEEN IAS AND U.S. GAAP (CONTINUED)

(a)  REMOVAL OF FOREIGN EXCHANGE DIFFERENCES CAPITALIZED FOR IAS (CONTINUED)

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 16). As explained in Note 4.b., the Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 17).

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

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

(d)  DEVELOPMENT AND START-UP COST

     As explained in Note 5 for IAS purposes the Company has adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes the Company has written off in 1999 start-up costs following the issuance the SOP 98-5 in the United States.

(e)  REVENUE RECOGNITION (SAB 101)

     On December 3, 1999 the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles (GAAP). A calendar year company is required to calculate the effect of adopting SAB 101 as of January 1, 2000 and make the cumulative entry on that date, and restate all quarterly information previously reported during 2000.

     Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and up-front non-refundable fees and their presentation in the financial statements.

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed.

     The revenue from separable multiple-element transactions and costs related to this transactions are recognized in the income statement as incurred, except for non-refundable up-front fees (activation fees) and direct costs related to these fees. These revenues and costs are deferred over the average expected life of the customer.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

31. DIFFERENCES BETWEEN IAS AND U.S. GAAP (CONTINUED)

     The accounting treatment of revenues and relevant cost for multi-element arrangements is summarized in the following table:

   MULTI-ELEMENT CONTRACT (HANDSET, ACTIVATION AND TELECOMMUNICATION SERVICE)

                                 SEPARABLE                          NON-SEPARABLE
                                 ---------                          -------------
Accounting treatment...........  Activation represents up-front     Handset, activation and service
                                 non-refundable fee.                are treated as multi-element
                                                                    contract that is non-separable.
                                 Handset is sold separately from
                                 the rest of the multi-element
                                 contract
Revenue recognition............  Activation revenue is deferred     Activation and handset revenue
                                 over average expected life of      is deferred over average
                                 the customer.                      expected life of the customer.
                                 Handset revenue is recognised
                                 immediately.
Cost recognition...............  Multiple Element Cost:             Multiple Element Cost:
                                 Cost of the activation card is     Cost of activation card and
                                 deferred in line with              cost of handset equal to
                                 activation revenue.                activation and handset revenue
                                                                    is deferred over average
                                 Cost of sale                       expected life of the customer.
                                 Cost of the handset is             The excess of the costs over
                                 recognised immediately.            revenues is immediately
                                                                    expensed.

     Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the fair value of the elements.

(g)  PRESENTATION OF DEFERRED TAXATION

     Under IAS, passing certain criteria, the Company may net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As of December 31, 2000 deferred tax assets, as presented in Note 12, included PLN 51,883 of current portion (PLN 27,472 as at December 31, 1999) and deferred tax liability included PLN 17,695 of current portion (PLN 7,637 as at December 31, 1999).

(h) SFAS 133

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.

     Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (IN THOUSANDS OF PLN)

31. DIFFERENCES BETWEEN IAS AND U.S. GAAP (CONTINUED)

Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     Statement 133, as amended, is effective for fiscal years beginning after June 15, 2000. A Company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998, and thereafter). Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid instruments. With respect to hybrid instruments, Company may elect to apply Statement 133, as amended, to (1) all hybrid instruments, (2) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1997, or (3) only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998.

     The Company plans to adopt Statement 133 on January 1, 2001. The Company plans to apply Statement 133 to only those hybrid instruments that were issued, acquired, or substantively modified after December 31, 1998. The Company has not yet quantified all effects of adopting Statement 133 on its financial statements. However, the Statement could increase volatility in earnings and other comprehensive income or involve certain changes in Company's business practices.