Form 20-F/A
period 2000-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2001-04-12
CIK 1046962

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ANNUAL REPORT
                                       ON

                                  FORM 20-F/A
(MARK ONE)
[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee Required)
                                       OR
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000 (No Fee Required)
                                       OR
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from N/A to N/A (No Fee Required)
                        Commission file number: 333-7668
                      POLSKA TELEFONIA CYFROWA SP. Z O.O.
             (Exact Name of Registrant as Specified in Its Charter)
                                     POLAND
                (Jurisdiction of Incorporation or Organization)
                  AL. JEROZOLIMSKIE 181, 02-222 WARSAW, POLAND
                    (Address of Principal Executive Offices)

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

     References to the "10 3/4% Notes" are to the 10 3/4% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10 3/4% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands. References to the "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11 1/4% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly-owned holding company subsidiary of ours organized under the laws of The Netherlands. Both the 10 3/4% Notes and 11 1/4% Notes (together, the "Existing Notes") are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act"). We have no other subsidiaries.

     We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F/A (the "Form 20-F"), references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "U.S.$", "USD" or "$" are to the lawful currency of the United States of America, references to "Deutschmark" or "DM" are to the lawful currency of the Federal Republic of Germany and references to "E" and "Euro" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union.

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

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THIS ANNUAL REPORT ON FORM 20-F CONTAINS CERTAIN FORWARD LOOKING STATEMENTS (AS DEFINED IN
SECTION 21E OF THE EXCHANGE ACT) WITH RESPECT TO OUR PLANS TO COMPLETE OUR CELLULAR NETWORK, EXPECTATIONS AS TO FUNDING OUR CAPITAL REQUIREMENTS AND OTHER STATEMENTS OF EXPECTATION, BELIEF, FUTURE PLANS AND STRATEGIES, ANTICIPATED DEVELOPMENTS AND OTHER MATTERS THAT ARE NOT HISTORICAL FACTS. THESE FORWARD LOOKING STATEMENTS ARE ACCOMPANIED BY, AND SHOULD BE READ IN CONJUNCTION WITH, AN EXPLANATION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED AS SUCH FORWARD LOOKING STATEMENTS. BY THEIR NATURE, FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND THE FACTORS DESCRIBED IN THE CONTEXT OF SUCH FORWARD LOOKING STATEMENTS, AND OTHER FACTORS REFERRED TO IN THIS ANNUAL REPORT ON FORM 20-F, PARTICULARLY IN ITEM 3. KEY INFORMATION AND ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR IMPLIED BY SUCH FORWARD LOOKING STATEMENTS. THE WORDS "BELIEVE", "EXPECT", "ANTICIPATE", "PLAN", "INTEND" AND SIMILAR EXPRESSIONS ARE PREDICTIONS OF OR INDICATE FUTURE EVENTS OR TRENDS IDENTIFYING FORWARD LOOKING STATEMENTS. WE ARE CLAIMING THE BENEFITS OF THE SAFE HARBOR PROVISIONS REFERRED TO ABOVE.

                      ------------------------------------

     Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Item 1.     Identity of Directors, Senior Management and Advisers.......    4
Item 2.     Offer Statistics and Expected Timetable.....................    4
Item 3.     Key Information.............................................    4
Item 4.     Information on the Company..................................   12
Item 5.     Operating and Financial Review and Prospects................   34
Item 6.     Directors, Senior Management and Employees..................   46
Item 7.     Major Shareholders and Related Party Transactions...........   50
Item 8.     Financial Information.......................................   55
Item 9.     The Offer and Listing.......................................   58
Item 10.    Additional Information......................................   58
Item 11.    Quantitative and Qualitative Disclosures about Market          65
            Risk........................................................
Item 12.    Description of Securities other than Equity Securities......   71
Item 13.    Defaults, Dividend Arrearages and Delinquencies.............   71
Item 14.    Material Modifications to the Rights of Security Holders and   71
            Use of Proceeds.............................................
Item 17.    Financial Statements........................................   71
Item 18.    Financial Statements........................................   72
Item 19.    Exhibits....................................................   72

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following tables set forth selected historical financial data of ours for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F/A. The financial data presented in accordance with International Accounting Standards included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, included elsewhere in this Form 20-F. The unaudited financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from our Financial Statements. The financial data included below as of and for the years ended December 31, 1997 and 1996 has been derived from our historical financial statements, adjusted for restatements made in 1999 and 1998 relating to previous years.

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

RISK FACTORS

RISKS RELATED TO THE NEED FOR ADDITIONAL FINANCING -- OUR CURRENT BUSINESS PLAN MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING.

     In order for us to implement our current business plan, we may need to raise additional funds to meet our anticipated working capital requirements, capital expenditures and other operating requirements. Although the proceeds from the new Bank Credit Facilities, which were entered into on February 20, 2001 (as described in Item 8. Financial Information -- Material Contracts -- Bank Credit Facilities), together with anticipated cash from operations, will provide a significant portion of the financing required to implement our business plan, we may eventually be required to raise additional financing. We cannot assure you that this additional financing will be available on satisfactory and commercially acceptable terms or at all.

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

RISKS RELATED TO THE FUTURE DEVELOPMENT OF THE POLISH WIRELESS MARKET -- OUR BUSINESS DEPENDS ON FUTURE GROWTH OF THE WIRELESS PHONE MARKET IN POLAND.

     The development of our business continues to depend, in large part, on the level of wireless penetration in Poland. We expect continued growth in the number of wireless subscribers in Poland. However, the size of our future subscriber base will be affected by a number of factors. Many of these factors are beyond our control, including general economic conditions such as GDP per capita, the relative development of the GSM market and the future UMTS market and any rival market for the provision of wireless services, the price of handsets, the price of services, dealer commissions and the availability, quality and cost to the subscriber of competing services. Any significant slowdown in economic growth in Poland could hurt us by slowing the rate of increase in the number of our subscribers or causing a decline in average usage or revenue generated by these subscribers. Given these factors, as well as the relatively short history of the wireless telecommunications industry, it is difficult to predict with any degree of certainty the growth of wireless services in Poland or of the number of our subscribers. In addition, as the penetration of wireless phones into Poland increases, we believe that an increasing proportion of subscribers will be from segments of the population with lower usage rates. Accordingly, we believe that average use and revenue per subscriber from Voice Services will continue to decline. See Item 5. Operating and Financial Review and Prospects.

RISKS RELATED TO THE DEVELOPMENT OF UMTS NETWORKS AND SERVICES -- A FAVORABLE MARKET FOR UMTS SERVICES IN POLAND MAY NOT DEVELOP, WHICH MAY MATERIALLY AFFECT OUR REVENUE GROWTH.

     We have recently acquired a third generation mobile telephone or UMTS License to commence operations of UMTS services in Poland. As a result, we will be required to make substantial investments during the next several years in order to build out UMTS networks and develop related products and services. Therefore our business plan is, in large measure, based on the anticipated widespread market acceptance of UMTS technology, which is still unproven. UMTS technology may not develop in a timely manner or, if developed, it may not provide the expected advantages over existing or other as yet undeveloped technologies. In addition, demand is unproven for UMTS-based services and may not develop as we anticipate. Accordingly, no assurances can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. If UMTS technology is not developed on a timely basis, if we fail to integrate our UMTS network into our existing network, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may be required to amend our business plan or our business, results of operations and financial condition may be materially and adversely affected. See Item 4. Information on the Company -- Suppliers.

RISKS RELATED TO OBTAINING THE NECESSARY FINANCING FOR EXPENDITURES RELATING TO OUR UMTS BUSINESS.

     Under our Bank Credit Facilities, we are required to submit a UMTS business plan to the lenders under these facilities for their approval. Prior to receiving their approval, we are restricted by the terms of these facilities to spending no more than E25 million from the Bank Credit Facilities on our UMTS business. If we do not obtain our lenders' approval, then we may either refinance the Bank Credit Facilities (in which case we are required to notify the lenders of our intention to do so), fund our UMTS network using certain other sources of financing or delay developing our UMTS network. If we elect to fund our UMTS network using other sources of financing or delay the development of our UMTS network, we will be able to continue utilizing the Bank Credit Facilities for our non-UMTS operations. If we elect to refinance, which we must do within nine months after notifying the lenders, we are restricted to spending no more than E75 million from the Bank Credit Facilities on capital expenditure, operating expenses and working capital on our UMTS network. In such circumstances, remaining amounts available under the Bank Credit Facilities would still be able to be used for appropriate non-UMTS related purposes. Therefore, if these lenders do not approve our UMTS business plan and we are unable to obtain financing from another source on acceptable terms, or at all, our UMTS expansion and roll-out plans may be adversely affected. In addition, we may be required to raise additional financing to implement our current business plan, even if the lenders under the Bank Credit Facilities approve our UMTS business plan. See -- Risks Related to the Need for Additional Financing -- Our current business plan may require significant additional financing.

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

     A large portion of our debt obligations and expenses are, and are expected to continue to be, denominated in Euro or U.S. dollars. By contrast, almost all of our revenues are denominated in Zloty. Therefore, we are exposed to currency exchange rate risks that could significantly impact our ability to meet our debt obligations and finance our business. If the Zloty devalues significantly, we may not be able to offset the impact of such devaluation through price adjustments. We will then have to use a larger portion of our revenues to pay our non-Zloty obligations. In March 2000, we adopted a hedging policy aimed at protecting us in part against the effects of any such currency exchange rate fluctuations and we entered into transactions to hedge the risk of exchange rate fluctuations. Since then, we have hedged our twelve month financing cash outflows in foreign currency, although inflation and currency exchange fluctuations have still had, and may continue to have, an adverse effect on our financial results. See Item 5. Operating and Financial Reviews and Prospects and
Item 11. Quantitative and Qualitative Disclosures about Market Risk.

RISKS RELATED TO SHAREHOLDER DISPUTES -- A FAILURE BY OUR SHAREHOLDERS TO RESOLVE THEIR DISPUTES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Deutsche Telekom MobilNet GmbH ("DeTeMobil"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Elektrim S.A. ("Elektrim") and Vivendi Universal S.A. and certain of its affiliates or ("Vivendi") (together the "Operating Parties") are our three principal shareholders. Each of DeTeMobil, MediaOne and Elektrim entered into a Shareholders' Agreement dated December 21, 1995 (as amended, the "Shareholders' Agreement") governing the Operating Parties' involvement in our business and their agreement as to how it should be managed. Elektrim subsequently transferred a portion of its shares to Elektrim Telekomunikacja Sp. z o.o. Under the Shareholders' Agreement, our business is managed by a Management Board and controlled by a Supervisory Board. In addition, the Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions).

     Deutsche Telekom (the parent company of DeTeMobil) acquired MediaOne in 2000. As a result, Deutsche Telekom currently owns directly and indirectly 45% of our outstanding shares. Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement. On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to Elektrim Telekomunikacja Sp. z o.o. retaining one share of direct ownership. Notwithstanding the foregoing, at the request of Elektrim, our Management Board filed these changes in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. Two of our five Management Board members objected, however, to Elektrim's request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom has announced that it will appeal this decision. Deutsche Telekom also announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services.

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

     Vivendi has also recently attempted, along with certain members of Elektrim's Supervisory Board, to change the composition of Elektrim's management. This, or a similar dispute among Elektrim and its shareholders, may adversely affect Elektrim and distract its management from focusing on Elektrim's interest in Elektrim Telekomunikacja Sp. z o.o., and to how Elektrim Telekomunikacja Sp. z o.o. should take important decisions affecting us. These decisions may include, among others, whether or not to provide us with additional financing if needed, in the form of equity or shareholder loans or otherwise. In addition, the need for agreement by all of the Operating Parties on many important decisions means that the failure by our major shareholders to timely reach unanimous agreement concerning our operations or otherwise may result in delays or other impasses which may consequently have a material adverse effect on our ability to conduct our business. Should the disputes described above continue, the ability of the Operating Parties to cooperate might be diminished. Any failure by the Operating Parties to maintain cooperative relationships could have a material adverse effect on our business and on our results of operations and financial condition.

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

     We face competition primarily from Polkomtel S.A. ("Polkomtel"), PTK Centertel Sp. z o.o. ("Centertel") and wireline telephone services. Competition between ourselves, Polkomtel and Centertel, and to a lesser extent, wireline telephone service providers, is based on promotional discounts, services offered, quality of service and coverage area. Competitive pressures may also result in reduced tariff rates which would in turn reduce our average revenue per subscriber, which has declined over time. See Item 4. Information on the Company -- Competition and Item 5. Operating and Financial Review and Prospects.

     Centertel's majority shareholder is Telekomunikacja Polska SA ("TPSA"), Poland's state-controlled fixed-line telecommunication operator. Polkomtel is also owned in part by Polish state-controlled entities. As long as the Polish state owns interests in our competitors, it may choose to favor such operators. See Item 4. Information on the Company -- Competition. In addition, the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

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

     The telecommunications industry is subject to rapid and significant changes. We may face competition in the future both from the introduction of existing rival telecommunications technologies into Poland and from the development of new wireless technologies. See Item 4. Information on the Company -- Competition and -- Risks Related to Shareholder Disputes.

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

     Poland has been one of the fastest growing economies in Europe over the years that we have been in operation. Real GDP growth in Poland was 4.1% in 1999 and 4.1% in 2000, and per capita GDP has risen 2.4% from U.S.$4,014 in 1999 to U.S.$4,111 in 2000(1). There is no guarantee that this growth will continue. Any significant slowdown in Poland's economic growth could hurt us by slowing the rate of increase in the number of our subscribers or causing a further decline in average usage or revenue per subscriber.

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

---------------

(1) Source: Glowny Urzad Statystyczny (the Polish Government Statistics Office
    2001).

(2) Source: Standard & Poor's.

RISK RELATED TO THE REGULATION OF THE POLISH WIRELESS TELECOMMUNICATIONS INDUSTRY -- CHANGES IN THE REGULATORY ENVIRONMENT COULD HURT OUR BUSINESS.

     Our business is subject to extensive governmental regulation. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls, may adversely affect our results of operations. Decisions by regulators, including granting of additional mobile telephony licenses to competitors or new entrants, or limitations on licenses necessary for our operations, could adversely affect our business. The imposition of significant additional charges and the denial of governmental concessions that we may seek in expanding our network, including non-allocation of additional channels in the 900 or 1800 GSM bands, or the failure by the Polish Armed Forces to fulfill their obligations to abandon the UMTS band awarded to us could have a material adverse impact on the future development of our operations. In addition, the OTR may seek to impose obligations not included in our licenses that require us to allow competitors roaming or site-sharing rights on our network or otherwise cause material changes to the regulatory environment. See Item 4. Information on the Company -- The Licenses.

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

RISKS ASSOCIATED WITH SUPPLIERS -- INTERFERENCE WITH OUR SUPPLIES COULD HARM OUR BUSINESS.

     Operation of our GSM and our UMTS networks, including our mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment depends upon obtaining adequate supplies of transmission, switching and network equipment on a timely basis. We purchase such equipment from Alcatel, Ericsson and Siemens, all of which are leading international telecommunications systems equipment suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of equipment in a timely manner from Alcatel, Ericsson, Siemens or any other supplier of equipment or services or if there are significant increases in the costs of such equipment or services. From time to time, suppliers may extend lead times, limit supplies to us or increase prices due to capacity constraints or other factors. For example, handset suppliers have announced that they intend to establish worldwide allocations of handsets. We have not experienced any delays in the receipt of GSM handsets to date, although we may do so in the future. We have, however, faced and are currently facing delays in the receipt of General Packet Radio Service, or GPRS, handsets and may also face similar problems with the availability of UMTS handsets and equipment. In addition, integrating the new UMTS equipment of multiple suppliers may be more difficult and present a higher risk to us than is faced by one of our competitors, who uses only one major supplier. This may result in delays in the commercial launch of our UMTS services, which may lead to our competitors gaining a competitive advantage. Any delays in launching our UMTS network could have a material adverse effect on our business. See Item 4. Information on the Company -- Network and Facilities -- Suppliers.

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

     Our primary assets, our GSM and UMTS Licenses, are not transferable. As a result, any transfer by us of our business would require the revocation and reissuance of the GSM and UMTS Licenses. In addition, certain changes in our ownership would effectively require the prior approval of the Polish Ministry of Communications. In the event of a default by us under our Bank Credit Facilities and an attempted realization by the holders of our senior indebtedness on the collateral securing such senior indebtedness (which collateral currently includes all of our outstanding capital stock), these creditors would likely seek to sell our company as a going concern in order to maximize the proceeds realized. Such a sale would require the approval of the Polish Ministry of Communications. The price obtained on any such sale could be adversely affected by the application of the foregoing and other regulatory restrictions applicable to us and our business, as well as other applicable governmental regulations and laws and foreign exchange controls. The amounts (and the timing of the receipt of any amounts) available to satisfy the claims of the holders of any of our indebtedness which is subordinated to that owed under our Bank Credit Facilities after any such sale could be further adversely affected by U.S., Luxembourg and Polish insolvency, bankruptcy and administrative laws favouring secured creditors and limiting the rights of unsecured creditors. See Item 4. Information on the Company -- The Licenses.

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

     On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the "UMTS License"), which is valid through January 1, 2023, see "-- The Licenses -- The UMTS License". UMTS is a high-speed standard for mobile telephony that we believe will allow us to provide an extensive range of new services, including video telephony and high-speed Internet access.

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

     In February 2001 we entered into the Bank Credit Facilities totalling E650 million to support the growth of our ongoing capital expenditure, our GSM business and the development of UMTS, as well as to refinance the DM 672 million Bank Credit Facility entered into in 1997 (the "1997 Bank Credit Facility"). The Bank Credit Facilities were arranged by Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., the European Bank for Reconstruction and Development and Deutsche Bank Polska S.A. The Bank Credit Facilities have a five year maturity. They consist of a E550 Million Bank Credit Facility and a E100 Million Bank Credit Facility with aggregate (each as described in Item 8. Financial Information -- Material Contracts -- Bank Credit Facilities) commitments totalling E650 million of which E387.5 million are available in Euro and other major currencies and E262.5 million of which are available in Zloty. We may be required to terminate the E100 Million Bank Credit Facility under certain circumstances if we raise additional debt. We have increased the size of our Zloty commitments as part of our effort to reduce our foreign exchange exposure. Outstanding advances under these facilities bear interest at a rate based on LIBOR, EURIBOR or WIBOR, as appropriate, plus an applicable margin, the level of which is determined by the ratio of senior debt to annualized EBITDA.

     At the end of February 2000 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License.

BUSINESS OVERVIEW

     We are the largest GSM wireless telephony services provider in Poland with
2.8 million subscribers, a 41.8% share of the total Polish wireless market and a 42.5% share of the total Polish GSM market, in each case, as of December 31, 2000. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, that we lead the market in terms of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 License and, on December 20, 2000, we were granted a UMTS License. As of December 31, 2000, our GSM network covered approximately 93.6% of the geographic area of Poland representing approximately 98.6% of the total Polish population. We have completed the initial roll out of our SDH microwave backbone network, which connects certain key portions of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. The final phase of this SDH microwave backbone network is expected to be completed by the end of the second quarter of 2001. In addition, we have selectively rolled out a GSM 1800 service, which allows us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand Era, which, according to a survey conducted for us by SMG Marketing Research in 2000, was one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 28 dealers with 965 points of sale, a direct sales force of 93 representatives and a national network of our own 63 retail outlets.

     We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the year ended December 31, 2000, we generated an average of approximately 88,000 additional net subscribers per month compared to approximately 81,000 in 1999. In 2000 our churn rate decreased to an average of 2.0% per month from an average of 2.5% per month in 1999. As of December 31, 2000, we provided wireless services to approximately 2.03 million post-paid subscribers and approximately 0.77 million pre-paid subscribers. For the year ended December 31, 2000, we had revenues and EBITDA of PLN 3,632.4 million and PLN 1,135.7 million, respectively, compared to revenues of PLN 2,592.1 million and EBITDA of PLN 598.3 million, for the year ended December 31, 1999, representing increases of 40.1% and 89.8%, respectively, over the previous year.

     We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and, on a trial basis, GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting selected pre-paid subscribers to post-paid plans and minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 162 international roaming agreements with GSM operators in 81 countries, including all European countries with GSM services.

     We have benefitted from the experience, expertise and financial and operating support of DeTeMobil, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Elektrim and Vivendi Universal S.A., and from employees seconded from these companies. These secondees have trained and supervised a number of our local managers, who now hold key positions in our company, including our Director General and our Director of Strategy, Marketing & Sales. As of December 31, 2000, the number of key seconded employees was four, representing less than 0.5% of our work force.

BUSINESS STRATEGY

     Our strategic objective is to increase revenues, profitability and cash flow and to maintain our position as the leading provider of high-quality personal communication services in the Polish telecommunications market. The following are key elements of our strategy:

PROVIDE SUPERIOR NETWORK QUALITY

     We have made and continue to make significant investments in the quality of the network to maintain competitive nationwide coverage and superior in-building reception to deliver the lowest percentage of dropped calls in the market. By focusing capital expenditures on providing comprehensive in-building coverage in major urban centers in Poland and enabling subscribers to receive and make wireless connections anywhere within those areas, we attract and retain subscribers who generate high usage. These subscribers are generally less price sensitive, less prone to switch operators and represent a lower credit risk. Maintaining a high quality network allows us to price our services at a premium relative to some of our competitors. The addition of the GSM 1800 License improved the network capabilities by allowing us to increase network capacity selectively in a capital efficient manner. We also invested in the construction of the SDH microwave backbone network to carry voice and data traffic. The backbone network is expected to reduce our reliance on leased lines from TPSA, particularly between our main MSC sites, support expected growth in Internet traffic, provide better transmission quality and reduce our operating costs. In addition, our GPRS platform covers twelve major Polish cities and suburbs, with an approximate population coverage of 50%. We expect our GPRS network to cover the whole of our GSM coverage area by the beginning of the third quarter 2001.

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

PROVIDE OUTSTANDING SERVICE

     We believe that high-quality customer service plays an important role in distinguishing us from our competitors, expanding our subscriber base and sustaining subscriber loyalty. We employ over 700 subscriber service representatives in our customer center located in Warsaw who operate a 24 hour toll free subscriber service hotline, including directory assistance, mobile telephone service guidance, billing and other information. We have information systems that immediately activate services and which enable subscribers to migrate between different platforms. In 2000, we were awarded a number of ISO 9002 awards, including our ISO 9002 status for our customer care service, and our hotline was chosen as the best one among Polish wireless companies by the Polish magazine Computer World. Furthermore, we also provide subscriber support services such as handset servicing and billing inquiries at our 63 centers located in our retail outlets.

MANAGE CHURN AND BAD DEBTS

     Our management of subscriber churn has allowed us to maximize profitability and cash flow. During 1998, our average monthly churn rate was 2.2%. We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). However, during 1999, our monthly churn increased. In response we initiated a handset upgrade program for our valued subscribers, instituted improved credit information sharing throughout our national distribution network and launched the first and only loyalty plan in the Polish telecommunications sector under which long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, including LOT Polish Airlines, British Airways, Panasonic and Kodak. Following the introduction of this program, our average monthly churn for the year ended December 31, 2000 decreased to 2.0% from 2.5% for the year ended December 31, 1999. In addition, we aggressively pursue collections and disconnect subscribers who pose a credit risk. We have created a proprietary credit database and have initiated a new dealer commission structure linked to the life of each subscriber acquisition.

MAINTAIN BRAND AWARENESS

     We have made a significant investment in our brand Era, which is one of the most recognized brands in Poland with an aided and unaided brand awareness of 84% and 62%(3), respectively. We believe that the high-level of our brand awareness assists us in attracting new subscribers. We believe that we have positioned the brand to stand for high quality, responsiveness and the high standard of service expected by business subscribers. In addition, we believe our pre-paid service, which we operate under the brand name Tak Tak, has become synonymous with pre-paid wireless services in Poland.

CAPITALIZE ON OUR RELATIONSHIP WITH MAJOR SHAREHOLDERS

     We have benefited from the experience, expertise and financial and operating support of DeTeMobil, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom, Elektrim and Vivendi Universal S.A. These companies have significant experience in either managing high growth telecommunications ventures, building GSM networks in Europe or in implementing large scale infrastructure projects in Poland. We have used the resources and experience of these shareholders through the secondment of employees, the provision of consulting services and proprietary software to design the network as well as by benefiting from their combined purchasing power.

---------------

(3)  According to a survey conducted for us by SMG Marketing Research 2000.

SERVICES AND PRODUCTS

SERVICES OVERVIEW

     We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity (clip) and voice mail, all pursuant to eight alternative tariff plans. During 2000, we launched several solutions mainly dedicated to the business sector. See -- Value Added Services.

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

     In November 2000, we revised our strategy towards our customers and introduced new tariff plans. We revised tariffs for both our post-paid and our pre-paid (Tak Tak) subscribers and introduced new tariffs for business customers. We offer services that are branded to businesses. Era Biznes is aimed at large, medium or even one person or family firms and companies. The separate "private offer" is presented to all individual (or "private") users and contains both post-paid Era Moja and the pre-paid Tak Tak brands. Both Era Biznes and Era Moja includes four tariff plans; Tak Tak includes two tariff plans.

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

     New subscribers are no longer offered old tariffs. The migration of existing subscribers from the old tariffs to the new tariffs is expected to be a prolonged process as old subscribers have a right to remain under the old tariff plans. Subscribers using old tariffs are currently allowed to migrate for a flat fee of PLN 30. Some subscribers may not migrate. We expect that the introduction of our new tariff plans will, in the short term, affect our revenues. We believe, however, that our new tariff plans and our accompanying marketing strategy will eventually enhance our competitive position and help us to defend our position as the leading supplier of wireless services in Poland.

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

HANDSETS AND ACCESSORIES

     We sell handsets and accessories separately from GSM services. Subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from the basic to the most advanced models manufactured by some of the world's leading suppliers, including Alcatel, Ericsson, Motorola, Nokia, Panasonic and Siemens. In connection with certain promotions, we offer reduced price handsets that can only be used on our own network. The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber's handset, including carrying cases, batteries, car kits and recharging equipment. See Item 5. Operating and Financial Review and Prospects -- Financial Review -- Factors Affecting Expenditures -- Cost of Sales.

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

     Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. See Item 5. Operating and Financial Review and Prospects -- Financial Review -- Factors Affecting Revenues.

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

     We aim to effectively manage our subscriber churn in order to maximize profitability and cash flows. We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Since the beginning of 1997, our average monthly churn rate has been 2.4%. However, during the fourth quarter of 1998 and the first quarter of 1999, our monthly churn rate increased. In response, we initiated a handset upgrade program for valued subscribers, instituted improved credit information sharing throughout the national distribution network, and launched the first loyalty plan in the Polish telecommunications sector. Under our subscriber loyalty program, our long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, which include LOT Polish Airlines, British Airways, Panasonic and Kodak. Our average monthly churn rate was 2.0% in 2000.

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

     The UMTS License requires us to attain 20% population coverage by the end of 2004 and 40% population coverage by the end of 2007. We are also required to start offering UMTS services not earlier that January 1, 2003 and not later than January 1, 2004.

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

     We believe that competition with UMTS services will be as intensive as with GSM services while the possible introduction of a new entrant may put additional downward pressure on prices and margins. We expect UMTS competition to focus on coverage, range, quality and ease-of-use of enhanced data-based services made possible by the transmission speeds afforded by UMTS and, in some cases, the slower GPRS standard. We expect that operators will also compete to form relationships with content providers, commercial businesses and financial institutions wishing to engage in mobile commerce, applications service providers, advertisers and content integrators. We believe that this will likely be a relatively new area for intense competitive activity and we expect to develop our core competencies by leveraging the experience already obtained in developing WAP enabled internet services and SMS-based services to develop new solutions for GPRS and later for UMTS. We have formed a new division -- Product Development and Management Services -- from existing product marketing and product development resources to drive our efforts in this area.

     Both we and our competitors have shareholders that hold significant market share in the provision of mobile telecommunications services across Europe and worldwide. We believe that each of these shareholders, all of whom are transnational or multinational operators, DeTeMobil and the parent of one of our shareholders, Vivendi Universal S.A., in our case, Orange and France Telecom in the case of Centertel and Vodafone AirTouch in the case of Polkomtel, aim to leverage their buying power and brands across their subsidiaries and, as far as possible, across their affiliates during the coming few years. These strategies may lead to significant additional operating expenses to re-brand existing networks and create multinational brands, while costs may be saved by consolidating the number of network suppliers and reducing capital investment costs, use of common service provisioning platforms and consolidating general and administrative functions. We believe that certain competitive advantages, particularly in the business segment, may be available to those operators with significant geographical reach that choose to offer standardised cross-border tariffs, eliminating the roaming premium charges typically seen in the current market.

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

     We also have contracted with Ericsson to construct an SDH network in order to minimize the use of leased lines. We believe that, when completed, our SDH network will reduce cost of sales and dependence on external suppliers. Construction of the initial phase of our backbone network began in November 1998 and was opened in January 2001, see Item 5. Operating and Financial Review and Prospects. The backbone transmission network will reduce but not eliminate our need for leased lines and interconnection fees, as our backbone transmission network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Further, we will have to continue to interconnect with TPSA to provide international coverage. In addition, we successfully petitioned to amend our GSM 900 to waive the requirement to utilize lines leased from TPSA in conducting GSM 900 operations. Our GSM 1800 Licenses contains no such requirement to use only TPSA leased lines.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     The following section should be read in conjunction with Item 3. Key Information -- Selected Financial Data, Item 8. Financial Information and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 31 to the Financial Statements as of and for the year ended December 31, 2000. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements, audited by Arthur Andersen Sp. z o.o., independent auditors.

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

Churn Rate

     "Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period.

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

     The average monthly churn rate for 2000 was 2.0% compared to 2.5% as an average for 1999 and 2.2% for 1998. The average monthly churn rate for post-paid subscribers was 2.0% in 2000 compared to 2.3% for 1999 and 2.0% for pre-paid subscribers compared to 3.2% for 1999.

     In November 2000, while building our new strategy towards customers, we changed the disconnection terms for pre-paid users from 6 to 12 months which followed the established practice of our two competitors.

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

Subscriber Mix

     Our revenues are also affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. These calls also tend to be longer in duration than those made by our pre-paid subscribers. In addition, our post-paid subscribers make more calls than they receive as compared to our pre-paid subscribers. Furthermore, post-paid business subscribers generally have higher lifetime average subscriber values than non-business post-paid subscribers for reasons similar to those given above. Our subscriber base currently consists of 27.5% pre-paid subscribers. We expect the number of our pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month, or ARPU, in respect of voice services. In November 2000, we refocused our marketing efforts to tailor them to the different elements of our subscriber mix.

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

Tariff Policy

     We launched a set of new tariffs on November 15, 2000 to better suit the market needs. We expect that the introduction of our new tariff plans will, in the short term, affect our revenues. We believe, however, that our new tariff plans and our accompanying marketing strategy will eventually enhance our competitive position and help us remain as the leading supplier of wireless services in Poland. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, El-Net, Netia and other fixed-line operators.

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

Average Revenue Per User

     For the year ended December 31, 2000, overall ARPU decreased to PLN 127 from PLN 159 and PLN 227 in 1999 and 1998, respectively. These decreases were the result of lower average number of minutes of use per month and lower revenues per minute from our post-paid subscribers. In addition, these decreases were the result of lower revenues per new user among our post-paid subscribers combined with an increasing proportion of pre-paid subscribers within our total subscriber base, use of promotional airtime rates and, from November 2000, the introduction of new tariff plans.

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

     In February 2001, we entered into:

     - a E550 Million Bank Credit Facility (as described in Item 8. Financial Information -- Material Contracts -- Bank Credit Facilities); and

     - a E100 Million Bank Credit Facility (as described in Item 8. Financial Information -- Material Contracts -- Bank Credit Facilities).

     We have agreed with certain parties to the E100 Million Bank Credit Facility that any drawdowns under the E100 Million Bank Credit Facility can only take place if the E550 Million Bank Credit Facility is utilized in full. We may be required to terminate the E100 Million Bank Credit Facility under certain circumstances if we raise additional debt.

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

     Under our current business plan, we expect that borrowings under the Bank Credit Facilities, together with anticipated cash from operations, the anticipated proceeds from the issuance of additional senior subordinated notes and future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

     The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

     - our ability to meet build-out schedules;

     - growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

     - cost of new network equipment and maintenance of our networks;

     - regulatory changes;

     - currency exchange rate fluctuations;

     - the availability and terms of vendor financing;

     - changes in technology; and

     - the availability of UMTS infrastructure and handsets.

     As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

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

     Certain actions by our Supervisory Board require the unanimous approval of all board members appointed by the Operating Parties. See Item 7. Major Shareholders and Related Party Transactions -- Related Parties Transactions -- Shareholders' Agreement and Item 10. Additional Information -- Memorandum and Articles of Association.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding.

                                                              NUMBER OF SHARES    PERCENTAGE OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER                         BENEFICIALLY OWNED    BENEFICIALLY OWNED
------------------------------------                         ------------------   --------------------
Elektrim Telekomunikacja Sp. z o.o.(1).....................       226,079                47.9998%
ul. Panska 77/79
00-834 Warsaw, Poland
Deutsche Telekom MobilNet GmBH.............................       105,975                   22.5%
Landgrabenweg 151
53227 Bonn, Germany
MediaOne International B.V.(2).............................       105,975                   22.5%
Foppingadreef 20-22
1102 BS Amsterdam,
The Netherlands
Polpager Sp. z o.o.........................................        18,840                    4.0%
ul. Zurawia 24/4
00-515 Warsaw, Poland
Carcom WARSZAWA Sp. z o.o.(4)..............................         8,949                    1.9%
ul. Panska 77/79
00-526 Warsaw, Poland
Elektrim Autoinvest S.A.(3)................................         5,181                    1.1%
ul. Panska 85
00-834 Warsaw, Poland
Elektrim S.A...............................................             1                 0.0002%
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

     In August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares including the acquisition of shares from our smaller Polish shareholders, for a purchase price of U.S.$679.4 million. Prior to August 1999, Elektrim owned 34.1% of the shares. Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3.0% of our total 471,000 outstanding shares) claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement.

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

     If the issues relating to Elektrim's announced acquisition are settled in Elektrim's favor, Elektrim will indisputably own, directly or indirectly, 51.0% of our shares. The Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval by the Supervisory Board cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions). The Shareholders' Agreement also requires that at least one member of each of the Operating Parties be in attendance at all Shareholders' Meetings. At the time of Elektrim's announced acquisition of minority shares, the Operating Parties were DeTeMobil, Elektrim and MediaOne, with DeTeMobil and MediaOne each appointing two members to the Supervisory Board and Elektrim appointing four members to the Supervisory Board. As a consequence of the share transfer mentioned above, Elektrim's two original seats on the Board will belong to Elektrim Telekomunikacja Sp. z o.o. and MediaOne's two seats on the Board will belong to Deutsche Telekom. Of the three Board Members formerly appointed by our smaller Polish shareholders prior to Elektrim's acquisition of our shares from those shareholders, two of these members will now be appointed by Elektrim Telekomunikacja Sp. z o.o., which may also be entitled to appoint the third member as well. As of the Filing of this Form 20-F, our Operating Parties are DeTeMobil, MediaOne and Elektrim Telekomunikacja Sp. z o.o. See Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Shareholders' Agreement. In addition, for a discussion of certain matters relating to the relationship among the shareholders of one of our shareholders, Elektrim Telekomunikacja Sp. z o.o. See Item 3. Key Information -- Risk Factors.

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

Elektrim Framework Agreement

     On February 28, 2001, we entered into a Framework Agreement on Cooperation with Elektrim, pursuant to which we are to cooperate with Elektrim in certain telecommunications and Internet activities, as well as the mutual provision of services.

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

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

     The following information should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. See Note 31 to the Financial Statements as of and for the year ended December 31, 2000. The financial data, presented in accordance with International Accounting Standards, included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from the Financial Statements, which has been audited by Arthur Andersen Sp. z o.o., independent auditors. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2000, 1999 and 1998 has been derived from our unaudited Financial Statements. In our opinion the Financial Statements, include all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of our financial data for such period.

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

---------------

(1) EBITDA represents operating profit (loss) plus depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

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

INTERCONNECT DISPUTE WITH TPSA

     We describe an interconnect dispute with TPSA in Item 4. Information of the Company -- Interconnect Agreements.

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

MATERIAL CONTRACTS

BANK CREDIT FACILITIES

     In February 2001, we entered into:

     - a E550 million Bank Credit Facility (the "E550 Million Bank Credit Facility") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., The European Bank for Reconstruction and Development and Deutsche Bank Polska S.A., as lead arrangers, Deutsche Bank Polska S.A., as security agent, and the lenders party thereto (the "E550 Million Lenders"); and

     - a E100 million Bank Credit Facility (the "E100 Million Bank Credit Facility" and, together with the E550 Million Bank Credit Facility, the "Bank Credit Facilities") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A. and Deutsche Bank Polska S.A., as lead arrangers, Deutsche Bank Polska S.A., as security agent, and the lenders party thereto (the "E100 Million Lenders" and together with the E550 Million Lenders, the "Lenders").

     Pursuant to the E550 Million Bank Credit Facility, the E550 Million Lenders agreed to make advances to us on a revolving credit basis in the aggregate principal amount of not more than E550 million. The E550 Million Bank Credit Facility is comprised of two tranches:

     - an offshore tranche consisting of commitments totalling, at the date of agreement, E292,500,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     - a Zloty tranche consisting of commitments totalling at the date of the agreement the Zloty equivalent of E257,500,000 under which amounts shall be made available only in Zloty.

     Pursuant to the E100 Million Bank Credit Facility, the E100 Million Lenders agreed to make loans to us on a revolving credit basis in the aggregate principal amount of not more than E100 million. The E100 Million Bank Credit Facility is comprised of two tranches:

     - an offshore tranche consisting of commitments totalling, at the date of agreement, E95,000,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     - a Zloty tranche consisting of commitments totalling, at the date of the agreement the Zloty equivalent of E5,000,000 under which amounts shall be made available only in Zloty.

     We have agreed with certain parties to the E100 Million Bank Credit Facility that any drawdowns under the E100 Million Bank Credit Facility can only take place if the E550 Million Bank Credit Facility is utilized in full. We may be required to terminate the E100 Million Bank Credit Facility under certain circumstances if we raise additional debt.

     Our ability to borrow funds under the Bank Credit Facilities depends upon the satisfaction of a number of conditions including continuing compliance with customary covenants and the accuracy of certain of our representations and warranties at the time of each borrowing. The principal amount of the Bank Credit Facilities is required to be repaid in full by February 20, 2006, unless prepaid, and the Lenders' commitments thereunder reduced pro-rata according to the following schedule:

                                     REDUCTION AMOUNT FOR E550 MILLION    REDUCTION AMOUNT FOR E100 MILLION
INSTALLMENT DATE                           BANK CREDIT FACILITY                 BANK CREDIT FACILITY
----------------                     ---------------------------------    ---------------------------------
                                                    (E)                                  (E)
September 30, 2004.................              27,500,000                            5,000,000
December 31, 2004..................              82,500,000                           15,000,000
March 31, 2005.....................             110,000,000                           20,000,000
June 30, 2005......................             110,000,000                           20,000,000
September 30, 2005.................             110,000,000                           20,000,000
February 20, 2006..................             110,000,000                           20,000,000
                                                -----------                          -----------
                                                550,000,000                          100,000,000
                                                ===========                          ===========

     All borrowings under the Bank Credit Facilities bear interest at a rate per annum equal to, depending on the currency borrowed, the London, Euro or Warsaw Interbank Offered Rate, commonly referred to as LIBOR, EURIBOR or WIBOR, plus in each case a margin of between 0.6% and 0.9% per annum based on our ratio of senior debt to EBITDA and any additional cost resulting from any lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to such lender (and, in the case of The European Bank for Reconstruction and Development, an extra 0.03%).

     Under the Bank Credit Facilities, we are required to submit our UMTS business plan to the Lenders for their approval. We submitted this business plan on April 9, 2001.

     The proceeds of the borrowings under the Bank Credit Facilities can be applied towards:

     - the repayment of the DM 672 million facility agreement between us, Citibank N.A., as co-ordinator and Citibank (Poland) S.A. and Citibank N.A. as security agents, and various other lenders dated December 17, 1997;

     - the financing of ongoing working capital requirements and GSM-network related capital expenditures;

     - the provision of an amount not to exceed E15 million in cash collateral for letters of credit;

     - the funding of two-thirds of the initial installments on the UMTS License due before December 20, 2001 (up to an amount not to exceed E150 million), provided that the Lenders are satisfied that our shareholders have provided or will provide the other third of the initial installments on the UMTS License by December 20, 2001. (This requirement was waived on March 26, 2001 to allow us to enter into a senior subordinated bridge loan to make this one-third contribution to our license fee); and

     - expenditure on the UMTS network in the following circumstances:

       - Before the Lenders have approved our UMTS business plan, we have undertaken not to spend more than E25 million on UMTS capital expenditures, working capital and operating expenses related to the UMTS network;

       - After the Lenders have approved our UMTS business plan, there are no limits on our capital expenditure on the UMTS network; or

       - If the Lenders reject our UMTS business plan, and we decide to refinance the Bank Credit Facilities, after we give the Lenders notice of our intention to refinance this facility, then we can utilize up to a maximum of E75 million to spend on our UMTS network. If the Lenders do not approve the UMTS business plan and we decide not to refinance the Bank Credit Facilities, we have agreed not to make any such expenditures on the UMTS network unless they are funded by capital contributions or shareholder loans. Even if the Lenders reject our UMTS business plan, we are still able to fund our non-UMTS expenditures using the Bank Credit Facilities.

     The Bank Credit Facilities contain affirmative covenants which include, among others, maintenance of:

     - ratios of senior debt to EBITDA;

     - ratios of EBITDA to interest expense on senior debt; and

     - ratios of EBITDA to total debt.

     The covenants under the Bank Credit Facilities allow us and our subsidiaries, under certain circumstances, to declare or pay dividends or make other payments or distributions to shareholders and to service subordinated indebtedness, including the notes, provided we meet certain financial covenants and so long as certain events, such as a payment block, a default or an event of default have not occurred and are continuing. The Bank Credit Facilities also provides for various events of default, including:

     - a failure to make payments of interest and principal, breaches of our covenants, agreements, representations and warranties under the Bank Credit Facilities;

     - a default under any other indebtedness having an aggregate principal amount of E10 million;

     - the existence of a material unsatisfied judgment or order not subject to appeal;

     - the occurrence of certain events relating to bankruptcy or insolvency, or our making material changes in the nature of our business without the Lenders' prior consent;

     - changes in ownership of the Guarantor, that result in Deutsche Telekom AG or its subsidiaries, or Elektrim and/or Elektrim Telekomunikacja Sp. z o.o. owning less than 25.01% of the outstanding share capital of the Guarantor;

     - any governmental action that, in the reasonable opinion of the majority of the Lenders, has a material adverse effect on our condition or our ability to perform our obligations;

     - our failure to comply with any of the material provisions of, or our obligations, under the 10 3/4% Notes and the 11 1/4% Notes;

     - any event occurs which is likely to have a material adverse effect on our ability to repay the Bank Credit Facilities or on our business, financial condition, operations or performance;

     - the termination, revocation or suspension of any license for the operation of a telecommunications business; and

     - the reduction or diminution of any of the rights of our major shareholders under the Shareholders' Agreement, or the cancellation, suspension or termination of the Shareholders' Agreement without its replacement by an agreement having substantially the same terms and conditions, or any other event or series of events occurs that is likely to have a material adverse effect.

     Substantially all of our assets have been pledged to secure the Bank Credit Facilities. Our Polish assets have been pledged in favor of the Lenders of the Bank Credit Facilities. The asset pledge is required to be registered by a Polish court in Warsaw in order to become effective. We have filed this pledge with the court, but this filing has yet to be registered by the court. If the court does not register the asset pledge by May 2, 2001, we have agreed that our shareholders will pledge at least 51% of our shares or, alternatively, we will have to repay in full all amounts we have drawn under the Bank Credit Facilities on that date, which will be terminated on such repayment. If our shareholders make such pledge and the court does not register the asset pledge or our shareholders' share pledges by June 18, 2001, we have agreed that we will repay in full amounts we have drawn under the Bank Credit Facilities on that date, which will be terminated on such repayment. See Item 3. Key Information -- Risk Factors.

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

SHAREHOLDERS' AGREEMENT

     See Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Shareholders' Agreement for a description of this agreement.

EXCHANGE CONTROLS

     The export or import of capital to or from Poland is regulated by the Foreign Exchange Law of December 18, 1998 (the "Foreign Exchange Law"). With certain exceptions, the Foreign Exchange Law does not require a foreign exchange permit for the transfer of the currency from Poland.

     On June 18, 1997, we were granted a foreign exchange permit by the National Bank of Poland, valid until July 31, 2007, that allowed us to issue a guarantee of amounts payable by PTC International B.V. in respect of the 10 3/4% Notes for an amount up to U.S.$550 million, including amounts payable on redemption, repurchase or at final maturity, interest and any additional amounts, and to transfer amounts payable under our guarantee outside Poland. The Polish Foreign Exchange Law was modified in December 1998 following which such foreign exchange permits were no longer required.

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

     Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

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

     In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

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

Principal and Interest Payments under Foreign Currency Obligations (in thousands of PLN)

--------------------------------------------------------------------------------------------------------------------------

                                     2001         2002        2003        2004        2005      THEREAFTER       TOTAL
                                     ----         ----        ----        ----        ----      ----------       -----
--------------------------------------------------------------------------------------------------------------------------
  Fixed interest rate (Euro)
    GSM 900 License.............     216,232          --          --          --          --            --       216,232
    GSM 1800 License............      64,428      64,428          --          --          --            --       128,856
    UMTS License................     963,600          --          --          --      57,816     1,445,400     2,466,816
    11 1/4% Notes...............     130,086     130,086     130,086     130,086     130,086     1,676,664     2,327,094
  Fixed interest rate (U.S.$)
    10 3/4% Notes...............          --          --     112,775     112,775     112,775     1,274,621     1,612,946
    11 1/4% Notes...............      69,917      69,917      69,917      69,917      69,917       901,146     1,250,731
    Headquarters lease..........      30,577      30,577      30,577      30,577      30,577       276,181       429,066
  Variable interest rate (DM)
    1997 Bank Credit Facility         17,086      17,086      17,086     158,298     172,416            --       381,972
      (DM)......................
                                   ---------     -------     -------     -------     -------     ---------     ---------
  Total.........................   1,491,926     312,094     360,441     501,653     573,587     5,574,012     8,813,713
                                   =========     =======     =======     =======     =======     =========     =========
--------------------------------------------------------------------------------------------------------------------------

--------------------------------  -------------
                                   FAIR VALUE
                                    12/31/00
                                   ----------
-----------------------------------------------
  Fixed interest rate (Euro)
    GSM 900 License.............      209,841
    GSM 1800 License............      112,225
    UMTS License................    1,244,531
    11 1/4% Notes...............    1,098,504
  Fixed interest rate (U.S.$)
    10 3/4% Notes...............      692,387
    11 1/4% Notes...............      584,191
    Headquarters lease..........      222,206
  Variable interest rate (DM)
    1997 Bank Credit Facility         308,415
      (DM)......................
                                    ---------
  Total.........................    4,472,300
                                    =========
-----------------------------------------------

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

Principal and Interest Payments under the Bank Credit Facilities (multicurrency tranche, in thousands of PLN)

------------------------------------------------------------------------------------------------------------------------

                           2001          2002          2003          2004          2005       THEREAFTER       TOTAL
                           ----          ----          ----          ----          ----       ----------       -----
                         ---------------------------------------------------------------------------------------------
  Variable Rate
  (E)                     18,865        23,106        23,106        23,106        147,683       303,005       538,871
                       ------------- ------------- ------------- ------------- ------------- ------------- -------------
------------------------------------------------------------------------------------------------------------------------
  Weighted Average Effective Interest Rate 5.41%
------------------------------------------------------------------------------------------------------------------------

---------------------  ---------------
                         FAIR VALUE
                           3/8/01
                         ----------
                         -------------
  Variable Rate
  (E)                      427,018
                       ---------------
--------------------------------------
  Weighted Average Ef
--------------------------------------

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

     The table below presents the information related to the above transactions (in thousands of PLN):

-----------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED AVERAGE                     FAIR VALUE    FAIR VALUE
    PRINCIPAL VALUE IN CURRENCY        MATURITY DATE      FORWARD RATE        FAIR VALUE       AVERAGE         MIN
    ---------------------------        -------------    ----------------      ----------     ----------    ----------
  ------------------------------------------------------------------------------------------------------------------
                                                                           December 31,      Year 2000     Year 2000
                                                                                  2000
  ------------------------------------------------------------------------------------------------------------------
                                                               Non-Delivery forward contract
  ------------------------------------------------------------------------------------------------------------------
    E 56.1 million .................   April 2, 2001      4.5211               (30,028)        (11,179)      (30,028)
  ------------------------------------------------------------------------------------------------------------------
                                                                     Forward contracts
  ------------------------------------------------------------------------------------------------------------------
    E 16.9 million .................    June 1, 2001      4.7271               (11,107)         (6,056)      (11,107)
    U.S.$8.4 million ...............    June 1, 2001      4.9100                (4,738)         (1,115)       (4,738)
                                                                               -------         -------
                                                                               (45,873)        (18,350)
                                                                               =======         =======
-----------------------------------------------------------------------------------------------------------------------

---  -------------
      FAIR VALUE
          MAX
      ----------
  ------------------------------------------------------------------------------------------------------------------   -------------
      Year 2000
  ------------------------------------------------------------------------------------------------------------------   -------------
     Non-Delivery
         forward
        contract
  ------------------------------------------------------------------------------------------------------------------   -------------
          6,480
  ------------------------------------------------------------------------------------------------------------------   -------------
        Forward
        contracts
  ------------------------------------------------------------------------------------------------------------------   -------------
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

     None.

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

         1.1   Deed of Formation, as amended, dated September 28, 2000.+

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

         4.6   Service Agreement, dated May 17, 1996, and amended on May
               28, 1996, between Polska Telefonia Cyfrowa Sp. z o.o. and
               Elektrim S.A.*

         4.7 Framework Agreement For Services, dated June 7, 1996, between Polska Telefonia Cyfrowa Sp. z o.o. and DeTeMobil
               Deutsche Telekom MobilNet GmbH*

---------------

+ Previously filed as an exhibit to our Annual Report on Form 20-F with the Securities and Exchange Commission on April 2, 2001 and incorporated by reference herein.

* Previously filed as exhibits to our Registration Statement on Form F-4 filed with the Securities and Exchange Commission on March 10, 2000 and incorporated by reference herein.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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

April 12, 2001

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

Arthur Andersen Sp. z o.o.

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