Form 20-F
period 2001-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2002-04-03
CIK 1046962

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

(Mark One)

[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001

                                       or

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from N/A to N/A .

Commission file number 333-7668

                       POLSKA TELEFONIA CYFROWA Sp. z o.o.
             (Exact Name of Registrant as Specified in Its Charter)

                                     Poland
                 (Jurisdiction of Incorporation or Organization)

                      Al. Jerozolimskie 181, 02-222 Warsaw
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act:

                                                          Name of Each Exchange
Title of Each Class                                        on Which Registered
       None                                                       None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

                                      None
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

     10 3/4% Senior Subordinated Guaranteed Discount Notes Due July 1, 2007 11 1/4% Senior Subordinated Guaranteed Discount Notes Due December 1, 2009
      10 7/8% Senior Subordinated Guaranteed Discount Notes Due May 1, 2008

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

                    Yes [X]                                 No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17 [_]                             Item 18 [X]

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

References to the "11 1/4% Notes" are to the 11 1/4% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11 1/4% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the "10 7/8% Notes" are to the 100% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10 7/8% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10 3/4% Notes, 11 1/4% Notes and 10 7/8% Notes (together, the "Existing Notes") are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the "Exchange Act"). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F (the "Form 20-F"), references to "Zloty" or "PLN" are to the lawful currency of the Republic of Poland, references to "U.S. dollars", "U.S.$", "USD" or "$" are to the lawful currency of the United States of America, references to "(euro)" and "Euro" are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union and references to "DM" are to the lawful currency of the Federal Republic of Germany. Our Financial Statements for the year ended December 31, 2001 included in this Form 20-F have been prepared in accordance with International Accounting Standards ("IAS"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP") (see Note 32 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with IAS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN3.9863, the Fixing Rate announced by the Polish National Bank on December 31, 2001. See "Item 3. Key Information - Exchange Rate Information" for historical information regarding the Fixing Rate for Zloty.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements (as defined in Section 21E of the Exchange Act) with respect to our plans to complete our cellular network, expectations as to funding our capital requirements and other statements of expectation, belief, future plans and strategies, anticipated developments and other matters that are not historical facts. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risks and uncertainties, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in "Item 3. Key Information" and "Item 5.

Operating and Financial Review and Prospects", could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The words "believe", "expect", "anticipate", "plan", "intend" and similar expressions are predictions of or indicate future events or trends identifying forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

                                TABLE OF CONTENTS
                                                                            Page

Item 1. Identity of Directors, Senior Management and Advisers..................5

Item 2. Offer Statistics and Expected Timetable................................5

Item 3. Key Information........................................................5

Item 4. Information on the Company............................................15

Item 5. Operating and Financial Review and Prospects..........................36

Item 6. Directors, Senior Management and Employees............................54

Item 7. Major Shareholders and Related Party Transactions.....................57

Item 8. Financial Information.................................................60

Item 9. The Offer and Listing.................................................62

Item 10. Additional Information...............................................62

Item 11. Quantitative and Qualitative Disclosures About Market Risk...........67

Item 12. Description of Securities other than Equity Securities...............76

Item 13. Defaults, Dividend Arrearages and Delinquencies......................76

Item 14. Material Modifications to the Rights of Security Holders and
            Use of Proceeds...................................................76

Item 15. [Reserved]...........................................................76

Item 16. [Reserved]...........................................................76

Item 17. Financial Statements.................................................76

Item 18. Financial Statements.................................................76

Item 19. Exhibits.............................................................77

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected historical financial data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F. Our historical financial data as of and for the years ended December 31, 2000, 1999 and 1998, was restated in early 2001 to reflect changes in the revenue recognition policy introduced under IAS to be consistent with SEC Staff Accounting Bulletin No. 101 " Revenue Recognition" previously adopted under U.S. GAAP. Based on the above bulletin and further interpretations we established criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IAS Financial Statements. The financial data presented in accordance with International Accounting Standards included below as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, included elsewhere in this Form 20-F. The financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from our Financial Statements. The financial data included below as of and for the years ended December 31, 1998 and 1997 has been derived from our audited historical Financial Statements.

                                                               Year ended December 31,
                                          -----------------------------------------------------------------
Statement of Operations Data                 2001          2000          1999          1998         1997
                                          ----------    ----------    ----------    ----------   ----------
                                                      (restated)(1)  (restated)(1) (restated)(1)
                                                                 (in thousands of PLN)
International Accounting Standards
Net Sales:
Service revenues and fees ..............   4,123,555     3,460,579     2,374,827     1,428,846      534,439
Sales of telephones and accessories ....     221,341       224,144       140,729        94,916      112,623
Total net sales ........................   4,344,896     3,684,723     2,515,556     1,523,762      647,062
                                          ==========    ==========    ==========    ==========   ==========

Cost of sales:
Cost of services sold ..................  (1,778,687)   (1,383,893)     (944,420)     (600,713)    (330,112)
Cost of sales of telephones and
accessories ............................    (948,750)     (902,533)     (641,926)     (260,652)    (181,037)
Total cost of sales ....................  (2,727,437)   (2,286,426)   (1,586,346)     (861,365)    (511,149)
                                          ==========    ==========    ==========    ==========   ==========

Gross margin ...........................   1,617,459     1,398,297       929,210       662,397      135,913

Operating expenses:
Selling and distribution costs .........    (585,463)     (576,318)     (454,807)     (277,123)    (139,685)
Administration and other operating costs    (199,966)     (189,698)     (157,752)     (104,152)     (46,910)
Total operating expenses ...............    (785,429)     (766,016)     (612,559)     (381,275)    (186,595)
                                          ==========    ==========    ==========    ==========   ==========

Operating profit/(loss) ................     832,030       632,281       316,651       281,122      (50,682)
Net income/(loss) ......................     427,221       109,387      (122,503)        5,516     (120,436)
                                          ==========    ==========    ==========    ==========   ==========

U.S. GAAP
Revenues ...............................   4,345,206     3,518,959(2)  2,592,061     1,610,811      647,062
Cost of sales ..........................  (2,707,206)   (2,113,063)   (1,656,459)     (948,031)    (504,652)
Operating expenses .....................    (785,429)     (766,016)     (622,027)     (384,860)    (196,570)
Net income/(loss) ......................     499,022       121,607      (140,865)      (19,160)    (150,875)
                                          ==========    ==========    ==========    ==========   ==========

(1)  The above restatements relate only to the IAS Financial Statements.

Balance Sheet Data                                               As at December 31,
                                        ---------------------------------------------------------------------
                                            2001          2000          1999         1998          1997
                                        ------------- ------------- -----------------------------------------
                                                      (restated)(1) (restated)(1) (restated)(1)
                                                               (in thousands of PLN)
International Accounting Standards
Long-term assets and deferred taxes ...   6,372,128      6,127,889     4,175,316     2,421,160     1,473,602
Total assets ..........................   7,217,453      7,039,989     6,117,518     2,841,450     1,928,642
Long-term liabilities, deferred tax
liabilities and provisions ............   5,350,528      4,171,058     4,773,052     1,979,378     1,500,020
Total liabilities .....................   6,221,708      6,353,042     5,949,712     2,551,141     1,643,842

Shareholders' equity ..................     995,745        686,947       167,806       290,309       284,800

U.S. GAAP
Long-term assets ......................   6,414,619      6,099,364     3,969,987     2,283,177     1,477,858
Total assets ..........................   7,470,922      7,011,464     5,939,661     2,750,018     1,888,576
Shareholders' equity ..................     999,557        609,704        78,343       219,208       238,375

Exchange Rate Information

The table below sets forth, for the periods and dates indicated, certain information concerning the Zloty to U.S. dollar exchange rate as determined using the daily fixing rate for Zloty to U. S. dollar set by the National Bank of Poland during the periods indicated below.

-----------------------  -------------  ----------     ------         ------
        Period           At period end  Average(3)      High           Low
-----------------------  -------------  ----------     ------         ------
1997                     3.5180         3.2808         3.5625         2.8645
-----------------------  -------------  ----------     ------         ------
1998                     3.5040         3.4937         3.8150         3.3635
-----------------------  -------------  ----------     ------         ------
1999                     4.1483         3.9675         4.3494         3.4130
-----------------------  -------------  ----------     ------         ------
2000                     4.1432         4.3457         4.7116         4.0350
-----------------------  -------------  ----------     ------         ------
2001                     3.9863         4.0986         4.5004         3.9432
-----------------------  -------------  ----------     ------         ------


-----------------------     ------     ------
        Period               High       Low
-----------------------     ------     ------
September 2001              4.2602     4.1305
-----------------------     ------     ------
October 2001                4.2318     4.0830
-----------------------     ------     ------
November 2001               4.1401     4.0639
-----------------------     ------     ------
December 2001               4.0847     3.9557
-----------------------     ------     ------
January 2002                4.1880     3.9079
-----------------------     ------     ------
February 2002               4.2628     4.1476
-----------------------     ------     ------

The Fixing Rate announced by the National Bank of Poland on March 27, 2002, the latest practicable date prior filing this report was U.S.$ 1 = PLN 4.1159.

(2) During 2000, we adopted the revenue recognition principles of Staff Accounting Bulletin No. 101 "Revenue Recognition" or "SAB 101", issued by the Securities and Exchange Commission. Accordingly, in 2000 we instituted accounting procedures that are consistent with SAB 101. For the years ended prior to December 31, 1998 our internal accounting procedures were not recognized in a manner that allowed us to gather data required by SAB 101. The cumulative net effect of the introduction of SAB 101 on our net assets as of January 1, 2000 resulted in a decrease of PLN 0.3 million.

(3)  The average of the monthly average fixing rates the fiscal year.

Risk Factors

Since we have substantial debt and may incur additional debt, we may not be able to generate sufficient cash flow to service our existing and future debt.

We are a highly leveraged company. As of December 31, 2001, we had, on a consolidated basis, PLN 4,767.8(4) million in principal amount of indebtedness outstanding. The Indentures governing the Existing Notes limit, but do not prohibit us from incurring additional debt. In light of the amount of our existing indebtedness and the potential need to incur additional indebtedness to expand our operations, we anticipate that we will be substantially leveraged for the foreseeable future. This leverage poses risks that:

     o we may not be able to sustain sufficient cash flow to service our indebtedness;

     o a significant portion of our cash flow will be required to service our indebtedness, which may adversely affect our ability to adequately fund our planned capital expenditures and operations;

     o we could be more vulnerable to changes in general economic conditions, which may limit our ability to compete effectively against better capitalized competitors;

     o our ability to obtain additional financing for working capital, capital expenditures, repayment of indebtedness or other general corporate purposes may be limited; and

     o    our ability to pursue future business opportunities may be impaired.

Since our current business plan may require additional financing, we may not be able to raise additional financing on satisfactory or commercially acceptable terms, if at all.

Under our current business plan, we expect that borrowings under our Bank Credit Facilities (defined elsewhere in this Form 20-F), together with anticipated cash from operations and future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot be certain, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing depends upon our revenue growth, the capital expenditures required to further build out our GSM and Universal Mobile Telecommunications System ("UMTS") networks and the rate of growth of expenses involved in our operations, and can be materially impacted by a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o cost of new network equipment and maintenance of our new and existing networks;

     o    regulatory changes;

     o    currency exchange rate fluctuations;

     o    the availability and terms of vendor financing;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot be certain that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Since transfer of our telecommunication licenses is prohibited and transfer of our shares is restricted, investors may not be able to recover amounts due under the Existing Notes upon a default, and attempts to collect on a guarantee could be limited by United States, Luxembourg and Polish laws.

(4)  Outstanding   indebtedness   reflects  the  Existing  Notes,   Bank  Credit
     Facilities and finance lease payables including embedded derivatives 9index swaps).

Our primary assets, our GSM and UMTS Licenses, are not transferable. As a result, any transfer by us of our business would require the revocation and reissuance of the GSM and UMTS Licenses. In addition, certain changes in our ownership would effectively require the prior approval of the Polish Ministry of Infrastructure. In the event of a default by us under our Bank Credit Facilities and an attempted realization by the holders of our senior indebtedness on the collateral securing such senior indebtedness, these creditors would likely seek to sell our company as a going concern in order to maximize the proceeds realized. Such a sale would require the approval of the Polish Ministry of Infrastructure. The price obtained on any such sale could be adversely affected by the application of the foregoing and other regulatory restrictions applicable to us and our business, as well as other applicable governmental regulations and laws and foreign exchange controls. The amounts (and the timing of the receipt of any amounts) available to satisfy the claims of the holders of any of our indebtedness which is subordinated to that owed under our Bank Credit Facilities after any such sale could be further adversely affected by U.S., Luxembourg and Polish insolvency, bankruptcy and administrative laws favoring secured creditors and limiting the rights of unsecured creditors. See "Item 4. Information on the Company - The Licenses".

Since our business depends on the future growth of the wireless phone market in Poland, our business may be adversely affected if there is no growth in wireless penetration in our market.

The development of our business continues to depend, in large part, on the level of wireless penetration in Poland. We expect continued growth in the number of wireless subscribers in Poland. However, the size of our future subscriber base will be affected by a number of factors. Many of these factors are beyond our control, including general economic conditions such as GDP per capita, the relative development of the GSM market and the future UMTS market and any rival market for the provision of wireless services, the price of handsets, the price of services, dealer commissions and the availability, quality and cost to the subscriber of competing services. Any significant slowdown in economic growth in Poland could hurt us by slowing the rate of increase in the number of our subscribers or causing a decline in average usage or revenue generated by these subscribers. Given these factors, as well as the relatively short history of the wireless telecommunications industry, it is difficult to predict with any degree of certainty the growth of wireless services in Poland or of the number of our subscribers. In addition, as the penetration of wireless phones into Poland increases, we believe that an increasing proportion of subscribers will be from segments of the population with lower usage rates. Accordingly, we believe that average use and revenue per subscriber from voice services will continue to decline. See "Item 5. Operating and Financial Review and Prospects".

Since a favorable market for UMTS services in Poland may not develop, this may materially affect our revenue growth and financial condition.

In December 2000, we acquired a third generation mobile telephone or UMTS License to commence operations of UMTS services in Poland. As a result, we will be required to make substantial investments during the next several years in order to build out UMTS networks and develop related products and services.

Our business plan is, in large measure, based on the anticipated widespread market acceptance of UMTS technology, which is still unproven. UMTS technology may not develop in a timely manner or, if developed, it may not provide the expected advantages over existing or other as yet undeveloped technologies. In addition, demand is unproven for UMTS-based services and may not develop as we anticipate. Accordingly, no assurances can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. If UMTS technology is not developed on a timely basis, if we fail to integrate our UMTS network into our existing network, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may be required to amend our business plan and our business, results of operations and financial condition may be materially and adversely affected. See "Item 4. Information on the Company - Network and Facilities - Suppliers".

Since we have incurred losses in the past, we may not be able to meet our debt obligations if we incur losses again.

Although we had net income of approximately PLN 427.2 million for the year ended December 31, 2001, and net income of approximately PLN 109.4 million for the year ended December 31, 2000, we incurred net losses in the earlier years. We cannot guarantee that our future operations will be profitable. Until we achieve adequate free cash flow, we cannot be certain that we will have sufficient resources to make principal and interest payments with respect to our indebtedness unless we obtain additional financing, which we may not be able to do on satisfactory terms or at all. In addition, if we are unable to generate sufficient cash flow from operations in the future, we may be required to reduce the scope of our presently anticipated expansion of operations and capital expenditures, including operations and capital expenditures under our UMTS business plan, refinance all or a portion of our existing indebtedness or obtain additional financing.

If the Zloty devalues, our ability to service our foreign currency denominated debt may be adversely affected.

During its transition from a state controlled economy to a free market economy, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for its currency, the Zloty. From October 1997 until April 2000, Poland used a "crawling peg" system pursuant to which the National Bank of Poland announced a monthly rate of devaluation of the Zloty against a basket of weighted currencies. In April 2000, Poland abandoned the "crawling peg" system. Since then, foreign exchange rates have not been set or controlled by the National Bank of Poland and have been allowed to float freely. The National Bank of Poland is permitted, however, to intervene in the foreign exchange markets in order to meet the Polish government's monetary policy goals with respect to inflation. The exchange rate has changed from PLN 2.8755 per U.S.$1.00 as of December 31, 1996 to PLN 3.9863 per U.S.$1.00 as of December 31, 2001 and from PLN 4.0670 per (euro)1.00 as of January 4, 1999 to PLN 3.5219 per (euro)1.00 as of December 31, 2001. Consumer price inflation was 13.2% in 1997, 8.6% in 1998, 9.8% in 1999, 8.5% in 2000 and 3.6% in 2001.

A large portion of our debt obligations and expenses are, and are expected to continue to be, denominated in Euro or U.S. dollars. By contrast, almost all of our revenues are denominated in Zloty. Therefore, we are exposed to currency exchange rate risks that could significantly impact our ability to meet our debt obligations and finance our business. If the Zloty devalues significantly, we may not be able to offset the impact of such devaluation through price adjustments. We will then have to use a larger portion of our revenues to pay our non-Zloty obligations. In March 2000, we adopted a hedging policy aimed at protecting us, in part, against the effects of any such currency exchange rate fluctuations and we entered into transactions to hedge the risk of exchange rate fluctuations. Since then, we have hedged various short and long term exposures, although inflation and currency exchange fluctuations have still had, and may continue to have, an adverse effect on our financial results. In April 2001, we started to hedge long-term exposure relating to our financing. We have entered into a number of cross-currency interest rate swap transactions to hedge our coupon payments on our Existing Notes. We may undertake hedging activities in order to hedge part of our foreign currency interest payments under our Bank Credit Facilities as well as our floating interest rate Polish Zloty payments. See "Item 5. Operating and Financial Review and Prospects".

A failure by our shareholders to resolve their disputes may have a material adverse effect on our business.

Deutsche Telekom MobilNet GmbH ("DeTeMobil"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Elektrim S.A. ("Elektrim") and Vivendi Universal S.A. and certain of its affiliates ("Vivendi")) (together the "Operating Parties") are our three principal shareholders. Each of DeTeMobil, MediaOne and Elektrim entered into a Shareholders' Agreement dated December 21, 1995 (as amended, the "Shareholders' Agreement") governing the Operating Parties' involvement in our business and their agreement as to how it should be managed. Elektrim subsequently transferred a portion of its shares to

Elektrim Telekomunikacja Sp. z o.o. Under the Shareholders' Agreement, our business is managed by a Management Board and controlled by a Supervisory Board. In addition, the Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions.

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

Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement. On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to Elektrim Telekomunikacja Sp. z o.o. retaining one share of direct ownership. Notwithstanding the foregoing, at the request of Elektrim, our Management Board filed these changes in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. Two of our five Management Board members objected, however, to Elektrim's request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and prevent the filing of the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom has announced that it would appeal this decision. Deutsche Telekom also announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services. However, this claim was renewed after this letter of intent expired and negotiations with Elektrim ended. The court hearings began in the fourth quarter of 2001 and are expected to continue through the first half of 2002.

Moreover, Elektrim received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell Vivendi 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders, thereby giving Vivendi control over Elektrim Telekomunikacja and Carcom, respectively. See "Item 7. Major Shareholders and Related Party
Transactions". In addition, the memorandum of understanding provided that Elektrim will sell all of its fixed line and Internet businesses to Elektrim Telekomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telekomunikacja within an 18 month period. The contract between Elektrim and Vivendi was signed on September 4, 2001.

Further,  on March 15, 2002,  Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments. The definitive agreements relating to this memorandum of understanding are subject to the satisfaction of a number of conditions precedent, including the settlement of the dispute between Deutsche Telekom and Elektrim discussed above. In addition, in the above referenced memorandum of understanding, Vivendi agreed to enter into a put and call option with respect to the remaining 2% of Elektim Telekomunikacja that it controls, pursuant to which the consortium of investors may call such shares and Vivendi may put such shares to the consortium. No definitive agreements have been entered into in connection with these transactions. If the definitive agreements are entered into, the conditions precedent are met and the put/call arrangements are effected, Vivendi would completely withdraw from its investment in Elektrim Telekomunikacja. See "Item 3. Key Information - Risk Factors - We may not be able to finance a change of control offer required by our indentures.

We may not be able to finance a change of control offer required by our indentures

On March 15, 2002, Vivendi, which directly owns 51% of our shareholder Elektrim Telekomunikacja, entered into a memorandum of understanding with a consortium of investors led by Citigroup Investments with respect to the sale if its 49% stake in Elektrim Telekomunikacja. Elektrim Telekomunikacja owns approximately 51% of our shares (subject to dispute with Deutsche Telekom discussed above). In addition, in the above referenced memorandum of understanding, Vivendi agreed to enter into a put and call option with respect to the remaining 2% of Elektim Telekomunikacja that it controls, pursuant to which the consortium of investors may call such shares and Vivendi may put such shares to the consortium. Although no definitive agreements have been entered in connection with these transaction, and although it is contemplated that such definitive agreements would have a number of conditions precedent, including the settlement of the dispute between Deutsche Telekom and Elektrim, as discussed above, the entry by Vivendi into definitive agreements and the option agreements referenced above would lead to a change of control under the indentures relating to the Existing Notes.

Upon a change of control, we will be required to offer to repurchase all the Existing Notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds available at the time to pay the purchase price of the Existing Notes or that the restrictions in our Bank Credit Facilities would allow us to make such required repurchases. In addition, before we can purchase any notes, we will be required to:

     o Repay debt under our Bank Credit Facilities or, possibly, other future debt that ranks senior to the Existing Notes; or

     o Obtain a consent from lenders of senior debt to permit the repurchase of the Existing Bonds.

A change of control may result in an event of default under our Bank Credit Facilities and may cause the acceleration of other indebtedness which may be senior to the Existing Notes. In any case, we expect that we would be required to obtain third-party financing to make a change of control offer. We cannot assure you that we would be able to obtain this financing.

Poland's wireless telecommunications market has only recently been liberalized and we face competition in Poland's telecommunications industry.

The wireless telecommunications market is highly competitive. We believe that the level of competition is increasing in all areas of the Polish telecommunications market and, with the liberalization of the Polish domestic market and the anticipated liberalization of the international long distance market, will continue to increase further over the next few years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs, reduce our share of net subscriber additions or reduce the prices of our services.

We face competition primarily from the other mobile operators Polkomtel S.A. ("Polkomtel") and PTK Centertel Sp. z o.o. ("Centertel") as well as wireline telephone services. Competition between ourselves, Polkomtel and Centertel, and to a lesser extent, wireline telephone service providers, is based on promotional discounts, services offered, quality of service and coverage area. Competitive pressures may also result in reduced tariff rates which would in turn reduce our average revenue per subscriber, which has declined over time. See "Item 4. Information on the Company - Competition" and "Item 5. Operating and Financial Review and Prospects".

We face competition from both our direct competitors and potentially from their significant shareholders that operate in other telecommunications businesses, including those providing local fixed-line access, long distance voice, data transmission and other services. These significant shareholders may believe in creating synergies in their businesses by providing their respective mobile operators with better terms than those made available to us in areas such as interconnection, leased lines, site access/sharing, co-distribution, etc. In such circumstances we would have recourse to the Polish Courts and Urzad Regulacji Telekomunikacji, or the Office for Telecommunications Regulations ("OTR"), but we can provide no assurance as to the outcome of any such action.

In addition, the Polish Government announced that it may run a tender for a fourth mobile operator during 2002.

The telecommunications industry is subject to rapid and significant changes. We may face competition in the future both from the introduction of existing rival telecommunications technologies into Poland and from the development of new wireless technologies. See "Item 4. Information on the Company - Competition".

If there is legal, political, social or economic change in Poland, our business may be adversely affected.

In recent years, Poland has undergone significant political and economic change. Political, economic, social and other developments in Poland may in the future hurt our business. In particular, changes in laws or regulations, whether caused by a change in the government of Poland or otherwise, could materially adversely affect us.

Poland has been one of the fastest growing economies in Europe over the years that we have been in operation. Real GDP growth in Poland was 4.1% in both 1999 and 2000. During 2001, in line with the global economic slowdown, the Polish economy also faced a slowdown with real GDP growth of only 0.8%. Although 2002 is generally expected to be another challenging year for the Polish economy, the Polish economy is expected to recover in the second half of the year. According to government assumptions, GDP growth is planned at 1% and inflation is set to remain low at about 4.5%. In the absence of any unforeseen negative events, we expect stable yet admittedly difficult economic conditions, with inflation under control, no major Zloty depreciation and certain positive developments on the domestic demand side by the end of the year and in 2003; however we cannot assure you of these positive economic developments. Any further significant slowdown in Poland's economic growth could materially adversely affect us by slowing the rate of increase in the number of our subscribers or causing a further decline in average usage or revenue per subscriber.

Currently, there are no foreign exchange or other controls on the repatriation of capital and dividends from Poland that would be applicable to the payment of interest or principal on our indebtedness or under our guarantees thereof. However, there can be no assurance that such foreign exchange control restrictions, taxes or limitations will not be imposed or increased in the future.

Poland is generally considered by international investors to be an emerging market and has a sovereign rating of A+ for local currency and BBB+ for foreign currency. In general, investing in the securities of companies such as ours with substantial operations in markets such as Poland involves a higher degree of risk than investing in the securities of companies having substantial operations in the United States, the countries of the European Union or other similar jurisdictions. There can be no assurance that political, economic, social or in other developments in other emerging markets will not have an adverse effect on our business, financial condition and results of operations.

Since there is volatility in the Polish tax system, our cash flows and ability to service our debt may be adversely affected.

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

If  there  are  changes  in  the  Polish  wireless   telecommunication  industry
regulatory environment, our business could be adversely affected.

Our business is subject to extensive governmental regulation. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls, may adversely affect our results of operations. Decisions by regulators, including the granting of additional mobile telephony licenses to competitors or new entrants, or limitations on licenses necessary for our operations, could adversely affect our business. The imposition of significant additional charges and the denial of governmental concessions that we may seek in expanding our network, including non-allocation of additional channels in the 900 or 1800 GSM bands, or the failure by the Polish Armed Forces to fulfill their obligations to abandon the UMTS band awarded to us could have a material adverse impact on the future development of our operations. In addition, the OTR may seek to impose obligations not included in our licenses that require us to allow competitors roaming or site-sharing rights on our network or otherwise cause material changes to the regulatory environment. See "Item 4. Information on the Company - The Licenses".

Since we rely on lines leased from TPSA in a certain portion of our network, if TPSA is unable to provide us with access to these leased lines, we may not be able to provide services to our subscribers.

We are obligated to lease lines from Telekomunikacja Polska S.A. ("TPSA") in order to connect elements of our network. Although we have reduced our reliance on TPSA leased lines by, among other things, developing our own SDH network, we continue to use TPSA leased lines in certain portions of our network. We are also dependent on connecting with TPSA to provide international coverage and to access both the TPSA network and our SDH backbone. In the event that TPSA is unable to provide us with these services, we may not be able to provide services to our subscribers.

If we fail to retain our key management and personnel and attract additional qualified personnel, our business could be adversely affected.

We believe that success in our business and in attaining our financial goals depends on our executive officers. If any of them is unable or unwilling to continue their employment with us, our business, financial condition and operating results could be materially adversely affected. Although our use of employees seconded from the Operating Parties has diminished significantly, as of December 31, 2001, five of these key seconded employees remain with us.

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

Our financial condition and our ability to pay interest and principal on our indebtedness depend, in part, on a successful business plan being implemented by qualified personnel. The loss of key personnel, or the inability to find additional qualified personnel, could adversely affect our business.

If we do not manage our growth, our future results may be adversely affected because we are unable to manage the increasing complexity and rapid expansion of our business.

We have achieved rapid organic growth in our subscriber base since our service was launched in September 1996. For the twelve months ended December 31, 2001, we generated an average of approximately 81,000 net subscriber additions per month. This growth, as well as the related development of our network, has placed and is likely to continue to place significant strain on our management and operational resources and may require us to seek additional financing. As we continue to grow, the successful operation of our business will require more skilled management personnel, as well as more personnel trained in the technical aspects of operating and maintaining our systems. If we fail to obtain appropriate levels of financing and to hire and train management and technical personnel at a pace consistent with the growth of our business, such failure could have an adverse effect on our financial condition, our operating results, the expansion of our subscriber base and service offerings, or other aspects of our business.

If we experience shortages of supplies, our business may be adversely affected.

Operation of our GSM and our UMTS networks, including our mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment depends upon obtaining adequate supplies of transmission, switching and network equipment on a timely basis. We purchase such equipment from Alcatel, Ericsson and Siemens, all of which are leading international telecommunications systems equipment suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of equipment in a timely manner from Alcatel, Ericsson, Siemens or any other supplier of equipment or services or if there are significant increases in the costs of such equipment or services. From time to time, suppliers may extend lead times, limit supplies to us or increase prices due to capacity constraints or other factors. For example, handset suppliers have announced that they intend to establish worldwide allocations of handsets. We have not experienced any significant delays in the receipt of GSM handsets to date, although we may do so in the future. We have, however, faced delays in the receipt of General Packet Radio Service, or GPRS, handsets and may also face similar problems with the availability of UMTS handsets and equipment. In addition, integrating the new UMTS equipment of multiple suppliers may be more difficult and present a higher risk to us than is faced by one of our competitors, who use only one major supplier. This may result in delays in the commercial launch of our UMTS services, which may lead to our competitors gaining a competitive advantage. Any delays in launching our UMTS network could have a material adverse effect on our business. See "Item 4. Information on the Company - Network and Facilities - Suppliers".

Since there are actual or perceived health risks with wireless telephone handsets, the number of our subscribers may be reduced.

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

Since Polish bankruptcy laws may differ in certain respects from comparable provisions of U.S. law, our investors may be detrimentally affected.

As a Polish company, any insolvency proceedings by or against a Guarantor of the Existing Notes would most likely be based on Polish bankruptcy law, which differs in several significant respects from, and is in certain aspects more favorable to, secured creditors (and less favorable to unsecured creditors such as the holders of the Existing Notes) than comparable provisions of U.S. law. Under Polish bankruptcy law, the liability of a Guarantor in respect of the Existing Notes would be paid only after certain debts of a Guarantor that are entitled to priority under Polish law have been satisfied. Such preferential debts include, among other things, money owed to the State Treasury of Poland in respect of taxes, social security contributions, remuneration owed to employees and claims of secured creditors. Also, Polish law does not require a bankruptcy administrator to give effect to intercreditor arrangements such as subordination agreements (although the law does not preclude creditors from attempting to enforce such rights in separate proceedings outside of the bankruptcy).

Therefore, the claims of all unsecured creditors may be paid on a pari passu basis in a bankruptcy proceeding. Under Polish law, a bankruptcy administrator does not have any right to apply to a court to rescind certain transactions, such as the making of a guarantee, if such transactions were validly entered into prior to a company's bankruptcy. Also, under Polish insolvency law, the debtor may seek to commence a conciliation procedure. Such conciliation procedures may result in an agreement to restructure a debtor's obligations, which will be binding on all creditors if approved by creditors holding at least two-thirds of the aggregate amount of the indebtedness and the bankruptcy court.

It is not clear whether Polish courts would have jurisdiction over a debtor's property located outside Poland. Such jurisdiction would not exist in respect of real estate or other property rights located abroad. Furthermore, courts outside Poland may not recognize the Polish Bankruptcy Court's jurisdiction.

Under Polish bankruptcy law, any debt payable in a currency other than Zloty (such as Euro in the case of the Bank Credit Facilities, Euro and U.S. dollars in respect of the Existing Notes and Euro in respect of the notes) must be converted into Zloty at the National Bank of Poland average exchange rate prevailing on the date the bankruptcy court issues a decision on the debtor's bankruptcy. Accordingly, in the event of a bankruptcy of the Guarantor, holders of the Existing Notes may be subject to exchange rate risk between the date of bankruptcy and receipt of any amounts following a bankruptcy proceeding.

If any of the risks described above actually occur, our business, financial condition or operating results could be materially adversely affected and the trading price of the notes could decline.

Item 4. Information on the Company

History and Development of the Company

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet - related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within 900 MHz band, together with a permit to install and use a GSM 900 network (the "GSM 900 License"). This network was launched six months later in August 1996 and services were offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the "GSM 1800 License"). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the "UMTS License"), which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the launch date to January 1, 2005. The Ministry has not yet responded.

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

In February 2001 we entered into the Bank Credit Facilities totaling (euro)650 million to support the growth of our ongoing capital expenditure, our GSM business and the development of UMTS, as well as to refinance the DM672 million Bank Credit Facility entered into in 1997 (the "1997 Bank Credit Facility"). The Bank Credit Facilities were arranged by Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., the European Bank for Reconstruction and Development and
Deutsche Bank Polska S.A. The (euro)100 Million Bank Credit Facility was extended to (euro)150 million through the syndication of the (euro)100 Million Bank Credit Facility in September 2001. The Bank Credit Facilities now total
(euro)700  million.  The Bank Credit  Facilities  are available in two tranches:
(euro)387.5 million available in PLN and (euro)312.5 million available in Euro and other major currencies. The (euro)550 Million Bank Credit Facility has a five year maturity and the (euro)150 Million Bank Credit Facility has a six year maturity. Outstanding advances under these facilities bear interest at a rate based on LIBOR, EURIBOR or WIBOR, as appropriate, plus an applicable margin, the level of which is determined by the ratio of senior debt to annualized EBITDA.

On April 24, 2001, the asset pledge we granted in favor of the Lenders under the Bank Credit Facilities was registered with the Warsaw district court. There are no further requirements, under the terms of our Bank Credit Facilities, that we have to comply with relating to the registration or security interests. The changes in the pledge agreement related to the increase of the Bank Credit Facilities were registered on October 26, 2001.

On May 25, 2001, the Lenders under the Bank Credit Facilities approved our UMTS business plan, as required under such facilities. This approval means that there are no restrictions on the utilization of funds available under these facilities for UMTS operational and capital expenditures.

On May 2, 2001, we entered into a purchase agreement with PTC International Finance II S.A. and Deutsche Bank AG London and Dresdner Bank AG London Branch, pursuant to which, on May 8, 2001, we guaranteed the issuance by PTC International Finance II S.A. of the (euro)200 million 10 7/8% Senior Subordinated Guaranteed Notes due 2008.

On May 28, 2001, OTR issued a regulation governing the settlement of international calls that go through the TPSA, the incumbent telephone operator, network and are terminated on GSM networks. The new regulation provides that we are entitled to receive a portion of the revenues derived from international calls, , on the same conditions as applied to our domestic interconnection arrangements with TPSA. Prior to such date, we were not entitled to any revenues coming from calls that originated outside Poland and terminated in our network.

On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell Vivendi 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders, thereby giving Vivendi control over Elektrim Telekomunikacja and Carcom, respectively. See -"Item 7. Major Shareholders and Related Party Transactions". In addition, the memorandum of understanding provided  that  Elektrim  will  transfer  all of its  fixed  line  and  internet businesses to Elektrim Telekomunikacja within an 18 month period. The transaction between Elektrim and Vivendi was signed on September 4, 2001. Further, on March 15, 2002, Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments. The definitive agreements relating to this memorandum of understanding are subject to the satisfaction of a number of conditions precedent, including the settlement of the dispute between Deutsche Telekom and Elektrim discussed elsewhere in this Form 20-F. In addition, in the above referenced memorandum of understanding, Vivendi agreed to enter into a put and call option with respect to the remaining 2% of Elektim Telekomunikacja that it controls, pursuant to which the consortium of investors may call such shares and Vivendi may put such shares to the consortium. No definitive agreements have been entered in connection with these transaction. If the definitive agreements are entered into, the conditions precedent are met and the put/call arrangements are effected, Vivendi would completely withdraw from its investment in Elektrim Telekomunikacja. See "Item 3. Key Information - Risk Factors - We may not be able to finance a change of control offer required by our indentures.

On June 28, 2001, we completed the last five links of our nationwide SDH backbone network, a substantial portion of which has been operational since January 2001. Constructed in cooperation with Ericsson, the network is the biggest of its kind in Poland, with two-way transmission speeds of up to 155 megabits per second. The network consists of 18 long distance links totaling 3,500 kilometers in length and connects the 12 most important metropolitan centers including Warsaw, Krakow, Gdansk and Szczecin, where our mobile switching centers are located. At present, the network consists of 128 stations. Transmissions are sent through 140 radio-line "hops" (point-to-point connections between two radio terminals). We aim to ensure our network's reliability by introducing a centralized management system, which is supported by maintenance services of the most important nodes in the network. The network is intended to reduce our dependence on leasing TPSA lines between Mobile Switching

Centers ("MSCs") and is accordingly intended to reduce our cost of sales, accordingly. We invested approximately (euro)43.4 million in our SDH backbone network until the end of its completion.

On July 24, 2001, the Government decided to reorganize the Ministry of Economy, the result of which was to organizationally transfer the Telecommunication Division of the Ministry of Post and Telecommunications to the Ministry of Infrastructure. The Ministry of Post and Telecommunications has since been abolished.

On November 30, 2001, OTR lowered, by an average of 67%, mobile to fixed interconnection charges. The interconnection charges were set by the Ministry of Telecommunication in 1998, and then continuously and unsuccessfully negotiated with TPSA. In 2001, we requested OTR to regulate the interconnection rates between us and TPSA. The resulting regulation of rates benefits all three mobile operators.

During 2001, we applied to OTR for a change in the fee costs for our GSM 1800 license, which we purchased in September 1999. The price of the license to serve all of Poland was (euro)100 million. During the same time our main competitor, Polkomtel, purchased its GSM 1800 license to serve the 10 largest cities in Poland for (euro)50 million and during the year 2001 it extended this license to be able to serve all of Poland for the nominal fee of (euro)2,500. Centertel paid significantly less than we did for its GSM 1800 license and had it extended for the nominal fee of (euro)2,500. As a result of this extension and applied prices, we asked the regulatory body for equal treatment by decreasing our licenses fee. They have not yet reached a decision.

In late March 2002, BRE Bank, a leading Polish bank, announced that it was entering into a joint venture with the Dutch-based joint venture firm Eastbridge in order to acquire the 49% of the shares of Elektrim Telekomunikacja that Elektrim currently owns. This announcement further stated that BRE Bank would look to consolidate its stake with the stake announced to be purchased by the consortium led by Citigroup Investments (discussed above) with a view to selling Elektrim Telekomunikacja to a third party. No further announcements have been made.

The description of principal capital expenditures including distribution and method of financing are included in "Item 5. Operating and Financial Review and Prospects"

Business Overview

We are the largest GSM wireless telephony services provider in Poland with 3.8 million subscribers, a 37.8% share of the total Polish wireless market and a 43.1% share of the post-paid market, in each case, as of December 31, 2001. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, that we lead the market in terms of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 Licenses and, on December 20, 2000, we were granted a UMTS License. As of December 31, 2001, our GSM network covered approximately 95.7% of the geographic area of Poland representing approximately 99.4% of the total Polish population. We have completed the roll-out of our SDH microwave backbone network, which connects certain key portions of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. In addition, we have selectively rolled out a GSM 1800 service, which allows us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand Era, which, according to a survey conducted for us by SMG/KRC research in 2001, was one of the most recognized brand names in Poland. To distribute our products and services, we use a network of 24 dealers with 870 points of sale and more than 600 Authorized Business Advisors, a direct sales force of 105 representatives and a national network of our own 68 retail outlets.

We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the year ended December 31, 2001, we generated an average of approximately 81,000 additional net subscribers per month compared to approximately 88,000 in 2000. In 2001 our churn rate decreased to an average of 1.8% per month from an average of 2.0% per month in 2000.

As of December 31, 2001, we provided wireless services to approximately 2.4 million post-paid subscribers and approximately 1.4 million pre-paid subscribers. For the year ended December 31, 2001, we had revenues and adjusted EBITDA of PLN 4,344.9 million and PLN 1,682.6 million, respectively, compared to revenues of PLN 3,684.7 million and adjusted EBITDA of PLN 1,152.0 million, for the year ended December 31, 2000, representing increases of 17.9% and 46.1%, respectively, over the previous year.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and, on a trial basis, GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users, converting selected pre-paid subscribers to post-paid plans and minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 210 international roaming agreements with GSM operators in 89 countries, including all European countries with GSM services. We have benefited from the experience, expertise and financial and operating support of DeTeMobil, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Elektrim and Vivendi Universal S.A., and from employees seconded from these companies. These secondees have trained and supervised a number of our local managers, who now hold key positions in our company, including our Director General and our Director of Strategy, Marketing & Sales. As of December 31, 2001, the number of key seconded employees was five, representing approximately 0.1% of our work force.

Business Strategy

Our strategic objective is to increase revenues, profitability and cash flow and to maintain our position as the leading provider of high-quality personal communication services in the Polish telecommunications market. The following are key elements of our strategy:

Provide Superior Network Quality

We have made and continue to make significant investments in the quality of the network to maintain competitive nationwide coverage and superior in-building reception to deliver the lowest percentage of dropped calls in the market. By focusing capital expenditures on providing comprehensive in-building coverage in major urban centers in Poland and enabling subscribers to receive and make wireless connections anywhere within those areas, we attract and retain subscribers who generate high usage. These subscribers are generally less price sensitive, less prone to switch operators and represent a lower credit risk. Maintaining a high quality network allows us to price our services at a premium relative to some of our competitors. The addition of the GSM 1800 License improved the network capabilities by allowing us to increase network capacity selectively in a capital efficient manner. We also invested in the construction of the SDH microwave backbone network to carry voice and data traffic. The backbone network is expected to reduce our reliance on leased lines from TPSA, particularly between our main MSC sites, support expected growth in Internet traffic, provide better transmission quality and reduce our operating costs. In addition, our GPRS platform covers our entire GSM network coverage area.

Target Key Market Segments

We believe that providing differentiated service packages, including access to value-added services, is a significant factor in increasing market share within key segments of the Polish telecommunications market. Currently we offer eight distinct post-paid tariff plans which permit subscribers to select the mix of monthly fees, airtime charges and value-added services that best suit their service requirements and frequency of calls. For those subscribers who do not choose post-paid plans, we offer pre-paid services under two tariff plans that have expanded our penetration in the cellular mass market and reduced our exposure to credit risk and the need for handset subsidies associated with the post-paid subscriber acquisition. Our tariff structure is intended to be simple and easily understood in order to attract new subscribers and to increase subscriber loyalty.

Provide Outstanding Service

We believe that high-quality customer service plays an important role in distinguishing us from our competitors, expanding our subscriber base and sustaining subscriber loyalty. We employ over 750 subscriber service representatives in our customer center located in Warsaw who operate a 24 hour toll free subscriber service hotline, including directory assistance, mobile telephone service guidance, billing and other information. We have information systems that immediately activate services and which enable subscribers to migrate between different tariffs. In 2000, we were awarded a number of ISO 9002 awards, including our ISO 9002 status for our customer care service, and our hotline was chosen as the best one among Polish wireless companies by the Polish magazine Computer World. Furthermore, we also provide subscriber support services such as handset servicing and billing inquiries at our 68 centers located in our retail outlets.

Manage Churn and Bad Debts

Our management of subscriber churn has allowed us to maximize profitability and cash flow. We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). During 1998, our average monthly churn rate was 2.2%. However, during 1999, our monthly churn increased. In response we initiated a handset upgrade program for our valued subscribers, instituted improved credit information sharing throughout our national distribution network and launched the first and only loyalty plan in the Polish telecommunications sector under which long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, including LOT Polish Airlines, British Airways, Panasonic and Kodak. Our average monthly churn for the year ended December 31, 2001 decreased to 1.8% from 2.0% for the year ended December 31, 2000, partially as a result of our retention programs.

Through 2001, we reduced bad debt (calculated as a percentage of revenues) to 1.6%, down from 4% in 2000. This was due to the implementation of various initiatives over the past few years to prevent bad debt at different stages of customer's life-time and to the development of effective method for the collection of receivables. The decrease in bad debt was also supported by the increased share of pre-paid subscribers in the subscriber base.

We have also increased customer credit checks. In October 2001, we introduced a policy of checking a customer's payment history with other mobile operators prior to signing a contract. Customers who refuse such verification are requested to pay a deposit of PLN 760. Less than 0.1% of our customers opted to pay the deposit.

Our process consists of an integrated chain of bad debt management operations (e.g. credit limits, invoice payment tracking, sales quality reports) throughout the customer's life-time backed up by thorough analysis. Credit risk analysis is also performed prior to launch of new products and promotions, which can result in proactive development of necessary software applications and processes to limit new risks.

We are also a member of the Alliance for Fair Business. Other members include banks, direct credit firms and the other mobile operators. As a result, legal changes may be introduced that will allow to exchange customer credit data between creditors from various sectors of economy and in 2003 credit rating agencies may be established that will be available to mobile operators and companies from other sectors of economy. It is expected that bad debt may be further reduced due to cooperation with these credit rating agencies.

Maintain Brand Awareness

We started offering services in 1996 under the brand name Era GSM. We decided to change our brand to Era following our expansion into the UMTS business. We have made a significant investment to position our brand as one of the most recognized brands in Poland with an aided and unaided brand awareness of 87% and 67% respectively (according to brand tracking by SMG/KRC - the market research company - in October 2001). We believe that the high level of our brand awareness greatly facilitates attracting new subscribers. We have positioned the brand to stand for high quality, responsiveness and the high standard of service expected by business subscribers. In addition, we believe our pre-paid service, which we operate under the brand name Tak Tak, has become synonymous with pre-paid wireless services in Poland.

In November 2000, we announced our new strategy towards the sales of products and services, and decided to create separate brands for business (Era Biznes) and retail services (Era Moja). This change was implemented throughout 2001, and allowed us to create and sell services specially prepared and addressed to different market segments.

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

Services and Products

Services Overview

We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity
(clip) and voice mail, all pursuant to eight alternative tariff plans. During 2001, we launched several solutions mainly dedicated to the business sector. See "Item 4. Products - Value Added Services".

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

In November 2000, we revised our strategy towards our customers and introduced new tariff plans. We revised tariffs for both our post-paid and our pre-paid (Tak Tak) subscribers and introduced new tariffs for business customers. We offer services that are branded to businesses. Era Biznes is aimed at large, medium or even one person or family firms and companies. The separate "private offer" is presented to all individual (or "private") users and contains both post-paid Era Moja and the pre-paid Tak Tak brands. Both Era Biznes and Era Moja includes four tariff plans; Tak Tak includes two tariff plans. Changes to our tariff structure included:

     o bundled minutes included in monthly fee for all four business post-paid tariffs and for three out of four private post-paid tariffs;

     o bundled Short Message Service ("SMSs") included in monthly fee for all business and private tariffs (for all post-paid tariffs);

     o elimination of differences between prices for connections within our network and connections outside our network (for all tariffs);

     o    out-of-charge voice mail for post-paid tariffs;

     o elimination of the peak/off-peak differentiation for all business tariffs; and

     o consistent "peak hours" definition for all private tariffs (including pre-paid and post-paid): from 8 am to 6 pm from Monday to Friday.

New subscribers are no longer offered old tariffs. The migration of existing subscribers from the old tariffs to the new tariffs is expected to be a prolonged process as old subscribers have a right to remain under the old tariff plans. Subscribers using old tariffs are currently allowed to migrate for a flat fee of PLN 30. Some subscribers may not migrate. The introduction of our new tariff plans had as expected, significant adverse impact on our revenues by reducing ARPU. We believe, however, that our new tariff plans and our accompanying marketing strategy have enhanced our competitive position and help us to defend our position as the leading supplier of wireless services in Poland. From launch of the new tariffs until December 31, 2001, approximately 41.0% of our subscribers migrated to one of our new tariff plans.

Business Customer Tariff Plans

At present, approximately 70% of the existing businesses registered in Poland have at least one handset registered with us. On November 15, 2000, we introduced four new business tariffs: Era Biznes 10, Era Biznes 45, Era Biznes 100 and Era Biznes 220. Those tariffs are designed to accommodate all companies: large, medium, small and one-person enterprises.

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

                                  Included in Subscription Fee
                                 ------------------------------
 Traffic Package   Subscription     Minutes         Messages       Domestic      Roaming        SMS Fee
                        Fee                                        Operator       Calls
----------------- -------------- --------------- -------------- --------------- ----------- --------------
                                   (min/mth)     (message/mth)   (PLN/min)(1)   (PLN/min)    (PLN/message)
                                 --------------- -------------- --------------- ----------- --------------
Era Biznes 10            29.90           10                 5           1.35      Foreign            0.50
                                                                                 Operator
                                                                                 Rate +15%
Era Biznes 45            59.90           45                10           1.10                         0.50
Era Biznes 100           99.90          100                20           0.85                         0.50
Era Biznes 220          199.90          220                40           0.59                         0.50

(1) These subscribers pay for each thirty-second interval (or portion thereof) thereafter.

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

                                    Included Free in         Domestic Operator
                                    Subscription Fee
                                 ------------------------ -------------------------
Traffic Package    Subscription    Minutes       SMS       Day (1)      Night,      Roaming     SMS Fee
                        Fee                                           Weekend and
                                                                      Holiday(2)
---------------- --------------- ----------- ------------ ---------- ------------ ------------ -----------
                                  (min/mth)   (message/     (PLN/        (PLN/       (PLN/       (PLN/
                                                mth)        min)         min)         min)      message)
                                 ----------- ------------ ---------- ------------ ------------ -----------
Era Moja                 19.90           0           5       1.95           0.85    Foreign        0.50
                                                                                   Operator
                                                                                   Rate +15%
Era Moja 10              29.90          10           5       1.75           0.65                   0.50
Era Moja 45              59.90          45          10       1.35           0.60                   0.50
Era Moja 100             99.90         100          20       1.00           0.60                   0.50

(1)  Monday - Friday 8:00a.m. - 6:00p.m.

(2)  Monday - Friday

(3) These subscribers pay for the first minute of each call regardless of the call's length and then for each thirty-second interval (or portion thereof) thereafter.

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

Part of our subscribers continue to use our older tariff rates, which are summarized in the table below.

                                    Airtime Tariff Rates(1)     Airtime Tariff Rates(1)
                                          Outside Era                 Inside Era
                                   --------------------------- -------------------------
Traffic Package        Monthly         Peak        Off-Peak       Peak        Off-Peak       Night
                     Service Fee
-------------------- ------------- ------------- ------------- ------------- ------------ -------------
                         (PLN)       (PLN/min)     (PLN/min)     (PLN/min)     (PLN/min)    (PLN/min)
                     ------------- ------------- ------------- ------------- ------------ -------------
Hello                     19.90         2.39          0.89          1.74          0.74         0.24
White                     39.90         1.69          0.89          1.54          0.74         0.24
Plain and Simple          59.90         1.00          1.00          1.00          1.00         0.24
Blue                      89.90         1.09          0.59          0.94          0.44         0.24
Navy Blue                129.90         0.89          0.49          0.74          0.34         0.24
VIP                      199.90         0.55          0.55          0.55          0.55         0.24

(1) These subscribers pay for the first minute of each call regardless of the call's length and then for each thirty-second interval (or portion thereof) thereafter.

Pre-paid Services

Since June 1998, we have offered a pre-paid GSM service package under the brand name Era Tak Tak. This pre-paid service enables our subscribers to take advantage of a GSM service without paying a monthly subscription fee or entering into a contract. Our Tak Tak pre-paid service is designed to appeal to those who want to limit the amount they spend on their mobile calls. We offer two types of pre-paid tariff services: "Ja i Ty" or "You and Me", which provides a 15% discount to our subscribers for up to two of their favorite destination numbers; and "Caly Dzien" or "All Day", which provides our subscribers with a flat per minute price all day and a lower more competitive price on calls from 6 p.m. to 8 a.m. We believe that Tak Tak has become synonymous with pre-paid cellular service in Poland.

Customers choosing a pre-paid service can purchase either a SIM pack, the prices of which start at approximately PLN 99 (which consists of a SIM card, required to open a pre-paid account, with a stored value of PLN 50) or the pre-paid bundle pack (which consists of a handset and a SIM pack) for approximately PLN 199 to PLN 499 depending on the handset chosen. Our subscribers can then purchase pre-paid vouchers of different denominations and validity periods.
Pre-paid vouchers are sold in all of our company retail stores and in over 15,000 other outlets, including national news stands, gas stations, ATM's, own stores and through Era branded dealers. If the pre-paid account is not topped up with a new voucher within a twelve-month period, the pre-paid account expires and any remaining balance is forfeited. As of December 31, 2001, our total subscriber base included 1,419,180 Tak Tak subscribers.

                                    Local Operator                               Era WAP
                        ---------------------------------------- -----------------------------------------
Traffic Package               Day (1)          Night, Weekend          Day (1)        Night, Weekend and
                                              and Holiday (2)                            Holiday (2)
----------------------- ----------------- ---------------------- ------------------- ---------------------
                             (PLN/min)           (PLN/min)            (PLN/min)           (PLN/min)
                        ----------------- ---------------------- ------------------- ---------------------
Ja i Ty                          1.99                0.99                 0.48                0.34
Caly Dzien                       1.49                1.49                 0.48                0.34

(1)  8:00 a.m. - 6:00 p.m. (Monday - Friday)

(2)  6:00 p.m. - 8:00 a.m. (Monday - Friday), Saturday, Sunday and holidays

Value Added Services

During 2001 we concentrated heavily on bringing an innovative and complete portfolio of products to customers in both residential and business market segments. Business customers could choose from a number of products, the two most successful of which are: the Virtual Private Network ("VPN") and Fixed Cellular Terminal ("FCT").

The VPN with its group of functionalities such as a personal numbering plan, cheaper connections between company employees and defined user profiles is an offer tailored to business customers to manage and optimize internal company communication. Additionally, VPN functions provide an alternative for in-company fixed line network.

The FCT acts as a gateway from a business customer's fixed network to their mobile network and allows for a reduction of fixed to mobile connections costs. We also introduced GSM Pro, as an alternative to trunking systems, enabling group connections between its users, while maintaining the advantages of GSM services. The product was awarded by the Chairman of the Committee for Citizen Security as a solution to supporting communication during natural disasters.

In addition to these products, we offer direct connections of customer telecommunication equipment to our network, using two products: the PABX Direct Access and the Business Infoline. The PABX Direct Access solution offers cost saving voice connections between large accounts' in-company fixed networks and our mobile network. The Business Infoline is a substitution service of toll free infolines offered by fixed line operators. Users of Business Infoline extend the possibility of communication with their customers equipped with our mobiles.

We extended the portfolio of direct access products to the area of non-voice products by introducing SMSC Direct Access. The product allows for the development of an autonomic, fast and flexible application to manage communication with customers or employees, and can be used for "machine to machine" customized solutions via SMS. This product is used by banks, monitoring companies and high-tech Internet based companies to improve their customer service and reduce costs.

Many successful non-voice products for businesses were introduced in 2001. Our goal is to be a partner with business customers to deliver mobile business solutions targeted at increasing work efficiency and cost reduction through partnerships with application providers and integrators. Our strategic intent is to offer solutions, not only data transmission. An example of the consistent execution of this strategy is the implementation of the Fleet Management service. Fleet Management is a comprehensive offer for business customers, fulfilling their needs to monitor, track and manage groups of movable objects such as cars and vans. We believe that it is an excellent offer for customers seeking to secure their assets. Fleet Management's tracking system is based on GPS technology, with GSM based communication to the control center. Customers can choose from three service options based on the scale of their operations, ranging from simple reports received from a central control center to a control center operated by the customer itself. The service has already proven successful in quickly locating stolen luxury cars.

For those customers wishing to develop telemetric applications using their internal resources, we introduced a specially designed Telemetric Tariff. The Telemetric Tariff is a specially priced offer with SMSs and Data Call transmission channels. It is primarily used by our customers for remote surveillance applications, for example the daily duties of security companies or to supervise the operation of remote fixed assets.

In September 2001, our Company was the first operator in Poland and one of the first in the world to implement a video streaming solution, which enabled the user to watch a TV program and video files, such as weather reports, on demand, on a set of mobile equipment consisting of a GPRS enabled cellular phone and a PDA connected to the phone through wireless communication (Bluetooth). This solution was provided to a test group of PTC's customers in the pilot partnership venture together with Compaq and TVN24 - the first Polish 24 hour news TV channel as a content provider.

Targeted at the residential market is Premium SMS. Premium SMS is used by media and content companies as a tool enabling them to offer information and entertainment services like voting, contests, personalized infoservices or auctions. The SMS-Premium based services became popular and widely adopted in the market which is reflected in the number of messages sent by individuals and by its multiple applications.

In February 2001, our customers were the first in Poland to use a mobile commerce solution, which enables them to perform secure commerce transactions using their mobile phones. A customer stores their payment card number only once in a secure payment profile. Once a sale transaction is completed, their card number is retrieved and transaction authorization is performed. The possibility of fraud is greatly reduced by authorizing transactions on secure links between us and the clearing agent.

In 2001, we also introduced WAP browsing and mobile Internet access, the first commercial services based on the GPRS platform. Our customers with GPRS handsets can use them for more cost effective access to WAP content, at a price set as a flat fee per month to encourage usage of the service. Mobile Internet access also became a viable option based on our network coverage and an affordable price. Lack of GPRS handset availability was the key factor preventing those services from spreading more widely. We believe there will be a large increase in the usage of GPRS-based services in the current year as affordable handsets are now available in the market.

Our Company was the first cellular operator in Poland to offer location-based information services on WAP to assist users in finding a required location or other information in the subscriber's proximity. We actively developed other new products from the non-voice area, notably games offered on both WAP and SMS platforms. Games successfully launched in 2001 were Intelekt, Black Jack, Jack Pot, Quiz and My Penguin. All of them were adopted in the market with great interest. Quiz is being developed with many content versions. Black Jack and Intelekt, based on universal concepts of card games and IQ tests, generate constant interest among our users. My Penguin achieved the greatest market success. The game-based on the TamaGotchi concept of caring for a virtual pet was greatly accepted by our gaming community and leverages on our Tak Tak pre-paid service mascot - a penguin.

We started offering Directory Assistance, which enables our customers to enquire about phone numbers of persons they would like to call. Initially the service is available to our private customers only, with business customers and other operators' databases planned to be added in 2002. Finally, we opened our network to pre-paid roamers visiting Poland allowing a continuously growing number of pre-paid users all over the world to use their mobiles while roaming in our network.

We also continued to develop voice-based products. For example Voice Mail functionality was enhanced with new features: Call Return - an easy way of calling the person who left a message by pressing a single button, Empty Call Capture - a unique function that sends the user a SMS message with the telephone number of the person who tried to contact him but did not leave any message and Outcall - a function in which Voice Mail calls a user to inform him about a message at a convenient and predefined time of the day. With the enhanced functionalities the new Voice Mail has become more comfortable, intuitive and more user-friendly.

We offer standard value added services in packages, which can be purchased separately by our subscribers of the regular plans. Those value added services have been grouped into the four categories below:

---------------------------- ---------------------- ------------------- ----------------------
         Dla Wygodnych          Dla Wszechstronnych     Dla Ciekawych     Dla Zaawansowanych
---------------------------- ---------------------- ------------------- ----------------------
Voice mail                   Call waiting                               Eranet electronic mail
Incoming call identification Call suspension (call
(CLIP) call line             hold)                  Text based          Fax transmission
identification               Conference call        information service
Own number presentation      Call barring           (SMS)               Data transmission
Blockage (CLIR) call line    Detailed bill (for
identification               business tariffs only)
Call forwarding
---------------------------- ---------------------- ------------------- ----------------------

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

As the market for GSM and GPRS services develops over time, we intend to introduce additional value added services.

Handsets and Accessories

We sell handsets and accessories separately from GSM services. Subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from the basic to the most advanced models manufactured by some of the world's leading suppliers, including Alcatel, Ericsson, Motorola, Nokia, Panasonic and Siemens. In connection with certain promotions, we offer reduced price handsets that can only be used on our own network. The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber's handset, including carrying cases, batteries, car kits and recharging equipment. See "Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Expenditures - Cost of Sales".

We do not expect to achieve positive overall margins on handset sales, as these are often subsidized in order to attract subscribers. See "Item 4. Marketing and Distribution - Marketing Activities". Certain discounted handsets sold during a promotion are configured so as to accept only Era SIM cards (a "SIM lock"). We intend to use SIM locks only to recoup the discounted cost of the handset and enable subscribers to unlock the handset on request in order to permit its use on other networks once we have recovered the discounted cost. We believe that the prominent position of our major shareholders within the cellular telecommunications market provides us with a substantial benefit when negotiating with handset suppliers.

International Roaming

Our digital wireless network currently uses GSM technology. GSM is the world's most widely used digital wireless technology, with more than 1 billion users around the world as of December 31, 2001. Because GSM is a standardized technology used throughout most of Europe and internationally, our subscribers can make and receive calls outside their home calling area in other countries that also operate a cellular telecommunications network on the GSM standard. As of December 31, 2001, we had entered into 210 international roaming agreements with GSM operators in 89 countries. The agreements cover all of the principal countries in Europe. In general, these international roaming agreements provide that when our subscribers use the services of a corresponding GSM network operator in another country, we are responsible for payments of charges for those services used in accordance with the corresponding GSM network operator's tariff. We pass these charges through to the relevant subscriber, together with an additional surcharge of 15%. Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. See "Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Revenues".

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

We aim to effectively manage our subscriber churn in order to maximize profitability and cash flows. We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Since the beginning of 1997, our average monthly churn rate has been 2.4%. However, during the fourth quarter of 1998 and the first quarter of 1999, our monthly churn rate increased. In response, we initiated a handset upgrade program for valued subscribers, instituted improved credit information sharing throughout the national distribution network, and launched the first loyalty plan in the Polish telecommunications sector. Under our subscriber loyalty program, our long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, which include LOT Polish Airlines, British Airways, Panasonic and Kodak. As a result of these and other initiatives, our average monthly churn rate was 1.8% in 2001.

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

We have used extensive national advertising campaigns to create awareness and to promote the benefits of subscribing to an Era service. We advertise primarily through television advertising and also use print media, billboards and radio advertising. The brand name Era GSM was selected after an extensive name search and customer research program because it is short and easy to remember. In February 2001, we changed our brand name to Era as we are now a holder of the UMTS License as well as a GSM operator. We have also developed the product name Tak Tak to promote our pre-paid services. In October 1999, we launched a consumer loyalty program called "Stokrotka" or "Gratitude," which was the first major such program of its kind offered in the telecommunications industry in Poland. This campaign is designed to provide our subscribers with incentives based on usage, payment and longevity. Modeled on airline mileage award programs, our subscribers are awarded benefits such as Era merchandise and free cellular airtime.

We also believe that demand for GSM services in Poland is stimulated by promotional campaigns which offer reduced prices for GSM services and accessories. We have engaged in such campaigns from time to time, offering handsets at reduced prices and reduced activation fees during specific periods.

In general, however, we avoid promotional techniques such as providing free airtime or waiving activation or monthly fees, because we believe that these types of incentives tend to attract passive or inactive subscribers as well as subscribers who are higher credit risks. Subscribers who purchase services as a result of a promotional campaign may not cancel their subscriptions until the expiration of a minimum period (generally two years), unless the subscriber pays us an additional amount approximately equal to the discount he or she received on the full cost of their handset. Other subscribers may cancel their subscriptions upon one month's notice to us without charge.

Distribution Channels

Together with the change in our branding strategy, we also changed our approach towards our distribution network, dividing it into business customers, retail customers and pre-paid services distribution networks. Our largest distribution channel is the one designed for retail customers, composed of 24 independent dealers (as of December 31, 2001) that operate a chain of 870 retail outlets. We also cooperate with dealers to increase brand awareness by providing them with sale materials, event financing, packaging, brochures and promotional stands. In June 2001 we launched Dealers' Portal, a tool which enables dealers to communicate with our company over the Internet as well as to have an access to our databases supporting them in sales and retention activities. Our retail distribution channels currently consist of 68 owned retail stores. These stores are located in the central, high traffic areas of Polish cities and only sell our cellular services, handsets and ancillary products. We believe that our retail stores are a valuable promotional vehicle for our services and products, offering a wider range of customer service and support than those offered by our dealers at their points of sale. Each of the retail stores has customer service staff capable of immediately activating a new subscriber as well as responding to billing and other inquiries from the company's current subscribers. We also provide handset servicing in our retail stores, including providing subscribers with temporary replacement handsets in the event that the broken handset is returned to the manufacturer for repair.

To meet the requirements of our business customers, we created two separate sales channels. Corporate Major Accounts ("CMA") companies are served by our Business Advisors supported by a dedicated Customer Care Department. We believe that our direct sales force constitutes an important resource in our strategy of increasing the proportion of subscribers using business tariff plans, as well as attracting higher usage customers. Our direct sales force has 105 Business Advisors responsible for the acquisition and servicing of our major business accounts as well as selling new products and comprehensive solutions based on new technologies. Small & Medium Enterprises ("SME") companies are served by Authorized Business Advisors ("ABAs"). Structurally, ABAs are attached to the sales network created by the dealers, though they constitute an independent distribution channel. Within this sales channel we work with 24 dealers, who employ more than 600 trained and prepared Authorized Business Advisors.

We distribute our pre-paid bundle packs through our own chain of shops and through a large number of POSs. The Tak Tak coupons are sold through 15,000 outlets, including ATMs, kiosks and petrol stations.

Network and Facilities

Network Infrastructure

We own the largest GSM infrastructure in Poland, which has been expanding since 1996. Originally developed in co-operation with an international team of specialists, now we rely on our internal engineering employees to grow, operate and maintain the network. Components, subsystems and interfaces constituting the network are supplied by Alcatel, Ericsson and Siemens plus a host of smaller suppliers.

Our infrastructure of cellular networks is based upon the division of the geographical area covered by the network into a number of cells that have diameters ranging from a few hundred meters to up to 30 kilometers. Each cell contains one or more transceivers at a base transmission station ("BTS") that communicate by radio signal with active cellular subscribers in the cell. In a GSM cellular network, the BTSs installed in each cell are connected to the base station controllers ("BSCs"), which in turn, are connected to a MSC. MSCs are connected to other MSCs in the same network and to other fixed and cellular networks. MSCs control the routing (and call record) of calls and allow cellular telephone users to move freely from cell to cell while continuing calls. Connections between BTSs, BSCs and MSCs consist of transmission lines, including fiber optic cables, copper cables and microwave links.

As of the end of 2001, our GSM network comprised the Base Station Subsystem of more than 4,700 Base Stations and 128 Base Station Controllers; 29 Mobile Switching Centers and the Operations and Maintenance Subsystem and the Network Management Center, both of which are located in Warsaw and enable the Company to centrally manage and coordinate network operations and maintenance. From the company's Network Management Center in Warsaw, we monitor service provided by our network.

To mitigate the effects of potential switching failures or failures of other network elements, we have installed back-up equipment and have constructed alternative routes between our critical network elements.

As of December 31, 2001, our network covered approximately 95.7% of the geographic area of Poland representing approximately 99.4% of the total Polish population.

Several transmission lines for the GSM network connections between BTSs, BSCs and MSCs have been leased from TPSA. In order to reduce dependence on TPSA, we have built out our own SDH microwave backbone network the roll-out of which was completed in June 2001. Our SDH microwave backbone network connects the major centers served by its GSM networks, and reduce but does not eliminate its need for leased lines from TPSA. We believe that our network is the biggest of this kind in Poland, allowing the Company to achieve two-way transmission speed of 2 x 155 megabits per second. The network consists of 18 long distance links with a length of 3,500 km connecting 12 cities where our MSCs are located.

During 2001, we also finalized the GPRS roll-out project securing countrywide GPRS coverage.

Under the terms of our UMTS License, we must begin commercial service using the UMTS frequencies between January 1, 2003 and January 1, 2004. However in the fourth quarter of 2001 all three holders of the UMTS licenses asked OTR to postpone the launch date to January 1, 2005 The response has not yet been received.

To meet this obligation and in order to be ready to support our strategy of providing a high quality network offering the most advanced services, we intend to continue testing UMTS network equipment in cooperation with our key suppliers and later enter into commercial agreements for the purchase, installation and integration of UMTS start-up networks. In order to offer seamless UMTS, GPRS and GSM services, we expect to work closely with our key suppliers and integrate the new UMTS network equipment into our overall network architecture. Once the new equipment is successfully integrated and new multi-mode GSM 900/1800/GPRS/UMTS handsets are available, we expect to offer our UMTS subscribers seamless services supporting voice traffic and data services.

Network Quality

Our network has been designed to provide comprehensive high-density coverage in major urban centers in Poland. This is achieved by using cells of approximately one kilometer in diameter as opposed to cells of approximately 30 kilometers in diameter in rural areas enables subscribers to receive and make wireless transmissions anywhere within those urban areas, including inside buildings. We believe that its ability to provide high-quality indoor reception and transmission in major urban areas is an important asset enabling it to successfully compete in the Polish cellular telecommunications market. We also believe that its focus on high-density coverage in urban areas at the early stage of our network development has been more economical than attempting to increase density of coverage in these locations at a later stage.

Cell Site Planning

Cell site planning, which we originally carried out jointly with our major suppliers, is now principally done internally. Our design for network coverage is determined with the aid of a specialized software package developed by T-Mobil. In 2000 we were awarded the ISO 9002 certificate for our GSM Network Strategic Planning.

Maintenance of the Network

Each of our network supply agreements provide that the supplier is obligated to provide maintenance, spare parts and relevant upgrades for the software and hardware supplied under such agreements for a period of 15 years following the date of our commercial acceptance of the relevant component. The suppliers warrant equipment for 24 months from the date of acceptance and provide maintenance training to our employees. With respect to software, each supplier is required to:

     o    take  action  to remedy  any  defect or  malfunction  in the  software
          provided   within  four  hours  of  the  occurrence  of  a  defect  or malfunction, or reimburse us for the services of a third party;

     o    provide a help desk to support us;

     o    release upgrades or updates for its software to us; and

     o cooperate with us on the management of release procedures for its software.

With respect to hardware, each supplier is required to:

     o    make replacement parts available to us at market rates;

     o repair and replace parts of our network pursuant to either a monthly account with us or compensation on a case by case basis; and

     o make us aware of and offer to provide us such enhancements, upgrades and evolutionary improvements to hardware in our network.

Suppliers

Ericsson, Siemens and Alcatel designed, manufactured, delivered, installed, commissioned and prepared our GSM network, including mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment. These suppliers now provide maintenance and repair services for our network in addition to continuing our expansion to meet capacity requirements. We are now conducting tests of the UMTS prototype network equipment in cooperation with our key suppliers.

We are currently testing UMTS network equipment in cooperation with our key suppliers. During 2002, we may enter into commercial agreements for the purchase, installation and integration of UMTS startup networks, subject to the maturity of the technology tested.

The Licenses

GSM 900 License Terms

General

Following a competitive tender, on February 23, 1996, we received a license which granted us:

     o a concession to provide telecommunications services according to European telecommunications GSM standards in the 900 MHz frequency band;

     o    a permit to install and use GSM network equipment;

     o    an allocation of 37 channels within the 900 MHz frequency band; and

     o an allocation of telephone numbers with the prefix 602 and 604 (and subsequently 600 and 608 were added).

Fees

We were required to pay to the Polish government a fee equal to the Zloty equivalent of (euro)217,731,831 for our GSM 900 license. This fee was paid in six installments with the first installment due upon the grant of the license and one installment on each March 31 thereafter. We paid (euro)101,494,831 of this fee in 1996, (euro)1,980,000 on March 31, 1997, (euro)8,107,000 on March
31, 1998, (euro)15,730,000 on March 31, 1999, (euro)34,320,000 on March 31, 2000 and (euro)56,100,000 on March 31, 2001. See Note 20 to the Financial Statements for the year ended December 31, 2001. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Infrastructure. This amount was set at PLN 2,368,000 for the first year of operation (following the award of our GSM 900 License), PLN 3,872,000 for the second year, PLN 3,990,000 for the third year and PLN 4,500,000 for each of the following years.

In addition, we are required to pay an initial fee of PLN 500 for the permit and frequency allocation for each base station and PLN 250 for any changes in this permission. We are also obligated to pay a fixed annual fee of PLN 160 for each of the channels used by each base station.

Terms

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

Our GSM 900 License generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 900 License also specifically prohibits exclusive arrangements with "service providers". We believe, however, that our dealers are not "service providers" as the term is used in our GSM 900 License with reference to airtime providers, and therefore, our exclusive contracts with our dealers do not constitute a violation of our GSM 900 License conditions. See -Item 4. "Information on the Company - Marketing and Distribution".

In its original form, our GSM 900 License prohibited the establishment of transmission links between elements of our GSM network and required us to lease transmission lines from TPSA. Our GSM 900 License also prohibited any form of interconnection between our network and other wireless networks including wireless networks outside Poland, without using TPSA's transmission lines. On January 17, 1997, however, pursuant to a complaint from the Polish Ombudsman, the Polish Supreme Administrative Court repealed these prohibitions on the grounds that the Minister of Communications had insufficiently substantiated the rationale for imposing these restrictions. In response, the Minister of
Communications issued a decision dated May 13, l997, amending our GSM 900 License to permit us to install and use a transmission infrastructure to connect elements of our own GSM network. We are still required to use transmission lines leased from TPSA to interconnect each mobile switching center and to interconnect our network with that of TPSA's unless TPSA is unable to provide such leased lines to us within one month following the request. Also, the interconnection with other mobile telephony networks was permitted only between mobile switching centers, which meant in practice that we had to use leased lines from TPSA to connect with other mobile telephony networks. On April 27, 1998, the Supreme Administrative Court repealed these restrictions on the grounds that the Minister of Communications did not provide sufficient reasons for its decision and on the grounds that the restrictions might be incompatible with the competition provisions of the Europe Agreement dated December 16, 1991. Pursuant to this judgment, we are free to connect components of our network and to interconnect with other cellular providers in Poland without using leased lines from TPSA. We are also free to lease lines from other operators which can provide such service. In addition, this judgment allowed us to build the SDH microwave backbone network. See Item 4. "Network Infrastructure".

We currently lease transmission lines from TPSA to interconnect the elements of our GSM network. Tariffs for the lease of these transmission lines are based on the distance between elements of our GSM network and the length and capacity of the relevant transmission line. The Polish Office for Competition and Consumer Protection found these increases to be anti-competitive. Pursuant to the Interconnect Decision, described below, we are entitled to a 60% discount on TPSA's standard leased line tariffs and certain additional incremental discounts. See Item 4. "Interconnect Agreements". We may, in appropriate circumstances, seek to lease transmission lines from third parties such as railway or electricity companies.

GSM 1800 License Terms

General

On August 11, 1999, we received a license granting us:

     o    a  concession  to provide  telecommunications  services  according  to
          European   telecommunications   GSM/DCS  standards  in  the  1800  MHz
          frequency band;

     o    a permit to install and use GSM/DCS network equipment;

     o    an allocation of 48 channels within the 1800 MHz frequency band; and

     o    an allocation of telephone numbers with the prefix 606.

This license permitted us to use these new 1800 MHz frequencies beginning March 1, 2000. We started installing the necessary GSM/DCS equipment at the end of 1999 and have continued to install such equipment; we commenced offering GSM 1800 services in selected areas on March 1, 2000.

Fees

We are required to pay to the Polish government a fee equal to the Zloty equivalent of (euro)100,293,000 for our GSM/DCS concession which is payable in four installments. We paid (euro)50,146,500 of this fee in 1999 and
(euro)16,715,500 on August 31, 2000 and  (euro)16,715,500 on August 31, 2001 and we are required to pay (euro)16,715,500 on August 31, 2002. See Note 20 to the Financial Statements as at and for the year ended December 31, 2001.

In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Infrastructure. This amount has been set at PLN 3,072,000 for the first year of license operations, PLN 3,648,000 for the second year, PLN 4,224,000 for the third year and PLN 4,800,000 for each of the following years.

Terms

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

During 2001, we applied to OTR for change in the licenses fee costs for our GSM 1800 Licenses, which we purchased in September 1999. The price of the license to serve all the territory of Poland was (euro)100 million. In this same time our Main competitor, Polkomtel, purchased its GSM 1800 licenses to serve 10 biggest cities in Poland for the amount of (euro)50 million and during the year 2001 it extended this license to be able to serve the whole territory of Poland for the nominal fee of (euro)2,500. Also Centertel paid significantly less for its GSM 1800 licenses and had it extended for the nominal fee of (euro)2,500. As a result of this extension and applied prices, we asked the regulatory body for equal treatment through decreasing our licenses fee. The decision is still not obtained.

UMTS License

General

During the second half of 2000, the Polish Ministry of Telecommunications ran a tender to offer five UMTS concessions for the Polish market. Operators would have been able to start offering services from January 1, 2002 and the licenses were to be awarded on the minimum fee of (euro)750 million, an additional payment to be proposed by the bidder and the assessment of the bidder's credibility, financial standing and plans for offering UMTS services.

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

After the UMTS bidding process was cancelled in the beginning of December, 2000, we requested that the Ministry of Telecommunication grant UMTS Licenses without a bidding process. On December 20, 2000, the Ministry granted UMTS Licenses to the three existing operators. The license grants us:

     o a concession to provide telecommunication services according to UMTS telecommunication standards;

     o    a permit to install and use a UMTS network; and

     o an allocation of two 14.8 MHz frequency blocks and one 5 MHz frequency block in the 2 GHz frequency band. These blocks are currently used by the Polish Armed Forces. The terms of our UMTS License provide that these blocks will be available from January 1, 2003.

Fees

We are required to pay to the Polish government a fee equal to the Zloty equivalent of (euro)650 million for the UMTS license. The fee is payable in 22 installments with the first installment in the amount of (euro)10 million paid in 2000 and further installments totaling (euro)250 million paid in 2001. The remaining amount of (euro)390 million is payable according to the following schedule:

     o    (euro)15 million yearly payable each September 30 from 2005 to 2013;

     o    (euro)28  million  yearly payable each September 30 from 2014 to 2021;
          and

     o    (euro)31 million on September 30, 2022.

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

The UMTS License requires us to attain 20% population coverage by the end of 2004 and 40% population coverage by the end of 2007. We were also required to start offering UMTS services not earlier than January 1, 2003 and not later than January 1, 2004. In 2001, all three holders of the UMTS licenses asked for the postponement of the launch date to January 1, 2005. The response has not yet been received.

The Polish Armed Forces, which currently use the 14.8 MHz and 5 MHz in the 2GHz frequency band, are obliged to vacate such frequencies and make them available to us. We lease a limited range of frequencies from the OTR in order to test our UMTS network equipment.

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

Centertel provides analog and GSM 1800/900 digital wireless telecommunications services in Poland. Centertel launched its analog service in June 1992 and as of December 31, 2000, TPSA reported that

Centertel had approximately 42,000 analog subscribers. Centertel's analog network covers approximately 93% of the territory and 98% of the population. Centertel announced that it intends to invest only in the maintenance and any necessary technical upgrades of its analog network. In March 1998, Centertel launched its GSM 1800 service. Their network is being constructed to cover the area designated by the terms of Centertel's GSM 1800 license, which includes ten of Poland's largest metropolitan areas and four arterial transport routes. Centertel was awarded a GSM 900 license in July 1999, launched its GSM 900 services in March 2000.

We also compete with wireline telecommunications providers in Poland, principally TPSA, insofar as low wireline penetration rates and long waiting times for telephone installation have encouraged consumers who are otherwise unable to access wireline telephony to acquire mobile telecommunications services. TPSA currently owns approximately 90% of Poland's existing fixed-line telecommunications infrastructure and is the only entity within Poland that is authorized to provide international telecommunications services. Consequently, wireless telecommunications operators are required to enter into interconnection agreements with TPSA in order to complete calls made from or to receive calls made to their networks. See -Item 4. "Interconnect Agreements".

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

Both we and our competitors have shareholders that hold significant market share in the provision of mobile telecommunications services across Europe and worldwide. We believe that each of these shareholders, all of whom are transnational or multinational operators, DeTeMobil and the parent of one of our shareholders, Vivendi Universal S.A., in our case, Orange and France Telecom in the case of Centertel and Vodafone AirTouch in the case of Polkomtel, aim to leverage their buying power and brands across their subsidiaries and, as far as possible, across their affiliates during the coming few years. These strategies may lead to significant additional operating expenses to re-brand existing networks and create multinational brands, while costs may be saved by consolidating the number of network suppliers and reducing capital investment costs, use of common service provisioning platforms and consolidating general and administrative functions. We believe that certain competitive advantages, particularly in the business segment, may be available to those operators with significant geographical reach that choose to offer standardized cross-border tariffs, eliminating the roaming premium charges typically seen in the current market.

At present, none of the transnational or multinational carriers mentioned above has a majority interest in any of the three Polish mobile operators although we believe that France Telecom may have effective management control of Centertel. We believe that our ability and that of our competitors to develop UMTS services in a cost effective manner and the ability of each operator to compete with others will be significantly affected by the actions of these and other foreign operators to increase or decrease their level of influence in the Polish market.

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

On May 28, 2001, OTR issued a ruling that TPSA was required to share revenue coming from international calls terminated in the GSM networks with the GSM operators. This was the first interconnection decision issued by OTR pursuant to which it acknowledges the increasing importance of mobile telephone operators in the Polish Telecommunications market.

On November 30, 2001, OTR lowered, by an average of 67%, mobile to fixed interconnection charges. The interconnection charges were set by the Ministry of Telecommunication in 1998, and then continuously negotiated with TPSA, without success. In 2001, we requested OTR to regulate the interconnection rates between us and TPSA. The resulting regulation of rates benefits all three mobile operators. This will allow the establishment of direct interconnection between the two companies during 2002.

We also entered into an interconnect agreement with Polkomtel on December 17, 1997, that provides Polkomtel subscribers direct access to our network and our subscribers direct access to the Polkomtel's network on a symmetric billing basis whereby we pay each other an agreed upon charge for the time our respective subscribers use each other's network.

In addition, in 1999 we entered into an agreement with Netia Telekom, a fixed-line service provider, and in 2000 we entered into interconnect agreements with Telefonia Lokalna, El-Net and Petrotel, which are additional fixed-line service providers. In September 2001, we entered into an agreement with PTK Centertel, a third wireless operator.

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

On November 5, 1999, PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of The Netherlands, both in connection with issuance of the 11 1/4% Notes. PTC International Finance (Holding) B.V.'s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. PTC International Finance II S.A.'s issued and outstanding share capital consists of 125 fully-paid shares with a par value of 41,000, all of which are beneficially owned by PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries.

Property, Plants and Equipment

Our principal properties consist of telecommunications network infrastructure and related buildings throughout Poland. The majority of base station sites are leased for a minimum period of five to ten years. As of December 31, 2001, we had entered into lease agreements for 4,310 base station sites. We have a financial lease for our main office space in Warsaw and operating leases for office space in Katowice, Poznan, Gdansk and Krakow. We also lease each of our retail stores.

Item 5. Operating and Financial Review and Prospects

Operating Results

The following section should be read in conjunction with "Item 3. Key Information Selected Financial Data", "Item 8. Financial Information" and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Accounting Standards and U.S. GAAP, see Note 32 to the Financial Statements as of and for the year ended December 31, 2001. The financial data presented in accordance with International Accounting Standards included and discussed below as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from the Financial Statements, audited by Arthur Andersen Sp. z o.o., independent auditors.

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

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. We expect to begin offering these services by 2005.

The following table sets forth key business indicators:

                                                   As of or for the years ended December 31,
                                                   -----------------------------------------
                                                        2001         2000          1999
                                                     ---------    ----------     ---------
Customers:
Net customer additions ..........................      972,672     1,051,505       940,735
Total Customers .................................    3,775,652     2,802,980     1,751,475
of which:
  Post-paid customers ...........................    2,356,472    2,032, 726     1,386,320
  Pre-paid customers ............................    1,419,180       770,254       365,155
Growth of total customers from prior year end (%)         34.7          60.0         124.0
Churn  (%) ......................................         21.3          23.7          28.4
Traffic:
Average monthly minutes of use ..................          157           159           180
Average monthly number of SMSs ..................         13.0           7.1           2.9
Average monthly revenue per customer (PLN) ......          104           127           160
  Change from prior year (%) ....................          (18)          (21)          (28)
Coverage of GSM cellular network in Poland:
  Geographical area covered (%) .................         95.7          93.6          84.4
  Population Covered (%) ........................         99.4          98.6          95.0

Critical Accounting Policies

We believe that the policies identified below are critical to our business operations and understanding of our results of operations. For a detailed discussion of these and other significant accounting policies please refer to the Note 4 of our IAS Financial Statements included elsewhere in this Form 20-F.

Use of Estimates

Preparation of our Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition - multi -element contracts

In the first quarter of 2001, we adopted a new accounting policy regarding multi-element sale transactions and applied it retrospectively.

The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, we set criteria for recognition of multiple-element transactions and their presentation in the IAS Financial Statements.

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in Note 4.1.b to the Financial Statements included elsewhere in this Form 20-F.

Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements. Any significant change in assumptions of our revenue recognition model (i.e. average expected life of the customer) may have a material impact on our statement of operations.

Accounting for financial assets and liabilities under IAS 39

Recognition and measurement. In accordance with IAS 39, all financial assets and financial liabilities are recognized on our balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted for at the trade date.
Measurement categorization of financial assets and liabilities is described in the Note 4.1.a to the Financial Statements included elsewhere in this Form 20-F.

The fair value of derivatives embedded in our finance lease contracts and trade contracts is estimated using a model based on discounting estimated future cash flows at market interest rates. The fair value of options embedded in the Existing Notes is calculated with the use of binominal model. The model is based on the backward induction methodology using the replication rule, stating that a portfolio of base instruments at their present value can replace an option.

Derecognition. We no longer recognize a financial asset or a portion of a financial asset if we lose control of the contractual rights that comprise the financial asset or a portion of a financial asset. We remove a financial liability (or a part of a financial liability) from our balance sheet when, and only when, it is extinguished - that is when the obligation specified in the contract is discharged, cancelled, or expires.

Our financial instruments. According to IAS 39 we recognized all our derivative financial instruments including: options embedded in our Existing Notes, derivatives embedded in our finance lease contracts, forward contracts embedded in trade contracts, cross currency interest swaps and Non Deliverable Forward contracts.

Hedge Accounting. We use cross currency interest rate swap transactions to hedge our exposure against foreign currency fluctuations on fixed interest liabilities related to the Existing Notes. These contracts are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future coupon payments. The cross currency swaps are valued on the balance sheet at their fair value based on the quoted market prices. They are presented in long-term financial assets/(liabilities) and short-term assets/(liabilities) depending on the maturity of the related coupon.

Changes in the fair value of cross currency swaps that are highly effective are recognized in shareholders' equity, net of tax effect. Amounts deferred in shareholders' equity are transferred to the statement of operations and classified as financial income or expense in the periods when the hedged coupon payments accrue in the statement of operations.

We expect the hedging instruments to continue to be highly effective until their exercise date, as we will continue with the hedging activities to protect ourselves against foreign currency fluctuations.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expense in our statements of operations. Changes in the foreign currency exchange spot rates and interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Impairment of assets

We periodically review the carrying value of our network fixed assets and intangible fixed assets (including Licenses) for continued appropriates. This review is based upon forecasted future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

The Licenses

Our intangible fixed assets include three Licenses (GSM 900, GSM 1800 and UMTS Licenses), which we acquired from the Polish State. These Licenses are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the license value during its development period. The cost of the GSM 1800 and UMTS Licenses includes also interests and foreign exchange differences resulting from payments or valuation of liabilities related to financing the license acquisitions. The Licenses are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 license - over 14.5 years (173 months); GSM 1800 License
- over 14.5 years (174 months) and UMTS license will be amortized over 20 years (240 months) from the date of the operational start-up of the underlying services.

Deferred taxes

Deferred tax assets/(liabilities) are recognized for all deductible differences to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized.

We use certain estimates and assumptions when calculating the deferred taxes. In case of changes in the Polish tax regulations or conditions affecting our assumptions we may be required to change the calculation which could materially impact our financial position and statement of operations.

While calculating deferred taxes we make some assumptions to identify temporary differences for which realizations is not probable (valuation allowance). As at December 31, 2001, the assumptions related mainly to the tax deductibility of the bad debt provision. In case of change of conditions affecting assumptions (for example due to the change in the tax regulations), the quota of valuation allowance.

Capitalization of borrowings costs

Our policy is to capitalize financing costs, including interest and foreign exchange gains and losses into assets under construction.

For tangible fixed assets under construction, we capitalize interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the construction of the qualifying assets.

We capitalize financing costs attributable to the acquisition of our GSM 900, GSM 1800 and UMTS Licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are an integral part of the network.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 3.8 million subscribers, a 37.8% share of the total Polish wireless market and a 43.1% share of the post-paid market, in each case, as of December 31, 2001. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of December 31, 2001, our GSM network covered approximately 95.7% of the geographic area of Poland, representing approximately 99.4% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 24 dealers with 870 points of sale and more than 600 Authorized Business Advisors, a direct sales force of 105 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. The fluctuation of the exchange rate have an impact on our net profit line.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network, including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for "roaming" calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and roaming charges on their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS access fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

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

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services by 2005. Further, competition in the market may increase because the Polish Government announced that it may run a tender for a fourth mobile operator during in the future.

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

During 2001, we attracted 1.7 million new gross subscribers, approximately 5.0% more than in 2000. We increased our total net subscriber base by 34.7% to 3,775,652 subscribers as of December 31, 2001, from 2,802,980 subscribers as of December 31, 2000. As of December 31, 2001, our subscribers consisted of approximately 62.4% post-paid subscribers and 37.6% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs has declined gradually during 2001 from approximately 67% in 2000 to 54% in 2001. We believe this trend is driven by the economic slowdown and changing pattern of preferences of our customers resulting in an increasing portion of pre-paid additions.

During 2000, we attracted 1.6 million new subscribers and increased our total net subscriber base by 60% to 2,802,980 subscribers as of December 31, 2000, from 1,751,475 subscribers as of December 31, 1999. These 2.8 million subscribers consisted of approximately 72.5% post-paid subscribers and 27.5% prepaid subscribers.

During 1999, we attracted 1.3 million new subscribers and increased our total net subscriber base by 124% to 1,751,475 subscribers as of December 31, 1999, from 780,740 subscribers as of December 31, 1998. These 1.75 million subscribers consisted of approximately 79.2% post-paid subscribers and 20.8% pre-paid subscribers.

During 2001 the overall Polish wireless market grew by 48% to approximately 10 million subscribers, representing an approximate 26% penetration of Poland's total population.

As of December 31, 2001, our subscriber base represented approximately 37.8% of the total Polish wireless market and 43.1% of the Polish post-paid market, making us the leader among wireless services providers in Poland.

Churn Rate

"Churn" refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the pre-existing stated policies of our competitors.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

The average monthly churn rate in 2001, was 1.8% compared to 2.0% as an average in 2000 and 2.5% for 1999. The average monthly churn rate for post-paid subscribers in 2001 slightly increased to 2.2% compared to 2.0% in 2000 and decreased compared to 2.3% in 1999. The increase in churn rate in 2001 is primarily due to the fact that in the second quarter of 1999 we introduced our low user Halo tariff which was highly successful in increasing our subscriber base, a substantial portion of whom signed standard two year contracts with expiration dates during 2001. After the expiration of such contracts, customers had the option of leaving our network without the payment of additional fees. In order to minimize churn rate in this group of customers, we ran several loyalty and retention programs but we nonetheless recorded a slight increase in the churn rate for post-paid subscribers, which we believe was substantially caused by a portion of former Halo subscribers selecting promotional offers of our competitors over our retention offers or switching to pre-paid plans.

The churn rate for pre-paid customers decreased significantly to 0.9% in 2001, compared to 2.0% in 2000 and 3.2% in 1999. This was primarily due to the change in the disconnection policy which took place in November 2000, and extended the coupon validity to twelve months, which resulted in a six months disconnection-free period. Our disconnections of pre-paid customers began to increase during the second quarter of 2001, as the disconnection-free period ended at the end of May 2001.

The most significant cause of our increase in churn in 1999 was our policy to terminate subscribers for non-payment of bills in accordance with their contractual obligations. As is the case in a number of emerging market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential individual subscribers. While every new subscriber must satisfy certain standard documentation requirements, we monitor the usage of our subscribers that exceed preassigned credit limits or fail to pay their bill to better measure creditworthiness after activation.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The monthly revenue generated by post-paid customers is on average 3.5 times higher than the revenue coming from pre-paid customer. The other strength of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being: acquisition costs are only 21% of post-paid cost of acquisition, they generate cheap-to-supply off peak traffic, generate high unit profit margins and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes.

Our subscriber base currently consists of 37.6% of pre-paid subscribers. The company expects the number of its pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services. In November 2000, we refocused our marketing efforts to tailor them to the different elements of its subscriber mix: post-paid business, post-paid private and pre-paid.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of "machine to machine" or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

We made no significant changes to our tariffs during 2001. However, we launched a set of new tariffs on November 15, 2000 to better suit the market needs. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer eight post-paid tariff structures and two pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls vary depending on the time of day a call is made, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, Centertel, El-Net, Netia and other fixed-line operators.

Minutes of Use

The average number of Minutes of Use ("MoUs") per month in 2001 was 157 compared to 159 in 2000 and 180 in 1999. The average number of MoUs per month was 196 minutes for post-paid subscribers and 77 minutes for pre-paid subscribers compared to 180 and 92 in 2000. There is no similar breakdown in 1999 as we started preparing these breakdowns in 2000.

We stimulate usage by bundling a number of free minutes into the monthly fee, which as a result has led to a significant increase in the number of MoUs used by post-paid customers. The decrease in the pre-paid usage is a result of the strong increase of the number of pre-paid customer base in 2001. Those two factors impacted the blended number of MoUs and allowed the company to maintain this indicator on a similar level as in the previous year.

The decrease in minutes of use in 2000 was the result of increasing penetration and the increasing number of low-end subscriptions joining our network.

Short Message Services

The average number of SMS was 13 SMSs per subscriber per month in 2001 compared to 8 in 2000 and 3 in 1999. The average monthly number of SMSs was 14 SMSs per post-paid subscriber and 12 SMSs per pre-paid subscriber compared to 8 and 5, respectively in 2000. There is no similar breakdown in 1999 as we only started preparing these breakdowns in 2000.

The increase in 2001 was primarily due to increased awareness about SMS services among our subscribers and the success of our marketing and promotional campaigns.

The increase in the year ended December 31, 2000 was primarily due to the introduction of SMS services to our pre-paid subscribers, as well as to increased knowledge about our SMS services among our subscribers and the success of our marketing and promotional campaigns.

We believe that the number of SMSs will increase during 2002, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User

For the year ended December 31, 2001 our overall ARPU was PLN 104, a decrease from PLN 127 in 2000. The ARPU for post-paid customers and for pre-paid customers was PLN 136 and PLN 38 respectively, as compared to PLN 153 and PLN 44 the year before. There is no similar breakdown for previous years as we only started preparing these breakdowns in 2000. These decreases were the result of lower revenues per new user among PTC's postpaid subscribers following the introduction of promotional airtime rates and the implementation of new tariff plans in November 2000, combined with an increasing proportion of pre-paid subscribers in its total subscriber base. However, we observed increased stabilization in the average revenue per user over the last four quarters.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

     o costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers);

     o amortization and depreciation charges associated with licenses fees and fixed assets;

     o    other external services and network maintenance fees;

     o payments for the provision by third parties, principally TPSA, of leased lines between other operators' networks and our network, and also between elements of our network;

     o commission payments to the dealers and sales force associated with subscriber acquisition; and

     o payments to other operators, principally TPSA, for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales and fixed asset amortization and depreciation charges, toward aggregate leased line and interconnection fees, which vary with call volumes.

Prior to the issuance in May 1997 of the Interconnect Decision, for details see "Item 4. Information on the Company - Interconnection Agreements", we incurred no interconnect fees since the operator of the network in which the call initiated was entitled to retain all of the amount charged for the call. The Interconnect Decision established a system of interconnect charges in which we pay TPSA for calls terminating in TPSA's network and TPSA pays for calls terminating in our network. Since the reciprocal charge system has been in place, the cost of fees payable by us have been more than offset by increases in revenue from interconnect fees for incoming calls. In addition, as a result of a new Framework Agreement with TPSA, we are entitled to a 60% discount on certain of TPSA's standard leased line tariffs, with additional incremental discounts of between 5% and 15% for long-term arrangements lasting between one and five years. Nevertheless, the interconnect fees paid to TPSA and the leasing of lines from TPSA each make up a significant portion of our expenses. However, On November 30, 2001, the OTR lowered, by an average of 67% mobile to fixed interconnection charges. The interconnection charges were set by the Ministry of Telecommunication in 1998, and then continuously negotiated with TPSA, however with no success. In 2001, we requested OTR to regulate the interconnection rates between us and TPSA. The decision is the result of our efforts and benefits all three mobile operators.

To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer the complete geographic coverage of Poland that TPSA lines do, but rather will cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom and El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA. However, we continue to interconnect solely with TPSA to provide international connections.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the introduction of GPRS services in 2001 and expected introduction of UMTS services by the end of 2004, we expect to begin to incur significant additional costs of sales that we will incur in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from commercial launch, amortization charges for the UMTS License.

Operating Expenses

Our operating expenses consist of:

     o selling and distribution costs (other than fixed commissions to the dealers and sales force which acquire subscribers that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

     o administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the Years Ended December 31, 2001, 2000  and 1999

Net Sales

Total net sales increased by approximately 17.9% to PLN 4,344.9 million from PLN 3,684.7 million in 2000 which in turn reflected an increase of approximately 46.5% from PLN 2,515.6 million in 1999. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 19.2 % to PLN 4,123.6 million in 2001 from PLN 3,460.6 million in 2000, which in turn reflected an increase of 45.7% from PLN 2,374.8 million in 1999. Service revenues and fees represented 94.9% of total net sales in 2001 compared to 93.9% in 2000 and 94.4% in 1999.

The increase in 2001 compared to 2000 was due primarily to an increase in the number of subscribers by approximately 34.7% from approximately 2.8 million subscribers in 2000 to approximately 3.8 million subscribers in 2001. The increase in 2000 compared to 1999 was primarily due to a similar increase in the number of subscribers of approximately 60% from approximately 1.8 million subscribers in 1999 to 2.8 million subscribers in 2000. We believe that this substantial increases in our subscriber base in the above periods was due primarily to the success of our marketing efforts in attracting new customers in a dynamic market.

This increase was partially offset by:

     o a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited free SMS service in our monthly fee;

     o    increased proportion of pre-paid customers in the subscriber base;

     o a shift in the mix of out-bound calls to in-bound calls, the revenue from which is less than the revenue from out-bound calls; and

     o    a slight decrease in the average monthly number of MoUs.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 1.3% to PLN 221.3 million in 2001 compared to PLN 224.1 million in 2000, which in turn reflected an increase of 59.3% from PLN 140.7 million in 1999. Revenues on sales of telephones and accessories represented 5.1% of total net sales in 2001 compared to 6.1% in 2000 and 5.6% in 1999.

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

The decrease in sales of telephones and accessories in 2001 compared to 2000 was due primarily to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. These decreases took place notwithstanding increased handset sales as a result of an increase in gross additions of new subscribers in 2001 and 2000, together with intensified retention programs and commencement of handset replacement for our high-end users. The decreases in sales of telephones and accessories was partially offset by changes in the mix of new subscribers reflecting an increasing portion of pre-paid subscribers, whose handsets are generally subsidized less heavily and have higher retail prices.

Cost of Sales

Total cost of sales increased by 19.3% to PLN 2,727.4 in 2001 from PLN 2,286.4 million in 2000, which in turn reflected an increase of 44.1% from PLN 1,586.3 million. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Costs of services sold increased by approximately 28.5% to PLN 1,778.7 from PLN 1,383.9 million in 2000, which in turn constituted an increase of approximately 46.5% from PLN 944.4 million in 1999.

The increase in cost of services sold in 2001 compared to 2000 was due primarily to:

     o a 66.1% increase in depreciation and amortization charges to PLN 790.8 million in 2001 from PLN 476.0 million in 2000. The increase in depreciation and amortization was mainly due to the impairment of a certain part of our network scheduled for sale. We are rationalizing our core network in preparation for overlaying a UMTS solution;

     o a 6.7% increase in other external services (mainly network maintenance fees) to PLN 870.0 million in 2001 from PLN 815.2 million in 2000, and;

     o an increase in wages and salaries of network support staff, which we include in cost of sales.

The increase was partially offset by the decline in the leased line expenses, following the introduction of SDH network backbone.

The increase in cost of sales in 2000 compared to 1999 was primarily due to the same reasons described above for the increase in cost of services sold in 2001 compared to 2000.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 46.3 million, or 5.1%, to PLN 948.8 million in 2001 from PLN 902.5 million in 2000. This increase was due primarily to increased sales of handsets resulting from increased gross additions.

Cost of sales of telephones and accessories increased by PLN 260.6 million, or 40.6%, to PLN 902.5 million in 2000 from PLN 641.9 million in 1999. This increase was due primarily to increased sales of handsets resulting from increased gross additions.

Gross Margin

Gross margin was 37.2% in 2001, 37.9% in 2000 and 36.9% in 1999. The decrease in the gross margin in 2001 compared to 2000 was primarily due to the faster growth in the cost of sales, driven mainly by the 66.1% increase in depreciation and amortization. Such substantial increase in depreciation and amortization was mainly due to the impairment of a certain part of our network scheduled for sale. We are rationalizing our core network in preparation for overlaying a UMTS solution.

The increase in gross margin in 2000 compared to 1999 was primarily due to the substantial increase in gross subscriber additions during this period and resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers.

Operating Expenses

Operating expenses increased by 2.5% to PLN 785.4 in 2001 from PLN 766.0 million in 2000 which in turn reflected an increase of 25.1% from PLN 612.6 million in 1999. Operating expenses consist of selling and distribution costs and administration and other operating expenses. Operating expenses as a percentage of revenues decreased to 18.1% in 2001 from 20.8% in 2000, which in turn represented a decrease from 24.4% in 1999.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were 13.5%, 15.6% and 18.1% in 2001, 2000 and 1999, respectively. In absolute terms selling and distribution costs increased by 1.6% to PLN 585.5 million from PLN 576.3 million in 2000 which in turn represented an increase of 26.7% from PLN 454.8 million in 1999. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers, partially offset by successes in managing bad debt. Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, we have managed to significantly reduce our bad debt expense as a percentage of revenues to 1.6%. In comparison, in 2000, bad debt expense was 4.0%. Bad debt management includes the monitoring of shops, dealers and sales people as well as all subscribers.

The decrease in selling and distribution costs as a percentage of total net sales in 2001, 2000 and 1999 was primarily due to the decreasing number of gross additions as a proportion of our total subscriber base. The increase in selling and distribution costs in absolute terms in 2001 and 2000 compared to 1999 was primarily due to increases in advertising costs related to marketing efforts associated with the introduction of revised business strategy, as well as to an increase in our sales force resulting in related increases in salaries and wages.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.6%, 5.2% and 6.3% in 2001, 2000 and 1999, respectively.

Administration and other operating costs increased by approximately 5.4% in 2001 to PLN 200.0 million in 2001 from to PLN 189.7 million in 2000, which in turn represented an increase of 20.2% from PLN 157.8 million in 1999.

The decreases in administration costs, as a percentage of total net sales, in 2001 compared to 2000 and in 2000 compared to 1999 were primarily due to increases in the subscriber base in these periods and resulting economies of scale realized in the operation of our network and the delivery of services to our subscribers. The increase in administration and other costs in absolute terms in 2001 compared to 2000 and in 2000 compared to 1999 was primarily due to increases in wages and salaries and in social security expenses.

Operating Profit

Due to the above factors, operating profit was PLN 832.0 million, PLN 632.3 million and PLN 316.7 million in 2001, 2000 and 1999, respectively, and
operating   margin  was  19.1%,   17.2%  and  12.6%  in  2001,  2000  and  1999,
respectively.

Financial Expenses

Foreign exchange gains, interest expense and other financial losses resulted in a net financial expense of PLN 377.9 million in the fiscal year ended December 31, 2001 compared to the net financial expense of PLN 489.5 million in the previous year and PLN 398.3 million in 1999. Financial expenses net primarily arise from interest expenses on our Bank Credit Facilities, the Existing Notes, capital lease obligations for our head office, and from foreign exchange gains and losses, both realized and unrealized on foreign currency denominated liabilities and changes in the fair value of forward contracts and other derivative instruments not designated as hedging instruments.

For the twelve  months ended  December 31,  2001,  net interest  expense was PLN
469.5 million, compared to PLN 501.6 million in 2000 and PLN 247.5 million in 1999. The decrease in net interest expenses in 2001 was mainly due to the decline in Zloty and Euro interest rates as well as stronger Zloty exchange rates reducing the Zloty equivalent of foreign currency interest payments on foreign currency denominated debt. The increase in net interest expenses in 2000 was the result of the first full year impact of interest due on the 11 1/4% Notes we issued in late 1999. Net interest expense as a percentage of total revenue was 10.8%, 13.6% and 9.8% in 2001, 2000 and 1999, respectively.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. During 2001, the Zloty appreciated against the U.S. dollar and Euro by 3.8% and 8.6% respectively and finished the year at the rate of approximately U.S.$1 = PLN 3.9863 and (euro)1 = PLN 3.5219 on December 31, 2001.

The appreciation of the local currency against both the Euro and U.S. dollar during the year resulted in a net foreign exchange gain of PLN 153.9 million, compared to a net foreign exchange gain of PLN 79.9 million for the year ended December 31, 2000 and a net foreign exchange loss of PLN 150.7 million in 1999.

Net foreign exchange gain includes a gain of PLN 37.2 million relating to realized transactions and the remaining amount relates to the revaluation of accounts payable and receivable, denominated in foreign currencies.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

In the first quarter of 2001, we implemented new accounting standard IAS 39 "Financial instruments: Recognition and Measurement" which provides principles for recognizing and measuring information about financial assets and financial liabilities. As a result of the above standard, among others, changes in the fair value of derivatives embedded in our Existing Notes, finance lease and other contracts are recognized as other financial income or expenses in the statement of operations.

During the year 2001, we recognized other financial expenses net of PLN 62.3 million resulting mainly from losses on changes in the fair value of a series of forward contracts and derivatives embedded in our finance lease and other trade contracts offset by a gain on fair valuation of options embedded in the Existing Notes. In the year 2000, we incurred other financial expenses net in the amount of PLN 67.9 million relating to a change in the fair value of forward transactions.

Other financial expenses net for the year 2001 include a loss of PLN 85.3 million that relates to the realization of the above mentioned derivative transactions. In the year 2000, we realized a loss of PLN 22.0 million from forward contracts settlements. There is no similar breakdown for 1999 as we started to hedge our foreign exchange currency exposure in 2000. For detailed information see Note 24 of the Financial Statements included elsewhere in this Form 20-F.

We are managing our foreign exchange and interest rate risks in accordance with our hedging policy, implemented in early 2000. The hedging policy is monitored and updated continuously.

In 2001, we started to hedge our long-term cash flow exposure related to foreign currency financing with the use of cross currency interest rate swaps. As of December 31, 2001, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 130.2 million. In accordance with IAS 39 we applied hedge accounting to these transactions and we recognized the fair value change in the amount of PLN
97.0 million (net of deferred tax effect) as other reserve capital in equity. Additionally, PLN 5.9 million was transferred from equity to the statements of operations (as other financial expenses) to match with hedged interests as it affects the statement of operations.

Taxation Charge

The profit before taxation amounted to PLN 454.1 million in 2001 compared to PLN
142.7 million in 2000 and loss before taxation of PLN 81.6 million in 1999. In 2001, we had a tax charge of PLN 26.9 million compared to tax charge of PLN 33.4 million in 2000 and PLN 40.9 million in 1999. For the numerical reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates, see Note 11 to the Financial Statements for the years ended December 31, 2001, 2000 and 1999.

In accordance with current interpretations of the Polish tax law, the cost of our GSM 900, GSM 1800 and UMTS Licenses are recorded for current tax purposes on a cash basis, which are the most significant component of the net total deferred tax liability of PLN 52.1 million as of December 31, 2001 compared to PLN 60.5 million as of December 31, 2000 and PLN 27.3 million as of December 31, 1999.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the twelve months ended December 31, 2001. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

     o    capital   expenditures  for  existing  and  new  network   operations,
          including significant UMTS network build-out costs;

     o payment of license payables, including significant UMTS License payables;

     o    debt service requirements relating to existing debt; and

     o    UMTS start-up expenses.

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

Sources of Financing

Primary sources of financing  available to us consist of the  following:

     o    cash flow from operating activities;

     o    financing from banks;

     o    financing from the issuance of Senior Subordinated Guaranteed Notes;

     o    vendor financing; and

     o    certain qualifying technical equipment, or QTE, leases.

In February 2001, we entered into:

     o    a (euro)550 Million Bank Credit Facility; and

     o a (euro)100 Million Bank Credit Facility, which was amended on September 24, 2001 to increase the Facility to (euro)150 million in September 2001.

On February 20, 2001, we entered into the Bank Credit Facilities with Deutsche Bank AG Luxemburg, as a lead arranger, and certain other lenders, pursuant to which the lenders agreed to provide us with facilities, both in foreign currencies and Zloty, in the aggregate principal amount of (euro)650 million. The purpose of these facilities was to repay the DM672 million senior loan entered into in 1997 and to finance certain capital expenditures and working capital requirements, including the payment of up to two-thirds of the initial installments of the UMTS license. In September 2001, during the syndication process for (euro)100 million, we decided to increase the Bank Credit Facilities to total (euro)700 million.

On May 2, 2001 we entered into a purchase agreement with PTC International Finance II S.A. and Deutsche Bank AG London and Dresdner Bank AG London Branch, pursuant to which on May 8, 2001 we guaranteed the issuance by PTC International Finance II S.A. of the (euro)200,000,000 10?% Senior Subordinated Guaranteed Notes due 2008.

As of December 31, 2001, the undrawn amount under the Bank Credit Facilities totaled (euro)335 million (which represents approximately 48% of the total Bank Credit Facilities).

We expect to continue to rely upon these sources of liquidity and capital resources in the future. Under our current business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

     o    our ability to meet build-out schedules;

     o    growth  in  our  market   penetration,   our  market   share  and  the
          effectiveness of our competitors in such markets;

     o    cost of new network equipment and maintenance of our networks;

     o    regulatory changes;

     o    currency exchange rate fluctuations;

     o    the availability and terms of vendor financing;

     o    changes in technology; and

     o    the availability of UMTS infrastructure and handsets.

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

We may from time to time seek to retire certain outstanding debt obligations, which will require the approval of the senior lenders.

For further discussion of our treasury policies and objectives and our hedging activities, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk - Quantitative Information About Market Risk"

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,162.4 million in 2001 compared to PLN 684.9 million in 2000 and PLN 350.0 million in 1999. Non-cash provisions and net non-operating items for the same periods were PLN 1,313.4 million, PLN 1,100.6 million and PLN 833.0 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 168.2 million in 2001, compared to PLN 138.8 million in 2000 and PLN 279.9 million in 1999. The improving trend in operating cash flows reflects the increased profitability and margining of our business as our subscriber base grows and we are able to leverage economies of scale.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 2,275.2 million in 2001 compared to PLN 1,555.1 million in 2000 and PLN 1,835.6 million in 1999. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 1,128.1 million in 2001, PLN 1,434.9 million in and PLN 985.3 million in 1999. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of deferred payment terms on certain purchases of equipment, and due to interest and foreign exchange gains and losses capitalization.

Capital Expenditure for Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditures, reflecting additions to tangible assets, for the twelve months ended December 31, 2001 totaled approximately PLN 921.5 million, 30.9% less than in the previous year. The growth in subscribers numbers has necessitated capital expenditures on the network infrastructure as well as on coverage and quality rollout activity.

Capital expenditures during 2000, reflecting additions to tangible assets, totaled approximately PLN 1,333.9 million, representing an increase of 16.3% from PLN 1,146.9 million in the previous year.

Capital expenditures for Intangible Assets

In 2001, we paid (euro)250 million, (euro)56.1 million and (euro)16.7 million in installments for our UMTS, GSM 900 and GSM 1800 Licenses, respectively. In 2000, we paid installments for the GSM 900 and 1800 Licenses and we also paid the first installment for the UMTS License. These amounts equaled the equivalent of
(euro)34.3 million for the GSM 900 License, the equivalent of (euro)16.7 million for the GSM 1800 License and (euro)10 million for the UMTS License.

Cash Flow from and used in Financing Activities

Net cash from financing activities was PLN 1,120.2 million in 2001, compared to net cash used of PLN 195.5 million in 2000 and net cash from financing activities of PLN 2,604.0 million in 1999. The 2001 amount reflects additional net proceeds from the Bank Credit Facilities partially utilized in 2001 and the proceeds from the 10?% senior subordinated guaranteed notes issued in May 2001, offset by the repayment of 1997 Bank Credit Facility. The amount in 2000 resulted primarily from the partial repayment of the 1997 Bank Credit Facility. The 1999 amount reflects the net proceeds from 1997 Bank Credit Facilities, the proceeds from 11 1/4% Senior Subordinated Guaranteed Notes issued in November 1999 and proceeds from shareholders' loans.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and possibly longer, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

We expect our capital expenditure for 2002 to stay on the similar level to those realized in 2001. We expect our capital expenditures to total approximately PLN 6 billion to PLN 7 billion between 2002 and 2005, of which approximately 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of (euro)16.7 million for the GSM 1800 License in 2002 and (euro)390 million for the UMTS License over the period from 2005 to 2022.

Contractual obligations and commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2001.

                                            Year ending December 31,
                                 -----------------------------------------------
                                   2002     2003      2004      2005      2006    Thereafter     Total
                                 -------   -------   -------   -------   -------  ----------   ---------
(euro)550 Million Bank Credit
Facility(1) (PLN) ............   186,482   136,312   309,254   592,097   178,456          --   1,402,601
(euro)150 Million Bank Credit
Facility(1) (PLN) ............    71,950    61,390    61,390    61,390   352,487     103,896     712,503
GSM 1800 License(2) ((euro)) .    58,870        --        --        --        --          --      58,870
UMTS License(2) ((euro)) .....        --        --        --    52,829    52,829   1,267,884   1,373,542
10? Notes(1) ((euro)) ........    76,602    76,602    76,602    76,602    76,602     838,433   1,221,443
11 1/4Notes(1) ((euro)) ......   118,864   118,864   118,864   118,864   118,864   1,413,162   2,007,482
10 3/4Notes(1) (U.S.$) .......        --   108,504   108,504   108,504   108,504   1,117,848   1,551,864
11 1/4Notes(1) (U.S. $) ......    67,268    67,268    67,268    67,268    67,268     799,749   1,136,089
Headquarters Lease(3) (U.S.$)     31,208    32,144    33,109    34,102    35,125     299,760     465,448
Capital equipment commitments(4)
(mainly in PLN) ..............   393,841        --        --        --        --          --     393,841

(1)  Includes future cash interest payments

(2)  Nominal fees

(3)  Include index swaps embedded in the lease contract

(4)  Authorized and contracted

U.S. GAAP Reconciliation

The Financial Statements have been prepared in accordance with the International Accounting Standards, which differ in certain respects from generally accepted accounting principles in the United States as explained in the Note 32 to our Financial Statements included elsewhere in this Form 20-F.

A brief extract of the most significant differences between the standards:

Capitalization of borrowing costs

In accordance with IAS 23 "Borrowing Costs", we capitalize financing costs, including interest and foreign exchange gains or losses, into assets under construction.

For tangible fixed assets under construction, we capitalize interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets. We capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network.

Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in our statement of operations. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in our Financial Statements are expensed under U.S. GAAP.

The depreciation and amortization expense and accumulated amount in the balance sheet are also affected by the accounting difference.

Development and start-up cost

We have adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes we have written off in 1999 start-up costs following the issuance the SOP 98-5 in the United States.

Revenue recognition (SAB 101)

We applied under IAS certain principles of SAB 101 retrospectively. Under U.S. GAAP a calendar year company is required to adopt the new rules in the fourth quarter of 2000. We should calculate the effect of SAB 101 as at January 1, 2000, make the cumulative entry as at that date, and restate all quarterly information previously reported during 2000.

Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognized immediately.

SFAS 133

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137,
Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.

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

We adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

Long-term Notes issued by us have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders' equity.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs. Presentation of deferred taxation Under IAS we may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately.

New Accounting Pronouncements

IAS

Currently, we do not plan to implement any of the newly released International Accounting Standards.

U.S. GAAP

We implemented the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for impairment of Long Lived Assets on January 1, 2002 and we plan to implement the Statement No. 143, Accounting for Assets Retirement Obligations from January 1, 2003 as the Statement is effective for the fiscal year beginning after June 15, 2002. However, we do not anticipate that adoption of these new Statements will have a material impact on its results of operations, its financial position or its cash flows.

Changes in Our Accounting Policies

In 2001, we introduced two changes to our accounting policy. On January 1, 2001, we adopted IAS 39 "Financial instruments: Recognition and Measurement" which establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. Moreover, we also changed our revenue recognition policy under IAS to be consistent with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" previously applied under U.S. GAAP. Based on the above bulletin and further interpretations, we established criteria for the recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IAS financial statements. For the numerical reconciliation of the cumulative effect of changes in the accounting principles under U.S. GAAP please refer to "Item 8. Financial Information"

For further details please see Note 4.1.a and 4.1.b to the Financial Statements included elsewhere in this Form 20-F.

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

Certain actions by our Supervisory Board require the unanimous approval of all board members appointed by the Operating Parties. See "Item 7. Major Shareholders and Related Party Transactions - Related Parties Transactions - Shareholders' Agreement" and "Item 10. Additional Information - Memorandum and Articles of Association".

Set forth below are the names of the current members of our Supervisory Board, information as to how or by whom they were appointed, and the year in which each such member was first appointed, followed by a short biography of each such member.

                Name                                Appointed By                 Member of Supervisory
                                                                                      Board Since
------------------------------------ ------------------------------------------ ------------------------
Dariusz Oleszczuk (Chairman).......   Elektrim Telekomunikacja Sp. z o.o.                2000
Michael Gunther (Deputy Chairman)..   MediaOne International B.V.                        1997
Fridbert Gerlach...................   MediaOne International B.V.                        2000
Philippe Houdouin..................   Elektrim Telekomunikacja Sp. z o.o.                2002
Gerd Kareth........................   T-Mobile International                             2001
Michael Lawrence...................   T-Mobile International                             2002
Michael Picot......................   Elektrim Telekomunikacja Sp. z o.o.                2002
Dariusz Jacek Krawiec..............   Elektrim Telekomunikacja Sp. z o.o.                2002
Jacek Trela........................   Operating Parties                                  2001

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

Michael Gunther is a member of Management Board of T-Mobile International AG responsible for joint ventures. Previously, Mr. Gunther served as the Chief Financial Officer of T-Mobile International AG and Chief Financial Officer of the Business Customer Division of Deutsche Telecom AG and Deutsche Telekom Systems GmbH. Mr. Gunther holds a degree in Business Administration from the University of Hamburg. Additionally, Mr. Gunther is also a member of the Supervisory Boards of One 2 One Personal Communications Limited (UK), Max Mobil Telekommunikation Service GmbH (Austria) and RadioMobil a.s. (Czech Republic).

Fridbert Gerlach joined Deutsche Telekom AG in 1999 as Vice President Regional Build-up and Integration in the Region Central, Eastern Europe and Middle East. He has held the position as Senior Executive Vice President of the Region Central and Eastern Europe, Middle East, since June 2001. After his graduation in telecommunications at Aachen University in 1983, he stayed there to work as an electrical engineer until 1987 and, during that time, completed his studies in business administration. From 1987 to 1997, he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. Before joining Deutsche Telekom in 1999, he worked as director for international joint ventures at T-Mobil.

Philippe Houdouin is Executive Vice President for the Central and Eastern Europe activities of Vivendi Telecom International, and has held this position since 2000. Mr. Houdouin was Chief Financial Officer at VTI from 1998 to 2000. From 1991 to 1997, he was Director of Bridgepoint Capital SA (formerly Natwest Equity Partners) one of the leading European private equity funds, in charge of LBO/LBI transactions. He started his career in 1988 as a consultant with SRI International (ex Stanford Research Institute) specializing in strategic and business consulting (automotive, computer and multimedia sectors). Philippe Houdouin graduated from the Ecole Navale and from Ecole des Hautes Etudes Commerciales.

Gerd Kareth is an Executive Director of the Division International Support Technik of T-Mobile International. He began his professional career in 1972 as a Head of Section 3, Telecommunication Office Munich. From 1976 to 1981, he acted as a Head of various sections at the Telecommunications Directorate in
Nuernberg.   In  1981  he  started  his  employment  with  the  Telecommuncation
Engineering Center in Darmstadt, where he was actively involved in Satellite Communications. In 1991, he joined Detecon as Head of Division Planning, Implementation, Acceptance, Operation and Maintenance for GSM network. Since July 1993, he has worked for DeTeMobil. Mr. Kareth began as Executive Director in the Networks Strategy, Planning and Implementation sector and was nominated to the position of Executive Director of the Division International Support Technik in July 2001.

Michael Lawrence is Director for International Joint-Ventures for T-Mobile in Germany. Previously, he developed and headed T-Mobile alliance to bid for the UMTS license in France. In 1998/99 he was General Manager for the start-up of a Deutsche Telekom Joint-Venture in Beijing, China and was responsible for selling these GSM networks to China Unicom. Before that he was responsible for operative controlling for Mannesmann AG and was an M&A consultant for Deutsche Bank Morgan Grenfell. Mr. Lawrence studied mechanical engineering and received his PhD at RWTH Aachen.

Michel Picot is Senior Executive Vice President for the Central and Eastern Europe activities of Vivendi Telecom International. Before joining VTI in 1995, Mr. Picot was Senior Vice President Finance at Eunetcom. From 1991 to 1993 he was Managing Director of ECS Germany, belonging to the ECS Group (Societe Generale), the largest computer leasor in Europe and one of the biggest PC dealers. From 1986 to 1991 Mr. Picot served as General Manager of the High Technology branch (PC and large computer leasing and distribution) of the SCOA Group (a Paribas subsidiary) after being General Manager of the international commodities trading area and holding the position of Deputy Managing Director in charge of trading and industrial activities in Nigeria. Mr. Picot graduated from Ecole des Hautes Etudes Commerciales where he obtained a Master of Business Administration diploma.

Dariusz Jacek Krawiec is Chairman of the Management Board of Elektrim. He holds a Masters degree in the Economy and Foreign Trade Organisation from Akademia Ekonomiczna in Poznan. From 1993 to 1997 he worked for Price Waterhouse Sp. z o.o. in the Corporate Finance Division. In 1997 he joined Nomura International plc in London, responsible for the Polish market. In 1998 he was nominated to the position of President of the Management Board on Impexmetal S.A. and appointed to the board of Elektrim S.A. in 2002. Mr. Krawiec is also a President of the Supervisory Board of Huta Aluminium "Konin" S.A. and Elektrim Volt S.A. and he is a member of the Supervisory Bard of Elektrim Telekomunikacja Sp. z o.o. and Elektrim Megadex S.A.

Jacek Trela is Dean of the Warsaw Bar Council and member of the Polish Bar Council. He graduated from the Warsaw University, Law Faculty.

Management Board and Executive Officers

Set forth below are the names of the current members of our Management Board and Executive Officers, their current position and the year in which each such member was first appointed, followed by a short biography of each such member.

                Name                                  Position                    Member of Management
                                                                                      Board Since
------------------------------------ ------------------------------------------ -------------------------
Boguslaw Kulakowski................   Director General                                    1999
Martin Schneider...................   Director of Strategy, Marketing & Sales             2002
Wilhelm Stueckemann................   Director of Network Operations                      1996
Jonathan Eastick...................   Director of Finance                                 2001
Ryszard Pospieszynski..............   Director of Administration                          1996
Wojciech Ploski(5).................   Director  of  Strategy,   Marketing  and            2000
                                      Sales

Boguslaw Kulakowski is our Director General and was appointed to the Management Board by Elektrim in September 1999. Mr. Kulakowski was formerly our Director of Customer Care, and most recently, our Chief Strategist. Before joining us, he worked as Marketing Director for SAP Polska and a Marketing Consultant for Coca-Cola New York. Mr. Kulakowski is a 1990 graduate of Maria Curie Sklodowska University (Poland), from which he holds a Master's degree in Law. He also holds a Master's degree in Business Administration from State University of New York
(USA) and a Master's degree in Business Telecommunications from the Technical University of Delft (The Netherlands).

Martin Schneider has been Director of Strategy, Marketing and Sales and Management Board Member since February 13, 2002. Mr. Schneider joined us from T-Mobile International, a subsidiary of Deutsche Telekom, where he has been a Senior Director of International Joint Venture Management since 2000. He joined T-Mobile Deutschland as Head of Corporate Strategy in 1993, and then worked as Head of Product Marketing, Residential Customers and Head of Marketing Management in T-D1, Residential and Business Customers. Prior to his tenure at T-Mobile International, Mr. Schneider worked for Procter & Gamble in their marketing division and then in Blendax (part of Procter & Gamble Group) in International Brand Management.

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


(5) In January 2002, we terminated our contract with Wojciech Ploski on his request.

Compensation

For the year ended December 31, 2001, we paid an aggregate of PLN 7,876.9 thousand to the members of our Supervisory Board and our Management Board, including compensation for salary, bonuses and social pension plans. In addition, some of the members of the Management Board were paid by the respective shareholders which have seconded them.

There are no pension or similar benefit plans for the members of our Supervisory and Management Boards.

Board Practice

Members of the Supervisory Board are appointed for a period that begins at the end of the ordinary Shareholders' Meeting at which a resolution is adopted appointing them and serve until the following ordinary Shareholders' Meeting at which a resolution is adopted discharging them, although their appointment may also be extended. The Shareholders' Agreement permits any Operating Party to replace a member of the Supervisory Board it appointed at any Shareholders' Meeting.

Management Board Members sign three year contracts with us, beginning at the time of their nomination. The payment that we are obliged to pay upon the termination of each contract cannot exceed 15 months of remuneration.

Executive Officers sign contracts with us for an unspecified time period. The payment that we are obliged to pay upon the termination of each contract cannot exceed 15 months of remuneration. Currently, all of our Executive Officers are members of our Management Board.

Employees

As of December 31, 2001, we had 3,609 employees, including 2,174 in sales, marketing and strategy, 873 in network operations, 83 in product development and management and 479 in finance, administration and general director divisions. Five of our employees are secondees from DeTeMobil. All of our employees are located in Poland, mainly at our headquarters in Warsaw but also in regional offices and shops around the country.

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

Share Ownership

None of our Supervisory Board Members or Management Board Members has any shares or options for shares. We do not currently have a stock option plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding.

                                                           Number of Shares        Percentage of Shares
Name of Beneficial Owner                                  Beneficially Owned        Beneficially Owned
-------------------------------------------------------- ----------------------- --------------------------
Elektrim Telekomunikacja Sp. z o.o(1).................          226,079                  47.9998%

DeTeMobil Deutsche Telekom MobilNet GmBH..............          105,975                    22.5%

MediaOne International B.V.(2)........................          105,975                    22.5%

Polpager Sp. zo.o.....................................          18,840                     4.0%

Elektrim Autoinvest S.A.(3)...........................           5,181                     1.1%

Carcom WARSZAWA Sp. zo.o(4)...........................           8,949                     1.9%

Elektrim S.A..........................................             1                      0.0002%

---------------
(1) Elektrim S.A. owns 49% and Vivendi S.A. (a French telecommunication company) owns 51% of the outstanding shares in Elektrim Telekomunikacja Sp. z o.o.

(2)  On  March  23,  2000,   DeTeMobil   acquired  100%  ownership  in  MediaOne
     International B.V.

(3)  Elektrim Autoinvest S.A., is owned by Carcom WARSZAWA and Vivendi.

(4) Elektrim S.A. owns 49% and Vivendi S.A. owns 51% of the outstanding capital of Carcom WARSZAWA Sp. z o.o.

In August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares including the acquisition of shares from our smaller Polish shareholders, for a purchase price of U.S.$679.4 million. Prior to August 1999, Elektrim owned 34.1% of the shares. Deutsche Telekom is disputing the legality of Elektrim's acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders' Agreement. On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to Elektrim Telekomunikacja Sp. z o.o. retaining one share of direct ownership. Notwithstanding the foregoing, at the request of Elektrim, our Management Board filed these changes in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. Two of our five Management Board members objected, however, to Elektrim's request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom has announced that it would appeal this decision. Deutsche Telekom also announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services. However, this claim was renewed after this letter of intent expired and negotiations with Elektrim ended. The court hearings began in the fourth quarter of 2001 and are expected to continue through the first half of 2002.

Moreover, Elektrim received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell Vivendi 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders, thereby giving Vivendi control over Elektrim Telekomunikacja and Carcom, respectively. See "Item 7. Major Shareholders and Related Party
Transactions". In addition, the memorandum of understanding provided that Elektrim will sell all of its fixed line and Internet businesses to Elektrim Telekomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telekomunikacja within an 18 month period. The contract between Elektrim and Vivendi was signed on September 4, 2001.

Further, on March 15, 2002, Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments. The definitive agreements relating to this memorandum of understanding are subject to the satisfaction of a number of conditions precedent, including the settlement of the dispute between Deutsche Telekom and Elektrim discussed above. In addition, in the above referenced memorandum of understanding, Vivendi agreed to enter into a put and call option with respect to the remaining 2% of Elektim Telekomunikacja that it controls, pursuant to which the consortium of investors may call such shares and Vivendi may put such shares to the consortium. No definitive agreements have been entered in connection with these transaction. If the definitive agreements are entered into, the conditions precedent are met and the put/call arrangements are effected, Vivendi would completely withdraw from its investment in Elektrim Telekomunikacja. See "Item 3. Key Information - Risk Factors - We may not be able to finance a change of control offer required by our indentures."

The Shareholders' Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval by the Supervisory Board cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions). The Shareholders' Agreement also requires that at least one member of each of the Operating Parties be in attendance at all Shareholders' Meetings. At the time of Elektrim's announced acquisition of minority shares, the Operating Parties were DeTeMobil, Elektrim and MediaOne, with DeTeMobil and MediaOne each appointing two members to the Supervisory Board and Elektrim appointing four members to the Supervisory Board. As a consequence of the share transfer mentioned above, Elektrim's two original seats on the Board belong to Elektrim Telekomunikacja Sp. z o.o. and MediaOne's two seats on the Board belong to Deutsche Telekom. Of the three Supervisory Board Members formerly appointed by our smaller Polish shareholders prior to Elektrim's acquisition of our shares from those shareholders, two of these members will now be appointed by Elektrim Telekomunikacja Sp. z o.o., which may also be entitled to appoint the third member as well. As of the filing of this Form 20-F, our Operating Parties are DeTeMobil, MediaOne and Elektrim Telekomunikacja Sp. z o.o. See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Shareholders' Agreement". In addition, for a discussion of certain matters relating to the relationship among the shareholders of one of our shareholders, Elektrim Telekomunikacja Sp. z o.o. see "Item 3. Key Information - Risk Factors".

In late March 2002, BRE Bank, a leading Polish bank, announced that it was entering into a joint venture with the Dutch-based joint venture firm Eastbridge in order to acquire the 49% of the shares of Elektrim Telekomunikacja that Elektrim currently owns. This announcement further stated that BRE Bank would look to consolidate its stake with the stake announced to be purchased by the consortium led by Citigroup Investments (discussed above) with a view to selling Elektrim Telekomunikacja to a third party. No further announcements have been made.

Related Party Transactions

Agreements with Deutsche Telekom AG

Agreement on signaling for the international roaming services

On November 22, 2001, we entered into an agreement with Deutsche Telekom AG. This agreement covers the termination of our international signaling traffic for roaming by Deutsche Telekom AG via its international SCCP in Frankfurt on the Main and Duesseldorf. The contract will stay in force for one year. If the agreement is not terminated in writing, three months before the expiry of this one year period it will automatically be extended for undefined period of time.

Payments

We incurred the cost of PLN 22.1 million in aggregate for all DeTeMobil services rendered, including roaming settlements in 2001.

Agreements with Elektrim Volt S.A.

Civil works framework agreement

On October 1, 2001, we signed a contract with Elektrim - Volt S.A. This agreement covers the building and realizing the investment in the area of Base Stations required by our GSM network. This is a continuation of co-operation with this company.

Item 8. Financial Information

Financial Statement and Other Financial Information

The following information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Accounting Standards, which differ in certain respects from U.S. GAAP. See Note 32 to the Financial Statements as of and for the year ended December 31, 2001. The financial data, presented in accordance with International Accounting Standards, included below as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from the Financial Statements, which have been audited by Arthur Andersen Sp. z o.o., independent auditors. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2001, 2000 and 1999 has been derived from our Financial Statements.

Statement of Operations Data                                     Year ended December 31,
---------------------------------------------- -------------------------------------------------------
                                                         2001                 2000             1999
                                               ------------------------------------------- -----------
                                                  PLN           US$(1)        PLN              PLN
                                               ----------     ---------    ----------       ----------
                                                                           (restated)(4)   (restated)(4)
                                                (in thousands, except subscriber and churn rate data)
International Accounting Standards
Net Sales:
Service revenues and fees ..................    4,123,555     1,034,432     3,460,579        2,374,827
Sales of telephones and accessories ........      221,341        55,525       224,144          140,729
Total net sales ............................    4,344,896     1,089,957     3,684,723        2,515,556
                                               ----------     ---------    ----------       ----------

Cost of Sales:
Cost of services sold ......................   (1,778,687)     (446,200)   (1,383,893)        (944,420)
Cost of sales of telephones and accessories      (948,750)     (238,003)     (902,533)        (641,926)
Total cost of sales ........................   (2,727,437)     (684,203)   (2,286,426)      (1,586,346)
                                               ----------     ---------    ----------       ----------

Gross margin ...............................    1,617,459       405,754     1,398,297          929,210
Operating expenses:
Selling and distribution costs .............     (585,463)     (146,869)     (576,318)        (454,807)
Administration and other operating costs ...     (199,966)      (50,163)     (189,698)        (157,752)
Total operating expenses ...................     (785,429)     (197,032)     (766,016)        (612,559)
                                               ----------     ---------    ----------       ----------
Operating profit ...........................      832,030       208,722       632,281          316,651
Interest and other financial expenses, net .     (377,930)      (94,807)     (489,540)        (398,263)
Profit/(loss) before taxation ..............      454,100       113,915       142,741          (81,612)
Taxation charge ............................      (26,879)       (6,743)      (33,354)         (40,891)
Net income/(loss) ..........................      427,221       107,172       109,387         (122,503)
                                               ==========     =========    ==========       ==========

U.S. GAAP
Revenues ...................................    4,345,206     1,090,035     3,518,959(5)     2,592,061
Cost of sales ..............................   (2,707,206)     (679,128)   (2,113,063)      (1,656,459)
Operating expenses .........................     (785,429)     (197,032)     (766,016)        (622,027)
Interest and other financial expenses, net .     (320,504)      (80,401)     (485,364)        (416,487)
Taxation ...................................      (33,045)       (8,290)      (32,909)         (37,953)
Net income/(loss) before cumulative effect
on accounting changes and extraordinary item      499,022       125,184       121,607         (140,865)

Cumulative effect on the adoption of SFAS
133, net of tax ............................       (4,926)       (1,236)           --               --

Extraordinary loss from 1997 Bank Credit
Facility financing costs write-off, net of
tax ........................................       (7,288)       (1,828)           --               --

Net income/(loss) after cumulative effect
on accounting changes and extraordinary item      486,808       122,120       121,607         (140,865)

Other Financial and Operating Data
(unaudited)
Adjusted EBITDA (IAS)(2) ...................    1,682,602       422,096     1,151,986          598,348
Adjusted EBITDA (U.S. GAAP)(2) .............    1,683,752       422,385     1,150,397          588,880
Net cash from operating activities .........    1,162,400       291,599       684,916          350,012
Net cash used in investing activities ......   (2,275,227)     (570,762)   (1,555,075)      (1,835,611)
Net cash from/(used in) financing activities    1,120,235       281,021      (195,474)       2,603,992
Subscribers at end of period ...............    3,775,652           N/A     2,802,980        1,751,475
Monthly churn rate(3)  (%) .................          1.8           N/A           2.0              2.5

Balance Sheet Data                                 Year ended December 31,
-------------------------------------   ---------------------------------------------
                                           2001                    2000        1999
                                        ---------------------   ---------   ---------
                                           PLN        US$(1)       PLN         PLN
                                        ---------   ---------   ---------   ---------
                                                              (restated)(4) (restated)(4)
                                                       (in thousands)
International Accounting Standards
Long-term assets and deferred taxes .   6,372,128   1,598,507   6,127,889   4,175,316
Total assets ........................   7,217,453   1,810,564   7,039,989   6,117,518
Long-term liabilities, deferred tax
liabilities and provisions ..........   5,350,528   1,342,229   4,171,058   4,773,052
Total liabilities ...................   6,221,708   1,560,772   6,353,042   5,949,712

Shareholders' equity ................     995,745     249,792     686,947     167,806

U.S. GAAP
Long-term assets ....................   6,414,619   1,609,166   6,099,364   3,969,987
Total assets ........................   7,470,922   1,874,149   7,011,464   5,939,661

Shareholders' equity after cumulative
changes in accounting principles ....     999,557     250,748     609,704      78,343

-------------
(1) Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.9863 per US$1.00, the Fixing Rate announced by the National Bank of Poland on December 31, 2001. The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2) Adjusted EBITDA represents operating profit/(loss) before depreciation and amortization. Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt. Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

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

(4)  The above restatements relate only to the IAS Financial Statements

(5) During 2000, we adopted the revenue recognition principles of Staff Accounting Bulletin No. 101 "Revenue Recognition" or "SAB 101", issued by the Securities and Exchange Commission. Accordingly, in 2000 we instituted accounting procedures that are consistent with SAB 101. For the years ended prior to December 31, 1998 our internal accounting procedures were not recognized in a manner that allowed us to gather data required by SAB 101. The cumulative net effect of the introduction of SAB 101 on our net assets as of January 1, 2000 resulted in a decrease of PLN 0.3 million.

Legal Proceedings

Personal Data Protection

An investigation of our sales practices by the General Inspector of the Personal Data Protection's (GIODO) office was conducted in the fourth quarter of 1999. Although the post-control protocol report neither outlined a legal situation or suggested changes, it did reveal that we require our subscribers to provide more identification than what the GIODO office generally believes is necessary. In our opinion, such documentation is necessary to verify the identity of our subscribers who enter into an extended agreement for telecommunications services, and also, to assist us in minimizing the risk of subscriber fraud. Together with other telecom operators in Poland, we submitted a proposal to the Ministry of Communications regarding changes to the existing law. The Ministry of Communications has not taken a position on the matter, nor has it responded to the proposal. On July 14, 2000, GIODO issued a decision in which it stated that all the transgressions of the existing law should be removed. On July 28, 2000, we appealed this decision by asserting that the GIODO's objections are groundless and filed a motion for further examination of the case. After the case was heard by the appellate court on September 21, 2000, the decision from July 14, 2000 was upheld. We appealed that decision to the Supreme Administrative Court on October 19, 2000. The case has not been resolved yet. However, if GIODO succeeds, we believe its decision will create additional burdens on our credit background checks on subscribers, which may therefore result in increased credit risks. On December 11, 2001, The Supreme Administrative Court issued a decision in which it is stated that the decision from July 14, 2000 is valid.

Dividend Policy

Our statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As at the date of signing this report there was not Shareholders' decision regarding net income distribution.

Dividend distribution is restricted mainly by the Existing Notes agreements that require us to have Debt to Adjusted Consolidated Net Worth ratio at a level below 2.0:1.0.

Item 9. The Offer and Listing

Markets

Our 10 3/4% Notes, 10 7/8% Notes and our 11 1/4% Notes are traded in the over-the-counter market and there is no active public trading market for such securities.

There is no established trading market for our equity securities.

Item 10. Additional Information

Memorandum and Articles of Association

Objects and Purposes

Under Polish law, the memorandum and articles of association of a company are incorporated in a document known as the Formation Deed.

We were formed on December 20, 1995, as a limited liability company under the name "Polska Telefonia Cyfrowa Spolka z ograniczona odpowiedzialnoscia" for an unlimited duration (Repertory A 20883/95). Our Formation Deed was last amended on February 12, 2002. Article 5 of the Formation Deed describes our business purposes:

     o to conduct activities in the field of telecommunications, and in particular in the field of mobile telephony, data transmission and data communications, as well as all other telecommunications services, including Internet and Internet-related services and fixed telephony; and

     o to conduct industrial, commercial and financial activities which are directly or indirectly indispensable or useful to pursue our purposes, and in particular we may set up branch offices and form companies in Poland or abroad.

Share Rights and Restrictions

Our share capital amounts to PLN 471,000,000 and was divided into 471,000 equal and indivisible shares, each with a nominal value of PLN 1,000. The Supervisory Board may require our shareholders to make additional capital payments.

Our Formation Deed sets forth the conditions for the sale, transfer, pledge or other disposal of our shares, including:

     o    the requirement of Supervisory Board approval;

     o    the  circumstances   under  which  shares  may  be  transferred  to  a
          shareholder holding more than 20% without Supervisory Board consent, i.e. as a result of a previously approved share pledge;

     o a five-year waiting requirement, effective from the date the GSM 900 License and related permit were obtained, which restricts shareholders holding no more than 5% from transferring their shares; and

     o    the rights of first refusal.

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

The Supervisory Board's responsibilities include the following:

     o    to actively supervise our business;

     o    to approve the business plans and annual budgets;

     o to appoint and recall members of the Management Board, and to determine their compensation;

     o to consent to transactions and actions that require Supervisory Board approval under the Management Board Internal Rules of Procedure;

     o to review the annual report, balance sheet, and other financial reports;

     o    to appoint auditors; and

     o to decide any other matters delegated to it under the Supervisory Board Internal Rules of Procedure or assigned to it under the Formation Deed, unless these matters were exclusively assigned to the Shareholders' Meeting.

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

Our shareholders have the following responsibilities:

     o to review and approve the Management and Supervisory Boards' reports, as well as year-end balance sheets and financial statements;

     o to exonerate members of the Management and Supervisory Boards and to determine the remuneration of the Supervisory Board members;

     o to decide on the filing of claims against shareholders or members of the Management or Supervisory Boards;

     o    to resolve to retain or distribute any profits or to cover any losses;

     o    to resolve to increase or decrease the share capital;

     o    to amend the Formation Deed;

     o to decide on the sale or lease of the enterprise or on the granting of the right of use thereof (under Polish law);

     o    to dissolve and liquidate our company; and

     o to decide on any matters within the competence of the shareholders under the Formation Deed or under Polish law.

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

Material Contracts

Bank Credit Facilities

In February 2001, we entered into:

     o a (euro)550 million Bank Credit Facility (the "(euro)550 Million Bank Credit Facility ") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A., The European Bank for Reconstruction and Development and Deutsche Bank Polska S.A., as lead arrangers, Deutsche Bank Polska S.A., as security agent, and the lenders party thereto (the "(euro)550 Million Lenders "); and

     o a (euro)100 million Bank Credit Facility, as amended on September 24, 2001 for the amount of (euro) 150 Million (the "(euro)150 Million Bank Credit Facility" and, together with the (euro)550 Million Bank Credit Facility, the "Bank Credit Facilities") with Deutsche Bank Luxembourg S.A., as Agent, Deutsche Bank AG London, Dresdner Bank Luxembourg S.A. and Deutsche Bank Polska S.A., as lead arrangers, Deutsche Bank Polska S.A., as security agent, and the lenders party thereto (the "(euro)150 Million Lenders" and together with the (euro)550 Million Lenders, the "Lenders").

Pursuant to the (euro)550 Million Bank Credit Facility, the (euro)550 Million Lenders agreed to make advances to us on a revolving credit basis in the aggregate principal amount of not more than (euro)550 million. The (euro)550 Million Bank Credit Facility is comprised of two tranches:

     o an offshore tranche consisting of commitments totaling, at the date of agreement, (euro)292,500,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     o a Zloty tranche consisting of commitments totaling, at the date of the agreement, the Zloty equivalent of (euro)257,500,000 under which amounts shall be made available only in Zloty.

Pursuant to the (euro)150 Million Bank Credit Facility, the (euro)150 Million Lenders agreed to make loans to us on a revolving credit basis in the aggregate principal amount of not more than (euro)150 million. The (euro)150 Million Bank Credit Facility is comprised of two tranches:

     o an offshore tranche consisting of commitments totaling, at the date of agreement, (euro)20,000,000 under which amounts shall be made available in Euro, U.S. dollars, Deutschmarks, Swiss Francs, Sterling, Japanese Yen or Zloty; and

     o a Zloty tranche consisting of commitments totaling, at the date of the agreement the Zloty equivalent of (euro) 130,000,000 under which amounts shall be made available only in Zloty.

Our ability to borrow funds under the Bank Credit Facilities depends upon the satisfaction of a number of conditions including continuing compliance with customary covenants and the accuracy of certain of our representations and warranties at the time of each borrowing. The principal amount of the (euro)550 Million Bank Credit Facility is required to be repaid in full by February 20, 2006, and the principal amount of the (euro)150 Bank Credit Facility is required to be repaid in full by March 31, 2007, and the Lenders' commitments thereunder reduced pro-rata according to the following schedules:

--------------------------------------------------------------------
                         Reduction Amount for (euro)550 Million Bank
                                     Credit Facility
  Installment Date
  September 30, 2004                    27,500,000
  December 31, 2004                     82,500,000
  March 31, 2005                       110,000,000
  June 30, 2005                        110,000,000
  September 30, 2005                   110,000,000
  February 20, 2006                    110,000,000
                                      ---------------
                                       550,000,000
                                      ===============
--------------------------------------------------------------------

--------------------------------------------------------------------
                         Reduction Amount for (euro)150 Million Bank
                                     Credit Facility
  Installment Date
  September 30, 2005                     7,500,000
  February 20, 2006                     22,500,000
  March 31, 2006                        30,000,000
  June 30, 2006                         30,000,000
  September 30, 2006                    30,000,000
  March 31, 2007                        30,000,000
                                      ---------------
                                       150,000,000
                                      ===============
--------------------------------------------------------------------

All borrowings under the (euro)550 Million Bank Credit Facility bear interest at a rate per annum equal to, depending on the currency borrowed, the London, Euro or Warsaw Interbank Offered Rate, commonly referred to as LIBOR, EURIBOR or WIBOR, plus in each case a margin based on our ratio of senior debt to EBITDA and any additional cost resulting from any lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to such lender.

All borrowings under the (euro)150 Million Bank Credit Facility bear interest at a rate per annum equal to, depending on the currency borrowed, the London Euro or Warsaw Interbank Offered Rate, commonly referred to as LIBOR, EURIBOR or WIBOR, plus in each case a margin based on our ratio of senior debt to EBITDA and any additional cost resulting from any lender's compliance with any mandatory liquidity, reserve assets or cash margin requirements of an applicable financial regulatory authority imputed to such lender.

Under the Bank Credit Facilities, we were required to submit our UMTS business plan to the Lenders for their approval. The Lenders have approved our UMTS business plan and consequently there are no limits on our capital expenditure on the UMTS network.

The Bank Credit Facilities contain affirmative covenants which include, among others, maintenance of:

     o    ratios of senior debt to EBITDA;

     o    ratios of EBITDA to interest expense on senior debt; and

     o    ratios of EBITDA to total debt.

The covenants under the Bank Credit Facilities allow us and our subsidiaries, under certain circumstances, to declare or pay dividends or make other payments or distributions to shareholders and to service subordinated indebtedness, including our Notes, provided we meet certain financial covenants and so long as certain events, such as a payment block, a default or an event of default have not occurred and are continuing. The Bank Credit Facilities also provides for various events of default, including:

     o a failure to make payments of interest and principal, breaches of our covenants, agreements, representations and warranties under the Bank Credit Facilities;

     o a default under any other indebtedness having an aggregate principal amount of (euro)10 million;

     o the existence of a material unsatisfied judgment or order not subject to appeal;

     o the occurrence of certain events relating to bankruptcy or insolvency, or our making material changes in the nature of our business without the Lenders' prior consent;

     o changes in ownership of the Guarantor, that result in Deutsche Telekom AG or its subsidiaries, or Elektrim and/or Elektrim Telekomunikacja Sp. z o.o. owning less than 25.01% of the outstanding share capital of the Guarantor;

     o any governmental action that, in the reasonable opinion of the majority of the Lenders, has a material adverse effect on our condition or our ability to perform our obligations;

     o our failure to comply with any of the material provisions of, or our obligations, under the 10 3/4% Notes and the 11 1/4% Notes;

     o any event occurs which is likely to have a material adverse effect on our ability to repay the Bank Credit Facilities or on our business, financial condition, operations or performance;

     o the termination, revocation or suspension of any license for the operation of a telecommunications business; and

     o the reduction or diminution of any of the rights of our major shareholders under the Shareholders' Agreement, or the cancellation, suspension or termination of the Shareholders' Agreement without its replacement by an agreement having substantially the same terms and conditions, or any other event or series of events occurs that is likely to have a material adverse effect.

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

Tax on Civil Law Transactions. Consequences of our Assumption of the Obligations of PTC International Finance II S.A. under the Existing Notes. Polish tax on civil law transactions at a rate of 1% applies to any sale of property rights that are exercised in Poland, or if they are exercised abroad, but the purchaser of the property rights resides in Poland and the law transaction was executed in Poland. Accordingly, in the event that we assume the obligations of PTC International Finance II S.A. on the Existing Notes, Polish tax on civil law transactions may apply to sales or dispositions of the Existing Notes or any right therein by holders of Existing Notes. Since the Existing Notes, after such assumption, will confer rights that will be enforceable in Poland, it will be arguable that sales of the Existing Notes between foreign holders may also be subject to tax on civil law transactions. The applicability of Polish tax on civil law transactions to such sales is not free from doubt.

Documents on Display

All the documents mentioned in this 20-F report may be found at the offices of Polska Telefonia Cyfrowa, Al. Jerozolimskie 181, 02-222 Warsaw, Poland. The contact person is Malgorzata Zelezinska (+48.22.413.3275).

We are subject to the filing requirements of the U.S. Securities and Exchange Act of 1934 and file periodic reports with the Securities and Exchange
Commission, commonly referred to as the "SEC". You may read and copy all documents that we have filed with SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about Public Reference Room. Some of our SEC filings are available on the SEC's Internet site at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 11 of this Form 20-F (if not otherwise stated) contains translations of:

     o certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.9863, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2001; and

     o    certain  Euro  amounts  into  Zlotys at the rate of  (euro)1.00  = PLN
          3.5219, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2001.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The
Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with the treasury function of our company. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

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

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures"). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained.

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

The foreign exchange risk management transactions may be undertaken using the following instruments:

     o    forward and Non Deliverable Forward transactions;

     o    currency swaps;

     o    cross-currency interest rate swaps; or

     o    FX options.

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

Debt liabilities based on fixed interest rate are as follows:

     o    the 10 3/4% Notes for the total value of U.S.$253,203,000

     o    the 11 1/4% Notes for the total value of U.S.$150,000,000

     o    the 11 1/4% Notes for the total value of (euro)300,000,000

     o    the 10 7/8% Notes for the total value of (euro)200,000,000

Debt liabilities based on floating interest rate are our Bank Credit Facilities for the total bank commitments of (euro)700 million of which (euro)387.5 million is available in Zloty and (euro)312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in a decrease of returns on short-term investments. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

Our interest rate exposure is managed by:

     o    managing the maturity periods of investments and borrowings;

     o varying the proportions of our debt which bear interest on a fixed and a floating basis; and

     o varying the period of time for which the interest rate is fixed in respect to the loan facility.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

     o    forward rate agreements (FRAs);

     o    interest rate swaps;

     o    interest rate options (caps, floors, collars).

In the year 2001, we did not conduct any interest rate hedging transactions.

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

Financial Credit Risk.

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

In 2000, we implemented our Hedging Policy and engaged in our first hedging transactions. Our Treasury Department was focused on hedging short-term transactional exposure with use of forward and NDF instruments. In 2001 we increased the hedging coverage of short-term foreign currency transactional exposure and we started hedging transactional exposures related to long term financial cash flows.

Our plans for 2002 are focused on further limitation of foreign exchange and interest rate fluctuations in our financial results and cash flows. In order to complete this task we plan to spread the short term transaction exposure hedging over the coming year while maintaining the hedge coverage of the long-term financial cash flows at least at its current level.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities (which as of March 8, 2001, replaced the 1997 Bank Credit Facility), the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, it is the source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The Bank Credit Facilities as at December 31, 2001 consisted of a Zloty tranche of PLN 873.2 million at the rate of WIBOR plus margin under the (euro)550 Million Bank Credit Facility and PLN 415.4 million at the rate of WIBOR plus a margin per annum under the (euro)150 Million Bank Credit Facility. The multicurrency tranche of any of the Bank Credit Facilities was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches, plus applicable margins in the case of the (euro)550 Million Bank Credit Facility and the (euro)150 Million Bank Credit Facility. The table below presents principal and interest payments on the Bank Credit Facilities as at December 31, 2001. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as of December 31, 2001, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

-----------------------------------------------------------------------------------------------------------------------
(euro)550 Million             2002        2003        2004        2005        2006   Thereafter      Total   Fair Value
Bank Credit                                                                                                   12/31/01
Facility
----------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
Variable Rate              186,482     136,312     309,254     592,097     178,456          --   1,402,601     923,404
(PLN)
----------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
-----------------------------------------------------------------------------------------------------------------------
                             Weighted Average Effective Interest Rate 15.61%
-----------------------------------------------------------------------------------------------------------------------
(euro)150 Million Bank
Credit Facility
----------------------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ----------
Variable Rate               71,950      61,390      61,390      61,390     352,487     103,896     712,503     425,920
(PLN)
-----------------------------------------------------------------------------------------------------------------------
                             Weighted Average Effective Interest Rate 14.78%
-----------------------------------------------------------------------------------------------------------------------

In comparison, as at December 31, 2000 our interest rate risk liabilities consisted of the 1997 Bank Credit Facility.

Principal and interest payments under the 1997 Bank Credit Facility (in thousand of PLN)

-----------------------------------------------------------------------------------------------------
Bank Credit          2001      2002      2003      2004      2005   Thereafter     Total   Fair Value
Facility                                                                                   12/31/00
                  -------   -------   -------   -------   -------   ----------   -------   ----------
Variable Rate     189,271   186,100   178,559   155,254   131,948           --   841,132   529,416
(PLN)
-----------------------------------------------------------------------------------------------------
                             Weighted Average Effective Interest Rate 20.36%
-----------------------------------------------------------------------------------------------------
Variable Rate      17,086    17,086    17,086   158,298   172,416           --   381,972   308,415
(multicurrency)
-----------------------------------------------------------------------------------------------------
                              Weighted Average Effective Interest Rate 5.54%
-----------------------------------------------------------------------------------------------------

The fair value of variable rate long-term debt presented in all tables normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in all tables is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in a relative increase of the cost of financing versus market yields. We are protected against such a scenario by a series of redemption options embedded in the Existing Notes.

Foreign Currency Risk

As of December 31, 2001 approximately 73% of our total financing debt was denominated in foreign currencies (Euro and U.S. dollar). The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, the 10 3/4% Notes, 11 1/4% Notes and 100% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the GSM 1800 and UMTS Licenses which are linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Euros or U.S. dollars. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

In order to manage the volatility relating to our more significant short-term market risks (cash outflows), we entered into number of hedging transactions, including forward foreign currency exchange contracts, non-deliverable forward exchange currency contracts, foreign currency options and cross-currency interest rate swaps. A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to

Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve hedge accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Foreign Currency Obligations

The table below summarizes, as at December 31, 2001 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.9863 per U.S.$1.00 and PLN 3.5219 per (euro)1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

---------------------------------------------------------------------------------------------------------------------------
                                  2002       2003        2004        2005        2006     Thereafter     Total   Fair Value
                                                                                                                   12/31/01
---------------------------------------------------------------------------------------------------------------------------
Fixed interest rate (euro)
---------------------------------------------------------------------------------------------------------------------------
GSM 1800 License                 58,870          --          --          --          --          --      58,870      55,747
---------------------------------------------------------------------------------------------------------------------------
UMTS License                         --          --          --      52,829      52,829   1,267,884   1,373,542     359,776
---------------------------------------------------------------------------------------------------------------------------
10? Notes                        76,602      76,602      76,602      76,602      76,602     838,433   1,221,443     736,297
---------------------------------------------------------------------------------------------------------------------------
11 1/4Notes                     118,864     118,864     118,864     118,864     118,864   1,413,162   2,007,482   1,077,041
---------------------------------------------------------------------------------------------------------------------------
Fixed interest rate (U.S.$)
---------------------------------------------------------------------------------------------------------------------------
10 3/4Notes                          --     108,504     108,504     108,504     108,504   1,117,848   1,551,864     878,129
---------------------------------------------------------------------------------------------------------------------------
11 1/4Notes                      67,268      67,268      67,268      67,268      67,268     799,749   1,136,089     615,510
---------------------------------------------------------------------------------------------------------------------------
Headquarters                     31,208      32,144      33,109      34,102      35,125     299,760     465,448     220,492
Lease (1)
---------------------------------------------------------------------------------------------------------------------------
Total                           352,812     403,382     404,347     458,169     459,192   5,736,836   7,814,738   3,942,992
---------------------------------------------------------------------------------------------------------------------------

(1)  Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2000.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

---------------------------------------------------------------------------------------------------------------------------
                                  2001        2002        2003        2004        2005    Thereafter     Total   Fair Value
                                                                                                                  12/31/00
---------------------------------------------------------------------------------------------------------------------------
Fixed interest rate (euro)
---------------------------------------------------------------------------------------------------------------------------
GSM 1800 License                 64,428      64,428                                                     128,856     112,225
---------------------------------------------------------------------------------------------------------------------------
UMTS License                    963,600          --          --          --      57,816   1,445,400   2,466,816   1,244,531
---------------------------------------------------------------------------------------------------------------------------
11 1/4Notes                     130,086     130,086     130,086     130,086     130,086   1,676,664   2,327,094   1,098,504
---------------------------------------------------------------------------------------------------------------------------
Fixed interest rate U.S.$
---------------------------------------------------------------------------------------------------------------------------
10 3/4Notes                          --          --     112,775     112,775     112,775   1,274,621   1,612,946     692,387
---------------------------------------------------------------------------------------------------------------------------
11 1/4Notes                      69,917      69,917      69,917      69,917      69,917     901,146   1,250,731     584,191
---------------------------------------------------------------------------------------------------------------------------
Headquarters                     30,577      30,577      30,577      30,577      30,577     276,181     429,066     222,206
Lease (1)
---------------------------------------------------------------------------------------------------------------------------
Variable interest rate (DM)
---------------------------------------------------------------------------------------------------------------------------
1997 Bank Credit                 17,086      17,086      17,086     158,298     172,416          --     381,972     308,415
Facility (DM)
---------------------------------------------------------------------------------------------------------------------------
Total                         1,491,926     312,094     360,441     501,653     573,587   5,574,012   8,813,713   4,472,300
---------------------------------------------------------------------------------------------------------------------------

Hedging Transactions

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of
(euro)375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11 1/4% Notes and 50% of the coupon payments on the 10 3/4% Notes and the U.S. dollar portion of 11 1/4% Notes.

As of December 31, 2001, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 130.2 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and we recognized change in fair value in the amount of PLN
97.0 million (net of deferred tax effect) as other reserve capital in equity. Additionally, PLN 5.9 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

Additionally, in 2001, we entered into 150 forward and Non Deliverable Forward transactions and two foreign currency options for total notional amount of
(euro)455 million and U.S.$50 million. As at December 31, 2001 we had 109 open forward and Non Deliverable Forward transactions for the notional amount of
(euro)245 million and U.S.$50 million. The purpose of these transactions is to hedge our short-term foreign currency cash flow exposures arising from payments for handsets.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions, these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open transactions as of December 31, 2001, amounted to PLN 88.5 million and they all were presented under current liabilities in our Financial Statements. For a more detailed presentation of these transactions see Note 24 to the Financial Statements included elsewhere in this Form 20-F.

The  table  below  provides   information  about  foreign  currency   derivative
instruments as at December 31, 2001.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

--------------------------------------------------------------------------------------------------------------------
                                        2002      2003      2004      2005      2006  Thereafter   Total  Fair Value
                                                                                                           12/31/01
--------------------------------------------------------------------------------------------------------------------
Foreign currency forward contracts
--------------------------------------------------------------------------------------------------------------------
Buy Euro/sell PLN                     84,154        --        --        --        --        --    84,154    84,154
                                                                                                                 7
--------------------------------------------------------------------------------------------------------------------
Buy U.S.$/ sell                        4,319        --        --        --        --        --     4,319     4,319
PLN (1)
--------------------------------------------------------------------------------------------------------------------
Total                                 88,473        --        --        --        --        --    88,473    88,473
--------------------------------------------------------------------------------------------------------------------
Cross currency interest rate swaps
--------------------------------------------------------------------------------------------------------------------
Receive fixed                         28,221    42,406    42,804    42,286    42,871    39,110   237,698    89,522
EUR, pay fixed
PLN 8
--------------------------------------------------------------------------------------------------------------------
Receive fixed                          5,315    24,088    24,421    24,116    10,564    10,619    99,123    40,686
USD, pay fixed
PLN (2)
--------------------------------------------------------------------------------------------------------------------
Total                                 33,536    66,494    67,225    66,402    53,435    49,729   336,821   130,208
--------------------------------------------------------------------------------------------------------------------

(1) Represents estimated cash inflows/outflows net from settlement of the contracts using settlement rates applicable to the current settlement period.

(2) Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

Other hedging activities

Following our entry into the Bank Credit Facilities in February 2001 and the amendment to the (euro)150 Million Bank Credit Facility in September 2001, the payments related to our foreign currency obligations under our senior debt obligations changed. As the PLN tranches were substantially increased we were able to fully repay all foreign currency drawdowns and decrease the foreign currency risk carried in our balance sheet.

To reduce the level of foreign currency exposure resulting from the Notes, we placed in escrow accounts a portion of the net proceeds of the 11 1/4% Notes, which amounted to (euro)80.5 million and U.S.$39.0 million. As at December 31, 2001, the amounts remaining in the escrow accounts were (euro)16.1 million and U.S.$ 8.2 million. These amounts secure the interest payments due on the 11 1/4% Notes on June 1, 2002.

Options Embedded in the Existing Notes

Redemption of the 10 7/8% Notes

The issuer of the 10 7/8% Notes (PTC International Finance II S.A.) at its option may, from time to time, redeem all or a part of the 10 7/8% Notes at any time on or after May 1, 2005 on not less than 30 nor more than 60 days' prior notice in amounts of (euro)1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on the dates indicated below (subject to the right of holders of record on relevant record dates to receive interest due):

----------------------------- ------------------------------------------
Period                                                 Redemption price
----------------------------- ------------------------------------------
May 1, 2005                                                    105.438%
----------------------------- ------------------------------------------
May 1, 2006                                                    102.719%
----------------------------- ------------------------------------------
May 1, 2007 and thereafter                                     100.000%
----------------------------- ------------------------------------------

In addition, prior to May 1, 2004, the issuer of the 10?% Notes may on one or more occasions redeem up to 35% of the initial aggregate principal amount of the 10?% Notes, with all or a portion of the net proceeds of a public equity offering, provided that:

     o immediately after the offering at least 60% in aggregate principal amount of the applicable Notes remain outstanding,

     o it has received an equivalent amount of proceeds as a prepayment of the Intercompany Receivables, and

     o the redemption must occur within 75 days of the closing of the public equity offering.

The redemption price for the 10 7/8% Notes is 110.875% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on record dates to receive interest due on interest payment dates).

Redemption of the 11 1/4% Notes

The issuer of the 11 1/4% Notes (PTC International Finance II S.A.) at its option may, from time to time, redeem all or a part of the 11 1/4% Notes at any time on or after December 1, 2004 on not less than 30 nor more than 60 days' prior notice in amounts of (euro)1,000 or U.S.$1,000, as the case may be, or integral multiples thereof at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on the dates indicated below (subject to the right of holders of record on relevant record dates to receive interest due):

------------------------------------------ -----------------------------------
Period                                                       Redemption price
------------------------------------------ -----------------------------------
December 1, 2004                                                     105.625%
------------------------------------------ -----------------------------------
December 1, 2005                                                     103.750%
------------------------------------------ -----------------------------------
December 1, 2006                                                     101.875%
------------------------------------------ -----------------------------------
December 1, 2007 and thereafter                                      100.000%
------------------------------------------ -----------------------------------

In addition, prior to December 1, 2002, the issuer of the 11 1/4% Notes may on one or more occasions redeem up to 35% of the initial aggregate principal amount of the 11 1/4% Notes, with all or a portion of the net proceeds of a public equity offering, provided that:

     o immediately after the offering at least 60% in aggregate principal amount of the applicable Notes remain outstanding,

     o it has received an equivalent amount of proceeds as a prepayment of the Intercompany Receivables, and

     o the redemption must occur within 75 days of the closing of the public equity offering.

The redemption price for the 11 1/4% Notes is 111.25% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on record dates to receive interest due on interest payment dates).

Redemption of the 10 3/4% Notes

The 10 3/4% Notes are not be redeemable at the option of the issuer (PTC International Finance B.V.) prior to July 1, 2002. Thereafter, the 10 3/4% Notes will be redeemable at the option of the issuer, in whole or in part, on not less than 30 nor more than 60 days' prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption, if redeemed during the 12-month period beginning on the dates indicated below:

---------------------------------- -----------------------------------------
Period                                                     Redemption price
---------------------------------- -----------------------------------------
July 1, 2002                                                       105.375%
---------------------------------- -----------------------------------------
July 1, 2003                                                       103.583%
---------------------------------- -----------------------------------------
July 1, 2004                                                       101.792%
---------------------------------- -----------------------------------------
July 1, 2005 and thereafter                                        100.000%
---------------------------------- -----------------------------------------

Redemption of the 11 1/4%  and 10 7/8%  Notes at the Option of the Holders
The holders of the 11 1/4% and 10 7/8% Notes may, at their option, require us to purchase their notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to the date of purchase, if we encounter certain change of control events. Such change of control provisions principally involve any person or group becoming the beneficial owner of 50% or more of the total voting power of our shares, except if such person or group are existing shareholders or an international telecommunications company with substantial experience in mobile telecommunications operations.

Redemption of the 10 3/4% Notes at the Option of the Holders

The holders of the 10 3/4% Notes may, at their option, require us to purchase their notes at a purchase price equal to 101% of the accreted value thereto, plus unpaid interest to the purchase date, if we encounter certain change of control events. Such change of control provisions principally involve any person or group becoming the beneficial owner of 50% or more of the total voting power of our shares, except if such person or group are existing shareholder or an international telecommunications company with substantial experience in mobile telecommunications operations.

The above mentioned accreted value means a redemption price of U.S.$ 592.41 to U.S.$ 1,000 per Note, depending on the redemption date.

Other embedded derivatives

Index swaps

We have bifurcated the derivatives from our finance leasing agreements (see Note 4.2.e and Note 20c to our Financial Statements included elsewhere in this Form 20-F). These index swaps derivatives swap payments based on the Consumer Price Index in the USA ("CPI") into interest-based payments. The CPI is not related to inflation in the Company's own economic environment. Thus, the embedded derivatives are not clearly and closely related to the host contracts.

The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.

The Index swaps are presented in the balance sheet in liabilities (separately short-term and long-term portion) and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period.

Rental derivatives

In accordance with IAS 39 we have bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are our firm commitments and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts also include indexing of lease payments according to changes in the price indices, which is not related to our own economic environment.

We have separated the embedded derivatives and measured them at fair value using models based on discounting estimated future cash flows at money market interest rates.

The rental derivatives are presented in the balance sheet in financial assets/(liabilities), separately short-term and long-term portion, and gains and losses arising from changes in their fair value are included in the statement of operations.

For further details see Note 4.1. a to the Financial Statements included elsewhere in this Form 20-F.

Item 12. Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

We are furnishing financial statements pursuant to the instructions of "Item 18. Financial Statements" in lieu of responding to this item.

Item 18. Financial Statements

The following Financial Statements together with the report of Independent Public Accountants, are included in this Annual Report:

Report of Independent Public Accountants ...............................     F-1
Consolidated Statements of Operations
    for the Years Ended December 31, 2001, 2000 and 1999................     F-3
Consolidated Balance Sheets as of December 31, 2001, 2000 and 1999......     F-4
Consolidated Statements of Cash Flows
    for the Years Ended December 31, 2001, 2000 and 1999................     F-5
Consolidated Statements of Changes in Equity
    for the Years Ended December 31, 2001, 2000 and 1999 ...............     F-6
Notes to the Consolidated Financial Statements..........................     F-7

Item 19. Exhibits

Exhibit No.         Description
-----------         -----------
10.1                Amended (euro)150 Million Bank Credit Facility Agreement
10.2                Letter from the Management Board of Polska Telefonia Cyfrowa
                    Sp. z o.o., dated March 27, 2002 regarding representation received from Arthur Andersen Sp. z o.o.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             POLSKA TELEFONIA CYFROWA Sp. z o.o.
                                                                    (Registrant)


                                                    By: /s / Boguslaw Kulakowski
                                           Boguslaw Kulakowski, Director General


                                                       By: /s / Martin Schneider
                                         Martin Schneider, Director of Strategy,
                                                               Marketing & Sales


                                                       By: /s / Jonathan Eastick
                                           Jonathan Eastick, Director of Finance


Date: March 29, 2002

                    Report of Independent Public Accountants


     To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

     We have audited the accompanying consolidated balance sheets of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries as of December 31, 2001, 2000 and 1999, and the related consolidated statements of operations, consolidated statements of changes in equity and consolidated statements of cash flows for each of the consecutive three years ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the consecutive three years ended December 31, 2001 in accordance with Statements of International Accounting Standards ("IAS") issued by the International Accounting Standards Board ("IASB").

     Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States ("US GAAP"). A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 32.

     As explained in Note 4.1.b to the consolidated financial statements, the Company has given retrospective effect to the change in its revenue recognition policy relating to multiple-element contracts.



     Warsaw, Poland
     March 1, 2002

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS
FOR THE YEARS ENDED
DECEMBER 31, 2001, DECEMBER 31, 2000
AND DECEMBER 31, 1999

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Consolidated Statements of Operations
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                          Year ended           Year ended           Year ended
                                              Notes    December, 31 2001    December, 31 2000    December 31, 1999
                                              -----    -----------------    -----------------    -----------------
                                                                               (restated)           (restated)
Net sales                                       7           4,344,896            3,684,723            2,515,556

Cost of sales                                   8          (2,727,437)          (2,286,426)          (1,586,346)
                                                           ----------           ----------           ----------
Gross margin                                                1,617,459            1,398,297              929,210

Operating expenses                              8            (785,429)            (766,016)            (612,559)
                                                           ----------           ----------           ----------
Operating profit                                              832,030              632,281              316,651

Non-operating items
Interest and other financial income             9             316,616              227,125               58,042
Interest and other financial expenses          10            (694,546)            (716,665)            (456,305)
                                                           ----------           ----------           ----------
Profit/(loss) before taxation                                 454,100              142,741              (81,612)

Taxation charge                                11             (26,879)             (33,354)             (40,891)
                                                           ----------           ----------           ----------
Net profit/(loss) for the period                              427,221              109,387             (122,503)
                                                           ==========           ==========           ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                           Consolidated Balance Sheets
        as at December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                                   As at                As at               As at
                                                   Notes    December, 31 2001    December, 31 2000    December 31, 1999
                                                   -----    -----------------    -----------------    -----------------
                                                                                     (restated)          (restated)
Current assets
    Cash and cash equivalents                       28               36,511             29,465            1,095,509
    Short-term investments and other                12               98,278            191,679              198,468
    financial assets
    Debtors and prepayments                         13              543,422            481,666              464,245
    Inventory                                       14              167,114            209,290              183,980
                                                                  ---------          ---------            ---------
                                                                    845,325            912,100            1,942,202
Long-term assets
    Tangible fixed assets, net                      15            3,783,810          3,514,091            2,573,905
    Intangible fixed assets, net                    16            2,412,810          2,314,171            1,050,775
    Financial assets                                17              105,985             96,880              301,829
    Deferred costs                                  18               69,523            202,747              248,807
                                                                  ---------          ---------            ---------
                                                                  6,372,128          6,127,889            4,175,316
                                                                  ---------          ---------            ---------
Total assets                                                      7,217,453          7,039,989            6,117,518
                                                                  =========          =========            =========
Current liabilities
    Accounts payable                                19              290,436            521,983              709,714
    Amounts due to State Treasury                   19               46,184             44,732               27,790
    Interest-bearing liabilities                    19               82,272          1,335,526              234,746
    Accruals                                        21              234,763            131,614              152,061
    Other liabilities                               19              217,525            148,129               52,349
                                                                  ---------          ---------            ---------
                                                                    871,180          2,181,984            1,176,660
Long-term liabilities
    Interest-bearing liabilities                    20            5,083,933          3,986,391            4,578,412
    Non-interest-bearing liabilities                20              193,822            111,251              163,554
    Deferred tax liability, net                     11               52,121             60,508               27,322
    Provisions for liabilities and charges          21               20,652             12,908                3,764
                                                                  ---------          ---------            ---------
                                                                  5,350,528          4,171,058            4,773,052
                                                                  ---------          ---------            ---------
Total liabilities                                                 6,221,708          6,353,042            5,949,712
                                                                  ---------          ---------            ---------
Capital and reserves                                22
    Share capital                                                   471,000            471,000              471,000
    Additional paid-in capital                                      409,754            409,754                   --
    Hedge reserve                                                   (96,955)                --                   --
    Accumulated profit/(deficit)                                    211,946           (193,807)            (303,194)
                                                                  ---------          ---------            ---------
                                                                    995,745            686,947              167,806
                                                                  ---------          ---------            ---------
Total equity and liabilities                                      7,217,453          7,039,989            6,117,518
                                                                  =========          =========            =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                          Year ended           Year ended           Year ended
                                                       December, 31 2001    December, 31 2000    December 31, 1999
                                                       -----------------    -----------------    -----------------
                                                                                (restated)           (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit /(loss) before taxation                           454,100              142,741              (81,612)
Adjustments for:
Depreciation and amortization                                850,572              519,705              281,697
Charge to provision                                           67,626              146,624              143,890
and write-offs of doubtful debtors
Charge to provision for inventory                             11,151                7,082                4,410
Other provisions long-term                                     7,744                9,144                3,764
Foreign exchange (gains)/losses, net and changes in          (91,609)             (92,207)             143,602
financial instruments fair value
(Gain)/loss on disposal of tangibles and intangibles          (1,582)               8,664                8,146
Interest expense, net                                        469,539              501,580              247,527
                                                                               ----------           ----------
Operating cash flows before working capital changes        1,767,541            1,243,333              751,424

(Increase)/decrease in inventory                              31,025              (32,392)            (110,918)
Increase in debtors, prepayments and deferred cost          (129,383)            (104,527)            (342,701)
Increase/(decrease) in trade payables and accruals           (69,851)              (1,869)             173,699
                                                          ----------           ----------           ----------
Cash from operations                                       1,599,332            1,104,545              471,504

Interest paid                                               (450,820)            (453,183)            (103,220)
Interest received                                             15,213               38,005                7,277
Income taxes paid                                             (1,325)              (4,451)             (25,549)
                                                          ----------           ----------           ----------
Net cash from operating activities                         1,162,400              684,916              350,012

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets                      (1,372,058)            (329,064)            (346,019)
Purchases of tangible fixed assets                        (1,128,118)          (1,434,875)            (985,298)
Proceeds from/ (purchase of) investments, net                199,699              193,959             (511,603)
Proceeds from sale of equipment and intangibles               25,250               14,905                7,309
                                                          ----------           ----------           ----------
Net cash used in investing activities                     (2,275,227)          (1,555,075)          (1,835,611)

CASH FLOWS (USED IN)/
FROM FINANCING ACTIVITIES:
Net proceeds from Bank Credit Facilities                   1,288,594                   --                   --
Proceeds from/(repayment) of Loan Facility                  (836,158)            (248,643)             487,972
Proceeds from Notes issued                                   704,141                   --            1,843,822
Proceeds from shareholder's loan                                  --                   --              296,756
Net change in overdraft facility                             (36,342)              36,342              (24,558)
Additional paid-in capital, net                                   --               16,827                   --
                                                          ----------           ----------           ----------
Net cash (used in)/from financing activities               1,120,235             (195,474)           2,603,992

Net (decrease)/increase in cash and cash equivalents           7,408           (1,065,633)           1,118,393

Effect of foreign exchange changes                              (362)                (411)             (28,579)
on cash and cash equivalents

Cash and cash equivalents at beginning of period              29,465            1,095,509                5,695
                                                          ----------           ----------           ----------
Cash and cash equivalents at end of period                    36,511               29,465            1,095,509
                                                          ==========           ==========           ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                  Consolidated Statements of Changes in Equity
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

                                                 Additional
                                      Share       paid-in       Hedge      Accumulated
                                     Capital      capital      reserve   profit/(deficit)     Total
                                     -------     ----------    -------   ----------------     -----
Balance as at January 1, 1999        471,000           --           --       (180,691)        290,309
(restated)

Net loss for the period                   --           --           --       (122,503)       (122,503)
                                     -------      -------      -------       --------        --------
Balance as at December 31, 1999      471,000           --           --       (303,194)        167,806
(restated)
                                     =======      =======      =======       ========        ========

Balance as at January 1, 2000        471,000           --           --       (303,194)        167,806
(restated)

Additional paid-in capital                --      409,754           --             --         409,754

Net profit for the period                 --           --           --        109,387         109,387
                                     -------      -------      -------       --------        --------
Balance as at December 31, 2000      471,000      409,754           --       (193,807)*       686,947
(restated)
                                     =======      =======      =======       ========        ========

Balance as at January 1, 2001        471,000      409,754           --       (193,807)*       686,947

Effect of adopting IAS 39 (see            --           --           --        (21,468)        (21,468)
Note 4.1.a)
                                                               -------       --------        --------
Adjusted balance as at January       471,000      409,754           --       (215,275)        665,479
1, 2001

Fair value losses on cash flow            --           --      (96,955)            --         (96,955)
hedge, less tax effect

Net profit for the period                 --           --           --        427,221         427,221
                                     -------      -------      -------       --------        --------
Balance as at December 31, 2001      471,000      409,754      (96,955)       211,946         995,745
                                     =======      =======      =======       ========        ========

* The amount of PLN 193,807 representing accumul ated deficit as at December 31, 2000 includes PLN 11,736 (decrease of accumu lated defici t) of the revenue recognition retrospective adjustment (see Note 4. 1.b).


              The accompanying notes are an integral part of these
                       consolidated financial statements.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

1.   Incorporation and Principal Activities

     Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

     The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System ("UMTS") standard (see Note 4.2.b and 16).

     The principal activities of the Company are not seasonal or cyclical.

     Authorization of the consolidated financial statements

     These consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated) were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on March 1, 2002.

2.   Significant events in the year 2001

     On February 20, 2001 the Company signed the two loan facility agreements ("Main Bank Facility Agreement" and "Supplemental Bank Facility Agreement"- together "Bank Credit Facilities") with the consortium of banks ("Bank Consortium") organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development. The Bank Credit Facilities were signed in order to support the GSM business and UMTS development and to refinance the Loan Facility arranged in 1997 with Citibank N.A. (see Note 20b).

     On March 30, 2001 the Company signed the senior subordinated bridge facility agreement organized by Deutsche Bank AG London ("Bridge Facility") to fund approximately one third of the UMTS License installment due on March 30, 2001. The Bridge Facility was repaid in May 2001.

     On April 24, 2001 the Registration Court in Warsaw registered the pledge on substantially all of the Company's assets in favour of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

     On May 8, 2001, the Company finalized its third long-term Notes issuance for the amount of EUR 200 million that will mature on May 1, 2008 (see Note
     20a). Proceeds from the Notes issuance were used to partially repay the Bank Credit Facilities in the amount of EUR 150 million and the Bridge Facility in the amount of EUR 28 million.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

2.   Significant events in the year 2001 (continued)

     On May 25, 2001, the Bank Consortium that organized the Bank Credit Facilities accepted the UMTS business plan of the Company. This approval removes all restrictions on the Company's utilization of funds available under these facilities for UMTS operational and capital expenditures.

     On September 24, 2001 the Supplemental Bank Facility Agreement was amended to increase the available tranches of the facility by EUR 50 million (see
     Note 20b).

     During September 2001, the Company together with both other wireless operators in Poland submitted a request to URT (the Regulator for the Telecommunication Market in Poland) to extend the UMTS service launch deadlines by 12 months till January 1, 2005. As at the date of these financial statements the Company has not received a response from URT.

     Also during August 2001, the Company submitted a request to URT to reduce the cost of its GSM 1800 license from EUR 100 million to EUR 50 million. In 1999, the Company committed to pay EUR 100 million for use of the relevant frequencies across the whole country while its competitors, purchased similar rights for a limited area for lower price. In its claim the Company is seeking equal treatment to its competitors. As at today, the Company has not received any decision from URT.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

3.   Principles of Consolidation

     a.   Group Entities

     The consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

     All intercompany balances and transactions are eliminated in consolidation.

     On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. has no subsidiaries on its own.

     On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long-term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

     Additionally, the Company acquired 125 fully-paid shares with a par value of EUR 1,000 each issued by PTC International Finance II S.A. and contributed all of its shares except one, (owned by the Company, but held locally, due to legal requirements) to PTC International Finance (Holding) B.V. in exchange for 1 additional share of PTC International Finance (Holding) B.V. thus, PTC International Finance II S.A. became a fully owned subsidiary of PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries on its own.

     b.   Reporting Currency

     The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). The majority of the Company's receivables and the large part of its short-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company.

     The  accompanying   consolidated   financial  statements  are  reported  in
     thousands of PLN.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies

     The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards ("PAS"). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Board. These adjustments and their effect on earnings for the years ended December 31, 2001, December 31, 2000 and December 31, 1999 are shown in Note 31 to these consolidated financial statements.

     The differences between International Accounting Standards ("IAS") and generally accepted accounting principles in the United States ("U.S. GAAP") and their effect on net results for the years ended December 31, 2001, 2000 and 1999 have been presented in Note 32 to these consolidated financial statements.

     The IAS rules that were mandatory as at December 31, 2001 were applied to these consolidated financial statements.

     At January 1, 2001 the  Company  adopted  IAS 39 -  Financial  Instruments:
     Recognition and Measurement ("IAS 39"). The effect of adopting of IAS 39 is summarized in the consolidated statement of changes in shareholders' equity and further information is disclosed in the Note 4.1.a.

     In the first quarter of 2001 the Company applied new revenue recognition policy related to multiple-element contracts. Accordingly, the Company calculated the effect of the revenue recognition policy and restated all interim information previously reported during 2000. The effect of the application is disclosed in the Note 4.1.b.

4.1. Introduction of new standards

     a.   Adoption of IAS 39

     At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001.

     The adoption of IAS 39 resulted as at January 1, 2001 in an increase of accumulated deficit of PLN 21,468, which was due to following adjustments:


          Options embedded in long-term Notes                           (22,174)
          Derivatives embedded in finance lease contracts               (11,715)
          Derivatives split from rental contracts                         6,789
          Initial treatment of transaction costs                          5,632
                                                                        -------
                                                                        (21,468)
                                                                        =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.1. Introduction of new standards (continued)

     a.   Adoption of IAS 39 (continued)

     Recognition and measurement

     In accordance with IAS 39, all financial assets and financial liabilities are recognized in the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted for at the trade date.

     The table below presents the measurement categorization of financial assets and liabilities

       Category                       Balance sheet item                Measurement

       Financial assets

       Held for trading               Cash and cash equivalent,         Fair value
                                      Derivatives: forward contracts,   Fair value model using market data
                                      Note options

       Held to maturity               Short-term investments            Amortized cost

       Loans and receivables          Trade and other debtors           Original recorded cost
       originated by the Company

       Hedging derivatives            Cross currency interest rate      Fair value model using market data
                                      swaps

       Financial liabilities

       Held for trading               Forward contracts                 Fair value model using market data
                                      Index swaps                       Fair value model using market data

       Non-trading liabilities        License liabilities               Amortized cost
                                      Construction payables             Original recorded cost
                                      Trade and other creditors         Original recorded cost
                                      Long-term Notes                   Amortized cost
                                      Finance lease                     Amortized cost
                                      Bank Credit Facilities            Costs plus accrued interest
                                      Overdrafts                        Costs plus accrued interest
                                      Accruals                          Original recorded cost

       Hedging derivatives            Cross currency interest rate      Fair value model using market data
                                      swaps

     Derecognition

     The Company derecognises a financial asset or a portion of a financial asset if the Company loses control of the contractual rights that comprise the financial asset or a portion of a financial asset.

     The Company removes a financial liability (or a part of a financial liability) from its balance sheet when, and only when, it is extinguished - that is when the obligation specified in the contract is discharged, cancelled, or expires.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.1. Introduction of new standards (continued)

     a.   Adoption of IAS 39 (continued)

     Notes

     The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 20a). The Notes were recognized at fair value of consideration received with transaction costs and call options recognition included in the initial measurements. They are amortized accordingly to effective interest rates.

     Foreign exchange forward contracts ("Forward contracts")

     The Company enters into derivative financial instruments such as forward contracts to hedge its foreign exchange transaction exposure (see Note 24). Forward contracts are valued in the balance sheet at their fair value and are presented in current assets or liabilities. The fair value is calculated using a market model.

     The Company has not applied hedge accounting for forward contracts in the consolidated financial statements. They are treated as derivative financial instruments held for trading purposes and gains or losses resulting from these transactions are included in the consolidated statement of operations. The forward contracts are used according to the Company's hedging policy and strategy.

     The Company had applied IAS 39 principles to forward contracts before January 1, 2001.

     Cross currency interest rate swaps ("CC swaps")

     The Company uses cross currency  interest rate swap  transactions  to hedge its exposure against foreign currency fluctuations on fixed interest liabilities related to the Notes (see Note 24). These contracts are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future coupon payments. The CC swaps are valued in the balance sheet at their fair value based on the quoted market prices. They are presented in long-term financial assets/(liabilities) and short-term assets/(liabilities) depending on maturity of the related coupon.

     The Company applied hedge accounting for the CC swaps. As a result changes in the fair value of the derivatives that are highly effective are recognized in shareholders' equity, net of tax effect. Amounts deferred in shareholders' equity are transferred to the statement of operations and classified as financial income or expense in the periods when the hedged coupon payments accrue in the statement of operations.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.1. Introduction of new standards (continued)

     a.   Adoption of IAS 39 (continued)

     Cross currency interest rate swaps ("CC swaps") (continued)

     The Company documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific hedged transactions. The Company also documents its assessment, both at the hedge inception and on the ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     Embedded derivatives

     An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable such as an interest rate, security price, commodity price, foreign exchange rate, index of prices or rates and others. The Company separates the embedded derivatives from the host contracts and accounts for them as derivatives if the following conditions are met:

     - the economic characteristics together with risks of the embedded derivatives and the host contracts are not clearly and closely related,

     - a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,

     - the hybrid instrument is not measured at fair value with changes in fair value reported in the statement of operations.

     o    Options embedded in the long- term Notes ("Note options")

     Long-term Notes issued by the Company have embedded derivatives - options of issuer and holders (see Notes 20a and 24). The issuer options are separated from host contracts and accounted for as a derivative under IAS 39.

     The valuation of Note options is done with the use of the binominal model. The model is based on the backward induction methodology using the replication rule, stating that a portfolio of base instruments at their present value can replace an option.

     The options are presented in the balance sheet in financial assets and gains and losses arising from changes in their fair value are included in the statement of operations for the period.

     As at January 1, 2001 the Company recognized the options value at PLN 18,077. The respective adjustment resulted in an increase of the Notes liabilities by PLN 46,874 and an increase of the accumulated deficit by PLN 22,174, net of a tax benefit.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.1. Introduction of new standards (continued)

     a.   Adoption of IAS 39 (continued)

     Embedded derivatives (continued)

     o    Derivatives embedded in finance lease contracts ("Index swaps")

     The Company has bifurcated the derivatives from its finance leasing agreements (see Note 4.2.e and 20c). These derivatives swap payments based on the Consumer Price Index in the USA ("CPI") into interest-based payments. CPI is not related to inflation in the Company's own economic environment. Thus, the embedded derivatives are not clearly and closely related to the host contracts.

     The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.

     The Index swaps are presented in the balance sheet in liabilities (separately short-term and long-term portion) and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period.

     As at January 1, 2001 the Company separated the Index swaps from the leasing liabilities and recognized with a negative fair value of PLN 35,962 as derivatives under long-term liabilities. As a result the finance leasing liabilities decreased by PLN 20,748. The respective adjustment of retained earnings resulted in an increase of the accumulated deficit by PLN 11,715, net of a tax benefit.

     o    Derivatives split from rental contracts ("Rental derivatives")

     In accordance with IAS 39 the Company has bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are firm commitments of the Company and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts also include indexing of lease payments according to changes in the price indices, which is not related to the Company's own economic environment.

     The Company has separated the embedded derivatives and measured them at fair value using models based on discounting estimated future cash flows at money market interest rates.

     The rental derivatives are presented in the balance sheet in financial assets/(liabilities), separately short-term and long-term portion, and gains and losses arising from changes in their fair value are included in the statement of operations.

     The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 6,789, net of a tax charge.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.1. Introduction of new standards (continued)

     a.   Adoption of IAS 39 (continued)

     Transaction costs

     In accordance with IAS 39 transaction costs, being incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability are included in the initial measurement of all financial assets and liabilities. Prior to IAS 39 implementation the Company deferred transaction costs and amortized over the period of financing. After adoption of IAS 39 the Company included the transaction costs related to the issuance of the Notes (fixed term to maturity instruments) in the Notes initial measurement.

     The related adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 5,632, net of a tax charge.

     The transaction costs related to the Loan Facility and Bank Credit Facilities (variable term to maturity instrument) were reclassified from deferred costs into intangible assets (see Note 16 and 18).

     b.   Revenue recognition - multi-element contracts

     In the first quarter of 2001, the Company adopted a new accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 11,736, net of a tax charge and there were no changes to the balances as at January 1, 2000 and 1999. Both, net sales and cost of sales increased by PLN 41,728, PLN 52,303 and decreased by PLN 76,505 in 2001, 2000 and 1999, respectively.

     The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set criteria for recognition of multiple-element transactions and their presentation in the IAS consolidated financial statements.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

     The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

     Multi-element contract (handset, activation and telecommunication service)

                          Separable                               Non-separable

       Accounting         Activation represents up-front          Handset, activation and service are
       treatment          non-refundable fee.                     treated as multi-element contract
                                                                  that is non-separable.

                          Handset is sold separately from
                          the rest of the multi-element
                          contract

       Revenue            Activation and handset revenue is       Multiple Element Revenue:
       recognition        recognized immediately.                 Activation and handset revenue is
                                                                  deferred over average expected life
                                                                  of the customer.

       Cost               Cost of the activation card and         Multiple Element Cost:
       recognition        handset is recognized immediately.      Cost of activation card and cost of
                                                                  handset equal to activation and handset
                                                                  revenue is deferred over average
                                                                  expected life of the customer. The
                                                                  excess of the costs over revenues is
                                                                  immediately expensed.

     Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

4.2. Other accounting standards

     a.   Tangible Fixed Assets

     Tangible fixed assets are shown at historical cost less accumulated depreciation.

     The costs of tangible fixed assets include foreign exchange differences and interests resulting from payments or valuation of liabilities financing the relevant tangible fixed asset acquisition or construction.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.2. Other accounting standards (continued)

     a.   Tangible Fixed Assets (continued)

     Depreciation  is  calculated  using  the  straight-line   method  over  the
     estimated useful life of the asset. The following depreciation rates have been applied:

                                       Annual rate               Estimated
                                          in %             Useful Lives in years
                                      -------------        ---------------------
       Leasehold improvements                                    Lease term
       Buildings                         2.5%                        40
       Plant and equipment             6.7 -  30.0%               3.3 - 15
       Motor vehicles                 12.5 - 30.0%                3.3 -  8
       Other                           4.0 - 20.0%                  5 - 25

     b.   Intangible Fixed Assets

     Licenses

     Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the license value during its development period. The cost of the GSM 1800 and UMTS licenses includes also interests and foreign exchange differences resulting from payments or valuation of liabilities related to financing the license acquisitions. The licenses are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 license - over 14.5 years (173 months); GSM 1800 license - over 14.5 years (174 months) and UMTS license will be amortized over 20 years (240 months) from the date of the operational start-up of the underlying services.

     For further disclosure see Note 16.

     Other intangible fixed assets

     Other intangible assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful life of the asset. The following amortization rates have been applied:

                                   Annual rate in %
                                   ----------------
       Computer software             20.0 - 50.0%
       Network software               6.7 - 66.7%
       Trademarks                        6.7%

     The Company implemented in 2001 amortization rates for computer software used in the network equipment in range of 6.7% - 66.7%. The amortization charges for this software are calculated using the straight-line method over the further estimated useful life of the network equipment starting from the date on which new software is brought into use.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.2. Other accounting standards

     c.   Debtors

     Amounts due from debtors are measured at cost net of provisions for doubtful accounts. The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

     d.   Inventories

     Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using weighted average cost formulas.

     The costs of inventories become unrecoverable if those inventories are damaged, become wholly of partially obsolete or if their selling price declines. The Company writes down the cost of inventories to net realizable value by setting adequate provisions netted with related inventory balance.

     e.   Leasing

     The Company acquired its head-office premises under finance lease conditions and initially recognized assets and liabilities in the balance sheet at amounts equal to the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Company's incremental borrowing rate was used. The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps - see Note 4.1.a) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also "Tangible fixed assets held under capital lease" in Note 15, "Finance leases" in Note 20c.

     f.   Special funds

     Special funds consist primarily of the social fund. The social fund is an employer's obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

     g.   Advertising expense

     The Company charges the cost of advertising to expense as incurred.

     h.   Vacation pay

     Vacation pay is accrued when earned by employees.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

4.   Principal Accounting Policies (continued)

4.2. Other accounting standards (continued)

     i.   Taxation

     The income tax charge is based on profit for the period and takes into account deferred taxation. Deferred taxation is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its taxable base.

     Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

     j. Net sales

     Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

     k.   Transactions in foreign currencies

     Transactions denominated in foreign currencies are recorded in the local currency (the Polish zloty - PLN) at actual exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are reported at the rates of exchange prevailing at the end of the period. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is recorded in the statement of operations as a foreign exchange gain or loss and included in non-operating items in the statement of operations, unless capitalized - see points: (a) tangible fixed assets and (b) intangible fixed assets (license) and (m) below (borrowing costs).

     l.   Use of estimates

     Preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     m.   Capitalization of borrowing costs

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

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

5.   Events after the balance sheet date

     Effective January 2002 the Company changed the useful lives for a part of network fixed assets and related depreciation rates from 4% - 12.5% to 10%
     - 25%,  according to the Management  Board's  Resolution  dated January 29,
     2002.

6.   Financial risk management

     The Company's treasury function is responsible for managing financial risk in accordance with the Company's hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below:

     The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the treasury function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Supervisory Board.

     The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board must approve any actions taken to hedge translation risk.

     a.   Foreign exchange risk

     A significant proportion of the financing liabilities of the Company is denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and book value of the Company in PLN terms.

     The treasury function manages the foreign exchange exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures").

     Hedge activities are undertaken on the basis of short to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Supervisory Board on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing, they are in compliance with hedging policy and constitute integral part of annually accepted hedging strategies.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

6.   Financial risk management (continued)

     a.   Foreign exchange risk (continued)

     The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

     Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

     -    forward  and  non-delivery   forward   transactions  ("NDF  contracts/
          transactions"),

     -    currency swaps,

     -    cross-currency interest rate swaps,

     -    foreign exchange options.

     In 2001 the Company started hedging its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes by concluding cross-currency interest rate swaps (see Note 4.1.a and 24).

     In respect of short-term hedging the Company entered into a series of foreign exchange forward and NDF contracts together with foreign exchange options to reduce volatility of current operating and financial cash flows resulting from foreign exchange rate fluctuations (see Note 24).

     The Company has not applied hedge accounting to the above risk management activities, except for CC swaps (see Note 4.1.a).

     b.   Interest rate risk

     The Company is exposed to interest rate risk related to short-term and long-term credit facilities. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The Company's interest bearing liabilities are based on fixed and floating interest rates.

     Debt  liabilities  based on fixed  interest  rate are as follows  (see Note
     20a):

     -    the 103/4 Notes with a face value of USD 253,203,000

     -    the 111/4 Notes with a face value of USD 150,000,000

     -    the 111/4 Notes with a face value of EUR 300,000,000

     -    the 10 ? Notes with a face value of EUR 200,000,000

     Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 20b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

     The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. The Company is protected against such a scenario by series of prepayment options embedded into all Notes.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

6.   Financial risk management (continued)

     b.   Interest rate risk (continued)

     The Company's interest rate exposure is managed by:

     -    varying the maturity periods of investments and borrowings,

     - varying the proportions of debt which bears interest on a fixed and a floating basis,

     - varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

     In addition to the interest rate management tools described above, the Company may, in line with its hedging policy enter into the following interest rate hedging transactions:

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

     The Company maintains provisions for potential credit losses and such losses which in the aggregate, have not exceeded Management's expectations. With the exception of Telekomunikacja Polska S.A. ("TP S.A."), which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

     The balance of receivables as at December 31, 2001, representing the total net commercial credit risk exposure as at this date, is presented in Note 13.

     Financial credit risk

     There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

     The balance of financial assets, short-term investments and other financial assets as at December 31, 2001, representing the total financial credit exposure, is presented in Notes 12 and 17.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

7.   Net sales

                                              Year ended           Year ended           Year ended
                                           December, 31 2001    December, 31 2000    December 31, 1999
                                           -----------------    -----------------    -----------------
                                                                    (restated)           (restated)
     Service revenues and fees                 4,123,555            3,460,579            2,374,827
     Sales of telephones and accessories         221,341              224,144              140,729
                                               ---------            ---------            ---------
                                               4,344,896            3,684,723            2,515,556
                                               =========            =========            =========

     The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland). The main sources of the Company's revenue are airtime tariffs, consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for calls that originate or terminate in the Company's network, and calls placed by the Company's subscribers on foreign networks ("roaming calls").

8.       Costs and expenses

                                                  Year ended           Year ended           Year ended
                                               December, 31 2001    December, 31 2000    December 31, 1999
                                               -----------------    -----------------    -----------------
                                                                        (restated)           (restated)
     Cost of sales:
          Cost of services sold                    1,778,687            1,383,893              944,420
          Cost of sales of telephones and            948,750              902,533              641,926
          accessories
                                                   ---------            ---------            ---------
                                                   2,727,437            2,286,426            1,586,346

     Operating expenses:
          Selling and distribution costs             585,463              576,318              454,807
          Administration and other operating         199,966              189,698              157,752
          costs
                                                   ---------            ---------            ---------
                                                     785,429              766,016              612,559
                                                   ---------            ---------            ---------
                                                   3,512,866            3,052,442            2,198,905
                                                   =========            =========            =========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

8.   Costs and expenses (continued)

     The following costs and expenses were included in cost of sales:

                                         Year ended           Year ended           Year ended
                                      December, 31 2001    December, 31 2000    December 31, 1999
                                      -----------------    -----------------    -----------------
                                                               (restated)           (restated)
     Merchandise sold                       949,805              895,452              637,516
     External services                      869,995              815,227              635,557
     Depreciation and amortization          790,796              476,011              257,071
     Staff costs                             81,315               71,091               36,717
     Other                                   35,526               28,645               19,485
                                          ---------            ---------            ---------
                                          2,727,437            2,286,426            1,586,346
                                          =========            =========            =========

     The following costs and expenses were included in selling and distribution costs:

                                         Year ended           Year ended           Year ended
                                      December, 31 2001    December, 31 2000    December 31, 1999
                                      -----------------    -----------------    -----------------
                                                               (restated)           (restated)
     External services including all        292,367              259,124              193,396
     advertising costs
     Staff costs                            158,700              127,043               88,873
     Depreciation and amortization           40,213               22,491                9,563
     Other                                   94,183              167,660              162,975
                                            -------              -------              -------
                                            585,463              576,318              454,807
                                            =======              =======              =======

     The following costs and expenses were included in administration costs:

                                         Year ended           Year ended           Year ended
                                      December, 31 2001    December, 31 2000    December 31, 1999
                                      -----------------    -----------------    -----------------
                                                               (restated)           (restated)
     External services                       87,100               80,076               77,623
     Staff costs                             77,904               70,366               52,036
     Depreciation and amortization           19,563               21,203               15,063
     Other                                   15,399               18,053               13,030
                                            -------              -------              -------
                                            199,966              189,698              157,752
                                            =======              =======              =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

9.   Interest and other financial income

                                           Year ended           Year ended           Year ended
                                        December, 31 2001    December, 31 2000    December 31, 1999
                                        -----------------    -----------------    -----------------
                                                                 (restated)           (restated)
     Foreign exchange gains                   207,911              185,195              45,414
     Gains on valuation of derivatives         81,944                   --                  --
     Interest income                           26,761               41,930              12,628
                                              -------              -------              ------
                                              316,616              227,125              58,042
                                              =======              =======              ======

10.  Interest and other financial expenses

                                           Year ended           Year ended           Year ended
                                        December, 31 2001    December, 31 2000    December 31, 1999
                                        -----------------    -----------------    -----------------
                                                                 (restated)           (restated)
     Interest expense                         496,300              543,510             260,155
     Losses on valuation of derivatives       144,226               67,884                  --
     Foreign exchange losses                   54,020              105,271             196,150
                                              -------              -------             -------
                                              694,546              716,665             456,305
                                              =======              =======             =======

11.  Taxation

                                              Year ended           Year ended           Year ended
                                           December, 31 2001    December, 31 2000    December 31, 1999
                                           -----------------    -----------------    -----------------
                                                                    (restated)           (restated)
     Polish current tax benefit/(charge)              --                  802              (10,555)
     Polish deferred tax charge                  (25,460)             (33,186)             (30,088)
     Foreign current tax charge                   (1,419)                (970)                (248)
                                                 -------              -------              -------
     Tax charge                                  (26,879)             (33,354)             (40,891)
                                                 =======              =======              =======


     Tax loss carry forwards available as at December 31, 2001 amounted to PLN 911,374. The loss can be offset against taxable income if any, during the next five fiscal years after December 31, 2001.

     According to the Polish tax regulations, the tax rates in effect in 2001, 2000 and 1999 were 28%, 30% and 34%, respectively. The tax rates set for years 2002, 2003 and 2004 and thereafter are 28%, 24% and 22%, respectively.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

11.  Taxation (continued)

     The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

                                                 Year ended           Year ended           Year ended
                                              December, 31 2001    December, 31 2000    December 31, 1999
                                              -----------------    -----------------    -----------------
                                                                       (restated)           (restated)
     Profit / (loss) before taxation                454,100              142,741              (81,612)

     Tax rate                                            28%                  30%                  34%
                                                   --------             --------              -------
     Tax benefit / (charge) using statutory        (127,148)             (42,822)              27,748
     rate

         Permanent differences                       12,309              (19,256)              (5,643)

         Change in temporary differences for         32,653                 (712)             (62,053)
         which realization is not probable

         Effect of different tax rates                1,881                4,685                  559
         and rules in foreign entities

         Change in tax rates                         51,803               23,343               14,364

         Tax loss carry forward for which                --                   --              (12,049)
         realization is not probable

         Refilling of previous years' tax                --                  802              (10,555)
         return

         Adjustments to deferred taxes                1,623                  606                6,738

                                                   --------             --------              -------
     Tax charge                                     (26,879)             (33,354)             (40,891)
                                                   ========             ========              =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

11.  Taxation (continued)

                                                 Year ended           Year ended           Year ended
                                              December, 31 2001    December, 31 2000    December 31, 1999
                                              -----------------    -----------------    -----------------
                                                                       (restated)           (restated)
     Deferred tax assets in Poland:
          Tax loss carry forward                    227,661               17,688                   --
          Bad debt provision                         82,807               84,365               71,807
          Accrued interest                           49,864               19,132               26,029
          Unrealized foreign exchange                    --                4,474               37,623
          loss, net
          Accrued expenses                           52,672               14,730                9,457
          Financial instruments, net                 46,530               12,844                   --
          Inventory provision                         7,398                4,276                2,293
          Accrued advertising                         7,847                3,812                1,638
          Development costs                              --                  656                1,719
          Book versus tax basis of fixed                 --                   --               21,631
          assets
                                                   --------             --------             --------
                                                    474,779              161,977              172,197

     Temporary differences for which
     realization is not probable ("valuation        (54,585)             (87,967)             (97,037)
     allowance")
                                                   --------             --------             --------
                                                    420,194               74,010               75,160
     Deferred tax liabilities in Poland:
          Book versus tax basis of GSM /UMTS       (386,037)            (127,418)            (102,482)
          licenses
          Book versus tax basis of fixed            (62,794)              (7,100)                  --
          assets
          Unrealized foreign exchange gain,         (23,484)                  --                   --
          net
                                                   --------             --------             --------
     Net deferred tax liability                     (52,121)             (60,508)             (27,322)
                                                   ========             ========             ========

     The amount of valuation allowance as at December 31, 2001 consists primarily of the bad debt provision for which tax deductibility is yet uncertain and as at December 31, 2000 and December 31, 1999 - of the bad debt provision not recoverable together with unrealized foreign exchange losses.

     The increase in tax loss carry forward resulted mainly from payments for telecommunication licenses in 2001 which are tax deductible expenses whereas under accounting rules they represented decrease of liabilities. Under accounting rules the licenses are expensed during their useful life through amortization.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

12.  Short-term investment and other financial assets

                                                      As at              As at              As at
                                                December 31, 2001  December 31, 2000  December 31, 1999
                                                -----------------  -----------------  -----------------
                                                                       (restated)       (restated)
     Treasury Bills                                    91,456            191,679            198,468
     Rental derivatives - short-term portion            6,822                 --                 --
     (see Note 17)
                                                      -------            -------            -------
                                                       98,278            191,679            198,468
                                                      =======            =======            =======

     The Treasury Bills represent short-term portion of US Treasury and German Treasury Bills which are part of an escrow fund established to secure payment of interest during the first two and a half years on the 11 1/4 % Notes.

     The Treasury Bills are recorded at cost plus accrued interest that approximates their market value. Their fair value as at December 31, 2001 amounted to PLN 92 million comparing to PLN 191 million and PLN 198 million as at December 31, 2000 and December 31, 1999, respectively.

     Rental  derivatives   represent   short-term  portion  of  the  derivatives
     separated from rental contracts (see also Notes 4.1.a and 17).

13.  Debtors and prepayments

                                                      As at              As at              As at
                                                December 31, 2001  December 31, 2000  December 31, 1999
                                                -----------------  -----------------  -----------------
                                                                       (restated)       (restated)
     Trade debtors and accrued revenue                671,621            626,054            505,043
     Prepaid expenses                                  24,141             17,660             27,862
     Other debtors                                     19,078             26,188             43,145
     Amounts due from State Treasury                   11,908             32,390             54,835
     Accounts receivable from shareholders                614              1,195                194
                                                     --------           --------           --------
                                                      727,362            703,487            631,079
     Provision for doubtful debtors                  (183,940)          (221,821)          (166,834)
                                                     --------           --------           --------
                                                      543,422            481,666            464,245
                                                     ========           ========           ========

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

14.  Inventory

                                                      As at              As at              As at
                                                December 31, 2001  December 31, 2000  December 31, 1999
                                                -----------------  -----------------  -----------------
                                                                       (restated)       (restated)
     Telephones                                       117,653            154,015            135,362
     Network spare parts and accessories               75,884             70,547             56,808
                                                     --------           --------           --------
                                                      193,537            224,562            192,170
     Inventory provision                              (26,423)           (15,272)            (8,190)
                                                     --------           --------           --------
                                                      167,114            209,290            183,980
                                                     ========           ========           ========

15.  Tangible fixed assets, net

                                           As at              As at              As at
                                     December 31, 2001  December 31, 2000  December 31, 1999
                                     -----------------  -----------------  -----------------
                                                            (restated)       (restated)
     Land and buildings                    186,473            191,372            195,771
     Plant and equipment                 2,821,953          2,688,668          1,954,057
     Motor vehicles                         18,800             12,456             12,061
     Other fixed assets                    548,470            420,473            208,389
     Construction in progress              208,114            201,122            203,627
                                         ---------          ---------          ---------
                                         3,783,810          3,514,091          2,573,905
                                         =========          =========          =========

     During the year ended December 31, 2001 the Company capitalized PLN 6,817 of foreign exchange gains, PLN 15,116 of interest expense and PLN 187 of hedging expense. For the year ended December 31, 2000 the Company capitalized PLN 3,412 of foreign exchange losses and PLN 3,111 of interest expense and for the year ended December 31, 1999, PLN 10,043 of foreign exchange losses and no interest expense was capitalized.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

15.  Tangible fixed assets, net (continued)

     The restated movement in each year was as follows:

                               Land and     Plant and     Motor    Other fixed  Construction
                               Buildings    equipment    vehicles     assets    in progress       Total
                               ---------    ---------    --------     ------    -----------       -----
     Cost
     As at January 1, 1999        80,768      951,995      14,915      48,530       702,567     1,798,775
     Additions                   119,169           --          --       4,164     1,023,527     1,146,860
     Transfers                        --    1,287,060       9,317     182,419    (1,503,373)      (24,577)
     Disposals                        --       (1,273)       (794)     (2,923)      (19,094)      (24,084)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 1999     199,937    2,237,782      23,438     232,190       203,627     2,896,974
                               ---------   ----------    --------    --------    ----------    ----------
     Depreciation
     As at January 1, 1999           814      107,266       6,661      12,852            --       127,593
     Charge                        3,352      189,142       5,158      13,678            --       211,330
     Transfers                        --      (12,190)         --           4            --       (12,186)
     Disposals                        --         (493)       (442)     (2,733)           --        (3,668)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 1999       4,166      283,725      11,377      23,801            --       323,069
                               ---------   ----------    --------    --------    ----------    ----------
     Net book value
     as at December 31, 1999     195,771    1,954,057      12,061     208,389       203,627     2,573,905
                               =========   ==========    ========    ========    ==========    ==========

     Cost
     As at January 1, 2000       199,937    2,237,782      23,438     232,190       203,627     2,896,974
     Additions                       125        7,670          --       2,564     1,323,533     1,333,892
     Transfers                        --    1,060,431       6,140     237,067    (1,303,638)           --
     Disposals                        --      (12,186)       (851)     (3,020)      (22,400)      (38,457)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 2000     200,062    3,293,697      28,727     468,801       201,122     4,192,409
                               ---------   ----------    --------    --------    ----------    ----------
     Depreciation
     As at January 1, 2000         4,166      283,725      11,377      23,801            --       323,069

     Charge                        4,524      331,671       5,559      26,903            --       368,657
     Disposals                        --      (10,367)       (665)     (2,376)           --       (13,408)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 2000       8,690      605,029      16,271      48,328            --       678,318
                               ---------   ----------    --------    --------    ----------    ----------
     Net book value
     as at December 31, 2000     191,372    2,688,668      12,456     420,473       201,122     3,514,091
                               =========   ==========    ========    ========    ==========    ==========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

15.  Tangible fixed assets, net (continued)

                               Land and     Plant and     Motor    Other fixed  Construction
                               Buildings    equipment    vehicles     assets    in progress       Total
                               ---------    ---------    --------     ------    -----------       -----
     Cost
     As at January  1, 2001      200,062    3,293,697      28,727     468,801       201,122     4,192,409
     Additions                        35           --          --       8,881       912,561       921,477
     Transfers                        --      709,370      13,698     164,274      (887,342)           --
     Disposals                        --       (7,450)     (7,204)    (10,930)      (18,227)      (43,811)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 2001     200,097    3,995,617      35,221     631,026       208,114     5,070,075
                               ---------   ----------    --------    --------    ----------    ----------
     Depreciation
     As at January 1, 2001         8,690      605,029      16,271      48,328            --       678,318
     Charge                        4,934      571,670       7,076      44,510            --       628,190
     Transfer                         --        1,108           5      (1,113)           --            --
     Disposals                        --       (4,143)     (6,931)     (9,169)           --       (20,243)
                               ---------   ----------    --------    --------    ----------    ----------
     As at December 31, 2001      13,624    1,173,664      16,421      82,556            --     1,286,265
                               ---------   ----------    --------    --------    ----------    ----------
     Net book value
     as at December 31, 2001     186,473   2,821,953       18,800     548,470     208,114     3,783,810
                               =========   ==========    ========    ========    ==========    ==========

     In 2001 the Company recognized PLN 119,641 of impairment losses related to scheduled sales of part of network equipment. The impairment losses were calculated on the basis of net selling price, which was the price offered by the potential buyers. The impairment losses were recognized as additional depreciation.

     Tangible fixed assets held under capital leases (included in the previous schedule):

                              As at                        As at                      As at
                        December 31, 2001            December 31, 2000          December 31, 1999
                        -----------------            -----------------          -----------------
                                                         (restated)                  (restated)

                    Land    Buildings   Other    Land   Buildings  Other    Land   Buildings   Other
                    ----    ---------   -----    ----   ---------  -----    ----   ---------   -----
     Cost           6,293    193,177     990    6,293    193,177     990    6,293    193,177     990
     Accumulated
     depreciation      --    (13,625)   (240)      --     (8,690)   (140)      --     (4,166)    (41)
                    -----   --------     ---    -----   --------     ---    -----   --------     ---
     Net            6,293    179,552     750    6,293    184,487     850    6,293    189,011     949
                    =====   ========    ====    =====   ========    ====    =====   ========    ====


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.  Intangible fixed assets, net

                                               As at              As at              As at
                                         December 31, 2001  December 31, 2000  December 31, 1999
                                         -----------------  -----------------  -----------------
                                                               (restated)          (restated)
     GSM and UMTS licenses                    2,143,111          2,166,875             953,226
     Computer and network software              240,402            147,150              97,388
     Trademark                                      132                146                 161
     Transaction costs                           29,165                 --                  --
                                              ---------          ---------           ---------
                                              2,412,810          2,314,171           1,050,775
                                              =========          =========           =========

     During the year ended December 31, 2001 the Company capitalized to intangible fixed assets PLN 101,873 of foreign exchange gains, PLN 153,808 of interest expense and PLN 1,428 of hedging expenses. For the year ended December 31, 2000 the Company capitalized to intangible fixed assets PLN 764 of foreign exchange losses and PLN 7,255 of interest expense and for the year ended December 31, 1999 the Company capitalized PLN 3,416 of foreign exchange losses and PLN 15,569 of interest expense.

     Transaction costs as at December 31, 2001 related to the Bank Credit Facilities (see Note 4.1.a).

     The Company has no intangible assets generated internally.

         The restated movement in each year was as follows:

                                           Computer and
                               GSM & UMTS    network                   Transaction
                                Licenses     software     Trade Mark      costs        Total
                               ----------  ------------   ----------   -----------     -----
     Cost
     As at January 1, 1999       700,564      46,691           206           --       747,461
     Additions                   408,905      82,833            --           --       491,738
                               ---------     -------         -----        -----     ---------
     As at December 31, 1999   1,109,469     129,524           206           --     1,239,199
                               ---------     -------         -----        -----     ---------
     Amortization
     As at January 1, 1999       107,498      10,527            32           --       118,057
     Charge                       48,745      21,609            13           --        70,367
                               ---------     -------         -----        -----     ---------
     As at December 31, 1999     156,243      32,136            45           --       188,424
                               ---------     -------         -----        -----     ---------
     Net book value as at
     December 31, 1999           953,226      97,388           161           --     1,050,775
                               =========     =======         =====        =====     =========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.  Intangible fixed assets, net (continued)

                                           Computer and
                               GSM & UMTS    network                   Transaction
                                Licenses     software     Trade Mark      costs        Total
                               ---------   ------------   ----------   -----------     -----
     As at January 1, 2000     1,109,469      129,524          206            --     1,239,199
     Additions                 1,286,030      129,922           --            --     1,415,952
     Disposals                        --       (6,149)          --            --        (6,149)
                               ---------     --------        -----       -------    ----------
     As at December 31, 2000   2,395,499      253,297          206            --     2,649,002
                                             --------        -----       -------    ----------
     Amortization
     As at January 1, 2000       156,243       32,136           45            --       188,424
     Charge                       72,381       78,652           15            --       151,048
     Disposals                        --       (4,641)          --            --        (4,641)
                               ---------     --------        -----       -------    ----------
     As at December 31, 2000     228,624      106,147           60            --       334,831
                               ---------     --------        -----       -------    ----------
     Net book value as at
     December 31, 2000         2,166,875      147,150          146            --     2,314,171
                               =========     ========        =====       =======    ==========

     Cost
     As at January 1, 2001     2,395,499      253,297          206            --     2,649,002
     IAS 39 adjustments               --           --           --        16,553        16,553
                                                                                    ----------
     As at January 1, 2001     2,395,499      253,297          206        16,553     2,665,555
     Additions                        --      222,168           --        34,254       256,422
     Disposals                        --       (6,524)          --       (15,670)      (22,194)
     Capitalization               53,363           --           --            --        53,363
                               ---------     --------        -----       -------    ----------
     As at December 31, 2001   2,448,862      468,941          206        35,137     2,953,146
                               ---------     --------        -----       -------    ----------
     Amortization
     As at January 1, 2001       228,624      106,147           60            --       334,831
     IAS 39 adjustments               --           --           --         5,217         5,217
                               ---------     --------        -----       -------    ----------
     As at January 1, 2001       228,624      106,147           60         5,217       340,048
     Charge                       77,127      128,816           14        16,425       222,382
     Disposals                        --       (6,424)          --       (15,670)      (22,094)
                               ---------     --------        -----       -------    ----------
     As at December 31, 2001     305,751      228,539           74         5,972       540,336
                               ---------     --------        -----       -------    ----------
     Net book value as
     at December 31, 2001      2,143,111      240,402          132        29,165     2,412,810
                               =========     ========        =====       =======    ==========

     Licenses

     The balance of GSM and UMTS licenses consist of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.  Intangible fixed assets, net (continued)

     Licenses (continued)

     The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period one year prior to its expiration date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the Zloty equivalent of EUR 218 million, which was fully paid till December 31, 2001.

     The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions. The Company believes that it is currently in compliance in substance with all of the GSM 900 license conditions.

     The GSM 1800 license was acquired on August 11, 1999 and was in use from March 1, 2000. The Company was required to pay the Polish government a fee equal to the Zloty equivalent of EUR 100 million, which is payable in four installments. As at December 31, 2001 the outstanding liability balance amounted to PLN 55,747 being the last installment payable in 12 months.

     Similar to the GSM 900 license, the GSM 1800 license requires that the Company meets certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that the Company attains geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. The Company has already exceeded this level of coverage.

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

     On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band ("the UMTS license"). The UMTS license is valid for 22 years from the date of acquisition. The Company is required to pay to the Polish government a fee equal to the Zloty equivalent of EUR 650 million, which is payable in 22 installments. For the further disclosure of liability balance see Note 20d.

     The UMTS license requires the Company to attain 20% population coverage by the end of 2004 and 40% population coverage by the end of 2007.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

16.  Intangible fixed assets, net (continued)

     Licenses (continued)

     Currently the Company is also required to start offering UMTS services not earlier that January 1, 2003 and not later than January 1, 2004. In 2001 along with the other wireless operators in Poland the Company submitted a request to URT to extend the UMTS launch deadlines by 12 months. The Company has not received the answer till the day of the authorization of these consolidated financial statements.

     The above-described GSM 900 license, the GSM 1800 license, the UMTS license and the Lease Lines license are not transferable assets.

17.  Financial assets

                                                  As at              As at              As at
                                            December 31, 2001  December 31, 2000  December 31, 1999
                                            -----------------  -----------------  -----------------
                                                                   (restated)          (restated)
     Note Options (see Note 4.1.a and 24)          82,860                 --                 --
     Rental derivatives long-term portion          23,125                 --                 --
     (see Note 4.1.a and 24)
     Long-term investments                             --             96,880            301,829
                                                  -------            -------            -------
                                                  105,985             96,880            301,829
                                                  =======            =======            =======

     As at December 31, 2001 financial assets consisted of the Note options that were separated from host contracts and Rental derivatives that were bifurcated from the foreign currency denominated rental contracts - for description of derivatives see Note 4.1.a and 24.

     As at December 31, 2000, and December 31, 1999 the financial assets consisted of the long-term portion of the Treasury Bills, which are part of an escrow fund established to secure payments of interests on the Notes issued by PTC International Finance II S.A. in 1999. Those Bills have been partially paid during the year 2001. The outstanding balance as at December 31, 2001 amounted to PLN 91,456 and is included in short-term investments and other financial assets (see Note 12).

18.  Deferred costs

                                                  As at              As at              As at
                                            December 31, 2001  December 31, 2000  December 31, 1999
                                            -----------------  -----------------  -----------------
                                                                   (restated)          (restated)
     Multiple-element transaction costs            69,523            111,251            163,554
     Notes issuance cost                               --             67,522             69,897
     Loan Facility issuance cost                       --             11,336             12,493
     Other                                             --             12,638              2,863
                                                  -------            -------            -------
                                                   69,523            202,747            248,807
                                                  =======            =======            =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

18.  Deferred costs (continued)

     Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 4.1.b).

     According to the requirements of IAS 39 Notes issuance costs were included in the initial measurement of long-term Notes liabilities and Loan Facility and Bank Credit Facilities issuance costs were reclassified into intangible assets (see Note 4.1.a).

19.  Current liabilities

                                                           As at              As at              As at
                                                     December 31, 2001  December 31, 2000  December 31, 1999
                                                     -----------------  -----------------  -----------------
                                                                            (restated)         (restated)
     Accounts payable
     Construction payables                                 139,817            354,727            455,557
     Trade creditors                                       147,699            165,508            247,956
     Accounts payable to shareholders                        2,920              1,748              6,201
                                                         ---------          ---------          ---------
                                                           290,436            521,983            709,714

     Amounts due to State Treasury                          46,184             44,732             27,790

     Interest-bearing liabilities
     GSM and UMTS licenses  liability  current              55,747          1,184,488            206,666
     portion (see Note 20d)
     Finance lease  payable - current  portion              21,802             28,845             28,080
     (see Note 20c)
     Index  swaps-current  portion  (see  Note               4,723                 --                 --
     4.1.a, 20c and 24)
     Short-term  portion of Loan Facility                       --             85,851                 --
     (see Note 20b)
     Overdraft facilities                                       --             36,342                 --
                                                         ---------          ---------          ---------
                                                            82,272          1,335,526            234,746

     Accruals (see Note 21)                                234,763            131,614            152,061

     Other liabilities
     Deferred income                                       123,005            100,209             48,998
     Forward contracts (see Note 24)                        88,473             45,873                 --
     Payroll                                                   138              2,047              3,351
     CC swaps-current  portion (see Note 4.1.a               5,909                 --                 --
     and 24)
                                                         ---------          ---------          ---------
                                                           217,525            148,129             52,349
                                                         ---------          ---------          ---------
                                                           871,180          2,181,984          1,176,660
                                                         =========          =========          =========

     In May 1998, the Company entered into a short-term renewable overdraft agreement with Bank Rozwoju Eksportu S.A. The terms provided for maximum borrowings of PLN 30,000 and interest based on 1 month WIBOR plus 0.5% p.a. (12.61 % as at December 31, 2001). As at December 31, 2001 the overdraft facility was not utilized comparing to utilization of PLN 25,950 as at December 31, 2000.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

19. Current liabilities (continued)

     In June 2000, the Company entered into a short-term renewable overdraft agreement with Bank Handlowy w Warszawie S.A. (a member of Citigroup). The terms provided for maximum borrowings of DEM 10,000 thousands and interest based on TOMNEXT WIBOR plus 0.5% p.a. counted for each interest period separately (13.50% as at December 31, 2001). As at December 31, 2001 the overdraft facility was not utilized comparing to utilization of PLN 10,392 (DEM 5,273 thousands) as at December 31, 2000.

20.      Long-term liabilities

                                                           As at              As at              As at
                                                     December 31, 2001  December 31, 2000  December 31, 1999
                                                     -----------------  -----------------  -----------------
                                                                            (restated)         (restated)
     Interest-bearing liabilities
     Long-term Notes                                     3,258,680          2,651,052          2,654,021
     Bank Credit Facilities                              1,288,594                 --                 --
     GSM and UMTS licenses liability                       342,692            389,998            332,491
     Loan Facility                                              --            751,980          1,076,566
     Finance leases payable                                174,112            193,361            190,259
     Index swaps - long-term  portion (see Note             19,855                 --                 --
     4.1.a, 20c and 24)
     Shareholders Loan                                          --                 --            325,075
                                                         ---------          ---------          ---------
                                                         5,083,933          3,986,391          4,578,412

     Non-interest-bearing liabilities
     Multiple-element transaction revenue                   69,523            111,251            163,554
     CC swaps -  long-term  portion  (see  Note            124,299                 --                 --
     4.1.a and 24)
                                                         ---------          ---------          ---------
                                                           193,822            111,251            163,554

     Deferred tax liability, net
     (see Note 11)                                          52,121             60,508             27,322

     Provisions  for  liabilities  and  charges
     (see Note 21)                                          20,652             12,908              3,764
                                                         ---------          ---------          ---------
                                                         5,350,528          4,171,058          4,773,052
                                                         =========          =========          =========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     a.   Notes

     10 3/4 Senior Subordinated Guaranteed Discount Notes ("10 3/4 Notes")

     On July 1, 1997, PTC International Finance B.V., a wholly owned subsidiary of the Company, issued 10 3/4 Notes. The 10 3/4 Notes are unsecured, subordinated obligations of PTC International Finance B.V. and are limited to an aggregate principal amount at maturity of approximately USD 253 million (PLN 1,009 million as at December 31, 2001). The 10 3/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately USD 150 million (PLN 493 million at historical exchange rate). The 10 3/4 Notes will mature on July 1, 2007. Cash interest does not accrue on the 10 3/4 Notes prior to July 1, 2002. The obligations of PTC International Finance B.V. under the 10 3/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10 3/4 Notes are loaned to the Company.

     The 10 3/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

     Issuer Option (CALL)     Redemption, American Type

     Period 1                 July 1, 2002 - July 1, 2007
     Redemption Amount        In whole or in part at price in range of  105.375%
                              - 100.00% of nominal value
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Period 2                 July 1, 1997 - July 1, 2000
     Redemption Amount        Any amount up to 35% of the outstanding  principal
                              amount,  from the net  proceeds of the issuance of
                              ordinary   shares  of  the  Company  in  a  public
                              offering.  Redemption  price - 110.75% of Accreted
                              Value in range of USD 592.41 - USD 1,000 per Note,
                              depending on the redemption date
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Option of holders (PUT)  Right  to  require  the  issuer  to  purchase  the holder's Notes

     Condition                Occurrence of a change of control
     Purchase Amount          All or any part at price of  101.00%  of  Accreted
                              Value in range of USD 592.41 - USD 1,000 per Note,
                              depending on the redemption date
     Plus                     Accrued and unpaid interest to the purchase date

     Change of control events
     Rating Decline           At least two Notches below or withdrawing and, 50%
     50% Voting Power         Voting  Power If any person or group  becomes  the
                              beneficial  owner  of of the  total  voting  power
                              except for Permitted Holders  (basically  existing
                              shareholders     or     large     and     reliable
                              telecommunication  company)
     Consolidation            Sale  of  substantially  all  the  assets  of  the
                              Company


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     a.   Notes (continued)

     10 3/4 Senior Subordinated Guaranteed Discount Notes ("10 3/4 Notes") (continued)

     The 10 3/4 Notes are measured in the balance sheet at an amortized cost. They are traded publicly in the United States and their market value as at December 31, 2001 was 87 % of the nominal value (USD 220 million or PLN 878 million) whilst the carrying amount was PLN 953 million.

     11 1/4 Senior Subordinated Guaranteed Discount Notes ("11 1/4 Notes")

     On November 23, 1999, PTC International Finance II S.A., a wholly owned subsidiary of PTC International Finance (Holding) B.V. that is wholly owned by the Company, issued 11 1/4 Notes. The 11 1/4 Notes are unsecured, subordinated obligations of PTC International Finance II S.A. and are limited to an aggregate principal amount at maturity of EUR 300 million and USD 150 million (together PLN 1,655 million as at December 31, 2001). The 11 1/4 Notes were issued at a discount to their principal amount at maturity to generate gross proceeds of approximately EUR 296 million and USD 148 million (together PLN 1,897 million at historical exchange rate). The 11 1/4 Notes will mature on December 1, 2009. Cash interest accrues on the 11 1/4 Notes and is payable semi-annually, on each June 1 and December 1, beginning in year 2000. The accrued interest on the 11 1/4 Notes is presented in the balance sheet within the current liabilities.

     Payment of the first five interest coupons were and will be delivered from the funds set on escrow account and invested in the Treasury Bills (see
     Note 12). The obligations of PTC International Finance II S.A. under the 11 1/4 Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 11 1/4 Notes are loaned to the Company.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     a.   Notes (continued)

     11 1/4 Senior Subordinated Guaranteed Discount Notes ("11 1/4 Notes") (continued)

     The 11 1/4 Notes are redeemable at the option of the holders or issuer at the following redemption conditions:

     Issuer Option (CALL)     Redemption, American Type

     Period 1                 December 1, 2004 - December 1, 2009
     Redemption Amount        In whole or in part at price in range of  105.625%
                              - 100.00% of nominal value
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Period 2                 November 23, 1999 - December 1, 2002
     Redemption Amount        Any amount up to 35% of the outstanding  principal
                              amount,  from the net  proceeds of the issuance of
                              ordinary   shares  of  the  Company  in  a  public
                              offering.  Redemption  price - 111.25%  of nominal
                              value
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Option of holders (PUT)  Right  to  require  the  issuer  to  purchase  the holder's Notes

     Condition                Occurrence of a change of control
     Purchase Amount          All or any  part at price of  101.00%  of  nominal
                              value
     Plus                     Accrued and unpaid interest to the purchase date

     Change of control events
     Rating Decline           At least two Notches below or withdrawing and,
     50% Voting Power         If any  person  or group  becomes  the  beneficial
                              owner  of 50% or more of the  total  voting  power
                              except for Permitted Holders  (basically  existing
                              shareholders     or     large     and     reliable
                              telecommunication company)
     Consolidation            Sale  of  substantially  all  the  assets  of  the
                              Company

     The 11 1/4 Notes are measured in the balance sheet at an amortized cost. They are traded publicly in the United States and their market value as at December 31, 2001 was 101% of the nominal value for the EUR part (EUR 303 million or PLN 1,067 million) and 102 % of the nominal value for the USD part (USD 153 million or PLN 610 million). The carrying amounts as at December 31, 2001 were PLN 1,035 million and PLN 581 million for EUR and USD parts, respectively.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     a.   Notes (continued)

     10   Senior Subordinated Guaranteed Notes ("10 ? Notes")

     On May 8, 2001, PTC International Finance II S.A., a wholly owned subsidiary of the Company, issued 10 ? Notes with the face value of EUR 200 million (PLN 704 million as at December 31, 2001) and maturity date on May 1, 2008. The 10 ? Notes were issued at par. The interest coupon is paid every January 31 and July 31, commencing July 31, 2001.

     The obligations of PTC International Finance II S.A. under the 10 ? Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10 ? Notes are loaned to the Company.

     The 10   Notes are  redeemable at the option of the holder or issuer at the following redemption conditions:

     Issuer Option (CALL)     Redemption, American Type

     Period 1                 May 1, 2005 - May 1, 2008
     Redemption Amount        In whole or in part at price in range of  105.438%
                              - 100.00% of nominal value
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Period 2                 May 8, 2001 - May 1, 2004
     Redemption Amount        Any amount up to 35% of the outstanding  principal
                              amount,  from the net  proceeds of the issuance of
                              ordinary   shares  of  the  Company  in  a  public
                              offering.  Redemption  price - 110.875% of nominal
                              value
     Plus                     Accrued  and  unpaid   interest  to  the  date  of
                              redemption

     Option of holders (PUT)  Right  to  require  the  issuer  to  purchase  the holder's Notes

     Condition                Occurrence of a change of control
     Purchase Amount          All or any  part at price of  101.00%  of  nominal
                              value
     Plus                     Accrued and unpaid interest to the purchase date

     Change of control events:
     Rating Decline           At least two Notches below or withdrawing and,
     50% Voting Power         if any  person  or group  becomes  the  beneficial
                              owner  of 50% or more of the  total  voting  power
                              except for Permitted Holders  (basically  existing
                              shareholders     or     large     and     reliable
                              telecommunication company) and,
     Consolidation            sale  of  substantially  all  the  assets  of  the
     Supervisory Board        Company, certain changes in Supervisory Board.

     The 10 Notes are measured in the balance sheet at an amortized cost. They are traded publicly in the United States and their market value as at December 31, 2001 was 100% of the nominal value (EUR 200 million or PLN 704 million). The carrying amount as at December 31, 2001 was PLN 690 million.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     b.   Bank Credit Facilities

     On February 20, 2001 the Company signed the Main Bank Facility Agreement amounting to EUR 550 million and the Supplemental Bank Facility Agreement amounting to EUR 100 million with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development.

     As at December 31, 2001 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 873 million, which consisted in full of the domestic tranche (equivalent of EUR 257.5 million at the drawndown foreign exchange rate).

     The main terms of the Main Bank Facility Agreement are as follows:

     Facilities               limits  equivalent  of EUR 550  million  available
                              under  two  tranches:   foreign  exchange  tranche
                              amounting  to  EUR  292.5   million  and  domestic
                              tranche of EUR 257.5 million available in PLN

     Interests                LIBOR, EURIBOR, WIBOR plus negotiated margins

     Collateral               pledge on the  Company's  assets and rights except
                              for future real estates, the escrow fund for Notes and leased assets

     Repayment date           quarterly  reduction  in facility  limit  starting
                              from September 30, 2004 to February 20, 2006.

     As at December 31, 2001 the balance outstanding under Supplemental Bank Facility Agreement amounted to PLN 415 million of domestic tranche (equivalent of EUR 108 million at the drawndown foreign exchange rate). The agreement was amended on September 21, 2001 and extended from EUR 100 million to EUR 150 million.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     b.   Bank Credit Facilities (continued)

     The main terms of the amended Supplemental Bank Facility Agreement are as follows:

     Facilities               limits  equivalent  of EUR 150  million  available
                              under  two  tranches:   foreign  exchange  tranche
                              amounting to EUR 20 million and domestic tranche of EUR 130 million available in PLN

     Interests                LIBOR, EURIBOR, WIBOR plus negotiated margins

     Collateral               pledge on the  Company's  assets and rights except
                              for future real estates, the escrow fund for Notes and leased assets

     Repayment date           reduction   in  facility   limit   starting   from
                              September 30, 2005 to March 31, 2007.

     The changes in the pledge agreement related to the increase of the Supplemental Bank Facility Agreement were registered on October 26, 2001.

     The Loan Facility was paid out from the Bank Credit Facilities newly signed in February 2001.

     c.   Finance leases

     On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land. The headquarters lease obligation is denominated in USD and payable in PLN. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease not sooner than on April 30, 2013 and not later than by the July 31, 2013 (the value of the purchase option calculated as the rental space multiplied by the price per square meter amounts to USD 11,825).

     The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company's borrowing rate for USD as at the date of acquisition of the leased assets.

     The timing and values of lease payments are presented below.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

20.  Long-term liabilities (continued)

     c.   Finance leases (continued)

     The future value payments under finance leases as at December 31, 2001 include full indexing of minimal lease payments (Index swap).

                                                   As at
                                             December 31, 2001
                                             -----------------
                            Future                                        Index
                             Value    Interest  Discounted  Discounted    swaps
                            ------    --------  with index  ----------    -----
                                                   swaps
                                                   -----
     Due in
     one year               31,208      4,683     26,525      21,802      4,723
     two years              32,144      9,757     22,387      18,763      3,624
     three years            33,109     14,361     18,748      16,148      2,600
     four years             34,102     18,565     15,537      13,897      1,640
     five years             35,125     21,798     13,327      12,586        741
     after five years      299,760    175,792    123,968     112,718     11,250
                           -------    -------    -------     -------    -------
                           465,448    244,956    220,492     195,914     24,578
                           =======    =======    =======     =======    =======

                                                 As at
                                          December 31, 2000
                                              (restated)
                           Future Value        Interest           Discounted
                           ------------        --------           ----------
Due in
one year                      30,577              1,732             28,845
two years                     30,577              4,671             25,906
three years                   30,577              7,306             23,271
four years                    30,577              9,662             20,915
five years                    30,577             11,768             18,809
after five years             276,181            171,721            104,460
                             -------            -------            -------
                             429,066            206,860            222,206
                             =======            =======            =======

                                                 As at
                                          December 31, 1999
                                              (restated)
                           Future Value        Interest           Discounted
                           ------------        --------           ----------
Due in
one year                      29,807              1,727             28,080
two years                     29,807              4,676             25,131
three years                   29,807              7,315             22,492
four years                    29,807              9,673             20,134
five years                    29,807             11,782             18,025
after five years             300,363            195,886            104,477
                             -------            -------            -------
                             449,398            231,059            218,339
                             =======            =======            =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

     20.  Long-term liabilities (continued)

     d.   License fee payables

     The fees for the Company's GSM 900, GSM 1800 and UMTS licenses are denominated in EUR and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.06% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company's borrowing rate for EUR as at the date of acquisition of the licenses. As at December 31, 2001 the carrying amount of the GSM 1800 license approximated its fair value and the fair value of the UMTS license amounted to PLN 360 million. As at that date there was no GSM 900 license liability outstanding.

     The balances payable on the licenses as at December 31, 2001 were:

                                        EUR'000       EUR'000      PLN'000
                                        nominal     discounted   discounted
                                        -------     ----------   ----------
     Maturity
     Due in one year (see Note 19)       16,716       15,829       55,747
     Due in year four                    15,000        9,783       34,454
     Due in year five                    15,000        8,726       30,733
     Due after year five                360,000       78,794      277,505
                                        -------      -------      -------
                                        406,716      113,132      398,439
                                        =======      =======      =======

     The restated balances payable as at December 31, 2000 were:

                                        EUR'000       EUR'000      PLN'000
                                        nominal     discounted   discounted
                                        -------     ----------   ----------
     Maturity
     Due in one year (see Note 19)      322,816       307,309     1,184,488
     Due in year two                     16,715        14,498        55,881
     Due in year five                    15,000         8,715        33,592
     Due after year five                375,000        77,969       300,525
                                      ---------     ---------     ---------
                                        729,531       408,491     1,574,486
                                      =========     =========     =========

     The restated balances payable as at December 31, 1999 were:

                                        EUR'000       EUR'000      PLN'000
                                        nominal     discounted   discounted
                                        -------     ----------   ----------
     Maturity
     Due in year one (see Note 19)       51,035       49,573      206,666
     Due in year two                     72,815       66,587      277,596
     Due in year three                   16,716       13,168       54,895
                                        -------      -------      -------
                                        140,566      129,328      539,157
                                        =======      =======      =======


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

21.  Accruals and Provisions for liabilities and charges

                                                  As at         As at         As at
                                              December 31,   December 31,  December 31,
                                                  2001          2000          1999
                                              ------------   ------------  ------------
                                                             (restated)    (restated)
     Accruals
     Accruals                                    231,843       129,756       150,841
     Social fund                                   2,920         1,858         1,220
                                                --------      --------      --------
                                                 234,763       131,614       152,061
                                                ========      ========      ========
     Provisions for liabilities and charges
     Provision for loyalty program
     and potential losses
     Opening balance                              12,908         3,764            --
     Additions                                    15,144        18,789         3,764
     Disposals, including:
         Usage                                    (1,048)       (1,242)           --
         Cancellation                             (6,352)       (8,403)           --
                                                --------      --------      --------
     Closing balance                              20,652        12,908         3,764
                                                ========      ========      ========

     The presentation of the accruals has been changed comparing to the consolidated financial statements for the year 2000. The Company transferred the provision for the loyalty program that has been implemented in October 1999 from short to long-term liabilities.

     The balances of accruals included mainly interests, employee bonuses and operating costs not invoiced.

     The social fund is an employer's obligation based on a mandated calculation based on the number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

22.  Capital

                                                  As at         As at         As at
                                              December 31,   December 31,  December 31,
                                                  2001          2000          1999
                                              ------------   ------------  ------------
                                                             (restated)    (restated)
     Allotted, called-up and fully paid:
     471,000 ordinary shares of PLN              471,000       471,000       471,000
     1,000 each
     Additional paid-in capital                  409,754       409,754            --
                                                 -------       -------       -------
                                                 880,754       880,754       471,000
                                                 =======       =======       =======

     According to the Company's Shareholders' Meeting resolution dated November 30, 2000, the shareholders' equity was increased with the additional paid-in capital. The shareholders contributed the capital proportionally to their voting rights. The contributions were transferred from the Shareholder loan and paid in cash in the amount of PLN 16,827.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

23.  Related party transactions

                                            As at and for the    As at and for     As at and for
                                                year ended      the year ended    the year ended
                                               December 31,       December 31,      December 31,
                                                    2001             2000               1999
                                                    ----             ----               ----
                                                                  (restated)          (restated)
     Elektrim S.A
         Inter-company receivables                   93                132                 --
         Inter-company payables                      23                224                925*
         Inter-company sales                        741                839                560
         Inter-company purchases                    272              1,990              5,615

     Elektrim Telekomunikacja Sp. z o.o. ("ET")
         Inter-company sales                         38                 --                 --

     DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil")
         Inter-company receivables                  521              1,063                 --
         Inter-company payables                   2,897              1,524              5,082*
         Inter-company sales                     24,365             19,670             19,795
         Inter-company purchases                 22,128             22,246             27,543

     MediaOne International B.V. ("MediaOne")
         Inter-company purchases                    278              7,834             14,426

     * Balances of the inter-company payables as at December 31, 1999 represent net amounts.

     Management   believes  that  related  party   transactions  were  conducted
     primarily on market terms.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

24.  Derivative financial instruments

     Type of derivative               Forward and     Note       CC swaps     Index        Rental       Total
                                        option      options                   swaps     derivatives
                                      contracts
                                      -----------   -------      --------     -----     -----------     -----

     Balance as at January 1, 2001     (45,873)      18,077          --      (35,962)       8,853      (54,905)
     asset/(liability)

     Reclassification between
     leasing liability and index
     swap                                   --           --          --       20,890           --       20,890

     Initial measurement of new          1,076        4,227          --           --           --        5,303
     financial instruments

     Cash paid/(received)               90,485           --       1,959       (4,910)      (2,272)      85,262

     Changes in the fair value
     reported in the statement of
     operations                       (134,161)      60,556      (7,868)      (4,596)      23,366      (62,703)

     Changes in the fair value
     reported in shareholders'
     equity (hedge reserve)                 --           --    (124,299)          --           --     (124,299)
                                      --------     --------    --------     --------     --------     --------
     Balance as at December 31,
     2001 asset/(liability)            (88,473)      82,860    (130,208)     (24,578)      29,947     (130,452)
                                      ========     ========    ========     ========     ========     ========

     Forward and foreign exchange option contracts

     During the year 2001 the Company undertook actions aimed at reducing the foreign currency transaction exposure resulting from operating activities forecasted for 2001 and 2002. Realization of the operating activity hedging program included entering into 130 NDF transactions for the total amount of EUR 297 million.

     In order to hedge part of the UMTS license fees payable in 2001 the Company concluded ten NDF transactions for the total amount of EUR 116 million maturing in March and September 2001, and two EUR call PLN put non-delivery options for total amount of EUR 20 million maturing in September 2001.

     The Company entered also into five forward transactions for the amount of EUR 22 million to hedge foreign exchange rate for the repayment of Bank Credit Facility EUR tranche in November 2001.

     CC swaps

     On April 4, 2001 the Company entered into the cross currency interest rate swap transaction which swapped its fixed rate interest coupon payments on EUR 60 million aggregate amount of 11 1/4 Notes with 15.20% coupon payments on PLN 217,140. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

     On May 21, 2001 the Company entered into the cross currency interest rate swap transaction which swapped its fixed rate interest coupon payments on EUR 90 million aggregate amount of 11 1/4 Notes with 15.26% coupon payments on PLN 314,640. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

24.  Derivative financial instruments (continued)

     CC swaps (continued)

     On May 23, 2001 the Company entered into the cross currency interest rate swap transaction which swapped its fixed rate interest coupon payments on EUR 100 million aggregate amount of 10 ? Notes with 13.96% coupon payments on PLN 344,890. The coupons will be swapped during the period commencing on May 8, 2001 and terminating on May 1, 2007.

     On June 1, 2001 the Company entered into the cross currency interest rate swap transaction which swapped its fixed rate interest coupon payments on USD 75 million aggregate amount of 11 1/4 Notes with 14.79% coupon payments on PLN 298,837. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

     On June 11, 2001 the Company entered into the cross currency interest rate swap transaction which swapped its fixed rate interest coupon payments on USD 125 million aggregate amount of 10 3/4 Notes with 13.52% coupon payments on PLN 496,438. The coupons will be swapped during the period commencing on July 1, 2002 and terminating on July 1, 2005.

     On December 10, 2001 the Company entered into two cross currency interest rate swap transactions. The Company swapped its fixed rate interest coupon payments on EUR 75 million aggregate amount of 11 1/4 Notes with 13.56% coupon payments on PLN 271,650. The coupons will be swapped during the period commencing on December 1, 2002 and terminating on December 1, 2007. Under the terms of the second transaction the Company swapped its fixed rate interest coupon payments on EUR 50 million aggregate amount of 10 ? Notes with 12.69% coupon payments on PLN 181,700. The coupons will be swapped during the period commencing on January 31, 2002 and terminating on May 1, 2007.

     As at December 31, 2001 the fair value of the CC swaps described above amounted to a liability of PLN 130,208 of which PLN 124,299 is deferred in equity (as effective cash flow hedge) net of tax effect of PLN 27,344.

     As at December 31, 2001 the Company transferred PLN 5,909 relating to fair value of the CC swaps from the equity to the statement of operations to match with hedged interests. The hedge is fully effective.

     Index swaps and rental derivatives

     As at December 31, 2001 the fair value of rental derivatives amounted to PLN 29,947. The change of fair value in the amount of PLN 21,094 net of tax effect of PLN 4,852 was recognized in the net income (see also Note 4.1.a and 20c).

     Index swaps were presented in the Note 20c.

     Note options

     See Note 4.1.a (recognition and measurement) and Note 20a (conditions).


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

25.  Financial commitments

     a.   Operating leases (not included in liabilities)

     The minimum annual rentals payable on operating leases are as follows:

                                                 As at              As at             As at
                                           December 31, 2001  December 31, 2000 December 31, 1999
                                           -----------------  ----------------- -----------------
                                                                 (restated)         (restated)
         Operating leases maturity
         Due in one year                        13,621              9,218              17,475
         Due in two years                       11,440             13,399               9,010
         Due in three years                      8,244             10,008              14,201
         Due in four years                       8,185              7,182               6,253
         Due in five years                      10,081              6,202               2,345
         Due after five years                   89,693             95,185              31,896
                                               -------            -------             -------
                                               141,264            141,194              81,180
                                               =======            =======             =======

     Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

     b.   Capital equipment commitments (not included in liabilities)

                                                As at              As at              As at
                                          December 31, 2001  December 31, 2000  December 31, 1999
                                          -----------------  -----------------  -----------------
                                                                 (restated)         (restated)

         Authorized and contracted             393,841            970,532             319,725
         Authorized and not contracted         709,780          1,487,877           1,495,522
                                             ---------          ---------           ---------
                                             1,103,621          2,458,409           1,815,247
                                             =========          =========           =========

26.  Contingent liabilities

     As at December 31, 2001 the Company did not have any significant contingent liabilities.

27.  Dividend restriction

     The Company's statutory financial statements are prepared in accordance with Polish accounting regulations. Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As at the date of signing this report there was not Shareholders' decision regarding net income distribution.

     As at the day of authorization of these consolidated  financial  statements
     the  Company's   Shareholders'  Meeting  has  not  made  a  decision  of  a distribution of profits, yet.

     Dividend distribution is restricted mainly by Notes Agreements that require the Company to have Debt to Adjusted Consolidated Net Worth ratio at the level below 2.0:1.0.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

28.  Supplementary cash flow information

     Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

                                                As at               As at              As at
                                            December 31,        December 31,       December 31,
                                                2001                2000               1999
                                            ------------        ------------       ------------
                                                                 (restated)         (restated)
     Balances deposited with banks:
        Current accounts                        10,416             14,669              29,422
        Term deposits with original             25,609             14,033             654,305
        maturity of less than 90 days
        Treasury bills with original                --                 --             410,694
        maturity of less than 90 days
        Social fund cash                           301                602                 468
     Cash on hand                                  185                161                 620
                                             ---------          ---------           ---------
                                                36,511             29,465           1,095,509
                                             =========          =========           =========

     As at December 31, 2001 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 362 of foreign exchange losses, which were reported under interest and other financial expenses. The social fund cash is restricted for the benefits of the employees as described in Note 4.2.f.

     Non-cash transactions                      As at               As at              As at
                                            December 31,        December 31,       December 31,
                                                2001                2000               1999
                                            ------------        ------------       ------------
                                                                 (restated)         (restated)
     UMTS license acquisition                    --             1,279,147                  --
     Transfer of Shareholders' Loan to
     capital (see Note 22)                       --               392,927                  --
     GSM 1800 license acquisition                --                    --             389,923
     Assets acquired under finance lease         --                    --             119,963

29.  Employment

     Average headcount in the Company during the presented years was as follows:

     Non-cash transactions                   Year ended          Year ended         Year ended
                                            December 31,        December 31,       December 31,
                                                2001                2000               1999
                                            ------------        ------------       ------------
                                                                 (restated)         (restated)
     Average headcount                         3,399               2,865              2,170


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

30.  Estimation of the fair values

     The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as at December 31, 2001, 2000 and 1999, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

                                            As at                   As at                   As at
                                        December 31,            December 31,             December 31,
                                            2001                    2000                     1999
                                            ----                    ----                     ----
                                                                 (restated)               (restated)

                                        million PLN             million PLN              million PLN

                                    Carrying   Fair value   Carrying   Fair value    Carrying    Fair value
                                     amount                  amount                   amount

     Financial Assets
     Cash and cash equivalents          37          37          29          29        1,096        1,096
     Short-term investments and         98          99         192         191          198          198
     other financial assets
     Debtors and accrued revenue       507         507         432         432          382          382
     Financial assets                  106         106          97          97          302          299
     (long-term)

     Financial Liabilities
     Current liabilities and           680         680       2,008       2,008        1,072        1,072
     accruals
     Long-term liabilities           5,055       5,073       3,806       3,526        4,392        4,315

     Debtors, current liabilities and accruals

     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

     The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates as at the year-end balance sheet dates.

     Cash and cash equivalents, short-term investments and financial assets (long-term)

     The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term and long-term investments is based on quoted market values.

     Long-term liabilities

     The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

31.  Supplementary Information to IAS Consolidated Financial Statements

     A reconciliation of the Company's consolidated net profit/(loss) under PAS and IAS is summarized as follows:

                                                   Year ended         Year ended        Year ended
                                                  December 31,       December 31,      December 31,
                                                      2001               2000              1999
                                                      -----              ----              ----
                                                                      (restated)        (restated)

     Net profit / (loss)                             263,442           62,795          (138,203)
     under PAS
     Foreign translation difference                   (2,098)            (636)           (1,582)
     IAS adjustment for GSM                            6,279            5,992             4,562
     licenses amortization
     IAS adjustment for GSM                          (11,186)         (26,591)          (22,602)
     licenses discount
     Unrealized foreign exchange differences         111,227           45,188            29,569
     Finance lease                                    (5,173)            (511)            1,113
     IAS assets adjustment                            (2,400)          (2,972)             (964)
     Development and start-up costs                    2,296            3,586             3,586
     Notes valuation                                   6,132               --                --
     Valuation of financial instruments               77,056               --                --
     Change in revenue recognition policy             50,019           16,300                --
     Deferred tax benefit/(charge)                   (68,373)           6,236             2,018
                                                    --------         --------          --------
     Net profit/(loss)
     under IAS (restated)                            427,221          109,387          (122,503)
                                                    ========         ========          ========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

31.  Supplementary Information to IAS Consolidated Financial Statements
     (continued)

     A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows:

                                                     As at              As at             As at
                                                  December 31,       December 31,      December 31,
                                                      2001               2000              1999
                                                      -----              ----              ----
                                                                      (restated)        (restated)

     Shareholders' equity under PAS                   788,192          623,371          151,681
     Foreign translation difference                    (1,861)          (1,429)          (1,652)
     IAS adjustment for GSM                            27,892           21,613           15,621
     licenses amortization
     IAS adjustment for GSM                           (90,961)         (79,775)         (53,184)
     licenses discount
     Unrealized foreign exchange                      196,270           85,043           39,855
     differences
     Finance lease                                    (17,681)           2,706            3,217
     IAS assets adjustment                              5,396            7,796           10,768
     Development and start-up costs                        --           (2,296)          (5,882)
     Notes valuation                                   17,012               --               --
     Valuation of financial instruments                53,424               --               --
     Change in revenue recognition policy              66,319           16,300               --
     Deferred tax asset/(liability)                   (48,257)          13,618            7,382
                                                     --------         --------         --------
     Shareholders' equity under IAS (restated)        995,745          686,947          167,806
                                                     ========         ========         ========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

31.  Supplementary Information to IAS Consolidated Financial Statements
     (continued)

     The above differences are caused by the following reasons:

     o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses.

     o Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes.

     o Recognition of the finance lease liabilities at present value together with bifurcation of the index derivative for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes.

     o Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets".

     o The transaction costs related to the Bank Credit Facilities are amortized under IAS based on the credit limits available, whereas they are amortized on a straight-line basis under Polish accounting regulations.

     o Recognition of long-term Notes liabilities at present value with transaction costs included in the initial measurement in IAS. Under Polish accounting regulations they were recorded at undiscounted nominal value and are recognized as deferred expenses being amortized on a straight-line basis.

     o    Derivatives   embedded  in  the   Company's   Notes,   finance   lease
          liabilities, rental and other trade contracts recognized under IAS are not recognized for PAS purpose (see Note 4.1.a).

     o Certain costs not relating to multiple-element transactions under IAS are accrued for PAS purpose (see Note 4.1.b).

     o Adjustment to deferred tax on temporary differences in preceding adjustments.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

32.  Differences between IAS and U.S. GAAP

     The Company's consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

     The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

     Reconciliation of consolidated net income/(loss):

                                                   Year ended         Year ended        Year ended
                                                  December 31,       December 31,      December 31,
                                                      2001               2000              1999
                                                      -----              ----              ----
                                                                      (restated)        (restated)

     Net income/(loss)                               427,221            109,387          (122,503)
     under IAS (restated)

     U.S. GAAP adjustments:

     (a)   Removal of foreign exchange               107,075              4,176           (18,224)
           differences capitalized for IAS

     (b)   Depreciation and amortization of
           foreign exchange differences                9,268              9,188             6,392

     (c)   Development and start-up cost                  --                 --            (9,468)

     (d)   Revenue recognition (SAB 101)               1,151             (1,589)               --

     (e)   SFAS 133/IAS 39 implementation            (28,072)                --                --

     (g)   Deferred tax on above                      (8,367)               445             2,938
                                                     -------            -------          --------
     Net income/(loss) under U.S. GAAP before
     cumulative effect on accounting changes         508,276            121,607          (140,865)

     Accounting changes adjustments:

     (e)   SFAS 133/IAS 39 implementation            (35,158)                --                --

     (f)   Transaction costs                           7,220                 --                --

     (g)   Deferred tax on above                       6,470                 --                --
                                                     -------            -------          --------
     Net income/(loss) under U.S. GAAP               486,808            121,607          (140,865)
                                                     =======            =======          ========


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

32.  Differences between IAS and U.S. GAAP (continued)

     Reconciliation of consolidated shareholders' equity:

                                                     As at              As at             As at
                                                  December 31,       December 31,      December 31,
                                                      2001               2000              1999
                                                      -----              ----              ----
                                                                      (restated)        (restated)

     Consolidated shareholders' equity               995,745            686,947          167,806
     under IAS (restated)

     U.S. GAAP adjustments:
     (a)   Removal of foreign exchange
           differences capitalized
           for IAS                                     8,011            (99,064)        (103,240)

     (b)   Depreciation and amortization on           32,233             22,965           13,777
           above

     (c)   Development and start-up cost                  --                 --               --

     (d)   Revenue recognition (SAB 101)                (438)            (1,589)              --

     (e)   SFAS 133/IAS 39 implementation            (56,869)                --               --

     (f)   Transaction costs                              --                 --               --

     (g)   Deferred tax on above                      (1,299)               445               --
                                                -------------           -------         --------
     Consolidated shareholders' equity
     under U.S. GAAP before cumulative effect
     on accounting changes                           977,383            609,704           78,343

     Accounting changes adjustments:

     (e)   SFAS 133/IAS 39 implementation             28,797                 --               --

     (g)   Deferred tax on above                      (6,623)                --               --
                                                     -------            -------         --------
     Consolidated shareholders' equity under
     U.S. GAAP                                       999,557            609,704           78,343
                                                     =======            =======         ========

     a.   Removal of foreign exchange differences capitalized for IAS

     In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 15). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 16).


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

32.  Differences between IAS and U.S. GAAP (continued)

     a.   Removal  of  foreign   exchange   differences   capitalized   for  IAS
          (continued)

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's consolidated financial statements are expensed under U.S. GAAP.

     b.   Depreciation and amortization

     The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS consolidated financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

     c.   Development and start-up cost

     The Company has adopted IAS 38 "Intangible Assets" in 1999 giving its effect retrospectively. This has resulted in writing-off of development and start-up cost when they arose in 1996. For U.S. GAAP purposes the Company has written off in 1999 start-up costs following the issuance the SOP 98-5 in the United States.

     d.   Revenue recognition (SAB 101)

     As described in Note 4.1.b the Company applied under IAS certain principles of SAB 101 retrospectively. Under U.S. GAAP a calendar year company is required to adopt the new rules in the fourth quarter of 2000. The Company should calculate the effect of SAB 101 as at January 1, 2000, make the cumulative entry as at that date, and restate all quarterly information previously reported during 2000.

     Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognized immediately.

     e.   SFAS 133

     In June 1998,  the  Financial  Accounting  Standards  Board  (FASB)  issued
     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

32.  Differences between IAS and U.S. GAAP (continued)

     e.   SFAS 133 (continued)

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

     The Company adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

     Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

     The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders' equity.

     The cumulative adjustment as at January 1, 2001 resulted in an increase of accumulated deficit of PLN 4,926, net of a tax benefit.

     f.   Transaction costs

     As described in Note 4.1.a, IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001 and PLN 83,645 as at December 31, 2001.

     The cumulative adjustment to the net income as at January 1, 2001 resulted in the increase of PLN 5,632 due to differences in transition rules in implementation of IAS 39 and SFAS 133.


--------------------------------------------------------------------------------

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
 for the years ended December 31, 2001, December 31, 2000 and December 31, 1999
                              (in thousands of PLN)
--------------------------------------------------------------------------------

32.  Differences between IAS and U.S. GAAP (continued)

     g.   Presentation of deferred taxation

     Under IAS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 2001 the Company recognized PLN 210,978 of net current deferred tax asset (PLN 47,574 as at December 31, 2000 and PLN 21,254 as at December 31, 1999) and PLN 271,021 of net long-term deferred tax liability (PLN 107,637 as at December 31, 2000 and PLN 48,576 as at December 31, 1999).

     h.   Extraordinary item

     In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IAS it is presented under amortization expense.

     i.   Other comprehensive income

     The hedge reserve under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders' equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

     j.   SFAS 95

     According to IAS 7-Cash Flow Statement cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

     k.   New accounting standards

     The Company plans to implement the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 and the Statement No. 143, Accounting for Asset Retirement Obligations from January 1, 2003 as the Statement is effective for fiscal years beginning after June 15, 2002.


--------------------------------------------------------------------------------
                                     - 59 -