Form 20-F
period 2002-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2003-03-28
CIK 1046962

Unknown;Ernst & Young;KDepczynski;C:\Program Files\Microsoft Office\Templates\House Style\Other CC Document.DotSTYLE10

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

o

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  For the fiscal year ended December 31, 2002

or

o

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

10¾% Senior Subordinated Guaranteed Discount Notes Due July 1, 2007

11¼% Senior Subordinated Guaranteed Discount Notes Due December 1, 2009

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

Yes x

No o

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 o

Item 18 x

Name and address of person Authorized to receive notices and communications from the Securities and Exchange Commission:

Robert S. Trefny

Clifford Chance Limited Liability Partnership

200 Aldersgate Street

London EC1A 4JJ

47

We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘‘10¾% Notes’’ are to the 10¾% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10¾% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘11¼% Notes’’ are to the 11¼% Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘10?% Notes’’ are to the 10?% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10?% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10¾% Notes, 11¼% Notes and 10 7/8% Notes (together, the ‘‘Existing Notes’’) are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F (the ‘‘Form 20-F’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America and references to ‘‘€”, “EUR” and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the year ended December 31, 2002 included in this Form 20-F have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 29 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN3.8388, the Fixing Rate announced by the Polish National Bank on December 31, 2002. See “Item 3. Key Information – Exchange Rate Information” for historical information regarding the Fixing Rate for Zloty.

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘‘SAFE HARBOR’’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements (as defined in Section 21E of the Exchange Act) with respect to our plans to complete our cellular network, expectations as to funding our capital requirements and other statements of expectation, belief, future plans and strategies, anticipated developments and other matters that are not historical facts. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risks and uncertainties, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘intend’’ and similar expressions are predictions of or indicate future events or trends identifying forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

47

TABLE OF CONTENTS

Page

Item 1. Identity of Directors, Senior Management and Advisers

5

Item 2. Offer Statistics and Expected Timetable

5

Item 3. Key Information

5

Item 4. Information on the Company

16

Item 5. Operating and Financial Review and Prospects

43

Item 6. Directors, Senior Management and Employees

63

Item 7. Major Shareholders and Related Party Transactions

67

Item 8. Financial Information

71

Item 9. The Offer and Listing

73

Item 10. Additional Information

74

Item 11. Quantitative and Qualitative Disclosures About Market Risk

77

Item 12. Description of Securities other than Equity Securities

86

Item 13. Defaults, Dividend Arrearages and Delinquencies

86

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

86

Item 15. Controls and Procedures

86

Item 17. Financial Statements

87

Item 18. Financial Statements

87

Item 19. Exhibits

B³¹d! Nie zdefiniowano zak³adki.

47

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected historical financial data for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F. Our historical financial data as of and for the years ended December 31, 2000, 1999 and 1998, were restated in early 2001 to reflect changes in the revenue recognition policy introduced under IFRS to be consistent with SEC Staff Accounting Bulletin No. 101 “Revenue Recognition” previously adopted under U.S. GAAP. Based on the above bulletin and further interpretations we established criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IFRS Financial Statements. The financial data presented in accordance with International Financial Reporting Standards included below as of and for the year ended December 31, 2002have been derived from the Financial Statements audited by Ernst & Young Audit Sp. z o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31, 2001, 2000, 1999 and 1998 have been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, who have ceased operations. The Financial Statements are included elsewhere in this Form 20-F. The financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2002, 2001 and 2000 have been derived from our Financial Statements. The financial data included below as of and for the years ended December 31, 1999 and 1998 have been derived from our audited historical Financial Statements.

Year ended December 31,
Statement of Operations Data	2002	2001	2000	1999	1998

(in thousands of PLN)
International Financial Reporting Standards
Net Sales:
Service revenues and fees	4,753,445	4,123,555	3,460,579	2,374,827	1,428,846
Sales of telephones and accessories	176,379	221,341	224,144	140,729	94,916
Total net sales	4,929,824	4,344,896	3,684,723	2,515,556	1,523,762

Cost of sales:
Cost of services sold	(2,018,636)	(1,778,687)	(1,383,893)	(944,420)	(600,713)
Cost of sales of telephones and accessories	(970,557)	(948,750)	(902,533)	(641,926)	(260,652)
Total cost of sales	(2,989,193)	(2,727,437)	(2,286,426)	(1,586,346)	(861,365)

Gross margin	1,940,631	1,617,459	1,398,297	929,210	662,397

Operating expenses:
Selling and distribution costs	(545,404)	(585,463)	(576,318)	(454,807)	(277,123)
Administration and other operating costs	(244,711)	(199,966)	(189,698)	(157,752)	(104,152)
Total operating expenses	(790,115)	(785,429)	(766,016)	(612,559)	(381,275)

Operating profit	1,150,516	832,030	632,281	316,651	281,122
Net income/(loss)	346,476	427,221	109,387	(122,503)	5,516

U.S. GAAP
Total net sales	4,930,854	4,345,206	3,518,959[1]	2,592,061	1,610,811
Cost of sales	(2,980,740)	(2,707,206)	(2,113,063)	(1,656,459)	(948,031)
Operating expenses	(790,115)	(785,429)	(766,016)	(622,027)	(384,860)
Net income/(loss)	209,962	499,022	121,607	(140,865)	(19,160)

Balance Sheet Data	As at December 31,
2002	2001	2000	1999	1998

(in thousands of PLN)
International Financial Reporting Standards
Long-term assets and deferred taxes	6,343,195	6,376,728	6,127,889	4,175,316	2,421,160
Total assets	7,265,044	7,217,453	7,039,989	6,117,518	2,841,450
Long-term liabilities, deferred tax liabilities and provisions	5,038,435	5,350,528	4,171,058	4,773,052	1,979,378
Total liabilities	5,912,517	6,221,708	6,353,042	5,949,712	2,551,141

Shareholders' equity	1,352,527	995,745	686,947	167,806	290,309

U.S. GAAP
Long-term assets	6,222,084	6,414,619	6,099,364	3,969,987	2,283,177
Total assets	7,378,253	7,470,922	7,011,464	5,939,661	2,750,018
Shareholders' equity	1,213,927	999,557	609,704	78,343	219,208

Exchange Rate Information

The table below sets forth, for the periods and dates indicated, certain information concerning the Zloty to U.S. dollar exchange rate as determined using the daily fixing rate for Zloty to U. S. dollar set by the National Bank of Poland during the periods indicated below.

Period	At period end	Average[2]	High	Low
1998	3.5040	3.4937	3.8150	3.3635
1999	4.1483	3.9675	4.3494	3.4130
2000	4.1432	4.3457	4.7116	4.0350
2001	3.9863	4.0986	4.5004	3.9432
2002	3.8388	4.0811	4.2628	3.8369

Period	High	Low
September 2002	4.1951	4.1138
October 2002	4.1706	4.0324
November 2002	4.0078	3.8798
December 2002	3.9998	3.8369
January 2003	3.9418	3.7914
February 2003	3.9135	3.8191

The Fixing Rate announced by the National Bank of Poland on March 28, 2002, the most recent rate practicably available prior to filing this report was U.S.$ 1 = PLN 4.0736.

Risk Factors

Since we have substantial debt and may incur additional debt, we may not be able to generate sufficient cash flow to service our existing and future debt.

We are a highly leveraged company. As of December 31, 2002, we had, on a consolidated basis, PLN 4,162.93 million in principal amount of indebtedness outstanding. The Indentures governing the Existing Notes limit, but do not prohibit us from incurring additional debt. In light of the amount of our existing indebtedness and the potential need to incur additional indebtedness to expand our operations and in particular to invest in next generation cellular technologies such as Universal Mobile Telecommunications System (“UMTS”), we anticipate that we will be substantially leveraged for the foreseeable future. This leverage poses risks that:

•

we may not be able to sustain sufficient cash flow to service our indebtedness;

•

a significant portion of our cash flow will be required to service our indebtedness, which may adversely affect our ability to adequately fund our planned capital expenditures and operations;

•

we could be more vulnerable to changes in general economic conditions, which may limit our ability to compete effectively against better capitalized competitors;

•

our ability to obtain additional financing for working capital, capital expenditures, repayment of indebtedness or other general corporate purposes may be limited; and

•

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

The need for additional financing depends upon our revenue growth, the capital expenditures required to further build out our GSM and UMTS networks and the rate of growth of expenses involved in our operations, and can be materially impacted by a number of elements, including:

•

growth in our market penetration, our market share and the effectiveness of our competitors in the markets we operate in;

•

cost of new network equipment and maintenance of our new and existing networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

the availability and terms of vendor financing;

•

our ability to meet build-out schedules;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates.

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

Our primary assets, our GSM and UMTS Licenses, are not transferable. As a result, any transfer by us of our business would require the revocation and reissuance of the GSM and UMTS Licenses. In the event of a default by us under our Bank Credit Facilities and an attempted realization by the holders of our senior indebtedness on the collateral securing such senior indebtedness, these creditors would likely seek to sell our company as a going concern in order to maximize the proceeds realized. Any foreign entity would require the approval of the Polish Ministry of Internal Affairs for the acquisition of an interest in our company. The price obtained on any such sale could be adversely affected by the application of the foregoing and other regulatory restrictions applicable to us and our business, as well as other applicable governmental regulations and laws and foreign exchange controls. The amounts (and the timing of the receipt of any amounts) available to satisfy the claims of the holders of any of our indebtedness which is subordinated to that owed under our Bank Credit Facilities after any such sale could be further adversely affected by U.S., Luxembourg and Polish insolvency, bankruptcy and administrative laws favoring secured creditors and limiting the rights of unsecured creditors. See “Item 4. Information on the Company - The Licenses".

Since our business depends on the future growth of the wireless phone market in Poland, our business may be adversely affected if there is no growth in wireless penetration in our market.

The development of our business continues to depend, in large part, on the level of wireless penetration in Poland. We expect continued growth in the number of wireless subscribers in Poland. However, the size of our future subscriber base will be affected by a number of factors. Many of these factors are beyond our control, including general economic conditions such as GDP per capita, the relative development of the GSM market and the future UMTS market and any rival market for the provision of wireless services, the price of handsets, the price of services, dealer commissions and the availability, quality and cost to the subscriber of competing services. Any significant slowdown in economic growth in Poland hurts us by slowing the rate of increase in the number of our subscribers and may cause a decline in average usage or revenue generated by these subscribers. Given these factors, as well as the relatively short history of the wireless telecommunications industry, it is difficult to predict with any degree of certainty the growth of wireless services in Poland or the number of our subscribers. In addition, as the penetration of wireless phones in Poland increases, we believe that an increasing proportion of subscribers will be from segments of the population with lower usage rates. Accordingly, we believe that average use and revenue per subscriber from voice services will continue to decline. See “Item 5. Operating and Financial Review and Prospects".

Since a favorable market for UMTS services in Poland may not develop, this may materially affect our revenue growth and financial condition.

In December 2000, we acquired a third generation mobile telephony or UMTS License to commence operations of UMTS services in Poland. As a result, we will be required to make substantial investments during the next several years in order to build out UMTS networks and develop related products and services.

In addition to the business risks of developing UMTS services described above, we are obliged to meet certain roll-out and coverage obligations under the terms of our licence, as amended in May 2002, which are as follows:

·

obligation to start UMTS commercial services not earlier than on January 1, 2004 and not later than January 1, 2005;

·

obligation to reach UMTS coverage of 20% of the total population of Poland by the end of 2005;

·

obligation to reach UMTS coverage of 40% of the total population of Poland by the end of 2008.

In the event of technical issues, such as equipment availability, delaying our roll-out we would apply to the Urzad Regulacji Telekomunikacji i Poczty (Office for Telecommunications and Post Regulations or “OTRP”) for a waiver of these requirements but we can give no assurance that such a waiver would be granted, in the absence of which our continued rights to our UMTS licence may be put at risk.

Our business plan is, in large measure, based on the anticipated widespread market acceptance of UMTS technology, which is still unproven. UMTS technology has not developed as quickly as originally expected and may not provide the expected advantages over existing or other as yet undeveloped technologies. In addition, demand is unproven for UMTS-based services and may not develop as we anticipate. Accordingly, no assurances can be given that a significant market for UMTS services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS services. If UMTS technology continues to be delayed, if we fail to integrate our UMTS network into our existing network, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may be required to amend our business plan and our business, results of operations and financial condition may be materially and adversely affected. See “Item 4. Information on the Company - Network and Facilities - Suppliers".

If the Zloty devalues, our ability to service our foreign currency denominated debt may be adversely affected.

During its transition from a state controlled economy to a free market economy, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for its currency, the Zloty. From October 1997 until April 2000, Poland used a "crawling peg" system pursuant to which the National Bank of Poland announced a monthly rate of devaluation of the Zloty against a basket of weighted currencies. In April 2000, Poland abandoned the "crawling peg" system. Since then, foreign exchange rates have not been set or controlled by the National Bank of Poland and have been allowed to float freely. The National Bank of Poland is permitted, however, to intervene in the foreign exchange markets in order to meet the Polish government’s monetary policy goals with respect to inflation. The dollar exchange rate has changed from PLN 2.8755 per U.S.$1.00 as of December 31, 1996 to PLN 3.8388 per U.S.$1.00 as of December 31, 2002. During this period the dollar has reached a high of PLN 4.7116 per 1 U.S.$ and a low of PLN 2,8645 per 1 U.S.$. The euro exchange rate has changed from PLN 4.0925 per € 1.00 as of January 1, 1999 to PLN 4.0202 per € 1.00 as of December 31, 2002. In the period from 1999 to 2002 the euro has reached a high of PLN 4.5171 per 1 euro and a low of PLN 3,3564 per 1 euro. Average annual consumer price inflation was 14.9% in 1997, 11.8% in 1998, 7.3% in 1999, 10.1% in 2000, 5.5% in 2001 and 1.9% in 2002.

A large portion of our debt obligations and expenses are, and are expected to continue to be, denominated in Euro or U.S. dollars. By contrast, almost all of our revenues are denominated in Zloty. Therefore, we are exposed to currency exchange rate risks that could significantly impact our ability to meet our debt obligations and finance our business. If the Zloty devalues significantly, we may not be able to offset the impact of such devaluation through price adjustments. We will then have to use a larger portion of our revenues to pay our non-Zloty obligations. In March 2000, we adopted a hedging policy aimed at protecting us, in part, against the effects of any such currency exchange rate fluctuations and we entered into transactions to hedge the risk of exchange rate fluctuations. Since then, we have hedged various short and long term exposures, although inflation and currency exchange fluctuations have still had, and may continue to have, an adverse effect on our financial results. In April 2001, we started to hedge long-term exposure relating to our financing. We have entered into a number of cross-currency interest rate swap transactions to hedge our coupon payments on our Existing Notes. During 2002 the hedging program was expanded by conclusion of a series of forward transactions for the purchase of foreign currencies to hedge a portion of the principal amounts of the Existing Notes. In addition to that, Forward Rate Agreements were entered into in order to hedge the exposure to Polish Zloty floating interest rates based on which the interest on our Bank Credit Facilities is calculated. We continue to look for opportunities to increase the hedging of our exposures, but may not be able to obtain acceptable rates or access to derivative instruments under the terms of our Bank Credit Facilities. See “Item 5. Operating and Financial Review and Prospects".

A failure by our shareholders to resolve their disputes may have a material adverse effect on our business.

T-Mobile Deutschland GmbH ("T-Mobile"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Vivendi Universal S.A. and certain of its affiliates ("Vivendi") and Elektrim S.A.  ("Elektrim")) (together the "Operating Parties") are our three principal shareholders. Each of T-Mobile, MediaOne and Elektrim entered into a Shareholders’ Agreement dated December 21, 1995 (as amended, the "Shareholders’ Agreement") governing the Operating Parties’ involvement in our business and their agreement as to how it should be managed. Elektrim subsequently transferred a portion of its shares to Elektrim Telekomunikacja Sp. z o.o.. Under the Shareholders’ Agreement, our business is managed by a Management Board and controlled by a Supervisory Board. In addition, the Shareholders’ Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions).

Deutsche Telekom (the parent company of T-Mobile) acquired MediaOne in 2000. In December 2002, T-Mobile International AG, a subsidiary of Deutsche Telekom, acquired control, through its subsidiaries, of 100% of shares in Polpager Sp. z o.o. As a result, Deutsche Telekom currently owns directly and indirectly 49% of our outstanding shares.

Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom is disputing the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders’ Agreement.

On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to its subsidiary Elektrim Telekomunikacja Sp. z o.o., retaining one share of direct ownership.  On December 7, 1999 Elektrim announced that it had sold a 49% interest in Elektrim Telekomunikacja to Vivendi.

At the request of Elektrim, our Management Board filed the ownership change between Elektrim and Elektrim Telekomunikacja in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. In consideration of the dispute mentioned above, two of our five Management Board members objected to Elektrim’s request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and prevent the filing of the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services. However, this claim was renewed after this letter of intent expired and negotiations with Elektrim ended. Several court hearings have been held since the fourth quarter of 2001 and are expected to continue during 2003.

Moreover, Elektrim received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell a consortium of Vivendi and Ymer Finance S.A. (“Ymer Finance”), 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions". In addition, the memorandum of understanding provided that Elektrim will sell all of its fixed line and Internet businesses to Elektrim Telekomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telekomunikacja within an 18-month period. The contracts between Elektrim and Vivendi and Ymer Finance were signed on September 4, 2001.

Further, on March 15, 2002, Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments. No definitive agreements have been entered into in connection with this transaction. During early 2003 Vivendi has also been in discussions with the Polish media group Polsat related to a potential sale of a 49% stake in Elektrim Telekomunikacja, but no definitive agreement has been signed between the two parties.  If the definitive agreements are entered into, Vivendi would have withdrawn from its investment in Elektrim Telekomunikacja. See “Item 3. Key Information – Risk Factors – We may not be able to finance a change of control offer required by our indentures”.

We may not be able to finance a change of control offer required by our indentures.

On March 15, 2002, Vivendi, which directly owns 51% of our shareholder Elektrim Telekomunikacja, entered into a memorandum of understanding with a consortium of investors led by Citigroup Investments with respect to the sale of its 49% stake in Elektrim Telekomunikacja.  During early 2003 Vivendi has been in discussions with the Polish media group Polsat related to a potential sale of a 49% stake in Elektrim Telekomunikacja. Elektrim Telekomunikacja owns approximately 51% of our shares (subject to dispute with Deutsche Telekom desribed in the previous point). Although no definitive agreements have been entered into in connection with these transactions, the entry by Vivendi into definitive agreements may  lead to one of the events resulting in a change of control under the indentures relating to the Existing Notes (“Change of Control”). In the event that PTC suffers a rating decline following a Change of Control, this may trigger Change of Control repurchase provisions in the Existing Notes.  In the Notes, Rating Decline is defined as either lowering the rating of the Company’s securities by two notches or withdrawal of the rating of such securities by the rating company within a 90-day period following the occurence of a Change of Control.

Upon the Change of Control as defined in the Notes, we will be required to offer to repurchase all the Existing Notes at 101% of the principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase. If a Change of Control were to occur, we cannot assure you that we would have sufficient funds available at the time to pay the purchase price of the Existing Notes or that the restrictions in our Bank Credit Facilities would allow us to make such required repurchases. In addition, before we can purchase any notes, we will be required to:

•

Repay debt under our Bank Credit Facilities or, possibly, other future debt that ranks senior to the Existing Notes; or

•

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

Poland’s wireless telecommunications market has only recently been liberalized and we face competition in Poland’s telecommunications industry.

The Polish wireless telecommunications market is highly competitive. We believe that the level of competition is increasing in all areas of the Polish telecommunications market and, with the liberalization of the Polish domestic market and the liberalization of the international long distance market, which has started since the beginning of 2003, will continue to increase further over the next few years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs, reduce our share of net subscriber additions or reduce the prices of our services.

We face competition primarily from the other mobile operators Polkomtel S.A. ("Polkomtel") and PTK Centertel Sp. z o.o. ("Centertel") as well as wireline telephone services. Competition between ourselves, Polkomtel and Centertel, and to a lesser extent, wireline telephone service providers, is based on promotional discounts, services offered, quality of service and coverage area. Competitive pressures may also result in reduced tariff rates which would in turn reduce our average revenue per subscriber, which has declined over time. See “Item 4. Information on the Company - Competition" and “Item 5. Operating and Financial Review and Prospects”.

We face competition from both our direct competitors and potentially from their significant shareholders that operate in other telecommunications businesses, including those providing local fixed-line access, long distance voice, data transmission and other services. These significant shareholders may believe in creating synergies in their businesses by providing their respective mobile operators with better terms than those made available to us in areas such as interconnection, leased lines, site access/sharing, co-distribution, etc. In such circumstances we would have recourse to the Polish Courts and the OTRP, but we can provide no assurance as to the outcome of any such action.

Regulatory developments may lead to new competitors entering our market.

Competitive pressure may increase if any of the eleven entities which have obtained permits to operate mobile virtual networks in Poland (“MVNO”), agrees with any of the incumbent mobile operators the terms to gain access to the incumbent’s network and launches commercial service.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled. We cannot assure you that the scope of obligations of SMP operators will not increase in the future, which may include the obligation to grant access to the network to MVNOs, even though “national roaming” is currently prohibited by the terms of our GSM 1800 license. To the best of our knowledge, regulations in the majority of Western European telecommunications markets do not require incumbent mobile operators to grant access to MVNOs. However, if the Polish market regulator decided to take an aggressive approach to the establishment of such requirements on the part of incumbent operators, it might facilitate the entry of new competitors to the mobile telephony market and potentially have an adverse impact on our operations.

Our profitability and cash requirements can be adversely affected by significant falls in the market price level for our services.

Similarly to some, but not all, mobile telecommunication markets, the Polish mobile market has developed with a business model of significant handset subsidies to speed customer acquisition with subsequent recovery of those subsidies priced into the tariffs and monthly fees paid by the subscriber. We believe that, due to the relatively low disposable incomes of Polish households relative to Western Europe, market penetration rates would today be lower than the current levels of over 36% if a lower subsidy business model had been developed in our market.

The market price levels for our mobile telecommunication services may, in the future, move significantly downward due to various factors largely outside of our control. These include, but may not be limited to:

§

Intensification of competition for market share leading to aggressive price reductions to attract and retain customers,

§

Arrival of new direct competitors which could be either Mobile Virtual Network Operators or a fourth network operator of UMTS services,

§

Regulatory actions to lower the termination interconnection rates that we charge other operators to complete calls to our network, accompanied by lower retail rates for calling mobile networks may force mobile operators to lower their own retail tariffs in order to keep calling patterns balanced,

§

UMTS significantly increases voice call capacity of mobile networks in addition to making higher data speeds possible for non-voice services.  As a result of the availability of extra capacity and the fixed nature of the network investments, competitive pressure may lead to significant price declines for voice calls.

Should market price levels fall significantly for any one or more of the above reasons, we cannot guarantee you that the resulting price elasticity effects will be sufficient to maintain our revenue levels. Further, high usage caused by elasticity effects could increase our cash requirements for network investments significantly. Drops in the market price level may cause us to make a strategic switch to a low subsidy, low price business model in order to preserve profitability and cash flows. However, we can provide no assurance that all our competitors would respond in the same way. Should they maintain subsidies at current levels and price services at the new market level, this might result in our market share loss.

Further, if operators were to move to a low subsidy, low price model we cannot assure you that the market penetration rate would continue to grow as dynamically as in the past, or could even decline, due to the higher cost of acquiring or replacing a handset.

Such significant shifts in business model may significantly change our cash flow requirements or profitability relative to our current business plan.

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

If there are changes in the Polish wireless telecommunication industry regulatory environment, our business can be adversely affected.

Our business is subject to extensive governmental regulation. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls, may adversely affect our results of operations. Decisions by regulators, including the granting of additional mobile telephony licenses to competitors or new entrants, or limitations on licenses necessary for our operations, could adversely affect our business. The imposition of significant additional charges and the denial of governmental concessions that we may seek in expanding our network, including non-allocation of additional channels in the 900 or 1800 GSM bands, or the failure by the Polish Armed Forces to fulfill their obligations to abandon the UMTS band awarded to us could have a material adverse impact on the future development of our operations. In addition, as described in a previous point, OTRP has deemed us an SMP operator in the mobile telephony market in Poland, which currently obliges us to grant interconnection to our network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled. We cannot assure you that the scope of obligations of SMP operators will not increase in the future, which may have a material adverse impact on our operations. Additionally, OTRP may seek to impose new obligations not included in our licenses, such as requiring us to allow competitors roaming or site-sharing rights on our network, or otherwise cause material changes to the regulatory environment. See “Item 4. Information on the Company - The Licenses".

If we fail to retain our key management and personnel and attract additional qualified personnel, our business could be adversely affected.

We believe that success in our business and in attaining our financial goals depends on our executive officers. If any of them is unable or unwilling to continue their employment with us, our business, financial condition and operating results could be materially adversely affected. Although our use of employees seconded from the Operating Parties has diminished significantly, as of December 31, 2002, five of these key seconded employees remain with us.

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

We have achieved rapid organic growth in our subscriber base since our service was launched in September 1996. For the twelve months ended December 31, 2002, we generated an average of approximately 91 thousand net subscriber additions per month. This growth, as well as the related development of our network and the increasing importance of developing and managing a diverse portfolio of attractive non-voice services, has placed and is likely to continue to place significant strain on our management and operational resources. As we continue to grow, the successful operation of our business will require more skilled management personnel. If we fail to obtain appropriate levels of financing and to hire and train management at a pace consistent with the growth of our business, such failure could have an adverse effect on our financial condition, our operating results, the expansion of our subscriber base and service offerings, or other aspects of our business.

If we experience shortages of supplies, our business may be adversely affected.

Operation of our GSM and our UMTS networks, including our mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment depends upon obtaining adequate supplies of transmission, switching and network equipment on a timely basis. We purchase such equipment from Alcatel, Ericsson and Siemens, all of which are leading international telecommunications systems equipment suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of equipment in a timely manner from Alcatel, Ericsson, Siemens or any other supplier of equipment or services or if there are significant increases in the costs of such equipment or services. From time to time, suppliers may extend lead times, limit supplies to us or increase prices due to capacity constraints or other factors. For example, at certain times handset suppliers have established worldwide allocations of handsets. We have not experienced any significant delays in the receipt of GSM handsets to date, although we may do so in the future. We have, however, faced delays in the receipt of General Packet Radio Service or “GPRS”, handsets and may also face similar problems with the availability of UMTS handsets and equipment. In addition, integrating the new UMTS equipment of multiple suppliers may be more difficult and present a higher risk to us than is faced by one of our competitors, who use only one major supplier. This may result in delays in the commercial launch of our UMTS services, which may lead to our competitors gaining a competitive advantage. Any delays in launching our UMTS network could have a material adverse effect on our business. See “Item 4. Information on the Company - Network and Facilities - Suppliers".

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

As a Polish company, any insolvency proceedings by or against a Guarantor of the Existing Notes would most likely be based on Polish bankruptcy law, which differs in several significant respects from, and is in certain aspects more favorable to, secured creditors (and less favorable to unsecured creditors such as the holders of the Existing Notes) than comparable provisions of U.S. law. Under Polish bankruptcy law, the liability of a Guarantor in respect of the Existing Notes would be paid only after certain debts of a Guarantor that are entitled to priority under Polish law have been satisfied. Such preferential debts include, among other things, money owed to the State Treasury of Poland in respect of taxes, social security contributions, remuneration owed to employees and claims of secured creditors. Also, Polish law does not require a bankruptcy administrator to give effect to inter-creditor arrangements such as subordination agreements (although the law does not preclude creditors from attempting to enforce such rights in separate proceedings outside of the bankruptcy).

Therefore, the claims of all unsecured creditors may be paid on a pari passu basis in a bankruptcy proceeding. Under Polish law, a bankruptcy administrator does not have any right to apply to a court to rescind certain transactions, such as the making of a guarantee, if such transactions were validly entered into prior to a company’s bankruptcy. Also, under Polish insolvency law, the debtor may seek to commence a conciliation procedure. Such conciliation procedures may result in an agreement to restructure a debtor’s obligations, which will be binding on all creditors if approved by creditors holding at least two-thirds of the aggregate amount of the indebtedness and the bankruptcy court.

It is not clear whether Polish courts would have jurisdiction over a debtor’s property located outside Poland. Such jurisdiction would not exist in respect of real estate or other property rights located abroad. Furthermore, courts outside Poland may not recognize the Polish Bankruptcy Court’s jurisdiction.

Under Polish bankruptcy law, any debt payable in a currency other than Zloty (such as Euro in the case of the Bank Credit Facilities, Euro and U.S. dollars in respect of the Existing Notes) must be converted into Zloty at the National Bank of Poland average exchange rate prevailing on the date the bankruptcy court issues a decision on the debtor’s bankruptcy. Accordingly, in the event of a bankruptcy of the Guarantor, holders of the Existing Notes may be subject to exchange rate risk between the date of bankruptcy and receipt of any amounts following a bankruptcy proceeding.

If any of the risks described above actually occur, our business, financial condition or operating results could be materially adversely affected and the trading price of the Existing Notes could decline.

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

T-Mobile Deutschland GmbH ("T-Mobile"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Vivendi Universal S.A. and certain of its affiliates ("Vivendi") and Elektrim S.A. ("Elektrim")) (together the "Operating Parties") are our three principal shareholders. Each of T-Mobile, MediaOne and Elektrim entered into a Shareholders’ Agreement dated December 21, 1995 (as amended, the "Shareholders’ Agreement") governing the Operating Parties’ involvement in our business and their agreement as to how it should be managed.

Deutsche Telekom (the parent company of T-Mobile) acquired MediaOne in 2000. In December 2002, T-Mobile International AG, a subsidiary of Deutsche Telekom, acquired control, through its subsidiaries, of 100% of shares in Polpager Sp. z o.o. As a result, Deutsche Telekom currently owns directly and indirectly 49% of our outstanding shares.

Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom is disputing the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders’ Agreement.

On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to its subsidiary Elektrim Telekomunikacja Sp. z o.o., retaining one share of direct ownership. On December 7, 1999 Elektrim announced that it had sold a 49% interest in Elektrim Telekomunikacja to Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell a consortium of Vivendi and Ymer Finance 2% of the outstanding stock of Elektrim Telekomunikacja. Vivendi also acquired shares in Carcom Warszawa Sp. z o.o. and its subsidiary Elektrim Autoinvest S.A., which are two of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions". The contracts between Elektrim and Vivendi and Ymer Finance were signed on September 4, 2001.

On March 15, 2002, Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments.  No definitive agreements have been entered into in connection with this transaction. During 2002 Vivendi has also been in discussions with the Polish media group Polsat related to a potential sale of a 49% stake in Elektrim Telekomunikacja, however no definitive agreement has been signed between the two parties.  If the definitive agreements are entered into, Vivendi would have withdrawn from its investment in Elektrim Telekomunikacja.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”). This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the commercial launch date to January 1, 2005. In May 2002 OTRP  agreed to change license terms and allow a one-year delay in the required date of commercial launch of UMTS services, now obligatory between January 1, 2004 and January 1, 2005.

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

On May 13, 2002, Moody’s Investor Service announced, that they finished a review and upgraded our Senior Implied Rating to Ba2 and our Issuer Rating to B1.

On July 5, 2002, Standard & Poor’s affirmed its long-term double-'B' corporate credit ratings on us, following a review of our company.

The Company’s main sources of financing are: its equity, the Existing Notes and Bank Credit Facilities

During 2001, we signed two credit agreements totaling €700.0 million with a Bank Consortium led by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, PTC has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

Following the above amendments to the Bank Credit Facilities agreements, we decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988 thousand of its aggregated principal of US$ 253,203 thousand due in 2007, at the price of 105.375% plus accrued interest with redemption date on August 20, 2002. The holders of bonds to be redeemed were chosen by random selection.

We also repurchased EUR 12,500 thousand of the 10?% Notes issued in May 2001 and EUR 17,250 thousand of the 11¼% Notes issued in November 1999. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amounts of EUR 187,500 thousand of the 10?% Notes and EUR 282,750 thousand of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

Since the start of commercial activity in 1996 we have developed into the largest mobile telephony operator in Poland, with 4.87 million customers at the end of 2002. We offer a wide range of wireless telephony services, including a variety of non-voice services, such as short messaging services (“SMS”), information services or wireless Internet access. Our post-paid customers sign a contract with us, usually of a 24-month duration. They select a tariff scheme, which involves a certain range of available services, including a number of free call minutes and SMSs, included in the monthly fee, and a pricing scheme consisting of additional charges for services used. Our pre-paid customers buy our subscriber identity module (“SIM”) cards and activation allowing them to access the network and use services for a price up to the limit of their pre-paid accounts. The accounts may be recharged by purchasing additional coupons extending the limit of available services.

Starting from July 1, 2002, we began offering a new tariff plan for pre-paid subscribers. Launch of the new tariff plan aims to further increase attractiveness of our pre-paid offer and follows the changes introduced in May 2002 (SMS focused tariff plan). The new tariff plan “Together” is for those who make most of their calls within the Era network (cheap intra-network calls and SMSs). We also revised the existing “All Day” tariff and refreshed the “You and Me” tariff as “SMS Fan”, featuring cheap SMS rates. All pre-paid customers transitioned automatically from the previous plans to the new cheaper plans.

Starting from October 21, 2002, we introduced new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (for an additional monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. These are the first major price reductions on post-paid tariffs since November 2000.

We continuously develop out technological capabilities to increase the quality of our services and increase our efficiency. Our network operates in the GSM 900 and GSM 1800 standards, according to the licenses described above. In 2001 we started offering fast GPRS data transmission. In order to prepare for the launch of the UMTS network, we have been conducting tests of the new technology. During a telecommunications trade fair in Bydgoszcz in September 2002 we demonstrated a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture shows future capabilities of UMTS technology – capabilities that will enable new forms of communication in the near future. This demonstration was part of our ongoing work on three UMTS trials with our main infrastructure suppliers: Siemens, Ericsson and Alcatel.

The description of principal capital expenditures including distribution and method of financing are included in “Item 5. Operating and Financial Review and Prospects”

Business Overview

We are the largest GSM wireless telephony services provider in Poland with 4.87 million subscribers, a 35.0% share of the total Polish wireless market and a 38.8% share of the post-paid market, in each case, as of December 31, 2002. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, we lead the market in terms of subscribers, revenues, EBITDA, network quality, customer service and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 Licenses and, on December 20, 2000, we were granted a UMTS License. As of December 31, 2002, our GSM network covered approximately 96.4% of the geographic area of Poland representing approximately 99.5% of the total Polish population. We have completed the roll-out of our SDH microwave backbone network, which connects certain key elements of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. In addition, we have selectively rolled out a GSM 1800 service, which allows us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand Era. To distribute our products and services, we use a  network of 20 dealers with 830 points of sale and more than 500 Authorized Business Advisors, a direct sales force of 113 representatives and a national network of our own 68 retail outlets.

We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the year ended December 31, 2002, we generated an average of approximately 91 thousand additional net subscribers per month compared to approximately 81 thousand in 2001. In 2002 our churn rate decreased to an average of 1.6% per month from an average of 1.8% per month in 2001. As of December 31, 2002, we provided wireless services to approximately 2.5 million post-paid subscribers and approximately 2.3 million pre-paid subscribers. For the year ended December 31, 2002, we had revenues and Adjusted EBITDA4 of PLN 4,929.8 million and PLN 2,060.5 million, respectively, compared to revenues of PLN 4,344.9 million and Adjusted5

 EBITDA of PLN 1,682.8 million, for the year ended December 31, 2001, representing increases of 13.5% and 22.4%, respectively, over the previous year.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but low usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 250 international roaming agreements with GSM operators in 104 countries (as at the end of 2002), including all European countries with GSM services. Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim, and from employees seconded from these companies.

The high quality standard of service that we provide has been underlined by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, which is unique in that it covers all business processes of the Company. Previously our ISO certificates only covered major customer service processes but now it also extends to supporting processes.

We have also received the Environmental Management System 14001 certificate. As an ISO 14001 certificate holder, we have a proven capacity to build, expand and operate our network in a controlled manner, free of any detrimental impact on the environment.

To the best of our knowledge, we are the only telecommunications operator in Poland to hold both these important quality certifications.

Business Strategy

Our strategic objective is to grow revenues and profitability through a balanced approach of developing existing customer relationships and providing new services. We aim to maintain our position as the leading provider of high-quality personal communication services in the Polish telecommunications market. The following are key elements of this strategy:

Provide Superior Network Quality

We have made and continue to make significant investments in the quality of the network to maintain leading nationwide coverage and superior in-building reception to deliver the lowest percentage of dropped calls in the market. By focusing capital expenditures on providing comprehensive in-building coverage in major urban centers in Poland and enabling subscribers to receive and make wireless connections anywhere within those areas, we attract and retain subscribers who generate high usage. These subscribers are generally less price sensitive, less prone to switch operators and represent a lower credit risk. The addition of the GSM 1800 License improved the network capabilities by allowing us to increase network capacity selectively in a capital efficient manner. We also invested in the construction of the SDH microwave backbone network to carry voice and data traffic. The backbone network is expected to reduce our reliance on leased lines from TPSA, particularly between our main MSC sites, support expected growth in Internet traffic, provide better transmission quality and reduce our operating costs. In addition, our GPRS platform covers our entire GSM network coverage area, allowing us to offer fast data transmission rates to all our GPRS enabled customers, improving their experience of non-voice services and increasing their willingness to use such services and so generate additional revenues.

Target Key Market Segments

We believe that providing differentiated service packages, including access to value-added services, is a significant factor in increasing market share within key segments of the Polish telecommunications market. Currently we offer ten distinct post-paid tariff plans which permit subscribers to select the mix of monthly fees, airtime charges and value-added services that best suit their service requirements and frequency of calls. For those subscribers who do not choose post-paid plans, we offer pre-paid services under three tariff plans that have expanded our penetration in the cellular mass market and reduced our exposure to credit risk and the need for handset subsidies associated with the post-paid subscriber acquisition. Our tariff scheme is intended to be innovative and provide high volume customers with the best value for money rather than the lowest prices.

Provide Outstanding Service

We believe that high-quality customer service plays an important role in distinguishing us from our competitors, expanding our subscriber base and sustaining subscriber loyalty. We employ about a thousand subscriber service representatives in our customer center located in Warsaw who operate a 24-hour subscriber service hotline, including directory assistance, mobile telephone service guidance, billing and other information. Customer service is increasingly automated, with new functionalities introduced to allow customers to obtain information about our services or customer account, as well as activate or change services used by the customer, via intuitive Interactive Voice Recognition systems, SMS or WAP, without the involvement of hotline consultants. We have information systems that immediately activate services and which enable subscribers to migrate between different tariffs. Furthermore, we also provide subscriber support services such as handset servicing and billing inquiries at our retail outlets.

Manage Churn and Bad Debts

Our management of subscriber churn has allowed us to improve profitability and cash flow. We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). During 1998, our average monthly churn rate was 2.2%. However, during 1999, our monthly churn increased. In response we initiated a handset upgrade program for our valued subscribers, instituted improved credit information sharing throughout our national distribution network and launched a loyalty plan under which long-standing subscribers benefit from awards such as Era merchandise, free airtime and other rewards from our exclusive partners, including British Airways, Allianz and others. In the second quarter of 2002 our retention program was expanded to cover a wider range of post-paid subscribers with attractive incentives to sign up to contract extensions. Our average monthly churn for the year ended December 31, 2002 decreased to 1.6% from 1.8% for the year ended December 31, 2001, partially as a result of our retention programs.

Through 2002, we reduced bad debt (calculated as a percentage of revenues) to 0.6%, down from 1.6% in 2001. This was due to the implementation of various initiatives over the past few years to prevent bad debt at different stages of customer’s life-time and to the development of effective methods for the collection of receivables. The decrease in bad debt as a percentage of revenues was also supported by the increased share of pre-paid subscribers in the subscriber base.

We have also increased customer credit checks. In October 2001, we introduced a policy of checking a customer’s payment history with other mobile operators prior to signing a contract. Customers who refuse such verification are requested to pay a deposit of PLN 760. Less than 0.1% of our customers have thus far opted to pay the deposit.

Our process consists of an integrated chain of bad debt management operations (e.g. credit limits, invoice payment tracking, sales quality reports) throughout the customer’s life-time backed up by thorough analysis. Credit risk analysis is also performed prior to launch of new products and promotions, which can result in proactive development of necessary software applications and processes to limit new risks.

We are also a member of the Alliance for Fair Business. Other members include banks, direct credit firms and the other mobile operators. As a result, legal changes may be introduced that will allow to exchange customer credit data between creditors from various sectors of economy and from 2003 credit rating agencies may be established that will be available to mobile operators and companies from other sectors of economy. It is expected that bad debt may be further reduced due to cooperation with these credit rating agencies.

Maintain Brand Awareness

We started offering services in 1996 under the brand name Era GSM. We decided to change our brand to Era following our receipt of a UMTS licence. We have made a significant investment to position our brand as one of the most recognized brands in Poland. We believe that the high level of our brand awareness greatly facilitates attracting new subscribers. We have positioned the brand to stand for high quality, innovation, responsiveness and a high standard of service expected by business subscribers. In addition, we believe our pre-paid service, which we operate under the brand name Tak Tak, has become closely associated with pre-paid wireless services in Poland.

In November 2000, we announced a new strategy towards the sales of products and services, and decided to create separate brands for business (Era Biznes) and retail services (Era Moja). This change was implemented throughout 2001, and allowed us to create and sell services specially prepared and addressed to different market segments.

During 2002 we have once again reassessed our marketing approach and moved to consolidate around Era as a monolithic brand with Era Business, Era Moja and Era Tak Tak being reduced in importance to the level of product brands. We are promoting Era and our marketing slogan “Mozesz wiecej” or “Get more” to stand for appeal, innovation and value for money. We believe the monolithic branding approach is a more efficient use of marketing spending.

Capitalize on our Relationship with Major Shareholders

We have benefited from the experience, expertise and financial and operating support of T-Mobile, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom, Elektrim and Vivendi Universal S.A. These companies have significant experience in either managing high growth telecommunications ventures, building GSM networks in Europe or in implementing large scale infrastructure projects in Poland. We have used the resources and experience of these shareholders through the secondment of employees, the provision of consulting services and proprietary software to design the network as well as by benefiting from their greater purchasing power.

Services and Products

Services Overview

We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity (clip) and voice mail, all pursuant to ten alternative tariff plans. During 2002, we launched several new tariff plans for  pre-paid and post-paid subscribers, as well as a few solutions mainly dedicated to the business sector. See “Item 4. Services and Products - Value Added Services”.

The variety of tariff plans permit subscribers to select the preferred combination of the amount of the monthly fee, airtime charges and value added services that best suit their service requirements and frequency of calls. A potential subscriber commences service upon payment of the purchase price of the handset and the SIM card.

Business Customer Tariff Plans

In October 2002, we introduced new business tariffs. Those tariffs are designed to make our offer more attractive and more competitive.

The new tariff plans offer optional per 1 second billing (for an additional monthly fee of PLN 7.50 for the 30s/1s billing or PLN 15.00 for the 1s/1s billing), cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. These are the first major price reductions on post-paid tariffs since November 2000.

During the year we also lowered prices for international calls due to decrease of prices for international calls offered by TPSA in anticipation of liberalization of international calls market that started on January 1, 2003.

The key elements of the new tariffs for business customers are as follows:

Traffic Package	Subscription Fee	Minutes included in Subscription Fee	Domestic Operator	Roaming Calls	SMS Fee
	(PLN/month)	(free min/mth)	(PLN/min) (1),(2)	(PLN/min)	(PLN/message)
Biznes 15 Start	32.00	15	1.38	Foreign Operator Rate +15%	0.24
Biznes 60 Pro	68.00	60	0.99		0.24
Biznes 120 Pro	109.00	120	0.81		0.24
Biznes 180 VIP	158.00	180	0.66		0.24
Biznes 240 VIP	194.00	240	0.60		0.24

(1) there is optional differentiation of call rates between calls to Era network/other networks or peak-time/off-peak calls

(2) in the standard option subscribers pay for each thirty-second interval

The new offer for business subscribers includes a system of rebates based on the number of SIM cards, longevity of the subscribers as a subscriber and monthly bill.

The majority of our customers still use our old tariff plans that were introduced in November 2000:

Included in Subscription Fee
Traffic Package	Subscription Fee	Minutes	Messages	Domestic Operator	Roaming Calls	SMS Fee
		(min/mth)	(message/mth)	(PLN/min)(1)	(PLN/min)	(PLN/message)
Era Biznes 10	29.90	10	5	1.35	Foreign Operator Rate +15%	0.50
Era Biznes 45	59.90	45	10	1.10		0.50
Era Biznes 100	99.90	100	20	0.85		0.50
Era Biznes 220	199.90	220	40	0.59		0.50

(1)

These subscribers pay for each thirty-second interval

 As at December 31, 2002, less than 10% of our post-paid customers were still using tariffs available to subscribers activating prior to November 2000.

Retail Customer Tariff Plans

In October 2002, we introduced new tariff plans for post-paid residential customers. Those new tariff plans are designed to better position our company on a very competitive market. The new tariff plans are very innovative and through their introduction we were the first operator in the market to offer optional per 1 second billing (for an additional monthly fee of PLN 7.50 for the 30s/1s billing or PLN 15.00 for the 1s/1s billing), exchangeability of minutes and SMSs bundled in the monthly fee, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. These are the first major price reductions of post-paid tariffs since November 2000.

New subscribers are no longer offered the old tariffs. The migration of existing subscribers from the old tariffs to the new tariffs is expected to be a prolonged process. Subscribers using the old tariffs are currently allowed to migrate for a flat fee of PLN 50 or a six month contract extension. We believe that our new tariff plans and our accompanying marketing strategy have enhanced our competitive position and help us to defend our position of the leading supplier of wireless services in Poland.

During the year we also lowered prices for international calls due to a decrease of prices for international calls offered by TPSA following liberalization of international calls market that started on January 1, 2003.

Included Free in Subscription Fee	Domestic Operator
Traffic Package	Subscription Fee	Minutes	or	SMS	Flat rate (1) (2)	Roaming	SMS Fee
		(min/mth)		(message/ mth)	(PLN/ min)	(PLN/ min)	(PLN/ message)
Moja 25 Start	34.99	25	or	100	1.62	Foreign Operator Rate +15%	0.24
Moja 40 Medium	46.99	40	or	160	1.32		0.24
Moja 80 Medium	81.99	80	or	240	0.99		0.24
Moja 140 VIP	129.99	140	or	560	0.78		0.24
Moja 240 VIP	199.99	240	or	960	0.72		0.24

(1)

there is optional differentiation of call rates between calls to Era network/other networks or peak-time/off-peak calls

(2)

in the standard option subscribers pay for the first sixty-second interval each thirty-second interval thereafter

Part of our subscribers continue to use our older tariff rates, which are summarized in the table below.

Included Free in Subscription Fee	Domestic Operator
Traffic Package	Subscription Fee	Minutes	SMS	Day (1)	Night, Weekend and Holiday(2)	Roaming	SMS Fee
		(min/mth)	(SMS/mth)	PLN/min	PLN/min	PLN/min	PLN/SMS
Era Moja	19.90	0	5	1.95	0.85	Foreign Operator Rate +15%	0.50
Era Moja 10	29.90	10	5	1.75	0.65		0.50
Era Moja 45	59.90	45	10	1.35	0.60		0.50
Era Moja 100	99.90	100	20	1.00	0.60		0.50

(1)

Monday - Friday 8:00 a.m. – 6:00 p.m.

(2)

Monday – Friday 6:00 p.m. – 8:00 a.m., weekends and holidays

(3)

These subscribers pay for the first minute of each call and for each thirty-second interval thereafter.

 As at December 31, 2002, less than 10% of our customers were still using tariffs available to subscribers activating prior to November 2000.

 Pre-paid Services

Since June 1998, we have offered a pre-paid GSM service package under the brand name Era Tak Tak. This pre-paid service enables our subscribers to take advantage of a GSM service without paying a monthly subscription fee or entering into a contract. Our Tak Tak pre-paid service is designed to appeal to those who want to limit the amount they spend on mobile services. During 2002 the pre-paid tariffs were changed. We revised the existing Ca³y Dzieñ (All Day) tariff and refreshed the Ty i Ja (You and Me) tariff as “SMS Fan”, featuring cheap SMS rates. All pre-paid customers transitioned automatically from the previous plans to the new cheaper plans.

Based on their preferences our customers can choose tariffs with cheap SMS or minute rates. Call rates are either the same for all call directions and all times of the day, as in the Caly Dzien (All Day) tariff, or cheaper in the off-peak time (SMS Fan) or for calls within the Era network (Razem or Together).

Call rates	SMS rates
To Era network	To other operators	To Era network	To other operators
Traffic Package	Day (1)	Night, Weekend and Holiday (2)	Day (1)	Night, Weekend and Holiday (2)	All Day
	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/SMS)	(PLN/SMS)

SMS Fan	1.19	0.69	1.89-1.99	0.89	0.29	0.29
Caly Dzien	1.49	1.49	1.49	1.49	0.29	0.49
Razem	0.69	0.69	1.39-1.89	1.39-1.89	0.29	0.49

(1) 8:00 a.m. – 6:00 p.m. (Monday – Friday)

(2) 6:00 p.m. – 8:00 a.m. (Monday – Friday), weekends and holidays

Customers choosing a pre-paid service can purchase either a SIM pack, the prices of which start at approximately PLN 59 (which consists of a SIM card, required to open a pre-paid account, with a stored value of PLN 59) or a pre-paid bundle pack (which consists of a handset and a SIM pack) for approximately PLN 199 to PLN 499 depending on the handset chosen. Our subscribers can then purchase pre-paid vouchers of different denominations and validity periods. Pre-paid vouchers are sold in all of our company retail stores and in over 15,000 other outlets, including news stands, gas stations, ATMs and in the outlets of the Era branded dealers. If the pre-paid account is not topped up with a new voucher within a twelve-month period, the pre-paid account expires and any remaining balance is forfeited. As of December 31, 2002, our total subscriber base included 2.3 million Era Tak Tak subscribers.

Value Added Services

During 2002 we concentrated heavily on developing an innovative and complete portfolio of products for customers in both residential and business market segments.

Year 2002 saw continuation of our strategy of strengthening our position as an innovator among mobile providers in Poland. The introduction of user-friendly roaming for pre-paid customers, first introduction of MMS services, or Era Omnix – an innovative platform for delivery of a multitude of information and entertainment services, increased the attractiveness of the private market offer. The offer for corporate clients was extended by a wide range of products, which are provided together with our partners from the IT sector, that meet growing needs for comprehensive mobile solutions enhancing productivity of our clients operations.

Private market

We continued active development of innovative products for the private market in 2002. Last year we strengthened our leading position in the area of roaming products. Pre-paid customers travelling abroad were offered ‘intelligent roaming’ (without having to dial a long prefix and with no callback system). For implementation of this service we were awarded a prize by Mobile Internet monthly.

 From August 2002 our subscribers using General Packet Radio Service (GPRS) handsets were given roaming access to services through fast packet data transfer. During their stay abroad customers have access to GPRS based products, connections to Wireless Application Protocol (WAP) pages, Internet, as well as to resources of their corporate networks, e-mail, and business applications. Bythe end of 2002 14 GPRS roaming agreements had been signed.

We improved our electronic mail system “Eranet” offering users a larger, 12 MB capacity email box, an attractive layout and a new intuitive interface. The system was also offered to pre-paid users and was formatted for use with PDA (Personal Digital Assistant – a miniature, handheld computer) devices. With the introduction of Era Omnix service described below, we enabled e-mail account activation over WAP.

We were the first operator in Poland to offer a service of sending and receiving multimedia messages (MMS), which can be a combination of photos, text, graphics, animated pictures and sound within the Era network and in international roaming. Our clients are also able to send MMS ‘postcards’ via Internet and WAP. To facilitate that, the company assembled a large gallery of images, covering numerous topics, for the use of its customers.

In 2002, we were developing our offer of information and entertainment content. A step towards full multimedia operations was the presentation of the Era Omnix service platform, which is the first such project in Poland and one of few globally. Its functionality is inspired by similar solutions worldwide, e.g. the Japanese i-mode, though the two solutions are technologically different. Era Omnix is:

• all that is new in non-voice services available in the world of mobile telecommunication;

• the widest offer of mobile information and entertainment services available in Poland, thanks to co-operation with content providers, which puts a wide variety of journalists and media at subscriber’s disposal;

• event billing;

• a dynamic means of transmission and concise messaging, used in new communication channels;

• automatically optimized to the type of terminal or PDA used.

Era Omnix is an open system. At present, we are offering the first version of the product, which provides services in over 200 thematic categories, put together by 24 content providers, many of whom are well-known in their fields. In the future, Era Omnix will continue to add new services and new content providers. The variety of content providers guarantees users a large choice of styles and scope of presented information. Users can choose which services and which form of payment they want to use (i.e. per item, daily, weekly, monthly access). In case of using paid services, information on payment amount is displayed on the handset screen prior to the user confirming the purchase.

Our philosophy is to enable content access through different platforms – Era Omnix over GPRS, Sim Tool Kit (for SIMextra users), WAP and SMS. Users of higher capacity ‘SIMextra’ cards showed significant interest in information and entertainment services launched in 2002. Access to services is provided through a convenient SIMextra menu stored in the phone’s SIM card. Since the introduction of SIMextra cards, available for both private and business customers, the number of users of the service, called InfoEra STK, has grown to more than 400 thousand. Another series of SIMextra features are the Local Services which provide access to customized information based on automatically identified user location. Local Services provide information in 12 categories including the location of ATMs, banks, local weather reports or entertainment information.

With the introduction of Java supporting mobile phones (Java allows to run the same application on different types of devices independently from the operational system) we were able to offer Java based games, that can be downloaded from the network onto a mobile phone.

From February 2002, we offer our customers a possibility to personalize their phones through the use of original ringtones, logos and screensavers. During the past year the sound and graphics offer of Era has been gradually developed. Currently, depending on the kind of mobile phone used, the downloaded ringtones can be monophonic, polyphonic or EMS (Enhanced Messaging Service). Another personalization feature for mobile phone users is a possibility to install original greetings in the voicemail, which PTC offered in October 2002. Customers can download a wide range of greetings. Users can also record their own greeting choosing a background sound offered by us.

Year 2002 was successful for the development of SMSs as a channel of communication linking media and the user. Speed, efficiency and transparent payment system for that means of communication led to a growth of SMS Premium service.

Business Market

Following our strategy to lead innovation, we were actively developing the offer for business clients in 2002.

The business offer has been split into four areas:

• Company Communication – mobile communication inside the organization or between the organization and its customers,

• Mobile Office – mobile access to standard office applications using wireless data transmission,

• Mobile Processes Support – automation and mobile control over diversified or mobile processes using wireless data transmission,

• Teleinformatic infrastructure – access to teleinformatic platforms in the GSM network used to build complete solutions for businesses.

In the area of Company Communication, we introduced new versions of several products, allowing users to create integrated voice communication systems. The new version of “Corporate Network” introduces standardized fees for connections irrespective of the type of number: long or abbreviated. In this area we also offered Virtual OnNet, which allows calling a number that is not within the Corporate Network using an abbreviated telephone number.

“Direct access to Era network” was extended with the possibility of calling directly from the mobile network to the customer’s fixed line number without fixed line operator’s involvement. This modification allows to include fixed line numbers existing in the company into the “Corporate network” and to create a complete system of internal communication.

We have added new functionalities to “Business infoline”, which allow 0 – 801 type of info services, which assume a split of costs between the calling and the called parties.

In other product categories we concentrated our efforts on the introduction of “Transfera”, a standard product allowing data transmission using GPRS functionality, and promoting pilot launches of so called Mobile Business Solutions (MBS) based on Transfera.

 “Transfera” belongs to the “Teleinformatic Infrastructure” group of products. It allows customers to use dedicated private data transmission networks in GPRS technology. Due to high capacity and safety features, this solution is mainly used in mobile solutions based on mobile access to data and business applications. Employees equipped with GPRS enabled phones and other mobile devices, like PDAs or laptops, have a secure mobile access to the corporate network, e-mail or other databases. Constant connection between a mobile device and the network, coupled with lack of fee per connection, makes it very attractive for use in telemetry or monitoring businesses.

Mobile Processes Support “Transfera” is a base for teleinformatic solutions (Mobile Business Solutions) enabling users to work independently from their place of stay (Mobile Office) and supporting management and mobile control over some processes (Mobile Processes Support). Examples of such solutions include the pilot products that we offer together with our partners from the IT sector (Microsoft, ATM, BCC, ComArch and ComputerLand), such as “Mobile access to the corporate e-mail system” and “Mobile access to business applications”.

Basic Service Packages

We offer standard value added services in packages, which can be purchased separately by our subscribers to the regular plans. Those value added services have been grouped into the four categories below:

Dla Wygodnych	Dla Wszechstronnych	Dla Ciekawych	Dla Zaawansowanych
Voice mail Incoming call identification (CLIP) call line identification Own number presentation Blockage (CLIR) call line identification Call forwarding	Call waiting Call suspension (call hold) Conference call Call barring Detailed bill (for business tariffs only)	Text based information service (SMS)	Eranet electronic mail Fax transmission Data transmission

The Dla Wygodnych or ”Convenient” package is free to all business and retail subscribers. The Dla Wszechstronnych or ”Comprehensive” package is free for all business and retail subscribers, except Moja and Moja25 Start subscribers, who pay PLN 5 a month. The Dla Ciekawych or ”Curious” package is free for Era Biznes 100 and Era Biznes 220 subscribers, while the rest of our subscribers have to pay PLN 8 per month. The Dla Zaawansowanych or ”Advanced”package costs PLN 20 per month for all subscribers except those on the Biznes 220 tariff.

As the market for GSM and GPRS services develops over time, we intend to introduce additional value added services to drive our revenues per customer and reduce our reliance on voice based services.

Handsets and Accessories

We sell handsets and accessories separately from GSM services. Subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from the basic to the most advanced models manufactured by some of the world’s leading suppliers, including Alcatel, Sony Ericsson, Motorola, Nokia, Panasonic and Siemens. In connection with certain promotions, during which we acquire the majority of our new activations, we offer reduced price handsets that can only be used on our own network while the subscriber makes a contractual commitment to use our services for one or two years.

The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber’s handset, including carrying cases, batteries, car kits and recharging equipment. See “Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Expenditures - Cost of Sales”.

Customer retention

We also sell handsets and accessories to our existing customers, who intend to replace or upgrade their handsets.

Once customers have completed the term of their initial contract with us (typically two years, but in some cases one year) they are free to continue using our services or, should they wish, terminate their relationship with us and either stop consuming mobile services or move to one of our competitors. Accordingly, retention expenditures are focused on customers who are approaching the end of their subscription contract and those who are already beyond the initial contact term.

Based on the average bill and payment history, we have set certain combinations of handset replacement offers and tariff discount in the form of additional minute bundles that we make available to qualifying customers in exchange for extending their contracts with us. We believe that due to our knowledge of the customer, at certain ARPU levels it is more efficient to invest in retaining specific customers than to invest in generally available acquisition offers that any potential customer may obtain. From any group of newly acquired customers, some will turn out to be high ARPU and highly valuable to us whereas other may not pay bills or make few calls, creating losses for our business.

Over the past two years the rate of growth in the postpaid market has dropped significantly with the result that gross additions (new activations with new contracts) have been dropping steadily whilst the share of prepaid gross additions has been rising dynamically. Therefore the market is moving into a new stage of development whereby the number of expiring postpaid contracts relative to gross postpaid additions is rising significantly with the result that churn rates depend critically on retention offers and expenditures. During 2002 retention policies and offers have become a key new area of competition between the three operators.

We very carefully monitor the profitability of our retention offers and are investing heavily in a CRM programme to improve the efficiency of our comparatively new retention business processes.   Nevertheless, retention is the single biggest source of cost increase in our current activities and we believe expenditure will continue to grow in the medium term.

International Roaming

Our digital wireless network currently uses GSM technology. GSM is the world’s most widely used digital wireless technology, with more than 1 billion users around the world as of December 31, 2002. Because GSM is a standardized technology used throughout most of Europe and internationally, our subscribers can make and receive calls outside their home calling area in other countries that also operate a cellular telecommunications network on the GSM standard. As of December 31, 2002, we had entered into 250 international roaming agreements with GSM operators in 104 countries. The agreements cover all of the principal countries in Europe. In general, these international roaming agreements provide that when our subscribers use the services of a corresponding GSM network operator in another country, we are responsible for payments of charges for those services used in accordance with the corresponding GSM network operator’s tariff. We pass these charges through to the relevant subscriber, together with an additional surcharge of 15%. Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. In 2002 we also launched roaming services for pre-paid customers. We also offer GPRS roaming with 14 countries as of December 31, 2002. See “Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Revenues”.

Billing and Subscriber Management

The integrity and flexibility of our billing and subscriber management system are important components of our strategy of providing efficient and responsive subscriber service. It also allows us to generate accurate and timely subscriber information and analysis. T-Mobile and its affiliates supervised the installation of our billing and subscriber management system. T-Mobile and its affiliates continue to provide us with operational training and technical support, while we cooperate on sales and purchases of goods.

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

As in other emerging-market countries, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential subscribers. We do, however, have an internal credit risk management team that conducts credit checks on our new subscribers, primarily by verifying addresses and through bank references, and we are in the process of developing a credit risk profile model. We have also created a proprietary credit database and use our billing system to generate subscriber usage reports on subscribers that have exceeded pre-assigned credit limits or have failed to pay their bill. Based on these reports, our credit and risk management team can contact subscribers, and depending on the circumstances, a subscriber’s service may be deactivated. We also provide independent dealers and retail stores with weekly electronic subscriber management reports. Additionally, our dealer commission structure is linked to the life of each subscriber acquisition. Overall, we pursue collections aggressively and disconnect subscribers who pose a credit risk.

We have actively lobbied, through the “Alliance for Fair Business”, to enable credit rating agencies to begin operating in Poland and such legislation was finally passed in the first quarter of 2003. Once such agencies are operating effectively we expect to be able to maintain or improve our bad debt performance whilst reducing our reliance on sophisticated in-house processes.

Marketing and Distribution

Our marketing and distribution efforts are designed to develop brand leadership for Era, including Tak Tak, and to enable us to target specific segments of the Polish telecommunications market, particularly those subscribers  with high subscriber lifetime values. Currently, we target the professional and business segments and affluent segments of the private market with post-paid products and the mass market with pre-paid products.

Marketing Activities

Our marketing efforts are currently focused on potential subscribers who are likely to recognize the enhancements in productivity that may result from having a mobile phone, and others who are unable to otherwise access wireline telephony because of the relatively long waiting times for telephone installation common in Poland. Our primary target markets for GSM services are the most profitable and the fastest growing market segments. For profitability we target small and medium-sized businesses, professionals and large corporations who generally use tariff plans consistent with high volume usage and also high-volume private subscribers.  We address the fast growing mass market segment through our pre-paid offers, which we seek to price attractively and differentiate with the best access to innovative value added services and by projecting the quality values of the Era brand.

We have used extensive national advertising campaigns to create awareness and to promote the benefits of subscribing to an Era service. We advertise primarily through television advertising and also use print media, billboards and radio advertising. The brand name Era GSM was selected after an extensive name search and customer research program because it is short and easy to remember. In February 2001, we changed our brand name to Era as we are now a holder of the UMTS License as well as a GSM operator. We have also developed the product name Era Tak Tak to promote our pre-paid services. In October 1999, we launched a consumer loyalty program called ‘‘Stokrotka’’ or “Gratitude”, which was the first major such program of its kind offered in the telecommunications industry in Poland. This campaign is designed to provide our subscribers with incentives based on their usage, payment history and longevity of contract with us. Modeled on airline mileage award programs, our subscribers are awarded benefits such as Era merchandise and free cellular airtime or a handset replacement.

We also believe that demand for GSM services in Poland is stimulated by promotional campaigns which offer reduced prices for GSM services and accessories. We engage in such campaigns on a virtually continuous basis offering handsets at reduced prices and reduced activation fees for specific periods. Subscribers who purchase services as a result of a promotional campaign may not cancel their subscriptions until the expiration of a minimum period (generally two years), unless the subscriber pays us an additional amount approximately equal to the discount he or she received on the full cost of their handset. Other subscribers may cancel their subscriptions upon one month’s notice to us without a charge. We rely on our fraud and credit checking procedures, as well as our sales bonus schemes, to hold to a minimum the level of unprofitable contracts made with users who do not consume sufficient services to recover the initial handset subsidy or simply do not pay their bills.

Distribution Channels

Together with the change in our branding strategy in November 2000, we also changed our approach towards our distribution network, dividing it into business customers, retail customers and pre-paid services distribution networks. Our largest distribution channel is the one designed for retail customers, composed of 20 independent dealers (as of December 31, 2002) that operate a chain of 830 retail outlets. We also cooperate with dealers to increase brand awareness by providing them with sale materials, event financing, packaging, brochures and promotional stands. In June 2001 we launched Dealers’ Portal, a tool which enables dealers to communicate with our company over the Internet as well as to have an access to our databases supporting them in sales and retention activities. Our retail distribution channels currently consist of 68 owned retail stores. These stores are located in the central, high traffic areas of Polish cities and only sell our cellular services, handsets and ancillary products. We believe that our retail stores are a valuable promotional vehicle for our services and products, offering a wider range of customer service and support than those offered by our dealers at their points of sale. Each of the retail stores has customer service staff capable of immediately activating a new subscriber as well as responding to billing and other inquiries from the company’s current subscribers. We also provide handset servicing in our retail stores, including providing subscribers with temporary replacement handsets in the event that the broken handset is returned to the manufacturer for repair.

To meet the requirements of our business customers, we created two separate sales channels. Corporate Major Accounts (”CMA”) companies are served by our Business Advisors supported by a dedicated Customer Care Department. We believe that our direct sales force constitutes an important resource in our strategy of increasing the proportion of subscribers using business tariff plans, as well as attracting higher usage customers. Our direct sales force has 113 Business Advisors responsible for the acquisition and servicing of our major business accounts as well as selling new products and comprehensive solutions based on new technologies. Small & Medium Enterprises (”SME”) companies are served by Authorized Business Advisors (”ABAs”). Structurally, ABAs are attached to the sales network created by the dealers, though they constitute an independent distribution channel. Within this sales channel we work with 20 dealers, who employ more than 500 well-trained Authorized Business Advisors.

We distribute our pre-paid bundle packs through our own chain of shops and through a large number of POSs. The Era Tak Tak coupons are sold through more than 15,000 outlets, including ATMs, kiosks and petrol stations.

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

Our infrastructure of cellular networks is based upon the division of the geographical area covered by the network into a number of cells that have diameters ranging from a few hundred meters to up to 30 kilometers. Each cell contains one or more transceivers at a base transmission station (”BTS”) that communicate by radio signal with active cellular subscribers in the cell. In a GSM cellular network, the BTSs installed in each cell are connected to the base station controllers (”BSCs”), which in turn, are connected to a MSC. MSCs are connected to other MSCs in the same network and to other fixed and cellular networks. MSCs control the routing (and call record) of calls and allow cellular telephone users to move freely from cell to cell while continuing calls. Connections between BTSs, BSCs and MSCs consist of transmission lines, including fiber optic cables, copper cables and microwave links.

As of the end of 2002, our GSM network comprised the Base Station Subsystem of more than 5,000 Base Transceiver Station Cabinets and 140 Base Station Controllers; 23 Mobile Switching Centers and the Operations and Maintenance Subsystem and the Network Management Center, both of which are located in Warsaw and enable the Company to centrally manage and coordinate network operations and maintenance. From the company’s Network Management Center in Warsaw, we monitor service provided by our network.

To mitigate the effects of potential switching failures or failures of other network elements, we have installed back-up equipment and have constructed alternative routes between our critical network elements.

As of December 31, 2002, our network covered approximately 96.4% of the geographic area of Poland representing approximately 99.5% of the total Polish population.

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

Under the amended terms of our UMTS License, we must begin commercial service using the UMTS frequencies between January 1, 2004 and January 1, 2005. To meet this obligation and in order to be ready to support our strategy of providing a high quality network offering the most advanced services, we intend to continue testing UMTS network equipment in cooperation with our key suppliers and later enter into commercial agreements for the purchase, installation and integration of UMTS start-up networks. In order to offer seamless UMTS, GPRS and GSM services, we expect to work closely with our key suppliers and integrate the new UMTS network equipment into our overall network architecture. Once the new equipment is successfully integrated and new multi-mode GSM 900/1800/GPRS/UMTS handsets are available, we expect to offer our UMTS subscribers seamless services supporting voice traffic and data services.

Network Quality

Our network has been designed to provide comprehensive high-density coverage in major urban centers in Poland. This is achieved by using cells of approximately one kilometer in diameter as opposed to cells of approximately 30 kilometers in diameter in rural areas. It enables subscribers to access wireless transmission anywhere within those urban areas, including inside buildings. We believe that our ability to provide high-quality indoor reception and transmission in major urban areas is an important asset enabling it to successfully compete in the Polish cellular telecommunications market. We also believe that our focus on high-density coverage in urban areas at the early stage of our network development has been more economical than attempting to increase density of coverage in these locations at a later stage.

Cell Site Planning

Cell site planning, which we originally carried out jointly with our major suppliers, is now principally done internally. Our design for network coverage is determined with the aid of a specialized software package developed by T-Mobile. In 2000 we were awarded the ISO 9002 certificate for our GSM Network Strategic Planning.

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

•

take action to remedy any defect or malfunction in the software provided within four hours of the occurrence of a defect or malfunction, or reimburse us for the services of a third party;

•

provide a help desk to support us;

•

release upgrades or updates for its software to us; and

•

cooperate with us on the management of release procedures for its software.

With respect to hardware, each supplier is required to:

•

make replacement parts available to us at market rates;

•

repair and replace parts of our network pursuant to either a monthly account with us or compensation on a case by case basis; and

•

make us aware of and offer to provide us such enhancements, upgrades and evolutionary improvements to hardware in our network.

Suppliers

Ericsson, Siemens and Alcatel designed, manufactured, delivered, installed, commissioned and prepared our GSM network, including mobile switching centers, base stations and base station controllers, operation support systems and cross- connect systems equipment. These suppliers now provide maintenance and repair services for our network in addition to continuing our expansion to meet capacity requirements. We are now conducting tests of the UMTS prototype network equipment in cooperation with our key suppliers.

The Licences

GSM 900 Licence Terms

General

Following a competitive tender, on February 23, 1996, we received a licence which granted us:

•

a concession to provide telecommunications services according to European telecommunications GSM standards in the 900 MHz frequency band;

•

a permit to install and use GSM network equipment;

•

an allocation of 37 channels within the 900 MHz frequency band; and

•

an allocation of telephone numbers with the prefix 602 and 604 (subsequently prefixes 606, 608,600, 692 and 694 have been added, while 696 and 698 are being added during the year 2003).

Fees

We were required to pay to the Polish government a fee equal to the Zloty equivalent of €217,731,831 for our GSM 900 licence. This fee has been paid in full, in six installments with the first installment due upon the grant of the licence and one installment on each March 31 thereafter. We paid €101,494,831 of this fee in 1996, €1,980,000 on March 31, 1997, €8,107,000 on March 31, 1998, €15,730,000 on March 31, 1999, €34,320,000 on March 31, 2000 and €56,100,000 on March 31, 2001. See Note 19d to the Financial Statements as at and for the year ended December 31, 2002. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Infrastructure. This amount was set at PLN 2,368,000 for the first year of operation (following the award of our GSM 900 Licence), PLN 3,872,000 for the second year, PLN 3,990,000 for the third year and PLN 4,500,000 for each of the following years.

In addition, we are required to pay an initial fee of PLN 500 for the permit and frequency allocation for each base station and PLN 250 for any changes in this permission. We are also obligated to pay a fixed annual fee of PLN 160 for each of the channels used by each base station.

Terms

Our GSM 900 Licence was issued for a term of fifteen years and allows us to apply for an extension for an agreed period one year prior to its expiration date. Our GSM 900 Licence is not transferable. Therefore, any transfer of business would require a revocation and reissuance of our GSM 900 Licence.

Under the terms of our GSM 900 Licence, we were not entitled to request additional frequency until five years after the commencement of commercial operations and we must comply with the terms and conditions of our GSM 900 Licence. In November 1997, however, the Ministry of Communications allocated to us eight additional channels.

Licence Conditions

Our GSM 900 Licence is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 900 Licence may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 900 Licence conditions.

Our GSM 900 Licence contains certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage of 63.4%, 79.6%, 84.2% and 84.9% and population coverage of 73.1%, 90.1%, 94.8% and 95.6% by the end of 1997, 1998, 1999 and 2000, respectively. We met these coverage requirements for each of the above years and have met them up till now. Our GSM 900 Licence requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

Our GSM 900 Licence generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 900 Licence also specifically prohibits exclusive arrangements with ‘‘service providers’’. We believe, however, that our dealers are not ‘‘service providers’’ as the term is used in our GSM 900 Licence with reference to airtime providers, and therefore, our exclusive contracts with our dealers do not constitute a violation of our GSM 900 Licence conditions. See –Item 4. “Information on the Company - Marketing and Distribution’’.

In its original form, our GSM 900 License prohibited the establishment of transmission links between elements of our GSM network and required us to lease transmission lines from TPSA. Our GSM 900 Licence also prohibited any form of interconnection between our network and other wireless networks including wireless networks outside Poland, without using TPSA’s transmission lines. On January 17, 1997, however, pursuant to a complaint from the Polish Ombudsman, the Polish Supreme Administrative Court repealed these prohibitions on the grounds that the Minister of Communications had insufficiently substantiated the rationale for imposing these restrictions. In response, the Minister of Communications issued a decision dated May 13, l997, amending our GSM 900 Licence to permit us to install and use a transmission infrastructure to connect elements of our own GSM network. We are still required to use transmission lines leased from TPSA to interconnect each mobile switching center and to interconnect our network with that of TPSA’s unless TPSA is unable to provide such leased lines to us within one month following the request. Also, the interconnection with other mobile telephony networks was permitted only between mobile switching centers, which meant in practice that we had to use leased lines from TPSA to connect with other mobile telephony networks. On April 27, 1998, the Supreme Administrative Court repealed these restrictions on the grounds that the Minister of Communications did not provide sufficient reasons for its decision and on the grounds that the restrictions might be incompatible with the competition provisions of the Europe Agreement dated December 16, 1991. Pursuant to this judgment, we are free to connect components of our network and to interconnect with other cellular providers in Poland without using leased lines from TPSA. We are also free to lease lines from other operators which can provide such service. In addition, this judgment allowed us to build the SDH microwave backbone network. See Item 4. ”Network Infrastructure”.

We currently lease transmission lines from TPSA to interconnect the elements of our GSM network. Tariffs for the lease of these transmission lines are based on the distance between elements of our GSM network and the length and capacity of the relevant transmission line. The Polish Office for Competition and Consumer Protection found these increases to be anti-competitive. Pursuant to the Interconnect Decision, described below, we are entitled to a 60% discount on TPSA’s standard leased line tariffs and certain additional incremental discounts. See Item 4. “Interconnect Agreements’’. We may, in appropriate circumstances, seek to lease transmission lines from third parties such as railway or electricity companies.

GSM 1800 Licence Terms

General

On August 11, 1999, we received a license granting us:

·

a concession to provide telecommunications services according to European telecommunications GSM/DCS standards in the 1800 MHz frequency band;

·

a permit to install and use GSM/DCS network equipment;

·

an allocation of 48 channels within the 1800 MHz frequency band; and

·

an allocation of telephone numbers with the prefix 606.

This licence permitted us to use these new 1800 MHz frequencies beginning March 1, 2000. We started installing the necessary GSM/DCS equipment at the end of 1999 and have continued to install such equipment; we commenced offering GSM 1800 services in selected areas on March 1, 2000.

Fees

We are required to pay to the Polish government a fee equal to the Zloty equivalent of €100,293,000 for our GSM/DCS concession which is payable in four installments. We have paid this fee in full, of which €50,146,500 was paid in 1999 and €16,715,500 on August 31, 2000, €16,715,500 on August 31, 2001 and €16,715,500 on August 31, 2002. See Note 19d to the Financial Statements as at and for the year ended December 31, 2002.

In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Infrastructure. This amount has been set at PLN 3,072,000 for the first year of licence operations, PLN 3,648,000 for the second year, PLN 4,224,000 for the third year and PLN 4,800,000 for each of the following years.

Terms

Our GSM 1800 Licence was issued for a term of fifteen years and provides that we may make an application to extend the term for an agreed period one year prior to its expiration date. Our GSM 1800 Licence is not transferable. Therefore, any transfer of business would require a revocation and reissuance of our GSM 1800 Licence.

Licence Conditions

Our GSM 1800 Licence is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 1800 Licence may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 1800 Licence conditions. Similar to our GSM 900 Licence, our GSM 1800 Licence requires that we meet certain coverage and technical criteria, including a requirement that the dropped call rate not exceed 5% during peak hours and that we attain geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. We have already exceeded this level of coverage.

Our GSM 1800 Licence requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

Our GSM 1800 Licence generally requires us to comply with certain competition and anti-monopoly rules currently in force in Poland. Our GSM 1800 Licence also specifically prohibits exclusive arrangements with other service providers. We believe, however, that our dealers are not ‘‘service providers” as the term is used in our GSM 1800 Licence with reference to airtime providers, and therefore, exclusive contracts with our dealers will not constitute a violation of our GSM 1800 Licence conditions. We are free to connect components of our GSM 1800 network and to interconnect with other cellular providers in Poland without using leased lines from TPSA. We are also free to lease lines from other operators which can provide such services. However, our GSM 1800 Licence requires us to use TPSA leased lines to connect TPSA toll switches with our MSCs.

Generally, tariffs for the lease of these transmission lines are based on the distance between the elements of our GSM network and the length and capacity of the relevant transmission line. The current TPSA interconnect agreement covers the leasing of transmission lines from TPSA for the GSM 1800 network, as the GSM 1800 MHz Licence allows us to extend our network capacity rather than build a new network.

During 2001, we applied to OTRP for change in the licences fee costs for our GSM 1800 Licences, which we purchased in September 1999. The price of the licence to serve all the territory of Poland was €100 million. At the same time our main competitor, Polkomtel, purchased its GSM 1800 licences to serve the 10 biggest cities in Poland for the amount of approximately €50 million and during the year 2001 it extended this licence to be able to serve the whole territory of Poland for the nominal fee of €2,500. Also Centertel paid significantly less for its GSM 1800 licenses and had it extended for the nominal fee of €2,500. As a result of this extension and applied prices, we asked the regulatory body for equal treatment through decreasing our licence fee. OTRP has expressed its position against any refund of our licence payment or a change in licence terms of our competitors. We have applied again to OTRP for another judgement in this matter. The decision is still pending

UMTS Licence

General

During the second half of 2000, the Polish Ministry of Telecommunications ran a tender to offer five UMTS concessions for the Polish market. Operators would have been able to start offering services from January 1, 2002 and the licences were to be awarded for a minimum fee of €750 million, an additional payment to be proposed by the bidder and the assessment of the bidder’s credibility, financial standing and plans for offering UMTS services.

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

After the UMTS bidding process was cancelled in the beginning of December, 2000, we requested that the Ministry of Telecommunication grant UMTS Licences without a bidding process. On December 20, 2000, the Ministry granted UMTS Licences to the three existing operators. The licence grants us:

•

a concession to provide telecommunication services according to UMTS telecommunication standards;

•

a permit to install and use a UMTS network; and

•

an allocation of two 14.8 MHz frequency blocks and one 5 MHz frequency block in the 2 GHz frequency band. These blocks are currently used by the Polish Armed Forces.

Fees

We are required to pay to the Polish government a fee equal to the Zloty equivalent of €650 million for the UMTS licence. The fee is payable in 22 installments with the first installment in the amount of €10 million paid in 2000 and further installments totaling €250 million paid in 2001. The remaining amount of €390 million is payable according to the following schedule:

•

€15 million yearly payable each September 30 from 2005 to 2013;

•

€28 million yearly payable each September 30 from 2014 to 2021; and

•

€31 million on September 30, 2022.

Terms

The UMTS Licence expires on January 1, 2023 and provides that we can extend the term for an agreed upon period one year prior to its expiration date. Our UMTS Licence is not transferable. Therefore, any transfer of our business would require a revocation and reissuance of the licence.

Licence Conditions

The UMTS Licence is subject to a number of commercial and technical conditions. While Polish law provides that the licence may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of the conditions.

The original UMTS licence required us to attain 20% population coverage by the end of 2004 and 40% population coverage by the end of 2007. We were also required to start offering UMTS services not earlier than January 1, 2003 and not later than January 1, 2004 and frequencies were to be made available by the Polish armed forces from January 1, 2003. In 2001, all three holders of the UMTS licences asked for the postponement of the launch date to January 1, 2005. In May 2002, OTRP issued a decision in which it postponed the original launch date of UMTS services by one year. Original coverage requirements and frequency availability requirements were also postponed by one year.

The Polish Armed Forces, which currently use the 14.8 MHz and 5 MHz in the 2GHz frequency band, are obliged to vacate such frequencies and make them available to us. We lease a limited range of frequencies from the OTRP in order to test our UMTS network equipment.

Competition

We are one of three wireless communications providers in Poland providing GSM mobile telecommunications services in both the 900 MHz and 1800 MHz frequency band, and each of the three providers has also been granted a UMTS License. We believe that the existing level of competition is likely to increase in all areas of the Polish telecommunications market over the next few years, particularly in light of the liberalization of the Polish domestic and liberalization of the international long distance market since January 1, 2003. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs or reduce our share of net new subscriber additions. In addition, the OTRP may seek to impose regulations that require us to allow competitors roaming or site-sharing rights on our network or otherwise use its powers to materially modify the competitive environment.

We face competition primarily from Polkomtel (a joint venture between Tele Danmark A.S., Vodafone  and Polish companies), and Centertel (a joint venture between TPSA and France Telecom Mobiles International) and from wireline telephone services. Polkomtel was awarded its GSM 900 License in February 1996 and currently provides services under the trade name Plus GSM. Polkomtel was also awarded a GSM 1800 License in September 1999, and has received a concession to provide UMTS services.

Centertel provides analog and GSM 1800/900 digital wireless telecommunications services in Poland. Centertel launched its analog service in June 1992 and as of December 31, 2002, TPSA reported that Centertel had approximately 12,000 analog subscribers. Centertel’s analog network covers approximately 95% of the territory and 98% of the population. Centertel announced that it intends to invest only in the maintenance and any necessary technical upgrades of its analog network. In March 1998, Centertel launched its GSM 1800 service. Centertel was awarded a GSM 900 license in July 1999, launched its GSM 900 services in March 2000. It has also obtained a concession to provide UMTS services.

New competitors may enter the mobile telephony market if any of the eleven entities, which have to date obtained licenses to operate mobile virtual networks in Poland, agrees with any of the incumbent mobile operators the terms to gain access to the incumbent’s network and launches commercial service. To the best of our knowledge, regulations in the majority of Western European telecommunications markets do not require incumbent mobile operators to grant access to MVNOs. However, if the Polish market regulator, OTRP, decided to take an aggressive approach towards opening existing mobile networks to MVNOs, it might facilitate the entry of new competitors to the mobile telephony market and potentially have an adverse impact on our operations.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market by OTRP. Both of our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network upon request by any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled. We cannot assure you that the scope of obligations of SMP operators will not increase in the future, which may include the obligation to grant access to the network to MVNOs, even though “national roaming” is currently prohibited by the terms of our GSM 1800 license.

We also compete with wireline telecommunications providers in Poland, principally TPSA, insofar as low wireline penetration rates and long waiting times for telephone installation have encouraged consumers who are otherwise unable to access wireline telephony or unwilling to pay access fees for both fixed and mobile telephony to acquire mobile telecommunications services. As at the end of 2002 TPSA owns approximately 90% of Poland’s existing fixed-line telecommunications infrastructure and until January 1, 2003 was the only entity within Poland that is authorized to provide international telecommunications services. Consequently, wireless telecommunications operators were required to enter into interconnection agreements with TPSA in order to complete calls made from or to receive calls made to their networks. See –Item 4. “Information on the Company - Interconnect Agreements”.

We believe that competition with UMTS services will be as intensive as with GSM services while the possible introduction of a new entrant may put additional downward pressure on prices and margins. We expect UMTS competition to focus on coverage, range, quality and ease-of-use of enhanced data-based services made possible by the transmission speeds afforded by UMTS and, in some cases, the slower GPRS standard. We expect that operators will also compete to form relationships with content providers, commercial businesses and financial institutions wishing to engage in mobile commerce, applications service providers, advertisers and content integrators. We believe that this will likely be a relatively new area for intense competitive activity and we expect to develop our core competencies by leveraging the experience already obtained in developing WAP enabled internet services and SMS-based services to develop new solutions for GPRS and later for UMTS. In 2001 we formed a new division – Product Development and Management – from the existing product marketing and product development resources to drive our efforts in this area.

Both we and our competitors have shareholders that hold significant market share in the provision of mobile telecommunications services across Europe and worldwide. We believe that each of these shareholders, all of whom are transnational or multinational operators, T-Mobile and the parent of one of our shareholders, Vivendi Universal S.A., in our case, Orange and France Telecom in the case of Centertel and Vodafone and TeleDenmark in the case of Polkomtel, aim to leverage their buying power and brands across their subsidiaries and, as far as possible, across their affiliates during the coming few years. These strategies may lead to significant additional operating expenses to re-brand existing networks and create multinational brands, while costs may be saved by consolidating the number of network suppliers and reducing capital investment costs, use of common service provisioning platforms and consolidating general and administrative functions. We believe that certain competitive advantages, particularly in the business segment, may be available to those operators with significant geographical reach that choose to offer standardized cross-border tariffs, eliminating the roaming premium charges typically seen in the current market.

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

Interconnect Agreements

Like other wireless operators, our wireless network requires interconnection with a fixed-line network to enable subscribers to initiate and receive calls to and from persons using fixed-line networks or other cellular networks. We therefore require a switched access arrangement with TPSA, Polkomtel, Centertel and alternative fixed line operators. The terms of these arrangements, particularly with TPSA, are important to financial results and historically difficult to negotiate. OTRP and previously the now defunct Ministry of Communications have been responsible for regulating disputes over interconnection.

History of interconnection with TPSA

We started our commercial operations in September 1996. Until May 22, 1997, we operated with TPSA on a bill and keep system for domestic calls on the basis of an initial agreement. On May 22, 1997, the Ministry of Communications issued a decision (the ”Interconnect Decision”) establishing a system of interconnect payments whereby we would pay TPSA for calls terminating in TPSA’s network and TPSA would pay us for calls terminating in our network. In addition, the Interconnect Decision reduced the proportion of TPSA’s published retail tariff payable to TPSA for international calls to 67%. Inbound international calls were to be terminated for free by the mobile operator. While we subsequently settled interconnection charges with TPSA on the basis of the Interconnect Decision for all periods since the Interconnect Decision was issued, TPSA thereafter appealed the Interconnect Decision to the Supreme Administrative Court. We nevertheless entered into an Agreement on the Terms and Conditions of Cooperation and Mutual Interconnection, dated December 9, 1998 (the ”Framework Agreement”), with TPSA, pursuant to which TPSA paid us a net amount of PLN 6.2 million for interconnect and international charges covering the period from the beginning of our commercial activity in September 1996 to May 21, 1997. In addition to acknowledging the Interconnect Decision, the Framework Agreement established a cooperative environment between TPSA and us with respect to communications in case of network problems and future negotiations in the event there are significant market changes. On December 9, 1999, the TPSA Framework Agreement was amended to provide for a settlement process and calculation in the event we cancelled the use of leased lines. On October 24, 2000 the Supreme Administrative Court rejected TPSA’s appeal of the Interconnect Decision. Our role in this process was limited to that of an interested party. This decision opened a way to further negotiations with TPSA. We renegotiated the interconnect, transit and international settlements terms according to instructions issued by the Minister of Communications on June 30, 2000.

On May 28, 2001, OTRP issued a ruling that TPSA was required to share revenue coming from international calls terminated in the GSM networks with the GSM operators.TPSA appealed this decision to the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld OTRP’s decision which forced TPSA to pay PTC fees equal to the local fixed to mobile interconnection rates. TPSA has lodged a cassation request against the Anti-monopoly Court judgement to the Supreme Court. Since May 2001 until the end of 2002 revenues of PLN 147.4 million had been recognized from this source. Management supported by an independent legal counsel is of the opinion that the probability that the Supreme Court will accept the cassation and cancel the Anti-monopoly Court’s judgement is little.

Until January 1, 2003, TPSA had been the only entity in Poland permitted to provide international telecommunications services. In view of the liberalization of the international services market we have entered into interconnection agreements with certain foreign operators to carry international inbound and outbound traffic to and from our network respectively. The pricing obtained for these services is now significantly more favourable than the arrangements with TPSA prior to January 1, 2003.

In 2001, after a long period of unsuccessful negotiations, we requested OTRP to regulate the domestic interconnection rates for calls originated by us and terminated in the TPSA network. On November 29, 2001, OTRP lowered, by an average of 67%, mobile to fixed interconnection charges. The resulting regulation of rates benefits all three mobile operators. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by OTRP as insufficiently detailed. Other claims by TPSA, in particular challenging OTRP’s jurisdiction to issue the decision, have been turned down.

On December 24, 2002 we signed an Annex to the Agreement on co-operation and interconnection with TPSA, in which the parties agreed all issues related to interconnection rates for domestic calls originated in TPSA network and terminated in our network, as well as for domestic calls originated in our network and terminated in TPSA network. The agreement allows for settlement of all outstanding interconnection fees and termination of all legal disputes between the parties, related to domestic interconnection rates. Under this agreement, the parties agreed a new set of interconnection rates for calls originated in our network and terminated in TPSA network, which are slightly above those originally set in the decision of the Chairman of OTRP. Regarding interconnection rates for calls originated in TPSA network and terminated in our network, the parties agreed a staged reduction in rates: the rate for calls during evening hours and during weekends and holidays has been lowered from February 1, 2003, and the rate for calls in the peak hours will be lowered from June 1, 2003. TPSA has accordingly committed to significantly lower its retail rates for calls to our network.

We are of the opinion that the newly introduced rates mark an important move towards adjusting the Polish retail and interconnection rates to European benchmark levels and ensure significant reductions in fixed to mobile retail rates that should stimulate traffic between the TPSA and our networks and contribute to further growth in the penetration rate of mobile telephony in the Polish market.

Interconnection with other operators

In 1999 we entered into an agreement with Netia Telekom, a fixed-line service provider, and in 2000 we entered into interconnect agreements with Telefonia Lokalna, El-Net and Petrotel, which are additional fixed-line service providers.

We also entered into an interconnect agreement with Polkomtel on December 17, 1997, that provides Polkomtel subscribers direct access to our network and our subscribers direct access to the Polkomtel’s network on a symmetric billing basis whereby we pay each other an agreed upon charge for the time our respective subscribers use each other’s network.

In September 2001, we entered into an agreement with PTK Centertel, the third wireless operator, based on similar terms as the agreement with Polkomtel. The agreement has become operational in mid-June 2002.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. These new agreements will increase both our revenues and costs of interconnection from 2003 onwards.

Later in 2003, we intend to conclude MMS internetworking agreements with PTK Centertel and Polkomtel.

Organizational Structure

On June 17, 1997, PTC International Finance B.V. was incorporated as a finance company under the laws of The Netherlands for the purpose of issuing the 10¾% Notes. PTC International Finance B.V.’s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V. PTC International Finance B.V. is our wholly-owned subsidiary and has no subsidiaries of its own.

On November 5, 1999, PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of The Netherlands, both in connection with issuance of the 11¼% Notes. PTC International Finance (Holding) B.V.’s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V. PTC International Finance II S.A.’s issued and outstanding share capital consists of 125 fully-paid shares with a par value of 41,000, all of which are beneficially owned by PTC International Finance (Holding) B.V. PTC International Finance II S.A. has no subsidiaries.

Property, Plant and Equipment

Our principal properties consist of telecommunications network infrastructure and related buildings throughout Poland. The majority of base station sites are leased for a minimum period of five to ten years. As of December 31, 2002, we had entered into lease agreements for 3632 base station sites. We have a financial lease for our main office space in Warsaw and operating leases for office space in Katowice, Poznan, Gdansk and Krakow. We also lease each of our retail stores.

Item 5. Operating and Financial Review and Prospects

Operating Results

The following section should be read in conjunction with “Item 3. Key Information Selected Financial Data”, “Item 8. Financial Information” and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 29 to the Financial Statements as of and for the year ended December 31, 2002. The financial data presented in accordance with International Financial Reporting Standards included and discussed below as of and for the years ended December 31, 2002, have been derived from the Financial Statements, audited by Ernst & Young Audit Sp. z. o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31, 2001 and 2000, have been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations.

Operating Review

The following table sets forth key business indicators:

As of or for the years ended December 31,
	2002	2001	2000
Customers:
Net customer additions	1,092,636	972,672	1,051,505
Total Customers	4,868,288	3,775,652	2,802,980
of which:
Post-paid customers	2,530,894	2,356,472	2,032,726
Pre-paid customers	2,337,394	1,419,180	770,254
Growth of total customers from prior year end (%)	28.9	34.7	60.0
Churn (%)	19.2	21.3	23.7
Traffic:
Average monthly minutes of use	134	157	159
Average monthly number of SMSs	18	13	8
Average monthly revenue per customer (PLN)	92.5	104	127
Change from prior year (%)	(11.1)	(18)	(21)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.4	95.7	93.6
Population Covered (%)	99.5	99.4	98.6

Critical Accounting Policies

We believe that the policies identified below are critical to our business operations and understanding of our results of operations. For a detailed discussion of these and other significant accounting policies please refer to the Note 3 of our IFRS Financial Statements included elsewhere in this Form 20-F.

Licences

Intangible fixed assets include three licences (GSM 900, GSM 1800 and UMTS licences), which we acquired from the Polish State. Telecommunication licences are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of licence is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the licence value during its development period. The cost of UMTS licence includes also interests on liabilities financing the licence acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licences are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 licence – over 14.5 years (173 months), GSM 1800 licence – over 14.5 years (174 months) and UMTS licence will be amortized over the period of usage from the date of the operational start-up of the UMTS service.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use. Recoverable amount is estimated for an individual asset or, if it is not possible to do so, it is determined for cash-generating unit to which asset belongs.

Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

We set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations.

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue.  The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using weighted average cost formulas.

The Company writes down the cost of inventories to net realizable value by setting adequate provisions netted with the related inventory balance. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines. The current or planned promotions do not affect provisions for handset inventory.

Transactions in foreign currencies

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of our subsidiaries as being integral to our operations are translated using the same standards and procedures as if the transactions had been ours .

Starting January 1, 2002, we changed foreign exchange rules used for measurement of assets and liabilities denominated in foreign currencies. The assets are translated using the bid foreign exchange rates and the liabilities are translated using the offer foreign exchange rates of the dominant bank serving us. The rules are not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

Measurement base for financial assets and liabilities

The table below presents the measurement categorization of financial assets and liabilities:

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents, Derivatives: forward contracts, Note options, Index swaps	Fair value Fair value model using market data
Held to maturity	Short-term investments	Amortized cost
Loans and receivables originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The Company recognizes derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of a forecasted transaction (cash flow hedge). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately.

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset (or its portion). A derivative financial liability (or its part) is removed from its balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 4.9 million subscribers, a 35.0% share of the total Polish wireless market and a 38.8% share of the post-paid market, in each case, as of December 31, 2002. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of December 31, 2002, our GSM network covered approximately 96.4% of the geographic area of Poland, representing approximately 99.5% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 20 dealers with 830 points of sale and more than 500 Authorized Business Advisors, a direct sales force of 113 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. Fluctuation in the exchange rates have an impact on our net profit line.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network, including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for roaming calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and call forward cost of their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, airtime revenues, data services, GPRS fees, SMS fees and monthly service fees will account for an increasing proportion of our total revenues, while the proportion of total revenues derived from sales of handsets and accessories, as well as new subscriber activation fees, will decrease.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated over the last twenty four month period by the increase in our pre-paid subscriber base.

Contingent upon the availability of network infrastructure, equipment and handsets, we expect to widely offer UMTS services by 2005. Further, competition in the market may increase if the Polish Government decides to run a tender for a fourth mobile operator in the future or if any of the entities which have obtained licenses to operate virtual mobile networks agree with one of the existing operators on terms permitting access to the incumbent’s network and launch their operations.

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

During 2002, we attracted 1.9 million new gross subscribers, approximately 13.2% more than in 2001. We increased our total net subscriber base by 28.9% to 4,868,288 subscribers as of December 31, 2002, from 3,775,652 subscribers as of December 31, 2001. As of December 31, 2002, our subscribers consisted of approximately 52.0% post-paid subscribers and 48.0% pre-paid subscribers. The proportion of gross additions selecting post-paid tariffs has sequentially declined from approximately 67% in 2000 to 38% in 2002. We believe this trend is driven by the economic slowdown and changing pattern of preferences of our customers resulting in an increasing portion of pre-paid additions plus increased competition in the post-paid private market segment.

During 2001, we attracted 1.7 million new subscribers and increased our total net subscriber base by 34.7% to 3,775,652 subscribers as of December 31, 2001, from 2,802,980 subscribers as of December 31, 2000. These 3.8 million subscribers consisted of approximately 62.4% post-paid subscribers and 37.6% pre-paid subscribers.

During 2000, we attracted 1.6 million new subscribers and increased our total net subscriber base by 60% to 2,802,980 subscribers as of December 31, 2000, from 1,751,475 subscribers as of December 31, 1999. These 2.8 million subscribers consisted of approximately 72.5% post-paid subscribers and 27.5% prepaid subscribers.

During 2002 the overall Polish wireless market grew by 11 percentage points to approximately 13.9 million subscribers, representing an approximate 36.3% penetration of Poland’s total population.

As of December 31, 2002, our subscriber base represented approximately 35.0% of the total Polish wireless market and 38.8% of the Polish post-paid market, making us the leader among wireless services providers in Poland.

Churn Rate

”Churn” refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six-month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period in line with the pre-existing stated policies of our competitors.

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

Non-payment churn is managed through sophisticated fraud, credit checking and dunning techniques. Customers whose initial two year contract has expired are free to terminate their service, without additional charges. Over the past two years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and successfully improving a customer retention program whereby PTC will enter into a further two-year subscription contract with a customer whilst providing the customer with additional benefits in the form of a new subsidized handset or additional free airtime or both.

The average monthly churn rate in 2002, was 1.6% compared to 1.8% as an average in 2001 and 2.0% for 2000. The average monthly churn rate for post-paid subscribers in 2002 decreased to 1.8% compared to 2.2% in 2001 and decreased compared to 2.0% in 2000. The decrease in churn rate in 2002 is primarily due to upgrades that we introduced to our loyalty programs during 2002.

The churn rate for pre-paid customers increased to 1.3% in 2002, compared to 0.9% in 2001 and decreased as compared to 2.0% in 2000. The low churn rate in 2001 was a result of the extension of the validity period of pre-paid coupons during 2001, from 6 to 12 months. The change brought our coupon validity period in line with the then prevailing market practice, however it makes comparison of churn rates between the years more difficult.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The monthly revenue generated by post-paid customers is on average 4.0 times higher than the revenue coming from pre-paid customer. The other strength of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being acquisition costs at only 13.3% of post-paid levels, generation of cheap-to-supply off peak traffic, high unit profit margins and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes to cover fixed costs.

Our subscriber base currently consists of 48.0% of pre-paid subscribers. The company expects the number of its pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of ”machine to machine” or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

During 2002 we introduced new tariff plans for post-paid retail and business customers as well as for pre-paid customers. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. We offer ten post-paid tariff structures and three pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls can be optionally differentiated depending on the time of day a call is made or if the call is made within the Era network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, Centertel, El-Net, Netia and other fixed-line operators.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in 2002 was 134 compared to 157 in 2001 and 159 in 2000. The average number of MoUs per month was 192 minutes for post-paid subscribers and 60 minutes for pre-paid subscribers compared to 196 and 77 in 2001 and 180 and 92 in 2000.

We seek to stimulate usage by bundling a number of free minutes into the monthly fee, which as a result has led to a significant increase in the number of MoUs used by post-paid customers. The decrease in the pre-paid usage is a result of the significant increase of the number of pre-paid customer base in 2002.

Short Message Services

The average number of SMS was 18 SMSs per subscriber per month in 2002 compared to 13 in 2001 and 8 in 2000. The average monthly number of SMSs was 19 SMSs per post-paid subscriber and 17 SMSs per pre-paid subscriber compared to 14 and 12 in 2001 and 8 and 7, respectively in 2000.

The increase in 2002 and 2001 was primarily due to increased awareness about SMS services among our subscribers, the effects of our marketing and promotional campaigns and significant tariff reductions mid-way through 2002.

The increase in the year ended December 31, 2000 was primarily due to the introduction of SMS services to our pre-paid subscribers, as well as to increased knowledge about our SMS services among our subscribers and the success of our marketing and promotional campaigns.

Average Revenue Per User

For the year ended December 31, 2002 our overall ARPU was PLN 92.5, a decrease from PLN 104 in 2001 and PLN 127 in 2000. The ARPU for post-paid customers and for pre-paid customers was PLN 137.3 and PLN 34.1 as compared to  PLN 136 and PLN 38 respectively in 2001 and PLN 153 and PLN 44 in 2000. The increase in post-paid ARPU can be attributed to increased proportion of business customers in our post-paid subscriber base. ARPU for both post-paid and pre-paid subscribers was positively affected by revenues coming from interconnection agreement with PTK Centertel which was effective since mid June 2002.

The decreases in ARPU in 2001 were the result of lower revenues per new user among PTC’s postpaid subscribers following the introduction of promotional airtime rates and the implementation of new tariff plans in November 2000, combined with an increasing proportion of pre-paid subscribers in the total subscriber base.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention

•

amortization and depreciation charges associated with licenses fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network;

•

commission payments to the dealers and sales force associated with subscriber acquisition and retention; and

•

payments to other operators for delivering calls that terminate outside our network.

We anticipate that, as our network and subscriber base grows and the business matures in the coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards aggregated leased line and interconnection fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

For a detailed description of the past and present interconnection agreements, see “Item 4. Information on the Company – Interconnect Agreements”.

To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which has decreased and we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network will not offer complete geographic coverage of Poland that TPSA lines do, but will rather cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom, Telefonia Lokalna, El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA Following the liberalization of the international calls market from January 1, 2003, we no longer rely solely on TPSA to carry our international traffic. We have signed agreements with Deutsche Telekom and Telia to provide alternative routes for international traffic.

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

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force, who acquire subscribers, that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the Years Ended December 31, 2002,  2001 and  2000

Net Sales

Total net sales increased by approximately 13.5% to PLN 4,929.8 million in 2002 from PLN 4,344.9 million in 2001, which in turn reflected an increase of approximately 17.9% from PLN 3,684.7 million in 2000. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 15.3% to PLN 4,753.4 million in 2002 from PLN 4,123.6 million in 2001, which in turn reflected an increase of 19.2% from PLN 3,460.6 million in 2000. Service revenues and fees represented 96.4% of total net sales in 2002 compared to 94.9% in 2001 and  93.9% in 2000.

The increase in sales in 2002 compared to 2001 was due primarily to an increase in the number of subscribers by approximately 28.9% from approximately 3.8 million subscribers in 2001 to approximately 4.9 million subscribers in 2002. Our revenues for 2002 were also positively impacted by the interconnection agreement with PTK Centertel, which came into effect in the middle of June 2002. The revenues coming from this agreement totaled PLN 113.9 million, or 2.3% of total revenues.

The increase in 2001 compared to the growth in 2002 was similar, primarily due to a similar increase in the number of subscribers of approximately 34.7% from approximately 2.8 million subscribers in 2000 to 3.8 million subscribers in 2001. We believe that these substantial increases in our subscriber base in the above periods were due primarily to the success of our marketing efforts in attracting new customers in a dynamic market.

Growth coming from an increased number of subscribers was partially offset by:

•

a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans, our attraction of a higher percentage of pre-paid subscribers and, in order to stimulate data usage among our subscribers, the inclusion of a limited number of free SMS service in our monthly fee and reduced SMS rates;

•

increased proportion of pre-paid customers in the subscriber base; and

•

a decrease in the average monthly number of MoUs in both post-paid and pre-paid segments.

Sales of Telephones and Accessories. Revenues from sales of telephones and accessories decreased by 20.3% to PLN 176.4 million in 2002 compared to PLN 221.3 million in 2001, which in turn reflected an decrease of 1.3% from PLN 224.2 million in 2000. Revenues on sales of telephones and accessories represented 5.6% of total net sales in 2002 compared to 5.1% in 2001 and 6.1% in 2000.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes will have an increasingly negative impact on our results of operations.

The decrease in sales of telephones and accessories in 2002 and 2001 compared to 2000 was due primarily to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers in respect of these handsets. These decreases took place notwithstanding the increased number of handset unit sales as a result of an increase in gross additions of new subscribers in 2002 and 2001, together with intensified retention programs and commencement of handset replacement for our higher ARPU users. The decreases in value of telephones and accessories sold was partially caused by a lower share of sales of bundled handsets and SIM cards for pre-paid activations relative to starter packs, which include only a SIM card, in comparison to 2001.

Cost of Sales

Total cost of sales increased by 9.6% to PLN 2,989.2 in 2002 from PLN 2,727.4 million in 2001, which in turn reflected an increase of 19.3% from PLN 2,286.4 million in 2000. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Cost of services sold increased by approximately 13.5% to PLN 2,018.6 from PLN 1,778.7 million in 2001, which in turn constituted an increase of approximately 28.5% from PLN 1,383.9 million in 2000.

The increase in cost of services sold in 2002 compared to 2002 was due primarily to:

•

a 4.1% increase in depreciation and amortization charges to PLN 823.0 million in 2002 from PLN 790.8 million in 2001. The increase in depreciation and amortization was mainly due to a change in the useful lives of some GSM assets and to new additions to the fixed asset base offset by lower one-time write downs than in 2001;

•

a 57.2% increase in interconnection charges as a higher proportion of traffic moves to mobile networks and away from the fixed line networks, plus inclusion of PLN 141.0 million of charges for interconnection with PTK Centertel, following a new interconnection agreement effective since mid-June 2002.

The increase in cost of sales in 2001 compared to 2000 was primarily due to increase in depreciation and amortization as well as increase in external services, including network maintenance expenses.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by PLN 21.8 million, or 2.3%, to PLN 970.6 million in 2002 from PLN 948.8 million in 2001. This increase was due primarily to increased sales of handsets resulting from increased gross additions. A 13.2 percent increase in gross subscriber additions and the increasing number of phones subsidized in retention activities are the main underlying drivers of cost of sales of telephones and accessories. The increase was partially offset by a shift in the mix of gross adds towards prepaid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter packs without a handset and away from prepaid handset sales.

Cost of sales of telephones and accessories increased by PLN 46.3 million, or 5.1%, to PLN 948.8 million in 2001 from PLN 902.5 million in 2000. This increase was due primarily to increased sales of handsets resulting from increased gross additions.

Gross Margin

Gross margin was 39.4% in 2002, 37.2% in 2001 and 37.9% in 2000. The increase in margin resulted from from the savings on cost of acquisition partially offset by increasing retention programs and higher depreciation charges due to shortening of depreciation lives effective from January 2002 and grossing up of revenues and costs by the effects of the PTK Centertel interconnection agreement since June 2002.

The decrease in the gross margin in 2001 compared to 2000 was primarily due to the faster growth in the cost of sales, driven mainly by the 66.1% increase in depreciation and amortization. Such substantial increase in depreciation and amortization was mainly due to the impairment of a certain part of our network scheduled for sale. We have been rationalizing our core network in preparation for overlaying a UMTS solution.

Operating Expenses

Operating expenses increased by 0.6% to PLN 790.1 in 2002 from  PLN 785.4 million in 2001 which in turn reflected an increase of 2.5% from PLN 766.0 million in 2000. Operating expenses consist of selling and distribution costs and administration and other operating expenses. Operating expenses as a percentage of revenues decreased to 16.0% in 2002 from 18.1% in 2001, which in turn represented a decrease from 20.8% in 2000.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were 11.1%, 13.5% and 15.6% in 2002, 2001 and 2000, respectively. In absolute terms selling and distribution costs decreased by 6.8% to PLN 545.4 million from PLN 585.5 million in 2002 which in turn represented an increase of 1.6% from PLN 576.3 million in 2000. Selling and distribution costs are primarily driven by our marketing efforts to acquire new subscribers, partially offset by successes in managing bad debt. Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, we have managed to significantly reduce our bad debt expense as a percentage of revenues to 0.6%. In comparison, in 2001, bad debt expense was 1.6%. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

The decrease in selling and distribution costs in 2002 was mainly a result of a strong decrease in bad debt expense due to provisions released as a result of better than expected collection efficiency, coupled with lower advertising and marketing costs.  The increase in selling and distribution costs in absolute terms in 2001 compared to 2000 was primarily due to increases in advertising costs related to marketing efforts associated with the introduction of a revised business strategy, as well as to an increase in our sales force resulting in related increases in salaries and wages.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 5.0%, 4.6% and 5.2% in 2002, 2001 and 2000, respectively.

Administration and other operating costs increased by approximately 22.3% in 2002 to PLN 244.7 million from PLN 200.0 million in 2001, which in turn represented an increase of 5.4% from PLN 189.7 million in 2000.

The increase in administration and other costs in absolute terms in 2002 compared to 2001 and in 2001 compared to 2000 was primarily due to increases in wages and salaries and in social security expenses, as well as cost of external service. Headcount has been effectively stable since mid-2002 and various initiatives have been implemented to increase efficiency. The increse in other administrative expenses between 2002 and 2001 reflects the commencement of our Customer Relationship Management programme and other discretionary spendings delayed from 2001.

Operating Profit

Due to the above factors, operating profit was PLN 1,150.5 million, PLN 832.0 million and PLN 632.3 million in 2002, 2001 and 2000, respectively, and operating margin was 23.3%, 19.1% and 17.2% in 2002, 2001 and 2000, respectively. The increase in operating profit over 2001 is the result of the 20.0 percent increase in gross margin coupled with tight control over operating expenses.

An increase of 7.0% in depreciation and amortization added significantly to overall costs and mainly resulted from to management’s decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software, effective from the beginning of 2002. If the same depreciation rates had been applied in 2001, the growth in 2002 operating profit would have been 53.2% year on year.

Financial Expenses

Foreign exchange gains, interest expense and other financial losses resulted in a net financial expense of PLN 581.7 million in the fiscal year ended December 31, 2002 compared to the net financial expense of PLN 377.9 million in the previous year and PLN 489.5 million in 2000. Financial expenses net primarily arise from interest expenses on our Bank Credit Facilities, the Existing Notes, capital lease obligations for our head office, and from foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities and changes in the fair value of forward contracts and other derivative instruments not designated as hedging instruments. Financial expenses in 2002 included PLN 33.7 million of premium paid on early redemption of Existing Notes.

For the twelve months ended December 31, 2002, net interest expense was PLN 429.5 million, compared to PLN 469.5 million in 2001 and PLN 501.6 million in 2000. The decrease in 2002 was mainly due to the decline in the debt level coupled with a reduction in Zloty and Euro interest rates partially offset by weaker Zloty exchange rates increasing the Zloty equivalent of Euro interest payments. The decrease in net interest expenses in 2001 was mainly due to the decline in Zloty and Euro interest rates as well as stronger Zloty exchange rates reducing the Zloty equivalent of foreign currency interest payments on foreign currency denominated debt. We expect that interest expenses will continue to have a significant impact on net results due to our leveraged structure of financing.

The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. During 2002, the Zloty appreciated against the U.S. dollar by 3.7% and depreciated against Euro by 14.1% and finished the year at the rate of approximately U.S.$1 = PLN 3.8388 and €1 = PLN 4.0202 on December 31, 2002. In 2001 the Zloty appreciated against both the dollar and the euro by 3.8% and 8.6% respectively, and in 1999 the appreciation of the Zloty against the dollar and the euro equaled to 0.1% and 7.5% respectively.

The depreciation of the local currency against the Euro during the year resulted in a net foreign exchange loss recorded in the Income Statement of PLN 225.4 million, compared to a net foreign exchange gain of PLN 153.9 million for the year ended December 31, 2001 and a net foreign exchange gain of PLN 79.9 million in 2000, caused by appreciation of the Zloty in both years.

Net foreign exchange loss includes a net gain of PLN 9.6 million relating to realized transactions anda net loss of PLN 235.0 million that relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

Total net foreign exchange losses in 2002 totaled PLN 335.0 million of which PLN 109.6 million was capitalized. Offsetting hedging gains net (realization and fair value valuation of forward contracts and ineffective part of cross currency swaps) were PLN 21.2 million.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the year 2002, we recognized other financial gain net of PLN 73.2. In the year 2001, we incurred other financial loss of PLN 62.3 million. In the year 2000, we incurred other financial expenses net in the amount of PLN 67.9 million relating to a change in the fair value of forward transactions.

Other financial gain net for the year 2002 results from: a net gain of PLN 20.5 million on the realization and fair valuation of forward contracts and ineffective part of cross currency swaps, net gain of PLN 15.3 million on fair valuation of derivatives embedded in the finance lease, rentals and other trade contracts, a net gain of PLN 44.1 million relating to the fair valuation of call options embedded in our Existing Notes and other costs of financing in the amount of PLN 6.8 million. For detailed information see Note 23 of the Financial Statements included elsewhere in this Form 20-F.

Other financial expense net for the year 2001 includes a loss of PLN 85.3 million that relates to the realization of derivative transactions. In the year 2000, we realized a loss of PLN 22.0 million from forward contracts settlements.

We are managing our foreign exchange and interest rate risks in accordance with our hedging policy, implemented in early 2000. The hedging policy is monitored and updated continuously.

Taxation Charge

The profit before taxation amounted to PLN 568.8 million in 2002 compared to PLN 454.1 million in 2001 and PLN 142.7 million in 2000. In 2002, we had a tax charge of PLN 222.4 million compared to tax charge of PLN 26.9 million in 2001 and PLN 33.4 million in 2000. The increase in the tax charge, in particular the deferred tax accrual, was due to the fact that during the fourth quarter of 2002 the Polish Parliament announced that corporate income tax rate would be 27%, rather than fall to 24% in 2003 and 22% thereafter as had been set forth in previous budget legislation. The low taxation charge in 2001 was itself mainly the result of incorporating the impact of these lower future tax rates into our deferred tax accrual calculations.

For the numerical reconciliation between the tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates, see Note 10 to the Financial Statements for the years ended December 31, 2002, 2001 and 2000.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the twelve months ended December 31, 2002. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

payment of UMTS License payables;

•

debt service requirements relating to existing debt; and

•

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

Sources of Financing

Primary sources of financing available to us consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

financing from the issuance of Senior Subordinated Guaranteed Notes;

•

vendor financing; and

•

operating leases.

During 2001, we signed two credit agreements totaling €700,000 thousand with a Bank Consortium led by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, PTC has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

Following the above amendments to the Bank Credit Facilities agreements, we decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 126,988 thousand of its aggregated US$ 253,203 thousand due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by  random selection.

We also repurchased EUR 12,500 thousand of the 10?% Notes issued in May 2001 and EUR 17,250 thousand of the 11¼% Notes issued in November 1999. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amounts of EUR 187,500 thousand million of the 10?% Notes and EUR 282,750 thousand of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Existing Notes.

As of December 31, 2002, the undrawn amount under the Bank Credit Facilities totaled approximately €442,500 thousand million (which represents approximately 63% of the total Bank Credit Facilities).We expect to continue to rely upon these sources of liquidity and capital resources in the future.

We believe that our short-term (up to 12 months) liquidity position is relatively assured due to the expected continuation of strong operating cash flows and moderate investment recorded in 2002 and the absence of significant mandatory debt repayments during 2003 (other than Bank Credit Facilities roll-overs). However, the expected commencement of current income tax payments during 2003 will severely limit our ability to grow cash flow over the levels seen in 2002. As described in “Item 3 – Key Information – Risk Factors”, significant market price reductions, if they occurred, or a Change of Control, could lead to significant additional financing requirements.

Under our current long-term business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

•

growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

the availability and terms of vendor financing;

•

our ability to meet build-out schedules;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates

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

For further discussion of our treasury policies and objectives and our hedging activities, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk – Quantitative Information About Market Risk”

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,523.2 million in 2002 compared to PLN 1,162.4 million in 2001 and PLN 684.9 million in 2000. Non-cash provisions and net non-operating items for the same periods were PLN 1,540.1 million, PLN 1,313.4 million and PLN 1,100.6 million respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 85.4 million in 2002, compared to PLN 73.8 million in 2001 and PLN 116.8 million in 2000. The improving trend in operating cash flows reflects the increased profitability and margins of our business as our subscriber base grows and we are able to leverage economies of scale.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 527.4 million in 2002 compared to PLN 2,275.2 million in 2001 and PLN 1,555.1 million in 2000. Payments to suppliers of tangible and intangible fixed assets, which consist primarily of network capital equipment and software used in the ongoing build-out of our GSM network, and payments of licence fees were PLN 637.2 million in 2002, PLN 2,500.2 million in 2001 and PLN 1,763.9 million in 2000. These amounts differ from the amount of gross additions to tangible and intangible fixed assets because of the impact of deferred payment terms on certain purchases of equipment, and due to interest and foreign exchange gains and losses capitalization.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 977.8 million in 2002. Net cash from financing activities was PLN 1,120.2 million in 2001, compared to net cash used of PLN 195.5 million in 2000. The 2002 amount includes partial redemption and repurchase of Notes together with partial repayment of revolving Bank Credit Facility.  The 2001 amount reflects additional net proceeds from the Bank Credit Facilities partially utilized in 2001 and the proceeds from the 10?% senior subordinated guaranteed notes issued in May 2001, partially offset by the repayment of 1997 Bank Credit Facility. The amount in 2000 resulted primarily from the partial repayment of the 1997 Bank Credit Facility.

Capital Expenditure for Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditures, reflecting additions to tangible assets, for the twelve months ended December 31, 2002 totaled approximately PLN 359.1 million, 61.0% less than in the previous year. The growth in subscriber numbers necessitates capital expenditures on the network infrastructure as well as on coverage and quality rollout activity. However, due to the lower traffic generation of pre-paid customers and the higher proportion of such customers in net additions in 2002, we were able to reduce capital expenditures significantly in comparison to 2001. Capital expenditures during 2001, reflecting additions to tangible assets, totaled approximately PLN 921.5 million, representing a decrease of 30.9% from PLN 1,333.9 million in the previous year.

Capital expenditures for Intangible Assets

In 2002 we paid the last installment on our GSM 1800 License in the amount of €16.7 million. In 2001, we paid €250 million, €56.1 million and €16.7 million in installments for our UMTS, GSM 900 and GSM 1800 Licenses, respectively. In 2000, we paid installments for the GSM 900 and 1800 Licenses and we also paid the first installment for the UMTS License. These amounts equaled the equivalent of €34.3 million for the GSM 900 License, the equivalent of €16.7 million for the GSM 1800 License and €10 million for the UMTS License.

Capital expenditures for computer and network software, classified as additions to intangible fixed assets, was PLN 197,5 million, as compared to PLN 222,2 million in 2001 and PLN 129,9 million in 2000.

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

We expect our capital expenditure for 2003 to stay on the similar level to those realized in 2002. We anticipate that our capital investment will stay below historical averages until we commence our UMTS build-out. In the meantime, the majority of capital spending will be on network software, new service functionalities and information technology rather than on the 2G radio network. However, we are examining the capabilities, capacities and costs of EDGE (a technology which enhances the capacity of GPRS based data networks) enabling all or part of our 2G GSM network and we cannot exclude the possibility that we may begin to make significant incremental investments in this technology in the future or even in advance of commencing our UMTS roll-out.

We expect our non-license capital expenditures to total approximately PLN 5 billion to PLN 6 billion between 2002 and 2005, of which up to 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of €390 million for the UMTS License over the period from 2005 to 2022.

Contractual obligations and commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2002 (in PLN thousand).

Year ending December 31,
PLN thousand	2003	2004	2005	2006	2007	Thereafter	Total

€550 Million Bank Credit Facility1 (PLN)	84,564	281,551	636,412	200,406	-	-	1,202,934
UMTS License[2] (€)	-	-	60,303	60,303	60,303	1,386,969	1,567,878
10? Notes1 (€)	81,974	81,974	81,974	81,974	81,974	815,269	1,225,139
11¼ Notes1 (€)	127,880	127,880	127,880	127,880	127,880	1,392,472	2,031,872
10¾ Notes1 (U.S.$)	52,085	52,085	52,085	52,085	536,599	-	744,939
11¼ Notes1 (U.S. $)	64,780	64,780	64,780	64,780	64,780	705,380	1,029,280
Headquarters Lease[3] (U.S.$)	30,956	31,883	32,840	33,825	34,840	253,828	418,172
Capital equipment commitments[4] (mainly in PLN)	166,982	-	-	-	-	-	166,982

(1)

Includes future cash interest payments

(2)

Nominal fees

(3)

Include index swaps embedded in the lease contract

(4)

Authorized and contracted

U.S. GAAP Reconciliation

The Financial Statements have been prepared in accordance with the International Accounting Standards, which differ in certain respects from generally accepted accounting principles in the United States as explained in the Note 29 to our Financial Statements included elsewhere in this Form 20-F.

A brief extract of the most significant differences between the standards:

Capitalization of borrowing costs

In accordance with IAS 23 “Borrowing Costs”, we capitalize financing costs, including interest and foreign exchange gains or losses, into assets under construction.

For tangible fixed assets under construction, we capitalize interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets. We capitalized financing costs attributable to the acquisition of our GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network.

Under Statement of Financial Accounting Standards 52 “Foreign Currency Translation”, however, foreign exchange differences relating to financing obligations should be included in our statement of operations. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in our Financial Statements are expensed under U.S. GAAP.

The depreciation and amortization expense and accumulated amount in the balance sheet are also affected by the accounting difference.

Revenue recognition (SAB 101)

Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non-refundable fees are recognized immediately.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for as  derivatives under IAS 39, while they are not recognized for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders’ equity.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs.

Presentation of deferred taxation

Under IFRS we may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately.

New Accounting Pronouncements

IFRS

Currently, we do not plan to implement any International Financial Reporting Standards as there are no new or updated standards upcoming that would influence our financial statements.

U.S. GAAP

We plan to implement Statements No. 143, Accounting for Asset Retirement Obligations (effective for fiscal years beginning after June 15, 2002), No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (effective for fiscal years beginning after May 15, 2002), No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective for exit and disposal activities initiated after December 31, 2002) and EITF 00-21 Accounting for Revenue Arrangements with Multiple Deliverables from January 1, 2003.

We have finished preparation for SFAS 143 introduction and assesses the impact of this new standard as immaterial to its financial statements. As at the time of authorization of the underlying financial statements potential effects of the introduction of EITF 00-21 has been under our investigation.

Changes in Our Accounting Policies

The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company’s consolidated financial statements.

On January 1, 2001, we adopted IAS 39 ‘‘Financial instruments: Recognition and Measurement’’ which establishes principles for recognizing, measuring and disclosing information about financial assets and financial liabilities. In 2001 we also changed our revenue recognition policy under IFRS to be consistent with SEC Staff Accounting Bulletin No. 101 ‘‘Revenue Recognition in Financial Statements’’ previously applied under U.S. GAAP. Based on the above bulletin and further interpretations, we established criteria for the recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IFRS financial statements.

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

Service revenues exhibit significant “seasonality”, particularly in relation to the proportion of workdays versus weekends and holidays in any two given periods. Such differences have historically resulted in the fourth quarter always showing relatively weak revenues, ARPU and usage. In the future this may change as pre-paid usage appears less sensitive to work day calendar effects.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Supervisory Board

The Supervisory Board is currently comprised of nine members, four of whom are appointed by Elektrim S.A. together with Elektrim Telekomunikacja Sp. z o.o. and four are appointed by T-Mobile International AG. The remaining member is elected at the Shareholders’ Meeting. The Supervisory Board actively monitors our business, appoints the members of the Management Board and establishes rules of procedure for the Management Board. In addition, our Shareholders’ Agreement provides that the Supervisory Board is responsible for approving certain important decisions of the Management Board.

Certain actions by our Supervisory Board require the unanimous approval of all board members appointed by the Operating Parties. See “Item 7. Major Shareholders and Related Party Transactions - Related Parties Transactions - Shareholders’ Agreement” and “Item 10. Additional Information - Memorandum and Articles of Association”.

Set forth below are the names of the current members of our Supervisory Board, information as to how or by whom they were appointed, and the year in which each such member was first appointed, followed by a short biography of each such member.

Name	Appointed By	Member of Supervisory Board Since

Dariusz Oleszczuk (Chairman)	Elektrim Telekomunikacja Sp. z o.o.	2000
Michael Gunther (Deputy Chairman)	MediaOne International B.V.	1997
Fridbert Gerlach	MediaOne International B.V.	2000
Philippe Houdouin	Elektrim Telekomunikacja Sp. z o.o.	2002
Gerd Kareth	T-Mobile International	2001
Michael Lawrence	T-Mobile International	2002
Michael Picot	Elektrim Telekomunikacja Sp. z o.o.	2002
Maciej Raczkiewicz	Elektrim Telekomunikacja Sp. z o.o.	2002
Jacek Trela	Operating Parties	2001

Dariusz Oleszczuk is a Partner at the law firm Salans in its Warsaw office. He practices in the following areas: telecommunications, IT and media, corporate law, mergers and acquisitions. Mr. Oleszczuk graduated from Warsaw University (Master of Law, magna cum laude, 1979), was qualified as a Judge in 1982 and admitted as a legal adviser in Poland in 1983. He is currently an Arbitrator of the Court of Arbitration at the Polish Chamber of Commerce.

Michael Gunther is a member of Management Board of T-Mobile International AG responsible for joint ventures. Previously, Mr. Gunther served as the Chief Financial Officer of T-Mobile International AG and Chief Financial Officer of the Business Customer Division of Deutsche Telecom AG and Deutsche Telekom Systems GmbH. Mr. Gunther holds a degree in Business Administration from the University of Hamburg. Additionally, Mr. Gunther is also a member of the Supervisory Boards of T-Mobile UK, T-Mobile Austria and T-Mobile Czech Republic.

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

Philippe Houdouin is Executive Vice President for the Central and Eastern Europe activities of Vivendi Telecom International (“VTI”), and has held this position since 2000. Mr. Houdouin is Chairman of the Management Board of Elektrim Telekomunikacja Sp. z o.o. and Carcom Warszawa Sp. z o.o. and Member of the Management Board of Elektrim Autoinvest S.A. Mr. Houdouin was Chief Financial Officer at VTI from 1998 to 2000. From  1991 to 1997,  he was Director of Bridgepoint Capital SA (formerly Natwest Equity Partners) one of the leading European private equity funds, in charge of LBO/LBI transactions. He started his career in 1988 as a consultant with SRI International (ex Stanford Research Institute) specializing in strategic and business consulting (automotive, computer and multimedia sectors). Philippe Houdouin graduated from  the Ecole Navale and from Ecole des Hautes Etudes Commerciales.

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

Michel Picot is Senior Executive Vice President for the Central and Eastern Europe activities of VTI. Before joining VTI in 1995, Mr. Picot was Senior Vice President Finance at Eunetcom. From 1991 to 1993 he was Managing Director of ECS Germany, belonging to the ECS Group (Société Générale), the largest computer lessor in Europe and one of the biggest PC dealers.  From 1986 to 1991  Mr. Picot served as General Manager of the High Technology branch (PC and large computer leasing and distribution) of the SCOA Group (a Paribas subsidiary) after being General Manager of the international commodities trading area and holding the position of Deputy Managing Director in charge of trading and industrial  activities in Nigeria. Mr. Picot graduated from Ecole des Hautes Etudes Commerciales where he obtained a Master of Business Administration diploma.

Maciej Raczkiewicz is a private investor and developer in Poland. He graduated from Warsaw Technical University.

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

Name	Position	Member of Management Board Since

Boguslaw Kulakowski	Director General	1999
Martin Schneider	Director of Strategy, Marketing & Sales	2002
Wilhelm Stueckemann	Director of Network Operations	1996
Jonathan Eastick	Director of Finance	2001
Ryszard Pospieszynski	Director of Administration	1996

Boguslaw Kulakowski is our Director General and was appointed to the Management Board by Elektrim in September 1999. Mr. Kulakowski was formerly our Director of Customer Care, and most recently, our Chief Strategist. Before joining us, he worked as Marketing Director for SAP Polska and a Marketing Consultant for Coca-Cola New York. Mr. Kulakowski is a 1990 graduate of Maria Curie Sklodowska University (Poland), from which he holds a Master’s degree in Law. He also holds a Master’s degree in Business Administration from State University of New York (USA) and a Master’s degree in Business Telecommunications from the Technical University of Delft (The Netherlands).

Martin Schneider has been Director of Strategy, Marketing and Sales and Management Board Member since February 13, 2002. Mr. Schneider joined us from T-Mobile International, a subsidiary of Deutsche Telekom, where he had been a Senior Director of International Joint Venture Management since 2000. He joined T-Mobile Deutschland as Head of Corporate Strategy in 1993, and then worked as Head of Product Marketing, Residential Customers and Head of Marketing Management in T-D1, Residential and Business Customers. Prior to his tenure at T-Mobile International, Mr. Schneider worked for Procter & Gamble in their marketing division and then in Blendax (part of Procter & Gamble Group) in International Brand Management.

Wilhelm Stueckemann is our Director of Network Operations and was appointed to our Management Board by DeTeMobil in 1996. Mr. Stueckemann has held a variety of positions with DeTeMobil, mainly in the development of GSM businesses and the establishment of a team of engineers responsible for the D-1 network in Germany. Mr. Stueckemann studied electrical engineering in Bielefeld, Germany.

Jonathan Eastick joined us on March 1, 2001 as our Director of Finance. Prior to joining us, Mr. Eastick had worked since 1998 at Lucent Technologies Poland S.A. as Chief Financial Officer. He also held additional responsibilities as Sales Controller for UMTS commercial offers in Lucent’s European, Middle East and African operations. Prior to his tenure at Lucent, Mr. Eastick shaped his career in finance during a five-year assignment with Arthur Andersen in London and Warsaw. From 1995 to 1998 he was Manager of Strategic and Financial Planning at Poland’s first cellular operator, PTK Centertel Sp. z o.o. He holds a degree from the London School of Economics and is a UK Qualified Chartered Accountant.

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

Compensation

For the year ended December 31, 2002, we paid an aggregate of PLN 8,066 thousand to the members of our Supervisory Board and our Management Board, including compensation for salary, bonuses and social pension plans. In addition, some of the members of the Management Board were paid by the respective shareholders which have seconded them.

There are no pension or similar benefit plans for the members of our Supervisory and Management Boards.

Board Practice

Members of the Supervisory Board are appointed for a period that begins at the end of the ordinary Shareholders’ Meeting at which a resolution is adopted appointing them and serve until the following ordinary Shareholders’ Meeting at which a resolution is adopted discharging them, although their appointment may also be extended. The Shareholders’ Agreement permits any Operating Party to replace a member of the Supervisory Board it appointed at any Shareholders’ Meeting.

Management Board Members sign three-year contracts with us, beginning at the time of their nomination. The payment that we are obliged to pay upon the termination of each contract is equal to a three-month remuneration of the recalled Board Member. In the event that a Board Member is recalled from the Management Board following a change of control over their nomination rights between the existing shareholders or a transfer of such rights to a new shareholder, most of our Board Members are entitled to receive the amount equal to the outstanding monthly remunerations to be paid until the lapse of the term of their appointment to the Management Board.

Executive Officers sign contracts with us for an unspecified time period. The payment that we are obliged to pay upon the termination of each contract cannot exceed 15 months of remuneration. Currently, there are no Executive Officers other than members of our Management Board.

Audit Committee and Remuneration Committee

The Audit Committee operates under written terms of reference adopted pursuant to a resolution of our Supervisory Board dated July 2, 2002. The committee consists of four members, who are members of our Supervisory Board. At least one member of the Audit Committee must be a financial expert, who possesses understanding of GAAP and financial statements, as well as experience in internal accounting controls and preparation or audit of financial statements The committee meets at least four times in each year. The quorum is three members of the Audit Committee attending the meeting. The Secretary of the Committee, who is our head of Internal Audit normally attends the meetings. Our Management Board members, representatives of the external auditors and representatives of our shareholders can attend the meetings by invitation but are not members of the committee. The Audit Committee assists our Supervisory Board in fulfilling its corporate governance responsibilities. To do this the committee reviews the financial reporting process, the system of internal control and management of risks and the audit process. The committee is authorized to obtain external legal or other independent professional advice and to seek any information it requires from any employee. The Audit Committee submits reports to our Supervisory Board after each meeting of the committee.

The Remuneration Committee consists of two members of our Supervisory Board. The purpose and primary duty of the Remuneration Committee is to review the terms of employment of members of our Management Board. The Remuneration Committee provides assistance to the Supervisory Board in matters related to the Management Board remuneration policy, as well as incentive schemes available to our directors.

Employees

As of December 31, 2002, we had 3,643 employees, including 2206 in sales, marketing and strategy, 870 in network operations, 95 in product development and management and 472 in finance, administration and general director divisions. Five of our employees are secondees from T-Mobile International. All of our employees are located in Poland, mainly at our headquarters in Warsaw but also in regional offices and shops around the country.

All of our employees, other than our seconded employees, generally enter into an initial three-month employment contract. After completion of this initial contract, our employees enter into an employment contract of indefinite term subject to termination upon a stated notice period.

To our knowledge, our employees have not entered into any collective bargaining agreements. We do not have any history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good.

We do not currently have a pension plan or stock option plans.

Share Ownership

None of our Supervisory Board Members or Management Board Members has any shares or options for shares. We do not currently have a stock option plan.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding as of March 28, 2003.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Elektrim Telekomunikacja Sp. z o.o(1)	226,079	47.9998%

T-Mobile Deutschland GmbH	105,975	22.5%

MediaOne International B.V.(2)	105,975	22.5%

Polpager Sp. z o.o(3)	18,840	4.0%

Elektrim Autoinvest S.A.(4)	5,181	1.1%

Carcom WARSZAWA Sp. zo.o(5)	8,949	1.9%

Elektrim S.A.	1	0.0002%

(1)

Elektrim S.A. owns 49% and Vivendi S.A. (a French telecommunication company) owns 51% of the outstanding shares in Elektrim Telekomunikacja Sp. z o.o.

(2)

On March 23, 2000, T-Mobile International acquired 100% ownership in MediaOne International B.V.

(3)

Polpager Sp. z o.o. is wholly owned by Smaragd Sp z o.o., which in turn is owned by T-Mobile International GmbH

(4)

Elektrim Autoinvest S.A., is owned by Carcom WARSZAWA and Vivendi.

(5)

Elektrim S.A. owns 49% and Vivendi S.A. owns 51% of the outstanding capital of Carcom WARSZAWA Sp. z o.o.

T-Mobile Deutschland GmbH ("T-Mobile Deutschland"), MediaOne International B.V. ("MediaOne", part of Deutsche Telekom Group) and Elektrim Telekomunikacja Sp. z o.o. (a joint venture between Vivendi Universal S.A. and certain of its affiliates ("Vivendi") and Elektrim S.A.  ("Elektrim")) (together the "Operating Parties") are our three principal shareholders. Each of T-Mobile Deutschland, MediaOne and Elektrim entered into a Shareholders’ Agreement dated December 21, 1995 (as amended, the "Shareholders’ Agreement") governing the Operating Parties’ involvement in our business and their agreement as to how it should be managed. Elektrim subsequently transferred a portion of its shares to Elektrim Telekomunikacja Sp. z o.o.. Under the Shareholders’ Agreement, our business is managed by a Management Board and controlled by a Supervisory Board. In addition, the Shareholders’ Agreement provides, among other things, that certain decisions of the Management Board may not be taken without the prior approval of the Supervisory Board. This prior approval cannot be given unless all members of the Supervisory Board who were appointed by the Operating Parties vote or consent to approve such actions. These actions include amendments to our business plan and annual budgets, acquisitions or dispositions of assets above certain values, incurring additional indebtedness (other than in the ordinary course of business or below certain limits) and the entry into long-term contracts (with certain exceptions). The Shareholders’ Agreement also requires that at least one member of each of the Operating Parties be in attendance at all Shareholders’ Meetings. At the time of Elektrim’s announced acquisition of minority shares, the Operating Parties were T-Mobile Deutschland, Elektrim and MediaOne, with T-Mobile Deutschland and MediaOne each appointing two members to the Supervisory Board and Elektrim appointing four members to the Supervisory Board. As a consequence of the share transfer mentioned above, Elektrim appoints its Members of the Supervisory Board together with Elektrim Telekomunikacja Sp. z o.o. and MediaOne’s two seats on the Supervisory Board belong to T-Mobile International. Of the three Supervisory Board Members formerly appointed by our smaller Polish shareholders prior to Elektrim’s acquisition of our shares from those shareholders, two of these members will now be appointed by Elektrim Telekomunikacja Sp. z o.o., which may also be entitled to appoint the third member as well.

In addition, for a discussion of certain matters relating to the relationship among the shareholders of one of our shareholders, Elektrim Telekomunikacja Sp. z o.o. see “Item 3. Key Information - Risk Factors”.

Deutsche Telekom (the parent company of DeTeMobil) acquired MediaOne in 2000. T-Mobile International AG, a subsidiary of Deutsche Telekom, acquired control, through its subsidiaries, of 100% of shares in Polpager Sp. z o.o.As a result, Deutsche Telekom currently owns directly and indirectly 49% of our outstanding shares. Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom is disputing the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had a right of first refusal to purchase these shares under our Shareholders’ Agreement.

On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to Elektrim Telekomunikacja Sp. z o.o. retaining one share of direct ownership. In December 1999 Elektrim announced that it had sold a 49% interest in Elektrim Telekomunikacja to Vivendi.

At the request of Elektrim, our Management Board filed the ownership change between Elektrim and Elektrim Telekomunikacja in our share registry book and agreed to file an updated list of shareholders with the Warsaw Regional Court as required under Polish law. In consideration of the dispute mentioned above, two of our five Management Board members objected to Elektrim’s request and did not sign the change in our share registry book. The updated list of shareholders, together with formal statements from the two dissenting Board members, were filed with the Warsaw Regional Court. Deutsche Telekom sought an injunction from the Warsaw Regional Court to disallow the change in our share registry book and prevent the filing of the updated list of shareholders. This was rejected by the Court on February 16, 2000. Deutsche Telekom announced in October 1999 the commencement of an arbitration claim (at the International Arbitration Court in Vienna) against Elektrim and certain smaller shareholders. This claim was suspended in December 2000 following the entry by Deutsche Telekom into a letter of intent with Elektrim for the purchase by Deutsche Telekom of a 51% stake in six Elektrim companies that provide fixed-line and data transmission services. However, this claim was renewed after this letter of intent expired and negotiations with Elektrim ended. Several court hearings have been held since the fourth quarter of 2001 and are expected to continue during 2003.

Moreover, Elektrim received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell a consortium of Vivendi and Ymer Finance, 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders. In addition, the memorandum of understanding provided that Elektrim will sell all of its fixed line and Internet businesses to Elektrim Telekomunikacja. Vivendi also agreed to implement an initial public offering of the shares of Elektrim Telekomunikacja within an 18-month period. The contracts between Elektrim and Vivendi and Ymer Finance were signed on September 4, 2001.

Further, on March 15, 2002, Vivendi entered into a memorandum of understanding pursuant to which Vivendi agreed to sell its 49% interest in Elektrim Telekomunikacja to a consortium of investors led by Citigroup Investments. No definitive agreements have been entered into in connection with this transaction. During early 2003 Vivendi has also been in discussions with the Polish media group Polsat related to a potential sale of a 49% stake in Elektrim Telekomunikacja, but no definitive agreement has been signed between the two parties.  If the definitive agreements are entered into, Vivendi would have withdrawn from its investment in Elektrim Telekomunikacja. See “Item 3. Key Information – Risk Factors – We may not be able to finance a change of control offer required by our indentures.

Related Party Transactions

Related party transactions, presented below, consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

in thousands of PLN	As at and for the year ended December 31, 2002	As at and for the year ended December 31, 2001	As at and for the year ended December 31, 2000 (restated)

Elektrim

Inter-company receivables	-	93	132
Inter-company payables and accruals	25	23	224
Inter-company sales	310	741	839
Inter-company purchases	242	272	1,990

Elektrim Telekomunikacja

Inter-company payables and accruals	368	-	-
Inter-company sales	161	38	-
Inter-company purchases	2,039	-	-

T-Mobile

Inter-company receivables	1,332	521	1,063
Inter-company payables and accruals	6,447	2,897	1,524
Inter-company sales	23,809	24,365	19,670
Inter-company purchases	24,866	22,128	22,246

MediaOne

Inter-company purchases	-	278	7,834

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

Item 8. Financial Information

Financial Statement and Other Financial Information

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Financial reporting Standards, which differ in certain respects from U.S. GAAP. See Note 29 to the Financial Statements as of and for the year ended December 31, 2002. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2002, has been derived from the Financial Statements, which have been audited by Ernst & Young Audit Sp. z o.o., independent auditors. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2001 and 2000 has been derived from the Financial Statements, which have been audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2002, 2001 and 2000 has been derived from our Financial Statements.

Statement of Operations Data	Year ended December 31,
2002	2001	2000
PLN	US$(1)	PLN	PLN
(restated)(4)
(in thousands, except subscriber and churn rate data)
International Financial Reporting Standards
Net Sales:
Service revenues and fees	4,753,445	1,238,264	4,123,555	3,460,579
Sales of telephones and accessories	176,379	45,946	221,341	224,144
Total net sales	4,929,824	1,284,210	4,344,896	3,684,723

Cost of Sales:
Cost of services sold	(2,018,636)	(525,851)	(1,778,687)	(1,383,893)
Cost of sales of telephones and accessories	(970,557)	(252,828)	(948,750)	(902,533)
Total cost of sales	(2,989,193)	(778,679)	(2,727,437)	(2,286,426)

Gross margin	1,940,631	505,531	1,617,459	1,398,297
Operating expenses:
Selling and distribution costs	(545,404)	(142,076)	(585,463)	(576,318)
Administration and other operating costs	(244,711)	(63,747)	(199,966)	(189,698)
Total operating expenses	(790,115)	(205,823)	(785,429)	(766,016)
Operating profit	1,150,516	299,708	832,030	632,281
Interest and other financial expenses, net	(581,678)	(151,526)	(377,930)	(489,540)
Profit before taxation	568,838	148,182	454,100	142,741
Taxation charge	(222,362)	(57,925)	(26,879)	(33,354)
Net income	346,476	90,257	427,221	109,387

U.S. GAAP
Total net sales	4,930,854	1,284,478	4,345,206	3,518,959(5)
Cost of sales	(2,980,740)	(776,477)	(2,707,206)	(2,113,063)
Operating expenses	(790,115)	(205,823)	(785,429)	(766,016)
Interest and other financial expenses, net	(753,496)	(196,284)	(320,504)	(485,364)
Taxation	(196,541)	(51,199)	(33,045)	(32,909)
Net income before cumulative effect
on accounting changes and extraordinary item	209,962	54,695	499,022	121,607

Cumulative effect on the adoption of SFAS 133, net of tax	-	-	(4,926)	-

Extraordinary loss from 1997 Bank Credit Facility financing costs write-off, net of tax	-	-	(7,288)	-

Net income after cumulative effect
on accounting changes and extraordinary item	209,962	54,695	486,808	121,607

Other Financial and Operating Data (unaudited)
Adjusted EBITDA (IFRS)(2)	2,060,499	536,756	1,682,602	1,151,986
Adjusted EBITDA (U.S. GAAP)(2)	2,060,454	536,744	1,683,752	1,150,397
Net cash from operating activities	1,523,161	396,781	1,162,400	684,916
Net cash used in investing activities	(527,437)	(137,396)	(2,275,227)	(1,555,075)
Net cash from/(used in) financing activities	(977,811)	(254,718)	1,120,235	(195,474)
Subscribers at end of period	4,868,288	N/A	3,775,652	2,802,980
Monthly churn rate(3) (%)	1,6	N/A	1.8	2.0

Balance Sheet Data	Year ended December 31,
2002	2001	2000
PLN	US$(1)	PLN	PLN
(restated)(4)
(in thousands)
International Financial Reporting Standards
Long-term assets and deferred taxes	6,343,195	1,652,390	6,372,128	6,127,889
Total assets	7,265,044	1,892,530	7,217,453	7,039,989
Long-term liabilities, deferred tax liabilities and provisions	5,038,435	1,312,503	5,350,528	4,171,058
Total liabilities	5,912,517	1,540,199	6,221,708	6,353,042

Shareholders' equity	1,352,527	352,331	995,745	686,947

U.S. GAAP
Long-term assets	6,222,084	1,620,841	6,414,619	6,099,364
Total assets	7,378,253	1,922,021	7,470,922	7,011,464

Shareholders’ equity after cumulative changes in accounting principles	1,213,927	316,226	999,557	609,704

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.8388 per US$1.00, the Fixing Rate announced by the National Bank of Poland on December 31, 2002.  The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2)

Adjusted EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt.  Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

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

(4)

The above restatements relate only to the IFRS Financial Statements

(5)

During 2000, we adopted the revenue recognition principles of Staff Accounting Bulletin No. 101 “Revenue Recognition” or “SAB 101”, issued by the Securities and Exchange Commission. Accordingly, in 2000 we instituted accounting procedures that are consistent with SAB 101. For the years ended prior to December 31, 1998 our internal accounting procedures were not recognized in a manner that allowed us to gather data required by SAB 101. The cumulative net effect of the introduction of SAB 101 on our net assets as of January 1, 2000 resulted in a decrease of PLN 0.3 million.

Legal Proceedings

On November 29, 2001, the President of OTRP issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by OTRP as insufficiently detailed. Other claims by TPSA, in particular challenging OTRP’s jurisdiction to issue the decision, have been turned down. In the Annex to the interconnection agreement signed between PTC and TPSA on December 24, 2002, the parties agreed a new set of interconnection rates, which allowed for the settlement of the dispute. See Item 4 “Information on the Company – Interconnect Agreements”

A similar appeal by TPSA, related to the interconnection fees paid by TPSA to us for the international calls terminated in PTC’s network, has been recently investigated by the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld OTRP’s decision from May 28, 2001, which forced TPSA to pay PTC a fee equal to the domestic fixed to mobile interconnection rate. Until end of the fourth quarter of 2002 revenues of PLN 147.4 million have been recognized from this source. TPSA has lodged a request for cassation against the judgement of the Anti-monopoly Court to the Supreme Court.

On April 23, 2002, PTC and Polkomtel jointly requested the Anti-monopoly Office to start proceedings against TPSA. We are of the opinion that market promotions offered jointly by TPSA and its subsidiary PTK Centertel were anti-competitive in that TPSA abused its dominant position in the fixed-line telephony market to strengthen the position of its subsidiary in the mobile-telephony market in Poland. On July 4, 2002, the Anti-monopoly Office commenced the proceedings in the subject case and since then the first hearings have taken place. The case will be further investigated during 2003.

To the best of our knowledge, there are no other material legal proceedings directly involving us as of the date of this 20-F report.

Dividend Policy

Our statutory financial statements are prepared in accordance with Polish accounting regulations.  Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As at the date of signing this report there was no Shareholders’ decision regarding net income distribution.

Dividend distribution is restricted mainly by the Existing Notes agreements that require us to have Debt to Adjusted Consolidated Net Worth ratio at a level below 2.0:1.0. We do not presently meet this requirement.

Item 9. The Offer and Listing

Markets

Our 10¾% Notes, 10 7/8% Notes and our 11¼% Notes are traded in the over-the-counter market and there is no active public trading market for such securities.

There is no established trading market for our equity securities.

Item 10. Additional Information

Memorandum and Articles of Association

Objects and Purposes

Under Polish law, the memorandum and articles of association of a company are incorporated in a document known as the Formation Deed.

We were formed on December 20, 1995, as a limited liability company under the name ‘‘Polska Telefonia Cyfrowa Spolka z ograniczona odpowiedzialnoscia’’ for an unlimited duration (Repertory A 20883/95). Our Formation Deed was last amended on February 12, 2002. Article 5 of the Formation Deed describes our business purposes:

•

to conduct activities in the field of telecommunications, and in particular in the field of mobile telephony, data transmission and data communications, as well as all other telecommunications services, including Internet and Internet-related services and fixed telephony; and

•

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

•

the requirement of Supervisory Board approval;

•

the circumstances under which shares may be transferred to a shareholder holding more than 20% without Supervisory Board consent, i.e. as a result of a previously approved share pledge;

•

a five-year waiting requirement, effective from the date the GSM 900 License and related permit were obtained, which restricts shareholders holding no more than 5% from transferring their shares; and

•

the rights of first refusal.

Directors

The Supervisory Board currently consists of at least nine members. Each shareholder holding more than 20% is entitled to appoint and dismiss two members. Each shareholder holding more than 40% is entitled to appoint and dismiss four members. The other member is elected at our Shareholders’ Meeting. In addition, the shareholders may revoke the appointment of any member of the Supervisory Board at any Shareholders’ Meeting, without giving any reasons therefore, with a simple majority of all votes. The Formation Deed sets forth additional criteria for the appointment of the members. Supervisory Board resolutions are valid provided at least one member appointed by an Operating Party participates in the meeting. A simple majority is sufficient to pass a resolution, unless the Supervisory Board Internal Rules of Procedure provides otherwise.

The Supervisory Board’s responsibilities include the following:

•

to actively supervise our business;

•

to approve the business plans and annual budgets;

•

to appoint and recall members of the Management Board, and to determine their compensation;

•

to consent to transactions and actions that require Supervisory Board approval under the Management Board Internal Rules of Procedure;

•

to review the annual report, balance sheet, and other financial reports;

•

to appoint auditors; and

•

to decide any other matters delegated to it under the Supervisory Board Internal Rules of Procedure or assigned to it under the Formation Deed, unless these matters were exclusively assigned to the Shareholders’ Meeting.

Pursuant to the Formation Deed, the Supervisory Board has the sole right of supervision of our company. The Management Board is appointed and dismissed by the Supervisory Board and is governed by the Management Board Internal Rules of Procedure, as adopted by the Supervisory Board. We are represented by two members of the Management Board acting jointly as set forth in the Formation Deed. The function and responsibility of the Management Board is to manage all aspects of our company, except for those matters reserved for the Supervisory Board or the Shareholders’ Meeting.

Shareholders’ Meeting

The ordinary Shareholders’ Meeting shall be held annually before the end of June. An extraordinary Shareholders’ Meeting may be called on the Supervisory Board’s request or upon the written request of shareholders holding 10% or more of the share capital. Each share represents one vote and any resolutions, including amendments to the Formation Deed, require the approval of 70% of the share capital, and the approval of all Operating Parties. At a Shareholders’ Meeting, the shareholders may also pass a resolution on the redemption of the shares subject to the conditions set forth in the Formation Deed or as defined by law.

Our shareholders have the following responsibilities:

•

to review and approve the Management and Supervisory Boards’ reports, as well as year-end balance sheets and financial statements;

•

to exonerate members of the Management and Supervisory Boards and to determine the remuneration of the Supervisory Board members;

•

to decide on the filing of claims against shareholders or members of the Management or Supervisory Boards;

•

to resolve to retain or distribute any profits or to cover any losses;

•

to resolve to increase or decrease the share capital;

•

to amend the Formation Deed;

•

to decide on the sale or lease of the enterprise or on the granting of the right of use thereof (under Polish law);

•

to dissolve and liquidate our company; and

•

to decide on any matters within the competence of the shareholders under the Formation Deed or under Polish law.

It should also be noted that the sale or purchase of real property does not require the approval of the Shareholders’ Meeting.

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

Material Contracts

 Changes to Bank Credit Facilities

In 2002 we agreed a waiver letter with the bank syndicate, dated 9 May, 2002, with reference made to the EUR 550,000 thousand Main Facility Agreement dated 20 February, 2001, and the EUR 100,000 thousand Supplemental Facility Agreement, dated 20 February, 2001, as amended and increased to EUR 150,000,000 by an amendment dated September 24, 2001.

The changes were incorporated into the Facility Agreements, effective from 12 July, 2002. The financing banks agreed to permit PTC or its subsidiaries to purchase a part of the Existing Notes (EUR 300,000 thousand and USD 150,000 thousand of the 11¼% Notes due 2009 and/or EUR 200,000 thousand of the 10 7/8% Notes due 2008) and/or to redeem prior to their maturity the USD 253,000 thousand of the 10¾% Notes due 2007, callable from 1 July, 2002 up to the agreed limit. It has been also permitted to raise additional senior indebtedness to finance possible further purchases and/or redemption of the bonds to the agreed limit.

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

Payments of Principal, Interest and Redemption Premium under our Guarantee to Holders of the Existing Notes. Generally, a Polish withholding tax of 20% applies to payments of interest and the initial issue discount under the guarantee in respect of the Existing Notes, in each case paid by us under the guarantee to non-residents of Poland. Withholding tax may, however, be reduced by an appropriate double taxation treaty to which Poland is a party and the ‘‘interest’’ article of which provides for full or partial exemption from withholding on interest payments. However, in order to benefit from an appropriate double taxation treaty, the holder of an Existing Note is obliged to provide us with a certificate of fiscal residence issued by the appropriate tax authorities in the country of its residence. Treaties providing for full exemption from withholding on interest payments are currently in effect between Poland and (i) the United States and (ii) the United Kingdom, among others.

The difference between the issue price and the redemption price of the Existing Notes in the case of early redemption may be treated as income obtained in Poland and will be taxed pursuant to the tax rate applicable in the year of such redemption.

Tax on Civil Law Transactions. Consequences of our Assumption of the Obligations of PTC International Finance II S.A. under the Existing Notes. Polish tax on civil law transactions at a rate of 1% applies to any sale of property rights that are exercised in Poland, or if they are exercised abroad, but the purchaser of the property rights resides in Poland and the civil law transaction was executed in Poland. Accordingly, in the event that we assume the obligations of PTC International Finance II S.A. on the Existing Notes, Polish tax on civil law transactions may apply to sales or dispositions of the Existing Notes or any right therein by holders of Existing Notes. Since the Existing Notes, after such assumption, will confer rights that will be enforceable in Poland, it will be arguable that sales of the Existing Notes between foreign holders may also be subject to tax on civil law transactions. The applicability of Polish tax on civil law transactions to such sales is not free from doubt.

Documents on Display

All the documents mentioned in this 20-F report may be found at the offices of Polska Telefonia Cyfrowa, Al. Jerozolimskie 181, 02-222 Warsaw, Poland. The contact person is Karol Depczynski (+48.22.413.3112).

We are subject to the filing requirements of the U.S. Securities Exchange Act of 1934 and file periodic reports with the Securities and Exchange Commission, commonly referred to as the “SEC”. You may read and copy all documents that we have filed with SEC at the SEC’s Public Reference Room at 450 Fifth Street N.W., Washington, DC 20549. You may also call the SEC at 1-800-SEC-0330 for further information about Public Reference Room. Some of our SEC filings are available on the SEC’s Internet site at www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 11 of this Form 20-F (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.8388, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2002; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.0202, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2002.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on our earnings and value in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (‘‘Committed Exposures’’) and those where there is some uncertainty about the amount and/or timing of the cash flow (‘‘Uncommitted Exposures’’). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained.

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

Foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward (“NDF”) transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

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

Debt liabilities based on fixed interest rate are as follows:

•

the 10¾% Notes for the total value of U.S.$126,215,000

•

the 11¼% Notes for the total value of U.S.$150,000,000

•

the 11¼% Notes for the total value of €282,750,000

•

the 10 7/8% Notes for the total value of €187,500,000

Debt liabilities based on floating interest rate consist of our Bank Credit Facilities for the total bank commitments of €700 million of which €387.5 million is available in Zloty and €312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown. Interest rate are subsequently reset at the time of any roll-over of existing drawdown.

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

•

managing the maturity periods of investments and borrowings;

•

varying the proportions of our debt which bear interest on a fixed and a floating basis; and

•

varying the period of time for which the interest rate is fixed in respect to the loan facility.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

•

forward rate agreements (FRAs);

•

interest rate swaps; and

•

interest rate options (caps, floors, collars).

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

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers’ financial condition are performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

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

Changes in Future Reporting Periods

In 2000, we implemented our Hedging Policy and engaged in our first hedging transactions. Our Treasury Department was focused on hedging short-term transactional exposure with use of forward and NDF instruments. In 2001 we increased the hedging coverage of short-term foreign currency transactional exposure and we started hedging transactional exposures related to long term financial cash flows. In 2002 we extended the hedging of short-term transaction exposure, while the share of hedged long-term financial cash flows also increased, due to redemption of part of our Existing Notes.  In 2002 we started hedging of floating interest rate risk arising from PLN tranches of our Bank Credit Facilities. We also commenced hedging of principal risk related to some of our Existing Notes after negotiating subordinated credit lines that meet the requirements of our Bank Credit Facilities.

In 2003 we plan to keep the existing hedging coverage of foreign currency operating exposure. We plan further extension of hedging coverage of foreign currency financing exposure by increasing the number of forward transactions (including subordinated ones) and reducing the amount of outstanding long term foreign currency denominated liabilities.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities, the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, it is the source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The Bank Credit Facilities as at December 31, 2002 consisted of a Zloty tranche of PLN 990,2 million at the rate of WIBOR plus a margin under the €550 million Bank Credit Facility. The Zloty tranche of the €150 million Bank Credit Facility and the multi-currency tranche of any of the Bank Credit Facilities was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches, plus applicable margins in the case of the €550 Million Bank Credit Facility and the €150 Million Bank Credit Facility. The table below presents principal and interest payments on the Bank Credit Facilities as at December 31, 2002. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as at December 31, 2002, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Variable Rate (PLN)	84,564	281,551	636,412	200,406	-	-	1,202,933	990,217
Weighted Average Effective Interest Rate 8.54%

In comparison, as at December 31, 2001 our interest rate risk liabilities consisted of Bank Credit Facilities.

Principal and interest payments under the  Bank Credit Facilities (in thousand of PLN)

€550 Million Bank Credit Facility	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 12/31/01
Variable Rate (PLN)	186,482	136,312	309,254	592,097	178,456	-	1,402,601	923,404
Weighted Average Effective Interest Rate 15.61%
€150 Million Bank Credit Facility
Variable Rate (PLN)	71,950	61,390	61,390	61,390	352,487	103,896	712,503	425,920
Weighted Average Effective Interest Rate 14.78%

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

Foreign Currency Risk

As of December 31, 2002 approximately 75% of our total long term debt was denominated in foreign currencies (Euro and U.S. dollar).  The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, the 10¾% Notes, 11¼% Notes and 10?% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS License which is linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at December 31, 2002 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.8388 per U.S.$1.00 and  PLN 4.0202 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Fixed interest rate (Euro)
UMTS License	-	-	60,303	60,303	60,303	1,386,969	1,567,878	441,952
10? Notes	81,974	81,974	81,974	81,974	81,974	815,269	1,225,139	839,701
11¼ Notes	127,880	127,880	127,880	127,880	127,880	1,392,472	2,031,872	1,235,214
Fixed interest rate (U.S.$)
10¾ Notes	52,085	52,085	52,085	52,085	536,599	-	744,939	543,894
11¼ Notes	64,780	64,780	64,780	64,780	64,780	705,380	1,029,280	632,082
Headquarters Lease (1)	30,956	31,883	32,840	33,825	34,840	253,828	418,172	218,931

Total	357,675	358,602	419,862	420,847	906,376	4,553,918	7,017,280	3,911,774

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2001.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 12/31/01
Fixed interest rate (Euro)
GSM 1800 License	58,870	-	-	-	-	-	58,870	55,747
UMTS License	-	-	-	52,829	52,829	1,267,884	1,373,542	359,776
10? Notes	76,602	76,602	76,602	76,602	76,602	838,433	1,221,443	736,297
11¼ Notes	118,864	118,864	118,864	118,864	118,864	1,413,162	2,007,482	1,077,041
Fixed interest rate (U.S.$)
10¾ Notes	-	108,504	108,504	108,504	108,504	1,117,848	1,551,864	878,129
11¼ Notes	67,268	67,268	67,268	67,268	67,268	799,749	1,136,089	615,510
Headquarters Lease (1)	31,208	32,144	33,109	34,102	35,125	299,760	465,448	220,492

Total	352,812	403,382	404,347	458,169	459,192	5,736,836	7,814,738	3,942,992

(1)

Includes index swaps embedded in the lease contract.

Hedging Transactions

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

Short term hedging transactions

In order to manage the volatility relating to our more significant short-term operating risks (cash outflows), we entered into a number of hedging transactions, including forward foreign currency exchange contracts and non-deliverable forward exchange currency contracts. In 2002, we entered into 105 forward and Non Deliverable Forward transactions for a total notional amount of €242.5 million and U.S.$4.5 million. As at December 31, 2002 we had 104 open forward and Non Deliverable Forward transactions for the notional amount of  €240.0 million. The purpose of these transactions is to hedge our short-term foreign currency cash flow exposures arising from payments for handsets.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions, these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open transactions as of December 31, 2002, amounted to PLN 22.3 million and they all were presented under current liabilities in our Financial Statements. For a more detailed presentation of these transactions see Note 24 to the Financial Statements included elsewhere in this Form 20-F.

During 2002 we entered into 12 forward rate agreement (FRA) contracts for the total notional amount of 1,200 million PLN in order to protect against interest rate volatility. At the end of 2002 all the FRA transactions were closed and settled.

Medium and long term hedging

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11¼% Notes and 50% of the coupon payments on the 10¾% Notes and the U.S. dollar portion of 11¼% Notes.  In 2002 some 50% of 10¾% Notes were redeemed and 6.3% of 10 7/8% Notes and 5.8% of the Euro portion of the 11¼% Notes were repurchased in the secondary market and redeemed. After these operations the coupon payments coverage of each of the Notes increased to respectively 100%, 80% and 80%.

As of December 31, 2002, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 131.8 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and we recognized change in fair value in the amount of PLN 118.8 million (net of deferred tax effect) as other reserve capital in equity. Additionally, as of December 31, 2000, PLN 13.0 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

In 2002 we entered into seven medium term transactions hedging risk related to nominal value of the Existing EUR Notes for the total amount of €140 million.  Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. The fair value of open subordinated forward transactions as of December 31, 2002, amounted to PLN 5.6 million and they all were presented under long term assets in our Financial Statements.

The table below provides information about foreign currency derivative instruments as at December 31, 2002.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Foreign currency forward contracts
Buy Euro/sell PLN [7]	(22,258)	-	-	-	-	-	(22,258)	(22,258)
Total	(22,258)	-	-	-	-	-	(22,258)	(22,258)
Foreign currency subordinated forward contracts
Buy Euro/sell PLN [7]	2,898	2,740	-	-	-	5,638	5,638
Total	-	-	-	-	-	5,638	5,638
Cross currency interest rate swaps
Receive fixed EUR, pay fixed PLN [8]	(21,699)	(22,062)	(21,544)	(22,130)	(20,285)	-	(107,720)	(55,271)
Receive fixed USD, pay fixed PLN (2)	(27,311)	(27,648)	(27,343)	(11,808)	(11,870)	-	(105,980)	(76,514)
Total	(49,010)	(49,710)	(48,887)	(33,938)	(32,155)	-	(213,700)	(131,785)

(1)

Represents estimated cash inflows/outflows net from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Other hedging activities

Following our entry into the Bank Credit Facilities in February 2001 and the amendment to the €150 Million Bank Credit Facility in September 2001, the payments related to our foreign currency obligations under our senior debt obligations changed. As the PLN tranches were substantially increased we were able to fully repay all foreign currency drawdowns and decrease the foreign currency risk carried in our balance sheet.

To reduce the level of foreign currency exposure resulting from the Existing Notes we redeemed in 2002 part of 10 3/4% Notes for total amount of U.S.$127 million. Due to the same reason we repurchased in the secondary market and redeemed part of 11 1/4% Notes and 10 7/8% Notes for the total amount of €17.2 million and €12.5 million respectively. Both operations were financed from PLN tranches of Bank Credit Facilities and PLN operating cash flows.

Options Embedded in the Existing Notes

Redemption of the 10 7/8% Notes

The issuer of the 10 7/8% Notes (PTC International Finance II S.A.) at its option may, from time to time, redeem all or a part of the 10 7/8% Notes at any time on or after May 1, 2005 on not less than 30 nor more than 60 days’ prior notice in amounts of €1,000 or integral multiples thereof at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on the dates indicated below (subject to the right of holders of record on relevant record dates to receive interest due):

Period	Redemption price
May 1, 2005	105.438%
May 1, 2006	102.719%
May 1, 2007 and thereafter	100.000%

In addition, prior to May 1, 2004, the issuer of the 10?% Notes may on one or more occasions redeem up to 35% of the initial aggregate principal amount of the 10?% Notes, with all or a portion of the net proceeds of a public equity offering, provided that:

•

immediately after the offering at least 60% in aggregate principal amount of the applicable Notes remain outstanding,

•

it has received an equivalent amount of proceeds as a prepayment of the Intercompany Receivables, and

•

the redemption must occur within 75 days of the closing of the public equity offering.

The redemption price for the 10 7/8% Notes is 110.875% of the principal amount thereof, together with accrued interest, if any, to the date of redemption (subject to the right of holders of record on record dates to receive interest due on interest payment dates).

Redemption of the 11¼% Notes

The issuer of the 11¼% Notes (PTC International Finance II S.A.) at its option may, from time to time, redeem all or a part of the 11¼% Notes at any time on or after December 1, 2004 on not less than 30 nor more than 60 days’ prior notice in amounts of €1,000 or U.S.$1,000, as the case may be, or integral multiples thereof at the following redemption prices (expressed as percentages of principal amount at maturity), plus accrued interest, if any, to the redemption date, if redeemed during the 12-month period beginning on the dates indicated below (subject to the right of holders of record on relevant record dates to receive interest due):

Period	Redemption price
December 1, 2004	105.625%
December 1, 2005	103.750%
December 1, 2006	101.875%
December 1, 2007 and thereafter	100.000%

Redemption of the 10¾% Notes

The 10¾% Notes were not redeemable at the option of the issuer (PTC International Finance B.V.) prior to July 1, 2002. Since then, the 10¾% Notes can be redeemed at the option of the issuer, in whole or in part, on not less than 30 nor more than 60 days’ prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest (if any) to the date of redemption, if redeemed during the 12-month period beginning on the dates indicated below:

Period	Redemption price
July 1, 2002	105.375%
July 1, 2003	103.583%
July 1, 2004	101.792%
July 1, 2005 and thereafter	100.000%

Redemption of the 11¼%  and 10 7/8%  Notes at the Option of the Holders

The holders of the 11¼% and 10 7/8% Notes may, at their option, require us to purchase their notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest to the date of purchase, if we encounter certain change of control events. Such change of control provisions principally involve any person or group becoming the beneficial owner of 50% or more of the total voting power of our shares, except if such person or group are existing shareholders or an international telecommunications company with substantial experience in mobile telecommunications operations.

Redemption of the 10¾% Notes at the Option of the Holders

The holders of the 10¾% Notes may, at their option, require us to purchase their notes at a purchase price equal to 101% of the accreted value thereto, plus unpaid interest to the purchase date, if we encounter certain change of control events. Such change of control provisions principally involve any person or group becoming the beneficial owner of 50% or more of the total voting power of our shares, except if such person or group are existing shareholder or an international telecommunications company with substantial experience in mobile telecommunications operations.

The above mentioned accreted value means a redemption price of U.S.$ 1,000 per Note.

Other embedded derivatives

Index swaps

We have bifurcated the derivatives from our finance leasing agreements (see Notes 3.9, 3.14, 19c and 23 to our Financial Statements included elsewhere in this Form 20-F). These index swaps derivatives swap payments based on the Consumer Price Index in the USA (“CPI”) into interest-based payments. The CPI is not related to inflation in the Company’s own economic environment. Thus, the embedded derivatives are not clearly and closely related to the host contracts.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of a date within 90 days of the filing date of this annual report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls, procedures and practices. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls, procedures and practices were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There have been no significant changes in our internal financial controls or in other factors which could significantly affect internal financial controls subsequent to the date the evaluation was carried out. There were no significant deficiencies or material weaknesses identified in the evaluation and, therefore, no corrective actions were taken.

ITEM 16

PART III

Item 17. Financial Statements

We are furnishing financial statements pursuant to the instructions of “Item 18. Financial Statements” in lieu of responding to this item.

Item 18. Financial Statements

The following Financial Statements together with the report of Independent Public Accountants, are included in this Annual Report:

Item 19. Exhibits

Exhibit No.	Description

18.1	Certifications required by Exchange Act Rule 13 a - 14(a) or Rule 15 d – 14(a)
18.2	Certifications required by Exchange Act Rule 13 a - 14(b) or Rule 15 d – 14(b)

47

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

Martin Schneider, Director of Strategy,

Marketing & Sales

By: /s / Jonathan Eastick

Jonathan Eastick, Director of Finance

Date: March 28, 2003

POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONSOLIDATED FINANCIAL STATEMENTS

TOGETHER WITH REPORTS OF

INDEPENDENT PUBLIC ACCOUNTANTS

FOR THE YEARS ENDED

DECEMBER 31, 2002, DECEMBER 31, 2001

AND DECEMBER 31, 2000

Report of Independent Public Accountants

To the Supervisory Board of Polska Telefonia Cyfrowa Sp. z o.o.

We have audited the accompanying consolidated balance sheet of Polska Telefonia Cyfrowa Sp. z o.o. (a Polish limited liability company) and its subsidiaries (“the Company”) as of December 31, 2002 , and the related consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended December 31, 2002 .. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit .. The consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations ..  Those auditors expressed an unqualified opinion on those financial statements in their report dated   March 1, 2002 ..

We conducted our audit in accordance with generally accepted auditing standards in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at  December 31, 2002 , and the results of their operations and their cash flows for the year ended December 31, 2002 in accordance with International Financial Reporting Standards (“IFRS ”) issued by the International Accounting Standards Board (“IASB”).

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with IFRS but do not conform with accounting principles generally accepted in the United States (“US GAAP”).  A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles accepted under IFRS and US GAAP are set forth in Note 29 ..

Ernst & Young

Warsaw, Poland

February 7, 2003

47

This report is a copy of a previously issued Andersen affiliate report and the Andersen affiliate has not reissued the report.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polska Telefonia Cyfrowa Sp. z o.o. and its subsidiaries, as at  December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the consecutive three years ended December 31, 2001 in accordance with Statements of International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”).

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with IAS but do not conform with accounting principles generally accepted in the United States (“US GAAP”).  A description of these differences and a reconciliation of net income and shareholders' equity from accounting principles generally accepted under IAS and US GAAP are set forth in Note 32.

As explained in Note 4.1.b to the consolidated financial statements, the Company has given retrospective effect to the change in its revenue recognition policy relating to multiple-element contracts.

Arthur Andersen Sp. z o.o.

Warsaw, Poland

March 1 , 2002

F-6

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Income Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

Notes	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net sales	6	4,929,824	4,344,896	3,684,723

Cost of sales	7	(2,989,193)	(2,727,437)	(2,286,426)
		-------------------	---------------------	---------------------
Gross margin		1,940,631	1,617,459	1,398,297

Operating expenses	7	(790,115)	(785,429)	(766,016)
		--------------------	---------------------	---------------------
Operating profit		1,150,516	832,030	632,281

Non-operating items
Interest and other financial income	8	266,454	316,616	227,125
Interest and other financial expenses	9	(848,132)	(694,546)	(716,665)
		--------------------	--------------------	--------------------
Profit before taxation		568,838	454,100	142,741

Taxation charge	10	(222,362)	(26,879)	(33,354)
		-------------------	--------------------	--------------------
Net profit for the year		346,476	427,221	109,387
		===========	============	============

The accompanying notes are an integral part of these

consolidated financial statements.

F-6

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Balance Sheets

as at December 31, 2002 and December 31, 2001

(in thousands of PLN)

	Notes	As at December 31, 2002	As at December 31, 2001
Current assets
Cash and cash equivalents	26	54,412	36,511
Short-term investments and other financial assets	11	12,143	98,278
Debtors and prepayments	12	620,749	538,822
Inventory	13	234,545	167,114
		----------------	----------------
		921,849	840,725
Long-term assets
Property, plant and equipment	14	3,438,686	3,783,810
Intangible fixed assets	15	2,651,130	2,412,810
Financial assets	16	171,288	105,985
Deferred costs and other long-term assets	17	82,091	74,123
		--------------------	--------------------
		6,343,195	6,376,728
		--------------------	--------------------
Total assets		7,265,044	7,217,453
		===========	===========
Current liabilities
Accounts payable	18	285,277	286,621
Amounts due to State Treasury	18	57,756	46,184
Interest-bearing liabilities	18	121,122	190,429
Accruals	20	185,569	123,686
Deferred income and other liabilities	18	224,358	224,260
		-----------------	-----------------
		874,082	871,180
Long-term liabilities
Interest-bearing liabilities	19	4,583,365	5,083,933
Non-interest-bearing liabilities	19	165,159	193,822
Deferred tax liability	10	268,171	52,121
Provisions for liabilities and charges	20	21,740	20,652
		-------------------	-------------------
		5,038,435	5,350,528
		-------------------	-------------------
Total liabilities		5,912,517	6,221,708
		-------------------	-------------------
Capital and reserves	21
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(86,649)	(96,955)
Accumulated profit		558,422	211,946
		-------------------	--------------------
		1,352,527	995,745
		--------------------	--------------------
Total equity and liabilities		7,265,044	7,217,453
		===========	===========

The accompanying notes are an integral part of these

 consolidated financial statements.

F-6

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

F-6

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Cash Flows

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	568,838	454,100	142,741
Adjustments for:
Depreciation and amortization	909,983	850,572	519,705
Charge to provision and write-offs of doubtful debtors	29,224	67,626	146,624
Charge to provision for inventory	7,333	11,151	7,082
Other provisions long-term	1,089	7,744	9,144
Foreign exchange (gains)/losses, net and changes in financial instruments fair value	145,394	(91,609)	(92,207)
(Gain)/loss on disposal of tangibles and intangibles	10,804	(1,582)	8,664
Interest expense, net	436,283	469,539	501,580
	--------------------	--------------------	--------------------
Operating cash flows before working capital changes	2,108,948	1,767,541	1,243,333

(Increase)/decrease in inventory	(74,764)	31,025	(32,392)
Increase in debtors, prepayments and deferred cost	(101,165)	(129,383)	(104,527)
Increase/(decrease) in trade payables and accruals	90,529	24,560	20,142
	------------------	------------------	-------------------
Cash from operations	2,023,548	1,693,743	1,126,556

Interest paid	(482,978)	(450,820)	(453,183)
Interest received	17,182	15,213	38,005
Income taxes paid	(1,618)	(1,325)	(4,451)
Realization of financial instruments	(32,973)	(94,411)	(22,011)
	-----------------	-----------------	------------------
Net cash from operating activities	1,523,161	1,162,400	684,916

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(257,314)	(1,372,058)	(329,064)
Purchases of tangible fixed assets	(379,923)	(1,128,118)	(1,434,875)
Proceeds from short-term investments	91,456	199,699	193,959
Proceeds from sale of equipment and intangibles	18,344	25,250	14,905
	------------------	------------------	-------------------
Net cash used in investing activities	(527,437)	(2,275,227)	(1,555,075)

CASH FLOWS (USED IN)/ FROM FINANCING ACTIVITIES:
(Repayment of)/net proceeds from Bank Credit Facilities	(322,201)	1,288,594	-
Repayment of Loan Facility	-	(836,158)	(248,643)
(Redemption of)/proceeds from the Notes	(655,622)	704,141	-
Net change in overdraft facility	12	(36,342)	36,342
Additional paid-in capital, net	-	-	16,827
	-----------------	-----------------	-------------------
Net cash (used in)/from financing activities	(977,811)	1,120,235	(195,474)

Net (decrease)/increase in cash and cash equivalents	17,913	7,408	(1,065,633)

Effect of foreign exchange changes on cash and cash equivalents	(12)	(362)	(411)

Cash and cash equivalents at beginning of period	36,511	29,465	1,095,509
	-----------------	-----------------	------------------
Cash and cash equivalents at end of period	54,412	36,511	29,465
	==========	==========	===========

The accompanying notes are an integral part of these

 consolidated financial statements.

F-6

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Consolidated Statements of Changes in Equity

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/(loss)	Total

Balance as at January 1, 2000 (restated)	471,000	-	-	(303,194)	167,806

Additional paid-in capital	-	409,754	-	-	409,754

Net profit for the period	-	-	-	109,387	109,387
	---------------	---------------	---------------	---------------	---------------
Balance as at December 31, 2000 (restated)	471,000	409,754	-	(193,807)*	686,947
	=========	=========	=========	=========	=========

Balance as at January 1, 2001	471,000	409,754	-	(193,807)*	686,947

Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value losses on cash flow hedge, net of tax	-	-	(96,955)	-	(96,955)

Net profit for the period	-	-	-	427,221	427,221
	----------------	----------------	---------------	----------------	-----------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	==========	=========	=========	==========

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value loss, net of tax	-	-	(17,717)	-	(17,717)

reclassified and reported in net profit	-	-	30,210	-	30,210

deferred tax on reclassified item	-	-	(8,459)	-	(8,459)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	346,476	346,476
	----------------	----------------	---------------	---------------	--------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	==========	==========	=========	=========	============

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3.1).

The accompanying notes are an integral part of these

consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented in 2004 (see Notes 2, 3.5 and 15).

The principal activities of the Company are not seasonal or cyclical.

Authorization of the consolidated financial statements

These consolidated financial statements have been issued by the Board of Directors on February 7, 2003.

2.

Significant events in the year 2002

On April 24, 2002 the Company received a decision from the President of Office for Telecommunication and Post Regulation (“OTPR”) confirming the postponement of the UMTS services launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not earlier than on January 1, 2004 and not later than on January 1, 2005.

Following amendments to the Bank Credit Facilities (signed in May 2002 and allowing the Company to use the facilities for redemption of part of the Notes) on June 18, 2002 the General Shareholders’ Assembly accepted a plan to redeem part of the Notes. In August 2002 the Company called part of its 10 ¾% Notes and repurchased part of its EUR 11 ¼% Notes and part of 10 ?% Notes (see Note 19a).

On October 23, 2002 the Antimonopoly Court rejected the claim of Telekomunikacja Polska S.A. (“TP SA”) (Polish biggest fixed line operator) against OTPR’s decision from May 28, 2001 on setting rates paid to the Company from international calls going through TP SA’s network and terminating in the Company’s network (see also Note 4).

On November 30, 2002 the Polish Parliament issued an act increasing corporate income tax rates from 24 and 22 percent for 2003 and the consecutive years, respectively to 27 percent. The change caused an increase in net deferred tax liability decreasing net income for the year ended December 31, 2002.

On November 30, 2001, the President of OTPR issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. TP SA appealed this decision to the Antimonopoly Court. On November 6, 2002 the Antimonopoly Court upheld TP SA’s appeal stating that the justification for the new level of rates set by OTPR was insufficiently detailed. From November 6, 2002 the Company used the rates effective before November 30, 2001.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

2.

Significant events in the year 2002 (cont.)

On December 24, 2002 the Company signed an annex to interconnect agreement with TP SA, which contractually lowered mobile to fixed interconnect rates by over 60%. The lowered rates were effective from January 1, 2002. The annex also set reductions in TP SA’s fixed to mobile tariffs and set reduction of rates for TP SA’s clients calling to the Company’s network to be effected in 2003.

All the effects of changes in interconnect rates were accounted for in the accompanying financial statements.

3.

Principal Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with standards issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and financial liabilities held for trading or designated as hedging items.

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current event and actions, actual results ultimately may differ from these estimates.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the years ended December 31, 2002, 2001 and 2000 have been presented in Note 29 to these consolidated financial statements.

The IFRS rules that were mandatory as at December 31, 2002 were applied to these consolidated financial statements.

The Company adopted IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) and revenue recognition policy for multiple-element transactions based on SAB 101 “Revenue Recognition in Financial Statements” (“SAB 101”) in 2001. The financial effects of adopting these standards were reported in the previous year’s consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

3.

Principal Accounting Policies (cont.)

3.2.

Group Accounting

These consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

All intercompany balances and transactions are eliminated in consolidation.

On June 17, 1997, PTC International Finance B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V.  PTC International Finance B.V. has no subsidiaries on its own.

On November 5, 1999 PTC International Finance II S.A. was incorporated under the laws of Luxembourg and on November 16, 1999, PTC International Finance (Holding) B.V. was incorporated under the laws of the Netherlands for the purpose of issuing long–term Notes. The Company acquired 40 fully paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance (Holding) B.V.

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

3.3.

Measurement Currency

The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN").  The majority of the Company’s receivables, large part of its short-term liabilities and some of long-term liabilities are PLN denominated. Therefore, the Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

3.4.

Property, plant and equipment

Property, plant and equipment are shown at historical cost less accumulated depreciation.

The costs of property, plant and equipment include borrowing costs - interests and foreign exchange differences to the extent that they are regarded as an adjustment to interest resulting from payments or valuation of liabilities financing the relevant property, plant and equipment acquisition or construction.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is expected that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. The renovations are depreciated over the remaining useful life of the related asset.

3.

Principal Accounting Policies (cont.)

3.4.

Property, plant and equipment (cont.)

Depreciation is calculated using the straight-line method over the estimated useful life of the assets. The following depreciation rates have been applied:

	Annual rate in %	Estimated Useful Lives in years

Buildings under capital lease	2.5%	40
Other buildings	4.0%	25
Plant and equipment	10.0 - 33.0%	3 - 10
Motor vehicles	12.5 - 30.0%	3 - 8
Other	10.0 - 30.0%	3 - 10
Leasehold improvements (operating lease)		lease term
Land	not depreciated

Where carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit.

Effective January 2002 the Company changed prospectively the expected useful lives for part of network fixed assets (plant and equipment, part of other buildings) and non-network other fixed assets (i.e. modems, UPS equipment and other).

Changes in depreciation rates were as follows:

from

to

-

network fixed assets

  4.0 – 12.5%

10.0 – 25.0%

-

non-network other fixed assets

10.0 – 20.0%

12.5 – 33.0%

If the new rates had been applied for the years ended December 31, 2001 and 2000, the depreciation expense for those periods would have increased by PLN 80,870 and PLN 53,694, respectively.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

3.

Principal Accounting Policies (cont.)

3.5.

Intangible Fixed Assets

Licenses

Intangible fixed assets include three licenses (GSM 900, GSM 1800 and UMTS licenses), which the Company acquired from the Polish State. Telecommunication licenses are measured at cost less accumulated depreciation. As the payments are deferred beyond normal credit terms the cost of license is the cash price equivalent. The difference between this amount and total payments is recognized as interest expense over the period of credit unless it is capitalized on the license value during its development period. The cost of UMTS license includes also interests on liabilities financing the license acquisition and foreign exchange differences to the extent that they are regarded as an adjustment to interest. The licenses are amortized using the straight-line method over the periods of their validity, i.e. GSM 900 license – over 14.5 years (173 months), GSM 1800 license – over 14.5 years (174 months) and UMTS license will be amortized over the period of usage from the date of the operational start-up of the underlying services. For further disclosure see Note 15.

Computer software

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with development of identifiable and unique software products controlled by the Company and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets.

Expenditure which enhances or extends the performance of computer software programmes beyond their original specifications is recognized as a capital improvement and added to the original cost of the software.

Computer software development cost recognized as assets are amortized using the straight-line method over their useful lives which is from 2 to 5 years for office software and from 1.2 to 10 years for network software.

Other intangible assets

Expenditure to acquire patents, trademarks and licences other than telecommunication licenses is capitalized and amortized using the straight-line method over their useful life, but not exceeding 10 years.

3.6.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset’s net selling price and value in use.

Recoverable amount is estimated for an individual asset or, if it is not possible to do so, it is determined for cash-generating unit to which asset belongs.

3.

Principal Accounting Policies (cont.)

3.7.

Debtors

Amounts due from debtors are measured at cost net of provisions for doubtful accounts.
The provisions are based on specific amounts due where realization is unlikely and on a general basis, calculated using historic collection experience.

3.8.

Inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is principally assigned by using weighted average cost formulas.

The Company writes down the cost of inventories to net realizable value by setting adequate provisions netted with the related inventory balance. The costs of inventories become unrecoverable if those inventories are damaged, become wholly or partially obsolete or if their selling price declines.

The current or planned promotions do not affect provisions for handset inventory.

3.9.

Leasing

The Company acquired its head-office premises under finance lease conditions and initially recognized assets and liabilities in the balance sheet at amounts equal to the present value of the minimum lease payments. In calculating the present value of the minimum lease payments the Company’s incremental borrowing rate was used.

The interest element of the leasing finance cost is charged to the income statement over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

The finance lease liability was initially measured at an amortized cost. After the bifurcation of embedded derivative (Index swaps – see Notes 3.14 and 23) it has two components: main liability measured at amortized costs and the indexing (embedded derivative) measured at fair value. See also “Property, plant and equipment held under capital lease” in Note 14, “Finance lease” in Note 19c.

3.10.

Borrowings

a.

Notes

The Company is full and unconditional guarantor of the Notes issued by its subsidiaries (see Note 19a). The Notes were recognized at fair value of consideration received less transaction costs plus call options initial value. They are amortized according to effective interest rates. Any difference between proceeds (net of transaction costs) and the redemption value including the initial value of options, if bifurcated, is recognized in the income statement over the period of the borrowings.

b.

Bank Credit Facility

Bank Credit Facility was initially recognized at the proceeds received and is subsequently recorded at costs plus accrued interest (see Note 19b). Transaction costs attributable to Bank Credit Facility are classified as intangible assets.

3.

Principal Accounting Policies (cont.)

3.11

Advertising expense

The Company charges the cost of advertising to expense as incurred.

3.12.

Deferred income tax

Deferred income tax is calculated using the balance sheet liability method. Under the balance sheet liability method the expected tax effects of temporary differences are determined using enacted tax rates and reported either as liabilities for taxes payable or assets representing the amounts of income taxes recoverable in future periods in respect of deductible temporary differences and the carry forward of unused tax losses and credits. Temporary differences are the differences between the carrying amount of an asset or a liability in the balance sheet and its taxable base.

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

3.13

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation,and a reliable estimate of the amount can be made.

3.14.

Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The Company recognizes derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

The Company designates certain derivatives as hedge of the fair value of a recognized asset or liability (fair value hedge) or hedge of a forecasted transactions (cash flow hedge) (see Note 5a). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

3.

Principal Accounting Policies (cont.)

3.14.

Derivatives (cont.)

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately.

A derivative financial asset (or its portion) is derecognised if the Company loses control of the contractual rights that comprise the derivative financial asset (or its portion). A derivative financial liability (or its part) is removed from its balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23.

3.15.

Measurement base for financial assets and liabilities

The fair value of derivatives held for trading is based on quoted market price at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

3.

Principal Accounting Policies (cont.)

3.15.

Measurement base for financial assets and liabilities (cont.)

The table below presents the measurement categorization of financial assets and liabilities

Category	Balance sheet item	Measurement

Financial assets
Held for trading	Cash and cash equivalents, Derivatives: forward contracts, Note options, Index swaps	Fair value Fair value model using market data
Held to maturity	Short-term investments	Amortized cost
Loans and receivables originated by the Company	Trade and other debtors	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

Financial liabilities
Held for trading	Forward contracts	Fair value model using market data
	Index swaps	Fair value model using market data
Non-trading liabilities	License liabilities	Amortized cost
	Construction payables	Original recorded cost
	Trade and other creditors	Original recorded cost
	Long-term Notes	Amortized cost
	Finance lease	Amortized cost
	Bank Credit Facilities	Costs plus accrued interest
	Overdrafts	Costs plus accrued interest
	Accruals	Original recorded cost
Hedging derivatives	Cross-currency interest rate swaps	Fair value model using market data

3.16.

Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

The Company set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and further interpretations (see Note 3.1).

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue.  The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred.

3.

Principal Accounting Policies (cont.)

3.16.

Revenue recognition (cont.)

The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:

Multi-element contract (handset, activation and telecommunication service)
	Separable	Non-separable
Accounting treatment	Activation represents up-front non-refundable fee. Handset is sold separately from the rest of the multi-element contract	Handset, activation and service are treated as multi-element contract that is non-separable.
Revenue recognition	Activation and handset revenue is recognized immediately.	Multiple Element Revenue: Activation and handset revenue is deferred over average expected life of the customer.
Cost recognition	Cost of the activation card and handset is recognized immediately.

Multiple Element Cost:

Cost of activation card and cost of handset equal to activation and handset revenue is deferred over average expected life of the customer.  The excess of the costs over revenues is immediately expensed.

Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

3.17.

Transactions in foreign currencies

Foreign currency transactions are translated into measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies using exchange rates prevailing at the end of the reporting period, are recorded in the income statement, except when capitalized to cost of qualifying assets.

The financial statements of the Company’s subsidiaries as being integral to the Company’s operations are translated using the same standards and procedures as if the transactions had been those of the Company itself.

Starting January 1, 2002 the Company changed foreign exchange rules used for measurement of assets and liabilities denominated in foreign currencies. The assets are translated using the bid foreign exchange rates and the liabilities are translated using the offer foreign exchange rates of the dominant bank serving the Company. The rules are not applied to the contracts denominated in foreign currencies containing specific clauses regarding translation.

The change was initiated by the changes in PAS due to amendments enacted in the Polish Accounting Act. The Company has decided to apply those more precise rules under IFRS.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

3.

Principal Accounting Policies (cont.)

3.18.

Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

3.19.

Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year. The reclassifications were not significant and did not affect the income statements.

3.20.

Capital

Additional paid-in capital is classified in the equity as the probability of its payback to the shareholders is low and depends on certain law and contractual restrictions.

4.

Events after the balance sheet date

On January 20, 2003 the Company has been informed that TP SA lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little (see also Note 2).

5.

Financial risk management

The Company’s treasury function is responsible for managing financial risk in accordance with the Company’s hedging policy. Principle exposures and methods used by the Company to mitigate those exposures are described below.

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

The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Supervisory Board based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the treasury function of the Company. On the other hand, the Management Board and the Supervisory Board must approve any actions taken to hedge transaction risk.

5.

Financial risk management (cont.)

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

The treasury function manages the foreign exchange exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (“Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (“Uncommitted Exposures”).

Hedge activities are undertaken on the basis of short- to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures by range of means agreed by the Management Board and the Supervisory Board on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing they are in compliance with hedging policy and constitute an integral part of annually accepted hedging strategies.

The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:

-

forward and non-delivery forward transactions (“NDF contracts/transactions”),

-

currency swaps,

-

cross-currency interest rate swaps (“CC swaps”),

-

foreign exchange options.

The Company hedges its long-term foreign exchange exposure arising from coupon payments on EUR and USD denominated Notes by concluding CC swaps (see Notes 3.14 and 23).

The Company hedges its medium-term foreign exchange exposure arising from possible repayments of a part of principal on EUR denominated Notes on the respective first call dates by concluding foreign exchange forward subordintated to Bank Credit Facilities (see Notes 19b and  23).

In respect of short-term hedging the Company entered into a series of foreign exchange forward and NDF contracts together with foreign exchange options to reduce volatility of current operating and financial cash flows resulting from foreign exchange rate fluctuations (see Note 23).

The Company applied hedge accounting to its long-term and medium-term activities and did not apply hedge accounting to short-term contracts.

5.

Financial risk management (cont.)

b.

 Interest rate risk

The Company is exposed to interest rate risk related to short- and long-term credit facilities. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The Company’s interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities outstanding as at December 31, 2002 based on fixed interest rate are as follows (see Note 19a):

-

the 10 ¾   Notes with a face value of USD 126,215,000

-

the 11 ¼   Notes with a face value of USD 150,000,000

-

the 11 ¼   Notes with a face value of EUR 282,750,000

-

the 10 ?   Notes with a face value of EUR 187,500,000

Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see
Note 19b). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months.  The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in relative increase of financing costs versus market yields. The Company has limited risk of such a scenario by series of prepayment options embedded into all Notes (“Note options”).

The Company’s interest rate exposure is managed by:

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

c.

Credit risk

Commercial credit risk

The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company’s trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base.

5.

Financial risk management (cont.)

c.

Credit risk (cont.)

Commercial credit risk (cont.)

The Company maintains provisions for potential credit losses and such losses in the aggregate, have not exceeded Management’s expectations. With the exception of TP SA, which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

The balance of receivables as at December 31, 2002, representing the total net commercial credit risk exposure as at this date, is presented in Note 12.

Financial credit risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

The balance of financial assets, short-term investments and other financial assets as at December 31, 2002, representing the total financial credit exposure, is presented in Notes 11 and 16.

6.

Net sales

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Service revenues and fees	4,753,445	4,123,555	3,460,579
Sales of telephones and accessories	176,379	221,341	224,144
	-------------------	-------------------	--------------------
	4,929,824	4,344,896	3,684,723
	===========	===========	============

The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland). The main sources of the Company’s revenue are airtime tariffs, consisting primarily of monthly service fees (from incoming and outgoing calls), and charges for calls that originate or terminate in the Company’s network, and calls placed by the Company’s subscribers on foreign networks (“roaming calls”).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

7.

Costs and expenses

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Cost of sales:
Cost of services sold	2,018,636	1,778,687	1,383,893
Cost of sales of telephones and accessories	970,557	948,750	902,533
	------------------	-----------------	------------------
	2,989,193	2,727,437	2,286,426

Operating expenses:
Selling and distribution costs	545,404	585,463	576,318
Administration and other operating costs	244,711	199,966	189,698
	------------------	----------------	-----------------
	790,115	785,429	766,016
	-------------------	-------------------	-------------------
	3,779,308	3,512,866	3,052,442
	===========	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 147,133, PLN 129,053 and PLN 102,868 for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively.

The following costs and expenses were included in cost of sales:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services	1,083,417	869,995	895,452
Merchandise sold	969,642	949,805	815,227
Depreciation and amortization	822,993	790,796	476,011
Staff costs	80,626	81,315	71,091
Other	32,515	35,526	28,645
	-------------------	-------------------	-------------------
	2,989,193	2,727,437	2,286,426
	===========	===========	===========

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

7.

Costs and expenses (cont.)

The following costs and expenses were included in selling and distribution costs:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services including advertising costs	252,651	292,367	259,124
Staff costs	183,887	158,700	127,043
Depreciation and amortization	58,441	40,213	22,491
Other including bad debt expense	50,425	94,183	167,660
	----------------	----------------	---------------
	545,404	585,463	576,318

The following costs and expenses were included in administration costs:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

External services	103,437	87,100	80,076
Staff costs	84,031	77,904	70,366
Depreciation and amortization	28,549	19,563	21,203
Other	28,694	15,399	18,053
	----------------	----------------	----------------
	244,711	199,966	189,698
	=========	==========	=========

8.

Interest and other financial income

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Gains on valuation of derivatives (see Note 23)	130,081	81,944	-
Foreign exchange gains	119,191	207,911	185,195
Interest income	17,182	26,761	41,930
	---------------	---------------	---------------
	266,454	316,616	227,125
	=========	=========	=========

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

9.

Interest and other financial expenses

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Interest expense	446,673	496,300	543,510
Foreign exchange losses	344,551	54,020	105,271
Losses on valuation of derivatives (see Note 23)	50,115	144,226	67,884
Other financial expenses	6,793	-	-
	---------------	---------------	----------------
	848,132	694,546	716,665
	=========	=========	=========

10.

Taxation

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Polish current tax benefit	402	-	802
Polish deferred tax charge	(220,744)	(25,460)	(33,186)
Foreign current tax charge	(2,020)	(1,419)	(970)
	-----------------	----------------	----------------
Tax charge	(222,362)	(26,879)	(33,354)
	==========	=========	=========

Tax loss carry forwards available as at December 31, 2002 amounted to PLN 513,552. The loss can be offset against taxable income, during the next four fiscal years after December 31, 2002 but no more than 50 percent of one year’s tax loss carried forward.

According to the Polish tax regulations, the tax rates in effect in 2002 and 2001 were 28% for both years and 30% for year 2000. The tax rate for 2003 and following years is to be 27% (see Note 2).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

10.

Taxation (cont.)

The reconciliation between tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates is as follows:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Profit before taxation	568,838	454,100	142,741

Tax rate	28%	28%	30%
	-----------------	-----------------	-----------------
Tax charge using statutory rate	(159,274)	(127,148)	(42,822)

Non-taxable differences	(15,649)	12,309	(19,256)

Change in temporary differences for which realization is not probable	10,871	32,653	(712)

Effect of different tax rates and rules in foreign entities	803	1,881	4,685

Change in tax rates	(68,184)	51,803	23,343

Refiling of previous years’ tax return	402	-	802

Adjustments to deferred taxes	8,669	1,623	606

	-----------------	---------------	----------------
Tax charge	(222,362)	(26,879)	(33,354)
	==========	=========	=========

The deferred tax income credited to equity after reclassification a part related to CC swaps to the income statement was PLN 4,703 in 2002 and PLN 27,346 in 2001.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

10.

Taxation (cont.)

	Year ended December 31, 2002	Year ended December 31, 2001

Deferred tax assets in Poland:
Tax loss carry forward	138,659	227,661
Bad debt provision	71,524	82,807
Accrued interest	37,729	49,864
Unrealized foreign exchange loss, net	1,661	-
Accrued expenses	51,040	52,672
Financial instruments, net	27,449	46,530
Inventory provision	9,094	7,398
Accrued advertising	5,677	7,847
	----------------	---------------
	342,833	474,779

Temporary differences for which realization is not probable (“valuation allowance”)	(46,568)	(54,585)
	---------------	--------------
	296,265	420,194
Deferred tax liabilities in Poland:
Book versus tax basis of GSM /UMTS licenses	(498,295)	(386,037)
Book versus tax basis of fixed assets	(66,141)	(62,794)
Unrealized foreign exchange gain, net	-	(23,484)
	----------------	----------------
Net deferred tax liability	(268,171)	(52,121)
	==========	=========

The amounts of valuation allowance as at December 31, 2002 and December 31, 2001 consist primarily of the bad debt provision for which tax deductibility is yet uncertain.

11.

Short-term investment and other financial assets

	As at December 31, 2002	As at December 31, 2001

Trade contract derivatives	8,445	6,822
Index swaps	3,698	-
Treasury Bills	-	91,456
	---------------	---------------
	12,143	98,278
	=========	=========

Trade contract derivatives represent short-term portion of the derivatives separated from trade contracts (see also Notes 3.14 and 16).

Index swaps represent short-term portion of the derivatives bifurcated from Finance lease (see Notes 3.9, 3.14, 19c and 23).

The Treasury Bills represented short-term portion of US Treasury and German Treasury Bills which were a part of an escrow fund established to secure payment of interest on
11 ¼% Notes till June 1, 2002.

12.

Debtors and prepayments

	As at December 31, 2002	As at December 31, 2001

Trade debtors and accrued revenue	710,130	671,621
Prepaid expenses	18,412	19,541
Other debtors	10,427	19,078
Amounts due from State Treasury	2,213	11,908
Accounts receivable from shareholders	1,332	614
	-----------------	-----------------
	742,514	722,762
Provision for doubtful debtors	(121,765)	(183,940)
	-----------------	-----------------
	620,749	538,822
	==========	==========

Movements of the provision for doubtful debtors is as follow:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000

Opening balance	(183,940)	(221,821)	(166,834)
Increase	(86,333)	(138,842)	(170,748)
Write off	91,399	105,507	91,637
Release	57,109	71,216	24,123
	------------------	-------------------	-------------------
Closing balance	(121,765)	(183,940)	(221,821)
	===========	===========	===========

13.

Inventory

	As at December 31, 2002	As at December 31, 2001

Telephones	172,948	117,653
Network spare parts and accessories	95,353	75,884
	----------------	----------------
	268,301	193,537
Inventory provision	(33,756)	(26,423)
	---------------	---------------
	234,545	167,114
	=========	=========

14.

Property, plant and equipment

	As at December 31, 2002	As at December 31, 2001

Land and buildings	224,546	186,473
Plant and equipment	2,544,135	2,821,953
Motor vehicles	17,343	18,800
Other fixed assets	537,254	548,470
Construction in progress	115,408	208,114
	------------------	------------------
	3,438,686	3,783,810
	===========	===========

During the year ended December 31, 2002 the Company capitalized PLN 5,459 of foreign exchange losses, PLN 10,127 of interest expense and PLN 504 of hedging expense and during the year ended December 31, 2001 the Company capitalized PLN 6,817 of foreign exchange gains, PLN 15,116 of interest expense and PLN 187 of hedging expense.

The effective capitalization rate used to determine borrowing costs to be capitalized was 19.0% in 2002 and 8.5% in 2001.

The movement in each year was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

(b) Cost
As at January 1, 2001	200,062	3,293,697	28,727	468,801	201,122	4,192,409
Additions	35	-	-	8,881	912,561	921,477
Transfers	-	709,370	13,698	164,274	(887,342)	-
Disposals	-	(7,450)	(7,204)	(10,930)	(18,227)	(43,811)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at December 31, 2001	200,097	3,995,617	35,221	631,026	208,114	5,070,075
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at January 1, 2001	8,690	605,029	16,271	48,328	-	678,318
Charge	4,934	571,670	7,076	44,510	-	628,190
Transfer	-	1,108	5	(1,113)	-	-
Disposals	-	(4,143)	(6,931)	(9,169)	-	(20,243)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at December 31, 2001	13,624	1,173,664	16,421	82,556	-	1,286,265
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2001	186,473	2,821,953	18,800	548,470	208,114	3,783,810
	=========	==========	========	========	=========	==========

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

14.

Property, plant and equipment (cont.)

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

(c) Cost
As at January 1, 2002	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	116	-	-	5,949	353,082	359,147
Transfers	46,492	325,242	7,412	61,973	(440,755)	364
Disposals	-	(82,363)	(4,683)	(2,677)	(5,033)	(94,756)
	---------------	----------------	--------------	--------------	----------------	-----------------
As at December 31, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830
	---------------	----------------	--------------	--------------	---------------	-----------------
(d) Depreciation
As at January 1, 2002	13,624	1,173,664	16,421	82,556	-	1,286,265
Charge	5,989	582,906	8,528	78,523	-	675,946
Transfer	2,546	(3,016)	-	527	-	57
Disposals	-	(59,193)	(4,342)	(2,589)	-	(66,124)
	----------------	----------------	----------------	----------------	-----------------	------------------
As at December 31, 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
	----------------	----------------	----------------	----------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	=========	==========	==========	==========

During year 2002 the Company performed a count of all network fixed assets. The final results of the count showed a surplus of PLN 1.9 million and a shortage of PLN 2.3 million (presented net as decrease of other cost of sales).

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

As at 1.1.2 December 31, 2002	As at 1.1.3 December 31, 2001

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(18,848)	(338)	-	(13,903)	(240)
	----------	--------------	-----------	----------	-------------	----------
Net	6,293	178,958	652	6,293	183,903	750
	======	========	======	======	========	======

As at January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at December 31, 2002 gross value and accumulated depreciation of the improvements amounted to PLN 41,430 and PLN 3,069, respectively.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

15.

Intangible fixed assets

	As at December 31, 2002	As at December 31, 2001

GSM and UMTS licenses	2,335,836	2,143,111
Computer and network software	287,323	240,402
Trademark	118	132
Transaction costs	27,853	29,165
	-------------------	-------------------
	2,651,130	2,412,810
	===========	===========

During the year ended December 31, 2002 the Company capitalized to intangible fixed assets PLN 104,142 of foreign exchange losses, PLN 160,316 of interest expense and PLN 5,394 of hedging expenses and during the year ended December 31, 2001 the Company capitalized to intangible fixed assets PLN 101,873 of foreign exchange gains, PLN 153,808 of interest expense and PLN 1,428 of hedging expenses.

The effective annual capitalization rate for the whole period of capitalization from 2000 for external borrowing (i.e. excluding interest and foreign exchange rates from revaluation of UMTS license liability) was 15.8%.

The Company has no intangible assets generated internally.

The movement in each year was as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

(a) Cost
As at January 1, 2001	2,395,499	253,297	206	-	2,649,002
IAS 39 adjustments	-	-	-	16,553	16,553
	----------------	----------------	------------------	------------------	--------------------
As at January 1, 2001	2,395,499	253,297	206	16,553	2,665,555
Additions	-	222,168	-	34,254	256,422
Disposals	-	(6,524)	-	(15,670)	(22,194)
Capitalization of borrowing costs	53,363	-	-	-	53,363
	-----------------	----------------	------------------	-----------------	-------------------
As at December 31, 2001	2,448,862	468,941	206	35,137	2,953,146
	-----------------	----------------	------------------	-----------------	------------------
(b) Amortization
As at January 1, 2001	228,624	106,147	60	-	334,831
IAS 39 adjustments	-	-	-	5,217	5,217
	-----------------	-----------------	------------------	-----------------	-------------------
As at January 1, 2001	228,624	106,147	60	5,217	340,048
Charge	77,127	128,816	14	16,425	222,382
Disposals	-	(6,424)	-	(15,670)	(22,094)
	----------------	-----------------	------------------	-----------------	-------------------
As at December 31, 2001	305,751	228,539	74	5,972	540,336
	-----------------	----------------	------------------	-----------------	------------------
Net book value as at December 31, 2001	2,143,111	240,402	132	29,165	2,412,810
	==========	==========	==========	==========	==========

15.

Intangible fixed assets (cont.)

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

(c) Cost
As at January 1, 2002	2,448,862	468,941	206	35,137	2,953,146
Additions	-	197,480	-	7,913	205,393
Transfers	-	(364)	-	-	(364)
Disposals	-	(36,100)	-	-	(36,100)
Capitalization of borrowing costs	269,852	-	-	-	269,852
	-----------------	----------------	----------------	----------------	-----------------
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at January 1, 2002	305,751	228,539	74	5,972	540,336
Charge	77,127	150,157	14	6,739	234,037
Transfers	-	(57)	-	-	(57)
Disposals	-	(36,005)	-	-	(36,005)
Other	-	-	-	2,486	2,486
	----------------	----------------	-----------------	----------------	------------------
As at December 31, 2002	382,878	342,634	88	15,197	740,797
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	===========

Licenses

The balance of GSM and UMTS licenses consists of GSM 900, GSM 1800, UMTS and Lease line licenses acquired by the Company from the Polish State, represented by the Minister of Communications.

The GSM 900 license was acquired on February 23, 1996 and issued for a term of 15 years and allows the Company to apply for an extension for an agreed period one year prior to its expiration date together with a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the ETSI/GSM 900 MHz band. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 218 million, which was fully paid by December 31, 2001.

The GSM 900 license is subject to a number of commercial and technical conditions. While Polish law provides that the license may be revoked or limited in the event that the Company fails to meet any of these conditions, the Company believes that it is currently in compliance with all of the GSM 900 license conditions.

The GSM 1800 license was acquired on August 11, 1999 and has been in use since
March 1, 2000. The Company was required to pay the Polish government a fee equal to the PLN equivalent of EUR 100 million, which was fully paid till December 31, 2002.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

15.

Intangible fixed assets (cont.)

Licenses (cont.)

Similar to the GSM 900 license, the GSM 1800 license requires that the Company meets certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that the Company attains geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. The Company has already exceeded this level of coverage and complies with the dropped call rate criteria.

On September 29, 2000 the Minister of Communications granted the Company a license to lease the telecommunication lines in the Company’s network, including a permit to install and utilize telecommunication equipment and network (“the Lease Lines License”). The Lease Line License is valid for 15 years from the date when it was delivered to the Company and has been valued at the nominal value as the license fee was paid in a single installment.

On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard in the 2 GHz band, including a permit to install and utilize telecommunication equipment and network, and allocation of frequencies in the 2 GHz band (“the UMTS license”). The UMTS license is valid for 22 years from the date of acquisition. The Company is required to pay to the Polish government a fee equal to the PLN equivalent of EUR 650 million, which is payable in 22 installments. For further disclosure of liability balance see Note 19d.

The UMTS license requires the Company to attain 20% population coverage by the end of 2005 and 40% population coverage by the end of 2008 (see Note 2).

The above-described GSM 900 license, GSM 1800 license, UMTS license and the Lease Lines licenses are not transferable assets.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

16.

Financial assets

	As at December 31, 2002	As at December 31, 2001

Note options	127,029	82,860
Trade contract derivatives	38,207	23,125
Forward contracts	5,638	-
CC swaps	414	-
	----------------	----------------
	171,288	105,985
	=========	=========

Note options are prepayment options separated from the Notes. The increase in the balance compared to December 31, 2001 was mainly caused by an increase of Note market price (see also Notes 3.14 and 23).

Trade contract derivatives are separated from trade contracts denominated or linked to currency, which (i) is not the currency of the primary economic environment in which any substantial party to contract operates or (ii) is not a currency in which the price of the related good or service is routinely denominated in international commerce.

17.

Deferred costs and Other long-term assets

	As at December 31, 2002	As at December 31, 2001

Multiple-element transaction costs	76,011	69,523
Other	4,939	-
	---------------	---------------
	80,950	69,523

Other long-term assets	1,141	4,600
	---------------	---------------
	82,091	74,123
	=========	=========

Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3.16).

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

18.

Current liabilities

	As at December 31, 2002	As at December 31, 2001 (reclassified)

Accounts payable
Trade creditors	154,808	143,884
Construction payables	125,728	139,817
Accounts payable to shareholders	4,741	2,920
	-----------------	-----------------
	285,277	286,621

Amounts due to State Treasury	57,756	46,184

(i) Interest-bearing liabilities
Interest accrued on Notes	76,483	47,428
Interest accrued on Bank Credit Facilities	26,557	60,729
Finance lease payable (see Note 19c)	18,070	21,802
Overdraft facilities	12	-
GSM and UMTS licenses liability (see Note 19d)	-	55,747
Index swaps (see Notes 3.9, 3.14, 19c and 23)	-	4,723
	-----------------	-----------------
	121,122	190,429

Accruals (see Note 20)	185,569	123,686

(ii) Deferred income and other liabilities
Deferred income	153,100	123,005
CC swaps (see Notes 3.14 and 23)	43,051	5,909
Forward contracts (see Notes 3.14 and 23)	22,258	88,473
Social fund	3,603	2,920
Deposits from subscribers	1,969	3,815
Payroll	377	138
	-----------------	-----------------
	224,358	224,260
	-----------------	-----------------
	874,082	871,180
	==========	==========

The social fund is an employer’s obligation based on a government mandated calculation based on number of employees and the monthly minimum wage in Poland. The amounts calculated under this formula must be used for the benefits of the employees.

19.

Long-term liabilities

	As at December 31, 2002	As at December 31, 2001

Interest-bearing liabilities
Long-term Notes	2,950,039	3,258,680
Bank Credit Facilities	990,217	1,288,594
GSM and UMTS licenses liability	438,550	342,692
Finance lease payable	164,045	174,112
Index swaps (see Notes 3.9, 3.14, 19c and 23)	40,514	19,855
	--------------------	---------------------
	4,583,365	5,083,933

Non-interest-bearing liabilities
CC swaps (see Notes 3.14 and 23)	89,148	124,299
Multiple-element transaction revenue	76,011	69,523
	-------------------	--------------------
	165,159	193,822

Deferred tax liability (see Note 10)	268,171	52,121

Provisions for liabilities and charges (see Note 20)	21,740	20,652
	--------------------	--------------------
	5,038,435	5,350,528
	============	============

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

19.

Long-term liabilities (cont.)

a.

Notes

The Company is full and unconditional guarantor of the following Notes issued by its subsidiaries. The net proceeds from the Notes were loaned to the Company.

	10 ¾% Notes	11 ¼% Notes	11 ¼% Notes	10 ?% Notes

Issuance date	July 1, 1997	November 23, 1999	November 23, 1999	May 8, 2001

Issuer	PTC International Finance B.V.	PTC International Finance II S.A.	PTC International Finance II S.A.	PTC International Finance II S.A.

Nominal value	USD 126* million	EUR 283** million	USD 150 million	EUR 188 *** million

Coupon	10 ¾	11 ¼	11 ¼	10 ?

Interest payment	on each July 1 and January 1 from 2003	on each June 1 and December 1	on each June 1 and December 1	on each January 31 and July 31

Maturity date	July 1, 2007	December 1, 2009	December 1, 2009	May 1, 2008

Registered	in the United States (SEC)	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange	in the United States (SEC); Luxembourg Stock Exchange

Market price as at December 31, 2002 (% of nominal value)	105.00	106.00	107.00	105.00

Carrying amount as at December 31, 2002 (including interest)	517,385	1,145,862	575,586	787,689

*   On August 20, 2002 the Company called 50.15% of 10 ¾% Notes of a principal amount of USD 126,988 thousand of its aggregated USD 253,203 thousand. The redemption price was 105.375% plus accrued interest. The holders of redeemed bonds were chosen by random selection.

**  In August 2002 the Company repurchased on the market 5.75% of the total principal amount of the 11 ¼% Notes of EUR 17,250 thousand. The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange.
The amount of EUR 282,750 thousand of the 11 ¼% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

*** In August 2002 the Company repurchased on the market the principal amount of
EUR 12,500 thousand of the 10 ?% Notes (6.25% of the total principal amount).
The principal amount of the repurchased Notes has been delisted from the Luxembourg Stock Exchange. The amount of EUR 187,500 thousand of the 10 ?% Notes remain outstanding as at December 31, 2002 and continue to be listed on the Luxembourg Stock Exchange.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

19.

Long-term liabilities (cont.)

a.

Notes (cont.)

The total financial cost related to partial redemption of the 10 ¾% Notes and open market buy backs of EUR 11 ¼% Notes  and 10 ?% Notes amounted to PLN 33,679. At the same time the Company expensed the proportional parts of embedded derivatives to the respective Note call options in the amount of PLN 8,102.

The Company has right to the following call options embedded in the respective Notes:

	10 ¾% Notes	11 ¼% Notes	10 ?% Notes

Period 1

Date	July 1, 2002 – July 1, 2007	December 1, 2004 – December 1, 2009	May 1, 2005 – May 1, 2008

Redemption amount	in whole or in part	in whole or in part	in whole or in part

Redemption price range	105.375% – 100.00% of nominal value	105.625% – 100.00% of nominal value	105.438% – 100.00% of nominal value

Period 2

Date	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in 2000.	The Period 2 Issuer Call Option has not been exercised by the Issuer and expired in the last quarter of 2002.	May 8, 2001 – May 1, 2004

Redemption amount			any amount up to 35% of the outstanding principal amount

Redemption price range			110.875% of nominal value

Fair value of the Notes call options is presented in Note 23.

The Notes have also the put options, which may be exercised (in any part) at 101% of nominal value by the Noteholders if a change of control event occurs.Change of control events are when : (1) if any person of group becomes the beneficial owner of 50% or more of the total voting power except for Permitted Holders and as a consequence at least two notches decline in the rating of the Notes or the rating withdrawal, (2) substantially all the assets of the Company are sold or (3) certain changes in Supervisory Board.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

19.

Long-term liabilities (cont.)

b.

Bank Credit Facilities

On February 20, 2001 the Company signed the two loan facility agreements (“Main Bank Facility Agreement” amounting to EUR 550 million and “Supplemental Bank Facility Agreement” amounting to EUR 150 million (extended from EUR 100 million on September 21, 2001) – together “Bank Credit Facilities”) with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank for Reconstruction and Development.

As at December 31, 2002 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 990 million, which consisted in full of the domestic tranche (equivalent of EUR 257.5 million at the drawndown foreign exchange rate).

The main terms of the Main Bank Facility Agreement are as follows:

Facilities limits

equivalent of EUR 550 million available under two tranches: foreign exchange tranche amounting to EUR 292.5 million and domestic tranche of EUR 257.5 million available in PLN

Interests

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

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

LIBOR, EURIBOR, WIBOR plus negotiated margins

Collateral

pledge on the Company’s assets and rights except for future real estates, the escrow fund for Notes and leased assets

Repayment date

reduction in facility limit starting from September 30, 2005 to March 31, 2007.

As at December 31, 2002 the Supplemental Bank Facility was not drawn.

In addition under Bank Credit Facilities the Company is obliged to satisfy as at December 31, 2002 the following covenants:

-

Senior Debt to EBITDA* at the level below 4.0:1.0

-

EBITDA to Interest Expense on Senior Debt at the level not less than 3.0:1.0

-

EBITDA to Interest Expense on Total Debt at the level not less than 2.0:1.0

*EBITDA is an operating profit increased by the amortization and depreciation expenses.

As at the balance sheet date the Company met these covenants with comfortable margin.

19.

Long-term liabilities (cont.)

c.

Finance lease

On March 25, 1997 the Company entered into a finance lease agreement relating to its new headquarters building and underlying land (“Finance lease”). The headquarters lease obligation is denominated in USD and payable in PLN. The term of the lease is 15 years and the Company has a right to acquire the leased asset at the end of the lease not sooner than on April 30, 2013 and not later than by the July 31, 2013 (the value of the purchase option calculated as the leased space multiplied by the price per square meter amounts to USD 11,825).

The minimum lease payments have been discounted at 11.338% (first building leased in second half of 1998) and at 11.174% (second building leased in July 1999), which approximated the Company’s borrowing rate for USD as at the date of acquisition of the leased assets.

The timing and values of lease payments are presented below.

The future value payments under finance leases as at December 31, 2002 include future indexing of minimal lease payments.

As at December 31, 2002
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	30,956	16,584	14,372	18,070	(3,698)
Later than 1 year and not later than 5 years	133,388	84,177	49,211	54,335	(5,124)
Later than 5 years	253,828	98,480	155,348	109,710	45,638
	----------------	-----------------	----------------	-----------------	---------------
	418,172	199,241	218,931	182,115	36,816
	=========	==========	=========	==========	=========

As at December 31, 2001
	Future Value	Interest	Discounted with index swaps	Discounted	Index swaps

Not later than 1 year	31,208	4,683	26,525	21,802	4,723
Later than 1 year and not later than 5 years	134,480	64,481	69,999	61,394	8,605
Later than 5 years	299,760	175,792	123,968	112,718	11,250
	----------------	-----------------	-----------------	-----------------	-----------------
	465,448	244,956	220,492	195,914	24,578
	=========	==========	=========	==========	==========

19.

Long-term liabilities (cont.)

d.

License fee payables

The fees for the Company’s GSM 900, GSM 1800 and UMTS licenses were denominated in EUR and payable in installments. These deferred payments have been discounted at 6.78% (the GSM 900 license), at 9.52% (the GSM 1800 license) and at 12.06% for short-term and 12.11% for long-term installments (the UMTS license), which approximated the Company’s borrowing rate for EUR as at the date of acquisition of the licenses. As at December 31, 2002 the fair value of the UMTS license liability amounted to PLN 442 million. The fair value was calculated as discounted future payments at current market interest rates. As at that date there was no GSM 900 or GSM 1800 license liability outstanding.

The maturity of license fee payable as at December 31, 2002 was as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Between 2 and 5 years	45,000	29,477	118,502
Over 5 years	345,000	79,610	320,048
	----------------	----------------	----------------
	390,000	109,087	438,550
	=========	=========	=========

The maturity of license fees payable as at December 31, 2001 were as follow:

	EUR’000 nominal	EUR’000 discounted	PLN’000 discounted

Not later than 1 year (see Note 18)	16,716	15,829	55,747
Later than 1 year and not later than 5 years	30,000	18,509	65,187
Later than 5 years	360,000	78,794	277,505
	----------------	----------------	----------------
	406,716	113,132	398,439
	=========	=========	=========

20.

Accruals and Provisions for liabilities and charges

	As at December 31, 2002	As at December 31, 2001

(iii) Accruals	185,569	123,686

Provisions for liabilities and charges
Provision for loyalty program
Opening balance	20,652	12,908
Increase	13,498	15,144
Decrease	(12,410)	(7,400)
	----------------	----------------
Closing balance	21,740	20,652
	=========	=========

The balance of accruals includes mainly operating costs not invoiced and employee bonuses.

21.

Capital

	As at December 31, 2002	As at December 31, 2001

Allotted, called-up and fully paid:
471,000 ordinary shares of PLN 1,000 each	471,000	471,000
Additional paid-in capital	409,754	409,754
	----------------	----------------
	880,754	880,754
	==========	==========

22.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

As at and for the year ended December 31, 2002	As at and for the year ended December 31, 2001	As at and for the year ended December 31, 2000 (restated)

Elektrim S.A.

Inter-company receivables	-	93	132
Inter-company payables and accruals	25	23	224
Inter-company sales	310	741	839
Inter-company purchases	242	272	1,990

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company payables and accruals	368	-	-
Inter-company sales	161	38	-
Inter-company purchases	2,039	-	-

T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)

Inter-company receivables	1,332	521	1,063
Inter-company payables and accruals	6,447	2,897	1,524
Inter-company sales	23,809	24,365	19,670
Inter-company purchases	24,866	22,128	22,246

MediaOne International B.V. (“MediaOne”)

Inter-company purchases	-	278	7,834

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

23.

Derivative financial instruments

Type of derivative	Forward and option contracts	Note options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at January 1, 2002 asset/(liability)	(88,473)	82,860	(130,208)	(24,578)	29,947	(130,452)
Cash paid/(received) on realization	19,981	-	24,224	(4,565)	(6,667)	32,973
Changes in the fair value together with realization reported in the income statement	51,872	44,169	(31,404)	(7,673)	23,372	80,336
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	5,603	-	-	5,603
	--------------	-------------	--------------	--------------	--------------	--------------
Balance as at December 31, 2002 asset/(liability)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)
	========	========	========	========	========	========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Maturity of forward contracts is as follow:

	Currency	Notional value in currency	Carrying value asset/(liability)

Within 1 year	EUR	240 million	(22,258)
Between 1 and 2 years	EUR	80 million	2,898
Between 2 and 5 years	EUR	60 million	2,740
			----------------
			(16,620)
			=========

CC swaps are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

(iv) Issuance date	Notional in currency	(v) Notional in PLN	PTC pays	(vi) PTC receives	(vii) Maturity date

April 4, 2001	EUR 60 million	217,140	PLN 15.20%	EUR 11 ¼%	December 1, 2007

May 21, 2001	EUR 90 million	314,640	PLN 15.26%	EUR 11 ¼%	December 1, 2007

May 23, 2001	EUR 100 million	344,890	PLN 13.96%	EUR 10 ?%	May 1, 2007

June 1, 2001	USD 75 million	298,837	PLN 14.79%	USD 11 ¼%	December 1, 2007

June 11, 2001	USD 125 million	496,438	PLN 13.52%	USD 10 ¾%	July 1, 2005

December 10, 2001	EUR 50 million	181,700	PLN 12.69%	EUR 10 ?%	May 1, 2007

December 10, 2001	EUR 75 million	271,650	PLN 13.56%	EUR 11 ¼%	December 1, 2007

The timing of cash flows related to CC swaps is the same as for Notes interest obligation.

24.

Financial commitments

a.

Operating leases (not included in liabilities)

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000

Not later than 1 year	112,563	118,654	101,280
Later than 1 year and not later than 5 years	354,935	361,141	303,480
Later than 5 years	210,353	257,698	213,054
	-------------------	-------------------	-------------------
	677,851	737,493	617,814
	===========	===========	===========

Unlimited agreements (yearly)	20,884	22,610	19,443

Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

b.

Capital equipment commitments (not included in liabilities)

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Authorized and contracted	166,982	393,841	970,532
Authorized and not contracted	574,057	709,780	1,487,877
	------------------	-------------------	---------------------
	741,039	1,103,621	2,458,409
	==========	===========	============

25.

Dividend restriction

The Company's statutory financial statements are prepared in accordance with Polish accounting regulations.  Dividends may only be distributed from the net profit reported in the unconsolidated Polish annual statutory financial statements.

As at the day of authorization of these consolidated financial statements the Company’s Shareholders’ Meeting has not made a decision of a distribution of profits.

Dividend distribution is restricted mainly by Notes Agreements that require the Company to have Debt to Adjusted Consolidated Net Worth ratio at the level below 2.0:1.0, which is not satisfying at the moment.

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

26.

Supplementary cash flow information

Cash and cash equivalents consist of cash on hand, balances deposited with banks and short-term, highly liquid investments.

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Balances deposited with banks:
Current accounts	13,127	10,416	14,669
Term deposits with original maturity of less than 90 days	40,482	25,609	14,033
Social fund cash	620	301	602
Cash on hand	183	185	161
	-----------------	-----------------	-------------------
	54,412	36,511	29,465
	==========	==========	===========

As at December 31, 2002 the Company revalued cash on hand and balances deposited with banks denominated in foreign currencies. The net result of the revaluation was PLN 12 of foreign exchange losses, which were reported under interest and other financial expenses.

Non-cash transactions	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

UMTS license acquisition	-	-	1,279,147
Transfer of Shareholders’ Loan to capital	-	-	392,927

27.

Employment

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Headcount at the year end	3,702	3,684	3,132

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

28.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at December 31, 2002 and 2001, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

As at December 31, 2002	As at December 31, 2001
million PLN	million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

(viii) Financial Assets
Cash and cash equivalents	54	54	37	37
Short-term investments and other financial assets	12	12	98	99
Debtors and accrued revenue	600	600	507	507
Financial assets (long-term)	171	171	106	106

(ix) Financial Liabilities
Current liabilities and accruals	645	645	680	680
Long-term liabilities	4,531	4,758	5,055	5,073

Debtors and accrued revenue, current liabilities and accruals

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

The carrying amounts of forward foreign exchange contracts are based on quoted market forward rates as at the year-end balance sheet dates.

Cash and cash equivalents, short-term investments and financial assets (long-term)

The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term investments is based on quoted market values.

Long-term liabilities

The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

29.

Differences between IFRS and US GAAP

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net income under IFRS	346,476	427,221	109,387

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(109,601)	107,075	4,176
(b) Depreciation and amortization of foreign exchange differences	9,528	9,268	9,188
(c) Revenue recognition (SAB 101)	(45)	1,151	(1,589)
(d) SFAS 133/IAS 39	(62,217)	(28,072)	-
(f) Deferred tax on above	25,821	(8,367)	445
	-----------------	-----------------	-----------------
Net income under US GAAP before cumulative effect on accounting changes	209,962	508,276	121,607

Accounting changes adjustments:

(d) SFAS 133/IAS 39 implementation	-	(35,158)	-
(e) Transaction costs	-	7,220	-
(f) Deferred tax on above	-	6,470	-
	-----------------	----------------	----------------
Net income under US GAAP	209,962	486,808	121,607
	==========	==========	=========

Reconciliation of comprehensive income:

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000 (restated)

Net income under US GAAP	209,962	486,808	121,607

Other comprehensive gain/(loss) (Hedge Reserve)	4,408	(96,955)	-
	------------------	------------------	------------------
Total comprehensive income under US GAAP	214,370	389,853	121,607
	==========	==========	==========

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

29.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000 (restated)

Consolidated shareholders’ equity under IFRS	1,352,527	995,745	686,947

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(101,590)	8,011	(99,064)
(b) Depreciation and amortization on above	41,761	32,233	22,965
(c) Revenue recognition (SAB 101)	(483)	(438)	(1,589)
(d) SFAS 133/IAS 39	(90,289)	(56,869)	-
(f) Deferred tax on above	17,899	(1,299)	445
(h) Hedge reserve	(5,898)	-	-
	--------------------	----------------	----------------
Consolidated shareholders’ equity under US GAAP before cumulative effect on accounting changes	1,213,927	977,383	609,704

Accounting changes adjustments:

(d) SFAS 133/IAS 39 implementation	-	28,797	-
(e) Deferred tax on above	-	(6,623)	-
	--------------------	------------------	-----------------
Consolidated shareholders’ equity under US GAAP	1,213,927	999,557	609,704
	============	==========	==========

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

For property, plant and equipment under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 14). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 15).

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company’s consolidated financial statements are expensed under US GAAP.

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

29.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101)

As described in Note 3.1 the Company applied under IFRS certain principles of SAB 101 retrospectively.

Under US GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees are recognized immediately.

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts for as  derivatives under IAS 39, while they are not recognized for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders’ equity.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities.   Under US GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001, PLN 83,645 as at December 31, 2001 and PLN 71,258 as at December 31, 2002.

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

29.       Differences between IFRS and US GAAP (cont.)

f.

Deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at December 31, 2002 the Company recognized PLN 234,320 of net current deferred tax asset (PLN 210,978 as at December 31, 2001 and PLN 47,574 as at December 31, 2000) and PLN 484,592 of net long-term deferred tax liability (PLN 271,021 as at December 31, 2001 and PLN 107,637 as at December 31, 2000).

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments different compared to corporate income tax rates for the periods.

g.

Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

h.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

i.

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

143 > 1 "- 143 -"- 143 -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

for the years ended December 31, 2002, December 31, 2001 and December 31, 2000

(in thousands of PLN)

29.

Differences between IFRS and US GAAP (cont.)

j.

New accounting standards

The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company’s consolidated financial statements.

The Company plans to implement Statements No. 143, Accounting for Asset Retirement Obligations (effective for fiscal years beginning after June 15, 2002), No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (effective for fiscal years beginning after May 15, 2002), No. 146, Accounting for Costs Associated with Exit or Disposal Activities (effective for exit and disposal activities initiated after December 31, 2002) and EITF 00-21 Accounting for Revenue Arrangements with Multiple Deliverables from January 1, 2003.

The Company has finished preparation for SFAS 143 introduction and assesses the impact of this new standard as immaterial to its financial statements. As at the time of authorization of the underlying financial statements potential effects of the introduction of EITF 00-21 has been under the Company’s investigation.

Footnotes

1 During 2000, we adopted the revenue recognition principles of Staff Accounting Bulletin No. 101 "Revenue Recognition" or "SAB 101", issued by the Securities and Exchange Commission.  Accordingly, in 2000 we instituted accounting procedures that are consistent with SAB 101.  For the years ended prior to December 31, 1998 our internal accounting procedures were not recognized in a manner that allowed us to gather data required by SAB 101.  The cumulative net effect of the introduction of SAB 101 on our net assets as of January 1, 2000 resulted in a decrease of PLN 0.3 million.

2 The average of the monthly average fixing rates the fiscal year.

3 Outstanding indebtedness reflects selected long-term and short-term liabilities as presented in our Financial Statements, including Existing Notes, Bank Credit Facilities, overdraft facilities, finance lease payables and index swaps (excluding current portion of index swaps and interest accrued on Bank Credit Facilities and Existing Notes).

4 Adjusted EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. Adjusted EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt.  Adjusted EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

143 > 1 "- 143 -"- 143 -