Form 20-F
period 2003-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2004-04-05
CIK 1046962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

o

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934  For the fiscal year ended December 31, 2003

or

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

> 1 "- # -"

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

References to the ‘‘10⅞% Notes’’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The  11¼% Notes and 10 7/8% Notes (together, the ‘‘Existing Notes’’) and the 10¾% Notes (“Fully Redeemed Notes”), are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F (the ‘‘Form 20-F’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America and references to ‘‘€”, “EUR” and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the year ended December 31, 2003 included in this Form 20-F have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 29 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 3.7405, the Fixing Rate announced by the Polish National Bank on December 31, 2003. See “Item 3. Key Information – Exchange Rate Information” for historical information regarding the Fixing Rate for Zloty.

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘‘SAFE HARBOR’’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements (as defined in Section 21E of the Exchange Act) with respect to our plans for investment in our cellular network, expectations as to funding our capital requirements and other statements of expectation, belief, future plans and strategies, anticipated developments and other matters that are not historical facts. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risks and uncertainties, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘intend’’ and similar expressions are predictions of or indicate future events or trends identifying forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

> 1 "- # -"

TABLE OF CONTENTS

Page

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information

Item 4. Information on the Company

Item 5. Operating and Financial Review and Prospects

Item 6. Directors, Senior Management and Employees

Item 7. Major Shareholders and Related Party Transactions

Item 8. Financial Information

Item 9. The Offer and Listing

Item 10. Additional Information

Item 12. Description of Securities other than Equity Securities

Item 13. Defaults, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Item 15. Controles and Procedures

Item 16. [Reserved]

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

> 1 "- # -"

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected historical financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F. Our historical financial data as of and for the years ended December 31, 2000 and 1999, were restated in early 2001 to reflect changes in the revenue recognition policy introduced under IFRS to be consistent with SEC Staff Accounting Bulletin No. 101 “Revenue Recognition” previously adopted under U.S. GAAP. Based on the above bulletin and further interpretations we established criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IFRS Financial Statements. The financial data presented in accordance with International Financial Reporting Standards included below as of and for the years ended Decembers 31, 2003 and 2002, have been derived from the Financial Statements audited by Ernst & Young Audit Sp. z o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31,  2001, 2000 and 1999 have been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, who have ceased operations. The Financial Statements are included elsewhere in this Form 20-F. The financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2003, 2002 and 2001, has been calculated based on our Financial Statements. The financial data included below as of and for the years ended December 31, 2000 and 1999, have been derived from our audited historical Financial Statements.

	Year ended December 31,
Statement of Operations Data	2003	2002	2001	2000	1999

	(in thousands of PLN)
International Financial Reporting Standards
Net Sales:
Service revenues and fees	5,411,402	4,753,445	4,123,555	3,460,579	2,374,827
Sales of telephones and accessories	189,875	176,379	221,341	224,144	140,729
Total net sales	5,601,277	4,929,824	4,344,896	3,684,723	2,515,556

Cost of sales:
Cost of services sold	(2,356,497)	(2,018,636)	(1,778,687)	(1,383,893)	(944,420)
Cost of sales of telephones and accessories	(1,237,624)	(970,557)	(948,750)	(902,533)	(641,926)
Total cost of sales	(3,594,121)	(2,989,193)	(2,727,437)	(2,286,426)	(1,586,346)

Gross margin	2,007,156	1,940,631	1,617,459	1,398,297	929,210

Operating expenses:
Selling and distribution costs	(610,179)	(545,404)	(585,463)	(576,318)	(454,807)
Administration and other operating costs	(235,609)	(244,711)	(199,966)	(189,698)	(157,752)
Total operating expenses	(845,788)	(790,115)	(785,429)	(766,016)	(612,559)

Operating profit	1,161,368	1,150,516	832,030	632,281	316,651
Net income/(loss)	653,922	346,476	427,221	109,387	(122,503)

U.S. GAAP
Total net sales	5,660,207	4,930,854	4,345,206	3,518,959[1]	2,592,061
Cost of sales	(3,643,409)	(2,980,740)	(2,707,206)	(2,113,063)	(1,656,459)
Operating expenses	(845,788)	(790,115)	(785,429)	(766,016)	(622,027)
Net income/(loss)	570,789	209,962	499,022	121,607	(140,865)

Balance Sheet Data	As of December 31,
	2003	2002	2001	2000	1999

	(in thousands of PLN)
International Financial Reporting Standards
Long-term assets and deferred taxes	6,225,064	6,343,195	6,376,728	6,127,889	4,175,316
Total assets	7,293,470	7,265,044	7,217,453	7,039,989	6,117,518
Long-term liabilities, deferred tax liabilities and provisions	4,312,622	5,038,435	5,350,528	4,171,058	4,773,052
Total liabilities	5,206,239	5,912,517	6,221,708	6,353,042	5,949,712

Shareholders' equity	2,087,231	1,352,527	995,745	686,947	167,806

U.S. GAAP
Long-term assets	5,952,274	6,222,084	6,414,619	6,099,364	3,969,987
Total assets	7,120,610	7,378,253	7,470,922	7,011,464	5,939,661
Shareholders' equity	1,868,911	1,213,927	999,557	609,704	78,343

Exchange Rate Information

The table below sets forth, for the periods and dates indicated, certain information concerning the Zloty to U.S. dollar exchange rate as determined using the daily fixing rate for Zloty to U. S. dollar set by the National Bank of Poland during the periods indicated below.

Period	At period end	Average[2]	High	Low
1999	4.1483	3.9675	4.3494	3.4130
2000	4.1432	4.3457	4.7116	4.0350
2001	3.9863	4.0986	4.5004	3.9432
2002	3.8388	4.0811	4.2628	3.8369
2003	3.7405	3.8898	4.0910	3.6709

Period	High	Low
September 2003	4.0431	3.9135
October 2003	4.0234	3.8096
November 2003	4.0373	3.8694
December 2003	3.9030	3.7373
January 2004	3.8478	3.6456
February 2004	3.9313	3.7801

The Fixing Rate announced by the National Bank of Poland on March 30, 2003, the most recent rate practicably available prior to filing this report was U.S.$ 1 = PLN 3,8813.

Risk Factors

If we determine that we are entitled to use the Tax Call Option Clause included in the indentures to the Existing Notes, the Existing Notes may be redeemed at par.

On March 18, 2003, a new Polish – Dutch tax treaty entered into force, that includes provision for withholding tax of 5 percent on the amount of interest payments where previously no withholding tax was due. Under the terms of the indentures to the Existing Notes, we have the right to call the Existing Notes at par in the event of changes in tax regulations increasing our costs of servicing the Existing Notes and where there are no reasonable measures available to us to avoid incurring such increased costs.

Since the third quarter of 2003, we have been working closely with our legal advisors to try to identify reasonable measures that we could take to avoid incurring withholding taxes from January 1, 2005. As of the date of this report no such reasonable measures have been identified.

We are awaiting the outcome of Poland’s request for an exemption from the European Union directive prohibiting withholding taxes between member states and the result of further legal analysis. If Poland receives the relevant exemption, Management will make a decision whether to excercise a tax call on the remaining Notes once sufficient legal analysis has been completed.

We cannot provide any assurance that we will not decide to invoke the Tax Call Option and, should we decide to do so, holders of the Existing Notes would not be entitled to receive a premium upon early redemption of the Existing Notes (equal to up to half the coupon interest rate).

Since our business depends on the future growth of the wireless phone market in Poland, our business may be adversely affected if there is little or no further growth in wireless penetration in our market.

The development of our business continues to depend, in large part, on the level of wireless penetration in Poland. We expect continued growth in the number of wireless subscribers in Poland. However, the size of our future subscriber base will be affected by a number of factors. Many of these factors are beyond our control, including general economic conditions such as GDP per capita, the future development of GSM and UMTS technologies and any rival market for the provision of wireless services, the price of handsets, the price of services, dealer commissions and the availability, quality and cost to the subscriber of competing services. Any significant slowdown in economic growth in Poland hurts us by slowing the rate of increase in the number of our subscribers and may cause a decline in average usage or revenue generated by these subscribers. Given these factors it is difficult to predict with any degree of certainty the growth of wireless services in Poland or the number of our subscribers. In addition, as the penetration of wireless phones in Poland increases, we believe that an increasing proportion of subscribers will be from segments of the population with lower propensity to spend money on telecommunication services. Accordingly, we believe that pressure on service price will increase and revenue per subscriber from voice services will continue to decline. See “Item 5. Operating and Financial Review and Prospects".

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

In addition to the business risks of developing UMTS services described above, we are obliged to meet certain roll-out and coverage obligations under the terms of our licence, as amended in May 2002, and then further amended in September 2003, which are as follows:

•

obligation to start UMTS commercial services not later than on January 1, 2006;

•

obligation to reach UMTS coverage of 20% of the total population of Poland by the end of 2007;

In the event of technical issues, such as equipment availability, delaying our roll-out, we would once again apply to the Urzad Regulacji Telekomunikacji i Poczty (Office for Telecommunications and Post Regulations or “OTRP”) for a waiver of these requirements but we can give no assurance that such a waiver would be granted, in the absence of which our continued rights to our UMTS licence may be put at risk.

Our business plan is, in large measure based on the anticipated widespread market acceptance of UMTS technology and the services that UMTS supports. UMTS technology has not developed as quickly as originally expected.  Significant quantities of UMTS equipment have now been installed in Western European markets but most networks are still not commercially operational and much of the functionality planned for UMTS is yet to be made available by the vendors.   Until remaining technological issues are resolved, we cannot be certain that UMTS will provide the expected advantages over existing or other as yet undeveloped technologies. Accordingly, no assurances can be given that a significant market for UMTS enabled services will develop or, even if such a market does develop, that we will be able to achieve our desired sales volumes for UMTS enabled services. If UMTS technology development continues to experience delays, if we fail to fully integrate our UMTS network with our existing GSM network, if UMTS does not deliver the anticipated advantages or gain widespread acceptance or if we derive a smaller percentage of our total revenues than expected from our UMTS-related services, we may be required to amend our business plan and our business, results of operations and financial condition may be materially and adversely affected. See “Item 4. Information on the Company - Network and Facilities - Suppliers".

If the Zloty devalues, our ability to service our foreign currency denominated debt may be adversely affected.

During its transition from a state controlled economy to a free market economy, Poland has experienced high levels of inflation and significant fluctuation in the exchange rate for its currency, the Zloty. From October 1997 until April 2000, Poland used a "crawling peg" system pursuant to which the National Bank of Poland announced a monthly rate of devaluation of the Zloty against a basket of weighted currencies. In April 2000, Poland abandoned the "crawling peg" system. Since then, foreign exchange rates have not been set or controlled by the National Bank of Poland and have been allowed to float freely. The National Bank of Poland is permitted, however, to intervene in the foreign exchange markets in order to meet the Polish government’s monetary policy goals with respect to inflation. The dollar exchange rate has changed from PLN 2.8755 per U.S.$1.00 as of December 31, 1996 to PLN 3.7405 per U.S.$1.00 as of December 31, 2003. During this period the dollar has reached a high of PLN 4.7116 per 1.00 U.S.$ and a low of PLN 2.8645 per 1.00 U.S.$. The euro exchange rate has changed from PLN 4.0925 per € 1.00 as of January 1, 1999 to PLN 4.7170 per € 1.00 as of December 31, 2003. In the period from 1999 to 2003 the euro has reached a high of PLN 4.9149 per € 1.00 and a low of PLN 3.3564 per € 1.00. Average annual consumer price inflation was 14.9% in 1997, 11.8% in 1998, 7.3% in 1999, 10.1% in 2000, 5.5% in 2001, 1.9% in 2002 and 0.8% in 2003.

A large portion of our debt obligations and expenses are, and are expected to continue to be, denominated in Euro or U.S. dollars. By contrast, almost all of our revenues are denominated in Zloty. Therefore, we are exposed to currency exchange rate risks that could significantly impact our ability to meet our debt obligations and finance our business. If the Zloty devalues significantly, we may not be able to offset the impact of such devaluation through price adjustments. We will then have to use a larger portion of our revenues to pay our non-Zloty obligations. In March 2000, we adopted a hedging policy aimed at protecting us, in part, against the effects of any such currency exchange rate fluctuations and since that time, we have hedged various short and long term exposures relating to both future cash flow exposures and balance sheet exposures.  Although we aim, through implementation of our hedging policy, to mitigate the potential impact of volatile changes in exchange rates, we do not aim to eliminate exchange rate volatility completely through fully hedging all exposures.  Accordingly, the performance of the Zloty has had a significant impact on our financial results and may continue to significantly effect our future financial results.  We cannot provide any assurance that a major devaluation of the zloty will not occur and, should such a devaluation occur, this may have a significant adverse impact on our financial results, on our ability to repay existing indebtedness and on our ability to obtain new funding on acceptable terms or at all. See “Item 5. Operating and Financial Review and Prospects".

Poland’s wireless telecommunications market has only recently been liberalized and we face competition in Poland’s telecommunications industry.

The Polish wireless telecommunications market is highly competitive. We believe that the level of competition is increasing in all areas of the Polish telecommunications market and, with the liberalization of the Polish domestic market and the liberalization of the international long distance market, which started at the beginning of 2003, will continue to increase further over the next few years. Increased competition, in the form of both new entrants and existing operators that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs, reduce our share of net subscriber additions or reduce the prices of our services. Competitive pressures may also result in reduced tariff rates that would in turn further reduce our average revenue per subscriber, which has declined over time.

We face competition primarily from the other mobile operators Polkomtel S.A. ("Polkomtel") and PTK Centertel Sp. z o.o. ("Centertel") as well as wireline telephone services. Competition between ourselves, Polkomtel and Centertel, and to a lesser extent, wireline telephone service providers, is based on promotional discounts, services offered and quality of service. See “Item 4. Information on the Company - Competition" and “Item 5. Operating and Financial Review and Prospects”.

We face competition from both our direct competitors and potentially from their significant shareholders that operate in other telecommunications businesses, including those providing local fixed-line access, long distance voice, data transmission and other services. These significant shareholders may believe in creating synergies in their businesses by providing their respective mobile operators with better terms than those made available to us in areas such as interconnection, leased lines, site access/sharing, co-distribution, etc. In such circumstances we have recourse to the Polish Courts and the OTRP, but we can provide no assurance as to the outcome of any such action.

Regulatory developments may lead to new competitors entering our market.

In March 2004, the President of OTRP opened a discussion on possible allocation of available frequencies in GSM 1800 MHz band and UMTS frequencies. He announced that available frequency in the GSM 1800 MHz band may be either allocated to a fourth GSM 1800 operator or may be divided between existing operators. A fourth UMTS licence was not granted during the cancelled licence tender held in 2000 and no additional tender has been held to date. However, there remains a possibility that available UMTS spectrum will be awarded to a market entrant in the future. If the OTRP issues any of these licenses, competition on the Polish mobile market will may increase, which may have an adverse impact on our business.

Competitive pressure may also increase if any of the 19 entities which have obtained permits to operate mobile virtual networks in Poland (“MVNO”), agrees with any of the incumbent mobile operators the terms to gain access to the incumbent’s network and launches commercial service.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. Our appeal was upheld by the court in the February 2004 and we now await ORTP’s decision either to repeal the original ruling or appeal further. Both our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled. We cannot assure you that the scope of obligations of SMP operators will not increase in the future, which may include the obligation to grant access to the network to MVNOs, even though “national roaming” is currently prohibited by the terms of our GSM 1800 license. To the best of our knowledge, Regulators in the majority of Western European telecommunications markets do not force incumbent mobile operators to grant access to MVNOs. However, if the Polish market regulator decided to take an aggressive approach to the establishment of such requirements on the part of incumbent operators, it might facilitate the entry of new competitors to the mobile telephony market and potentially have an adverse impact on our operations.

Our profitability and cash requirements can be adversely affected by significant falls in the market price level for our services.

Similarly to some, but not all, mobile telecommunication markets, the Polish mobile market has developed with a business model of significant handset subsidies to speed customer acquisition with subsequent recovery of those subsidies priced into the tariffs and monthly fees paid by the subscriber. We believe that, due to the relatively low disposable incomes of Polish households relative to Western Europe, market penetration rates would today be lower than the current levels of over 46% if a lower subsidy business model had been developed in our market.

The market price levels for our mobile telecommunication services may, in the future, move significantly downward due to various factors largely outside of our control. These include, but may not be limited to:

•

Intensification of competition for market share leading to aggressive price reductions to attract and retain customers,

•

Arrival of new direct competitors which could be either Mobile Virtual Network Operators or a fourth network operator of GSM 1800 MHz band or UMTS services,

•

Regulatory actions to lower the termination interconnection rates that we charge other operators to complete calls to our network, accompanied by lower retail rates for calling mobile networks may force mobile operators to lower their own retail tariffs in order to keep calling patterns balanced, and

•

UMTS significantly increases voice call capacity of mobile networks in addition to making higher data speeds possible for non-voice services.  As a result of the availability of extra capacity and the fixed nature of network investments, competitive pressure may lead to significant price declines for voice calls.

Should market price levels fall significantly faster than we currently expect for any one or more of the above reasons, we cannot guarantee you that the resulting price elasticity effects will be sufficient to maintain our revenue levels. Furthermore, high usage caused by elasticity effects could increase our cash requirements for network investments significantly. Drops in the market price level may cause us to make a strategic switch to a low subsidy, low service price business model in order to preserve profitability and cash flows. However, we can provide no assurance that all our competitors would respond in the same way. Should they maintain subsidies at current levels and price services at the new market level, this might result in our losing market share.

Further, if operators were to move to a low subsidy, low service price model, we cannot assure you that the market penetration rate would continue to grow as dynamically as in the past, or could even decline, due to the higher cost of acquiring or replacing a handset.

Such significant shifts in business model may materially change our cash flow requirements or profitability relative to our current business plan and may change significantly our requirement for future financing.

Since there is volatility in the Polish tax system, our cash flows and ability to service our debt may be adversely affected.

The Polish tax system is characterized by frequent changes in tax regulations, as a result of which many tax regulations are either not the subject of firmly established interpretations or are subject to frequently changing interpretations. The volatility of the Polish tax system makes tax planning difficult and results in an increased risk of tax non-compliance for Polish companies. Furthermore, changing interpretations of tax regulations by the tax authorities, extended time periods relating to overdue liabilities and the possible imposition of high penalties and other sanctions, result in the tax risk for a Polish company being significantly higher than in countries with more stable tax systems. In addition to uncertainties concerning tax rules and their implementation, our financial results have been and may continue to be significantly affected by changes in enacted corporate taxation rates.  In 2002, the Polish Parliament repealed previously enacted commitments to reduce tax rates in successive years from the prevailing 27% rate down to 24%, causing us to significantly increase our deferred taxation provisions.  On November 12, 2003, Polish Parliament enacted a decrease in corporate income tax rates from 27% to 19% for the year 2004, causing us to significantly reduce our deferred taxation provision.  We can provide no assurance that there will not be further significant fluctuations in corporate tax rates and that such changes may have a significant adverse impact on future cash flows and reported financial results.

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

Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom disputed the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had had a right of first refusal to purchase these shares under our Shareholders’ Agreement. An arbitration case between Deutsche Telekom and Elektrim in the relation to this issue was settled in Vienna. We are not party to this case and have no direct knowledge of the outcome.

On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to its subsidiary Elektrim Telekomunikacja Sp. z o.o., retaining one share of direct ownership.  On December 7, 1999 Elektrim announced that it had sold a 49% interest in Elektrim Telekomunikacja to Vivendi.

Elektrim subsequently received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell a consortium of Vivendi and Ymer Finance S.A. (“Ymer Finance”), 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions".

According to the press reports, during the second half of 2003, Deutsche Telekom made a EUR 1.1 billion cash offer to Vivendi/Elektrim for their combined 51% stake in us but this offer was rejected.We cannot assure you that the disputes between our shareholders described above, or further potential issues arising from offers to buy or sell our shares, will not influence the use of voting rights in case of inability of the Operating Parties to reach unanimous decisions, in which case our business activities could be seriously disrupted and our  financial results and financial condition could be adversely impacted. For related information see “Item 3. Key Information – Risk Factors – We may not be able to finance a change of control offer required by our indentures” below.

We may not be able to finance a change of control offer as required by our indentures.

For the past two years there have been several reports of negotiations conducted between our shareholders or with third parties, related to a potential sale of their shares in us. The latest such information regarded  the Euro 1.1 billion offer made by Deutsche Telekom to Elektrim, Vivendi Universal and Ymer Finance S.A. for the purchase of 51% shares in us, jointly owned by the two companies. Although no definitive agreements have been entered into in connection with these proposed transactions, the entry by Elektrim Telekomunikacja into definitive agreements may  lead to one of the events resulting in a change of control under the indentures relating to the Existing Notes (“Change of Control”). In the event that PTC suffers a rating decline following a Change of Control, this may trigger Change of Control repurchase provisions in the Existing Notes.  In the Notes, Rating Decline is defined as either lowering the rating of the Company’s securities by two notches or withdrawal of the rating of such securities by the rating company within a 90-day period following the occurrence of a Change of Control.

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

A Change of Control may result in an event of default under our Bank Credit Facilities and may cause the acceleration of other indebtedness which may be senior to the Existing Notes. In any case, we expect that we would be required to obtain third-party financing to make a Change of Control offer. We cannot assure you that we would be able to obtain this financing on acceptable terms.

If there are changes in the Polish wireless telecommunication industry regulatory environment, our business can be adversely affected.

Our business is subject to extensive governmental regulation. Changes in laws, regulations or governmental policy, or the interpretation thereof, affecting our business activities, including the imposition of price controls, may adversely affect our results of operations. Decisions by regulators, including the granting of additional mobile telephony licenses to competitors or new entrants, or limitations on licenses necessary for our operations, could adversely affect our business. The imposition of significant additional charges and the denial of governmental concessions that we may seek in expanding our network, could have a material adverse impact on the future development of our operations.

Due to been adjudged to have more than a 25% share in interconnection market, in December 2003 we were deemed an operator with “significant market power” in the Polish interconnection market (“SMP operator”) by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators.

 Obligations of SMP operators in relation to interconnection do not apply to us unless our appeal is unsuccessful. Should our appeal fail, SMP operators in the interconnection market are obliged to use cost oriented interconnection rates and are subject to the regulator and set interconnection rates in accordance with ordinances prescribed by overseeing Ministry of Infrastructure. This increased oversight may result in lower revenues from interconnection that may materially affect our requirements for financing and our profitability.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. Our appeal was upheld by the court in the February 2004 and we now await ORTP’s decision either to repeal the original ruling or appeal further.

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

Adverse changes of interconnection rates for terminating calls with fixed operators could materially reduce our gross margins.

Provision of our services to our customers depends critically on the interconnection agreements between us and other network operators.  These agreements allow us to terminate traffic originated in our network in the network of another operator and vice versa, giving our subscribers the widest possible opportunity to make and receive calls.  Moreover, as termination services sold by cellular operators are several times more expensive than those sold by fixed line operators, we make a significant part of our gross margin from the balance of interconnection revenues and expenses with fixed line operators.  For the financial year 2003, PLN 553.1 million, or 27.6 % of our gross margin arose from this source.  The termination rates between fixed and cellular operators have been disputed several times during our history and OTRP or its predecessors have been called on to intervene in negotiations on a number of occasions. See Item 4. “Information on the Company – interconnect agreements”.

The interconnect termination rates in our existing agreement with TPSA expire on June 30, 2004.  Prior to that date, we expect that both parties will negotiate in good faith to try to reach an agreement on new rates to be effective from July 1, 2004.  If an agreement cannot be reached through mutual negotiation, one or both parties may decide to request OTRP to make a determination of new rates to be applied.  Whilst we believe that the current interconnection rates between us and TPSA favor TPSA when compared to average Western European interconnection rates, we can provide no assurance that OTRP would not overrule our arguments and impose a significant reduction in our termination rates, the impact of which on our gross margins could be significantly adverse.

In addition, although we consider it unlikely, we cannot rule out the risk that fixed operators, through temporary withholding of net amounts due to PTC or even disrupting service, could escalate disputes over termination rates in an attempt to gain negotiating leverage.  Such tactics would disrupt our ability to offer service and damage our liquidity position and would result in us immediately asking for OTRP to intervene.

The ultimate effectiveness of our strategic choices concerning the upgrade of our GSM network may have a significant impact on our business.

We believe that most GSM operators, including the Polish operators, are analyzing two potential investment paths to enabling their networks with the ability to deliver data at speeds significantly faster than the GPRS solution we use today.  Some operators will choose to invest in a third generation mobile network, generally UMTS, and others may choose to invest first in GSM/EDGE or in a combination of GSM/EDGE and UMTS.  The key attributes of these technologies is briefly described as follows:

•

EDGE/EDGE is an upgrade of existing GSM equipment and software that allows provision of data services approximately three times faster than today’s GPRS solutions, enabling many of the planned data applications of the future.

•

UMTS requires a totally new radio base station network and requires more base station sites than GSM whilst providing data speeds even faster than GSM/EDGE and in significantly higher capacity.

•

Both solutions require the customer to change from their existing GSM/GPRS handsets and handsets for both solutions are scheduled by manufactures to be available in large quantities during 2004.

UMTS is considered by us to be more efficient for dense urban areas where we expect data usage requirements to be highest in the future whilst we see GSM/EDGE as a potential future solution for areas not covered by UMTS.  Handsets providing both UMTS and GSM/EDGE connectivity are scheduled by vendors to be available during 2005.

One or more of our competitors may choose to delay their UMTS investment and instead roll-out GSM/EDGE in urban areas in a strategy conflicting with our current approach.

Whereas we believe our current strategy of UMTS first to be optimal in the case of high future demand for data services, we cannot assure you that a GSM/EDGE first strategy may not turn out to be more financially advantageous.  Demand for high-speed data services may not develop to the extent that we expect, eliminating the efficiency advantage of UMTS.  In addition, UMTS handsets of sufficient quality and volume may be delayed longer than GSM/EDGE handsets, giving competitors a time-to-market advantage.

The planned introduction of number portability under the draft telecommunications law may adversely affect our business.

During the first half of 2004, the Polish Parliament is expected to enact a new Telecommunications Law that is intended, amongst other objectives, to implement missing elements of relevant European Union Directives into Polish telecommunications legislation.  A key change included in the draft new Telecommunications Law is a requirement that mobile operators comply with number of portability requirements laid down by the European Union.  Number Portability is network functionality, implemented simultaneously by all mobile operators, that enables a customer to switch operators without changing mobile telephone number.

Should this obligation be enacted by the Parliament, the Ministry of Infrastructure shall determine the timing of and the technological approach to implementation of number portability in the Polish mobile market.  Number Portability is likely to increase network operating costs through the provision of the necessary functionality and may lead to increased churn and higher costs of customer retention as the ability to retain a mobile telephone number may make some segments of customers more willing to switch operator.

Our GSM 900 MHz licence expires in 2011, and we may not be able to obtain a renewal of this licence at all or on acceptable terms and conditions.

It is our current intention to roll-out a UMTS network in a limited area of Polish territory whilst providing a seamless nationwide service to our customers through the integration of the UMTS network with our GSM network.  Accordingly our ability to implement this roll-out strategy is significantly dependent upon the extension of our concession to provide GSM 900 Mhz services beyond the date of expiration of the current licence, which occurs in 2011.

To the best of our knowledge there is still no established practice within the European Union as to the terms under which GSM 900 Mhz licences shall be extended, even though many western European licences will expire before the Polish GSM licences.  In the event that significant additional licence payments will be required to secure an extension of the GSM 900 MHz licence beyond 2011, we may need to significantly modify our network coverage strategy and or our prices relative to our current plans.  Furthermore, we may not be able to obtain funding on acceptable terms or at all to meet significant additional licence payments, should they be required.

Since we have substantial debt and may incur additional debt, we may not be able to generate sufficient cash flow to service our existing and future debt.

We have been generating positive free cash flow from operations, after capital investment, debt service and taxation since 2001 and have been regularly using the funds generated to reduce our debt and balance sheet leverage.  Nevertheless, there is a substantial amount of debt on our balance sheet. As of December 31, 2003, we had, on a consolidated basis, PLN 3,276.03 million of principal indebtedness outstanding.  Whilst we currently expect to continue to reduce our level of indebtedness, we decided to refinance some of our existing debts with new facilities.  Furthermore, prior to such refinancing one or more of the risk factors outlined in this section may lead us to make substantial revisions to our plans that may require us to increase our debt levels and may create significant difficulties in obtaining the funds necessary to increase or refinance debt.

The Indentures governing the Existing Notes limit, but do not prohibit us from incurring additional debt and any additional debt or refinancing obtained from senior lenders would rank ahead of the Existing Notes in a liquidation.

In light of the amount of our existing indebtedness and the potential need to incur additional indebtedness due to possible changes in our business plan, we anticipate that we will be substantially leveraged for the foreseeable future. This leverage poses risks that:

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

In the course of refinancing existing debts or in the event future changes to our business plan require us to obtain additional debt, we may not be able to raise such financing on satisfactory or commercially acceptable terms, if at all.

Under our current business plan, we expect that borrowings under our Bank Credit Facilities (defined elsewhere in this Form 20-F), together with anticipated cash from operations, will provide us with the financing we require to fund our operations.  Nonetheless, we currently intend to raise new financing in order to refinance the Existing Notes and increase reserves of undrawn facilities once our Bank Credit Facilities begin to amortise from 2004.

The possible need for additional financing depends upon possible changes to our current business plan that could arise as a result of one or more of the risk factors described in this section.

We cannot be certain that funding for refinancing or for additional financing will be available on satisfactory and commercially acceptable terms or at all.

We may pay dividends or return additional paid-in capital to shareholders prior to repayment of the Existing Notes and Bank Credit Facilities.

As of  December 31, 2003, we were in compliance with all requirements of the indentures and the Bank Credit Facilities necessary for Management to recommend payment of a dividend to our shareholders.  Furthermore, our Shareholder may, by way of a formal resolution, request us to repay additional paid-in capital of PLN 409.8 million, originally contributed in 2000 and this would also be possible within the restrictions placed on us by the indentures and the Bank Credit Facilities.  Although neither Management nor shareholders have taken a decision on either form of distribution, such a distribution would increase our leverage closer to the levels permitted by the indentures and the Bank Credit Facilities.  We cannot provide any assurance that, subsequent to such distribution, necessary changes to our business plan caused by one or more of the risk factors mentioned in this section would not create significant additional funding requirements or that such funding would be available at acceptable terms or at all.

If we fail to retain our key management and personnel and attract additional qualified personnel, our business could be adversely affected.

We believe that success in our business and in attaining our financial goals depends on our executive officers. If any of them is unable or unwilling to continue their employment with us, our business, financial condition and operating results could be materially adversely affected. Although our use of employees seconded from the Operating Parties has diminished significantly, as of December 31, 2003, five of these key seconded employees remain with us.

Our growth and success will also depend on our ability to attract talent for our team and our ability to train, retain and motivate additional highly skilled and qualified personnel. This is important to us in light of the intense competition for qualified personnel in the telecommunications industry in Europe and the limited availability of persons with the requisite knowledge and experience to operate in Poland.

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

We have achieved rapid organic growth in our subscriber base since our service was launched in September 1996. For the twelve months ended December 31, 2003, we generated an average of approximately 112 thousand net subscriber additions per month. This growth, as well as the related development of our network and the increasing importance of developing and managing a diverse portfolio of attractive non-voice services, has placed and is likely to continue to place significant strain on our management and operational resources. As we continue to grow, the successful operation of our business will require more skilled management personnel. If we fail to obtain appropriate levels of financing and to hire and train management at a pace consistent with the growth of our business, such failure could have an adverse effect on our financial condition, our operating results, the expansion of our subscriber base and service offerings, or other aspects of our business.

If we experience shortages of supplies, our business may be adversely affected.

Operation of our GSM and our UMTS networks, including our mobile switching centers, base stations and base station controllers, operation support systems and cross-connect systems equipment depends upon obtaining adequate supplies of transmission, switching and network equipment on a timely basis. We purchase such equipment primarily from Alcatel, Ericsson and Siemens, all of which are leading international telecommunications equipment suppliers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of equipment in a timely manner from Alcatel, Ericsson, Siemens or any other supplier of equipment or services or if there are significant increases in the costs of such equipment or services. From time to time, suppliers may extend lead times, limit supplies to us or increase prices due to capacity constraints or other factors. For example, at certain times handset suppliers have established worldwide allocations of handsets. We have not experienced any significant delays in the receipt of GSM handsets to date, although we may do so in the future. We have, however, faced delays in the receipt of General Packet Radio Service or “GPRS”, handsets and may also face similar problems with the availability of UMTS handsets and equipment. In addition, integrating the new UMTS equipment of multiple suppliers may be more difficult and present a higher risk to us than is faced by one of our competitors, who historically have used only one major supplier. This may result in delays in the commercial launch of our UMTS services, which may lead to our competitors gaining a competitive advantage. Any delays in launching our UMTS network could have a material adverse effect on our business. See “Item 4. Information on the Company - Network and Facilities - Suppliers".

Since there are actual or perceived health risks connected with wireless telephone handsets, the number of our subscribers may be reduced.

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

Item 4. Information on the Company

History and Development of the Company

Polska Telefonia Cyfrowa Sp. z o.o., or PTC was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

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

Deutsche Telekom (the parent company of T-Mobile) acquired MediaOne in 2000. In December 2002, T-Mobile International AG, a subsidiary of Deutsche Telekom, acquired control, through a subsidiary, of 100% of shares in Polpager Sp. z o.o. As a result, Deutsche Telekom currently owns directly and indirectly 49% of our outstanding shares.

Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares. Deutsche Telekom disputed the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had had a right of first refusal to purchase these shares under our Shareholders’ Agreement.

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

Accordingly, the major shareholders of PTC as at December 31, 2003 are Deutsche Telekom and Elektrim Telekomunikacja, owned in turn by Vivendi and Elektrim. Elektrim’s transfer of share to Elektrim Telekomunikacja remains under dispute with Deutsche Telekom. See “Item 7. Major Shareholders and Related Party Transactions".

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”) that is valid through 2011. This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”) that is valid through 2014. We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. Due to delays in the commercial launch of UMTS in more developed markets the three Polish operators have twice successfully applied to OTRP for delays in roll-out obligations included in the UMTS Licence. In September 2003 the UMTS licence conditions were changed for the second time by the OTRP. The changes relate to obligatory launch date which was moved to January 1, 2006. UMTS licence holders are obliged to cover 20% of population by December 31, 2007; the obligation to cover 40% of population was removed. Commercial services may be launched any time after January 1, 2004.

We started commercial operations in 1996 under the brand name Era GSM. At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

Since the start of commercial activity in 1996 we have developed into the largest mobile telephony operator in Poland, with 6.2 million customers at the end of 2003. We offer a wide range of wireless telephony services, including a variety of non-voice services, such as short messaging service (“SMS”), multimedia messaging service (“MMS”), information services or wireless Internet access. Our post-paid customers sign a contract with us, usually of a 24-month duration. They select a tariff scheme, which involves a certain range of available services, including a number of free call minutes and SMSs, included in the monthly fee, and a pricing scheme consisting of additional charges for services used. Our pre-paid customers buy our subscriber identity module (“SIM”) cards and activation allowing them to access the network and use services for a price up to the limit of their pre-paid accounts. The accounts may be recharged by purchasing additional coupons extending the limit of available services.

Post-paid customers typically choose a tariff together with an associated promotional offer and a handset subsidized by us in exchange for a commitment to use services for a fixed period of twelve or twenty-four months. Promotions and subsidized handset prices are modified regularly depending on market conditions. Tariffs offered to new post-paid customers have been updated several times since the commencement of commercial services. Changes in tariffs have invariably reduced the overall price of our services and have been designed to increase market share and market size. The last new tariff introductions for post-paid occurred in October 2002 (new Moja and New Business tariffs) and May 2003 (TAKAjakTY tariffs).

Existing post-paid customers can usually take advantage of new tariff offers by paying a fee to migrate to the currently offered tariff plans.

At the end of the contract period post-paid customers are free to continue utilizing services without further commitments or they may accept a retention offer of a new subsidized handset and/or additional service discounts in exchange for committing to a new contract period of one or two years.

We have usually offered three or four pre-paid tariffs to our customers. Migration fees are normally changed for switching tariffs whereas customers are transferred automatically to new tariff plans when a new cheaper tariff replaces an older tariff. The pre-paid portfolio as at December 31, 2003 consisted of five tariffs that were all introduced to the market between October 2002 and November 2003.

We continuously develop our technological capabilities to increase the quality of our services and increase our efficiency. Our network operates in the GSM 900 and GSM 1800 standards, according to the licenses described above. In 2001 we started offering fast GPRS data transmission. In order to prepare for the launch of the UMTS network, we have been conducting tests of the new technology. During a telecommunications trade fair in Bydgoszcz in September 2002 we demonstrated a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture demonstrated future capabilities of UMTS technology. This demonstration was part of our ongoing work on three UMTS trials with our main infrastructure suppliers: Siemens, Ericsson and Alcatel. In the first quarter of 2004, we concluded the selection process of a vendor who will supply equipment for the first phase of development of our third generation mobile network an extensive roll-out in the Warsaw area. Several months of technical, organisational and economic analysis led to the appointment of Siemens Information and Communication Mobile Group (Siemens mobile) as the supplier of advanced UMTS technology. This will result in the first significant UMTS radio network infrastructure capital expenditures to be incurred in 2004. Separate tender procedures will be applied in the future to choose suppliers for network development in other cities.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. Also during 2003, we signed interconnection agreements with PTK Centertel and Polkomtel related to MMS messages sent between networks. These new agreements have the effect of  increasing both our revenues and costs of interconnect from 2003 onwards.

We have funded our investment in licences and our networks and the costs of our rapid growth with a combination of shareholder equity, the Existing Notes and the Fully Redeemed Notes, senior Bank Credit Facilities and cash generated from our operations. Since 1999 we have de-leveraged significantly, with debt to EDITDA ratio falling from 7:1 to 1.6:1 at the end of 2003. As part of this deleveraging   process we have begun to redeem and repurchase our Notes. During 2002 we redeemed US$ 128.3 million of the US$ 250 million 10¾ Notes. In the second quarter of 2003 we called all outstanding 10¾% Notes due 2007 with the principal amount of US$ 126.2 million, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583% with the date of redemption on July 1, 2003. The redemption was funded from the unutilized portion of our existing Bank Facilities and operating cash-flows. We also made open market repurchases of the Existing Notes, which in 2003 and the first quarter 2004 totaled EUR 35.9 million of the 10⅞% Notes issued in May 2001 and EUR 14.5 million of the 11¼% Notes issued in November 1999. At December 31, 2003, the amounts of EUR 151.6 million of the 10⅞% Notes and EUR 268.2 million and US$ 150.0 million of the 11¼% Notes remained outstanding and continue to be listed on the Luxembourg Stock Exchange.

In June 2003 two rating agencies upgraded our credit ratings:

•

Standard&Poor’s Rating Services raised its long-term corporate credit rating on us to’BB+’ from’BB’ and subordinated debt ratings to ‘BB-‘ from’B+’ on guaranteed subsidiaries PTC International Finance B.V. and PTC International Finance II S.A., the issuers of our subordinated debt;

•

Moody’s Investors Service raised its senior implied credit rating on us to ‘Ba1’ from ‘Ba2’, Moody’s also raised subordinated debt ratings and issuer ratings to Ba3 from B1 on our guaranteed subsidiaries, issuers of our subordinated debt.

Both upgrades reflect PTC’s on-going progress in reducing debt through internally generated cash flows and the agencies’ expectation that PTC should be able to continue to generate meaningful levels of cash flow and further strengthen its financial profile through additional debt reductions, continue to grow subscriber numbers and maintain a leading position in the Polish mobile market.

On December 31, 2003, the President of OTRP deemed all three mobile operators in Poland significant market players (SMP) on the interconnection market. We have appealed against this decision. As of the day of this report no decision concerning the appeal has been issued. Obligations of SMP operators in relation to interconnection, including implementation of cost orientated interconnection rates, do not apply to PTC unless our appeal is unsuccessful.

The description of principal capital expenditures including distribution and method of financing are included in “Item 5. Operating and Financial Review and Prospects”

Business Overview

We are the largest GSM wireless telephony services provider in Poland with 6.2 million subscribers, a 35.7% share of the total Polish wireless market and a 35.3% and 36.1% share of the pre-paid and post-paid markets, respectively, as of December 31, 2003. Among wireless service providers in Poland, we believe, based on our market knowledge and experience, we lead the market in terms of subscribers, revenues, EBITDA, network quality, customer service and brand awareness. We operate services using both a national GSM 900 and a national GSM 1800 Licenses and, on December 20, 2000, we were granted a UMTS License. As of December 31, 2003, our GSM network covered approximately 96.5% of the geographic area of Poland representing approximately 99.6% of the total Polish population. We have completed the roll-out of our SDH microwave backbone network, which connects certain key elements of our network and is intended to reduce our reliance on leased lines, provide better transmission quality and reduce our operating costs. In addition, we have selectively rolled out a GSM 1800 service, which allows us to increase capacity and to offer a seamless nationwide dual-band (GSM 900/1800) service. All our products and services are sold under the brand Era. To distribute our products and services, we use a network of 18 dealers with 906 points of sale and more than 400 Authorized Business Advisors, a direct sales force of 116 representatives and a national network of our own 68 retail outlets.

We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the year ended December 31, 2003, we generated an average of approximately 112 thousand additional net subscribers per month compared to approximately 91 thousand in 2002. In 2003 our churn rate increased slightly to an average of 1.7% per month from an average of 1.6% per month in 2002. As of December 31, 2003, we provided wireless services to approximately 2.9 million post-paid subscribers and approximately 3.3 million pre-paid subscribers. For the year ended December 31, 2003, we had revenues and EBITDA4 of PLN 5,601.3 million and PLN 2,103.6 million, respectively, compared to revenues of PLN 4,929.8 million and EBITDA of PLN 2,060.5 million, for the year ended December 31, 2002, representing increases of 13.6% and 2.1%, respectively, over the previous year.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, SMS, MMS, information services, wireless Internet access (enabled by WAP and GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but low per subscriber usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 293 international roaming agreements with GSM operators in 156 countries (as at the end of 2003), including all European countries with GSM services.

Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim, and from employees seconded from these companies. We also benefit from the know-how and purchasing power of our shareholders in formulating strategy, selecting technology solutions and procuring handsets.

The high quality standard of service that we provide has been underlined by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, covering all business processes of the Company. Previously our ISO certificates covered the major customer service processes but now they also extend to supporting processes.

We have also received the Environmental Management System 14001 certificate. As an ISO 14001 certificate holder, we have a proven capacity to build, expand and operate our network in a controlled manner, free of any detrimental impact on the environment.

To the best of our knowledge, we are the only telecommunications operator in Poland to hold both these important quality certifications.

Services and Products

Services Overview

We offer subscribers a basic post-paid service package, consisting of network access, call divert and forwarding, short message service, calling line identity (clip) and voice mail, all pursuant to fifteen alternative tariff plans. On May 6, 2003, we introduced new tariffs called “Taka jak Ty” for private and business post-paid subscribers. A differentiating feature of the new tariff plans  “Taka jak Ty” is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers.

Our existing range of Moja and Biznes tariffs, including bundled minutes and as upgraded in October 2002, continue to be offered and are chosen by a majority of customers. During 2003, these tariff ranges have been expanded to include ultra high user bundles with the addition of Moja 500 VIP and Biznes 500 VIP tariffs.

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

The tariff plans offer optional per 1 second billing (for an additional monthly fee of PLN 7.50 for the 30s/1s billing or PLN 15.00 for the 1s/1s billing), cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. These were the first major price reductions on post-paid tariffs since November 2000.

“Taka jak Ty” tariffs, described above, can also be chosen by business customers.

The key elements of the tariffs for business customers are as follows:

Traffic Package	Subscription Fee	Minutes included in Subscription Fee	Domestic Operator	Roaming Calls	SMS Fee
	(PLN/month)	(free min/mth)	(PLN/min) (1),(2)	(PLN/min)	(PLN/message)
Biznes 15 Start	32.00	15	1.38	Foreign Operator Rate +15%	0.24
Biznes 60 Pro	68.00	60	0.99		0.24
Biznes 120 Pro	109.00	120	0.81		0.24
Biznes 180 VIP	158.00	180	0.66		0.24
Biznes 240 VIP	194.00	240	0.60		0.24
Biznes 500 VIP	330.00	500	0.60		0.24
TAKAjakTY S	19.99	-	0.75-1.38(3)		0.24
TAKAjakTy M	39.99	-	0.66-0.99(3)		0.24
TakAjakTy L	69.99	-	0.60-0.75(3)		0.24

(1) there is optional differentiation of call rates between calls to Era network/other networks or peak-time/off-peak calls

(2) in the standard option subscribers pay for each thirty-second interval

(3) price per minute decreases after first 30 and than after 60 minutes

The new offer for business subscribers includes a system of rebates based on the number of SIM cards, time since activation and amount of monthly bill.

Part of our business customers still use our old tariff plans that were introduced in November 2000:

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

(1)

These subscribers pay for each thirty-second interval

 As at December 31, 2003, less than 2% of our post-paid customers were still using tariffs available to subscribers activating prior to November 2000.

Retail Customer Tariff Plans

In October 2002, we introduced new tariff plans for post-paid residential customers. Those new tariff plans are designed to better position our company in a very competitive market. These tariff plans are very innovative and through their introduction we were the first operator in the market to offer optional per 1 second billing (for an additional monthly fee of PLN 7.50 for the 30s/1s billing or PLN 15.00 for the 1s/1s billing), exchangeability of minutes and SMSs bundled in the monthly fee, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. On May 6, 2003, we introduced new tariffs called “Taka jak Ty” for private and business post-paid subscribers. A differentiating feature of the new tariff plans  “Taka jak Ty” is a digressive rate per minute for an increasing volume of use. These are the only post-paid tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers.

		Included Free in Subscription Fee			Domestic Operator
Traffic Package	Subscription Fee	Minutes	or	SMS	Flat rate (1) (2)	Roaming	SMS Fee
		(min/mth)		(message/ mth)	(PLN/ min)	(PLN/ min)	(PLN/ message)
Moja 25 Start	34.99	25	or	100	1.62	Foreign Operator Rate +15%	0.24
Moja 40 Medium	46.99	40	or	160	1.32		0.24
Moja 80 Medium	81.99	80	or	240	0.99		0.24
Moja 140 VIP	129.99	140	or	560	0.78		0.24
Moja 240 VIP	199.99	240	or	960	0.72		0.24
Moja 500 VIP	330.00	500	or	2000	0.60		0.24
TAKAjakTY S	19.99	-			0.75-1.38(3)		0.24
TAKAjakTy M	39.99	-			0.66-0.99(3)		0.24
TakAjakTy L	69.99	-			0.60-0.75(3)		0.24

(1)

there is optional differentiation of call rates between calls to Era network/other networks or peak-time/off-peak calls

(2)

in the standard option subscribers pay for the first sixty-second interval and each thirty-second interval thereafter

(3)     price per minute decreases after first 30 and than after 60 minutes

New subscribers are no longer offered the tariffs introduced in November 2000. The migration of existing subscribers from the old tariffs to the new tariffs is a standardized process. Subscribers using the old tariffs are currently allowed to migrate for a flat fee of PLN 50 or a six month contract extension. Upon completion of their old contracts they also have the opportunity to switch to a contract with new tariffs free of charge. We believe that our new tariff plans and our accompanying marketing strategy have enhanced our competitive position and help us to defend our position of the leading supplier of wireless services in Poland.

The old tariff plans are summarized in the table below.

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

 As at December 31, 2003, less than 2% of our customers were still using tariffs that were available to new subscribers prior to November 2000.

 Pre-paid Services

Since June 1998, we have offered a pre-paid GSM service package under the brand name Era Tak Tak. This pre-paid service enables our subscribers to take advantage of a GSM service without paying a monthly subscription fee or entering into a contract. Our Tak Tak pre-paid service is designed to appeal to those who want to limit the amount they spend on mobile services. During the fourth quarter of 2003 we introduced a new prepaid tariff “ Era Love”. The new tariff plan offers flat fee per minute, regardless of where the call is terminated: in Era network, other mobile networks or fixed line networks. After the second minute of use during a day and after the second SMS sent, the price drops to PLN 0.69 per minute and PLN 0.24 per message respectively. The tariff also offers voice roaming, MMS and GPRS to our prepaid subscribers.

The prepaid tariffs available on December 31, 2003 are summarized as follows:

	Call rates				SMS rates
	To Era network		To other operators		To Era network	To other operators
Traffic Package	Day (1)	Night, Weekend and Holiday (2)	Day (1)	Night, Weekend and Holiday (2)	All Day
	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/SMS)	(PLN/SMS)

SMS Fan	1.19	0.69	1.89-1.99	0.89	0.29	0.29
Razem	0.69	0.69	1.39-1.89	1.39-1.89	0.29	0.49
Era Love	0.99 or 0.69 after the second minute during the day				0.39 or 0.24 after the second message sent during the day

(1) 8:00 a.m. – 6:00 p.m. (Monday – Friday)

(2) 6:00 p.m. – 8:00 a.m. (Monday – Friday), weekends and holidays

Since 2003 we also offer a pre-paid tariff plan “Moja Okolica” with cheaper calls made from a territory of specified communes:

	Call rates			SMS rates
	To Era network and fixed line networks from specified commune	To Era network and fixed line networks	To other operators	To Era network and fixed line networks	To other operators
Traffic Package	All day			All day
	(PLN/min)			(PLN/SMS)

Moja Okolica	0.69	1.38		0.24

A significant group of prepaid customers still use the old Caly Dzien tariff, which is no longer offered.

	Call rates				SMS rates
	To Era network		To other operators		To Era network	To other operators
Traffic Package	Day (1)	Night, Weekend and Holiday (2)	Day (1)	Night, Weekend and Holiday (2)	All Day
	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/min)	(PLN/SMS)	(PLN/SMS)

Caly Dzien	1.49	1.49	1.49	1.49	0.29	0.49

Our new  prepaid brand, Heyah, introduced in March 2004 offers only voice and SMS services with a voice mail. It is a cheaper service targeted to the youth segment. The details of Heyah pricing are the following:

	Call rates		SMS rates
	To Heyah customers	To other operators	To Heyah customers	To other operators
Traffic Package	All day		All day
	(PLN/min)		(PLN/SMS)

Heyah	0.56	0. 80	0.15	0.23

Heyah is the first prepaid tariff to offer one second billing from the first minute of the call.

Customers choosing a pre-paid service can purchase either a SIM pack (which consists of a SIM card, required to open a pre-paid account, with a stored value ranging from PLN 5 to PLN 80) or a pre-paid bundle pack (which consists of a handset and a SIM pack) for approximately PLN 175 to PLN 699 depending on the handset chosen. Our subscribers can subsequently purchase pre-paid vouchers of different denominations and validity periods. Pre-paid vouchers are sold in all of our company retail stores and in over 15,000 other outlets, including news stands, gas stations, ATMs and in the outlets of the Era branded dealers. If the pre-paid account is not topped up with a new voucher within its validity period, the pre-paid account expires and any remaining balance is forfeited. The customer is subsequently removed from our database nine months after expiration of the last voucher, which is on average after twelve months since last account recharge. As of December 31, 2003, our total subscriber base included 3.3 million Era Tak Tak subscribers.

Value Added Services

We aim to offer the widest range of value added services.

Individual customers

During 2003 our prepaid customers were provided with new options of recharging their accounts as well as MMS functionality. Era Omnix users were given two new communication tools, the SMS Gateway and Gadu Gadu Messaging System. Information and entertainment services were significantly expanded. Customers were offered new voice products such as Simple Mail (Prosta Poczta) and Voice Services (Serwisy Na Głos). We have commenced work on mobile access to banking services and the use of a mobile phone to authorise transactions with the electronic signature. Our policy with respect to services offered to Era Tak Tak customers included the provision of new options of recharging the pre-paid accounts and development of new services to equal the prepaid and postpaid offers. The highlight are:

Era Omnix. Amid non-voice services designed for all individual customers, Era Omnix deserves particular attention. Era Omnix is the first user-friendly platform in Poland, applying state-of-the-art technical solutions to supply information, entertainment and communication to users of mobile phones. Users of colour display phones may access a variety of information content, including politics, business, sport or music. Era Omnix users can check weather reports for many Polish cities, read horoscopes or a latest joke. The service also gives the possibility to check the telephone number of a hotel in the destination city or find the address of the nearest ATM, bank or gas station.

As a result of these activities, 2003 was a year of success for the Era Omnix service. More than 150,000 people use the service each month. The level of interest shown in the Era Omnix service signifies that such solutions will be an important supplement to the basic communication services we offer.

High-Speed Wireless Internet Access (WLAN). On November 4, 2003, we officially launched the service of high-speed wireless Internet access – WLAN (Wireless Local Area Network). Branded Era hot@spot, the service gives users access to the Internet, e-mail or internal corporate resources in the most frequently visited public places such as hotels, airports, commercial and exhibition centre. As of the beginning of 2004, 62 access points (hot spots) in 24 cities were in operation. Of all the mobile operators in Poland, we run the largest number of WLAN access points. The offer is also available for subscribers of other networks. In the 2003 Product of the Year survey conducted by PC World Computer magazine, Era hot@spot was considered the best service in the “GSM Operators’ Services” category.

Business customers

The sale of advanced mobile telephony solutions to corporate customers is facilitated by the Era Biznes Partnership Programme, launched in 2003. This was Poland’s first such programme, based on close cooperation with IT companies to jointly develop, promote and offer mobile solutions to corporate customers. The programme allows us to benefit from the increasing interest in data transmission solutions and to enhance the existing offer with new products. A separate group of our business advisors ensure prompt access to customers and flexible modelling of the service portfolio. In addition to higher revenue, the Programme is expected to bring further improvement of our image as an innovative company and to strengthen long-term customer relations. The following solutions were created under the Partnership Programme: Field Force Management products, such as  Mobile Sales Manager, Mobile Maintenance Manager, Mobile Employee;  Telemetric solutions;  Location services with Fleet Management as the core service. Partners in  the Era Biznes Partnership Programme are IT companies including ComputerLand, Siemens and Microsoft.

In 2003, our development work on products addressed to corporate customers covered both voice services and enabling GPRS data transmission solutions. Services for the corporate sector facilitate communication within an organisation, enable employees and customers to access corporate applications and data bases. The services support work processes leading to better cost control and time savings. Another group of products are advanced solutions combining telecommunication and IT systems, offered in cooperation with our business partners who joined the Partnership Programme.

Mobile E-Mail Access, Mobile Access to Business Applications These products are based on advanced applications tailored to the customers’ individual needs with the use of transmission methods available in the standard price offer. The services, launched in the first quarter of 2003, apply top-of-the-line applications and advanced security systems to integrate telecommunication systems with base systems of customers. This is achieved in cooperation with IT companies (including Microsoft, ATM, ComArch and ComputerLand). Basic functionalities offered in the Mobile E-Mail Access are the capability to send and read the messages delivered to the company mail box through a terminal (mobile phone/PDA/laptop) and to use the phone for contacts, task and time schedule management. Mobile Access to Business Applications enables our customers to safely access corporate financial and management information systems like MRP/ERP/CRM, SAP or Oracle applications. Both products are based on the Transfera solution (separated corporate GPRS network).

Mobile Employee and Mobile Maintenance Manager applications introduced in September 2003 are designed for enterprises whose personnel work outside the company premises. These solutions are offered together with Siemens Sp. z o.o. and ATM S.A.

Fleet Management. This application has been available since October 2003 and is designed primarily for transport and property security companies. It is based on GPS satellite location system combined with GPRS data transmission. The application is offered in cooperation with Finder Sp. z o.o., Impel Security Polska Sp. z o.o. and Keratronik.

As the market for GSM and GPRS services develops over time, we intend to introduce additional value added services to drive our revenues per customer and reduce our reliance on voice based services.

Handsets and Accessories

We sell handsets and accessories separately from GSM services or in conjunction with a SIM card and a GSM service contract. Subscribers may also purchase a SIM card either with or without a handset. We sell a variety of handsets ranging from the basic to the most advanced models manufactured by some of the world’s leading suppliers, including Sony Ericsson, Motorola, Nokia, Samsung and Siemens. In connection with certain promotions, during which we acquire the majority of our new customers, we offer reduced price handsets that can only be used on our own network while the subscriber makes a contractual commitment to use our services for one or two years.

The accessories we offer are priced competitively and are designed to enhance the convenience and functionality of a subscriber’s handset, including carrying cases, batteries, car kits and recharging equipment. See “Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Expenditures - Cost of Sales”.

Customer retention

We also sell handsets and accessories to our existing customers who intend to replace or upgrade their handsets.

Once customers have completed the term of their initial contract with us (typically two years, but in some cases one year) they are free to continue using our services or, should they wish, terminate their relationship with us and either stop consuming mobile services or move to one of our competitors. Accordingly, retention expenditures are focused on customers who are approaching the end of their subscription contract and those who are already beyond the standard contact term.

Based on the average bill and payment history, we have set certain combinations of handset replacement offers and tariff discount in the form of additional minute bundles that we make available to qualifying customers in exchange for extending their contracts with us. We believe that due to our knowledge of the customer, at certain ARPU levels it is more efficient to invest in retaining specific customers than to invest in generally available acquisition offers that any potential customer may obtain. From any group of newly acquired customers, some will turn out to be high ARPU and highly valuable to us whereas others may not pay bills or make few calls, creating losses for our business.

Over the past three years the rate of growth in the postpaid market has dropped significantly with the result that gross additions (new activations with new contracts) have been relatively stable whilst the share of prepaid gross additions has been rising dynamically. Therefore the market is moving into a new stage of development whereby the number of expiring postpaid contracts relative to gross postpaid additions is rising significantly with the result that churn rates depend critically on retention offers and expenditures. During 2003 retention policies and offers were an important area of competition between the three operators.

We very carefully monitor the profitability of our retention offers and are investing heavily in a CRM programme to improve the efficiency of our comparatively new retention business processes.  We believe retention expenditures will continue to grow in the medium term as our postpaid customer base increases and we continue to compete with other mobile operators for the highest ARPU postpaid customers.

International Roaming

Our digital wireless network currently uses GSM technology. GSM is the world’s most widely used digital wireless technology, with more than 1 billion users around the world as of December 31, 2003. Because GSM is a standardized technology used throughout most of Europe and internationally, our subscribers can make and receive calls outside their home calling area in other countries that also operate a cellular telecommunications network using the GSM standard. As of December 31, 2003, we had entered into 293 international roaming agreements with GSM operators in 156 countries. The agreements cover all of the principal countries in Europe. In general, these international roaming agreements provide that when our subscribers use the services of a corresponding GSM network operator in another country, we are responsible for collection of charges for those services used in accordance with the corresponding GSM network operator’s tariff. We pass these charges through to the relevant subscriber, together with an additional surcharge of 15%. Currently, we receive relatively small amounts of revenue from charges for roaming calls. Although we expect these revenues to increase along with the network and subscriber base, we do not expect overall revenues from charges for roaming calls to be material to overall results of operations. In 2002 we also launched roaming services for pre-paid customers. We also offer GPRS roaming with 45 countries as of December 31, 2003. See “Item 5. Operating and Financial Review and Prospects - Financial Review - Factors Affecting Revenues”.

Billing and Subscriber Management

The integrity and flexibility of our billing and subscriber management system are important components of our strategy of providing efficient and responsive subscriber service. It also allows us to generate accurate and timely subscriber information and analysis. T-Mobile and its affiliates supervised the installation of our billing and subscriber management system. T-Mobile and its affiliates continue to provide us with operational training and technical support.

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

As in the case of many others emerging markets, Poland does not have a nationwide credit bureau for individuals, and it is difficult to verify the creditworthiness of potential subscribers. We do, however, have an internal credit risk management team that conducts credit checks on our new subscribers, primarily by verifying addresses and through bank references, and we are in the process of developing a credit risk profile model. We have also created a proprietary credit database and use our billing system to generate subscriber usage reports on subscribers that have exceeded pre-assigned credit limits or have failed to pay their bill. Based on these reports, our credit and risk management team can contact subscribers, and depending on the circumstances, a subscriber’s service may be deactivated. We also provide independent dealers and retail stores with weekly electronic subscriber management reports. Additionally, our dealer commission structure is linked to the quality of each subscriber acquisition. Overall, we pursue collections aggressively and disconnect subscribers who pose a credit risk.

We have actively lobbied, through the “Alliance for Fair Business”, to enable credit rating agencies to begin operating in Poland and such legislation was finally passed in the first quarter of 2003. Once such agencies are operating effectively, which we expect will be during 2004, we expect to be able to maintain or improve our bad debt performance whilst reducing our reliance on sophisticated in-house processes.

Marketing and Distribution

Our marketing and distribution efforts are designed to develop brand leadership for Era and Heyah and to enable us to target specific segments of the Polish telecommunications market, particularly those subscribers  with high subscriber lifetime values. Currently, we target the professional and business segments and affluent segments of the private market with post-paid products and the mass market with pre-paid products.

Marketing Activities

Our marketing efforts are currently focused on potential subscribers who are likely to recognize the enhancements in productivity that may result from having a mobile phone, and others who are unable to otherwise access wireline telephony because of the relatively long waiting times for telephone installation common in Poland. Our primary target markets for GSM services are the most profitable and the fastest growing market segments. For profitability we target small and medium-sized businesses, professionals and large corporations who generally use tariff plans suited for high volume usage and also high-volume private subscribers.  We address the fast growing mass market segment through our pre-paid offers, which we seek to price attractively and differentiate with the best access to innovative value added services.

We have used extensive national advertising campaigns to create awareness and to promote the benefits of subscribing to an Era service. We advertise primarily through television advertising and also use print media, billboards and radio advertising. Developing our brand positioning and maintaining leading brand positioning are key elements of our Business Strategy. See Item 4 “Information on the Company - Business Strategy”.

We believe that demand for GSM services in Poland is stimulated by promotional campaigns, which offer reduced prices for GSM services and accessories. We engage in such campaigns on a virtually continuous basis offering handsets at reduced prices and reduced activation fees for specific periods. Subscribers who purchase services as a result of a promotional campaign may not cancel their subscriptions until the expiration of a minimum period (generally two years), unless the subscriber pays us an additional amount approximately equal to the discount he or she received on the full cost of their handset. Other subscribers may cancel their subscriptions upon one month’s notice to us without a charge. We rely on our fraud and credit checking procedures, as well as our sales bonus schemes, to hold to a minimum the level of unprofitable contracts made with users who do not consume sufficient services to recover the initial handset subsidy or simply do not pay their bills.

Distribution Channels

Our distribution network is structured to suit our market strategy in the changing commercial environment. As our customer base is increasing primarily in the individual customers segment, distribution channels should ensure the effective communication of our offer to this group of customers. We have made an effort to increase the availability of services, paying particular attention to prepaid customers. Concurrently, retaining a high level of services offered to the existing subscribers is of special importance.

In the corporate customers segment, we are committed to retaining our customers and increasing the benefits deriving from offering value added services. To achieve this goal, we operate a sales and service staff as team of Business Advisors. Some are employees of ours and others are independent or employees of our dealers, certified by us and teamed as Authorised Business Advisors.  A separate team of advisors are dedicated to support the highest value customers selected from the group of our key corporate accounts.

Our services are addressed to three basic customer segments: individual postpaid customers, prepaid customers and corporate customers.

Individual Postpaid Customers

We provide our services to individual customers through the network of 906 retail outlets, including as many as 267 outlets located in shopping centers (which represents a 26% increase over 2002), operated by 18 independent agents. In 2003, in order to raise the customer satisfaction level, we implemented unified service standards in all of our authorised outlets.

We cooperate with our dealers with respect to brand building and promotion, which includes the financing of advertisement and promotional activities and the delivery of leaflets and brochures.

Individual customers can also obtain services in 68 our owned shops and showrooms situated in the best locations in the largest Polish cities. The shops offer a wide choice of handsets and accessories as well as a broad range of services, including warranty and post warranty support.

Prepaid Customers

Development of sales of prepaid services was a crucial component of our strategy for 2003. Our intensive activities resulted in signing numerous distribution agreements with significant retail chains and in establishing new direct commercial contacts. It is expected that in 2004 we will effect the conclusion of further agreements. Currently, we directly cooperate with eight distribution companies.

Distribution of handsets and starter packs (including SIM card with a number) is performed through the network of our own shops, dealers’ outlets and other retail points such as retail chains, electronic equipment shops, news stands and gas stations.

A complete offer of prepaid services is available in over 5,000 outlets throughout Poland, starter packs are sold in more than 11,000 retail outlets, and vouchers  are sold in more than 50,000 outlets.

Corporate Customers

Our corporate customers are supported by three separate distribution channels: Key Account Managers responsible for Corporate Major Accounts (CMA), Business Advisors and Authorised Business Advisors.

We employ several dozen Key Account Managers responsible for a few hundred of our largest customers. Business Advisors supported by the Customer Care Department provide services to selected corporate customers and some Small and Medium Enterprises (SME). Currently more than a hundred Business Advisors work for us.

Authorised Business Advisors, employed by independent agents, are responsible for the SME segment. Agents cooperating with us employ almost 500 Authorised Corporate Advisors in total.

Network and Facilities

Network Infrastructure

We own the largest GSM infrastructure in Poland, which has been expanding since 1996. Originally developed in co-operation with an international team of specialists, now we rely on our internal engineering team to grow, operate and maintain the network. Components, subsystems and interfaces constituting the network are supplied primarily by Alcatel, Ericsson and Siemens plus a host of smaller suppliers.

Our infrastructure of cellular networks is based upon the division of the geographical area covered by the network into a number of cells that have diameters ranging from a few hundred meters to up to 30 kilometers. Each cell contains one or more transceivers at a base transmission station (”BTS”) that communicate by radio signal with active cellular subscribers in the cell. In a GSM cellular network, the BTSs installed in each cell are connected to the base station controllers (”BSCs”), which in turn, are connected to a mobile switching center (“MSC”). MSCs are connected to other MSCs in the same network and to other fixed and cellular networks. MSCs control the routing (and call record) of calls and allow cellular telephone users to move freely from cell to cell while continuing calls. Connections between BTSs, BSCs and MSCs consist of transmission lines, including fiber optic cables, copper cables and microwave links.

As of December 31, 2003, our network was composed of nearly 5,400 active Base Transceiver Station Cabinets, over 140 Base Station Controllers, 24 Mobile Switching Centres, the Operation System and the Network Management Centre. The Operation System and Network Management Centre are located in Warsaw, and enable us to manage and coordinate network operations as well as monitor services provided by the network. To mitigate the risk of breakdown of the centre or network components, back-up equipment has been installed and alternative ways of transfer between critical network points have been constructed. As at December 31, 2003, our network extended over approximately 96.5% of Poland’s territory, inhabited by approximately 99.6% of the total Polish population.

To mitigate the effects of potential switching failures or failures of other network elements, we have installed back-up equipment and have constructed alternative routes between our critical network elements.

Several transmission lines for the GSM network connections between BTSs, BSCs and MSCs have been leased from TPSA. In order to reduce dependence on TPSA, we have built our own SDH microwave backbone network, which was completed in June 2001. Our SDH microwave backbone network connects the major network components of our GSM network, and reduces but does not eliminate the need for leased lines from TPSA or other service providers. We believe that our network is the biggest of this kind in Poland, allowing the Company to achieve two-way transmission speed of 2 x 155 megabits per second. The network is gradually being expanded and at December 31, 2003 comprised of 21 long distance links with a length of 4,400 km connecting 12 cities where our MSCs are located.

During 2001, we also finalized the GPRS roll-out project securing countrywide GPRS coverage.

Under the amended terms of our UMTS License, we must begin commercial service using the UMTS frequenciesprior to January 1, 2006. To meet this obligation and in order to be ready to support our strategy of providing a high quality network and being first to offer the most advanced services and we have selected Simens mobile as the supplier of equipment for the initial phase of UMTS roll-out in the Warsaw area . We intend to continue testing UMTS network equipment in cooperation with our key suppliers and will tender for suppliers of UMTS to other Polish cities in due course. In order to offer seamless UMTS, GPRS and GSM services, we expect to work closely with our key suppliers and integrate the new UMTS network equipment into our overall network architecture. Once the new equipment is successfully integrated and new multi-mode GSM 900/1800/GPRS/UMTS handsets are available, we expect to offer our UMTS subscribers seamless services supporting voice traffic and data services.

Network Quality

Our network has been designed to provide comprehensive high-density coverage in major urban centers in Poland. This is achieved by using cells of approximately one kilometer in diameter as opposed to cells of approximately 30 kilometers in diameter in rural areas. It enables subscribers to access wireless transmission anywhere within those urban areas, including inside buildings. We believe that our ability to provide high-quality indoor reception and transmission in major urban areas is an important asset enabling us to successfully compete in the Polish cellular telecommunications market. We also believe that our focus on high-density coverage in urban areas at the early stage of our network development has been more economical than attempting to increase density of coverage in these locations at a later stage.

Cell Site Planning

Cell site planning, which we originally carried out jointly with our major suppliers, is now principally done internally. Our design for network coverage is determined with the aid of a specialized software package developed by T-Mobile. In 2000 we were awarded the ISO 9002 certificate for our GSM Network Strategic Planning.

Maintenance of the Network

Each of our major network supply agreements includes obligation for the supplier to provide maintenance, spare parts and relevant upgrades for the software and hardware supplied under such agreements for a period of 15 years following the date of our commercial acceptance of the relevant component. The suppliers warrant equipment for 24 months from the date of acceptance and provide maintenance training to our employees. With respect to software, suppliers are generally required to:

•

take action to remedy any defect or malfunction in the software provided within four hours of the occurrence of a defect or malfunction, or reimburse us for the services of a third party;

•

provide a help desk to support us;

•

release upgrades or updates for its software to us; and

•

cooperate with us on the management of release procedures for its software.

With respect to hardware, suppliers are generally required to:

•

make replacement parts available to us at market rates;

•

repair and replace parts of our network pursuant to either a monthly settlement with us or compensation on a case by case basis; and

•

make us aware of and offer to provide us such enhancements, upgrades and evolutionary improvements to hardware in our network.

Suppliers

Ericsson, Siemens and Alcatel designed, manufactured, delivered, installed, commissioned and prepared our GSM network, including mobile switching centers, base stations and base station controllers, operation support systems and cross- connect systems equipment. These suppliers now provide maintenance and repair services for our network in addition to continuing our expansion to meet capacity requirements. In February 2004 we have concluded the selection process of a vendor who will supply equipment for the initial  development of our third generation mobile network. Several months of technical, organisational and economic analysis led to the appointment of Siemens Information and Communication Mobile Group (Siemens mobile) as the supplier of advanced UMTS technology, which will initially be implemented in the Warsaw area. Similar procedures will be applied in the future to choose suppliers for network development in other cities.

The Licences

GSM 900 Licence Terms

General

Following a competitive tender, on February 23, 1996, we received a licence which granted us:

•

a concession to provide telecommunications services according to European telecommunications GSM standards in the 900 MHz frequency band;

•

a permit to install and use GSM network equipment;

•

an allocation of 37 channels within the 900 MHz frequency band; and

•

an allocation of telephone numbers with the prefix 602 and 604 (subsequently prefixes 606, 608,600, 692 and 694 have been added, while 696 and 698 have been added during the year 2003).

Fees

We were required to pay to the Polish government a fee equal to the Zloty equivalent of €217,731,831 for our GSM 900 licence. This fee has been paid in full, in six installments with the first installment due upon the grant of the licence and one installment on each March 31 thereafter. See Note 19d to the Financial Statements as of and for the year ended December 31, 2003. In addition, we are required to pay to the Polish State Radiocommunication Agency an annual fee for each of the permit and frequency allocation in an amount that is determined under the ordinance of the Ministry of Finance and the Ministry of Infrastructure. This amount was set at PLN 2,368,000 for the first year of operation (following the award of our GSM 900 Licence), PLN 3,872,000 for the second year, PLN 3,990,000 for the third year and PLN 4,500,000 for each of the following years.

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

Our GSM 900 Licence contains certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours We met all of our coverage requirements at all times. Our GSM 900 Licence requires us to provide certain emergency connections free of charge and to provide certain priority services to Polish governmental entities.

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

We currently lease transmission lines from TPSA to interconnect the elements of our GSM network. Tariffs for the lease of these transmission lines are based on the distance between elements of our GSM network and the length and capacity of the relevant transmission line. The Polish Office for Competition and Consumer Protection found these increases to be anti-competitive. Pursuant to the Interconnect Decision, described below, we are entitled to a 60% discount on TPSA’s standard leased line tariffs and certain additional incremental discounts. See Item 4. “Interconnect Agreements’’. We may, in appropriate circumstances, seek to lease transmission lines from third parties such as railway or electricity companies or from other telecommunications service providers.

GSM 1800 Licence Terms

General

On August 11, 1999, we received a license granting us:

•

a concession to provide telecommunications services according to European telecommunications GSM/DCS standards in the 1800 MHz frequency band;

•

a permit to install and use GSM/DCS network equipment;

•

an allocation of 48 channels within the 1800 MHz frequency band; and

•

an allocation of telephone numbers with the prefix 606.

This licence permitted us to use these new 1800 MHz frequencies beginning March 1, 2000. We started installing the necessary GSM/DCS equipment at the end of 1999 and have continued to install such equipment; we commenced offering GSM 1800 services in selected areas on March 1, 2000.

Fees

We were required to pay and have paid to the Polish government a fee equal to the Zloty equivalent of €100,293,000 for our GSM/DCS concession which was payable in four installments. See Note 19d to the Financial Statements as of and for the year ended December 31, 2003.

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

Licence Conditions

Our GSM 1800 Licence is subject to a number of commercial and technical conditions. While Polish law provides that our GSM 1800 Licence may be revoked or limited in the event that we fail to meet any of these conditions, we believe that we are currently in material compliance with all of our GSM 1800 Licence conditions. Similar to our GSM 900 Licence, our GSM 1800 Licence requires that we meet certain coverage and technical criteria, including a requirement that the dropped call rate does not exceed 5% during peak hours and that we attain geographical coverage combined with the 900 MHz and 1800 MHz frequencies of 90% by June 2004. We have already exceeded this level of coverage.

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

During 2001, we applied to OTRP for a change in the licences fee costs for our GSM 1800 Licences, which we purchased in September 1999. The price of the licence to serve the whole territory of Poland was €100 million. At the same time our main competitor, Polkomtel, purchased its GSM 1800 licences to serve the 10 biggest cities in Poland for the amount of approximately €50 million and during the year 2001 it extended this licence to be able to serve the whole territory of Poland for a nominal fee of €2,500. Also Centertel paid significantly less for its GSM 1800 licenses and had it extended for a nominal fee of €2,500. As a result of this extension and applied prices, we asked the regulatory body for equal treatment through decreasing our licence fee. OTRP has expressed its position against any refund of our licence payment or a change in licence terms of our competitors. We have applied again to OTRP for another judgement in this matter. The decision is still pending.

UMTS Licence

General

During the second half of 2000, the Polish Ministry of Telecommunications ran a tender to offer five UMTS concessions for the Polish market.

As a result of negative reactions on the part of prospective bidders, the Ministry of Telecommunications revised its requirements several times but was ultimately successful in receiving only three bids on December 2, 2000, one from each of the incumbent cellular operators, including PTC. The Ministry of Telecommunications decided to cancel the tender and instead issued concessions to the incumbents by way of an administrative decision.

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

The original UMTS licence required us to attain 20% population coverage by the end of 2004 and 40% population coverage by the end of 2007. We were also required to start offering UMTS services not earlier than January 1, 2003 and not later than January 1, 2004 and frequencies were to be made available by the Polish armed forces from January 1, 2003. In 2001, all three holders of the UMTS licences asked for the postponement of the launch date to January 1, 2005. In May 2002, the President of OTRP issued a decision in which it postponed the original launch dates of UMTS services by one year. In 2003, all three holders of the UMTS licences applied for further postponement of the required launch date to January 1, 2006 and for the abolition of 40% population coverage requirement. On September 9, 2003, OTRP issued a decision in which he postponed the launch date to January 1, 2006, the date for achieving a 20% population coverage of the UMTS network was moved from December 31, 2005, until December 31, 2007 and the 40% population coverage requirement was removed from the licence conditions. The decision leaves the operators the option to request access to their frequencies to begin services from January 1, 2004.

Competition

We are one of three wireless communications providers in Poland providing GSM mobile telecommunications services in both the 900 MHz and 1800 MHz frequency bands, and each of the three providers has also been granted a UMTS License. We believe that the existing level of competition is likely to increase in all areas of the Polish telecommunications market over the next few years, particularly in light of the liberalization of the Polish domestic and international long distance markets since January 1, 2003. Increased competition, in the form of both new entrants and existing operators, that widen the scope of their telecommunication activities, could force us and our competitors to take measures that could raise subscriber acquisition costs or reduce our share of net new subscriber additions. In addition, the OTRP may seek to impose regulations that require us to allow competitors roaming or site-sharing rights on our network or otherwise use its powers to materially modify the competitive environment.

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

Centertel provides analog and GSM 1800/900 digital wireless telecommunications services in Poland. Centertel launched its analog service in June 1992 and as of December 31, 2003, TPSA reported that Centertel had approximately 7,000 analog subscribers. Centertel’s analog network covers approximately 99% of the population. Centertel announced that it intends to invest only in the maintenance and any necessary technical upgrades of its analog network. In March 1998, Centertel launched its GSM 1800 service. Centertel was awarded a GSM 900 license in July 1999 and launched its GSM 900 services in March 2000. It has also obtained a concession to provide UMTS services.

In March 2004, the President of OTRP opened a discussion on possible usage of unallocated frequencies in GSM 1800 MHz band and UMTS frequencies. He announced that available frequency in the GSM 1800 MHz band may be either allocated to a fourth GSM 1800 MHz operator or may be divided between existing operators. A fourth UMTS licence was not granted during the licence tender held in 2000 and no additional tender has been held to date. However, there remains a possibility that available UMTS spectrum will be awarded to a market entrant in the future. Should OTRP issue any of the above discussed licenses the competition on the Polish mobile market will increase, which may have an adverse impact on our operations.

New competitors may enter the mobile telephony market if any of the 19 entities which have to date obtained licenses to operate mobile virtual networks in Poland, agrees with any of the incumbent mobile operators the terms to gain access to the incumbent’s network and launches commercial service. To the best of our knowledge, regulations in the majority of Western European telecommunications markets do not require incumbent mobile operators to grant access to MVNOs. However, if the Polish market regulator, OTRP, decided to take an aggressive approach towards opening existing mobile networks to MVNOs, it might facilitate the entry of new competitors to the mobile telephony market.

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

On December 31, 2003, the President of OTRP deemed all three mobile operators in Poland significant market power operators on the interconnection market. We have appealed against this decision. As of the date of this report no decision concerning the appeal has been issued. Obligations of SMP operators in relation to interconnection, including implementation of cost orientated interconnection rates, do not apply to us unless our appeal is unsuccessful.

We also compete with wireline telecommunications providers in Poland, principally TPSA, insofar as low wireline penetration rates and long waiting times for telephone installation have encouraged consumers who are otherwise unable to access wireline telephony or unwilling to pay access fees for both fixed and mobile telephony to acquire mobile telecommunications services. As of the end of 2003 TPSA owned more than 80% of Poland’s existing fixed-line telecommunications infrastructure and until January 1, 2003 was the only entity in Poland authorized to provide international telecommunications services. Consequently, wireless telecommunications operators were required to enter into interconnection agreements with TPSA in order to complete calls made from or to receive calls made to their networks. See –Item 4. “Information on the Company - Interconnect Agreements”.

We believe that competition with UMTS services will be as intensive as with GSM services while the possible introduction of a new entrant may put additional downward pressure on prices and margins. We expect UMTS competition to focus on coverage, range, quality and ease-of-use of enhanced data-based services made possible by the transmission speeds afforded by UMTS and, in some cases, the slower GPRS standard. We expect that operators will also compete to form relationships with content providers, commercial businesses and financial institutions wishing to engage in mobile commerce, applications service providers, advertisers and content integrators. We believe that this will likely be a relatively new area of intense competitive activity and we expect to develop our core competencies by leveraging the experience already obtained in developing WAP enabled Internet services and SMS-based services to develop new solutions for GPRS and later for UMTS.

We believe that some or all of our operators may decide to upgrade their GSM networks to provide data services using the EDGE standard enabling provision of data services at faster speeds than are currently possible with GPRS. Whereas we have chosen to focus on developing our UMTS capability, starting with the Warsaw area, one or more of our competitors may elect to roll-out EDGE in urban areas prior to components construction of an overlay UMTS network at a later date. Both potential strategies depend on availability of reliable network and handsets. EDGE provides faster data access than GPRS over a wide coverage area more cheaply than UMTS whereas UMTS provides faster data speeds and higher capacity to provide those data services. We cannot provide any assurance as to which strategy, if both are adopted, will lead to better financial results.

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

At present, none of the transnational or multinational carriers mentioned above has a majority interest in any of the three Polish mobile operators although we believe that France Telecom, together with its subsidiary, Orange, may have effective management control of Centertel. We believe that our ability and that of our competitors to develop UMTS services in a cost effective manner and the ability of each operator to compete with others will be significantly affected by the actions of these and other foreign operators to increase or decrease their level of influence in the Polish market.

Interconnection Agreements

Like other wireless operators, our wireless network requires interconnection with a fixed-line and cellular networks to enable subscribers to initiate and receive calls to and from persons using fixed-line networks or other cellular networks. We therefore require a switched access arrangements with TPSA, Polkomtel, Centertel and alternative fixed line operators. The terms of these arrangements, particularly with TPSA, are important to financial results and historically difficult to negotiate. OTRP and previously the now defunct Ministry of Communications have been responsible for regulating disputes over interconnection.

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

On May 28, 2001, OTRP issued a ruling according to which TPSA was required to share revenue coming from international calls terminated in the GSM networks with the GSM operators. TPSA appealed this decision to the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld OTRP’s decision which forced TPSA to pay PTC fees equal to the local fixed to mobile interconnection rates. TPSA has lodged a cassation request against the Anti-monopoly Court judgement to the Supreme Court. Since May 2001 until the end of 2003 revenues of PLN 235.6 million had been recognized from this source. On March 9, 2004 the Supreme Court overruled the cassation that TPSA lodged against the Antimonopoly Court’s judgment upholding the decision of the Chairman of OTRP from May 28, 2001.

Until January 1, 2003, TPSA had been the only entity in Poland permitted to provide international telecommunications services. In view of the liberalization of the international services market we have entered into interconnection agreements with certain foreign operators to carry international inbound and outbound traffic to and from our network respectively. The pricing obtained for these services from TPSA and from the foreign operators is now significantly more favourable than the arrangements with TPSA prior to January 1, 2003.

In 2001, after a long period of unsuccessful negotiations, we requested OTRP to regulate the domestic interconnection rates for calls originated by us and terminated in the TPSA network. On November 29, 2001, OTRP lowered, by an average of 67%, mobile to fixed interconnection charges. The resulting regulation of rates benefits all three mobile operators. TPSA appealed this decision to the Anti-monopoly Court. On November 6, 2002 the Anti-monopoly Court upheld TPSA’s appeal solely for the reason that it regarded the justification for the new level of rates set by OTRP as insufficiently detailed. Other claims by TPSA, in particular challenging OTRP’s jurisdiction to issue the decision, have been turned down. However, most of the negative impact of the Monopoly Court decision on our business was mitigated by the commercially negotiated terms agreed with TPSA as described below.

On December 24, 2002 we signed an Annex to the Agreement on co-operation and interconnection with TPSA, in which the parties agreed all issues related to interconnection rates for domestic calls originated in TPSA network and terminated in our network, as well as for domestic calls originated in our network and terminated in TPSA network. The agreement allows for settlement of all outstanding interconnection fees and termination of all legal disputes between the parties, related to domestic interconnection rates. Under this agreement, the parties agreed a new set of interconnection rates for calls originated in our network and terminated in TPSA network, which are slightly above those originally set in the decision of the Chairman of OTRP. Regarding interconnection rates for calls originated in TPSA network and terminated in our network, the parties agreed a staged reduction in rates: the rate for calls during evening hours and during weekends and holidays was lowered from February 1, 2003, and the rate for calls in the peak hours was lowered from June 1, 2003. TPSA accordingly committed to significantly lower its retail rates for calls to our network. The annex is valid until June 30, 2004. Prior to this date we expect to negotiate mutual interconnection rates with TPSA to be applied after June 30, 2004. Should we fail to reach an agreement, interconnection services will almost certainly continue to be provided between the parties but one or both parties may seek to involve OTRP in order to reach a conclusion.

We are of the opinion that the rates introduced in December 2003 mark an important move towards adjusting the Polish retail and interconnection rates to European benchmark levels and ensure significant reductions in fixed to mobile retail rates that stimulate traffic between the TPSA and our networks and contribute to further growth in the penetration rate of mobile telephony in the Polish market.

Interconnection with other operators

As of the date of this report we have signed interconnection agreements with all significant operators on Polish telecommunication market.

We also entered into an interconnect agreement with Polkomtel on December 17, 1997, that provides Polkomtel subscribers direct access to our network and our subscribers direct access to Polkomtel’s network on a symmetric billing basis whereby we pay each other an agreed upon charge for the time our respective subscribers use each other’s network.

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

During 2003, we also signed interconnection agreements related to MMS messages. As in case of SMS internetworking agreements provide for symmetrical rates for messages. The agreements are effective since August 2003.

These new agreements will increase both our revenues and costs of interconnection from 2003 onwards.

Organizational Structure

On June 17, 1997, PTC International Finance B.V. was incorporated as a finance company under the laws of The Netherlands for the purpose of issuing the 10¾% Notes. PTC International Finance B.V.’s issued and outstanding share capital consists of 40 fully-paid shares with a par value of 1,000 Netherlands Guilders each, issued by PTC International Finance B.V.,which was our wholly-owned subsidiary and has no subsidiaries of its own.

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

On October 31, 2003 the Company has liquidated its wholly-owned subsidiary PTC International Finance B.V. (see Note 3.2) as a result of  repurchasing of the remaining 10 ¾% Notes in June 2003.

Property, Plant and Equipment

Our principal properties consist of telecommunications network infrastructure and related buildings throughout Poland. The majority of base station sites are leased for a minimum period of five to ten years. As of December 31, 2003, we had entered into lease agreements for 4,759 base station sites. We have a financial lease for our main office space in Warsaw and operating leases for office space in Katowice, Poznan, Gdansk and Krakow. We also lease each of our retail stores on operating leases. Leasehold improvements to each of the properties mentioned are included on our balance sheet.

Item 5. Operating and Financial Review and Prospects

Operating Results

The following section should be read in conjunction with “Item 3. Key Information Selected Financial Data”, “Item 8. Financial Information” and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 29 to the Financial Statements as of and for the year ended December 31, 2003. The financial data, with the exception of data related to ARPU, is presented in accordance with International Financial Reporting Standards included and discussed below as of and for the years ended December 31, 2003 and 2002, have been derived from the Financial Statements, audited by Ernst & Young Audit Sp. z. o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31, 2001, has been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations.

Operating Review

The following table sets forth key business indicators:

	As of or for the years ended December 31,
	2003	2002	2001
Customers:
Net customer additions	1,342,758	1,092,636	972,672
Total Customers	6,211,046	4,868,288	3,775,652
of which:
Post-paid customers	2,867,208	2,530,894	2,356,472
Pre-paid customers	3,343,838	2,337,394	1,419,180
Growth in customers from prior year end (%)	27.6	28.9	34.7
Churn (%)	20.4	18.8	21.3
Traffic:
Average monthly minutes of use	79	95	109
Average monthly number of SMSs	25	18	13
Average monthly revenue per customer (PLN)	77.9	90.5	101.4
Change from prior year (%)	(13.9)	(10.7)	(18)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	96.4	95.7
Population Covered (%)	99.6	99.5	99.4

We provide average monthly revenue per user as a useful measure of demand for our services. As different groups of clients may have different propensities to use and pay for services provided by us, we measure the average revenue per user separately for customers from the pre-paid and post-paid segments of the market as a useful information about their impact on the revenues we generate and the value of those customers to us. To calculate average revenue per user we divide certain service revenues (including interconnection fees for incoming calls) that clients generate by the average monthly number of those clients in the period.

	For a fiscal year ended December 31,
	2003	2002	2001
All customers
Service revenues and fees1)	5,176,323	4,623,848	4,004,631
Average number of subscribers	5,535,846	4,257,434	3,291,117
Average revenue per user per month	77.9	90.5	101.4

Post-paid customers
Service revenues and fees1)	4,200,455	3,870,013	3,512,036
Average number of post-paid subscribers	2,692,805	2,412,676	2,212,167
Average revenue per post-paid user per month	130.0	133.7	132.3

Pre-paid customers
Service revenues and fees1)	975,868	753,835	492,001
Average number of pre-paid subscribers	2,843,041	1,844,758	1,078,950
Average revenue per pre-paid user per month	28.6	34.1	38.0

1) Service revenues and fees, not included in the calculation of average revenue per user comprise revenues generated by customers of foreign operators roaming in our network, fees we receive for activating new clients and for selling our transmission lines capacity (leased lines) and other revenues not related to the use of services by our subscribers. The items not included in the calculation of average revenue per user constituted 4.3%, 2.7% and 2.9% of total service revenues and fees in the periods of twelve months ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

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

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Recoverable amount is estimated for an individual asset or, if it is not possible to do so, it is determined for cash-generating unit to which the asset belongs.

Revenue recognition

Net sales consist of the value of sales (excluding value added tax) of goods and services in the normal course of business but exclude extraordinary disposals of inventory and other assets. Revenue is recognized when services are provided or goods are shipped out. Sales allowances are accounted in the same period when the related portion of revenue is recognized.

We set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements as initiated by SAB 101 and interpretations, including EITF 00-21 and SAB 104.

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the prepaid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred and recognized ratably over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the income statement as incurred, to the extent of any cash consideration received and based upon relative fair values.

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

The financial statements of our subsidiaries, as being integral to our operations, are translated using the same standards and procedures as if the transactions had been those of our own.

Capitalization of borrowing costs

Borrowing costs (including interest, foreign exchange gains and losses to the extent that they are regarded as an adjustment to interest, and the discount relating to the present value of license payments and any related hedging gains or losses) that are attributable to the acquisition, construction or production of qualifying assets are capitalized as a part of the cost of those assets. The borrowing costs capitalized are only those incurred during the period of construction or production of qualifying assets.

Derivatives

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. We recognize derivatives embedded in the host contracts and account for them as separate derivatives if economic characteristics and risks of the derivative are not closely related to the host contract.

The gain or loss resulting from remeasurement of derivatives to fair value is recognized in the income statement in the period they occur, unless the derivative is designated to hedge accounting.

We designate certain derivatives as hedges of the fair value of a recognized asset or liability (fair value hedge) or hedge of forecasted transactions (cash flow hedge) (see Note 5a to our Financial Statements). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in shareholders’ equity, net of tax effect. Amounts deferred in shareholders’ equity are transferred to the income statement and classified as financial income or expense in the period when the hedged forecasted transactions accrue in the income statement.

Derivatives that are designated as cash flow hedges are regularly reviewed for the effectiveness and the gain or loss relating to the ineffective portion of the derivatives is recognized in the income statement immediately. In the following cases:

•

hedge fails the effectiveness test,

•

hedging instrument is sold, terminated or exercised,

•

the Management decides to undesignate

we retain in equity the cumulative gains or losses which were previously reported directly in equity until the forecasted transaction occurs.

The reclassification to the income statement may take place when a previously forecasted transaction is no longer expected to occur.

A derivative financial asset (or its portion) is derecognised if we lose control of the contractual rights that comprise the derivative financial asset (or its portion). A derivative financial liability (or its part) is removed from the balance sheet when, and only when, it is extinguished – that is when the obligation specified in the contract is discharged, cancelled, or expires. For further disclosure see Note 23 to our Financial Statements included elsewhere in this annual report.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 6.2 million subscribers, a 35.7% share of the total Polish wireless market and a 35.3% and 36.1% share of the pre-paid and post-paid markets, respectively, in each case, as of December 31, 2003. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of December 31, 2003, our GSM network covered approximately 96.5% of the geographic area of Poland, covering approximately 99.6% of the total Polish population. In addition, we have selectively extended our network capacity by installing GSM 1800 MHz radio network components, and we offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 18 dealers with 906 points of sale and more than 400 Authorized Business Advisors, a direct sales force of 116 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. Fluctuations in the exchange rates have an impact on our net profits.

The main source of our revenue is airtime, consisting primarily of monthly service fees and charges for calls that originate or terminate in our network, including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime revenues include revenues from incoming and outgoing calls and a relatively small amount of charges for roaming calls. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and call forward cost of their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in coming years, revenue from non-voice services, including SMS and MMS messaging will form an increasing proportion of our  total revenues relative to voice related service revenues. Revenue from activation and sale of terminals has fallen to a very low proportion of total revenues and may now not fall significantly further.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will continue to fall as the cellular telephone penetration level in Poland increases.

Contingent upon the availability, quality and interoperability of network, equipment and handsets, we expect to offer UMTS services by the end of 2005, as required by our licence terms. An initial UMTS network roll-out in the Warsaw area is planned for 2004 whereas a decision as to the timing of a commercial launch has yet to be taken.

The higher data transmission rates of GPRS, EDGE and UMTS in the air interface relative to GSM enable network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, comprising data transmission fees as well as fees for content accessible or downlodable through our services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and relatively low wireline penetration rates.

During the year 2003, we attracted 2,472,628 million new gross subscribers, an increase of 30.6% over 2002. The total subscriber base increased 27.6 percent to 6,211,046 from 4,868,288 a year earlier. As of December 31, 2003 our post-paid subscriber base totalled 2,867,208 subscribers, a 13.3% increase from 2,530,894 at the end of 2002. Pre-paid subscribers totalled 3,343,838, which represents a 43.1% growth over 2,337,394 a year ago. As of December 31, 2003, our subscribers consisted of approximately 46.2% post-paid subscribers and 53.8% pre-paid subscribers. The proportion of gross customer additions selecting post-paid tariffs has sequentially declined from approximately 67% in 2000 to 37% in 2003. We believe this trend is driven by the rising penetration rate whereby most new customers to the mobile market are likely to choose prepaid tariffs.

We estimate our pre-paid and post-paid market shares at 35.0% and 36.5% respectively, compared to 31.7% and 38.8% respectively, at the end of 2002. This puts us in the leadership position in both post-paid and pre-paid markets.

Our subscriber base represents approximately 35.7% of the total wireless market, which strengthens our position as the leader among wireless services providers in Poland, being up from 35.0% at the end of 2002.

During 2002, we attracted 1,893,324 million new subscribers (gross additions), approximately 13.2% more than in 2001. We increased our total net subscriber base by 28.9% to 4,868,288 subscribers as of December 31, 2002, from 3,775,652 subscribers as of December 31, 2001. As of December 31, 2002, our subscribers consisted of approximately 52.0% post-paid subscribers and 48.0% pre-paid subscribers.

During 2001, we attracted 1,671,869 million new subscribers and increased our total net subscriber base by 34.7% to 3,775,652 subscribers as of December 31, 2001, from 2,802,980 subscribers as of December 31, 2000. The subscriber base consisted of approximately 72.5% post-paid subscribers and 27.5% pre-paid subscribers.

Churn Rate

”Churn” refers to disconnected subscribers, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six-month period. Since then, pre-paid subscribers have been treated as having churned if they have not recharged their pre-paid coupons within a twelve month period, broadly in line with the pre-existing stated policies of our competitors. This twelve month period comprises the validity period of the recharging voucher, most often three months, plus a standard grace period of nine months. The grace period is at the sole discretion of the operator and from time to time, we have “churned” customers faster than twelve months from the last recharge in order to more efficiently manage the capacity of our network.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or  cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure, minimum subscription period requirements and the degree of handset subsidization implemented by our principal competitors will be a significant factor in our subscriber retention.

Non-payment churn is managed through sophisticated fraud, credit checking, dunning techniques and collection processes. Customers whose two year contract has expired are free to terminate their service, without additional charges. Over the past three years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and continuously improving a customer retention program whereby PTC will enter into a further two-year subscription contract with a customer whilst providing the customer with additional benefits in the form of a new subsidized handset or additional free airtime or both.

The average monthly churn rate in 2003 was 1.7% compared to 1.6% as an average in 2002 and 1.8% for 2001. The average monthly churn rate for post-paid subscribers in 2003 decreased to 1.6% compared to 1.8% in 2002 and 2.2% in 2001. The decrease in churn rate in 2003 is primarily due to upgrades that we introduced to our loyalty programs during 2003 and to improvements in the effectiveness of our retention programs.

The churn rate for pre-paid customers increased to 1.8% in 2003, compared to 1.3% in 2002 and 0.9% in 2001. The low churn rate in 2001 was a result of the extension of the period after which pre-paid account are deactivated from 6 to 12 months after last coupon recharge. The change brought our coupon validity period in line with the then prevailing market practice, however it makes comparison of churn rates between the years more difficult.

The current churn rate is no longer significantly distorted by any “churn policy” as the policy has been stable since 2001. The increased churn rate reflects the fast subscriber acquisition in the past months, which now feeds through to the number of customer disconnections. As we increase our sales to the less affluent segments of the society, our new customers are increasingly price sensitive and as a result of the ease of changing the mobile service provider by prepaid customers, the number of disconnections increases.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls and send more SMS. The monthly revenue generated by post-paid customers is on average 4.5 times higher than the revenue coming from a pre-paid customer. The other strength of the post-paid market lies in the business customers with more sophisticated needs and significantly higher usage, who have an even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being acquisition costs at only 9.1% of post-paid levels (based on 2003 results), generation of cheap-to-supply off peak traffic, high unit profit margins and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes to cover fixed costs.

Our subscriber base currently consists of 53.8% pre-paid subscribers. We expect the share of our pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

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

Tariffs

During 2002 and again in 2003 we introduced new tariff plans for post-paid individual and business customers as well as for pre-paid customers. In March 2004, we introduced a new pre-paid brand Heyah. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is highly dependent on competitive factors. We offer fifteen post-paid tariff structures and three pre-paid tariff plans, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls can be optionally differentiated depending on the time of day a call is made or if the call is made within the Era network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. Our price level will depend on the level of competition in the Polish mobile telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with TPSA, Polkomtel, Centertel, El-Net, Netia and other Polish fixed-line operators as well as several foreign operators who terminate international traffic directly to our network.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in 2003 was 79 compared to 95 in 2002 and 109 in 2001. The average number of MoUs per month was 132 minutes for post-paid subscribers and 29 minutes for pre-paid subscribers compared to 141 and 35 in 2002 and 141 and 45 in 2001.

We seek to stimulate usage and ensure minimum levels of ARPU by bundling a number of free minutes into the monthly fee. The decrease in the pre-paid usage results from a significant increase in prepaid customers, increased number of dormant customers (zero or low revenues customers in their grace period) and greater substitutional use of SMS.

Short Message Services

The average number of SMS was 25 SMSs per subscriber per month in 2003 compared to 18 in 2002 and 13 in 2001. The average monthly number of SMSs was 27 SMSs per post-paid subscriber and 22 SMSs per pre-paid subscriber compared to 19 and 17 in 2002 and 14 and 12, respectively in 2001.

The increase in 2003 and 2002 was primarily due to increased awareness about SMS services among our subscribers, the effects of our marketing and promotional campaigns and significant tariff reductions mid-way through 2002.

Average Revenue Per User

For the year ended December 31, 2003 our overall ARPU was PLN 77.9, a decrease from PLN 90.5 in 2002 and PLN 101.4 in 2001. ARPU for post-paid customers and for pre-paid customers was PLN 130.0 and PLN 28.6, respectively, as compared to PLN 133.7 and PLN 34.1 respectively in 2002 and PLN 132.3 and PLN 38.0 in 2001. The decrease in post-paid ARPU can be attributed to the more attractive tariffs introduced in October 2002 and 2003, that accelerated sales whilst lowering ARPU slightly. ARPU for both post-paid and pre-paid subscribers was positively affected by revenues coming from the interconnection agreement with PTK Centertel which was effective since mid June 2002 and SMS interconnection with PTK Centertel and Polkomtel, which was effective since February 1, 2003.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention

•

amortization and depreciation charges associated with licence fees and fixed assets;

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

We observe that, as our network and subscriber base grows and the business matures, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards interconnection and roaming fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

For a detailed description of the past and present interconnection agreements, see “Item 4. Information on the Company – Interconnect Agreements”.

To reduce dependence on TPSA, we have taken two actions. First, we have contracted with Ericsson to construct an SDH microwave backbone network in order to reduce the use of leased lines for GSM 900 and GSM 1800 operations. This backbone has been operational from January 2001, which has decreased and we believe will continue to decrease the leased line expenses and our reliance on TPSA lines. We believe that the backbone network will reduce, but not eliminate, our need for leased lines and related fees, as our backbone network does not offer complete geographic coverage of Poland that TPSA lines do, but will rather cover connections between areas of major population density and high call volume. Second, we have entered into interconnection agreements with Netia Telekom, Telefonia Lokalna, El-Net and other alternative fixed-line providers, and we are actively pursuing agreements with other fixed-line providers to establish interconnect points throughout Poland.

Our GSM 900 License restricted us only to the use of lines leased from TPSA for our GSM 900 operations. Our GMS 1800 License contained no such restrictions. We successfully petitioned to amend the terms of such licenses to enable us to use other leased lines. Accordingly, we are able to connect components of our network and to interconnect with other cellular telephony providers in Poland without the use of leased lines from TPSA Following the liberalization of the international calls market from January 1, 2003, we no longer rely solely on TPSA to carry our international traffic. We have signed agreements with Deutsche Telekom, Energis and Telia to provide alternative routes for international traffic.

In connection with the development of our UMTS services, we will be incurring substantial start-up costs. Moreover, following the introduction of GPRS services in 2001 and again following the expected introduction of UMTS services by the end of 2005, we have and will incur significant additional costs of sales in our efforts to increase average revenue per user through the provision of new enhanced data-based services. These new cost streams are expected to include, but may not be limited to, royalties and fees paid to content providers, payments to applications service providers (which may or may not include revenue sharing arrangements), increased costs of in-house product development and product marketing, increased depreciation for the enabling GPRS and UMTS network infrastructure and, from commercial launch, amortization charges for the UMTS License.

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

Results of Operations for the Years Ended December 31, 2003, 2002 and 2001

Net Sales

Total net sales increased by approximately 13.6% to PLN 5,601.3 million in 2003 from PLN 4,929.8 million in 2002, which in turn reflected an increase of approximately 13.5% from PLN 4,344.9 million in 2001. Total net sales consist of service revenues or fees and sales of telephones and accessories.

Service Revenues and Fees. Service revenues and fees increased by 13.8% to PLN 5,411.4 million in 2003 from PLN 4,753.4 million in 2002, which in turn reflected an increase of 15.3% from PLN 4,123.6 million in 2001. Service revenues and fees represented 96.6% of total net sales in 2003 compared to 96.4% in 2002 and  94.9% in 2001.

The increase in sales in 2003 compared to 2002 was due primarily to an increase in the number of subscribers by approximately 27.6% from to approximately 6.2 million subscribers in 2003 from approximately 4.9 million subscribers in 2002. Our revenues for 2003 were also positively affected by the full year impact of the voice interconnection agreement with PTK Centertel, which came into effect in the middle of June 2002 and by SMS interconnection with PTK Centertel and Polkomtel which are effective since February 1, 2003. Revenues earned from PTK Centertel between January and May 2003 for which there was no comparable revenues in 2002 totaled PLN 88.6 million, or 1.6% of total revenues. The revenues coming from SMS interconnection agreements totaled PLN 115.8 million in 2003, or 2.1% of total revenues. Reported revenue was adversely impacted by PLN 30.3 million due to netting of costs against gross billing for certain non-voice services where we judged ourselves not to be the primary obligor. No such adjustment was necessary for 2002 and this reduced total revenue growth rate by 0.6 percentage.

The prior year revenue increase in 2002 in comparison to 2001 was on a similar level of 13.5% and was primarily due to an increase in the number of subscribers of approximately 28.9% to approximately 4.9 million subscribers in 2002 from 3.8 million subscribers in 2001.

In each period, the growth coming from an increased number of subscribers was partially offset by:

•

a decline in the average rate per minute of use as a result of our introduction of bundles of cheaper minutes and new tariff plans and, in order to stimulate data usage among our subscribers, the inclusion of a limited number of free SMS service in our monthly fee and reduced SMS rates;

•

increased proportion of pre-paid customers in the subscriber base; and

•

a decrease in the average monthly number of MoUs in both post-paid and pre-paid segments.

We expect that service revenues will continue to grow but at a gradually falling percentage rate. Increases in customer numbers, most of whom are expected to be selecting pre-paid services, and growth in non-voice service revenues are expected to underpin this revenue growth. We believe that voice service prices will continue to fall but that much of the resulting negative impact on ARPUs may be offset by higher usage of our services.

Sales of Telephones and Accessories. Revenues from sales of telephones and accessories increased by 7.6% to PLN 189.9 million in 2003 compared to PLN 176.4 million in 2002, which in turn reflected a decrease of 20.3% from PLN 221.3 million in 2001. Revenues on sales of telephones and accessories represented 3.4% of total net sales in 2003 compared to 3.6% in 2002 and 5.1% in 2001.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from service revenues and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes may have an increasingly negative impact on our results of operations. It is also envisaged that the pricing structure in the mobile market in Poland may shift, in line with developments in some other markets, towards smaller discounts on the sale of handsets and reduced call rates. This would result in reduction of the current negative margin on the sale of handsets and accessories, and increased pressure on service margins whilst increasing the share of revenues coming from sales of telephones and accessories.

The increase in sales of telephones and accessories in 2003 compared to 2002 is mainly due to an increase in gross additions in both pre-paid and post-paid subscribers. The decrease in sales of telephones and accessories in 2002 compared to 2001 was due primarily to a decrease in the average retail price of handsets sold and higher average subsidies offered to our customers on the sale of these handsets. The decrease in 2002 took place notwithstanding the increased number of handset unit sales as a result of an increase in gross additions of new subscribers in 2002, together with intensified retention programs and commencement of handset replacement for our higher ARPU users. The decrease in value of telephones and accessories sold was partially caused by a lower share of sales of bundled handsets and SIM cards for pre-paid activations relative to starter packs, which include only a SIM card, in comparison to 2001.

Cost of Sales

Total cost of sales increased by 20.0% to PLN 3,594.1 million in 2003 from PLN 2,989.2 million in 2002, which in turn reflected an increase of 9.6% from PLN 2,727.4 million in 2001. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold. Cost of services sold increased by approximately 16.7% to PLN 2,356.5 from PLN 2,018.6 million in 2002, which in turn constituted an increase of approximately 13.5% from PLN 1,778.7 million in 2001.

The increase in cost of services sold in 2003 compared to 2002 was due primarily to:

•

an 84.9% increase in interconnection charges as a higher proportion of our traffic is directed to mobile networks, which charge substantially higher call termination rates, and away from the fixed line networks.

•

Charges for interconnection with PTK Centertel, in place since mid June 2002, were incurred for the full year 2003. In the period between January and May 2003, for which there was no comparable cost incurred in 2002, we booked PLN 88.6 million of interconnect expenses with PTK Centertel.

•

Charges of PLN 106.7 million for SMS interconnection with PTK Centertel and Polkomtel, following the agreements effective since February 1, 2003;

•

a 15.9% increase in roaming expenses, following the strong increase in the number of subscribers and higher PLN/Euro exchange rates.

The increase in cost of sales in 2002 compared to 2001 was primarily due to increase in interconnection expenses and increase in depreciation and amortization.

Cost of Sales of Telephones and Accessories. Cost of sales of telephones and accessories increased by 27.5%, to PLN 1,237.6 million in 2003 from PLN 970.6 million in 2002, which in turn was an increase of 2.3% over PLN 948.8 million in 2001. These increases were due primarily to increased sales of handsets resulting from increased gross additions. 30.6% and 13.2% increases in gross subscriber additions and the increasing number of phones subsidized in retention activities are the main underlying drivers of cost of sales of telephones and accessories. The increases were partially offset by a shift in the mix of gross adds towards pre-paid subscribers, who tend to buy less sophisticated, cheaper handsets and a shift towards starter packs without a handset and away from prepaid handset sales. As most of our purchases of telephones and accessories are denominated in Euros, the significant strengthening of the Euro against the Zloty in 2003 and 2002 and its weakening during 2001 also had a significant impact on the growth in cost of sales of telephones and accessories. Retention spendings on subsidized telephones was PLN 319.7 million 2003 and PLN 327.5 million 2002.

Gross Margin

Gross margin, as a percentage of net sales, was 35.8% in 2003, 39.4% in 2002 and 37.2% in 2001. The decrease in margin in 2003 is a direct reflection of PTC’s successful efforts to increase its market share. The increase in gross additions together with a rise in the average cost of acquiring each new post-paid customer drove a 37.8% increase in net subscriber acquisition expenses. Increasing share of mobile to mobile calls has increased interconnection costs faster than revenues, whilst tariff decreases to defend and build market share and the weak Zloty have also contributed to the lower gross margin percentage.

The increase in margin in 2002 resulted from the savings on cost of acquisition partially offset by increasing retention programs and higher depreciation charges due to shortening of depreciation lives effective from January 2002 and grossing up of revenues and costs by the effects of the PTK Centertel interconnection agreement since June 2002.

The decrease in the gross margin in 2001 compared to 2000 was primarily due to the faster growth in the cost of sales, driven mainly by a 66.1% increase in depreciation and amortization. Such substantial increase in depreciation and amortization was mainly due to the impairment of a certain part of our network scheduled for disinstallation and sale a result of rationalizing our core network in preparation for overlaying a UMTS solution.

Operating Expenses

Operating expenses increased by 7.0% to PLN 845.8 million in 2003 from PLN 790.1 million in 2002 which in turn reflected an increase of 0.6% from PLN 785.4 million in 2001. Operating expenses consist of selling and distribution costs and administration and other operating expenses. Operating expenses as a percentage of revenues decreased to 15.1% in 2003 from 16.0% in 2002 and 18.1% in 2001.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were 10.9%, 11.1% and 13.5% in 2003, 2002 and 2001, respectively. In absolute terms selling and distribution costs increased by 11.9% to PLN 610.2 million from PLN 545.4 million in 2003 which in turn represented a decrease of 6.8% from PLN 585.5 million in 2001. Selling and distribution costs are primarily driven by our marketing efforts to acquire new subscribers, partially offset by successes in managing bad debt. Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, we have managed to stabilize our bad debt expense as a percentage of revenues at 0.6% in 2003 and 2002. In comparison, in 2001, bad debt expense was 1.6%. Bad debt management includes monitoring of shops, dealers and sales people as well as all subscribers.

The increase in selling and distribution costs in 2003 was mainly a result of an increase in advertising expenses, coupled with higher depreciation and amortization. The decrease in selling and distribution costs in 2002 was mainly a result of a strong decrease in bad debt expense due to provisions released as a result of better than expected collection efficiency, coupled with lower advertising and marketing costs.

Administration and Other Operating Costs. As a percentage of total net sales, administration and other operating costs were approximately 4.2%, 5.0% and 4.6% in 2003, 2002 and 2001, respectively.

Administration and other operating costs decreased by approximately 3.7% in 2003 to PLN 235.6 million from PLN 244.7 million in 2002, which in turn represented an increase of 22.3% from PLN 200.0 million in 2002.

The decrease in administration and other operating expenses in absolute terms in 2003 compared to 2002 reflects positive results of cost control activities. The increase in administration and other operating expenses in absolute terms in 2002 compared to 2001 was primarily due to increases in wages and salaries and in social security expenses, as well as cost of external service. Headcount has been growing only slightly since mid-2002 and various initiatives have been implemented to increase efficiency. The increase in other administrative expenses between 2002 and 2001 reflects the commencement of our Customer Relationship Management programme, other discretionary spendings delayed from 2001 and one-off expenses relating to cost reduction projects.

Operating Profit

Due to the above factors, operating profit was PLN 1,161.4 million, PLN 1,150.5 million and PLN 832.0 million in 2003, 2002 and 2001, respectively, and operating margin was 20.7%, 23.3% and 19.1% in 2003, 2002 and 2001, respectively. The slight increase in operating profit over 2002 is the effect of stabilization in gross margin and operating expenses, achieved in the context of increased market share and increasing revenues by 13.6%.

An increase of 7.0% in depreciation and amortization between 2002 and 2001 added significantly to overall costs and mainly resulted from to management’s decision to shorten the useful lives of various 2G network fixed assets, some computer equipment and software, effective from the beginning of 2002. If the same depreciation rates had been applied in 2001, the growth in 2002 operating profit would have been 53.2% year on year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 426.7 million in the twelve months ended December 31, 2003 compared to the net financial expense of PLN 581.7 million in 2002. Financial expenses net primarily arise from interest expenses on our Bank Credit Facilities, the Existing Notes, capital lease obligations for our head office, and from foreign exchange gains and losses, both realized and unrealized, on foreign currency denominated liabilities and changes in the fair value of forward contracts and other derivative instruments not designated as hedging instruments.

For the twelve months ended December 31, 2003, net interest expense was PLN 333.3 million, compared to PLN 429.5 million a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments. Included in interest expenses were provisions on redemption of PLN 38.0 million and PLN 30.0 million for 2003 and 2002 respectively.

The majority of our debt is denominated in foreign currency. Accordingly, in Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. During 2003, the Zloty appreciated against the U.S. dollar by 2.6% and depreciated against Euro by 17.3% and finished the year at the rate of U.S.$1 = PLN 3.7405 and €1 = PLN 4.7170 on December 31, 2003.

The depreciation of the local currency against the Euro and appreciation against the U.S. Dollar during the year resulted in a net foreign exchange loss of PLN 186.3 million, compared to a net foreign exchange loss of PLN 225.4 million for 2002. Net foreign exchange loss includes a net gain of PLN 30.1 million that relates to realized transactions.

During 2003 we recorded a net income on derivatives and other financial expenses totalling PLN 93.0 million  compared to PLN 73.2 million in 2002. The net gain on derivatives was PLN 96.3 million and includes a net gain of PLN 97.3 million on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 3.7 million on the fair valuation of call options embedded in our Notes, a net gain of PLN 1.9 million related to rental derivatives and index swaps and a net gain of PLN 0.8 million related to currency options. Included in net gains on derivatives are a realised loss of PLN 24.5 million and a fair valuation gain of PLN 55.1 million that were previously recognised in shareholders’ equity as cash flow hedges of future coupon payments on our Existing Notes. We reclassified these amounts to income after deciding to accelerate the refinancing of our Existing Notes with the result that the related cross-currency swaps became ineffective hedges as the previous forecasted relevant coupon payments are no longer expected to occur. Other financial loss net totalled PLN 3.3 million.

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of 377.9 million in 2001. Interest expenses were PLN 469.5 million in 2001and foreign exchange gains were PLN 153.9 million in 2001. Other financial losses were PLN 62.3 million. Appreciation of the Zloty against the Euro and dollar, together with the absence of any premiums on redemption of the Fully Redeemed Notes were the main reasons for net financial expenses in 2001 being lower than in 2002.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

We are managing our foreign exchange and interest rate risks in accordance with our hedging policy, implemented in early 2000. The hedging policy is monitored and updated continuously.

Taxation Charge

The profit before taxation amounted to PLN 734.7 million in 2003 compared to PLN 568.8 million in 2002 and PLN 454.1 million in 2001. In 2003, we had a tax charge of PLN 80.8 million compared to PLN 222.4 in 2002 and PLN 26.9 million in 2001. The tax charge for 2003 includes a net deferred tax credit of PLN 8.9 million as a result of the change in the Polish corporate tax rate which was lowered from 27% to 19% in 2004. The higher tax charge in 2002, was due to increased deferred tax accruals, due to the fact that during the fourth quarter of 2002 the Polish Parliament announced that corporate income tax rate would be 27%, rather than fall to 24% in 2003 and 22% thereafter as had been set forth in previous budget legislation. The low taxation charge in 2001 was itself mainly the result of incorporating the impact of these lower future tax rates into our deferred tax accrual calculations. Current taxes paid and payable in 2003 of PLN 89.7 million reflects the first year of significant tax liabilities after consumption of most tax losses.

Effective tax rates differ from the enacted tax rate due to the impact of permanently non-deductible expenses and permanently non-taxable incomes together with the impact of changes in enacted tax rates on our deferred tax assets and liabilities. For the numerical reconciliation between the tax charge and the product of accounting profit or loss multiplied by the applicable statutory tax rates, see Note 10 to the Financial Statements for the years ended December 31, 2003, 2002 and 2001.

We expect the effective tax rate in 2004 to be around 21% versus the enacted tax rate of 19% and that this effective tax rate is likely to continue beyond 2004 subject to a stable enacted tax rate of 19%.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the twelve months ended December 31, 2003. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, partially labor costs, are inflation sensitive. However, in 2003 the average inflation rate was 0.8%. We expect that inflation may increase slightly during 2004 but do not expect such increases to significantly impact our business.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

expenditures for acquisition of new customers in the fast growing market and retention of existing customers;

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

Following the above amendments to the Bank Credit Facilities agreements, we decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 127.0 million of its aggregated US$ 253.2 million due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by  random selection. In the second quarter of 2003 we decided to call all remaining 10¾% Notes due 2007 with the principal amount of US$ 126.2 million, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583% with the date of redemption on July 1, 2003. The redemption was funded from the unutilized portion of our existing Bank Facilities and operating cash-flows.

We also made open market repurchases. Repurchases in 2002 totaled €12.5 million of the 10⅞% Notes issued in May 2001 and €17.3 million of the 11¼% Notes issued in November 1999. Repurchases in 2003 and the first quarter 2004 totaled €35.9 million of the 10⅞% Notes issued in May 2001 and €14.5 million of the 11¼% Notes issued in November 1999. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amounts of €151.6 million of the 10⅞% Notes and €268.2 million and US$ 150.0 million of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange.

As of December 31, 2003, the undrawn amount under the Bank Credit Facilities totaled approximately €581.0 million (which represents approximately 83% of the total Bank Credit Facilities).We expect to continue to rely upon these sources of liquidity and capital resources in the near future. We expect to continue with the refinancing of the Existing Notes and may, should market conditions be appropriate, consider refinancing our Bank Credit Facilities.

We believe that our short-term (up to 12 months) liquidity position is relatively assured due to the expected continuation of strong operating cash flows and the absence of significant mandatory debt repayments during 2004 (other than Bank Credit Facilities). However, the expected current income tax payments during 2004, expected increase of capital expenditures related to growth in subscriber base and initial phase of UMTS roll-out, as well as a potential dividend payment will significantly reduce our ability to pay down debt relative to the levels seen in 2003. As described in “Item 3 – Key Information – Risk Factors”, crystalation of various risk factors, if they occurred, or a Change of Control, could lead to significant additional financing requirements.

Under our current long-term business plan, we expect that borrowings under the Bank Credit Facilities and additional acquired facilities will provide us with the financing we require to refinance our various Existing Notes and to fund our operations. We cannot assure you, however, that we will not need additional financing due to unexpected changes in our business plan or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

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

As at December 31, 2003, all necessary conditions under the Bank Credit Facilities and the indentures for payment of dividends have been met. Whereas no decision on payment of dividend has been taken by our shareholders, Management has provisionally planned for a dividend payment of up to PLN 450 million to be paid during 2004.

For further discussion of our treasury policies and objectives and our hedging activities, see “Item 11. Quantitative and Qualitative Disclosure About Market Risk – Quantitative Information About Market Risk”

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,522.6 million in 2003 compared to PLN 1,523.2 million in 2002 and PLN 1,162.4 million in 2001. Non-cash provisions and net non-operating items for the same periods were PLN 1,458.2 million, PLN 1,540.1 million and PLN 1,313.4 million respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 6.2 million in 2003, compared to PLN 85.4 million in 2002 and PLN 73.8 million in 2001. The improving trend in operating cash flows reflects the increased profitability and margins of our business as our subscriber base grows and we are able to leverage economies of scale. The flattening of operating cash flow in 2003, against this generally improving trend, reflects the cost of our successful efforts to increase market share that also reduced operating margins.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 403.9 million in 2003 compared to PLN 527.5 million in 2002 and PLN 2,275.2 million in 2001. Payments to suppliers of tangible and intangible fixed assets, which consist primarily of network capital equipment and software used in the ongoing build-out of our GSM network, and payments of licence fees were PLN 415.1 million in 2003, PLN 637.2 million in 2002 and PLN 2,500.2 million in 2002. These amounts differ from the amount of gross additions to tangible and intangible fixed assets because of the impact of credit payment terms on certain purchases of equipment, and due to interest and foreign exchange gains and losses capitalization.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 1,178.3 million in 2003 and PLN 977.8 million in 2002. Net cash from financing activities was PLN 1,156.6 million in 2001. The amounts for 2003 and 2002 include partial redemption and repurchase of Notes together with partial repayment of revolving Bank Credit Facility.  The 2001 amount reflects additional net proceeds from the Bank Credit Facilities partially utilized in 2001 and the proceeds from the 10⅞% senior subordinated guaranteed notes issued in May 2001, partially offset by the repayment of the 1997 Bank Credit Facility.

Gross Additions to Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Increases in the gross book value of tangible assets, for the twelve months ended December 31, 2003 and 2002 totaled approximately PLN 291.2 million and PLN 359.1 million. The growth in subscriber numbers necessitates capital expenditures on the network and IT infrastructure. However, due to the lower traffic generation of pre-paid customers and the higher proportion of such customers in net additions in 2003 and 2002, we were able to reduce capital expenditures significantly in comparison to 2001. During 2001, increases in the gross book value of tangible assets totaled approximately PLN 921.5 million.

Gross Additions to Intangible Assets

We have not acquired any new telecommunication licences during 2003, 2002 or 2001. Increases in the gross book value of intangible assets during these periods reflect capitalization of borrowing costs and foreign exchange differences into the UMTS Licence during the development phase of PLN 264.3 million, PLN 269.9 million and PLN 53.4 million for 2003, 2002 and 2001, respectively.

Capital expenditures for computer and network software, classified as additions to intangible fixed assets, was PLN 141.0 million, as compared to PLN 197.5 million and PLN 222.2 million in 2002 and 2001, respectively.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and beyond, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

We expect our capital expenditure for 2004 to increase over the level achieved in 2003 as a result of necessary capacity and platform investments for GSM, including new products development. Additional expenditures will be driven by the initial roll-out phase of a fully operational UMTS network in the Warsaw area.

As at December 31, 2003, we had PLN 127.8 million of capital expenditures contracted and a further PLN 812.5 million authorized but not contracted.

We expect our non-license capital expenditures to total approximately PLN 3 billion to PLN 4 billion between 2004 and 2007, of which up to 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of €390 million for the UMTS License over the period from 2005 to 2022.

Off-balance sheet arrangements

Our off-balance sheet arrangements are coming from two sources:

•

Operating leases agreements for car fleet management

The minimum annual rentals payable on this agreements are as follows:

(in PLN thousand)	As at December 31, 2003

Not later than 1 year	6,714
Later than 1 year and not later than 5 years	20,593
-------------------
27,307
===========

The minimum annual rentals payable on operating leases (both cancelable and non-cancelable) are as follows:

(in PLN thousand)	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Not later than 1 year	113,250	112,563	118,654
Later than 1 year and not later than 5 years	351,047	354,935	361,141
Later than 5 years	173,845	210,353	257,698
	-------------------	-------------------	-------------------
	638,142	677,851	737,493
	===========	===========	===========

Unlimited agreements (yearly)	23,147	20,884	22,610

Assets under operating leases include primarily network sites, office space, retail outlets and warehouses.

•

Capital equipment commitments

(in PLN thousand)	As at December 31, 2003	As at December 31, 2002	As at December 31, 2001

Authorized and contracted	127,839	166,982	393,841
Authorized and not contracted	812,511	574,057	709,780
	------------------	-------------------	---------------------
	940,350	741,039	1,103,621
	==========	===========	============

Contractual obligations and commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms, which will require significant cash outlays in the future. The commitment amounts are as of December 31, 2003 (in PLN thousand).

	Year ending December 31,
PLN thousand	2004	2005	2006	2007	2008	Thereafter	Total

€550 Million Bank Credit Facility1 (PLN)	15,762	36,994	230,441	-	-	-	283,197
€550 Million Bank Credit Facility1 (Euro)	6,953	24,297	276,858	-	-	-	308,109
UMTS License[2] (€)	-	70,755	70,755	70,755	70,755	1,556,610	1,839,630
10⅞ Notes1 (€)	80,339	80,339	80,339	80,339	778,923	-	1,100,280
11¼ Notes1 (€)	142,346	142,346	142,346	142,346	142,346	1,407,643	2,119,373
11¼ Notes1 (U.S. $)	63,121	63,121	63,121	63,121	63,121	624,196	939,801
Headquarters Lease[3] (U.S.$)	30,376	31,287	32,225	33,192	34,188	186,955	348,225
Capital equipment commitments[4] (mainly in PLN)	127,839	-	-	-	-	-	127,839
Operating leases for car fleet management	6,714	7,501	6,710	5,439	944	-	27,307
Other operating leases	113,250	105,080	95,218	81,747	69,001	173,845	638,142

Total	586,700	561,720	998,013	476,939	1,159,278	3,949,249	7,731,903

(1)

Includes future cash interest payments

(2)

Nominal fees

(3)

Include index swaps embedded in the lease contract

(4)

Authorized and contracted

U.S. GAAP Reconciliation

Our results are reported under International Financial Reporting Standards and differ from our results when reconciled to U.S. GAAP, as summarized below. A detailed quantification of significant differences between International Financial Reporting Standards and U.S. GAAP applicable to our consolidated financial statements may be found in note 29 to our consolidated financial statements contained elsewhere in this annual report. The differences between International Financial Reporting Standards and U.S. GAAP that have a significant impact on net income and shareholders' equity are summarized below. Other differences may arise in future years, resulting from new transactions and/or the adoption of new accounting standards.

a. Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, we capitalize financing costs, including interest and foreign exchange gains or losses and hedging gains and losses, into assets under construction.

For property, plant and equipment under construction, we capitalize interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 14 to our Financial Statements). We capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interest on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 15 to our Financial Statements).

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of us. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in our consolidated financial statements are expensed under US GAAP.

b. Depreciation and amortization

The US GAAP adjustments for depreciation and amortization  represent the amounts of depreciation and amortization charges relating to capitalized foreign exchange differences and hedging gains and losses in our IFRS consolidated financial statements. Since under US GAAP these foreign exchange differences and hedging gains and losses are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c. Revenue recognition (SAB 101/EITF 00-21)

.

Under US GAAP, we implemented for the arrangements entered into on or after July 1, 2003 principles of EITF 00-21. EITF 00-21 gives detailed interpretation relating to revenue recognition and addresses certain aspects of the accounting of the elements of the multiple-deliverable arrangements as separate units of accounting.

As a result of implementation of EITF 00-21 we have identified multiple element arrangements as it pertains to the sale of handsets and the delivery of service. The effect in  the income and expenses for the arrangements entered in the period from July 1, 2003 till December 31, 2003 that are deferred and recognized ratably over the average expected life of the customer under IFRS are immediately recognized in income statement account under US GAAP

The arrangements entered into before July 1, 2003 are settled under SAB 101 till termination.

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

We separate call options from long-term Notes’ host contract and accounts for as derivatives under IAS 39, while they are not recognized as embedded derivatives for US GAAP purposes.

The accounting change principles under US GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments a portion (or the entire amount) of the cumulative effect should be classified to other comprehensive income (hedge reserve), a component of shareholders’ equity.

e. Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs

f. Reclassification of CC swaps

Under US GAAP the cumulative gains on certain discontinued hedges will be recognized in the income statement when forecasted replacement financingcash-flows are completed

> 1 "- # -"

l. New accounting standards

The implementation of the Statements No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction”, No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” and FASB issued Interpretation No. 45 (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” from January 1, 2003 has not caused material changes to the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”) “Consolidation of Variable Interest Entities” (VIEs). This interpretation changes the accounting and requirements for consolidation and disclosure of certain entities, including special purpose entities (“SPEs”). Under FIN 46, an entity is considered a VIE (and subject to consolidation) if its total equity at risk is determined insufficient to finance its activities without additional subordinated financial support, or if its equity investors lack certain characteristics that represent a controlling financial interest. An entity that is considered a VIE would be required to be consolidated by the enterprise that holds a majority of its “variable interests” (that is, the enterprise that has the most exposure to the economic risks and potential rewards from changes in the values of the VIE’s assets and liabilities). We have adopted the Interpretation’s disclosure provisions, effective for all financial statements issued after January 31, 2003, which require all holders of variable interests in VIEs to disclose the nature, purpose, size and activities of the VIEs, including the maximum exposure to losses. The consolidation requirements apply to all new VIEs created on and after February 1, 2003 with transitional provisions for VIEs that existed prior to that date. On December 24, 2003, the FASB issued a revised interpretation to FIN 46 (“FIN 46R”) to modify some of the provisions of FIN 46 and to exempt certain entities from its requirements. We adopted the provisions of FIN 46R to SPEs as at December 31, 2003, and plan to adopt the modified provisions of FIN 46R to all entities that are not SPE as at March 31, 2004. The determination of expected losses and expected residual returns is complex and requires the development of cash flow models. As described in Note 19c, the Company has a single finance lease agreement with Office Park Ltd. The lessor has been considered as a SPE due to single finance lease agreement, however we apply lease accounting to this arrangement and the related assets and liabilities are already reflected in our consolidated financial statements. We are also reviewing certain dealers contracts to decide if they are VIE. The process of determination of potential VIE has not been finalized yet due to complexity of the analysis.

Research and Development Programs

We currently do not run any research and development programs.

Trend Information

Our market is not significantly seasonal. However, minor fluctuations in revenues can be attributed to the factors described below. In our market there are periods characterized by a greater number of subscriber connections. Our anniversary promotions in September and Christmas sales have historically resulted in increase subscriber connections, driving up our revenues from activation fees and sale of handsets and accessories and increasing the corresponding cost of sales. However, we run promotional campaigns throughout the year and it is difficult to predict the seasonality of subscriber connections in the future.

Service revenues exhibit only slight “seasonality”, particularly in relation to the proportion of workdays versus weekends and holidays in any two given periods. Such differences have historically resulted in the third quarter showing the strongest revenues, ARPU and usage. In the future this may change as pre-paid usage appears less sensitive to work day calendar effects although prepaid customers also tend to show stronger demand for our services in the third quarter due to holiday season increasing their needs for mobile communications.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Supervisory Board

The Supervisory Board is currently comprised of nine members, four of whom are appointed by Elektrim S.A. together with Elektrim Telekomunikacja Sp. z o.o., and four are appointed by T-Mobile International AG and MediaOne International BV (member of Deutsche Telekom Group). The remaining member is elected at the Shareholders’ Meeting. The Supervisory Board actively monitors our business, appoints the members of the Management Board and establishes rules of procedure for the Management Board. In addition, our Shareholders’ Agreement provides that the Supervisory Board is responsible for approving certain important decisions of the Management Board.

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

Name	Appointed By	Member of Supervisory Board Since

Dariusz Oleszczuk (Chairman)	Elektrim Telekomunikacja Sp. z o.o.	2000
Michael Guenther (Deputy Chairman)	MediaOne International B.V.	1997
Fridbert Gerlach	MediaOne International B.V.	2000
Philippe Houdouin	Elektrim Telekomunikacja Sp. z o.o.	2002
Uli Kuhbacher	T-Mobile International	2003
Michael Lawrence	T-Mobile International	2002
Michael Picot	Elektrim Telekomunikacja Sp. z o.o.	2002
Zygmunt Solorz-Zak	Elektrim Telekomunikacja Sp. z o.o.	2003
Jacek Trela	Operating Parties	2001

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

Michael Guenther is a member of Management Board of T-Mobile International AG responsible for joint ventures. Previously, Mr. Guenther served as the Chief Financial Officer of T-Mobile International AG and Chief Financial Officer of the Business Customer Division of Deutsche Telecom AG and Deutsche Telekom Systems GmbH. Mr. Guenther holds a degree in Business Administration from the University of Hamburg. Additionally, Mr. Guenther is a member of the Supervisory Boards of MTS, Eurotel, HT mobile, Westel, T-Mobile Germany and T-Mobile Czech Republic

Fridbert Gerlach joined Deutsche Telekom AG in 1999 as Vice President Regional Build-up and Integration in the Region Central, Eastern Europe and Middle East. He has held the position as Senior Executive Vice President of the Region Central and Eastern Europe, Middle East, since June 2001. After his graduation in telecommunications at Aachen University in 1983, he stayed there to work as an electrical engineer until 1987 and, during that time, completed his studies in business administration. From 1987 to 1997, he held several management positions within the international division of Alcatel SEL AG in Stuttgart, Germany. Before joining Deutsche Telekom in 1999, he had worked as director for international joint ventures at T-Mobil.

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

Uli Kuhbacher  is General Counsel of T-Mobile Group. From 1981 to 1985 he worked as an assistant in the Freiburg Max-Planck-Institut for International Penal Law, and from 1986 to 1989 he worked as an assistant in the Heidelberg Max-Planck-Institut for International Public Law. He was admitted to the Bar of Frankfurt in 1991 while he worked from 1989 to 1992 as an assistant professor at the University of Darmstadt specializing in international business and banking law in which area he also finalized his doctorate. In 1991 he was for 3 months visiting scholar in Berkely law school. In 1992 he joined the German law firm Hengeler Mueller in Frankfurt am Main where he worked as a business lawyer until 1997, interrupted by a one year working experience in the UK law firm Slaughter and May in London. In 1997 he joined the transaction and joint venture legal department of Deutsche Telekom AG where he worked until 2000 when he was appointed General Counsel of T-Mobile International.

Michael Lawrence is Director for International Joint-Ventures for T-Mobile in Germany. Previously, he developed and headed T-Mobile alliance to bid for the UMTS license in France. In 1998/99 he was General Manager for the start-up of a Deutsche Telekom Joint-Venture in Beijing, China and was responsible for selling these GSM networks to China Unicom. Before that he had been responsible for operational controlling for Mannesmann AG and was an M&A consultant for Deutsche Bank Morgan Grenfell. Mr. Lawrence studied mechanical engineering and received his PhD at RWTH Aachen.

Michel Picot is Senior Executive Vice President for the Central and Eastern Europe activities of VTI. Before joining VTI in 1995, Mr. Picot had been Senior Vice President Finance at Eunetcom. From 1991 to 1993 he was Managing Director of ECS Germany, belonging to the ECS Group (Société Générale), the largest computer lessor in Europe and one of the biggest PC dealers.  From 1986 to 1991  Mr. Picot served as General Manager of the High Technology branch (PC and large computer leasing and distribution) of the SCOA Group (a Paribas subsidiary) after being General Manager of the international commodities trading area and holding the position of Deputy Managing Director in charge of trading and industrial  activities in Nigeria. Mr. Picot graduated from Ecole des Hautes Etudes Commerciales where he obtained a Master of Business Administration diploma.

Zygmunt Solorz-Zak is the co-founder and President of the Supervisory Board of Telewizja Polsat S.A.. He is also President of Supervisory Board of Polsat Media S.A. and Invest Bank S.A.   Polsat Media S.A. is the largest single investor in Elektrim S.A..

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

Compensation

For the year ended December 31, 2003, we paid an aggregate of PLN 7.8 million to the members of our Supervisory Board and our Management Board, including compensation for salary, bonuses and social pension plans. In addition, some of the members of the Management Board were paid by the respective shareholders which have seconded them.

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

Management Board Members sign three-year contracts with us, beginning at the time of their nomination. The payment that we are obliged to pay upon the termination of each contract is equal to a three-month remuneration of the recalled Board Member. In the event that a Board Member is recalled from the Management Board following a change of control over their nomination rights between the existing shareholders or a transfer of such rights to a new shareholder, most of our Board Members are entitled to receive the amount equal to the outstanding monthly remunerations to be paid until the lapse of the term of their three –year contract.

Upon termination of a Management Board Members’ contract, a non-competition clause valid for twelve months may be enforced which results in prepayment of one additional annual base salary in compensation. Should the Director be recalled from the Management Board before the lapse of the Term of the Contract he shall be entitled to an indemnity in the amount of his three-month remuneration except in the event that the Contract should be terminated after the change of the majority control over the Company or the transfer of the rights to nominate the Director as compared with the status prevailing as at the day of the conclusion of the Contract, in which case the Director shall be entitled to an indemnity in the amount equal to the outstanding monthly remunerations to be paid until the lapse of the Term of the Employment Contract. However, in the event that the Contract should be terminated by mutual agreement of the parties, the Employee shall not be entitled to such indemnity.

Terms of Directors' Employment Contracts:

•

Jonathan Eastick -  February 28, 2007.

•

Ryszard Pospieszynski – November 14, 2005.

•

Boguslaw Kulakowski – September 19, 2005.

•

Wilhelm Stückemann – September 4, 2005.

•

Martin Schneider – February 12, 2005

Audit Committee and Remuneration Committee

The Audit Committee operates under written terms of reference adopted pursuant to a resolution of our Supervisory Board dated July 2, 2002. The committee consists of four members, who are members of our Supervisory Board. At least one member of the Audit Committee must be a financial expert, who possesses understanding of GAAP and financial statements, as well as experience in internal accounting controls and preparation or audit of financial statements The committee meets at least four times in each year. The quorum is three members of the Audit Committee attending the meeting. The Secretary of the Committee, who is our head of Internal Audit normally attends the meetings. Our Management Board members, representatives of the external auditors and representatives of our shareholders can attend the meetings by invitation but are not members of the committee. The committee is authorized to obtain external legal or other independent professional advice and to seek any information it requires from any employee. The Audit Committee submits reports to our Supervisory Board after each meeting of the committee. The Audit Committee is a subcommittee of our Supervisory Board, all committee members are at the same time members of the our Supervisory Board. Audit Committee operates on the basis of Audit Committee Charter which was approved by our Supervisory Board.

The primary purpose and function of the Audit Committee  is to act on behalf of Supervisory Board in fulfilling its oversight responsibilities related to the internal controls, financial reporting, and audit functions of PTC. Consistent with this oversight function, the Audit Committee supervises the audit activities of the company (internal and external), discusses specific issues brought to the Audit Committee by the auditors, the management team or other parties, and assigned to the Audit Committee by our Supervisory Board, and proposes actions to our Supervisory Board. The Audit Committee shall provide a review of any and all audits.

Audit Committee members are:

Michel Picot, chairman

Michael Gunther, financial expert

Philippe Houdouin, member

Michael Lawrence, member

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

Employees

As of December 31, 2003, we had 3,635 employees (full time equivalents), including 2,253 in sales, marketing and strategy, 835 in network operations, 84 in product development and management and 462 in finance, administration and general director divisions. Five of our employees are secondees from members of the Deutsche Telekom group. All of our employees are located in Poland, mainly at our headquarters in Warsaw but also in regional offices and shops around the country.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth information regarding the ownership of our 471,000 ordinary shares outstanding as of March 30, 2004.

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

Prior to August 1999, Elektrim owned 34.1% of the shares. However, in August 1999, Elektrim announced that it had acquired an additional 15.8% of our shares for a purchase price of U.S.$679.4 million. Deutsche Telekom disputed the legality of Elektrim’s acquisition of a portion of these acquired shares (representing approximately 3% of our total 471,000 outstanding shares), claiming that it had had a right of first refusal to purchase these shares under our Shareholders’ Agreement. An arbitration case between Deutsche Telekom and Elektrim in the relation to this issue was settled in Vienna. We are not party to this case and have no direct knowledge of the outcome.

On December 9, 1999, Elektrim registered with the Warsaw Regional Court the transfer of 47.9998% of our shares to its subsidiary Elektrim Telekomunikacja Sp. z o.o., retaining one share of direct ownership.  On December 7, 1999 Elektrim announced that it had sold a 49% interest in Elektrim Telekomunikacja to Vivendi.

Elektrim subsequently received a second offer from Vivendi. On June 27, 2001, the Management Board of Elektrim entered into a memorandum of understanding with Vivendi, pursuant to which Elektrim agreed to sell a consortium of Vivendi and Ymer Finance S.A. (“Ymer Finance”), 2% of the outstanding stock of Elektrim Telekomunikacja and 1% of Carcom, which are two of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions".

According to the press reports, during the second half of 2003, Deutsche Telekom made a EUR 1.1 billion cash offer to Vivendi/Elektrim for their combined 51% stake in us but this offer was rejected. We cannot assure you that the disputes between our shareholders described above, or further potential issues arising from offers to buy or sell our shares, will not influence the use of voting rights in case of inability of the Operating Parties to reach unanimous decisions, in which case our business activities could be seriously disrupted and our  financial results and financial condition could be adversely impacted. For related information see “Item 3. Key Information – Risk Factors – We may not be able to finance a change of control offer required by our indentures” below.

Related Party Transactions

Related party transactions, presented below, consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted generally on market terms.

As at and for the year ended December 31, 2003	As at and for the year ended December 31, 2002	As at and for the year ended December 31, 2001

Elektrim S.A.

Inter-company receivables	9	-	93
Inter-company payables and accruals	34	25	23
Inter-company sales	120	310	741
Inter-company purchases	231	242	272

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	8	-	-
Inter-company payables and accruals	518	368	-
Inter-company sales	94	161	38
Inter-company purchases	1,970	2,039	-

T-Mobile Deutschland GmbH, T-Mobile International AG (“T-Mobile”)

Inter-company receivables	3,922	1,332	521
Inter-company payables and accruals	5,770	6,447	2,897
Inter-company sales	27,556	23,809	24,365
Inter-company purchases	28,340	24,866	22,128

MediaOne International B.V. (“MediaOne”)

Inter-company purchases	-	-	278

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

Item 8. Financial Information

Financial Statement and Other Financial Information

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F. The Financial Statements have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. See Note 29 to the Financial Statements as of and for the year ended December 31, 2003. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2003 and 2002, has been derived from the Financial Statements, which have been audited by Ernst & Young Audit Sp. z o.o., independent auditors. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2001 has been derived from the Financial Statements, which have been audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2003, 2002 and 2001 has been calculated based on our Financial Statements.

Statement of Operations Data	Year ended December 31,
	2003		2002	2001
	PLN	US$(1)	PLN	PLN

	(in thousands, except subscriber and churn rate data)
International Financial Reporting Standards
Net Sales:
Service revenues and fees	5,411,402	1,446,706	4,753,445	4,123,555
Sales of telephones and accessories	189,875	50,762	176,379	221,341
Total net sales	5,601,277	1,497,468	4,929,824	4,344,896

Cost of Sales:
Cost of services sold	(2,356,497)	(629,995)	(2,018,636)	(1,778,687)
Cost of sales of telephones and accessories	(1,237,624)	(330,871)	(970,557)	(948,750)
Total cost of sales	(3,594,121)	(960,866)	(2,989,193)	(2,727,437)

Gross margin	2,007,156	536,602	1,940,631	1,617,459
Operating expenses:
Selling and distribution costs	(610,179)	(163,128)	(545,404)	(585,463)
Administration and other operating costs	(235,609)	(62,989)	(244,711)	(199,966)
Total operating expenses	(845,788)	(226,116)	(790,115)	(785,429)
Operating profit	1,161,368	310,485	1,150,516	832,030
Interest and other financial expenses, net	(426,656)	(114,064)	(581,678)	(377,930)
Profit before taxation	734,712	196,421	568,838	454,100
Taxation charge	(80,790)	(21,599)	(222,362)	(26,879)
Net income	653,922	174,822	346,476	427,221

U.S. GAAP
Total net sales	5,660,207	1,513,222	4,930,854	4,345,206
Cost of sales	(3,619,124)	(974,043)	(2,980,740)	(2,707,206)
Operating expenses	(845,788)	(226,116)	(790,115)	(785,429)
Interest and other financial expenses, net	(532,777)	(142,435)	(753,496)	(320,504)
Taxation	(72,058)	(18,031)	(196,541)	(33,045)

Net income before cumulative effect of changes in accounting principles	590,460	175,106	209,962	499,022

Cumulative effect on the adoption of SFAS 133, net of tax	-	-	-	(4,926)
Cumulative effect on the adoption of SFAS 143, net of tax	(19,671)	-	-	-
Extraordinary loss from 1997 Bank Credit Facility financing costs write-off, net of tax	-	-	-	(7,288)

Net income	570,789	175,106	209,962	486,808

Other Financial and Operating Data (unaudited)
EBITDA (IFRS)(2)	2,103,640	562,395	2,060,499	1,682,602
EBITDA (U.S. GAAP)(2)	2,103,543	562,370	2,060,454	1,683,752
Net cash from operating activities	1,522,600	407,058	1,523,161	1,162,400
Net cash used in investing activities	(403,884)	(107,976)	(527,437)	(2,275,227)
Net cash from/(used in) financing activities	(1,178,329)	(315,019)	(977,823)	1,156,577
Subscribers at end of period	6,211,046	N/A	4,868,288	3,775,652
Monthly churn rate(3) (%)	1.7	N/A	1,6	1.8

Balance Sheet Data	As of December 31,
	2003		2002	2001
	PLN	US$(1)	PLN	PLN

	(in thousands)
International Financial Reporting Standards
Long-term assets and deferred taxes	6,225,064	1,664,133	6,343,195	6,372,128
Total assets	7,293,470	1,949,865	7,265,044	7,217,453
Long-term liabilities, deferred tax liabilities and provisions	4,312,622	1,152,953	5,038,435	5,350,528
Total liabilities	5,206,239	1,391,856	5,912,517	6,221,708

Shareholders' equity	2,087,231	558,081	1,352,527	995,745

U.S. GAAP
Long-term assets	5,952,274	1,591,305	6,222,084	6,414,619
Total assets	7,120,610	1,903,652	7,378,253	7,470,922

Shareholders’ equity after cumulative changes in accounting principles	1,868,911	499,642	1,213,927	999,557

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.7405 per US$1.00, the Fixing Rate announced by the National Bank of Poland on December 31, 2003.  The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

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

Reconciliation of the EBITDA amounts

	Year ended December 31,
	2003		2002	2001
	$(1)	PLN	PLN	PLN
	(in thousand)
IFRS
Operating income	310,485	1,161,368	1,150,516	832,030
Depreciation and Amortization	251,911	942,272	909,982	850,572
EBITDA	562,395	2,103,640	2,060,498	1,682,602

U.S. GAAP (unaudited)
Operating income	313,062	1,171,010	1,159,999	852,571
Depreciation and Amortization	249,307	932,533	900,455	831,181
EBITDA	562,370	2,103,543	2,060,454	1,683,752

Legal Proceedings

An appeal by TPSA of an OTRP decision, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network, was heard by the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld OTRP’s decision from May 28, 2001, which forced TPSA to pay us a fee equal to the domestic fixed to mobile interconnection rate. Until end of the fourth quarter of 2003 revenues of PLN 235.6 million have been recognized from this source. TPSA lodged a request for cassation against the judgment of the Anti-monopoly Court to the Supreme Court. The Supreme Court rejected TPSA’s claim on March 9, 2004 and upheld OTRP’s decision from May 28, 2001, which forced TPSA to pay us a fee equal to the domestic fixed to mobile interconnection rate.

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

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. Our appeal was upheld by the court in the February 2004 and we now await ORTP’s decision either to repeal the original ruling or appeal further. Should we ultimately lose this proceeding, as an SMP operator we can expect to be more closely regulated by OTRP in the future. See “Item 3. Key Information – Risks Factors – Regulatory development may lead to new competitors entering our market”.

Due to been adjudged to have more than a 25% share in interconnection market, in December 2003 we were deemed an operator with “significant market power” in the Polish interconnection market by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. Should we ultimately lose this proceeding, as an SMP operator we can expect to be more closely regulated by OTRP in the future. See “Item 3. Key Information – Risks Factors – If there are changes in the Polish wireless telecommunication industry regulatory environment, our business can be adversely affected”.

To the best of our knowledge, there are no other material legal proceedings directly involving us as of the date of this 20-F report

Dividend Policy

Our statutory financial statements are prepared in accordance with Polish accounting regulations.  Dividends may only be distributed from the net profit reported in the Polish annual statutory financial statements. As at the date of signing this report there was no Shareholders’ decision regarding net income distribution. However, our budget for 2004 includes a provision for a potential dividend pay-out in the amount of PLN 450.0 million, subject to shareholders decision and all Notes indentures and Bank Credit Facilities requirements being met.  We were in compliance with all such requirements   in respect to distribution of certain amount of dividends  as at December 31, 2003.  However, based on the year end 2003 results such amount of dividend permitted for distribution under the Notes indentures would be below the budgeted figure.

Dividend distribution is restricted mainly by the Notes indentures that require us to have Debt to Adjusted Consolidated Net Worth ratio at a level below 2:1 before and after such dividend distribution. We have achieved a ratio lower to 2:1 as of December 31, 2003, but as of December 31, 2003 we would not be able to meet the ratio after dividend distribution in the amount budgeted.

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

Material Contracts

Changes to Bank Credit Facilities

In 2003 we agreed a waiver letter with the bank syndicate, dated April 28, 2003 , with reference made to the EUR 550.0 million Main Credit Facility Agreement dated February 20, 2001, and the EUR 100.0 million Supplemental Credit Facility Agreement, dated February 20, 2001, as amended and increased to EUR 150.0 million by an amendment dated September 24, 2001.

The changes were incorporated into the Facility Agreements, effective from May 19, 2003. The financing banks agreed to permit us or our subsidiaries to purchase and or redeem prior to their maturity all outstanding amount under the Existing Notes (EUR 300.0 million and USD 150.0 million of the 11¼% Notes due 2009, EUR 200.0 million of the 10 7/8% Notes due 2008 and USD 253.0 million of the 10¾% Notes due 2007) providing we maintain certain Available Liquidity and Senior Debt to EBITDA ratio defined under the Facility Agreements before and after such refinancing and in case of open market purchases the purchase price will be below agreed level. It has been also permitted to  restructure the high yield bonds' on-lending agreements and Finance Lease of the headoffice building in a way to mitigate foreign exchange risk at the Guarantor level.

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

Interest on our Existing Notes is payable to our subsidiaries: PTC International Finance B.V. and PTC International Finance (Holding) B.V., both domiciliated in the Netherlands. The double taxation treaty between the Republic of Poland and the Netherlands has been amended with the effect from March 18, 2003. The treaty includes provision for withholding tax on interest payments of 5% where previously no withholding tax was due. Since the third quarter of 2003, we have been working closely with its legal advisors to try to identify reasonable measures, which it could take to avoid incurring withholding taxes from January 1, 2005. As the date of this report, no such reasonable measures have been identified.

We are awaiting the outcome of Poland’s request for an exemption from the European Union directive prohibiting withholding taxes between member states and the result of further legal analysis. See “Item3. Key Information – Risks Factors – If we determine that we are entitled to use the Tax Call Option Clause included in the indentures to the Existing Notes, the Existing Notes may be redeemed at par”.

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

Documents on Display

All the documents mentioned in this 20-F report may be found at the offices of Polska Telefonia Cyfrowa, Al. Jerozolimskie 181, 02-222 Warsaw, Poland. The contact person is Malgorzata Czaplicka (+48.22.413.3275).

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 11 of this Form 20-F (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.7405, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2003; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.7170, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on December 31, 2003.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Supervisory Board’s Finance Committee. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Supervisory Board’s Finance Committee based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Supervisory Board’s Finance Committee must approve all actions taken to hedge translation risk.

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

Transaction Exposure. Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (‘‘Committed Exposures’’) and those where there is some uncertainty about the amount and/or timing of the cash flow (‘‘Uncommitted Exposures’’). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Supervisory Board’s Finance Committee on at least annual basis, providing hedging can be obtained.

Translation Exposure. Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Supervisory Board’s Finance Committee must approve any action taken to hedge translation exposure.

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

Debt liabilities as at December 31, 2003, based on fixed interest rate are as follows:

•

the 11¼% Notes for the total value of U.S.$150,000,000

•

the 11¼% Notes for the total value of €268,242,000

•

the 10 7/8% Notes for the total value of €156,615,000

Debt liabilities based on floating interest rate consist of our Bank Credit Facilities for the total bank commitments of €700 million of which €387.5 million is available in Zloty and €312.5 million is available in other currencies. The interest rate related to each draw down is determined at the draw down date and fixed for the maturity of the respective draw down. Interest rate are subsequently reset at the time of any roll-over of existing draw down. As at December 31, 2003 , Euro 581.0 million was undrawn and PLN 250.0 million , Euro 40.0 million and USD 26.0 million were drawn down under the Bank Credit Facilities.

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

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Management Board and Supervisory Board’s Finance Committee, enter into the following interest rate hedging transactions:

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

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers’ financial condition are performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, with the exception of TPSA.

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

Changes in Future Reporting Periods

In 2004 we plan to keep the existing hedging coverage of foreign currency operating exposure. We plan further extension of hedging coverage of foreign currency financing exposure by entering into a number of  forward and/or fx option transactions and reducing the amount of outstanding long term foreign currency denominated liabilities by refinancing of U.S.$  and € denominated Notes with use of both the Zloty and Euro tranche of Bank Credit Facility and operating cash flows. We plan to hedge the interest rate exposure on Zloty tranche of Bank Credit Facility with use of forward by commencing IRS and FRA transactions.

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

The Bank Credit Facilities as of December 31, 2003 consisted of a Zloty tranche of PLN 250.0 million at the rate of WIBOR plus a margin and a multi-currency tranche of € 40.0 million at the rate of EURIBOR plus a margin and U.S.$ 26.0 million at the rate of LIBOR plus a margin under the €550 million Bank Credit Facility. The Zloty tranche and the multi-currency tranche of the €150 million Bank Credit Facility was not utilized. The floating interest rate is based on the appropriate WIBOR rates for the outstanding Zloty tranches and the appropriate EURIBOR or LIBOR rates for the outstanding multi-currency tranche, plus applicable margins in the case of the €550 Million Bank Credit Facility and the €150 Million Bank Credit Facility. The table below presents principal and interest payments on the Bank Credit Facilities as of December 31, 2003. For the purpose of the calculation of future debt cash flows, we used WIBOR, EURIBOR and LIBOR rates as of December 31, 2003, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Variable Rate (PLN)	15,762	36,994	230,441	-	-	-	283,197	250,000
Weighted Average Effective Interest Rate 6.3%
Variable Rate (EUR)	6,953	24,297	276,858	-	-	-	308,109	275,883
Weighted Average Effective Interest Rate 2,37%

In comparison, as at December 31, 2002 our interest rate risk liabilities consisted of Bank Credit Facilities.

Principal and interest payments under the  Bank Credit Facilities (in thousand of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Variable Rate (PLN)	84,564	281,551	636,412	200,406	-	-	1,202,933	990,217
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

Foreign Currency Risk

As of December 31, 2003 approximately 92% of our total long term debt was denominated in foreign currencies (Euro and U.S. dollar).  The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, denominated in PLN, Euro and U.S.dollar, 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS License which is linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at December 31, 2003 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.7405 per U.S.$1.00 and  PLN 4.7170 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Fixed interest rate (Euro)
UMTS License	-	70,755-	70,755	70,755	70,755	1,556,610	1,839,630	877,699
10⅞ Notes	80,339	80,339	80,339	80,339	778,923	-	1,100,280	846,103
11¼ Notes	142,346	142,356	142,346	142,346	142,346	1,470,643	2,119,373	1,397,363
Fixed interest rate (U.S.$)
11¼ Notes	63,121	63,121	63,121	63,121	63,121	624,196	939,801	622,443
Headquarters Lease (1)	30,376	31,287	32,225	33,192	34,188	186,955	348,225	170,265

Total	316,182	387,848	388,787	389,754	1,089,332	3,775,405	6,347,309	3,913,873

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2002.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Fixed interest rate (Euro)
UMTS License	-	-	60,303	60,303	60,303	1,386,969	1,567,878	441,952
10⅞ Notes	81,974	81,974	81,974	81,974	81,974	815,269	1,225,139	839,701
11¼ Notes	127,880	127,880	127,880	127,880	127,880	1,392,472	2,031,872	1,235,214
Fixed interest rate (U.S.$)
10¾ Notes	52,085	52,085	52,085	52,085	536,599	-	744,939	543,894
11¼ Notes	64,780	64,780	64,780	64,780	64,780	705,380	1,029,280	632,082
Headquarters Lease (1)	30,956	31,883	32,840	33,825	34,840	253,828	418,172	218,931

Total	357,675	358,602	419,862	420,847	906,376	4,553,918	7,017,280	3,911,774

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

Short term hedging transactions

In order to manage the volatility relating to our more significant short-term operating risks (cash outflows), we entered into a number of hedging transactions, including forward foreign currency exchange contracts, non-deliverable forward exchange (“FX”) currency contracts and FX option transactions. In 2003, we entered into 14 forward and Non Deliverable Forward transactions for a total notional amount of €35.0 million and into 10 FX options transactions for a total notional amount of €100.0. As at December 31, 2003 we had  open all 14 forward and Non Deliverable Forward transactions for the notional amount of  € 35.0 million and all 10 FX options transactions for the notional amount of €100.0. The purpose of these transactions is to hedge our short-term foreign currency cash flow exposures arising from payments for handsets.

As we have not applied our Hedge Accounting to these forward transactions, Non Deliverable Forward transactions and foreign exchange option transactions, these contracts are valued in the balance sheet at their fair value calculated based on market models. The fair value of open forward and Non Deliverable Forward transactions as of December 31, 2003, amounted to PLN 16.2 million and they were all presented under current assets in our Financial Statements. The fair value of open foreign exchange option transactions as of December 31, 2003, amounted to PLN 20.8 million and they all were presented under current assets in our Financial Statements. For a more detailed presentation of these transactions see Note 23 to the Financial Statements included elsewhere in this Form 20-F.

In order to mitigate cash and translation risk from financial indebtedness, during 2003 we entered into 29 forward and Non Deliverable Forward transactions and as of December 31, 2003 we had 26 open transactions for the notional amount of  € 175.0 million and US$ 184.0 million. The purpose of these transactions is to hedge our short-term foreign currency financing cash flow exposures, arising from planned refinancing of outstanding Notes, interest payments on outstanding Notes prior to refinancing date and planned repayments of multicurrency tranche of our Bank Credit Facility. The fair value of these forward and Non Deliverable Forward transactions amounted to liability of PLN 86.2 million and they all were presented under current liabilities in our Financial Statements.

Medium and long term hedging

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11¼% Notes and 50% of the coupon payments on the 10¾% Notes and the U.S. dollar portion of 11¼% Notes.  In 2002 some 50% of 10¾% Notes were redeemed and 6.3% of 10 7/8% Notes and 5.8% of the Euro portion of the 11¼% Notes were repurchased in the secondary market and redeemed. In 2003 remaining 50% of 10¾% Notes were redeemed and additional 15.4% of 10 7/8% Notes and 4.9% of the Euro portion of the 11¼% Notes were repurchased in the secondary market and redeemed. After these operations the coupon payments coverage of Euro Notes increased to respectively 96% and 84% while the Cross Currency Interest Rate Swap transaction hedging 10¾% Notes was redesignated to hedge of U.S.$ tranche under Bank Credit Facility used for financing of redemption of Notes.

In November 2003 we changed our plans regarding refinancing of outstanding Notes and the expected shortened term of coupon payments exposure. As a result, the maturity of some outstanding Cross Currency Interest Rate Swap cash flows exceeded the newly planned date of Notes refinancing. In order to match those Cross Currency Interest Rate Swap cash flows with the new refinancing plan we restructured the outstanding Cross Currency Interest Rate Swap transactions. All U.S.$ Cross Currency Interest Rate Swap transactions were terminated while the remaining coupon payments were hedged by new forwards. In respect to Euro Cross Currency Interest Rate Swap cash flows due after the planned Notes refinancing would hedge other exposure than coupon payments, principally expected Euro borrowings to be used for refinancing of part of Euro denominated Notes.

Prior to 2003 we applied hedge accounting to some short and medium-term activities. As a result of change in Notes refinancing plans and subsequent restructurisation of outstanding long term hedging transactions we stopped hedge accounting treatment of Cross Currency swaps. As of December 31, 2003, the fair value of cross currency interest swaps amounted to PLN 65.2 million.

In 2002 we entered into seven medium term transactions hedging risk related to nominal value of the Existing EUR Notes for the total amount of €140 million.  Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. All these subordinated transactions were open as of December 31, 2003 and their fair value amounted to PLN 92.1 million and they all were presented under short and long term assets in our Financial Statements.

The table below provides information about foreign currency derivative instruments as at December 31, 2003.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Foreign currency forward contracts hedging operating exposure
Buy Euro/sell PLN [1]	16,158	-	-	-	-	-	16,158	16,158
Foreign currency forward contracts hedging financing exposure
Buy U.S.$/sell PLN [1]	(22,091)						(22,091)	(22,091)
Foreign currency subordinated forward contracts
Buy Euro/sell PLN [1]	52,130	39,988		-	-	-	92,118	92,118
Total	46,197	39,988	-	-	-	-	86,186	86,186
Foreign currency option contracts hedging operating exposure
EUROcall/PLNput [1]	20,826						20,826	20,826
Total	20,826						20,826	20,826
Cross currency interest rate swaps
Receive fixed EUR, pay fixed PLN [2]	6,942	7,460	6,874	6,039		-	27,315	65,155
Total	6,942	7,460	6,874	6,039		-	27,315	65,155

(1)

Represents estimated cash inflows/outflows in PLN net from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated cash inflows/outflows in PLN net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Other hedging activities

Following our entry into the Bank Credit Facilities in February 2001 and the amendment to the €150 Million Bank Credit Facility in September 2001, the payments related to our foreign currency obligations under our senior debt obligations changed. As the PLN tranches were substantially increased we were able to decrease the foreign currency risk carried in our balance sheet.

To reduce the level of foreign currency exposure resulting from the Existing Notes we redeemed in 2002 part of 10 3/4% Notes for total amount of U.S.$127 million. Due to the same reason we repurchased in the secondary market and redeemed part of 11 1/4% Notes and 10 7/8% Notes for the total amount of €17.2 million and €12.5 million respectively. In 2003 we redeemed remaining U.S.$ 126.2 million of 10¾% Notes and we repurchased from the secondary market and redeemed additional € 30.9 million of 10 7/8% Notes and € 14.5 million of the Euro portion of the 11¼% Notes. All these operations were financed mainly from PLN tranches of Bank Credit Facilities and PLN operating cash flows.

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

In addition, prior to May 1, 2004, the issuer of the 10⅞% Notes may on one or more occasions redeem up to 35% of the initial aggregate principal amount of the 10⅞% Notes, with all or a portion of the net proceeds of a public equity offering, provided that:

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

Optional Tax Redemption of the 11¼%  and 10 7/8%  Notes

The issuer of the 11¼% and 10 7/8% Notes at its option may, from time to time, redeem all of the Notes at price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of redemption, if, due to any amendment to or change in the applicable withholding tax regulations the issuer or the guarantor of the Notes would be obliged to pay additional amounts. The issuer would have the option to redeem the Notes if the obligation resulting from the change of withholding tax may not be avoided by the use of reasonable measures.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of a date within 90 days of the filing date of this annual report, management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls, procedures and practices. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls, procedures and practices were effective, in all material respects, to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required. There have been no significant changes in our internal financial controls or in other factors which could significantly affect internal financial controls subsequent to the date the evaluation was carried out. There were no significant deficiencies or material weaknesses identified in the evaluation and, therefore, no significant corrective actions were required.

ITEM 16

Reserved

ITEM 16A. Audit committee financial expert

Our Management Board has determined that Michael Günther is audit committee financial expert on our audit committee. For details on his professional career see “Item 6. Directors, Senior Management and Employees”.

 ITEM 16B Code of Ethics

In April 2003, we adopted the Code of Ethics. Additional to the Code of Ethics, the members of the Management Board, principal accounting officer, company treasurer and company controller confirmed, in an additional document, adherence to standards that deter wrongdoing and promote:

i.

Honest and ethical conduct, including the ethical handling of actual conflicts of interest between personal and professional relationships (regulated by the existing Code of Ethics);

ii.

Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchanges Commission and in other public communications made by the Company. To this end a separate procedure on reporting controls has been adopted (procedure number: P-FK-00-01) and compliance with all Company procedures is required under the existing Code of Ethics;

iii.

Compliance with applicable governmental laws, rules and regulations (regulated by the existing Code of Ethics);

iv.

Prompt internal reporting of violations of the Code of Ethics and above points to an appropriate person or persons identified in the Code of Ethics; and

v.

Accountability for adherence to the Code of Ethics.

The Code of Ethics is available on request sent to Małgorzata Czaplicka, Polska Telefonia Cyfrowa Sp. z o.o., Al. Jerozolimskie 181, 02-222 Warsaw, Poland.

ITEM 16C Principal accountant fees and services

 A summary of accountant fees and services are provided in a table below :

	2003 Actual fees (in PLN)	2002 Actual fees (in PLN)
Audit fees	866,423	835,712
Audit – Related Fees (1)	5,730	14,300
Tax fees (2)	67,722	67,722
All Other Fees(3)	489,200	29,471
Total Fees	1,429,075	889,503

(1) Audit-Related Fees are the fees for review of Audit Committee Charter. This position includes fees and expenses for services rendered from January through December 31, of the fiscal year, notwithstanding when the fees and expenses were billed.

(2) Tax fees include tax planning and tax opinions. This position includes fees and expenses for services rendered from January through December 31, of the fiscal year, notwithstanding when the fees and expenses were billed.

(3) All Other Fees include “open public” trainings and legal fees. This position includes fees and expenses for services rendered from January through December 31, of the fiscal year, notwithstanding when the fees and expenses were billed.

On May 9, 2003, we issued a policy on “Procurement of services from PTC Financial Auditor”. The Policy applies to all services provided by our auditor performing periodical financial audit of the Company. The policy specifies that the Audit Committee shall pre-approve in advance all audit and non-audit services provided by our Auditor in order to assure that Auditor’s independence is uncompromised. The Audit Committee pre-approval may cover a type of services in a given period (bulk approval) or a specific task (approval by case). However, the Audit Committee assures that our Auditor will not deliver services listed by Securities and Exchange Commission as unlawful.

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

> 1 "- # -"

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

Date: April 1, 2004

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

2 The average of the monthly average fixing rates during the fiscal year.

3 Outstanding indebtedness reflects selected long-term and short-term liabilities as presented in our Financial Statements, including Existing Notes, Bank Credit Facilities, overdraft facilities, finance lease payables and index swaps (excluding current portion of index swaps and interest accrued on Bank Credit Facilities and Existing Notes).

4 EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company's ability to service and incur debt.  EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow from operating activities or other income or cash flow data or as a measure of a company's profitability or liquidity.

> 1 "- # -"