Form 20-F/A
period 2003-12-31
POLSKA TELEFONIA CYFROWA SP ZOO
filed 2004-04-15
CIK 1046962

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

We publish our Financial Statements in Polish Zloty. In this annual report on Form 20-F/A (the ‘‘Form 20-F/A’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America and references to ‘‘€”, “EUR” and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the year ended December 31, 2003 included in this Form 20-F/A have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 29 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 20-F/A has been prepared in accordance with IFRS.

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

CAUTIONARY STATEMENT FOR PURPOSES OF THE ‘‘SAFE HARBOR’’ PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F/A contains certain forward looking statements (as defined in Section 21E of the Exchange Act) with respect to our plans for investment in our cellular network, expectations as to funding our capital requirements and other statements of expectation, belief, future plans and strategies, anticipated developments and other matters that are not historical facts. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risks and uncertainties, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F/A, particularly in “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘plan’’, ‘‘intend’’ and similar expressions are predictions of or indicate future events or trends identifying forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected historical financial data for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) included elsewhere in this Form 20-F/A. Our historical financial data as of and for the years ended December 31, 2000 and 1999, were restated in early 2001 to reflect changes in the revenue recognition policy introduced under IFRS to be consistent with SEC Staff Accounting Bulletin No. 101 “Revenue Recognition” previously adopted under U.S. GAAP. Based on the above bulletin and further interpretations we established criteria for recognition of multiple-element transactions (handset, activation and telecommunication services) and their presentation in our IFRS Financial Statements. The financial data presented in accordance with International Financial Reporting Standards included below as of and for the years ended Decembers 31, 2003 and 2002, have been derived from the Financial Statements audited by Ernst & Young Audit Sp. z o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31,  2001, 2000 and 1999 have been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors, who have ceased operations. The Financial Statements are included elsewhere in this Form 20-F/A. The financial data presented in accordance with U.S. GAAP included below, as of and for the years ended December 31, 2003, 2002 and 2001, has been calculated based on our Financial Statements. The financial data included below as of and for the years ended December 31, 2000 and 1999, have been derived from our audited historical Financial Statements.

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

Under our current business plan, we expect that borrowings under our Bank Credit Facilities (defined elsewhere in this Form 20-F/A), together with anticipated cash from operations, will provide us with the financing we require to fund our operations.  Nonetheless, we currently intend to raise new financing in order to refinance the Existing Notes and increase reserves of undrawn facilities once our Bank Credit Facilities begin to amortise from 2004.

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

Item 5. Operating and Financial Review and Prospects

Operating Results

The following section should be read in conjunction with “Item 3. Key Information Selected Financial Data”, “Item 8. Financial Information” and with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F/A. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 29 to the Financial Statements as of and for the year ended December 31, 2003. The financial data, with the exception of data related to ARPU, is presented in accordance with International Financial Reporting Standards included and discussed below as of and for the years ended December 31, 2003 and 2002, have been derived from the Financial Statements, audited by Ernst & Young Audit Sp. z. o.o., independent auditors, and the financial data presented in accordance with International Financial Reporting Standards for the years ended December 31, 2001, has been derived from the Financial Statements audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations.

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

Critical Accounting Policies

We believe that the policies identified below are critical to our business operations and understanding of our results of operations. For a detailed discussion of these and other significant accounting policies please refer to the Note 3 of our IFRS Financial Statements included elsewhere in this Form 20-F/A.

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

Item 8. Financial Information

Financial Statement and Other Financial Information

The following information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Financial Statements (including the Notes thereto) presented elsewhere in this Form 20-F/A. The Financial Statements have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. See Note 29 to the Financial Statements as of and for the year ended December 31, 2003. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2003 and 2002, has been derived from the Financial Statements, which have been audited by Ernst & Young Audit Sp. z o.o., independent auditors. The financial data, presented in accordance with International Financial Reporting Standards, included below as of and for the years ended December 31, 2001 has been derived from the Financial Statements, which have been audited by Arthur Andersen Sp. z o.o., independent auditors who have ceased operations. The financial data presented in accordance with U.S. GAAP included below as of and for the years ended December 31, 2003, 2002 and 2001 has been calculated based on our Financial Statements.

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

To the best of our knowledge, there are no other material legal proceedings directly involving us as of the date of this 20-F/A report

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

Documents on Display

All the documents mentioned in this 20-F/A report may be found at the offices of Polska Telefonia Cyfrowa, Al. Jerozolimskie 181, 02-222 Warsaw, Poland. The contact person is Malgorzata Czaplicka (+48.22.413.3275).

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, Item 11 of this Form 20-F/A (if not otherwise stated) contains translations of:

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

As we have not applied our Hedge Accounting to these forward transactions, Non Deliverable Forward transactions and foreign exchange option transactions, these contracts are valued in the balance sheet at their fair value calculated based on market models. The fair value of open forward and Non Deliverable Forward transactions as of December 31, 2003, amounted to PLN 16.2 million and they were all presented under current assets in our Financial Statements. The fair value of open foreign exchange option transactions as of December 31, 2003, amounted to PLN 20.8 million and they all were presented under current assets in our Financial Statements. For a more detailed presentation of these transactions see Note 23 to the Financial Statements included elsewhere in this Form 20-F/A.

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

Other embedded derivatives

Index swaps

We have bifurcated the derivatives from our finance leasing agreements (see Notes 3.9, 3.14, 19c and 23 to our Financial Statements included elsewhere in this Form 20-F/A). These index swaps derivatives swap payments based on the Consumer Price Index in the USA (“CPI”) into interest-based payments. The CPI is not related to inflation in the Company’s own economic environment. Thus, the embedded derivatives are not clearly and closely related to the host contracts.

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

> 1 "- # -"

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s / Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s / Martin Schneider

Martin Schneider, Director of Strategy,

Marketing & Sales

By: /s / Jonathan Eastick

Jonathan Eastick, Director of Finance

Date: April 15, 2004

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